Form 20-F
period 2003-12-31
WEBZEN INC
filed 2004-06-25
CIK 1266467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-50476

(Exact name of Registrant as specified in our charter)

Webzen Inc.
(Translation of Registrant’s name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization)

Daelim Acrotel Building, 6th Floor,
467-6 Dogok-dong, Kangnam-ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

(1) Common shares, par value ~~W~~500 per share	The Nasdaq National Market*
(2) American Depository Shares (“ADSs”), each of which represents one tenth of a common share	The Nasdaq National Market
*Not for trading, but only in connection with the registration of American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2003, 4,370,000 Shares and 6,438,260 ADSs are outstanding.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the SecuritiesExchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	☒	No ☐
Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17	☐	Item 18 ☒

i

CERTAIN DEFINED TERMS, CONVENTIONS AND
PRESENTATION OF FINANCIAL INFORMATION

     Unless the context otherwise requires, references in this annual report to:

  “Korea” or the “Republic” are to The Republic of Korea;

  “Government” are to the government of the Republic;

  “China” or the “PRC” are to the People’s Republic of China;

  “Taiwan” are to Taiwan, the Republic of China;

  “U.S.” or the “United States” are to the United States of America;

  “Webzen,” “we,” “us,” “our,” or “our company” are to Webzen Inc.;

  “Won” or “~~W~~” are to the currency of the Republic;

  “U.S. dollars” or “US$” are to the currency of the United States;

  “Renminbi” or “RMB” are to the currency of China;

  “NT dollars” or “NT$” are to the currency of Taiwan;

  “Yen” or “¥” are to the currency of Japan; and

  “Baht” are to the currency of Thailand.

     The consolidated financial statements of Webzen have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Won.

     For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2003 which was ~~W~~1,192.0 to US$1.00.

FORWARD LOOKING STATEMENTS

     This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21(E) of the Securities Exchange Act of 1934. When included in this annual report, the words, “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information — 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk,” inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward looking statements are made only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release any update or revision to any forward looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

3.A. Selected Financial Data

     The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report, which have been audited by Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

(in millions of Won and thousands of US$, except share and per share data and number of peak concurrent players)	As of and for the year ended December 31,

	2000(3)		2001		2002		2003		2003(4)

Statement of operations data:									(unaudited)
Online game subscriptions	~~W~~	—	~~W~~	1,406	~~W~~ 	27,765	~~W~~ 	48,667	US$	40,828
Royalties and license fees		—		10		383		8,270		6,938
Total net revenues		—		1,416		28,148		56,937		47,766
Cost of revenues		—		172		2,985		5,890		4,941
Gross profit		—		1,244		25,163		51,047		42,825
Selling, general and administrative expenses		149		1,020		8,860		16,762		14,062
Operating income (loss)		(149)		224		16,303		34,285		28,763
Interest income		10		8		249		1,186		995
Other income (expense)		(3)		4		(88)		753		632
Income (loss) before income tax expenses (benefit),
equity in earnings (loss) of related equity investment
and minority interest		(142)		236		16,464		36,224		30,390
Income tax expenses (benefit)		(23)		45		2,303		5,501		4,615
Income (loss) before equity in earnings (loss) of related
equity investment and minority interest		(119)		191		14,161		30,723		25,775
Equity in earnings (loss) of related equity investment,
net of taxes		—		—		(498)		5,179		4,345
Income before minority interest		(119)		191		13,663		35,902		30,120
Minority interest		—		—		—		110		92
Net income (loss)		(119)		191		13,663		36,012		30,212
Earnings (loss) per share:
Basic		(57)		82		5,379		11,938		10.02
Diluted(1)		(57)		82		5,379		11,899		9.98
Earnings (loss) per ADS(2):
Basic		(5.7)		8.2		537.9		1,193.8		1.00
Diluted(1)		(5.7)		8.2		537.9		1,189.9		1.00
Weighted average number of shares outstanding:
Basic		2,101,590		2,340,741		2,540,000		3,016,712
Diluted(1)		2,101,590		2,340,741		2,540,000		3,026,500

Balance sheet data:
Cash and cash equivalents		21		2,005		6,715		173,198		145,301
Short-term financial instruments		105		50		8,043		2,304		1,933
Total assets		295		4,327		25,989		206,552		173,282
Total liabilities		14		1,670		9,595		17,515		14,694
Common stock		400		1,270		1,270		2,185		1,833
Minority interest		—		—		—		206		173
Total stockholders’ equity		281		2,657		16,394		188,831		158,415

Other data:
Peak concurrent players during period:
Korea		N/A		19,898		37,240		75,513
China		N/A		N/A		136,710		310,555

(1)	For further information on historical financial statement effects of stock option issuances, see note 14 to the notes to our audited financial statements as of and for the years ended December 31, 2002 and 2003.

(2)	Based on earnings per share. Each ADS represents one-tenth of a common share.

(3)	Reflects financial information since our inception on April 28, 2000.

(4)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 as announced by the Federal Reserve Bank of New York.

Exchange Rates

     Fluctuations in the exchange rate between Won and U.S. dollars will affect the U.S. dollar equivalent of the Won price of our common shares on the KOSDAQ Market, Inc. or KOSDAQ and, as a result, will likely affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

      In certain parts of this annual report, we have translated Won amounts into U.S. dollars for the convenience of investors. Unless otherwise stated, the rate we used for the translation was ~~W~~1,192.0 to US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2003. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Year ended December 31,	At the end of period		Average rate(1)		High			Low

	(Won per US$1.00)

1999	~~W~~	1,360.0	~~W~~	1,187.7	~~W~~	1,241.8	~~W~~	1,124.5
2000		1,267.0		1,140.0		1,267.0		1,105.5
2001		1,313.5		1,293.4		1,369.0		1,234.0
2002		1,186.3		1,242.0		1,332.0		1,160.6
2003		1,192.0		1,193.0		1,262.0		1,146.0
2004 (through May 30)		1,165.0		1,167.7		1,195.1		1,141.4

Month ending	At the end of period		High		Low

December 31, 2003	~~W~~	1,192.0	~~W~~	1,200.0	~~W~~	1,183.0
January 31, 2004		1,174.0		1,195.1		1,172.0
February 28, 2004		1,179.0		1,180.0		1,152.2
March 31, 2004		1,146.7		1,181.0		1,146.7
April 30, 2004		1,173.6		1,173.6		1,141.4
May 30, 2004		1,165.0		1,191.0		1,165.0

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

3.B. Capitalization and Indebtedness

       Not applicable

3.C. Reasons for the Offer and Use of Proceeds

       Not applicable

3.D. Risk Factors

Risks Related to Our Business

As we currently depend on one game, MU, for all of our revenue and profits, our failure to develop or license additional online games may adversely affect our future results of operations.

     All of our revenues and profits are currently derived from a single online game. We expect our dependence on MU will continue for at least the next 12 months until we launch an alternative game, which we currently have under active internal development. In May 2004, we agreed to acquire three games from Delphieye Inc., and plan to launch one of these games by early 2005. As these games are new and untested, there can be no assurance that such new game introductions will be successful or generate significant revenues. Accordingly, any reductions in prevailing MU subscription fees or license fees due to intensifying competition or other factors, any decreases in the popularity of MU in its current markets, our potential failure to develop or license additional online games or to enter new markets, any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to our MU online game could materially and adversely affect our future results of operations.

We may not be able to maintain our profitability or financial or operational success in our markets as we operate in a highly competitive industry and compete against many large companies.

     There are over 100 companies dedicated to developing online games in Korea. We expect more companies to enter the online game industry in Korea and a wider range of online games to be introduced to the Korean market and other markets around the world. Our competitors vary in size from small companies to very large companies such as NCsoft, Shanda, Sony, Microsoft, and Electronic Arts, many of which have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote resources to design and develop new games, undertake extensive marketing campaigns, adopt aggressive pricing policies, pay high compensation to game developers or compensate independent game developers to the same degree as certain of our competitors. In addition, anticipated increased competition in the online game industry may also reduce the number or growth rate of our subscribers, reduce the average number of hours played by our subscribers, reduce our license fee revenue, or cause us to reduce subscription fees. All of these competitive factors could reduce our cash flows, operating margins and profitability.

If we are unable to consistently develop or acquire superior online games, our future revenues and profitability may decline.

     In order for our business strategy to succeed over time, we will need to introduce upgrades to MU and develop new online games that are superior to the games of our competitors and attractive to users. To achieve this, we will need to anticipate and effectively respond to rapidly changing consumer tastes and preferences and technological advances. If we are not able to consistently develop or acquire superior online games with continuing appeal to users, our future revenues and profitability may decline.

Rapid technological change may limit our ability to recover game development costs and adversely affect our future revenues and profitability.

     The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their market acceptance, and make substantial game development and related investments. In addition, new technologies in online game programming or operations could render MU or other online games that we expect to develop in the future less unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability.

If we fail to retain and hire skilled and experienced game developers or other key personnel in order to design and develop new online games and additional game features, we may be unable to achieve our future business objectives.

     In order to maintain our competitiveness in the future, we will need to continue to attract and retain skilled and experienced online game developers. None of our current senior technical officers or staff members is bound by non-competition agreements and any of them could decide to resign or work for our competitors at any time without any contractual restriction. Moreover, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. Overall, we may not be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

     Our games may contain errors or flaws that only become apparent after their release, particularly as we add new game features to our MU online game under tight time constraints. We believe that if our subscribers have a negative experience with our games, they may be less inclined to continue or resume subscriptions with us or recommend our games to other potential subscribers. Undetected programming errors and game defects can harm our reputation, cause our subscribers to terminate subscriptions with us, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

Unexpected network interruptions caused by system failures or other external factors may lead to subscriber and revenue reductions and harm our reputation.

     Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain subscribers. The principal system hardware for our Korean operations is located in a single location in Seoul and the principal system hardware for our China operations is located in a single location in Shanghai. We do not maintain full backup system hardware in either location. Accordingly, any server interruptions, breakdowns or system failures, including failures attributable to sustained power shutdowns, efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our subscribers.

     In the past, our network has experienced occasional outages and deteriorated performance. In the worst such instance to date, in May 2003 we experienced a service interruption for a period of approximately three hours due to a computer virus attack shutting down all Internet service providers in Korea. Future instances of computer virus attacks could also adversely affect our systems and business.

     With the increase in the number of MU players in China, we have in the past several months detected that a large number of players gained an unfair advantage by modifying MU execution files saved on players’ computers to facilitate character progression. In response to these activities in China, we have expanded our customer service team dedicated to detecting unauthorized character enhancements, which has resulted in the deletion of unauthorized characters. As part of our efforts to deter this type of activity in the future, we have also recently installed software patches designed to prevent unauthorized modifications to our execution files. Although we believe that we will be successful in addressing these activities in China, continued occurrences of unauthorized character manipulation may negatively impact the image and players’ perception of our MU game and the fairness of the gaming environment, limit our growth or reduce the number of MU players in China and adversely affect our results of operations. In addition, the deletion of unauthorized character enhancements requires the affected players to start over with a new character from the beginner’s level and may result in these players ceasing to play the MU game altogether, which may materially and adversely affect our revenues and results of operations in China.

     In the past several months, we have also detected the emergence of several illegal game servers in Korea and China, through which users can play a pirated version of our game without paying a fee. We believe that this occurred through a one-time source code breach, and the version available on these pirated servers significantly differs from the service currently available to our paying users in terms of content, game play, and game stability. Although core technology was not lost and continued updates to MU will eventually make this pirated version obsolete, our revenues and results of operations in China in recent months were materially and adversely affected by these illicit activities. Working with both Korean and Chinese regulators, we continue to take firm legal and technological measures against these hacking activities and since March 2004, we have installed new patches and updates to MU in efforts to further differentiate our game from the pirated version. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, hackings and similar events.

There are risks associated with our business strategy of growth through acquisitions and investments.

     Although we intend to pursue acquisitions of game development companies, technologies and personnel that are complementary to our existing business, our ability to grow through such acquisitions or investments or hiring will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the online game industry to consolidate in the future, we may face significant competition in executing our growth strategy. We also lack experience in identifying, financing and completing acquisition or investment transactions. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce the intended benefits. In addition, we may be forced to forego opportunities to acquire minority interests in companies that could be important to our business strategy in order to maintain compliance with the provisions of the U.S. Investment Company Act of 1940, or Investment Company Act.

Acquisitions or investments and integration of new personnel also involve other risks, including:

  potential entry into markets in which we may have limited or no experience;

  diversion of management attention from our core business; and

  difficulties in assimilating acquired businesses or personnel or in realizing projected efficiencies, cost savings and synergies.
We may be subject to future intellectual property rights claims relating to our MU online game, which could result in substantial costs and diversion of our financial and management resources.

     Certain of our employees were previously employed at other online game development companies, including certain of our current or potential competitors. To the extent these employees have been involved in research at Webzen similar to research in which they have been involved at their former employers, we may inadvertently become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information belonging to the former employers of our employees. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures would be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

We may not be able to adequately protect our intellectual property rights, which could cause us to be less competitive.

     We regard our proprietary software, domain names, trade names, trademarks and similar intellectual properties as critical to our success. We rely on a combination of copyrights, service marks and patents to protect our intellectual property rights. Policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. We cannot be certain that the steps we have taken will prevent misappropriations of our technology in Korea, China and other foreign countries where the laws may not protect our proprietary rights as fully as in the

United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Further contractions in the Internet cafe industry in Korea may affect our ability to successfully launch new online games.

     According to the 2004 report issued by the Korean Game Development and Promotion Institute, or KGDI, the number of active Internet cafes in Korea declined from 22,548 internet cafes in 2001 to 20,846 in 2003. Intensifying competition and more widespread availability of personal computers, or PCs, in homes in Korea could trigger further declines in the number of Internet cafes. Since serious online game players tend to congregate in Internet cafes, future reductions in the number of Internet cafes operating in Korea or in other markets could adversely affect our ability to target a core group of potential customers for new games.

Certain major shareholders have substantial control over us and could delay or prevent a change in corporate control.

     As of December 31, 2003, our executive officers and directors beneficially owned, in the aggregate, approximately 18.79% of our outstanding common shares. As a result, these shareholders exert significant control over all matters requiring shareholder approval, including but not limited to the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of Webzen on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in Korea may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

Our four original founders collectively control approximately 27.09% of our common shares and under Korean law they may dispose of their holdings in a gradual manner from May 23, 2004, and altogether after May 23, 2005, and consequently the prevailing market price of the ADSs may decline.

     As of December 31, 2003, Eun-Suk Lee, Nam-Ju Kim, Ki-Yong Cho and Kil-Saup Song owned, individually and through their affiliates, a total of 1,183,842 shares representing 27.09% of our outstanding common shares. Under the Korean Securities and Exchange Act, beginning May 23, 2004 these shareholders can sell each month up to 5% of the common shares initially held by them on May 23, 2003, the date our common shares were listed on the KOSDAQ. After May 23, 2005 they may dispose of their holdings of our common shares without restrictions. If any of our founding shareholders, directors or executive officers chooses to, directly or indirectly, sell their common shares, or indicate their intention to do so, the prevailing market price for our common shares, and consequently the prevailing market price of the ADSs also, may decline. Eun-Suk Lee, a 8.89% shareholder, has announced her intention to sell her common shares to the maximum extent permitted under the Korean Securities and Exchange Act upon the expiration of the lock-ups.

     In addition, the one-year lock-up restriction of shares owned by the employee stock ownership association expired on June 9, 2004. As of December 31, 2003, a total of 184,940 shares representing 4.23% of our outstanding common shares were owned through the employee stock ownership association. The possible sale of these shares into the open market by our employees may negatively affect the market price for our common shares and consequently the market price of the ADSs.

We may be considered a passive foreign investment company, which could lead to additional taxes for holders of ADSs.

     A non-U.S. corporation will be considered a “passive foreign investment company,” or PFIC, if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. We believe that we were not a PFIC for 2003. However, since a company’s PFIC status depends upon the composition of its income and assets and the market value of its assets (including, among other things, goodwill and any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by the market price of our common shares, which has fluctuated considerably (and may continue to fluctuate considerably given that market prices of technology companies have been especially volatile). If we were treated as a PFIC for any taxable year during which you held an ADS or a common share, certain adverse consequences could apply to you.

We may be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company as defined under the Investment Company Act.

     Generally, the Investment Company Act provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

  the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than those of investing, reinvesting, owning, holding or trading in securities; and

  40% or less of the fair market value of the company’s assets is represented by investment securities.

     We believe that we are engaged primarily and directly in the businesses of providing online game services, that less than 40% of the fair market value of our assets is represented by investment securities and, consequently, that we are not an investment company as that term is defined under the Investment Company Act. However we are, and may continue to be, required to take actions to avoid the requirement to register as an investment company. As a result, we may need to continue to hold a significant portion of our assets and invest portions of our cash flows in low-yielding investments to maintain compliance with the Investment Company Act. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

     The Investment Company Act also contains substantive regulations with respect to investment companies including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

     Currently, approximately 13% to 14% of our transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract customers.

Risks Related to Our Economic and Regulatory Environment

Our online games may be subject to governmental restrictions or rating systems, which could delay or prohibit the release of new games or reduce the existing and potential range of our customer base.

     Legislation is periodically introduced in Korea by government agencies to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. Korean law also requires online game companies to obtain rating classifications and implement procedures to restrict the distribution of online games to certain age groups. See “Item 4. Information on the Company — 4.B. Business Overview — Laws and Regulations.” Similar mandatory rating systems and other regulations affecting the content and distribution of our games have also been adopted in China and other markets for our online games. In the future we may be required to modify our games or alter our marketing strategies to comply with new governmental regulations or new ratings assigned to our current or future games that may call for restrictions or modifications to our game content or features, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential range of our customer base. Moreover, uncertainties regarding governmental restrictions or rating systems applicable to our business could give rise to market confusion, thereby adversely affecting our business or the prevailing price of our common shares or ADSs.

Any significant downturn in general economic conditions in Korea or China that reduces discretionary spending could adversely affect demand for our online games and harm our business.

     Our revenues are dependent on our customers’ ability and continued desire to spend a portion of their disposable income to obtain Internet access and play our online games. Any significant downturn in general economic conditions in Korea or China that results in a reduction in discretionary spending by our target customers could diminish demand for our online games.

Risks Related to Our Overseas Operations

Foreign operations subject us to different business, political and economic risks.

     For the year ended December 31, 2003, our license and royalty revenues from operations outside of Korea, including China, Taiwan, Thailand and Japan, comprised 14.5% of our total net revenues and our equity in the earnings of 9Webzen Limited comprised 14.3% of our net income. Foreign operations are subject to inherent risks, including disputes with joint venture partners or licensees, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retraining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals, and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in Won in our financial statements.

Risks Specific to Our Operations in China

Our inability to exercise complete control over our Hong Kong joint venture may be detrimental to our business.

     Pursuant to a joint venture agreement between us and GameNow.net (Hong Kong) Limited, or GameNow, a Hong Kong-based company, we have a 49% equity interest in 9Webzen Limited, a Hong Kong company operating in China through its wholly-owned Chinese subsidiary 9Webzen Information Technology (Shanghai) Co., Ltd., or 9Webzen (Shanghai). As we do not own a majority interest in the joint venture, we do not exercise full control over it or its subsidiary. We are only entitled to appoint a minority of the directors, which prevents us from controlling the actions of the board of the joint venture company.

9Webzen (Shanghai) relies on Shanghai IT for certain operating licenses and The9 Computer for the collection of revenues in China. If The9 Computer or Shanghai IT fails to perform its contractual obligations, our business operations in China may be adversely affected.

     Various regulations in China currently prevent 9Webzen (Shanghai) from holding certain operating licenses required in China to provide the MU online game over the Internet. In light of such restrictions, 9Webzen (Shanghai) offers and distributes the MU game through Shanghai Jiucheng Information Technology Co., Ltd., or Shanghai IT, which currently owns the Internet content provider license and the Internet culture and Internet publishing licenses and operates a Chinese portal through which MU is offered in China. Shanghai IT is a Chinese company controlled by several PRC nationals who are also shareholders of our joint venture partner, GameNow. Although we believe that our current structure is in compliance with Chinese laws and regulations, there can be no assurance that the Chinese authorities will agree with our interpretation.

     In addition, 9Webzen (Shanghai) has entered into an agreement with The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, for the collection of sales revenues derived from the sale of prepaid debit cards through retail distribution outlets and online credits through Internet cafes. The9 Computer receives the sales revenues and is responsible for remitting royalty payments on behalf of 9Webzen (Shanghai) to 9Webzen Limited and for remitting the remainder of the funds it collects net of a 5% commission and withholding and business taxes, to 9Webzen (Shanghai). The9 Computer is GameNow’s wholly-owned subsidiary, over which we do not exercise any control.

     Our reliance on third parties that we do not control in connection with holding the required licenses for the distribution of MU and collecting revenues in China exposes us to certain risks that we would not encounter if we exercised direct control over such activities. If either Shanghai IT or The9 Computer fails to perform its contractual obligations with 9Webzen (Shanghai), becomes bankrupt, suffers from management or other problems in its business or is otherwise unable to make the required payments, 9Webzen Limited’s business operations in China and its ability to collect revenues from China may be adversely affected.

Certain activities in China by 9Webzen (Shanghai) or certain changes in Chinese legal regulations affecting the payment of dividends by 9Webzen (Shanghai) may adversely affect our ability to realize earnings from China.

     9Webzen Limited is a holding company with no significant assets other than its wholly-owned subsidiary 9Webzen (Shanghai). As a result, the primary source of revenues for 9Webzen Limited consists of dividend payments from 9Webzen (Shanghai). If 9Webzen (Shanghai) incurs debt on its own behalf in the future, the instruments governing the debt may restrict 9Webzen (Shanghai)’s ability to pay dividends or make other distributions to 9Webzen Limited, which in turn would limit 9Webzen Limited’s ability to pay dividends to us. Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, 9Webzen (Shanghai) is also required to set aside a portion of its net income each year to fund certain reserve funds. We expect that 9Webzen (Shanghai) will allocate a certain portion of its net income to fund these reserve funds beginning in 2004. These reserves are not distributable as cash dividends. If 9Webzen (Shanghai) were to be restricted from paying dividends to 9Webzen Limited, our ability to realize earnings from China would be adversely affected.

Currency restrictions in China may limit the ability of 9Webzen (Shanghai) or The9 Computer to obtain and remit foreign currency to 9Webzen Limited from China, which would adversely affect our financial condition and liquidity.

     The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in some cases, the remittance of currency out of China. Under current foreign exchange control regulations, shortages in the availability of foreign currency may restrict the ability of 9Webzen (Shanghai) to pay dividends to 9Webzen Limited or pay license fees to 9Webzen Limited through The9 Computer in U.S. dollars. Restrictions on our ability to receive license fees, dividends and other payments from 9Webzen (Shanghai) would adversely affect our financial condition and liquidity.

9Webzen (Shanghai) and our business may be adversely affected by complexity, uncertainties and changes in the regulation of the Internet business and companies in China.

     The Chinese government heavily regulates its Internet sector including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of restrictions on content on the Internet and the licensing and permit requirements for companies in the Internet industry. Because these laws, regulations and legal requirements with regard to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. Newly adopted Chinese laws and regulations may require companies in the Internet industry to obtain additional licenses and permits other than those we currently have. We cannot assure you that we will be able to obtain these new licenses and permits in a timely manner, or at all. In addition, the Chinese legal system is a civil law system in which decided legal cases may be cited for reference but have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties that would impact the Chinese online game sector include the following:

  In April 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed stricter capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. Recently, the State Administration of Industry and Commerce, one of

the government agencies in charge of Internet cafe licensing, issued a notice suspending the issuance of new Internet cafe licenses. It is unclear when this suspension will be lifted, if at all.

  The Ministry of Information Industry, the State Press and Publication Administration and the Ministry of Culture recently promulgated new regulations which prohibit online games from being distributed through the Internet if they contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets.

  Starting in 2004, the Chinese government imposed a stringent screening process to approve import applications of online games developed overseas. Although no established quota or specific regulation relating to foreign online game companies exists at this time, the Chinese authorities have expressed a commitment to support the development of its domestic online game companies.

     Both the general trend of stricter regulation of the Internet and any particular targeting of online game service providers by the Chinese government authorities in the future could reduce our revenues and earnings from China. In addition, the interpretation and application of existing Chinese laws, regulations and policies and the possible new laws, regulations or policies have created substantial uncertainties regarding the existing and future foreign investments in, and the businesses and activities of, Internet businesses including our MU game business in China.

Our future royalty revenues from our operations in China and our equity method investment income will be subject to a significant degree to economic, political and social events in China.

     A significant portion of our revenues and net income are derived from our operations in China. Additionally, a substantial portion of the fixed assets of 9Webzen (Shanghai), principally consisting of hardware and network equipment, is located in China. We expect the percentage of our total revenues derived from sources in China to increase in the future. Therefore, our future royalty revenues from our operations in China and our equity method investment income may be subject to future economic, political and social events in China.

Risks Related to The Republic of Korea

Adverse economic and political developments in Korea and other countries in Asia could adversely affect us and the market price of the ADSs.

     Beginning in late 1997, Korea experienced a significant financial and economic downturn, which resulted in, among other things, a significant increase in the number and size of Korean companies filing for corporate reorganization and protection from their creditors. Although it is believed that the country’s economy has recovered to a certain extent, there can be no assurance that the recovery will continue or that Korea’s economy will not experience any adverse developments in the future. Recent developments that have hurt and may continue to hurt Korea’s economy include, for example, financial difficulties experienced by SK Networks Co., Ltd., (formerly known as SK Global Co., Ltd.) which admitted in March 2003 that it had falsified its financial statements, financial difficulties experienced by other SK Group companies, the increase in credit card and consumer loan delinquencies that has resulted from the substantial increase in credit card usage and consumer debt in Korea in recent years and recent widespread labor disturbances in Korea, including strikes by truck drivers and cargo workers of the Korean Cargo Workers Federation of the Korean Confederation of Trade Unions in May and August 2003. In addition, the Korean market and the Korean economy are influenced by economic and market conditions in other countries, including emerging market countries in Asia. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy. Investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A significant adverse change in the Korean economy or a loss of investor confidence in the financial systems of emerging and other markets could have an adverse effect on us and the market price of the ADSs.

Escalations in tensions with North Korea, including significant recent developments, could have an adverse effect on us and the market value of our securities.

     Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current events. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty.

     In February 2003, Moody’s Investor Services changed its outlook on the long-term ratings of Korea to negative from positive, citing heightened security concerns stemming from North Korea’s nuclear weapons program and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

     In February 2004, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. The talks in February concluded without resolution, and a new round of the multilateral talks is taking place in Beijing in June 2004.

     Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations and the market value of our common shares and ADSs.

Risks Related to Our ADSs

Volatility of the KOSDAQ may adversely affect the price of our common shares and the ADSs.

     Certain shares listed on the KOSDAQ have experienced significant recent price and volume fluctuations, sometimes without regard to the underlying fundamentals of such shares. The KOSDAQ itself has substantially less trading volume than the Korean Stock Exchange, or KSE. As a result, our common shares may be less liquid and the prevailing price of the common shares may be more volatile in the future than other shares listed on the KOSDAQ or shares listed on the KSE. The volatility and limited liquidity of our common shares on the KOSDAQ may adversely affect the market price of the ADSs.

Any dividends paid on our common shares will be in Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by you.

     When we declare cash dividends, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars in connection with the deposit agreement. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you will receive from the depositary as dividends.

Your ability to deposit common shares into the depositary facility may be limited.

     Neither common shares acquired in the open market nor common shares withdrawn from the ADS depositary facility may be deposited or re-deposited, as the case may be, under the deposit agreement governing the ADSs without our consent. We intend to consent to any deposit unless such deposit is prohibited by Korean law or violates our Articles of Incorporation and the total number of our common shares on deposit with the depositary does not exceed 1,300,000. No assurance can be given that deposits or redeposits of our common shares will always be permitted. If an investor’s ability to deposit common shares is limited, the prevailing market price of our ADSs may differ from the prevailing market price of the equivalent number of our common shares traded on the KOSDAQ.

You may not be able to exercise preemptive rights.

     The Korean Commercial Code and our Articles of Incorporation require us, with certain exceptions, to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on your behalf and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is required to make available any rights to subscribe for any securities only when a registration statement under the United States Securities Act of 1933, as amended, or Securities Act, is in effect with respect to the securities or if the offering of the securities is exempt from the registration requirements under the Securities Act. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights for our common shares underlying the ADSs, and we cannot assure you that any registration statement will be filed or that an exemption from the registration requirement under the Securities Act will be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in us.

You will not have the same voting rights as a holder of common shares.

     You may exercise voting rights with respect to the common shares underlying your ADRs. You may instruct the depositary how to exercise the voting rights for the common shares which underlie your ADSs, if the depositary asks you to provide it with voting instructions. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the common shares which underlie your ADSs, subject to Korean laws and the provisions of our Articles of Incorporation. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will endeavor, insofar as practicable and subject to Korean laws and the provisions of our Articles of Incorporation, to vote or to have its agents vote the common shares or other deposited securities represented by your ADSs as you instruct. The depositary will not itself exercise any voting discretion. ADSs for which no voting instructions have been received will not be voted. You may only exercise the voting rights in blocks of 10 ADSs. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions (if it acts in good faith), for the manner in which any vote is cast or for the effect of any vote. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to exercise dissent and appraisal rights.

     In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. See “Item 10. Additional Information — 10.B. Articles of Incorporation — Rights of Dissenting Shareholders.” However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares and become a direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

You may be subject to Korean withholding tax.

     Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends on the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the United States-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs, with certain exceptions. See “Item 10. Additional Information — 10.E. Taxation — Korean Taxation” for a more detailed discussion of the effects of Korean tax laws on the holders of ADS, including the possible imposition of a Korean securities transaction tax.

You may have difficulty enforcing any judgment obtained outside Korea against us or our directors and officers.

     We are organized under the laws of Korea, and all of our directors and officers reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our ADSs or common shares. Notwithstanding the foregoing, it may be difficult to enforce in Korea civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

Item 4. Information on the Company

4.A. History and Development of the Company

     We were incorporated as a company with limited liability under Korean law on April 28, 2000. Our legal and commercial name is “uuuu uu” (pronounced “Chushikhoesa Webzen”) in Korean, and “Webzen Inc.” in English. Our registered office is located at Daelim Acrotel Building, 6th Floor, 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. Our telephone number is (822) 3498-6813. We maintain a website at http://www.webzen.co.kr. The information on our website is not incorporated by reference into this annual report. Our agent for U.S. federal securities law purposes is National Registered Agents, Inc. located at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

     We are a leading developer and distributor of online games in Korea. Some of the important events in the development of our business are set forth below:

  In May 2001, we launched a test version of MU in Korea and commercialized MU there in November 2001.

  In July 2002, we licensed MU to IGC in Taiwan and launched and commercialized MU there in August 2002 and in November 2002, respectively.

  In September 2002, we licensed MU to 9Webzen, a joint venture with GameNow in which we acquired a 49% equity interest, and launched and commercialized MU in China through a wholly owned subsidiary of 9Webzen in October 2002 and in February 2003, respectively.

  In February 2003, we licensed MU to Gameon in Japan and launched and commercialized MU there in June 2003 and in February 2004, respectively.

  In May 2003, we completed the initial public offering of our common shares on the KOSDAQ.

  In June 2003, we licensed MU to New Era Online in Thailand and launched and commercialized MU there in November 2003 and in April 2004, respectively.

  In July 2003, we acquired a 55.4% equity interest in Flux, a wireless game developer in Korea.

  In December 2003, we completed the initial public offering of our ADSs on the Nasdaq National Market, or Nasdaq.

  In May 2004, we entered into a definitive agreement to acquire three game titles and related intangible assets and personnel from Delphieye, a game developer in Korea.

Business Strategy

     Our key strategic objectives are to maintain our position as a leading developer of online games in Korea and to emerge as a leading developer and publisher of online games in Korea and in other markets. Our business strategy consists of the following principal elements:

Continuously improve MU and offer related services to maintain and expand our MU subscriber base.

     Our MU online game is still in the mid stage of its expected life cycle. We plan to maintain and expand our MU subscriber base through the following initiatives:

  continue to introduce new characters and game upgrades and event-related MU online game features in response to changing technical developments and customer expectations;

  improve our distribution infrastructure by upgrading our network servers to reduce downtime and system inefficiencies;

  introduce new marketing campaigns and online events to attract new individual PC subscribers and increase the loyalty of existing subscribers to our MU online game; and

  improve our customer service through additional hiring of service support center employees and new training initiatives.
Continue to focus on international expansion.

      In addition to our current game offerings in China, Taiwan, Japan and Thailand, we are evaluating opportunities to offer MU and other online games in other markets in Asia and elsewhere.

Capitalize on our distribution platform with a broader online game portfolio.

     We are seeking to build a broader online game portfolio in Korea and other markets by deploying our cash resources to finance research and development projects and by making selective investments in projects being developed by independent game developers. We believe that our proven operational experience, established distribution platform and existing subscriber base make us an attractive partner for other online game companies that may be interested in licensing their games to us for distribution in our markets. In line with this objective, we regularly review proposed online games, acquisitions, and investments to supplement and broaden our own game development activities.

Grow through selective strategic alliances, acquisitions and investments.

     In response to increasing game complexity, rising development and marketing costs, as well as anticipated international consolidation in the online game industry, we regularly evaluate potential additions to our personnel and game portfolio, as well as strategic alliances and acquisitions and investments involving complementary businesses. In connection with this objective, we have formed a task force that will focus on identifying and assessing content development and content acquisition opportunities in the United States and other markets.

4.B. Business Overview

     We are a leading developer and distributor of online games in Korea based on the number of peak concurrent players and revenue. Our current game “MU” is a three-dimensional, or 3D, massively multiplayer online role playing game, or MMORPG, that has grown since its introduction in May 2001 to become a popular online game in Korea and China.

     We launched MU in China in October 2002 through a joint venture with GameNow, a Hong Kong based operator of a Chinese-language game website. The joint venture, 9Webzen Limited, operates in China through its wholly-owned subsidiary, 9Webzen (Shanghai), which offers and distributes the MU game through its affiliate Shanghai IT and collects sales revenues through its affiliate The9 Computer. We have also licensed MU to game companies in Taiwan, Japan and Thailand where MU game has been commercialized, and we expect to further expand our MU game offering into the Philippines and other Southeast Asian countries by the end of 2004. In addition, we intend to commercialize the “global server” supporting MU online game services in foreign markets in which we do not have a licensee by the end of 2004.

Products

      MU is a MMORPG which can be accessed from any location with a high-bandwidth Internet connection. Registered subscribers may enter our network with a password and a user-ID, after downloading our basic installation software. MU players select a specific character to compete within the game with which they develop experience and enhanced game capabilities which can be carried over into sequential gaming sessions. Players are able to communicate with each other during the game through instant messaging and may coordinate their activities with other players to form groups, thereby coordinating their game skills to achieve collective objectives. We believe the popularity of the MU online game in our existing markets is attributable to a variety of factors, including:

      Market-sensitive technical requirements. As we prepared to launch MU in Korea and China, we carefully balanced perceived demand for more sophisticated 3D graphics with prevailing processing and graphics-hardware capabilities in our Internet cafe and individual PC subscriber distribution channels.

      Based on these considerations, we opted to launch MU with “quarter-view” support, which means that a player’s viewpoint is fixed at a bird’s eye level, instead of allowing the player to change his or her viewpoint freely. The “quarter view” perspective is commonly used for console-based and PC-packaged games and offers the advantage of lower system requirements.

      Captivating game content. We believe our MU online game offers a superior online game experience that is attractive to players in our targeted age range. In Korea, we estimate that approximately 70% of MU players are young males aged between 15 and 30 years. Since the game permits a character to gain experience and capabilities over time, committed MU players regularly seek to improve character attributes and thereby remain interested in the game. We also expect to continue to attract new game players by introducing upgrades and a broader range of advanced game levels. In addition to the eight world maps currently available to MU players, we plan to introduce two major updates in the course of 2004.

     Active game supervision. Our teams of “game masters” supervise the MU gaming environment, and we believe this is an important element in maintaining subscriber loyalty and efficiently addressing technical game server and network problems as they arise. Our game masters actively supervise MU games to maintain a fair gaming environment and to identify new challenges or levels that may be introduced for more advanced players.

     In May 6, 2004, we entered into an agreement to acquire from Delphieye, a game developer based in Korea, all rights to three games owned by Delphieye, all related tangible and intangible assets, and core development personnel associated with those games. The acquisition is expected to close on July 6, 2004. The proposed acquisition of Delphieye’s Nitro Family, Parfait, and Spinos represents an extension of our revenue diversification and portfolio expansion strategy.

Markets

      In 2001 and 2002, substantially all of our revenue was generated from online game subscriptions in Korea. In 2003, approximately 14.5% of our revenue was generated from the payment of royalties and license fees by our licensees in Taiwan and China and 85.5% of our revenue was generated from online game subscriptions in Korea; 81.8% was generated from royalties and license fees paid by our licensee in China and 18.2% came from royalties and license fees paid by our licensee in Taiwan.

     Korea. We introduced MU in Korea in May 2001 and began to charge subscribers to play the game in November 2001. We divide our MU online game subscribers in Korea into individual PC account subscribers and Internet cafe subscribers. Individual PC account subscribers are individuals who log on to our game servers either from home or at work, whereas Internet cafe subscribers are commercial businesses operating Internet cafe outlets equipped with multiple PCs that provide Internet access to their customers. Most Internet cafes charge their customers PC usage and Internet access fees that generally range from ~~W~~500 to ~~W~~1,500 per hour and subscribe to various online games.

      Although we expect that Internet cafes will continue to serve as attractive locations for serious online game players, the number of Internet cafes in Korea, currently estimated at 20,846, has not increased since 2000 and may be declining. As a result, we expect that an increasing percentage of our Korean revenues in the future may be derived from individual PC account subscribers. The following tables set forth information on the growth of MU in the Korean market since its commercialization in November 2001.

	2001	2002				2003				2004

(in thousands)	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q

No. of peak concurrent users(1)	19,898	25,985	31,200	36,171	37,185	51,308	62,861	64,166	75,513	86,950
No. of Internet cafe accounts(2)	4,753	7,291	10,135	12,017	13,622	14,662	15,221	16,944	17,147	17,515
No. of paying individual PC
account subscribers(2)	48,492	61,922	89,054	97,947	102,771	129,591	138,203	142,937	140,057	146,378

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

(2)	As of the end of the period.

     Overseas markets. Our business activities in China are conducted through 9Webzen Limited, a Hong Kong company which we established with our joint venture partner, GameNow. GameNow is an operator of a leading Chinese-language game website called the9.com and holds a 51% interest in 9Webzen Limited. 9Webzen Limited has also established a wholly-owned Chinese subsidiary, 9Webzen (Shanghai). We record equity in earnings of related equity investment through our 49% interest in 9Webzen Limited and derive license revenue from China through a direct license to 9Webzen Limited of our MU online game software. 9Webzen Limited in turn sublicenses our licensed MU online game software to 9Webzen (Shanghai). In addition, 9Webzen (Shanghai) offers and distributes MU through its affiliate Shanghai IT, which holds an Internet content provider license and an Internet culture license necessary to operate the Chinese portal through which MU is offered in China. 9Webzen (Shanghai) collects all revenues from China and remits the royalty payments to its parent, 9Webzen Limited, in Hong Kong through The9 Computer, a wholly-owned subsidiary of GameNow, pursuant to a service agreement between The9 Computer and 9Webzen (Shanghai). The Chinese version of MU was commercialized in February 2003 after a five-month beta-testing period.

     In addition to license arrangements with 9Webzen Limited, we have licensed MU to game developers and operators in Taiwan, Japan, Thailand and the Philippines. The following table sets forth information relating to our current MU license arrangements.

Licensee	Country	Date of license	Term	Royalty fee	Initial license fee			Commercialization date

Insrea Game Center Corp. (IGC)	Taiwan	July 2002	2 years	28.1%	US$	1,070,000	(4)	November 2002
9Webzen, Limited(1)	Hong Kong, S.A.R.	September 2002	5 years	20%	US$	500,000	(5)	February 2003
Gameon Co., Ltd.	Japan	February 2003	2 years(2)	28%		¥30,000,000		February 2004
New Era Online Co. Ltd.	Thailand	June 2003	2 years(3)	30%	US$	200,000		April 2004
Mobius Online Games Inc.	Philippines	May 2004	2 years(3)	25%	US$	300,000		To be commenced

(1)	Holding company for 9Webzen (Shanghai).

(2)	Automatically renewable every two years unless terminated.

(3)	Renewable for two years upon satisfactory performance.

(4)	Includes an up front royalty fee of US$500,000.

(5)	US$500,000 received from GameNow for beta-testing MU.

      Our license agreements may be terminated in the event of a material breach by either party, including the licensee’s failure to pay license royalties in a timely manner.

      We recorded royalties from China and Taiwan in 2003 of ~~W~~6.8 billion (US$5.7 million) and ~~W~~1.5 billion (US$1.2 million), respectively. We recorded royalty revenues from Japan beginning the first quarter of 2004 and expect to record revenues from Thailand from the second quarter of 2004.

     The following table sets forth information on the growth of MU players in overseas market since its commercialization in each market.

	2002				2003				2004
No. of peak concurrent users (in thousands) (1)
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q

China	–	–	–	136,710	257,415	219,560	235,122	310,555	223,039
Taiwan	–	–	–	23,496	30,403	26,748	20,712	21,521	20,912
Japan	–	–	–	–	–	–	–	–	11,573

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

     China. We introduced the MU online game in China through 9Webzen Limited in October 2002 and commercialized the MU game there in February 2003. Unlike our revenue model in Korea, the Chinese revenue model is not based on separate subscription from Internet cafe outlets. Instead, revenue is derived from the sale of online credits or prepaid cards that allow MU players in China to access the MU game servers at an Internet cafe outlet or at home.

      Taiwan and other markets. We introduced the MU online game in August 2002 through a license arrangement with IGC, a content publishing company in Taiwan. MU was commercialized there in November 2002.

      We have also licensed MU to licensees in Japan and Thailand. In February 2004, we commercialized the MU game in Japan and recorded approximately 12,000 peak concurrent users in May 2004. In April 2004, we commercialized the MU game in Thailand and recorded approximately 6,000 peak concurrent users in May 2004.

Pricing

     Korea. We offer separate pricing plans to our Internet cafe and individual PC account subscribers. The following table sets forth our pricing plans for access to our MU online game in Korea.

	Subscription fees

Individual PC users
Flat-fee rate	30 days	~~W~~	27,500
	90 days		70,400

Hourly-fee rate	3 hours		3,300
	5 hours		5,500
	10 hours		9,900
	50 hours		13,750
Internet cafes
Flat-fee rate per PC(1)	1-2 PCs	~~W~~	66,000
	3-4 PCs		62,700
	5-9 PCs		59,400
	10-19 PCs		56,100
	20-29 PCs		49,500
	Over 30 PCs		36,300

Hourly-fee rate	300 hours		79,200
	600 hours		158,400
	1,000 hours		242,000
	2,000 hours		462,000

(1)	Flat-fee rate per PC is based on the number of PC units in an Internet cafe with access to our MU game server. Each registered PC account is then eligible for unlimited access to our MU game server for the monthly period subscribed.

     Our MU pricing plan in Korea has not changed since our initial commercialization of the game in November 2001.

     Subscription payments by Internet cafes in Korea are directly settled through our proprietary billing system. Individual PC subscribers in Korea can choose from a number of alternative payment options, including online credit card payments, prepaid cards and charges made through mobile or fixed telephone service provider payment systems. In case of payments received through any such settlement provider, we pay a commission to the settlement provider that generally ranges from approximately 2.0% to 7.3%. In 2003, 25.48% of our selling, general and administrative expenses consisted of settlement commissions paid to our settlement providers.

     Other markets. In China, MU game users purchase prepaid cards to access the game. The prepaid card system was introduced to take account of the limited availability of online and credit card payment systems in China. A majority of MU players purchase prepaid debit point cards at retail outlets or purchase prepaid online credits by directly settling at Internet cafes, which in turn purchase online credits from 9Webzen (Shanghai)’s payment settlement provider, The9 Computer. Each prepaid card contains a network access password to access the MU game servers from a PC at home or at an Internet cafe location. The following table sets forth the current pricing for access to our MU online game in China.

Distribution channels	Points(1)/days	Retail price(2)

Retail outlets	450 points	RMB30
	30 days	48
Internet cafes	450 points	30
	180 points	12
	150 points	10
	30 days	48
Mobile phone	24 points	2

(1)	One point equals 10 minutes of usage time.

(2)	As of December 31, 2003, the noon buying rate of Renminbi to U.S. dollars announced by the Federal Reserve Bank of New York was RMB8.28 to US$1.00.

     MU access prices in China have not changed since commercialization in February 2003. In China, pricing for access to MU was set significantly lower than in Korea to take account of the prevailing pricing structure for other online games in the China market.

      In Taiwan, most MU game users also purchase prepaid debit point cards to play our game. The prepaid cards can be purchased at convenience stores and at other locations in Taiwan. Online and mobile payment systems have been introduced in Taiwan recently and sales over the Internet have been increasing. The following table sets forth our Taiwan licensee’s current pricing for accessing MU in Taiwan.

Distribution channels	Points(1)/days	Retail price(2)

Retail outlets	30 Days	NT$599
	60 Days	479
	380 points or 30 days	380
	250 points	250
	150 points	150

(1)	10 points equal 3 hours; 15 points equal 6 hours; and 25 points equal 12 hours of usage time.

(2)	As of December 31, 2003, the noon buying rate of NT dollars to U.S. dollars announced by the Federal Reserve Bank of New York was NT$33.99 to US$1.00.

      As the online payment infrastructures in China and Taiwan develop, we or our licensees may introduce payment systems in these markets more similar to those we use in Korea. In Japan, the 30 day subscription price is ¥1,500. Payment can be made through credit cards, prepaid cards and webmoney, which can be purchased at convenience stores and online through various Internet portals. The following table sets forth our Japan licensee’s current pricing for accessing MU in Japan.

Distribution channels	Hours/days	Retail price(1)

Retail outlets	20 hours	¥1,000
Prepaid cards and webmoney	7 days	500
	20 days	1,200
	40 days	2,000
	100 days	4,800
Credit card	30 days	1,500

(1)	As of December 31, 2003, the noon buying rate of Yen to U.S. dollars announced by the Federal Reserve of New York was ¥107.13 to US$1.00.

     In Thailand, we offer three types of payment methods: prepaid cards, credit cards, and mobile phone payments. The following table sets forth our Thailand licensee’s current pricing for accessing MU in Thailand.

Distribution channels	Hours/days	Retail price(1)

Prepaid cards, credit cards, and mobile phone	10 hours	59	Baht
	20 hours	99
	40 hours	169
	100 hours	339
	15 days	199
	30 days	359

(1)	Credit card payments are only possible for products costing over 100 Baht.

(2)	As of December 31, 2003, the noon buying rate of Baht to U.S. dollars announced by the Federal Reserve of New York was 39.63 Baht to US$1.00.

Seasonality

     Although we have only limited historical data, usage of our online games has typically increased around the New Year holiday and other Korean holidays, in particular winter and summer school holidays. For a description of other factors that affect the demand for our MU game, see “Item 3. Key Information — 3.D. Risk Factors.”

Marketing

      Korea. We have engaged independent promotional agents to promote MU to Internet cafes in Korea. We grant each promotional agent exclusive rights to promote MU within a specified area. In 2003, we paid each agent a monthly commission of 23% of revenues generated from Internet cafes in the allocated area, of which the agent is required to use 3% for MU-related promotional activities, such as the purchase and distribution of mouse pads, keyboards and other promotional items.

     We also conduct a variety of marketing programs and online events to target potential subscribers accessing the Internet from home. We spent ~~W~~173 million in 2001, ~~W~~1,514 million in 2002 and ~~W~~4,137 million (US$3.5 million) in 2003 for advertising and promotions. Our main marketing efforts in this area include:

  advertising on website portals and in online game magazines;

  conducting online promotional events;

  participating in trade shows; and

  entering alliances with Internet service providers.

     Other markets. Our marketing activities in China are managed through The9 Computer. Marketing activities in Taiwan, Japan and Thailand are primarily conducted by our licensees and consist of advertising on website portals and in online game magazines and conducting online promotional events.

Information Technology

      In connection with deploying MU in Korea, we have designed and assembled a flexible and reliable game server and information systems network. We maintain our system hardware in a single climate-controlled facility within our offices in Seoul. We have expanded our game server and information systems to accommodate our growing MU subscriber base in Korea. 9Webzen (Shanghai) in China has assembled a game server and information systems network in a single location in Shanghai modeled on our system architecture in Korea. We are also assisting our licensees in Taiwan, Japan, Thailand and the Philippines in assembling and operating game servers and information systems for MU game operations in their respective markets.

     In order to take better advantage of the enhanced distribution characteristics available through use of the Internet, we have established a “global” server network that is intended to support the MU online game services in foreign markets in which we do not have a presence. While we preliminarily explore the feasibility of new geographical markets for potential subscribers, the central global server network will serve as a centralized access point, reducing our initial start-up costs. We plan to commercialize the global server by the end of 2004.

     Our game server architecture supports separate game environments of up to approximately 5,000 concurrent game participants within a single game server. Accordingly, as our subscriber base expands in a particular market, we can readily increase the number of server units running parallel game environments. All of the separate game servers are linked to our information systems network to ensure rapid implementation of game upgrades and to facilitate consistent game monitoring and supervision. By running multiple servers, we can also segment our users by playing level, allowing for a more competitively challenging gaming experience.

Our information systems network comprises the following support functions:

  Customer support — the customer support system handles information related to individual subscribers, including billing information and marketing and sales data;

  Operational support — the operational support system handles data regarding operations (such as login, authorization and access to a customer’s database) and acts as the interface to the game server system to monitor the performance of our network game server and its availability to game subscribers, and to identify any network defaults; and

  Business support — the business support system handles data related to our administrative and internal operations, including accounting and personnel matters.

Competition

      We believe that the principal competitive factors in the online game industry are the ability to consistently attract creative game developers and offer new online games, high network distribution quality and effective sales and marketing of online games.

     Korea. Our primary subscription-based online game competitors in Korea are NCsoft, Nexon, NHN, CCR, Plenus, Actoz Soft and JC Entertainment, among others. NCsoft released Lineage II, a 3D online role playing game, in July 2003 and commercialized it in October 2003. Lineage II is an enhanced version of the original Lineage game released in 1998. In 2003, several other competitors, including Actoz Soft and Nexon, released new 3D online role playing games for the Korean market. In 2004, the industry is expecting the launch of numerous additional online game titles into the Korean market, including NHN’s Archlord, CCR’s RF Online, and Blizzard’s World of Warcraft. We believe that some of these competitors have the financial, human and other resources necessary to develop and operate high quality online games.

     While the number of domestic online game developers in Korea may increase in the future, we expect that the higher cost of game development is leading to a greater concentration of industry revenues into a small number of leading online game companies. We estimate that the market share of the top 10 online game companies was 93.4% in 2003 compared to 85.4% in 2002.

     China. Our primary fee-based online game competitors in China are Shanda Networking (which distributes Actoz Soft’s “Legend of Mir”), Asiagame, Ourgame, Netease and Sina. In addition to the local providers, Taiwanese online game providers such as Waei (which distributes its own proprietary online game, “Stoneage Online”) and Enix Softstar (which distributes “Crossgate”) are competing for market share in China.

     Other markets. Currently, online game markets in Japan and Thailand are in a nascent stage and there are few competitors in these countries. In Japan, Gravity’s Ragnarok and Square Enix’s Final Fantasy XI established an early presence. In 2004, apart from MU, a number of titles were introduced into the Japanese online game market, including NCSoft’s Lineage II and Grigon Entertainment’s Seal Online.

     We also compete against PC-based game developers that produce popular PC-packaged games such as Electronic Arts, Take Two Interactive Software, and Midway Games Inc., and game console manufacturers such as Microsoft (which produces the Xbox console), Sony (which produces the PlayStation2 console) and Nintendo (which produces the Nintendo Gamecube console). Microsoft and Sony have recently introduced Internet-enabled video consoles and we believe that they plan to seek to enhance their respective game platforms to provide online games in Korea and other markets. For example, in Korea, Sony Computer Entertainment Korea distributed its new model of the PlayStation 2 game console together with a network adapter to enable online gaming and Microsoft offers online game service on Xbox Live consoles.

     Competition in the online game market is and is expected to remain intense as established entertainment companies with significant financial resources seek to enter the industry.

Intellectual Property

     Members of our senior management team have been and continue to be instrumental in planning and developing core programming technology for our online games. We require all key personnel engaged in technological R&D capacities to sign agreements that substantiate our sole and exclusive right to those works and to transfer any ownership claim that they may have in those works to us.

     In Korea, we have a copyright for the MU game and own the “MU” servicemark and two patents relating to a certain data compression technology which enhances data packet transmission speed over the Internet. We will acquire the intellectual property rights relating to the games to be acquired from Delphieye in July 2004. In addition, Flux, our 55.4% subsidiary, granted us exclusive worldwide rights to distribute wireless games it may develop for as long as we maintain a majority interest in the company. In other markets, we have not separately registered any of our intellectual property rights. In China, The9 Computer has registered two MU trademarks and assigned such trademarks to us. In other markets, we plan to apply for the registration of our intellectual property and to take legal actions in any jurisdiction where we believe our intellectual property rights are being infringed.

Insurance

     We maintain medical and accident insurance for our employees to the extent required under Korean law. In addition, we are insured against fire with respect to our facilities in Korea.

Laws and Regulations

     Korea. The Korean game industry is subject to comprehensive regulation by the Ministry of Culture and Tourism, or MOCT, which is responsible for establishing policies for the industry under the Sound Records, Video Products and Game Products Act. As an online game company operating in Korea, we are also subject to regulation by the Ministry of Information and Communication, or MIC, which is responsible for information and telecommunications policies under the Telecommunications Business Act;

  regulation by the Korea Communications Commission, or KCC, a regulatory agency of the MIC under the Telecommunication Framework Act that among other matters establishes licensing criteria and reporting procedures for telecommunications service providers, implements competition safeguards for telecommunications service providers and stipulates rights of telecommunications service users;

  regulation by the MIC under the Computer Programs Protection Act;

  regulation by the MIC under the Act on Promotion of Information and Communications Network Utilization and Information Protection;

  regulation by the Fair Trade Commission under the Act on Consumer Protection for Transactions through Electronic Commerce; and

  regulation by the MOCT under the Copyright Act.

     Rating regulation. Businesses manufacturing or importing games for the purpose of distributing or providing games in Korea must obtain a game rating in advance from the Korea Media Rating Board. Online games are generally divided into two rating categories: “suitable for users of all ages” and “suitable for users over 18 years of age.” At the request of applicants, however, the ratings category may be classified into four categories: “suitable for users of all ages,” “suitable for users over 12 years of age,” “suitable for users over 15 years of age” and “suitable for users over 18 years of age.” Our standard player versus player, or PVP (which allows players to kill other players’ characters) MU online game has been rated “suitable for users over 15 years of age.” We also offer a non-player versus player, or non-PVP (which allows players to kill only non-player characters) version of MU in Korea, which has been rated “suitable for users over 12 years of age.”

     Value-added communications business regulation. Under the Telecommunications Business Act we are classified as a value-added service provider and are required to make periodic reports to the MIC and to report any transfer, takeover, suspension or closing of our business activities. The MIC may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

     Protection of interests of online game users under 20 years of age. Pursuant to Korea’s civil law, contracts entered into with persons under 20 years of age without parental consent may be invalidated. Under the Telecommunication Framework Act, telecommunication service providers are also required to take certain steps to protect the rights of telecommunication service users. As a result, telecommunication service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 20 years of age without parental consent.

     In November 2003, the KCC issued an order addressed to 15 major online game companies in Korea, including us, to regulate certain business practices relating to the settlement of service charges involving persons under 20 years of age. KCC raised concerns about the ability of persons under 20 years of age to subscribe to online game services without parental consent by settling charges payable to online game companies through settlement systems operated by fixed-line or broadband service providers. The recent order requires online game companies to implement more specific and effective procedures to ensure, where relevant, that parental consent has been specifically obtained.

     Although only an immaterial number of our current subscribers are using the settlement options mentioned in the KCC order, we are enhancing our age verification and parental consent procedures for players using the relevant settlement options. We do not expect compliance with the KCC order to be burdensome.

     Protection of consumer information for electronic settlement services. Under the Act on Consumer Protection for Transactions on Electronic Commerce, we are required to take necessary measures for the maintenance of security of consumer information related to our electronic settlement services. We are also required to notify consumers when electronic payments are made and to indemnify consumers for damages resulting from misappropriation of consumer information by third parties.

     We believe that we have instituted appropriate safety measures to protect against data misappropriation. To date, we have not experienced material disputes or claims in this area.

     Protection of personal information for users of information and communications services. Under the Act on Promotion of Information and Communications Network Utilization and Information Protection, we are permitted to gather personal information relating to our subscribers within the scope of their consents. We are, however, generally prohibited from utilizing personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if it is necessary for the settlement of service charges,

  the personal information is processed so that the specific individual is unidentifiable and is provided for compiling statistics, academic research or surveys, or it is otherwise permitted by laws and regulations.

     We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove an absence of willful misconduct or gross negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

     Taxation. We are currently entitled to a reduced tax rate of 14.85%, which is 50% of the statutory tax rate, under the Special Tax Treatment Control Law of Korea. The relevant tax rate applies to designated venture companies operating in Korea. We expect to be eligible for this tax rate only through 2004.

     China. The online games industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies include the Ministry of the Information Industry; the Ministry of Culture; the State Press and Publications Administration; the State Copyright Bureau; the Ministry of Public Security; and the Bureau of State Secrecy. The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, including, among others, foreign ownership restrictions, Internet content provider licenses and regulation of Internet content. See “Item 3. Key Information—3.D. Risk Factors—Risks Specific to Our Operations in China.”

4.C. Organization Structure

     We are not part of a group and do not have a significant subsidiary. As of December 31, 2003, our investment in Flux, our 55.4%-owned subsidiary, was 0.28% of our total consolidated total assets and our negative equity in the operating income of Flux was 0.40% of our consolidated operating income. Flux is a development stage company and our investment was made principally to diversify our future revenue sources through jointly developing and marketing new game services for mobile devices, such as mobile phones and personal digital assistants, also known as PDAs.

4.D. Property, Plant and Equipment

     Because our main business is to provide online game services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

     Korea. Our principal executive and administrative offices are located on the 4th, 6th and 7th floors of the Daelim Acrotel Building, 467-6, Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. We currently occupy 43,745 square feet of office space, 24,057 of which we own and 19,688 of which we lease pursuant to a lease that expires in June 2006. In addition, we intend to lease additional office space of 39,376 square feet from June 20, 2004.

     We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

     China. The offices of 9Webzen (Shanghai) are located on the 30th floor of Citic Square No. 1168, Nan Jing Road (w), Shanghai, China. 9Webzen (Shanghai) occupies 12,917 square feet of office space.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

     The following discussion and analysis provides information that management believes to be relevant to understanding our consolidated financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements of Webzen, including the notes thereto, included in this Annual Report. See “Item 18. Financial Statements.”

Overview

     We are a leading developer and distributor of online games in Korea based on the number of peak concurrent players and revenue. From our inception in April 2000 until the commercialization of our subscription-based online game service MU in November 2001, our operating activities were limited primarily to developing MU, establishing a distribution network with Internet cafes, and rolling out a free test, or beta-test, version of MU in May 2001. During this period, we had no revenues. We currently have only one online game, MU, and our domestic revenues from our MU online game subscriptions totaled ~~W~~1,406 million in 2001, ~~W~~27,765 million (US$23.2 million) in 2002 and ~~W~~48,667 million (US$40.8 million) in 2003. Our pricing level has remained unchanged since our inception and our revenue growth has been primarily due to an increase in the number of individual PC account and Internet cafe subscribers. As competition intensifies in the future in the Korean market and elsewhere, our revenue growth may be adversely affected due to pricing pressure from competitive online games.

     In an effort to expand our market share overseas, we launched MU through our licensees in China and in Taiwan in the fourth quarter of 2002. For the year 2003, royalty revenues from China and Taiwan were ~~W~~ 6,758 million and ~~W~~1,501 million, respectively. In addition, we expect to record royalty payments from Japan and Thailand in 2004 as we commercialized MU in Japan in February 2004 and in Thailand in April 2004. In addition, we licensed MU in the Philippines in May 2004 and expect to commercialize MU in the fourth quarter of 2004. Our objective is to leverage our efficiently distributable online games platform to increase our market presence in Asia through entering into additional license arrangements in other countries. License agreements are a cost-effective means for introducing and launching our game in a new market as our initial costs are generally low and are often recouped by up front licensing fees. After a game attracts approximately 25,000 concurrent users during the beta-testing period, we commercialize our game service and are generally able to recognize a fairly predictable revenue stream.

     In July 2003, we acquired 55.4% of the outstanding capital stock of Flux Co. Ltd., a Korean wireless game developer, for ~~W~~392.2 million. Through Flux, we expect to co-develop and introduce games for mobile phones and diversify our domestic revenue sources. In December 2003, in order to strengthen our relationship with Gameon and establish our growth base in Japan, we acquired a 5.8% equity interest in Gameon, our current licensee in Japan, for ¥48 million. Our equity interest has since been reduced to 4.49% following an equity offering by Gameon in the first quarter of 2004.

     In addition to our agreement to acquire certain games and game developers from Delphieye, we continue to evaluate opportunities to expand our presence into the U.S. market and are focusing on identifying potential businesses that could supplement our game content development and distribution capability.

Critical Accounting Policies

     Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting period. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies requires both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

     We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by our MU subscribers, and royalties and license fees paid by our licensees. We anticipate that our reliance on MU for our future revenues will continue for the next 12 months, until we successfully introduce other game offerings. Our current revenues from MU can be classified into the following three categories:

  monthly subscription fees;

  one-time license fees received from 9Webzen Limited and our other overseas licensees; and

  monthly royalty revenues paid by our licensees.

     We recognize revenue in accordance with accounting principles generally accepted in the United States of America, as set forth in American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, 97-2, Software Revenue Recognition, and AICPA SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions, and Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, and other related pronouncements.

      Monthly subscription fees. Our revenues from our operations in Korea consist mostly of monthly prepaid subscription fees paid by individual PC account and Internet cafe subscribers, accounting for 52.7% and 32.8%, respectively, of our total net revenues in 2003.

     As of December 31, 2003, 92.2% of our individual PC revenues were from the flat-fee pricing plans, which provide unlimited access for either a 30- or 90-day consecutive period, and the remaining 7.8% were derived from the hourly pricing plans. Of our Internet cafe revenues, 93.6% were derived from the hourly pricing plans and only 6.4% resulted from the flat-fee pricing plans. In each case, online subscription fees are deferred and recognized as revenue at month-end in proportion to the number of days lapsed or actual hours used. The subscriptions are typically short term in nature and require no additional upgrades and only inconsequential customer support.

     One-time license fees. One-time license fees for licensing MU are deferred and recognized as revenue over the license period. We generally provide our licensees with minimal post-contract customer support on our software products, consisting of access to a support hotline and occasional unspecified upgrades or game enhancements, which typically occur within one year of the beginning of the license agreements. The estimated costs of providing such support are insignificant and sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects. As a result, all of our license revenue is recognized ratably over the life of the agreement. See “Item 4. Information on the Company — 4.B. Business Overview — Markets — Overseas Markets” for a table setting forth details of each license agreement.

     Royalty revenues. We receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenue. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the actual number of hours of services sold during the prior month. The following table sets forth our royalty revenues from each of our overseas licensees for the periods indicated.

	2002	2003

	Q4	1Q	2Q	3Q	4Q

	(in millions of Won)
Royalty revenues
China	—	1,187	1,807	1,637	2,008
Taiwan	120	217	308	233	396

Allowances for doubtful accounts

     We maintain allowances for doubtful accounts receivable for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and current collection trends. Allowances for accounts receivable generally arise when individual PC account subscribers who elect to make their payments through their fixed-line or mobile phone service provider fail to make such payment. We record allowances for doubtful accounts based on historical payment patterns of our overall subscribers and increase our allowances as the length of time such receivables become past due increases. We have not yet adopted a policy to write off the amount of our accounts receivable.

Capitalized software development costs

     We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development, or R&D, expenses. Once a software product, such as an online game, has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is released for sale. Technological feasibility is evaluated on a product-by-product basis but typically occurs once the online game has a proven ability to operate on a massively multi-player level. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of revenues. We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

Income taxes

     We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently applicable statutory tax rates for the years in which the differences are expected to be reversed.

     A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

     Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not to occur. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2002 and 2003.

     Currently, we are entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applies to certain designated venture companies. We expect the reduced rate to be effective through 2004. For the year 2005, we do not believe that we will be able to renew our designation as a venture company and expect to be subject to the higher statutory tax rate. For a more detailed discussion, see note 13 to financial statements.

Results of Operations

2003 compared to 2002

     The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,

(in millions of Won and thousands of US$)		2002	2003

					(unaudited)
Online game subscriptions	~~W~~	27,765	~~W~~	48,667	US$	40,828
Royalties and license fees		383		8,270		6,938
Total net revenues		28,148		56,937		47,766
Cost of revenues		2,985		5,890		4,941
Gross profit		25,163		51,047		42,825
Selling, general and administrative expenses		8,860		16,762		14,062
Operating income		16,303		34,285		28,763
Interest income		249		1,186		995
Income before income tax expenses, equity in earnings of related
equity investment and minority interest		16,464		36,224		30,390
Income tax expenses		2,303		5,501		4,615
Income before equity in earnings related equity investment and
minority interest		14,161		30,723		25,775
Equity in earnings of related equity investment, net of taxes		(498)		5,179		4,345
Income before minority interest		13,663		35,902		30,120
Minority interest		–		110		92
Net income		13,663		36,012		30,212

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 announced by the Federal Reserve Bank of New York.

      The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,

(as a percentage of total net revenues)	2002	2003

Online game subscriptions	98.6%	85.5%
Royalties and license fees	1.4	14.5
Total net revenues	100.0	100.0
Cost of revenues	10.6	10.3
Gross profit	89.4	89.7
Selling, general and administrative expenses	31.5	29.4
Operating income	57.9	60.2
Interest income	0.9	2.1
Income before income tax expenses, equity in earnings of related
equity investment and minority interest	58.5	63.6
Income tax expenses	8.2	9.7
Income before equity in earnings of related equity investment and
minority interest	50.3	54.0
Equity in earnings of related equity investment, net of taxes	(1.8)	9.1
Income before minority interest	48.5	63.1
Minority interest	0.0	0.2
Net income	48.5	63.2

     Revenues. Our total net revenues for 2003 increased 75.3% compared to 2002. Such increase was primarily due to a 69.3% and 85.8% increase in online game subscription revenues from our individual PC account and Internet cafe subscribers, respectively, and to a lesser extent due to an increase in royalty revenues as we commercialized MU in China in February 2003. As a percentage of online game subscription revenue, revenue derived from individual account subscribers and Internet cafe subscribers accounted for 61.6% and 38.4%, respectively, for 2003. We believe that our revenue from Internet cafe subscribers as a percentage of total net revenues will gradually decline as a result of anticipated reductions in the number of Internet cafes operating in Korea. Instead, we expect to achieve additional revenue growth from our individual PC account subscribers as costs for both PC upgrades and broadband Internet access decline. Our royalty revenue from our overseas operations is also expected to increase as MU was commercialized in Japan and Thailand in the first half of 2004.

     Cost of revenues. Our cost of revenues consists principally of operational expenses, server depreciation expenses, server maintenance costs and related personnel costs, bandwidth costs associated with hosting our website, R&D expenses and software amortization expenses. Our cost of revenues for 2003 increased 97.3% compared to 2002, and as a percentage of total revenues decreased from 10.6% to 10.3% primarily due to:

  additional hardware depreciation expenses as we upgraded our storage and network system, and higher compensation expenses as we increased salaries for our existing employees and hired additional game monitoring and hardware maintenance personnel as a result of an increase in the number of our online game subscribers; and

  a 101.3% increase in R&D expenses from ~~W~~818.2 million to ~~W~~1,647.0 million incurred in connection with our continuous efforts to introduce new game features and related personnel expenses. As a percentage of total net revenues, R&D expenses decreased from 2.91% to 2.89% for 2003 compared to 2002, as our R&D expenses were spread over higher revenues. We expect R&D expenses to increase in 2004 as we expect to hire new online game developers to broaden our online game offerings.

     Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses increased by 89.2% in 2003 compared to 2002, primarily due to:

  payroll costs that increased by 58.5% from ~~W~~1,701 million to ~~W~~2,696 million, as the number of general and administrative personnel increased from an average of 106 to 154 employees as of December 31, 2002 and 2003, but decreased as a percentage of total net revenues from 6.04% to 4.74% as our payroll costs were spread over higher revenues;

  sales commissions that increased by 100.0% from ~~W~~2,136 million to ~~W~~4,271 million, reflecting both increases in commission rates from 20% to 23% to independent promotional agents and growth in revenues recorded from Internet cafes; and

  marketing expenses that increased by 173.2% from ~~W~~1,514 million to ~~W~~4,137 million, as we participated in the 2003 Electronic Entertainment Expo, an international game trade show, and hosted a two-day offline promotional event for our MU online game subscribers in 2003. As a percentage of total revenues, our marketing expenses increased from 5.38% to 7.27%, due to the two once-a-year events that took place during 2003.

     We expect selling, general and administrative expenses to increase as we seek to hire additional experienced management personnel to further expand our business in Korea and overseas, and as we incur professional service fees, such as for legal and accounting services, as a result of being a Nasdaq-listed reporting company.

     Other income. Our other income consists of interest income primarily generated from cash equivalents and short-term financial instruments. As of December 31, 2003, we had ~~W~~173,198 million in cash and cash equivalents, ~~W~~ 2,304 million in short-term financial instruments and nil in long term investments. For 2003, weighted average interest rate on our cash equivalents and short term investments was 2.35%. We obtained net proceeds of US$92.32 million from our offering of ADSs in December 2003. See “—Liquidity and Capital Resources.” Our other income for 2003 recorded a significant increase compared to 2002, primarily due to an increase in interest income compared to 2002, as a result of a higher average cash balance in 2003. In December 2003, we shifted a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments will reduce the amount of interest on other income we could otherwise generate from our investment activities.

     Income taxes. Our effective tax rates for 2002 and 2003 were 14.0% and 15.2%, respectively. As a result of the reduced tax rate, our income tax expenses for 2002 and 2003 were reduced by ~~W~~2,585 million and ~~W~~5,419 million, respectively, from what they would have been if the higher statutory tax rate had applied.

     Equity in earnings of related equity investment. We recorded equity in earnings of related equity investment, net of taxes, of ~~W~~5,179 million in 2003. We had negative equity in earnings of related equity investment, net of taxes, of ~~W~~498 million in 2002 as MU was commercialized in China in February 2003. We expect our equity in earnings of related equity investment to increase as revenues of our China affiliate grows.

     Net income. Principally, as a result of the factors discussed above, our net income increased 163.6% in 2003 from 2002.

2002 compared to 2001

     The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,

(in millions of Won and thousands of US$, except percentages)		2001	2002

					(unaudited)
Online game subscriptions	~~W~~	1,406	~~W~~	27,765	US$	23,293
Royalties and license fees		10		383		321
Total net revenues		1,416		28,148		23,614
Cost of revenues		172		2,985		2,504
Gross profit		1,244		25,163		21,110
Gross margin		87.9%		89.4%		89.4%
Selling, general and administrative expenses		1,020		8,860		7,433
Operating income		224		16,303		13,677
Operating margin		15.8%		57.9%		57.9%
Interest income		8		249		209
Income before income tax expenses and equity in loss of related
equity investment		236		16,464		13,812
Income tax expenses		45		2,303		1,932
Income before equity in loss of related equity investment		191		14,161		11,880
Equity in loss of related equity investments, net of taxes		—		(498)		(418)
Net income		191		13,663		11,462

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 announced by the Federal Reserve Bank of New York.

      Revenues. Our total net revenues for 2002 increased 1,887.9% compared to 2001. The increase in total net revenues in 2002 was primarily due to an increase in online game subscription revenue in 2002 as we commercialized MU in November 2001. We also recorded one-time license fees and prepaid royalty fees in connection with license agreements entered into with our licensees in China and Taiwan.

      Cost of revenues. Our cost of revenues for 2002 increased 1,635.5% compared to 2001. The increase was primarily due to:

  additional hardware depreciation expenses that increased with the purchase of additional servers and additional compensation expenses that we incurred in connection with hiring additional game monitoring and hardware maintenance personnel as a result of an increase in the number of our online game subscribers; and

  a 959.8% increase in R&D expenses from ~~W~~77.2 million to ~~W~~818.2 million, mainly related to personnel costs incurred in connection with our continuous efforts to introduce new game features.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 768.6% in 2002 compared to 2001, primarily due to:

  payroll costs that increased by 494.8% from ~~W~~286 million to ~~W~~1,701 million, as the number of general and administrative personnel increased from an average of 18 to 106 employees; and

  sales commissions that increased by 1,447.8% from ~~W~~138 million to ~~W~~2,136 million, reflecting proportionate increases in commission payments to our independent promotional agents as we recorded higher subscription revenues from our Internet cafe subscribers.

     Other income. Other income in 2002 recorded a significant increase compared to 2001, primarily due to an increase in interest income as a result of a higher average cash balances in 2002.

      Income taxes. Our effective tax rates for 2001 and 2002 were 19.1% and 14.0%, respectively. As a result of the reduced tax rate, our income tax expenses were reduced by ~~W~~15 million and ~~W~~2,585 million for 2001 and 2002, respectively, from what they would have been if the higher statutory tax rate had applied.

      Equity in loss of related equity investment. We recorded a loss of ~~W~~498 million in equity in loss of related equity investment, net of taxes, which reflects our proportionate share of the net loss incurred by our equity investee in Hong Kong. The ~~W~~498 million reflects our proportionate share of the net loss incurred by our equity investee in Hong Kong, consisting of our capital investment of ~~W~~600 million and ~~W~~109 million of additional losses incurred in excess of our capital investment, net of ~~W~~211 million of deferred income tax assets.

     Net income. Principally as a result of the factors discussed above, our net income substantially increased in 2002 compared to 2001.

Impact of inflation

     In view of our brief operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 4.1% in 2001, 2.7% in 2002 and 3.6% for 2003.

Impact of Foreign Currency Fluctuations

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign currency risk.”

Government, Economic, Fiscal, Monetary or Political Policies or Factors

     See “Item 3. Key Information – Risk Factors– 3.D. Risks Related to The Republic of Korea,” “Item 4.B. Business Overview – Laws and Regulations” and “Item 10. – Additional Information– 10.E. Taxation.”

5.B. Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,

(in millions of Won and thousands of US$)	2001		2002		2003(1)

Net cash provided by operating activities	~~W~~	534	~~W~~	18,527	~~W~~	33,856	US$	28,403
Net cash used in investing activities		(735)		(13,817)		(3,641)		(3,054)

	For the year ended December 31,

(in millions of Won and thousands of US$)	2001	2002	2003(1)

Net cash provided by financing activities	2,185	—	136,268	114,318
Net increase in cash and cash equivalents	1,984	4,710	166,483	139,667
Cash and cash equivalents at beginning of period	21	2,005	6,715	5,634
Cash and cash equivalents at end of period	2,005	6,715	173,198	145,301

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,192.0 to US$1.00, the noon buying rate in effect on December 31, 2003 announced by the Federal Reserve Bank of New York.

      Our primary source of liquidity is cash flow from operations and proceeds from equity offerings.

     Net cash used in investing activities has consisted primarily of investments in short-term financial instruments and long-term investments, acquisition of our new office space and hardware equipment purchases, and acquisition of a 55.4% equity interest in Flux Co. Ltd. for ~~W~~392.2 million and 400 common shares of Gameon, our current licensee in Japan, for ¥48 million. Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We satisfy a portion of our liquidity requirements by investing excess cash in short-term financial instruments, which primarily consist of time deposits with a maturity of one year or less, and demand deposits, money market demand deposits, and money market funds with a rolling maturity of 90 days or less. We seek to minimize our concentration of credit risk by limiting our investments to high credit-quality issuers, such as Korean treasury bonds. In addition, as part of our efforts to avoid being considered an investment company, we hold a substantial portion of our net cash provided by operating activities in lower-yielding bank deposits and money market instruments, which due to their liquidity and certain other characteristics are not considered to be investment securities under the Investment Company Act.

     Net cash provided by financing activities was ~~W~~136,268 million (US$114 million) for 2003, which primarily reflects proceeds from the initial public offerings of our common shares at an initial offering price of ~~W~~32,000 per share on the KOSDAQ in May 2003, resulting in net proceeds to us of approximately ~~W~~29,529 million and proceeds from the initial offering of our ADSs at an initial public offering price of US$11.17 per ADS on the Nasdaq in December 2003, resulting in net proceeds to us of US$92.32 million.

     Capital resources. As of December 31, 2003, our primary source of liquidity was ~~W~~173,198 million (US$145 million) of cash and cash equivalents and ~~W~~2,304 million (US$1.9 million) of short-term financial instruments. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated, especially as we seek to make acquisitions in Korea, the United States and other markets and continue to evaluate other investment and game development opportunities. As of December 31, 2003, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties, except for certain guarantees entered into in connection with loans extended to our employees.

     We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for the continuous expansion and upgrading of our existing server equipment, for which we expect to make approximately ~~W~~25 billion in capital expenditures in 2004. We also anticipate spending a significant portion of our capital resources for acquisitions or investments in complementary businesses, products and technologies. The amount and timing of any acquisitions or investments have not yet been determined and will depend on our ability to identify suitable acquisition targets.

     On March 29, 2004, through a resolution by our board of directors, we announced a plan to repurchase 70,000 common shares, representing 1.6% of our outstanding common shares, in the open market to stabilize the declining share price. The share buyback was completed on June 2, 2004.

5.C. Research and Development, Patents and Licenses

     We expect that the online game industry will continue its recent pattern of developing increasingly sophisticated games and offering improved graphics resolution, sound quality and other improvements to the gaming experience. In order to remain competitive, we are focusing our R&D efforts on enhancing the MU experience and on developing new online games incorporating the latest technologies.

Our R&D personnel are divided into the following four teams:

  Graphics team — our graphics team is responsible for designing game characters and game environments, with the objective of optimizing the overall gaming experience;

  Server programming team — our server programming team is responsible for server design and development, handling interconnections, validation, character data and game process coordination and facilitating online communication among players;

  Client programming team — our client programming team is responsible for enhancing the visual and sound experience and movement simulation of game characters; and

  Strategy and planning team — our strategy and planning team is responsible for overall game design and reviews technical feasibility, market feasibility and the game development process.

     We are seeking to increase the number of game developers employed in our R&D department from 45 individuals as of December 31, 2003 to approximately 100 individuals by the end of 2004.

     We currently anticipate that competitive new online games will require approximately 12 to 18 months of development time prior to game launch, together with an aggregate expenditure in the range of US$10 million. Our R&D expense for 2003 was ~~W~~1,647 million compared with a total R&D expense of ~~W~~139 million and ~~W~~818 million for 2001 and 2002, respectively. Based on the growing sophistication of online games being released and the increasing cost of completing development of new games, we expect our R&D expense to increase in future periods.

5.D. Trend Information

      See “– Item 5.A. Operating Results – Overview.”

5.E. Off-balance Sheet Arrangements

     We have provided guarantees of ~~W~~ 2,302 million to lending institutions for certain loans extended to our employees for their purchase of our common shares through the employee stock purchase plan. The guarantees are secured by a cash deposit with the lending institution.

     In 2004, we have entered into foreign currency forward contracts to economically hedge our exposure arising out of our existing assets denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign currency risk.”

5.F. Contractual Obligations

The tables below set forth the maturities of contractual cash obligations as of December 31, 2003.

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

	(in millions of Won)
Contractual obligations
Operating lease obligations	218	190	28	—	—

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

      The following table sets forth the names, ages and positions at our company and other positions held by our directors and officers as of March 31, 2004:

Name	Age	Position

		President, Chief Executive Officer and Director
Nam-Ju Kim	32	(Representative Director)
Won-Seon Kim	45	Chief Financial Officer and Director
Ki-Yong Cho	29	Co-Chief Technology Officer and Director
Kil-Saup Song	28	Co-Chief Technology Officer and Director
Moon-Kyu Kim	48	Outside Director and a member of the audit committee
Sang-Woo Park	38	Outside Director and a member of the audit committee
Yong-Ku Kim	33	Outside Director and a member of the audit committee

     Nam-Ju Kim is a founder of Webzen and has served as a director since April 2000 and as the Representative Director, President and Chief Executive Officer since September 2002. From 1995 to 2000, he freelanced as a game developer. Mr. Kim graduated from Seoul Yerim Art High School.

      Won-Seon Kim has served as a director and Chief Financial Officer since September 2002. From 1999 to 2000, he served as a chief financial officer of Night Storm Media Ltd., a Korean multimedia content development company. From 1981 to 1999, he worked at Samsung Corporation and from 1990 to 1998, served as chief financial officer of an overseas branch of Samsung Corporation. Mr. Kim received a bachelor’s degree in business administration from Seoul National University.

      Ki-Yong Cho is a founder of Webzen and has served as a director and Co-Chief Technology Officer in charge of client programming since September 2002. He was our statutory auditor from April 2000 to July 2002. He freelanced as a game developer from 1998 to 2000 and served as a game developer for Oz Media, a Korean online game development company, from 1997 to 1998. Mr. Kim received a bachelor’s degree in computer science from Anyang Technical College.

      Kil-Saup Song is a founder of Webzen and has served as a director and Co-Chief Technology Officer in charge of server programming since April 2000. He has been a registered director of 9Webzen Limited, our Hong Kong joint venture, since January 2003. He served as a game developer for Pantech Co., Ltd., a wireless telecommunication company, from 1998 to 2000. Mr. Song graduated from Euijungboo Technology High School.

      Moon-Kyu Kim served as a statutory auditor of our company from July 2002 to March 2004. Mr. Kim has served as a director and a member of the audit committee since March 2004. He has been working as a certified public accountant at Sinwon Accounting Corporation since 1997. Mr. Kim received a bachelor’s degree in economics from the Korean University of Foreign Language and a master’s degree from The Graduate School of Business Administration, Myung-ji University.

      Sang-Woo Park has served as a director and a member of the audit committee since March 2004. He is an adjunct professor at Yonsei Graduate School of Communication & Arts and a member of various screening committees at the KGDI. Mr. Park received a bachelor’s degree in economics from Yonsei University and a master’s degree in economics from Korea University.

     Yong-Ku Kim has served as a director and a member of the audit committee since March 2004. He is a certified public accountant and a director at NGC Inc. Mr. Kim received a bachelor’s degree in business administration and a master’s degree in financial management from Seoul National University.

6.B. Compensation

      We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2003, the aggregate amount of compensation paid by us to all directors and executive officers was ~~W~~316 million, and this amount excludes ~~W~~687 million set aside or accrued to provide for retirement or similar benefits to our executive officers. We have not granted any stock options to any of our directors and executive officers. At our general meeting of shareholders held on March 26, 2004, our shareholders approved an aggregate amount of up to ~~W~~1.8 billion as compensation for our executive officers for the year 2004.

      Under the Korean Labor Standard Act, we are required to pay a severance amount to eligible employees, including directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our Severance Payment Regulation, which depending on the position of the officer or director ranges from two to four.

     We maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers but the coverage is limited to only those liabilities arising under Korean law in connection with the performance of their duties.

6.C. Board Practices

Board of Directors

      Our board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation, as currently in effect, provide for a board of directors comprised of not less than three directors. The directors are elected at a general meeting of shareholders by a majority vote of the shareholders present or represented, so long as the affirmative votes also represent not less than 25% of all issued and outstanding shares with voting rights. For the purpose of electing a statutory auditor or auditors, a shareholder holding more than 3% of the issued and outstanding shares with voting rights may not exercise voting rights with respect to such shares in excess of 3%.

     The term of office for our directors is three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a general meeting of shareholders. None of our directors is party to a service contract with our company that provides for benefits upon termination of employment.

     The board of directors elects representative directors from its members. Under the Korean Commercial Code and our Articles of Incorporation, any director with a special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Independent Directors

     Our ADSs were listed for quotation on the Nasdaq National Market and we currently are subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, we are required to appoint a minimum of three independent directors, unless we receive an exemption from Nasdaq to appoint a lesser number. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. The Korea Securities and Exchange Act and regulations thereunder require companies listed on the KSE or KOSDAQ, other than companies designated as venture companies under applicable Korean law and with total assets of less than ~~W~~100 billion as of the end of the immediately preceding fiscal year, to have at least one fourth of its board of directors comprised of outside directors. Under the Korean Securities and Exchange Act, a director or officer of the company, any person who served as a director or an officer of the company during the past two years, certain family members of a director of the company or certain other affiliates of the company, do not qualify as an outside director. Although we have been granted a waiver of the Nasdaq independent director rules until July 31, 2005, we elected three independent outside directors in March 2004 to comply with the Nasdaq listing requirements and the Korean Securities and Exchange Act and regulations regarding independent director and audit committee requirements.

Audit Committee

      The U.S. Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission, or SEC, to require U.S. national securities exchanges and national securities associations, such as the Nasdaq National Market, to adopt rules to prohibit the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in such act. The SEC adopted final rules relating to the audit committee requirements on April 9, 2003 and approved related proposed changes to the Nasdaq corporate governance rules on November 4, 2003. Non-U.S. issuers such as ourselves are required to comply with the related Nasdaq audit committee requirements by July 31, 2005.

     Under the Korean Commercial Code, a company may establish an audit committee instead of appointing a statutory internal auditor.

      In March 2004, to comply with the Nasdaq listing requirements regarding the need for, and composition of, an audit committee, SEC rules and regulations and the Nasdaq listing requirements regarding audit committee financial experts, our board of directors established an audit committee in March 2004 in accordance with our Articles of Incorporation amended at the general meeting of shareholders held in March 2004.

      Our audit committee is comprised of the following three independent directors: Moon-Kyu Kim, Sang-Woo Park and Yong Ku Kim. All of our independent directors are financially literate and our board of directors designated Moon-Kyu Kim as an audit committee financial expert. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, the audit committee has the right to request the board of directors to convene a shareholders’ meeting by providing a document that sets forth the agenda and reasons.

6.D. Employees

     As of December 31, 2003, we had 176 full-time employees, all located in Korea. The following tables set forth the number of our permanent employees, for the dates indicated:

	As of December 31,

	2001	2002	2003

Employees
Game development, web development and system engineering team	12	26	58
Game operations team	25	80	71
International business, strategy and planning, management support and
game marketing team	11	32	47
Total	48	138	176

     None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

      As of December 31, 2003, 9Webzen Limited and 9Webzen (Shanghai) employed 321 employees in China, none of whom is represented by a labor union or covered by a collective bargaining agreement.

      Under the Korean Labor Standard Act, employees with more than one year of service are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment.

     Pursuant to the Korean National Pension Law, we are required to prepay 4.5% of each employee’s annual wages as part of our accrued severance payments to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability.

     Hana Bank and Korea Exchange Bank extended loans to members of our employee stock ownership association. As of December 31, 2003, we have pledged our long term deposits in the amount of ~~W~~23 billion to guarantee these bank loans. In addition, we have provided free interest rate loans amounting to ~~W~~31 billion to employees who purchased our common shares through the employee stock ownership association. As of December 31, 2003, we also had outstanding housing loans to our employees in the aggregate amount of ~~W~~86 million. We have not experienced any defaults under these loans to our employees. We provide these loans as a benefit to our employees and not as a requirement under Korean law. Our executive officers and directors are not eligible for these loans.

6.E Share Ownership

     Some of our directors and officers own our common shares. See “Item 7. Major Shareholders and Related Party Transactions — 7.A. Major Shareholders.”

Stock Option Plan

     Pursuant to our Articles of Incorporation and the Korean Securities and Exchange Act, stock options may be granted by either a special resolution of our shareholders or a resolution of our board of directors, with the aggregate number of shares issuable in each case not to exceed 15% and 3%, respectively, of the total number of our then issued and outstanding common shares. Stock options may be granted to our executive officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. No stock options may be granted to any executive officer or employee who owns, or upon exercise of an option to purchase our common shares would own, directly or indirectly, 10% or more of our outstanding common shares.

     According to our Articles of Incorporation, we may grant stock options that are exercisable to purchase our common shares, preferred shares or convertible shares. Such stock options can vest after two years from the stock option grant date and can be exercisable up to seven years from the date of the grant. The stock option may be cancelled by a resolution of our board of directors:

  if the officer or employee who holds the option resigns voluntarily or is discharged from office prior to the vesting date;

  if the officer or employee is discharged or submitted to a disciplinary measure for causing damage to us by willful misconduct or by gross negligence; or

  in the event of the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

     On July 10, 2002, we granted stock options to three of our employees to purchase an aggregate of 14,000 common shares at a purchase price of ~~W~~4,000 per share, all of which vest by July 10, 2005 and expire on July 9, 2008. As of December 31, 2003, options to purchase an aggregate of 9,000 common shares at an exercise price of  ~~W~~4,000 per share were outstanding, after one employee with an option to purchase 5,000 common shares terminated his employment with us. None of these stock options was granted to our directors or executive officers.

Employee Stock Ownership Association

      An employee stock ownership association under the Korean Securities and Exchange Act is an association formed by the employees of a company for the purpose of acquiring and managing shares issued by such company. Only full-time workers of a company may join the employee stock ownership association. Officers elected at a shareholders’ meeting, shareholders (excluding certain minority shareholders) and part-time workers are not qualified to become members of the association.

     We established our employee stock ownership association in November 2002. As of December 31, 2003, 132 of our employees were members of the employee stock ownership association and the association held 184,940 of our common shares.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

     The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of December 31, 2003, by:

  each person who is the beneficial owner of more than 5% of our common shares;

  each of our directors;

  each of our named executive officers; and

  all of our executive officers and directors as a group

based on 4,370,000 of our common shares outstanding. This table assumes no exercise of outstanding stock options. None of our common shares entitles the holder to any preferential voting rights.

	Number of shares beneficially owned	Percentage beneficially owned

Five percent shareholders:
Eun-Suk Lee(1)	388,313	8.89%
Delta Partners LLC(2)	278,700	6.38
Directors and officers:
Nam-Ju Kim	267,293	6.12
Ki-Yong Cho	267,293	6.12
Kil-Saup Song	260,943	5.97
Won-Seon Kim	25,400	0.58
All executive officers and directors as a group(3)(4)	820,929	18.79

(1)	Eun-Suk Lee is a founder of Webzen and served as our chief executive officer and director since our inception until her resignation in September 2002.

(2)	According to a 13G filing with the SEC made on February 11, 2004, these shares include shares beneficially owned by Prism Partners L.P., Prism Offshore Fund Limited, and Prism Partners QP, LP (the “Funds”) and Charles Jacobs and Christopher Argyrople. According to a public filing with the Financial Supervisory Service of Korea made on May 18, 2004, Delta Partners’ beneficial shareholding increased to 7.23%. All the shares beneficially owned by Delta Partners are registered in the name of Prism Offshore Fund Limited.

(3)	Pursuant to the Korean Securities and Exchange Act and the regulations promulgated thereunder, all the shares held by Eun-Suk Lee, our largest shareholder, and all our directors (Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim) are restricted from being sold until May 23, 2005, the second anniversary date of the listing of our common shares on the KOSDAQ; except that after May 23, 2004, these shareholders are allowed to sell each month up to five percent of the common shares initially held by them on May 23, 2003.

(4)	Excludes 388,313 common shares held by Eun-Suk Lee and 184,940 common shares held by our employee stock ownership association.

     In January 2004, we received a notice from Delta Partners LLC, or DPL,that included a copy of a Schedule 13G filed by DPL on December 31, 2003 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934, or the Exchange Act. The notice indicated that the shares were held by DPL and its affiliates solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control.

     According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2003, 643,826 shares of our common shares were held in the form of ADSs, representing 14.73% of total outstanding common shares, and there was one ADR holder of record in the United States.

7.B. Related Party Transactions

Relationship with Ms. Eun-Suk Lee

     Ms. Eun-Suk Lee, our largest shareholder, was our chief executive officer and a director since our inception until her resignation in September 2002. During 2002, she received ~~W~~174 million in the form of a severance payment and ~~W~~129 million as compensation for her service as our chief executive officer and director. Ms. Lee currently does not hold any director or executive position with us. We have no outstanding agreements or contracts with her.

Relationship with 9Webzen Limited

     In September 2002, we entered into a joint venture agreement with GameNow.net (Hong Kong) Limited, or GameNow, a leading Chinese-language game website operator. Pursuant to the joint venture agreement, we established 9Webzen Limited and contributed US$500,000 for a 49% equity interest, with GameNow contributing US$520,408 for the remaining 51% interest. The joint venture agreement provides for the distribution of all profits generated by the joint venture’s wholly-owned subsidiary, 9Webzen (Shanghai) Limited. The term of the joint venture is 10 years and is subject to renewal with the consent of both parties. The joint venture agreement is subject to termination by either party in the event of a material breach by the other party, in the event losses are incurred for three consecutive years or in the event of a bankruptcy or a force majeure event. In connection with the joint venture agreement, we entered into a license agreement, in which we granted 9Webzen Limited an exclusive right to license from us, and sublicense to 9Webzen (Shanghai) Limited, the distribution rights for our MU online game in China. The license provides for a monthly royalty payment to 9Webzen Limited, which in turn remits to us a license fee, of 20% of 9Webzen (Shanghai)’s gross revenues, net of withholding tax, payable in U.S. dollars. The term of the license is five years and is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

7.C. Interests of Experts and Counsel

      Not applicable

Item 8. Financial Information

8.A Consolidated Statements and Other Financial Information

      All relevant financial statements are included in “Item 18. Financial Statements.”

Legal Proceedings

     There are several legal proceedings to which we are a party. However, such pending legal proceedings involve minor claims, none of which is likely to have a material adverse effect on our business.

Dividend Policy

     Since our inception on April 28, 2000, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. We repurchased 70,000 of our common shares on the KOSDAQ during the period from April 2, 2004 to June 2, 2004 in order to stabilize our stock price. Such shares have been reserved for granting stock options in the future. On June 10, 2004, we announced a plan for a 200% bonus share issuance to our shareholders of record as of June

28, 2004. In connection with such bonus share issuance, the ratio of our common shares to ADSs will be changed from 1:10 to 3:10 effective July 20, 2004, which is the next succeeding date of the date of the bonus share issuance.

     Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of the Korean Commercial Code.

      Subject to the terms of the deposit agreement for the ADSs, holders of ADSs will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you.

8.B. Significant Changes

     On May 6, 2004, we acquired from Delphieye, a game developer based in Korea, rights to three games owned by Delphieye, all related tangible and intangible assets, and core development personnel associated with those game titles for a total consideration of ~~W~~4 billion. The acquisition of Delphieye’s Nitro Family, Parfait and Spinos games represents an extension of our revenue diversification and portfolio expansion strategy.

Item 9. The Offer and Listing 9.A. Market Price Information KOSDAQ Stock Market

     Our common shares are traded on the KOSDAQ Stock Market, Inc., or KOSDAQ, under the code 069080. Our common shares were listed on the KOSDAQ on May 23, 2003. The KOSDAQ composite index is computed by taking the aggregate market capitalization of all companies included in the index as a percentage of the market capitalization as of the base date, July 1, 1996, multiplied by 1,000.

     The KOSDAQ was launched on July 1, 1996 as an alternative investment market to the Korea Stock Exchange, or KSE, the principal stock exchange in Korea. Shares listed on the KOSDAQ are traded by KOSDAQ participants and their brokers through a central electronic trading system. The trading hours for the KOSDAQ market are 9:00 a.m. to 3:00 p.m. Daily price changes are limited to a range of 12% of the closing price for the previous trading day. The KOSDAQ market has grown significantly since its inception. As of May 31, 2004, 877 companies were listed on the KOSDAQ with an aggregate market capitalization of ~~W~~31.9 trillion. Companies listing on the KOSDAQ must meet KOSDAQ listing requirements and register with the Financial Supervisory Commission of Korea, or FSC.

     The most widely followed price index of stocks quoted on stock exchanges in Korea is the Korea Composite Stock Price Index, or KOSPI, an index of all equities listed on the KSE. The KOSPI is computed by aggregating the market capitalization of all listed companies and by expressing this aggregate as a percentage of the aggregate market capitalization of all companies included in the index as of the base date, January 4, 1980.

      The following table sets forth, for the periods indicated:

  the high and low closing sales price for our common shares as reported on the KOSDAQ;

  the average daily trading volume of our common shares;

  the high and low of the daily closing values of the KOSDAQ composite index; and

  the high and low of the daily closing values of the KOSPI.

	Price per common share		Average daily trading volume	KOSDAQ		KOSPI

	High	Low		High	Low	High	Low

1998	—	—	—	107.61	60.70	579.86	280.00
1999	—	—	—	273.32	70.87	1,028.07	498.42
2000	—	—	—	283.44	52.58	1,059.04	500.60
2001	—	—	—	87.65	46.05	704.50	468.76
2002	—	—	—	94.30	43.67	937.61	584.04
First quarter	—	—	—	94.30	72.02	902.46	708.47
Second quarter	—	—	—	88.42	56.63	937.61	701.87
Third quarter	—	—	—	67.45	46.71	801.99	646.42
Fourth quarter	—	—	—	53.78	43.67	736.57	584.04
2003
First quarter	—	—	—	—	—	—	—
Second quarter	125,000	71,600	144,721	512.50	372.30	690.49	525.51
Third quarter	151,500	114,800	185,487	542.00	445.00	767.46	663.35
Fourth quarter	158,500	112,000	124,814	484.20	428.90	822.16	688.62
2004
January	141,000	123,000	102,305	462.60	438.73	869.04	813.63
February	150,900	117,600	86,274	449.54	424.23	884.80	834.70
March	121,500	100,000	83,654	443.89	401.16	907.43	822.05
April	100,000	101,000	62,985	496.35	435.60	936.06	854.39
May	93,100	67,600	67,522	461.68	365.93	867.48	728.98

Nasdaq National Market

      The ADSs are listed on the Nasdaq National Market under the symbol “WZEN.”

     Ten ADSs represent one share. According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2003, 643,826 shares of our common shares were held in the form of ADSs, representing 14.73% of total outstanding common shares, and there was one ADR holder of record in the United States.

     The following table provides the high and low closing sale prices and the average daily trading volume of our ADSs on the Nasdaq National Market based on information provided by SunGard PowerData.

Calendar period	High	Low	Average daily trading volume

	(US$)	(US$)	(ADSs)

2003
December	11.20	9.68	5,764,880
2004
January	13.75	10.30	9,526,310
February	14.05	9.50	10,544,230
March	10.75	8.23	4,983,010
April	9.49	7.25	3,470,460
May	8.03	6.59	4,725,750

9.B. Plan of Distribution

      Not applicable

9.C. Markets

      See “–9.A. Market Price Information.”

9.D. Selling Shareholders

      Not applicable

9.E. Dilution

      Not applicable

9.F. Expenses of the Issue

      Not applicable

Item 10. Additional Information

10.A. Share Capital

      Not applicable

10.B. Articles of Incorporation

     The section below provides summary information relating to the material terms of the capital stock of our company and our Articles of Incorporation. It also includes a brief summary of certain provisions of the Securities and Exchange Act, the Commercial Code and related laws of Korea, all as currently in effect.

Objectives

      Article 2 of our Articles of Incorporation states our objectives, among other things, as follows:

  to develop and distribute online games and software; and

  to engage in the Internet business, software consulting, value-added communication services, character business, and publishing business.

General

     Our total authorized share capital is 40,000,000 shares, which consists of common shares, non-voting preferred shares, and common shares convertible into non-voting preferred shares (together, referred to as “shares”) each with a par value of ~~W~~500 per share. Under our Articles of Incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value of such shares, the exact rate to be determined by our board of directors at the time of issuance.

     Under our Articles of Incorporation, we are authorized to issue (i) non-voting preferred shares numbering up to one-half of our total common shares issued and (ii) common shares that are convertible into non-voting preferred shares on a one-to-one basis, numbering up to one-half of our total common shares issued, less the number of any preferred shares issued.

     As of March 31, 2004, 4,370,000 common shares were issued and outstanding. We have not issued any equity securities other than common shares. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our Articles of Incorporation, we may issue additional common shares without further shareholder’s approval. The unissued shares remain authorized until an amendment to our Articles of Incorporation changes the status of the authorized shares to unauthorized shares.

Dividends

     We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares, except for the fees and expenses payable by the ADS holders under the deposit agreement with respect to such dividends.

     We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value. If the market price of the share is less than par value, dividends in shares may not exceed one-half of the annual dividends. We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

     Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (iii) the legal reserve to be set aside for the annual dividend. We may not pay an annual dividend unless we have set aside as a legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. In addition, we, as a company registered with the KOSDAQ, are required under the relevant laws and regulations to set aside a certain amount every fiscal year as a reserve until our capital ratio is at least 30%. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.

Distribution of Bonus shares

     In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of bonus shares. We must distribute such bonus shares to all our shareholders in proportion to their existing shareholdings.

Preemptive Rights and Issuance of Additional Shares

     We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

     We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

  by a public offering or subscribed for by the underwriters for the purpose of registration at the Korea Securities Dealers Association, or KSDA;

  to increase our capital through a general public offering pursuant to a resolution of the board of directors in accordance with the provisions of Article 189-3 of the Korean Securities and Exchange Act;

  to the members of the employee stock ownership association;

  to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act or to domestic companies conducting business of technology credit guarantees or venture investment;

  to domestic or overseas financial institutions for the purpose of raising funds on an emergency basis;

  to an allied company as necessary for the development of technology;

  upon exercise of a stock option in accordance with Article 189-4 of the Korean Securities and Exchange Act; and

  in the form of depositary receipts in accordance with Article 192 of the Korean Securities and Exchange Act.

     We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights lapse. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised and for fractional shares.

General Meeting of Shareholders

      We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

  as necessary;

  at the request of shareholders holding an aggregate of 3% or more of our outstanding shares;

  at the request of shareholders holding an aggregate of 3% or more of our outstanding shares for at least six months; or

  at the request of our statutory auditor.

     We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. However, for holders of not more than 1% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Maeil Business Newspaper for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meetings of shareholders.

      Our shareholders meetings are held in Seoul, Korea or other adjacent areas as deemed necessary.

Voting Rights

     Holders of our common shares are entitled to one vote for each common share. However, common shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not exercise voting rights. The Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of common shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director. However, our shareholders have decided not to adopt cumulative voting.

     Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our Articles of Incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

  amending our Articles of Incorporation;

  removing a director;

  effecting a capital reduction;

  effecting any dissolution, merger or consolidation with respect to Webzen;

  transferring all or any significant part of our business;

  acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business;

  issuing new shares at a price below par value; or

  any other matters for which such resolution is required under relevant laws and regulations.

     In general, holders of non-voting preferred shares (other than enfranchised non-voting preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our Articles of Incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the non-voting preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the non-voting preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of our total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on non-voting preferred shares as provided in our Articles of Incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised non-voting preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

     Shareholders may exercise their voting rights by proxy. Under our Articles of Incorporation the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing a power of attorney in order to exercise such voting rights.

     Holders of ADRs will exercise their voting rights through the ADR depositary. Subject to the provisions of the deposit agreement, ADR holders will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.

Rights of Dissenting Shareholders

     In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiations between us and the dissenting shareholders. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KOSDAQ for the two-month period before the date of the adoption of the relevant board of directors resolution, (2) the weighted average of the daily share price on the KOSDAQ for the one-month period before the date of the adoption of the relevant board of directors resolution and (3) the weighted average of the daily share price on the KOSDAQ for the one-week period before such date of the adoption of the relevant board of directors resolution. However, the FSC may adjust this price if we or at least 30% of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

Register of Shareholders and Record Dates

      Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

     The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual Report

     At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

     Under the Korean Securities and Exchange Act, we must file with the FSC and the KSDA, an annual report within 90 days after the end of our fiscal year and interim reports with respect to the three-month period, six-month period and nine-month period from the fiscal year within 45 days following the end of each period. Copies of these reports are or will be available for public inspection at the FSC and the KSDA.

Transfer of Shares

     Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

     Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment trust companies, futures trading companies, and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans.

      Our transfer agent is Hana Bank, located at 43-2, Yoido-dong, Youngdeungpo-ku, Seoul, Korea.

Acquisition of Shares by Us

     We may not acquire our own common shares except in limited circumstances, such as reduction in capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code and the Korean Securities and Exchange Act, except in the case of a reduction of capital (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Korean Securities and Exchange Act, we may acquire our common shares through purchases on the KOSDAQ market or through a tender offer. We may also acquire interests in our common shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the common shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserves required to be set aside for that fiscal year and treasury shares acquired year-to-date, subject to certain procedural requirements. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

Liquidation Rights

     In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

10.C. Material Contracts

Joint Venture Agreement between Webzen Inc. and GameNow.net (Hong Kong) Limited

     On September 10, 2002, we entered into a joint venture agreement with GameNow.net (Hong Kong) Limited, or GameNow, under which we established 9Webzen Limited and contributed US$500,000 for a 49% equity interest, with GameNow contributing US$520,408 for the remaining 51% interest. The term of the joint venture is 10 years and is subject to renewal with the consent of both parties. The joint venture agreement is subject to termination by either party in the event of a material breach by the other party, in the event losses are incurred for three consecutive years or in the event of a bankruptcy or a force majeure event.

License Agreement between Webzen Inc. and 9Webzen Limited

     On September 10, 2002, we entered into a license agreement with 9Webzen Limited, under which we granted 9Webzen Limited an exclusive right to license from us, and sublicense to 9Webzen (Shanghai) Limited, the distribution rights for our MU online game in China. The license agreement provides for an initial license fee of US$500,000 and a monthly royalty payment to 9Webzen Limited, which in turn remits to us a license fee of 20% of 9Webzen (Shanghai)’s gross revenues, net of withholding tax, payable in U.S. dollars. The term of the license is five years and is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

Internet Content Service Agreement between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd.

     On January 15, 2001, The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, and Shanghai Jiucheng Information Technology Co., Ltd., or Shanghai IT, entered into an Internet content service agreement, under which Shanghai IT holds the Internet content provider license for the operation of the website of www.the9.com. The agreement provides for an annual payment of RMB10,000 by The9 Computer to Shanghai IT. The term of the agreement is five years and is subject to termination by either party in the event of a material breach by the other party, a change of control, bankruptcy or a force majeure event.

Internet Content Service Agreement between 9Webzen (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd.

     On February 1, 2003, 9Webzen (Shanghai) and Shanghai IT entered into an Internet content service agreement, under which Shanghai IT holds the Internet content provider license for the operation of the website of www.muchina.com. The agreement provides for an annual payment of RMB10,000 by 9Webzen (Shanghai) to Shanghai IT. The term of the agreement is five years and is subject to termination by either party in the event of a material breach by the other party, a change of control, bankruptcy or a force majeure event.

Service Agreement between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and 9Webzen (Shanghai) Co., Ltd.

     On February 15, 2003, The9 Computer and 9Webzen (Shanghai) entered into a service agreement, under which The9 Computer provides a technical service for the operation of the billing system “Pass9,” collects all revenues from the MU game in China and remits 20% of the gross revenues, net of withholding tax, to 9Webzen Limited, our Hong Kong joint venture. The service agreement provides for 5% of the gross revenues as a service fee to The9 Computer. The term of the service agreement is ten years and is subject to termination by either party in the event of a material breach by the other party, cessation of business, bankruptcy or a force majeure event.

License Agreement between Webzen Inc. and Insrea Game Center Corp.

     On July 9, 2002, we entered into a license agreement with Insrea Game Center Corp., or IGC, under which we granted IGC an exclusive license for our MU online game in Taiwan. The license agreement provides for an initial license fee of US$1,070,000 and a monthly royalty payment to us of 28.1% of IGC’s gross revenues, payable in U.S. dollars. The term of the license is two years and is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

License Agreement between Webzen Inc. and Gameon Co., Ltd.

      On February 11, 2003, we entered into a license agreement with Gameon Co., Ltd., under which we granted Gameon an exclusive license for our MU online game in Japan. The license agreement provides for an initial license fee of ¥30,000,000 and a quarterly royalty payment to us, of 28% of Gameon’s gross revenues, payable in Japanese Yen. The term of the license is two years and is automatically renewable for another two years unless terminated. The license agreement is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

License Agreement between Webzen Inc. and New Era Online Co., Ltd.

     On June 20, 2003, we entered into a license agreement with New Era Online Co., Ltd., or New Era, under which we granted New Era an exclusive license for our MU online game in Thailand. The license agreement provides for an initial license fee of US$200,000 and a monthly royalty payment to us, of 30% of New Era’s gross revenues, payable in U.S. dollars. The term of the license is two years and is automatically renewable for another two years upon New Era’s satisfactory performance. The license agreement is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

Share Purchase Agreement between Webzen Inc. and Gameon Co., Ltd.

     On December 24, 2003, we entered into a share purchase agreement with Gameon Co. Ltd., our licensee in Japan, under which we acquired a 5.8% equity interest in Gameon for a total consideration of ¥48 million. We currently own a 4.49% equity interest in Gameon following an equity offering by Gameon in the first quarter of 2004.

License Agreement between Webzen Inc. and Mobius Online Games Inc.

     On May 12, 2004, we entered into a license agreement with Mobius Online Games Inc., under which we granted Mobius an exclusive license for our MU online game in the Philippines. The license agreement provides for an initial license fee of US$300,000 and a monthly royalty payment to us of 25% of Mobius’ net revenues, payable in U.S. dollars. The term of the license is for two years and is automatically renewable for another two years upon Mobius’ satisfactory performance. The license agreement is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

Asset Transfer Agreement between Webzen Inc. and Delphieye Inc.

     On May 6, 2004, we entered into an asset transfer agreement with Delphieye Inc., a game developer based in Korea, under which we acquired all rights to Delphieye’s three games, consisting of Nitro Family, Parfait and Spinos, all related tangible and intangible assets, and core development personnel associated with those game titles for a total consideration of ~~W~~4 billion. The acquisition is expected to close on July 6, 2004.

10.D. Exchange Controls

General

     The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, nonresidents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Minister of Finance and Economy, or MOFE. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

     Under the Foreign Exchange Transaction Laws, (i) if the Government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOFE may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (ii) if the Government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with the Korean Government in Connection with the Issuance of ADSs

      In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOFE. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

     Under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of common shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs), and (2) the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our Articles of Incorporation or applicable Korean law and the total number of our common shares on deposit with the depositary would not exceed 1,300,000.

Reporting Requirements for Holders of Substantial Interests

     Any person whose direct or beneficial ownership of common shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for common shares and certain equity-related debt securities, such as convertible bonds and bonds with warrants, or collectively, the equity securities, together with the equity securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding equity securities, is required to report the status of such holding to the FSC and the Korea Securities Dealers Association, or the KSDA, within five business days after reaching the 5% ownership interest level. In addition, any change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding equity securities is required to be reported to the FSC and the KSDA within five business days from the date of such change.

     Violation of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment, and may result in a loss of voting rights with respect to the ownership of equity securities exceeding 5%. Furthermore, the FSC may issue an order requiring the disposition of such non-reported equity securities.

     In addition to the reporting requirements described above, any person whose direct or beneficial ownership of shares accounts for 10% or more of the total issued and outstanding shares, or major shareholder, must report the status of his shareholding to the Korea Securities Futures Commission, or the KSFC, and the KSDA within ten days after he becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the KSFC and the KSDA within the tenth day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Restrictions Applicable to ADSs

     No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal, provided that a foreigner who intends to acquire such shares must obtain an Investment Registration Card from the Financial Supervisory Service, or FSS, as described below. The acquisition of such shares by a foreigner must be reported immediately by the foreigner or his standing proxy in Korea to the Governor of the FSS, or the Governor.

     Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

     As a result of amendments to the Foreign Exchange Transaction Laws, the Securities and Exchange Act and regulations thereunder (such laws and regulations will be referred to as the Investment Rules) adopted in connection with the stock market opening in January 1992, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or KOSDAQ, except in limited circumstances, including:

  odd-lot trading of shares;

  acquisition of converted shares, by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside Korea by a Korean company;

  acquisition of shares by foreign companies as a result of a merger;

  acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends; and

  over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded.

     For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares which are subject to a foreign ownership limit.

     The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or KOSDAQ (including converted shares) to register its identity with the FSS prior to making any such investment; however, such registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling such converted shares within three months from the date of acquisition thereof. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange or KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or KOSDAQ, in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment trust companies, internationally recognized foreign custodians, futures trading companies, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ rights, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between the laws of Korea and the home country of such foreign investor.

     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

     Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. With certain exceptions, designated public corporations may set a ceiling on the acquisition of shares by a single person of more than 3% of the total number of shares in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has such a ceiling. Furthermore, the purchase by a foreign investor of 10% or more of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, required to be reported to, and accepted by, the Ministry of Commerce, Industry and Energy which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company. A foreigner who has acquired shares in excess of any ceiling may not exercise his voting rights with respect to the shares exceeding such limit, and the FSC may take necessary corrective action against such foreigner pursuant to the Korean Securities and Exchange Act.

     Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

     Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses subject to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

     Securities companies and investment trust companies are allowed to open foreign currency accounts and Won accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as for conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

10.E. Taxation

Korean Taxation

     The following is a summary of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the Shares or ADSs

     We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5%, including local surtax, generally will apply. If you are a beneficial owner of ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you:

  are an individual U.S. resident, a U.S. corporation or a partnership or trust to the extent your income is subject to taxation in the United States as the income of a U.S. resident;

  are not also a resident of Korea for purposes of the tax treaty between the United States and Korea;

  are not subject to any anti-treaty shopping article that applies in limited circumstances; and

  do not hold ADSs in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

     In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Holders of ADSs may submit evidence of tax residence to us through the depositary for the ADSs. Holders of common shares may submit evidence of tax residence to us through the Korea Securities Depository. Excess taxes withheld generally are not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

     If we distribute to you bonus shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean tax.

Taxation of Capital Gains

     You are exempt from Korean taxation on capital gains realized upon sale of shares through the Korea Stock Exchange or KOSDAQ if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, provided that you have no permanent establishment in Korea (whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt from Korean taxation on the capital gains realized by the disposition of ADSs or shares. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea.

     If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11% (including resident surtax) of the gross realization proceeds and, subject to the production of satisfactory evidence of the acquisition cost and transfer expenses of the ADSs, 27.5% (including resident surtax) of the net capital gains. The gain is calculated as the gross realization proceeds less the acquisition cost and transfer expenses.

     If you sell your common shares or ADSs, the purchaser or, in the case of the sale of shares through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authority, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depository), as the case may be, the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your tax residence country prior to or at the time of payment. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

Inheritance Tax and Gift Tax

     If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the common shares underlying the ADSs. If you are treated as the owner of the common shares, the heir or the donee (or you, if the donee fails to pay) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of such ADSs or shares is greater than a specified amount.

Securities Transaction Tax

     You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the shares when traded on the Korea Stock Exchange. If you transfer shares through KOSDAQ, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares and will not be subject to an agriculture and fishery special tax. If your transfer of shares is not made on the Korea Stock Exchange or KOSDAQ, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

     The securities transaction tax and the agriculture and fishery special tax are not applicable if (i) shares are listed on a designated foreign stock exchange (e.g., New York Stock Exchange or Nasdaq National Market) and (ii) the sale of shares takes place on such exchange.

     According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. However, questions have been raised as to whether this ruling is also applied to the surrender of depositary shares. Although the tax authorities recently issued another tax ruling indicating that securities transaction tax would be imposed “when depositary shares which were issued upon deposit with an overseas depositary of stock issued by a Korean company are later converted into the underlying stock” except for the case mentioned in such ruling issued by the Korean tax authorities, it is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying shares by holders of depositary shares other than initial holders. Accordingly, there can be no assurance that the holders of ADSs other than initial holders will not be subject to the securities transaction tax when they withdraw the shares upon surrendering the ADSs.

U.S. Federal Income Tax Considerations

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of ADSs or common shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold ADSs or common shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

  certain financial institutions;

  insurance companies;

  dealers and traders in securities or foreign currencies;

  persons holding common shares or ADSs as part of a hedge, straddle or conversion transaction;

  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons liable for the alternative minimum tax;

  tax-exempt organizations;

  persons holding common shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

  persons who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ADSs or common shares in your particular circumstances.

     The discussion below applies to you only if you are a beneficial owner of ADSs or common shares and are, for U.S. federal tax purposes:

  a citizen or resident of the United States;
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of a lower rate of tax for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom ADSs are released.

Taxation of Distributions

     Subject to the passive foreign investment company rules described below, distributions paid on ADSs or shares, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Under recently enacted legislation, a dividend received by a non-corporate holder on common shares or ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisors regarding the implications of this new legislation in your particular circumstances. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Korean taxes. The dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code. Such dividends will constitute passive income for foreign tax credit purposes or, for certain holders, financial services income.

     Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the dividend into U.S. dollars on the date of its receipt.

     Korean taxes withheld from cash dividends on common shares or ADSs at the rate provided in the treaty with the United States will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Korean taxes withheld in excess of the rate provided in the U.S. treaty will not be eligible for credit against your U.S. federal income tax liability until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. See “10.E. Taxation — Korean Taxation — Dividends on the Shares or ADSs” for a description of how you can secure the treaty rate for withholding on dividends paid by us. Instead of claiming a credit, you may, at your election, deduct otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and Other Disposition of ADSs or Common Shares

     Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

     A non-U.S. corporation will be considered a “passive foreign investment company,” or PFIC, if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. We believe that we were not a PFIC for 2003. However, since a company’s PFIC status depends upon the composition of its income and assets and the market value of its assets (including, among other things, goodwill and any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by the market price of our common shares, which has fluctuated considerably (and may continue to fluctuate considerably given that market prices of technology companies have been especially volatile). If we were treated as a PFIC for any taxable year during which you held an ADS or a common share, certain adverse consequences could apply to you.

     In general, if we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ADS or a common share would be allocated ratably over your holding period for the ADS or common share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or common shares in excess of 125% of the average annual distributions on ADSs or common shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to you that may mitigate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding

     Information returns may be filed with the Internal Revenue Service in connection with the payment of dividends and sales proceeds. You may be subject to backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

10.F. Dividends and Paying Agents

      Not applicable

10.G. Statements by Experts

      Not applicable

10.H. Documents on Display

     We are subject to the information requirements of the United States Securities Exchange Act of 1934, or the Exchange Act, and, in accordance therewith, we file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information can be inspected at the public reference room at the SEC and at the SEC regional offices referred to above. You can also obtain copies of the material from the public reference room, the regional offices or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Webzen’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

      We will furnish to JPMorgan Chase Bank, as depositary for the ADSs, our annual reports, which will include a review of operations and annual audited financial statements prepared in accordance with U.S. GAAP and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will, upon our request, arrange for the mailing of these documents to all holders of record of ADSs.

10.I. Subsidiary Information

      Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of our business, we are subject to market risk associated with interest rate movements and currency movements on non-Won denominated assets and liabilities and license and royalty revenues.

     Foreign currency risk. We have exposure to some foreign currency exchange-rate fluctuations on cash flows from our equity investee and licensee partners denominated in U.S. dollars or Japanese yen and on translations of equity method earnings from 9Webzen Limited denominated in Renminbi. For example, our revenues may be impacted by exchange rate fluctuations in the Renminbi when we receive royalty payments in U.S. dollars or Japanese yen and by exchange rate fluctuations in the U.S. dollar when license revenues are translated into Korean Won. As of December 31, 2003, we had US$92.7 million of cash. Assuming a Won/U.S. dollar exchange rate of ~~W~~1,197.8 to US$1.00, the early quotation of the basic rate announced by the Bank of Korea on December 31, 2003 as used in our financial statements to measure non-Won denominated assets, if the Won had appreciated against the U.S. dollar by 10% and all other variables were held constant from their levels at December 31, 2003, we estimate that our net income would have decreased by 28%. In 2004, we entered into several forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets denominated in U.S. dollars and Japanese yen. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. The table below sets forth our outstanding foreign currency forward contracts as of May 31, 2004.

	Contract date	Amount	Exchange rate	Delivery date

Sell US$/Buy ~~W~~	February 23, 2004	US$40,000,000	~~W~~1,200.00/US$1.00	December 27, 2004
	March 12, 2004	US$20,000,000	~~W~~1,200.00/US$1.00	December 23, 2004
	May 10, 2004	US$10,000,000	~~W~~1,196.60/US$1.00	December 28, 2004
	May 11, 2004	US$10,000,000	~~W~~1,201.00/US$1.00	November 30, 2004
Sell ¥/Buy ~~W~~	March 31, 2004	¥366,972,477	~~W~~1,108.40/¥100.00	June 30, 2004

     Interest rate risk. Our exposure to risk from changes in interest rates relates primarily to our investments in short-term financial instruments and other investments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of a 10% hypothetical interest rate change.

      Substantially all of our short-term financial instruments consist of time deposits, money market funds and short term commercial paper funds. We do not believe that we are subject to any material market risk exposure on our short-term financial instruments, as they are readily convertible to cash and have short maturities. We do not have any derivative financial instruments hedging interest rate risk.

Item 12. Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. to D. Material Modifications to the Rights of Security Holders

     On February 3, 2004, JPMorgan Chase Bank, as depositary for the ADSs, and we entered into an amendment to the deposit agreement governing the ADSs, under which we reduced the total number of our common shares on deposit at any one time with the depositary to 1,300,000 from 1,500,000. In connection with our 200% bonus share issuance announced on June 10, 2004, we plan to amend the deposit agreement with the depositary to change the ratio of our common shares to ADSs from 1:10 to 3:10 before July 20, 2004, which is the next succeeding date of the bonus share issuance.

14.E. Use of Proceeds

     We completed our initial public offering of 8,700,000 ADSs, representing 870,000 common shares on the Nasdaq National Market, in December 2003, pursuant to our registration statement on Form F-1 (File No. 333-110321), which the Securities and Exchange Commission declared effective on December 12, 2003. In the offering, we sold the ADSs at a price of $11.17 per ADS, which resulted in aggregate net proceeds to us of approximately US$92.32 million, after deducting underwriting discounts and commissions and paying offering expenses of approximately US$4.86 million. The managing underwriter in the offering was J.P. Morgan Securities Inc.

     In December 2003, we acquired 400 common shares of Gameon, our current licensee in Japan, representing a 5.8% equity interest for ¥48 million in order to strengthen our relationship with Gameon and establish our growth base in Japan. We currently own a 4.49% equity interest in Gameon following its equity offering in the first quarter of 2004. In May 2004, we entered into an agreement to acquire certain game titles and game developers from Delphieye for ~~W~~4 billion to diversify our game portfolio. The acquisition is expected to close on July 6, 2004. Except for the purchase of the equity interest in GameOn and the proposed acquisition of certain assets from Delphieye, we have no present commitments or agreements with respect to any acquisition or investments. We have invested the net proceeds in short-term, interest-bearing debt instruments. The amounts we actually spend will depend on a number of factors, including the progress of our research and development efforts, the amount of cash generated or used by our operations, competitive and technological developments, marketing and sales activities and market acceptance of our products, and the rate of growth, if any, of our business.

     We intend to use the remaining proceeds of our initial public offering of the ADSs for other acquisitions or investments in businesses, products or technologies that are complementary to our own, development of new online games and game features, hiring additional employees, capital expenditures such as the upgrade and addition of our servers and the expansion of our existing facilities, and working capital and other general corporate purposes. None of the proceeds from our initial public offering of ADSs were paid to our directors or officers or any other affiliates of us.

Item 15. Controls and Procedures

     As of December 31, 2003, we, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

     There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

     We established an audit committee at our annual general meeting of shareholders held in March 2004. The audit committee is comprised of the following three independent directors: Moon-Kyu Kim, Sang-Woo Park and Yong-Ku Kim. All of our independent directors are financially literate and our board of directors designated Moon-Kyu Kim as an audit committee financial expert. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters.

Item 16B. Code of Ethics

     We have adopted a code of ethics that applies to all employees as well as each member of our board of directors. The code of ethics is filed as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Principal Accountant

     The following table sets forth the aggregate fees by category specified below in connection with certain professional services rendered by our principal external auditor for the periods indicated. We did not pay any other fees to our principal external auditor during the periods indicated below.

	For the year ended December 31,

	2002	2003

	Won	Won	US$
	(in thousands)
Audit fees(1)	375,392	576,616	484
Audit-related fees	-	-	-
Tax fees	-	-	-

(1)	Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of our annual financial statements, the review of our interim financial statements, assistance with and review of registration statements and periodic SEC filings and issuance of comfort and consent letters.

Audit Committee’s Pre-Approval Policies and Procedures

     We established our audit committee at the annual general shareholders’ meeting held in March 2004. Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     In connection with the listing of our ADSs on the Nasdaq National Market in December 2003, we have been granted a waiver from the Nasdaq independent director rules and audit committee requirements until July 31, 2005. At the general meeting of shareholders held in March 2004, we elected three independent directors and established an audit committee to comply with the SEC rules and regulations and the Nasdaq rules regarding audit committees. See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices.” In addition, we have been also granted a permanent waiver from certain Nasdaq corporate governance rules relating to proxy solicitations and statements.

PART III

Item 17. Financial Statements

      Webzen has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

     The consolidated financial statements of Webzen and the report thereon by its independent auditor listed below are attached hereto as follows:

(a)	Consolidated Balance Sheets as of December 31, 2002 and 2003 (page F-3)

(b)	Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 (page F-4)

(c)	Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2001, 2002 and 2003 (page F-5)

(d)	Consolidated Statements of Cash Flows for the Years Ended March 31, 2001, 2002 and 2003 (page F-6)

(e)	Notes to Consolidated Financial Statements (page F-7 to F-23)

Item 19. Exhibits

1.1*	Articles of Incorporation (English translation)

2.1*	Form of Common Share Certificate (English translation)

2.2*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

4.1*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Limited

4.2*	License Agreement, dated September 10, 2002, between the registrant and 9Webzen Limited

4.3*	License Agreement, dated July 9, 2002, between the registrant and Insrea Game Center Corp.

4.4*	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)

4.5*	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.

4.6*	Office Purchase Agreement, dated July 31, 2002, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.7*	Office Purchase Agreement, dated March 5, 2003, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.8*	Lease Agreement, dated January 22, 2002, between the registrant as tenant and Ju-Won Yoon, Ran-Su Han, Kook-Ji Lee and Sung-Hee Yoon as landlords (English Summary)

4.9*	Lease Agreement, dated April 25, 2003, between the registrant as tenant and Ho Jeong as landlord (English Summary)

4.10*	Internet Content Service Agreement, dated January 15, 2001, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd and Shanghai Jiucheng Information Technology, Ltd. (English Translation)

4.11*	Internet Content Service Agreement, dated February 1, 2003, between 9Webzen (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd. (English Translation)

4.12*	Service Agreement, dated February 15, 2003, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd. and 9Webzen (Shanghai) Co., Ltd.

4.13	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

4.14	Asset Transfer Agreement, dated May 6, 2004, between the registrant and Delphieye Inc. (English Translation)

4.15	License Agreement, dated May 12, 2004, between the registrant and Mobius Online Games Inc.

11.1	Code of Ethics (English Translation)

12.1	Certifications of Chief Executive Officer required by Rule 13a-14(a) (included on the signature pages hereto)

12.2	Certifications of Chief Financial Officer required by Rule 13a-14(a) (included on the signature pages hereto)

13.1	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b) (included on the signature pages hereto)

*	Previously filed with the registration statement on Form F-1 (File No. 333-110321).

**	Previously filed with the registration statement on Form F-6 (File No. 333-110322).

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC.

By:	/s/ Won-Seon Kim

Name: Won-Seon Kim
Title: Chief Financial Officer

Date: June 25, 2004

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2002 and 2003	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31,
2001, 2002 and 2003	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-6

Notes to Consolidated Financial Statements	F-7-23

Report of Independent Registered Public Accounting Firm

      To the Board of Directors and the Shareholders of

      Webzen Inc. :

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Webzen Inc. and its subsidiary (the “Company”) as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/	Samil PricewaterhouseCoopers
Seoul, Korea

February 20, 2004

Webzen Inc.
Consolidated Balance Sheets
December 31, 2002 and 2003

(in millions of Korean Won and in thousands of US dollars, except per share data)	2002		2003		(Note 3) 2003
					(unaudited)
Assets
Current assets
Cash and cash equivalents	~~W~~	6,715	~~W~~ 	173,198	$145,301
Short-term financial instruments		8,043		2,304	1,933
Accounts receivable (less allowance of ~~W~~1,362,
~~W~~2,504 and $2,090, respectively)		4,357		6,829	5,729
Prepaid expenses and other current assets		2,085		1,965	1,648

Total current assets		21,200		184,296	154,611

Investments in related equity investment		-		6,810	5,713
Property and equipment, net		3,122		13,007	10,912
Other non-current assets		1,667		2,439	2,046

Total assets	~~W~~	25,989	~~W~~ 	206,552	173,282

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	~~W~~	1,744	~~W~~	2,329	$1,954
Deferred income		3,477		4,014	3,368
Income taxes payable		2,506		4,218	3,538
Value added taxes payable		582		990	830
Other current liabilities		270		245	207

Total current liabilities		8,579		11,796	9,897

Long-term deferred income		615		807	676
Accrued severance benefits		401		1,253	1,051
Non-current deferred income tax liabilities		-		1,722	1,445
Guarantee deposits		-		1,937	1,625

Total liabilities		9,595		17,515	14,694

Minority interest		-		206	173

Commitments and contingencies
Stockholders' equity
Preferred stock, ~~W~~500 par value, 1,270,000
and 2,185,000 shares authorized at December 31,
2002 and 2003, respectively, no shares issued and
outstanding at December 31, 2002 and 2003	~~W~~	-	~~W~~	-	$-
Convertible stock, ~~W~~500 par value, 1,270,000
and 2,185,000 shares authorized at December 31,
2002 and 2003, respectively, no shares issued and
outstanding at December 31, 2002 and 2003		-		-	-
Common stock, ~~W~~500 par value, 37,460,000
and 35,630,000 shares authorized, and 2,540,000
and 4,370,000 shares issued and outstanding at
December 31, 2002 and 2003, respectively		1,270		2,185	1,833
Additional paid-in capital		1,389		139,871	117,342
Loans to employees related to employee stock
purchase plan		-		(2,972)	(2,494)
Retained earnings		13,735		49,747	41,734

Total stockholders' equity		16,394		188,831	158,415

Total liabilities and stockholders' equity	~~W~~	25,989	~~W~~ 	206,552	$173,282

The accompanying notes are an integral part of these financial statements.

Webzen Inc.
Consolidated Statements of Operations
Years ended December 31, 2001, 2002 and 2003

(in millions of Korean Won and in thousands of US dollars, except per share data)	2001		2002		2003		(Note 3) 2003
							(unaudited)
Net revenue
Online game subscriptions	~~W~~	1,406	~~W~~ 	27,765	~~W~~	48,667	$40,828
Royalties and license fees		10		383		8,270	6,938

Total net revenues		1,416		28,148		56,937	47,766
Cost of revenues		172		2,985		5,890	4,941

Gross profit		1,244		25,163		51,047	42,825
Operating expenses
Selling, general and administrative		1,020		8,860		16,762	14,062

Operating income		224		16,303		34,285	28,763
Other income (expense)
Interest income		8		249		1,186	995
Foreign currency gains, net		-		13		704	590
Others, net		4		(101)		49	42

Income before income tax expenses, equity in
earnings (loss) of related equity investment
and minority interest		236		16,464		36,224	30,390
Income tax expenses		45		2,303		5,501	4,615

Income before equity in earnings (loss) of
related equity investment and minority interest		191		14,161		30,723	25,775
Equity in earnings (loss) of related equity
investment, net of taxes		-		(498)		5,179	4,345

Income before minority interest		191		13,663		35,902	30,120
Minority interest		-		-		110	92

Net income	~~W~~	191	~~W~~ 	13,663	~~W~~ 	36,012	$30,212

Earnings per share
Basic	~~W~~	82	~~W~~ 	5,379	~~W~~ 	11,938	$10.02

Diluted	~~W~~	82	~~W~~ 	5,379	~~W~~ 	11,899	$9.98

Weighted average number of shares outstanding
Basic		2,340,741		2,540,000		3,016,712	3,016,712

Diluted		2,340,741		2,540,000		3,026,500	3,026,500

The accompanying notes are an integral part of these financial statements.

Webzen Inc.
Consolidated Statements of Changes in Stockholders’ Equity
December 31, 2001, 2002 and 2003

(in millions of Korean Won and in thousands of US dollars, except number of shares)	Common Shares		Common Stock		Additional Paid-in Capital		Retained Earnings		Loans to Employees Related to Employee Stock Purchase Plan		Total

Balance at January 1, 2001	2,202,626	~~W~~	400	~~W~~	-	~~W~~	(119)	~~W~~	-	~~W~~	281
Issuance of common stock, net	337,374		113		2,072		-		-		2,185
Stock split	-		757		(757)		-		-		-
Net income	-		-		-		191		-		191

Balance at December 31, 2001	2,540,000	~~W~~	1,270	~~W~~	1,315	~~W~~	72	~~W~~	-	~~W~~	2,657
Amortization of deferred stock
compensation	-		-		74		-		-		74
Net income	-		-		-		13,663		-		13,663

Balance at December 31, 2002	2,540,000		1,270		1,389		13,735		-		16,394
Issuance of common stock, net	1,830,000		915		138,413		-		-		139,328
Loans to employees related to
employee stock purchase plan	-		-		-		-		(2,972)		(2,972)
Amortization of deferred
stock compensation	-		-		69		-		-		69
Net income	-		-		-		36,012		-		36,012

Balance at December 31, 2003	4,370,000	~~W~~	2,185	~~W~~ 	139,871	~~W~~	49,747	~~W~~	(2,972)	~~W~~	188,831

(Note 3) (unaudited)	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Loans to Employees Related to Employee Stock Purchase Plan	Total

Balance at December 31, 2002	2,540,000	$1,065	$1,166	$11,522	$-	$13,753
Issuance of common stock, net	1,830,000	768	116,118	-	-	116,886
Loans to employees related to
employee stock purchase plan	-	-	-	-	(2,494)	(2,494)
Amortization of deferred
stock compensation	-	-	58	-	-	58
Net income	-	-	-	30,212	-	30,212

Balance at December 31, 2003	4,370,000	$1,833	$117,342	$41,734	$(2,494)	$158,415

The accompanying notes are an integral part of these financial statements.

Webzen Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2002 and 2003

(in millions of Korean Won and in thousands of US dollars)	2001		2002		2003		(Note 3) 2003
							(unaudited)
Cash flows from operating activities
Net income	~~W~~ 	191	~~W~~	13,663	~~W~~	36,012	$30,212
Adjustments to reconcile net income
to net cash provided by operating activities
Depreciation and amortization		69		482		1,880	1,577
Provision for accrued severance benefits		63		635		859	720
Equity in loss (earnings) of related equity
investment		-		709		(6,919)	(5,804)
Deferred income taxes		(84)		(633)		1,463	1,226
Other		-		142		(47)	(40)
Changes in operating assets and liabilities
Accounts receivable		(1,248)		(3,109)		(2,473)	(2,074)
Accounts payable and accrued expenses		225		1,517		485	407
Deferred income		1,007		3,084		728	612
Income taxes payable		128		2,378		1,712	1,436
Value added taxes payable		161		421		401	337
Other current liabilities		18		145		82	69
Payment of severance benefits		-		(309)		(32)	(27)
Prepaid expense and others assets		4		(598)		(295)	(248)

Net cash provided by operating activities		534		18,527		33,856	28,403

Cash flows from investing activities
Decrease (increase) in short-term financial
instruments		54		(7,992)		5,739	4,815
Investments in equity investment		-		(600)		-	-
Purchase of property and equipment		(661)		(2,981)		(8,576)	(7,195)
Capitalized software development costs		(154)		-		-	-
Advance payments for buildings		-		(1,000)		-	-
Cash paid for acquisition, net of cash acquired		-		-		(206)	(173)
Decrease (increase) in leasehold and
other deposits		(49)		(1,187)		144	121
Others, net		75		(57)		(742)	(622)

Net cash used in investing activities		(735)		(13,817)		(3,641)	(3,054)

Cash flows from financing activities
Issuance of common stock, net	~~W~~ 	2,185	~~W~~	-	~~W~~	139,328	$116,886
Repayment of borrowings		-		-		(88)	(74)
Loan to employees		-		-		(2,972)	(2,494)

Net cash provided by financing activities		2,185		-		136,268	114,318

Net increase in cash and cash equivalents		1,984		4,710		166,483	139,667

Cash and cash equivalents
Beginning of year		21		2,005		6,715	5,634

End of year	~~W~~ 	2,005	~~W~~ 	6,715	~~W~~	173,198	$145,301

The accompanying notes are an integral part of these financial statements.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

1. Description of business

Webzen Inc. ("Webzen") is engaged in developing and distributing online games principally in the Republic of Korea and in other countries within Asia. Webzen was incorporated on April 28, 2000. Webzen' s principal game product "MU" is a three-dimensional multi-player online role playing game first introduced in May 2001.

Webzen conducts its business within one industry segment – the business of developing and distributing online game, software licensing and other related services.

2. Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Webzen and its subsidiary, Flux, Inc. (the "Company"). The equity method of accounting is used for unconsolidated investments in which the Company exercises significant influence. All other investments are accounted for using the cost method. All significant intercompany transactions and balances have been eliminated upon consolidation.

Stock split

The financial statements, including all share and per share data, have been restated as if the stock splits had occurred as of the earliest period presented.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may take in the future, actual results could differ from these estimates.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

Start-up costs

Start-up costs are expensed as incurred.

Revenue recognition

Revenue recognition for games subscriptions

Online subscriptions typically involve prepaid fees, which are deferred and recognized based upon their actual usage. These subscriptions are typically short-term in nature, require no additional upgrades and minor customer support.

Software licensing

The Company receives prepaid license fees in connection with its software licensing business. These revenues are deferred and recognized over the license period, including automatic renewal periods.

The Company generally provides its licensees with minimal post-contract customer support on its software products, consisting of access to a support hotline and occasional unspecified upgrades, or enhancements, which typically occur within one year of the beginning of the contract. The estimated costs of providing such support are insignificant and sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects, therefore all license revenue is recognized ratably over the life of the contract.

The Company also receives royalty income from its licensees, based upon a percentage of the licensees' revenue. The related royalty revenue is recognized on a monthly basis, when the licensees confirm their sales activity for the prior period.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Short-term financial instruments

Short-term financial instruments include time deposits, with maturities greater than three months and less than one year. As of December 31, 2003 and 2002, time deposits amounting to ~~W~~2,302 million and ~~W~~20 million are subject to withdrawal restrictions in relation to employee stock purchase plan and corporate credit card payments, respectively.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts receivable based upon various information, including: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis. The Company also makes specific provisions for bad debts when evidence exists that the debts are likely to be irrecoverable. Since inception, the Company has not written off any doubtful accounts receivable.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation for building, equipment, furniture and fixtures and purchased software is computed using the straight-line method over the following estimated useful lives.

Building	40 years
Computer and equipment	4 years
Furniture and fixtures	4 years
Software	5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the assets, or the remaining lease term.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

Accounting for the impairment of long-lived assets

Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate future cash flows (undiscounted and without interest changes) is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

Investment in related equity investment

The Company entered into a joint venture agreement in 2002 and incorporated 9Webzen Limited., in which the Company owns a 49% interest, in Hong Kong. The business was established to market and distribute the Company’s online game in China. The Company has significant influence on the operations of the business, but does not control the decision making abilities of the entity. The Company accounts for the investment using the equity method. The Company recorded its investment in equity-method investee on the balance sheet as "Investments in related equity investment " and its share of the investee’s earnings or losses as "Equity in earnings (losses) of related equity investment" on the statement of operations.

Capitalized software development costs

The Company capitalizes certain software development costs relating to online games that will be distributed to consumers through subscriptions or licenses. The Company accounts for software development in accordance with Statements of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is available for sale. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

After an online game is released, the capitalized product development costs are amortized to expense based on current and future revenue with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the game not exceeding three years. This expense is recorded as a component of cost of revenues.

The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenue is recorded when management's forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

Management judgments and estimates are used in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. Different estimates or assumptions could result in different reported amounts of capitalized product development costs, research and development expense, or cost of revenues. If a revised game sales forecast is less than management's current game sales forecast, or if actual game usage is less than management's forecast, the Company could record charges to write-down software development costs previously capitalized.

Research and development costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are expensed as incurred, until technological feasibility is reached. Research and development costs for the years ended December 31, 2001, 2002 and 2003 amounted to ~~W~~139 million, ~~W~~818 million and ~~W~~1,647 million, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~173 million, ~~W~~1,514 million and ~~W~~4,137 million for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company enters into marketing arrangements with independent distribution agents to distribute its MU online game product to internet cafes in Korea. Under the terms of these agreements, the Company remits monthly cash payments to the agents based upon cash collections for the previous month. These agreements are typically 12 months in duration. The Company accounts for the revenue from sales through its distribution agents at the gross sales price and records a marketing expense, or sales commission, representing 20% for 2002 and 23% for 2003 of the gross selling price in accordance with the terms of the distribution agreement.

The Company expenses advertising costs for participating in trade shows during the period in which the show occurs. Expenses for advertising in online forums and industry publications are expensed in the period when the advertising is displayed. There were no significant advertising costs associated with online promotions, website or magazine advertising, or alliances with internet service providers.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

Accrued severance benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date.

Foreign currency translation

The Company's functional currency and reporting currency is the Korean Won. Assets and liabilities of foreign operations are translated into the Korean Won using current exchange rates, and revenues and expenses are translated into Korean Won using average exchange rates. The effects of foreign currency translation adjustments are deferred and included as a component of stockholders' equity.

Foreign currency transactions

Net gains and losses resulting from foreign exchanges transactions are included in foreign currency gains (losses) in other income (loss) in the statement of operations.

Stock-based compensation

The Company follows the fair value recognition provisions of SFAS No. 123, Accounting for Stock Based Compensation. SFAS No. 123 defines a fair value method of accounting for an employee stock option or similar equity instrument. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company uses a Black-Scholes model to determine the fair value of the award at the date of grant.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

Earnings per share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. ("FIN") 46, Consolidation of Variable Interest Entities. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation of variable interest entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary if the entity does not effectively disperse risks among the parties involved. The provisions of FIN 46 are effective immediately for those variable interest entities created after January 31, 2003. The provisions are effective for the first period beginning after June 15, 2003 for those variable interests held prior to February 1, 2003. The Company does not currently have any variable interest entities as defined in FIN 46. Accordingly, the Company does not expect the provisions of FIN 46 to affect its financial position or results of operations.

On April 30, 2003, the Financial Accounting Standard Board ("FASB") issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities, which clarifies and amends certain definitions and characteristics of derivative instruments contained in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and other existing pronouncements. The Company does not expect SFAS No. 149 to have a material impact on its results of operations or financial position.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and is effective for all financial instruments entered into or modified after May 31, 2003. The Statement is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect adoption of SFAS No. 150 to have a material effect on its financial condition or results of operations.

In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides a model for how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The model requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangements meet certain criteria. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. The Company does not expect adoption of EITF 00-21 to have a material effect on its financial condition or results of operations.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

3. United States dollar amounts

The Company maintains its accounting records and prepares its consolidated financial statements in the Korean Won. The United States dollar ("US dollar") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the Korean Won rate of 1,192.0 to the US dollar which is the noon buying rate of the Federal Reserve Bank of New York in effect on December 31, 2003. Such translations should not be construed as representations that the Korean Won amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. Allowance for accounts receivable

Changes in the allowance for accounts receivable for the years ended December 31 are as follows:

(In millions of Korean Won)	2001		2002		2003

Balance at beginning of year	~~W~~	-	~~W~~	38	~~W~~	1,362
Provision for allowances		38		1,324		1,142
Write-offs		-		-		-

Balance at end of year	~~W~~	38	~~W~~	1,362	~~W~~	2,504

5. Property and equipment, net

Property and equipment as of December 31, 2002 and 2003 consists as following:

(In millions of Korean Won)	2002		2003

Land	~~W~~	-	~~W~~	2,194
Building		-		4,963
Computer and equipment		2,904		5,512
Furniture and fixtures		238		1,340
Software-externally purchased		467		1,199

		3,609		15,208
Less: accumulated depreciation
and amortization		(487)		(2,201)

	~~W~~	3,122	~~W~~	13,007

Depreciation expense for the years ended December 31, 2001, 2002 and 2003, was ~~W~~65 million, ~~W~~431 million and ~~W~~1,651 million, respectively.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

6. Investments in related equity investment

Summarized financial information for the Company's equity method investment as of and for the years ended December 31, 2002 and 2003 is as follows:

(In millions of Korean Won)	2002		2003

Financial position information of the equity investment
Current assets	~~W~~	1,268	~~W~~	32,643
Non-current assets		3,445		9,201
Current liabilities		4,935		27,947
Retained earnings		(1,472)		12,576
Total equity		(222)		13,897

Income statement information of the equity investment
Revenue	~~W~~	-	~~W~~	33,189
Gross profit		-		19,570
Operating income (loss)		(1,447)		13,891
Net income (loss)		(1,447)		14,048

The Company recorded ~~W~~498 million of the equity in loss of related equity investment and ~~W~~5,179 million of the equity in earnings of related equity investment, net of income taxes, in 2002 and 2003, respectively. Retained earnings of the Company at December 31, 2003, included ~~W~~4,681 million related to undistributed earnings of unconsolidated affiliates.

The initial term of the joint venture is ten years, and this may be extended under the same or new terms and conditions with the written consent of both parties at least six months prior to the expiration date. All intercompany profits and losses between the investor and the investee have been eliminated.

7. Acquisitions

On July 16, 2003, the Company acquired 55.4% of the outstanding common stock of Flux Inc. (“Flux”), a privately held wireless game developer, for ~~W~~392 million in cash.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. Pro forma results of operations have not been presented because the historical results of operations of Flux are not material to the Company’s consolidated results of operations.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

The Company’s management has estimated the fair value of the assets acquired and liabilities assumed on the date of acquisition, as follows:

(In millions of Korean Won)

Cash and cash equivalents	~~W~~	186
Property and equipment		22
Other assets		10
Intangible assets		711

Total assets acquired		929

Current liabilities	~~W~~	196
Long term liabilities		25

Total liabilities assumed		221

Net assets acquired		708
Percentage of interest		55.4%

Total consideration	~~W~~	392

The Company has identified intangible assets relating to twelve online games and a right to operate a website, ‘handango.com’. These intangible assets were valued at ~~W~~711 million, and therefore there was no residual goodwill. The Company has estimated the useful life of these intangible assets to be two years. These intangible assets will be amortized on a straight line basis over that useful life and will be reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Amortization expense of these finite-lived intangible assets was ~~W~~177 million, for the year ended December 31, 2003. The estimated future amortization expense of purchased intangible assets as of December 31, 2003 is as follows:

(In millions of Korean Won)
2004	~~W~~	356
2005		178

	~~W~~	534

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

8. Accrued severance benefits

Accrued severance benefits as of December 31, 2002 and 2003 are as follows:

(In millions of Korean Won)	2002		2003

Balance at beginning of year	~~W~~	75	~~W~~	401
Increase due to Flux acquisition		-		25
Provisions for severance benefits		635		859
Severance payments		(309)		(32)

Balance at end of year	~~W~~	401	~~W~~	1,253

9. Guarantee deposits

In May 2003, the Company entered into an agreement to purchase building space located in Seoul, Korea. Concurrent with the purchase, the Company agreed to allow the existing tenant to continue to lease a portion of the purchased space until 2005. The former owner had received a leasehold guarantee deposit in the amount of ~~W~~1,937 million from the tenant in lieu of rental payments. When the Company agreed to purchase the building space from the former owner, it deducted the leasehold guarantee deposit amount from the purchase price and agreed to refund the deposit amount to the tenant upon the termination of the lease. In the Korean real estate market, guarantee deposits are often received in lieu of rental payments and are free of interest, typically utilized by the landlord for the duration of the lease, and returned to the tenant upon the termination of the lease.

10. Commitments and contingencies

The Company rents certain facilities and certain property under noncancelable operating leases, which expire at various times through 2005.

Future minimum lease payments for all noncancelable operating leases at December 31, 2003, are as follows:

(In millions of Korean Won)
2004	~~W~~	191
2005		27

	~~W~~	218

Rent expense incurred was approximately ~~W~~72 million, ~~W~~404 million and ~~W~~457 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; dependence on one key product; competition for similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; the need for positive cash flows from operations. The Company has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets.

11. Disclosures about fair value of financial instruments

The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

12. Stockholders’ equity

As of December 31, 2003, the Company is authorized to issue 40,000,000 shares, par value ~~W~~500 per share, in registered form, which consists of common shares, non-voting preferred shares and common shares convertible into non-voting preferred shares. The Common shares are convertible at a rate of common share for preferred share. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company's board of directors at the time of issuance. In addition, the Company is authorized to issue the non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

As of December 31, 2003, the Company had a total of 4,370,000 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are in registered form. No non-voting preferred shares or convertible common shares were issued or outstanding.

On May 21, 2003, the Company issued 960,000 shares of its common shares at ~~W~~32,000 per share to the public through an initial public offering in the Republic of Korea, which generated net proceeds of ~~W~~29,529 million. The common stock of the Company was registered with the Korea Securities Dealers Automated Quotations (“KOSDAQ”) on May 23, 2003. Concurrent with the offering, the Company established an employee stock purchase plan, permitting all of the Company's employees to purchase shares at the initial share price of ~~W~~32,000 on May 21, 2003. Subsequent purchases will be made at the fair value on the date of the acquisition. The Company is not required to and does not make any contributions to this plan. Members of the Company's employee stock purchase plan had pre-emptive rights to acquire up to 20% of the Company's shares in the initial public offering pursuant to the Korean Securities and Exchange Act. Pursuant to the employee stock purchase plan, 192,000 shares were issued to the employees at ~~W~~32,000 per share upon the initial public offering. Accordingly, no compensation expense was recognized. The Company's employees purchased a substantial portion of their shares through borrowings from banks and the Company.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

As of December 31, 2003, the Company provided ~~W~~2,302 million of its short-term financial instruments to banks as collateral for the employees' borrowings. The guarantees were given pursuant to the Company's employee stock purchase plan. As of December 31, 2003, the Company also provided interest-free loans to these employees worth ~~W~~2,972 million, which was deducted from equity. The Company cannot withdraw the collateralized long-term financial investments until the employees' full payment of their loans. The employees are required to pay-off the loans over two years beginning June 25, 2004.

On December 16, 2003, the Company issued 8,700,000 American Depositary Shares (“ADS”) representing 870,000 common shares at $11.17 per ADS to the public through an initial public offering in the United States, which generated net proceeds of ~~W~~109,799 million. The ADS of the Company was registered with the National Association of Securities Dealers Automated Quotation (“NASDAQ”) in the United States of America on December 16, 2003.

Dividends

Since the date of inception, the Company has not declared or paid any dividends on its common stock.

Retained earnings

Retained earnings consist of the following as of December 31, 2002 and 2003:

(In millions of Korean Won)	2002		2003

Appropriated retained earnings
Reserve for business rationalization	~~W~~	118	~~W~~	118
Reserve for small and medium
size enterprise investment		63		443
Unappropriated retained earnings		13,554		49,186

	~~W~~	13,735	~~W~~	49,747

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve in an amount equal to a minimum of ten percent of its cash dividends until such reserve equals 50% of its capital stock. The reserve is not available for dividends, but may be transferred into capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

Pursuant to the Special Tax Treatment Control Law of Korea, the Company was required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve was not available for payment of cash dividends, but may be transferred into capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders. Effective for fiscal years beginning January 1, 2002, the Special Tax Treatment Control Law of Korea was amended and this reserve became available for payment of cash dividends.

Pursuant to the Korean tax laws, when determining taxable income, small and medium sized companies, such as the Company, are eligible to claim a tax deduction for the amounts of retained earnings appropriated to reserves. These amounts are not available for dividends until they are used for the specified purposes or reversed.

13. Stock purchase option plan

On July 10, 2002, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. On July 10, 2002, the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of ~~W~~4,000 per share. 5,000 stock options granted to an employee were forfeited as the employee left the Company in June 2003. The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years of continued employment. Upon vesting, options are exercisable between three to six years from the grant date.

The following table summarizes the stock options activity under the Plan:

	Number of Stock Options		Weighted-Average Exercise Price Per Share

Stock options outstanding as of December 31, 2001	-	~~W~~	-
Options granted	14,000		4,000
Options exercised	-		-
Options canceled	-		-

Stock options outstanding as of December 31, 2002	14,000		4,000
Options granted	-		-
Options exercised	-		-
Options canceled	(5,000)		4,000

Stock options outstanding as of December 31, 2003	9,000	~~W~~	4,000

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

The entire award vests at the end of three years. The exercise periods of the stock options are as follows:

Exercisable percentage

From July 10, 2005 to July 9, 2006	25%
From July 10, 2006 to July 9, 2007	25%
From July 10, 2007 to July 9, 2008	50%

100%

The total compensation expense relating to the grant of stock options on July 10, 2002, ~~W~~286 million, is recognized over the three year vesting period on a straight line basis. For the years ended December 31, 2002 and 2003, the Company recognized ~~W~~74 million and ~~W~~69 million, respectively, in stock compensation expense for the shares granted. Stock compensation expenses are included in selling, general and administrative expenses in the statements of operations. There were no exercisable options at December 31, 2003.

The following summarizes information about the Company’s stock options outstanding at December 31, 2003:

Exercise Price	Shares	Average Remaining Contractual Life	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date

~~W~~ 4,000	9,000	3.75	~~W~~ 4,000	~~W~~ 31,749

The fair value for each option was estimated, at the date of grant, using the Black Scholes’ option pricing model, with the following weighted average assumptions :

Expected dividend yield	0%
Risk-free interest rate	6.23%
Expected volatility	190.20%
Expected life (in years from vesting)	5.25 years
Fair value of stock	~~W~~ 32,000

The fair value of the stock options at the date of grant was based on the initial public offering in Korea on May 20, 2003.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

14. Income taxes

Income tax expense consists of the following:

(In millions of Korean Won)	2001		2002		2003

Current
Domestic	~~W~~	129	~~W~~	2,583	~~W~~	5,548
Foreign		-		141		230

		129		2,724		5,778
Deferred		84		421		277

Total income tax expense	~~W~~	45	~~W~~	2,303	~~W~~	5,501

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2003 and 2002 are as follows:

(In millions of Korean Won)	2002		2003

Current deferred income tax assets
Allowance for bad debt	~~W~~	388	~~W~~	660
Deferred income		153		206
Foreign tax credit carryforwards		46		-
Other		-		132

Current deferred income tax assets	~~W~~	587	~~W~~	998

Non-current deferred income tax assets (liabilities)

Deferred income		139		85
Equity method investment		211		(1,529)
Provisions for severance benefits		62		194
Depreciation and amortization		(131)		(405)
Reserve for small and medium size enterprise
investments		(129)		(115)
Other		-		48

Non-current deferred income
tax assets (liabilities)	~~W~~	152	~~W~~	(1,722)

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2002 and 2003.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2002. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.

Currently, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. The Company expects the reduced rate to be effective through 2004. For the year 2005, the Company is entitled to a reduced tax rate of 24.75% pursuant to the Special Tax Treatment Control Law of Korea, which is 90% of the statutory tax rate and applied to certain designated small and medium sized companies. For the year 2006, the Company does not believe that the Company will be able to renew its designation as a venture company and expects to be subject to the higher statutory tax rate of 27.5%. Accordingly, deferred income taxes as of December 31, 2003 were calculated based on the rate of 24.75% and 27.5% for the amounts expected to be realized during fiscal year of 2005 and fiscal years beginning January 1, 2006 and thereafter, respectively.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

(In millions of Korean Won)	2001		2002		2003

Taxes at Korean statutory tax rate	~~W~~	73	~~W~~	4,890	~~W~~	10,758
Income tax exemption		(36)		(2,445)		(5,379)
Nondeductible items		2		10		30
Change in statutory tax rate		4		(162)		(58)
Others		2		10		150

Total income tax expense	~~W~~	45		2,303	~~W~~	5,501

15. Earnings per share

The components of basic and diluted earnings per share were as follows:

(In millions of Korean Won, except numbers of common shares and per share amounts))	2001		2002		2003

Net income available for common
stockholders (A)	~~W~~	191	~~W~~	13,663	~~W~~	36,012

Weighted average outstanding shares
of common stock (B)		2,340,741		2,540,000		3,016,712
Dilutive effect of employee stock options		-		-		9,788

Common stock and common stock
equivalents (C)		2,340,741		2,540,000		3,026,500

Earnings per share
Basic (A/B)	~~W~~	82	~~W~~	5,379	~~W~~	11,938

Diluted (A/C)	~~W~~	82	~~W~~	5,379	~~W~~	11,899

For 2002, potential common shares of approximately 14,000 shares were not included in the computation and were related to shares issuable upon the exercise of stock options because they were antidilutive.

Webzen Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2003

16. Related party transactions

During the normal course of business, the Company recognized ~~W~~6,758 million as royalties and license revenue from related equity investment in 2003. Royalty revenues from the Company's license is recognized on a monthly basis after the licensee confirms its revenues based on the actual number hours of services sold during the prior month. Also, related accounts receivable and deferred income amounted to ~~W~~228 million and ~~W~~441 million, respectively, as of December 31, 2003.

As of December 31, 2003, the Company provided loans to employees for housing and employee stock ownership plan amounting to ~~W~~86 million and ~~W~~2,972 million, respectively. Short-term financial instruments amounting to ~~W~~2,302 million are subject to withdrawal restrictions in relation to bank loans of employees.

17. Supplemental cash flow information and non-cash activities

(in millions of Korean Won)
	2001		2002		2003
Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	2	~~W~~	440	~~W~~	4,133
Fair value of assets acquired	~~W~~	-	~~W~~	-	~~W~~	514
Less liabilities assumed		-		-		(122)

Cash paid		-		-		392
Less: Cash acquired		-		-		(186)

Net cash paid	~~W~~	-	~~W~~	-	~~W~~	206

Supplemental non-cash activities
Guarantee deposits	~~W~~	-	~~W~~	-	~~W~~	1,937
Advance payment for building	~~W~~	-	~~W~~	-	~~W~~	1,000

Exhibit Index

1.1*	Articles of Incorporation (English translation)

2.1*	Form of Common Share Certificate (English translation)

2.2*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

4.1*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Limited

4.2*	License Agreement, dated September 10, 2002, between the registrant and 9Webzen Limited

4.3*	License Agreement, dated July 9, 2002, between the registrant and Insrea Game Center Corp.

4.4*	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)

4.5*	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.

4.6*	Office Purchase Agreement, dated July 31, 2002, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.7*	Office Purchase Agreement, dated March 5, 2003, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.8*	Lease Agreement, dated January 22, 2002, between the registrant as tenant and Ju-Won Yoon, Ran-Su Han, Kook-Ji Lee and Sung-Hee Yoon as landlords (English Summary)

4.9*	Lease Agreement, dated April 25, 2003, between the registrant as tenant and Ho Jeong as landlord (English Summary)

4.10*	Internet Content Service Agreement, dated January 15, 2001, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd and Shanghai Jiucheng Information Technology, Ltd. (English Translation)

4.11*	Internet Content Service Agreement, dated February 1, 2003, between 9Webzen (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd. (English Translation)

4.12*	Service Agreement, dated February 15, 2003, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd. and 9Webzen (Shanghai) Co., Ltd.

4.13	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

4.14	Asset Transfer Agreement, dated May 6, 2004, between the registrant and Delphieye Inc. (English Translation)

4.15	License Agreement, dated May 12, 2004, between the registrant and Mobius Online Games Inc.

11.1	Code of Ethics (English Translation)

12.1	Certifications of Chief Executive Officer required by Rule 13a-14(a) (included on the signature pages hereto)

12.2	Certifications of Chief Financial Officer required by Rule 13a-14(a) (included on the signature pages hereto)

13.1	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b) (included on the signature pages hereto)

*	Previously filed with the registration statement on Form F-1 (File No. 333-110321).

**	Previously filed with the registration statement on Form F-6 (File No. 333-110322).