Form 20-F/A
period 2003-12-31
WEBZEN INC
filed 2005-04-18
CIK 1266467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)

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

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐     Item 18 ☒

EXPLANATORY NOTE

     Webzen Inc. (the “Company”) is filing this Amendment No.1 to the Annual Report on its Form 20-F for the fiscal year ended December 31, 2003 solely to include in item 10 disclosure that the Nasdaq Stock Market, Inc. (“Nasdaq”) granted the Company an exemption from Nasdaq’s quorum requirements for shareholder meetings.

Item 10. Additional Information

10.B. Articles of Incorporation

Exemption from Certain Nasdaq Corporate Governance Rules

     The Company, as a foreign issuer, has been granted an exemption by Nasdaq from the requirement that the minimum quorum for a shareholder meeting is 33-1/3% of the outstanding common shares of the Company as per Nasdaq Rule 4350(f), on the basis that such requirement was not consistent with the Company’s home country practice.

     Pursuant to our Articles of Incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. The Company’s quorum requirements comply with the requirements of the Korean Commercial Code and are consistent with that of other companies with common shares listed on the Korea Stock Exchange and the KOSDAQ, the principal exchange of the Company’s common shares in the Republic of Korea.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC.

By:	/s/ Won-Seon Kim
	Name:	Won-Seon Kim
	Title:	Chief Financial Officer

Date: April 15, 2005

Exhibit Index

1.1	*	Articles of Incorporation (English translation)

2.1	*	Form of Common Share Certificate (English translation)

2.2	*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

4.1	*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Limited

4.2	*	License Agreement, dated September 10, 2002, between the registrant and 9Webzen Limited

4.3	*	License Agreement, dated July 9, 2002, between the registrant and Insrea Game Center Corp.

4.4	*	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)

4.5	*	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.

4.6	*	Office Purchase Agreement, dated July 31, 2002, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.7	*	Office Purchase Agreement, dated March 5, 2003, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.8	*	Lease Agreement, dated January 22, 2002, between the registrant as tenant and Ju-Won Yoon, Ran-Su Han, Kook-Ji Lee and Sung-Hee Yoon as landlords (English Summary)
4.9	*	Lease Agreement, dated April 25, 2003, between the registrant as tenant and Ho Jeong as landlord (English Summary)

4.10	*	Internet Content Service Agreement, dated January 15, 2001, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd and Shanghai Jiucheng Information Technology, Ltd. (English Translation)

4.11	*	Internet Content Service Agreement, dated February 1, 2003, between 9Webzen (Shanghai) Co., Ltd.
and Shanghai Jiucheng Information Technology Co., Ltd. (English Translation)
4.12	*	Service Agreement, dated February 15, 2003, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd. and 9Webzen (Shanghai) Co., Ltd.

4.13	*	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd.
(English Translation)
4.14	*	Asset Transfer Agreement, dated May 6, 2004, between the registrant and Delphieye Inc. (English Translation)

4.15	*	License Agreement, dated May 12, 2004, between the registrant and Mobius Online Games Inc.

11.1	*	Code of Ethics (English Translation)

12.1		Certifications of Chief Executive Officer required by Rule 13a-14(a) (included on the signature pages hereto)

12.2		Certifications of Chief Financial Officer required by Rule 13a-14(a) (included on the signature pages hereto)

13.1	*	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b) (included on the signature pages hereto)

*	Previously filed with the registration statement on Form F-1 (File No. 333-110321).
**	Previously filed with the registration statement on Form F-6 (File No. 333-110322).