Form 20-F
period 2004-12-31
WEBZEN INC
filed 2005-06-29
CIK 1266467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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

As of December 31, 2004, 12,900,000 Shares and 10,363,880 ADSs are outstanding.

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

  “Yen” or “~~Y~~” are to the currency of Japan; and

  “Baht” are to the currency of Thailand.

     The consolidated financial statements of Webzen have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Won.

     For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2004 which was ~~W~~ 1,035.1 to US$1.00.

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

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

3.A. Selected Financial Data

     The following selected consolidated financial information is derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with our audited consolidated financial statements and the related notes thereto, included in this annual report. Our consolidated financial statements and related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States.

     The balance sheet data as of December 31, 2000 is derived from our unaudited financial statements and related notes, which are not included in this annual report. The balance sheet data as of December 31, 2001 and 2002, and the statement of operations data for the period from our inception on April 28, 2000 through December 31, 2000 and for the year ended December 31, 2001, is derived from our audited financial statements and related notes, which are not included in this annual report.

(in millions of Won and thousands of US$, except share and per share data and number of peak concurrent players) (1)	As of and for the year ended December 31,

		2000(2)		2001		2002		2003		2004	2004(3)

Statement of operations data:											(unaudited)
Online game subscriptions	~~W~~	—	~~W~~	1,406	~~W~~	27,765	~~W~~	48,667	~~W~~	46,041	US$44,480
Royalties and license fees		—		10		383		8,270		8,204	7,926
Total net revenues		—		1,416		28,148		56,937		54,245	52,406
Cost of revenues		—		172		2,985		5,890		10,723	10,359
Gross profit		—		1,244		25,163		51,047		43,522	42,047
Selling, general and administrative expenses		149		1,020		8,860		16,762		21,699	20,963
Research and development expenses				—		—		—		10,262	9,914
Operating income (loss)		(149)		224		16,303		34,285		11,561	11,170
Interest income		10		8		249		1,186		3,849	3,718
Other income (expense)		(3)		4		(88)		753		(1,122)	(1,083)
Income (loss) before income tax expenses (benefit),
equity in earnings (loss) of related equity investment
and minority interest		(142)		236		16,464		36,224		14,288	13,805
Income tax expenses (benefit)		(23)		45		2,303		5,501		1,846	1,783
Income (loss) before equity in earnings (loss) of related
equity investment and minority interest		(119)		191		14,161		30,723		12,442	12,022
Equity in earnings (loss) of related equity investment,
net of taxes		—		—		(498)		5,179		2,461	2,378
Income (loss) before minority interest		(119)		191		13,663		35,902		14,903	14,400
Minority interest		—		—		—		110		206	198
Net income (loss)		(119)		191		13,663		36,012		15,109	14,598
Earnings (loss) per share: (1)
Basic		(19)		27		1,793		3,798		1,169	1.13
Diluted (4)		(19)		27		1,793		3,796		1,169	1.13
Earnings (loss) per ADS (1)(5)
Basic		(6)		8		538		1,139		351	0.34
Diluted (4)		(6)		8		538		1,139		351	0.34
Weighted average number of shares outstanding: (1)
Basic		6,304,770		7,022,233		7,620,000		9,481,151		12,924,119	12,924,119
Diluted (4)		6,304,770		7,022,233		7,621,815		9,486,556		12,927,206	12,927,206

Balance sheet data:
Cash and cash equivalents		21		2,005		6,715		173,198		161,882	156,393
Short-term financial instruments		105		50		8,043		2,304		4,925	4,758
Total assets		295		4,327		25,989		206,552		212,682	205,470
Total liabilities		14		1,670		9,595		17,515		13,706	13,241
Common stock		400		1,270		1,270		2,185		6,485	6,265
Total stockholders’ equity		281		2,657		16,394		188,831		198,976	192,229
Other data:
Peak concurrent players during period:
Korea		N/A		19,898		37,240		75,513		66,734
China		N/A		N/A		136,710		310,555		172,702

(1)	All share and per share data except treasury stock, have been restated as if the 3-for-1 stock-split in June 2004 had occurred as of the earliest period presented. The stock split did not affect the number and par value of Company's American Depository Shares ("ADS"), or the number of the stock options.

(2)	Reflects financial information since our inception on April 28, 2000.

(3)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as announced by the Federal Reserve Bank of New York.

(4)	For further information on historical financial statement effects of stock option issuances, see note 14 to the notes to our audited financial statements as of and for the years ended December 31, 2003 and 2004.

(5)	Based on earnings per share. Each ADS represents three-tenths of a common share.

Exchange Rates

     Fluctuations in the exchange rate between Won and U.S. dollars will affect the U.S. dollar equivalent of the Won price of our common shares on the KRX KOSDAQ Market, or KOSDAQ, and, as a result, will likely affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

      In certain parts of this annual report, we have translated Won amounts into U.S. dollars for the convenience of investors. Unless otherwise stated, the rate we used for the translation was ~~W~~1,035.1 to US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2004. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Year ended December 31,	At the end of period	Average rate(1)	High	Low

	(Won per US$1.00)
2000	1,267.0	1,140.0	1,267.0	1,105.5
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,193.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005 (through May 31)	1,005.0	1,015.7	1,067.0	997.0

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

Month ending	At the end of period		High		Low

	(Won per US$1.00)
December 31, 2004	~~W~~	1,035.1	~~W~~	1,067.0	~~W~~	1,035.1
January 31, 2005		1,026.9		1,058.0		1,024.0
February 28, 2005		1,000.9		1,044.0		1,000.9
March 31, 2005		1,015.4		1,023.9		997.5
April 30, 2005		997.0		1,019.0		997.0
May 31, 2005		1,005.0		1,009.0		997.0

3.B. Capitalization and Indebtedness

      Not applicable

3.C. Reasons for the Offer and Use of Proceeds

      Not applicable

3.D. Risk Factors

Risks Related to Our Business

Up-front costs of launching new products may adversely affect our profitability for the next several quarters

     In 2004, we incurred significant up-front game development costs, and we expect to continue to do so in 2005. Some of the games we expect to launch in the future will have taken over two years from the development stage until commercial launch. As revenue trails these up-front expenses, if our newly developed games are not successful, we may not be able to recoup these up-front costs and our business and results of operations may be adversely affected.

     We have a line of new games and services that we plan to launch from the fourth quarter of 2005 through year 2007. SUN is scheduled to be launched during the fourth quarter of 2005. Parfait Station, Kingdom of Warriors (Il Ki Dang Chun) and Wiki are scheduled for release in 2006 and Huxley and All Points Bulletin (APB) for 2007. In order to develop these new games, we have significantly increased our research and development expenses. The number of our employees who work on game development and system engineering increased from 58 as of December 31, 2003, to 331 as of May 31, 2005. In addition, advertising costs are also expected to grow in relation to the launch of these new games. As a result, we expect to experience significant increases in costs and expenses in the near future, with lagging corresponding revenue increases, if any. If these trends were to continue, our profitability and liquidity will be adversely affected.

As we currently depend on one game, MU, for substantially all of our revenue, our failure to develop or license additional online games may adversely affect our future results of operations.

     Substantially all of our revenues and profits are currently derived from a single online game, MU. The number of peak concurrent users of MU and corresponding subscription fees and license fees decreased in China and Korea during 2004 and the first quarter of 2005. Although we will introduce new features and additional updates, we expect that the number of peak concurrent users of MU will continue to gradually decline as the game reaches its mature stage and users switch to newly introduced games. However, our dependence on MU will continue until at least the first quarter of 2006 when we expect to generate meaningful revenues from our newly launched games. The games that we expect to launch are still new and untested, and there can be no assurance that the introduction of such new games will be successful or generate significant revenues. MU revenue is expected to continue to decline as the game reaches its maturity and any delay in the launch schedule of our new games, program or technical error, server or network interruption, failure to appeal to the customers, or any other adverse developments could materially and adversely affect our future results of operations.

We may not be able to maintain our profitability or financial or operational success as markets in which we operate are highly competitive

     Our competitors vary in size from very large companies, such as Microsoft and Sony, to small game developers. Microsoft and Sony recently announced their plans to launch new video game consoles, Xbox 360 and Playstation 3, each with strengthened online game features. Online game publishers such as NCsoft have released new products and other Internet companies have entered or are seeking to enter the online game market and are expected to introduce new online games. Chinese game developers have started to develop and launch new games, some of which are still in a nascent stage but are tailored to local needs and tastes. Increased competition in our industry has contributed to the weakening of our revenues in China and Korea and may continue to harm our future growth. We may not be able to devote resources to design and develop new games, undertake extensive marketing campaigns, adopt aggressive pricing policies, pay high compensation to game developers or compensate independent game developers to the same degree as certain of our competitors. In markets other than Korea, we may not be able to provide games that are as customized to the taste and preference of local customers. In addition, increased competition in the online game industry may also reduce the number or growth rate of our subscribers, reduce the average number of hours played by our subscribers, reduce our license fee revenue, or cause us to reduce subscription fees. All of these competitive factors could reduce our cash flows, operating margins and profitability.

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

     The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their market acceptance, and make substantial game development and related investments. In addition, new technologies in online game programming or operations could render MU or other online games that we expect to develop in the future less attractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability.

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

     Our games may contain errors or flaws that only become apparent after their release, particularly as we seek to develop and launch new games under tight time constraints. We believe that if our subscribers have a negative experience with our games, they may be less inclined to commence, continue or resume subscriptions with us or recommend our games to other potential subscribers. Undetected programming errors and game defects can harm our reputation, cause our subscribers to terminate subscriptions with us, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

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

     We have detected the emergence of several illegal game servers in China, through which users have played a pirated version of our game without paying a fee. The version available on these pirated servers significantly differs from the service currently available to our paying users in terms of content, game play, and game stability. Working with both Korean and Chinese regulators, we continue to take firm legal and technological measures against these hacking activities and since March 2004, we have installed new patches and updates to MU in efforts to further differentiate our game from the pirated version. Although we expect that through continued updates to MU, the pirated versions will eventually become obsolete, our revenues and results of operations in China may continue to be materially and adversely affected by these illicit activities. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, hackings and similar events.

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
We may be subject to future intellectual property rights claims relating to our online games, which could result in substantial costs and diversion of our financial and management resources.

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

     According to the 2004 report issued by the Korean Game Development and Promotion Institute, or KGDI, the number of active Internet cafes in Korea declined from 22,548 Internet cafes in 2001 to 21,160 in 2004. Intensifying competition and more widespread availability of personal computers, or PCs, in homes in Korea could trigger further declines in the number of Internet cafes. Since serious online game players tend to congregate in Internet cafes, future reductions in the number of Internet cafes operating in Korea or in other markets could adversely affect our ability to target a core group of potential customers for new games.

Certain major shareholders have substantial control over us and could delay or prevent a change in corporate control.

     As of May 31, 2005, our executive officers and directors beneficially owned, in the aggregate, approximately 19.1% of our outstanding common shares. As a result, these shareholders exert significant control over all matters requiring shareholder approval, including but not limited to the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of Webzen on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in Korea may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

Our four original founders collectively control approximately 24.0% of our common shares and under Korean law they may freely dispose of their holdings after May 23, 2005, and consequently the prevailing market price of the ADSs may decline.

     As of December 31, 2004, Eun-Suk Lee, Nam-Ju Kim, Ki-Yong Cho and Kil-Saup Song owned, individually and through their affiliates, a total of 3,096,797 shares representing 24.0% of our outstanding common shares. Under the Korean Securities and Exchange Act, these individuals were prohibited from selling their shares for one year from May 23, 2003, the date our common shares were listed on the KOSDAQ, and beginning May 23, 2004, they were allowed to sell each month up to 5% of the common shares each individual initially held on May 23, 2003. The Korean statutory restrictions on the sales of their common shares expired on May 23, 2005.

     Eun-Suk Lee, one of our original founders, sold 730,034 shares of our common stock in the second half of 2004. She currently holds less than 5% of our common shares. If any of our founding shareholders, directors or executive officers chooses to, directly or indirectly, sell their common shares, or indicate their intention to do so, the prevailing market price for our common shares, and consequently the prevailing market price of the ADSs, may decline.

     In addition, the one-year lock-up restriction of shares owned by the employee stock ownership association expired on June 9, 2004, and the shares that had been held by the association were all transferred to the member employees’ individual accounts. The sale or possible sale of these shares into the open market by our employees may also negatively affect the market price for our common shares and consequently the market price of the ADSs.

We and our auditors have identified certain weaknesses in our internal controls and if we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent or detect fraud, and investor confidence may be adversely affected.

     Our management has identified certain weaknesses in our internal controls and financial statement reporting procedures, which were similar to the material weaknesses identified by our auditors in connection with their audit of our financial statements for the year ended December 31, 2004, prepared under U.S. GAAP. Such weaknesses include our finance team's ability to support the financial reporting requirements of a U.S. listed company.

     Our management and audit committee are currently executing a range of actions to address these weaknesses in our internal controls and financial statement reporting procedures. We retained the consulting services of KPMG in November 2004 to enhance our internal control system and upgrade our enterprise reporting system in response to standards set forth under the Sarbanes-Oxley Act and relevant rules and procedures thereunder. During the second half of 2005, we are planning to complete the first phase of our internal control system enhancement and conduct a test on our new system. However, we cannot be certain that these implementations will ensure that we maintain adequate controls over our financial processes and reporting in the future. If we fail to create an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence may be adversely affected.

We may have been a passive foreign investment company (a “PFIC”) for 2004, and are likely to be a PFIC for 2005, which would have certain adverse U.S. federal income tax consequences to holders of common shares and ADSs.

     In general, we will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income. As a result of the significant decline in the price of our common shares during 2004 and the amount of passive assets, including cash and cash equivalents, held by us throughout our 2004 taxable year, we believe we may have been a PFIC for our 2004 taxable year. However, because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, our PFIC status is uncertain.

     Further, based on the price of our common shares to date in 2005 and the significant amount of passive assets, including cash and cash equivalents, that remain on our balance sheet, it is likely that we will be a PFIC for our 2005 taxable year.

     If we were to be treated as a PFIC for any year that you held common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to you, including having gains realized on the disposition of, and certain dividends received on, the common shares or ADSs treated as ordinary income earned pro rata over your holding period for such common shares or ADSs, taxed at the maximum rates applicable during the years in which such income is treated as earned, and subjected to punitive interest charges for a deemed deferral benefit. You should consult your own tax advisor with respect to our potential PFIC status and the consequences to you. See “Item 10. Additional Information – 10.E. Taxation U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

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

     In some countries, the payment of subscription fees or purchases of prepaid card points can be conducted through our websites. When conducting such online transactions, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract customers.

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

Any significant downturn in general economic conditions in Korea, Japan, China, or other countries in which we have operations, that reduces discretionary spending could adversely affect demand for our online games and harm our business.

     Our revenues are dependent on our customers’ ability and continued desire to spend a portion of their disposable income to obtain Internet access and play our online games. Any significant downturn in general economic conditions in Korea, Japan, China, or other countries in which we have operations, that results in a reduction in discretionary spending by our target customers could diminish demand for our online games.

Risks Related to Our Overseas Operations

Foreign operations subject us to different business, political and economic risks.

     For the year ended December 31, 2004, our license and royalty revenues from operations outside of Korea, including China, Taiwan, Thailand, Japan, and Philippines comprised 15.1% of our total net revenues and our equity in the earnings of 9Webzen Limited, net of tax, comprised 16.3% of our net income. Foreign operations are subject to inherent risks, including disputes with joint venture partners or licensees, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retraining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals, and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in Won in our financial statements.

Risks Specific to Our Operations in China

Our inability to exercise complete control over our Hong Kong joint venture may be detrimental to our business. As our Hong Kong joint venture partner and its affiliates distribute other online games in China, there is a risk that it may pursue business opportunities that conflict with our business interest in China.

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

     As GameNow and its affiliates distribute other online games in China, there is a risk that GameNow may pursue business opportunities that conflict with our business interests in China. For example, The9 Limited, the parent of GameNow, formed a joint venture with a Singaporean company to distribute Blizzard Entertainment’s World of Warcraft (WoW) in China. WoW is a MMOG that directly competes with MU. The joint venture commenced an all-access open beta test of WoW in April 2005 and announced plans to commercially launch the game in China in the second quarter of 2005. In the process, some of 9Webzen’s employees were transferred to The9 to work on The9’s various other projects, including WoW. If GameNow and its affiliates focus on matters that conflict with our business interests or devote less of their attention to servicing and marketing MU, our business operations in China may be detrimentally affected.

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

Risks Related to The Republic of Korea

Our businesses may be adversely affected by developments affecting the Korean economy.

     Although the Korean economy began to recover in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators during the past few years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A significant adverse change in the Korean economy or a loss of investor confidence in the financial systems of emerging and other markets could have an adverse effect on us and the market price of the ADSs.

Increased tensions with North Korea could adversely affect us.

     Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased recently as a result of a public announcement that North Korea possesses nuclear weapons. Representatives of Korea, the United States, North Korea, China, Japan and Russia are currently making collaborative efforts to respond to this announcement. There can be no assurance that the level of tensions will not escalate as a result of these latest developments. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could adversely affect our business, financial condition and results of operations.

Future legislation expanding the application of class action suits related to securities transactions may expose us to additional litigation risk.

     Effective January 1, 2005, a new law became effective that allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, Inc., or KRX, Stock Market or the KRX KOSDAQ Market, for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (2) insider trading; or (3) market manipulation. This new law applies to companies listed on the KRX Stock Market or the KRX KOSDAQ Market (KOSDAQ) whose total assets are equal to or greater than ~~W~~2,000 billion at the end of the immediately preceding fiscal year. However, in the event that certain elements of a financial statement for the fiscal year ended before January 1, 2005, are not in compliance with the then effective accounting standards, this law does not apply if such non-compliance is cured or addressed in the financial statement for the fiscal year ended on December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission, the KRX or made publicly available. This law permits, subject to court approval, 50 or more shareholders who collectively held 0.01% or more of the shares of a company at the time when the cause of action arose to bring a class action suit against, among others, the company and its directors, officers and auditors. The new legislation does not currently apply to us. If, however, the law gets amended to apply also to companies with total assets less than ~~W~~2,000 billion, it could increase our operational costs and have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our ADSs

Volatility of the KOSDAQ may adversely affect the price of our common shares and the ADSs.

     Certain shares listed on the KOSDAQ have experienced significant recent price and volume fluctuations, sometimes without regard to the underlying fundamentals of such shares. Historically, the KOSDAQ itself has had substantially less trading volume than the KRX Stock Market. As a result, our common shares may be less liquid and the prevailing price of the common shares may be more volatile in the future than other shares listed on the KOSDAQ or shares listed on the KRX Stock Market. The volatility and limited liquidity of our common shares on the KOSDAQ may adversely affect the market price of the ADSs.

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

     Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends on the common shares and ADSs unless an exemption or a reduction under an income tax treaty is available. Under the United States-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the common shares and ADSs, with certain exceptions. See “Item 10. Additional Information — 10.E. Taxation — Korean Taxation” for a more detailed discussion of the effects of Korean tax laws on the holders of common shares and ADS, including the possible imposition of a Korean securities transaction tax.

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

Item 4. Information on the Company

4.A. History and Development of the Company

     We were incorporated as a company with limited liability under Korean law on April 28, 2000. Our legal and commercial name is “” (pronounced “Chushikhoesa Webzen”) in Korean, and “Webzen Inc.” in English. Our registered office is located at Daelim Acrotel Building, 6th Floor, 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. Our telephone number is (822) 3498-1600. We maintain a website at http://www.webzen.com The information on our website is not incorporated by reference into this annual report. Our agent for U.S. federal securities law purposes is National Registered Agents, Inc. located at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

     We are a leading developer and distributor of online games in Korea. Some of the important events in the development of our business since the beginning of 2004 are set forth below:

  In May 2004, we entered into a definitive agreement to acquire two game titles and related intangible assets and personnel from Delphieye, a game developer in Korea.

  In May 2004, we licensed MU to Digital Media Exchange Inc. in the Philippines and launched and commercialized MU there in August 2004 and in January 2005, respectively.

  In July 2004, we established Webzen Taiwan, Inc., a wholly-owned subsidiary in Taiwan.

  In July 2004, we entered into a definitive agreement to acquire two game titles and related intangible assets and personnel from ROG, a game developer in Korea.

  In October 2004, we entered into a definitive agreement to acquire one game and related intangible assets and personnel from LK7, a game developer in Korea.

  In December 2004, we established a research and development center in Shanghai, China called Webzen China, Co., Ltd.

  In January 2005, we established Webzen America Inc., in the United States.

  In February 2005, we entered into a worldwide publishing rights contract for the online game All Points Bulletin (APB) with Real Time Worlds (RTW), a company based in Scotland.

  In April 2005, we licensed MU to FPT Communications in Vietnam.

     Our key strategic objective is to maintain our position as a leading developer of online games in Korea and to emerge as a leading developer and publisher of online games in Korea and in other markets. We are currently developing several games to diversify our game portfolio and in order to target various segments in the market. By developing different genre of games within the MMOG space, such as FPS and other casual games, we will seek to diversify and increase our subscriber base. In addition to our internally developed games, we are also publishing third-party games. We believe that our proven operational experience, established distribution platform and existing subscriber base make us an attractive partner for other online game companies that may be interested in licensing their games to us for distribution in our markets. In line with this objective, we regularly review proposed online games, acquisitions, and investments to supplement and broaden our own game development activities.

4.B. Business Overview

     We are a leading developer and distributor of online games. Our current game “MU” is a three-dimensional, or 3D, massively multiplayer online game, or MMOG, popular in Korea, China, Japan, Taiwan, and Thailand. Through our licensee, we commercialized MU in the Philippines in January 2005 and are planning to launch in Vietnam during the second half of 2005. We are planning to develop and release new online games in the fourth quarter of 2005 as well as in years 2006 and 2007.

     In May, July, and September 2004, we acquired five games, “Nitro Family” and “Parfait Station” from Delphieye, “Ancient Blue” and “Circle” from ROG, and “Kingdom of Warriors” (Il Ki Dang Chun) from LK7. At the time we acquired each game, only Nitro Family and Ancient Blue were finished products ready to be sold in the market, while the remaining games were projects in progress that needed more investment and development to be commercialized.

     Until now, we still continue to derive substantially all of our revenues and profits from a single online game, MU. Recently, we experienced a decline in the number of peak concurrent users of MU and corresponding subscription fees in both Korea and China during 2004, with a more pronounced decline in China during the first quarter of 2005. Although we will introduce new features and additional updates to MU, we expect that the number of peak concurrent users of MU will continue to decline as the game reaches its mature stage and users switch to newly introduced games. We expect our dependence on MU to continue until at least the first quarter of 2006 when we expect to generate revenues from our newly launched games, SUN and Parfait Station.

Current Product

     MU is a MMOG which can be accessed from any location with a high-bandwidth Internet connection. Registered subscribers may enter our network with a password and a user-ID, after downloading our basic installation software. MU players select a specific character with which they develop experience and enhanced game capabilities that can be carried over into sequential gaming sessions. Players are able to communicate with each other during the game through instant messaging and may coordinate their activities with other players to form groups, thereby coordinating their game skills to achieve collective objectives. In August and September 2004, we added a new character called “Dark Lord” and a new map called “Kalima” to our game MU.

     Our users pay hourly charges based upon the hour they use our service or, alternatively, pay a flat fee – usually a fixed amount per month – for a longer period of time.

Products under development

      SUN

     We are planning to launch SUN in the fourth quarter of 2005. We expect SUN to launch as our new major title and are targeting the markets in Korea, China and Taiwan. SUN features a state-of-the-art game graphics environment in which players can enjoy console-level control of their game characters. In addition to enhanced graphics and game character handling features, background music was produced by Howard Shore, the composer of the Lord of the Rings soundtrack.

      Parfait Station

     We are planning to launch Parfait Station in the first quarter of 2006. Parfait Station is a shooting game featuring cartoon style cute characters. The game is targeted towards a broad range of demographic segments, with a potential to appeal to both male and female players in their teens to mid-thirties. Parfait Station has the attributes of an action game with the strategic aspects of a role playing game. The main target markets for this game are Korea, Taiwan, and Japan, where users have shown a preference for cartoon style characters.

     In addition to these two games, we are planning to launch “Kingdom of Warriors” (Il Ki Dang Chun) and “Wiki” in 2006 and “All Point Bulletin” or APB and “Huxley” in 2007. All of the products under development are being developed in-house, except for APB, which will be developed by Real Time Worlds (RTW), a company based in Scotland. In February 2005, we signed a worldwide publishing rights contract with RTW for APB. The contract terminates five years after APB is commercialized, and we agreed to pay RTW royalties for the exclusive worldwide distribution rights to this game.

Markets

     In 2001 and 2002, substantially all of our revenue was generated from online game subscriptions in Korea. In 2003, approximately 85.5% of our revenue was generated from online game subscriptions in Korea and approximately 11.9% and 2.6% of our revenue was generated from the payment of royalties and license fees by our overseas licensees in China and Taiwan, respectively. In 2004, approximately 84.9% of our revenue was generated from online game subscriptions in Korea and approximately 9.6%, 1.3%, 2.5%, 0.9% and 0.6% of our revenue were generated from royalties and license fees paid by our licensees in China, Taiwan, Japan, Thailand, and Philippines, respectively. We expect to continue to derive the substantial majority of our revenues from online game subscriptions in Korea in the near future.

     Korea. In November 2001, we commenced commercial service of MU in Korea. We divide our MU online game subscribers in Korea into individual PC account subscribers and Internet cafe subscribers. Individual PC account subscribers are individuals who log on to our game servers either from home or at work, whereas Internet cafe subscribers are commercial businesses operating Internet cafe outlets equipped with multiple PCs that provide Internet and online game access to their customers for hourly fees. Since the introduction of the game, the number of individual PC account subscribers had grown until the first quarter of 2004. Since then, the number of individual PC account subscribers has gradually declined, recording 75,290 at the end of the first quarter of 2005 compared to 146,378 at the end of the first quarter of 2004. Although the number of Internet cafe accounts has shown a slight increase recently, we do not expect any significant increases in 2005.

     The following tables set forth information on the growth of MU in Korea since its commercialization in November 2001.

	2001	2002				2003				2004				2005

(in thousands)	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q

No. of peak
concurrent
users(1)	19,898	25,985	31,200	36,171	37,185	51,308	62,861	64,166	75,513	86,950	79,741	75,993	66,734	57,387
No. of Internet
cafe accounts(2)	4,753	7,291	10,135	12,017	13,622	14,662	15,221	16,944	17,147	17,515	17,130	17,581	18,279	19,552
No. of paying
individual PC
account
subscribers(2)	48,492	61,922	89,054	97,947	102,771	129,591	138,203	142,937	140,057	146,378	127,184	120,350	98,972	75,290

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

(2)	As of the end of the period.

     Overseas markets. Our business activities in China are conducted through 9Webzen Limited, a Hong Kong company which we established with our joint venture partner, GameNow. GameNow is an operator of a leading Chinese-language game website called The9.com and holds a 51% interest in 9Webzen Limited. 9Webzen Limited has also established a wholly-owned Chinese subsidiary, 9Webzen (Shanghai). We record equity in earnings of related equity investment through our 49% interest in 9Webzen Limited. We also derive royalty revenue from China through a direct license to 9Webzen Limited of our MU online game software, based on a five-year license agreement we entered in September 2002. 9Webzen Limited in turn sublicenses our licensed MU online game software to 9Webzen (Shanghai). In addition, 9Webzen (Shanghai) offers and distributes MU through its affiliate Shanghai IT, which holds an Internet content provider license and an Internet culture license necessary to operate the Chinese portal through which MU is offered in China. 9Webzen (Shanghai) collects all revenues from China and remits the royalty payments to its parent, 9Webzen Limited, in Hong Kong through The9 Computer, a wholly-owned subsidiary of GameNow, pursuant to a service agreement between The9 Computer and 9Webzen (Shanghai). The Chinese version of MU was commercialized in February 2003 after a five-month beta-testing period. MU game users in China purchase online credits or prepaid cards to access the game.

     In Taiwan, we introduced MU in August 2002 through a license agreement with IGC, a content publishing company in Taiwan. In July 2004, the two-year agreement with IGC expired, and we decided to provide our online game services in Taiwan through a wholly-owned subsidiary, which we established in July 2004.

     In other overseas markets, we licensed MU to game developers and operators such as Gameon Co., Ltd. in Japan (February 2003), New Era Online Co. Ltd. in Thailand (June 2003) and Digital Media Exchange Inc. in the Philippines (May 2004). In each case, we agreed to receive a certain percentage of the revenue generated in each market as royalty fee for licensing MU. The terms are usually two years and renewable. From Gameon and New Era Online, we received a one-time license fee when we entered into the license agreements, and from Digital Media Exchange, we received installation fee for setting up the game servers.

     In May 2005, we entered into a three-year term licensing agreement with FPT Communications to distribute MU in Vietnam. We will receive installation fee and monthly royalty from FPT.

     Our license agreements may be terminated in the event of a material breach by either party, including the licensee’s failure to pay license royalties in a timely manner.

     In 2004, we recorded royalties from China, Taiwan, Japan, and Thailand in the amounts of ~~W~~5,095 million (US$ 4.9 million), ~~W~~535 million (US$ 0.5 million), ~~W~~1,311 million (US$ 1.3 million), and ~~W~~428 million (US$ 0.4 million), respectively. Royalties from China decreased during 2004 because the number of users in China declined, whereas royalties from Japan grew as we promoted new online game items that could be purchased while playing the game. This trend has continued during the first quarter of 2005, with royalty revenues derived from Japan surpassing those from China as we continued to experience a significant decline in the number of MU subscribers in China and a corresponding decrease in royalty revenues while recording higher revenues for Japan despite a slight drop in the number of subscribers. For more information on our first quarter results for 2005, see our Form 6-K filed on May 16, 2005.

     The following table presents the number of MU players in each of our overseas market since its commercialization in such market:

	2003				2004				2005
No. of peak concurrent users (in thousands) (1)
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q

China	248,252	257,415	235,122	310,555	223,039	201,485	189,072	172,702	138,533
Taiwan	30,403	26,748	20,712	21,521	20,912	19,754	19,057	19,598	20,912
Japan	–	–	–	–	11,573	12,130	12,023	10,735	9,045
Thailand	–	–	–	–	–	5,957	6,736	5,910	6,372
Philippines	–	–	–	–	–		–	–	5,999

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

Seasonality

     Although we have only limited historical data, usage of our online games has typically increased around the New Year holiday and other Korean holidays, in particular during winter and summer school holidays. For a description of other factors that affect the demand for our MU game, see “Item 3. Key Information — 3.D. Risk Factors.”

Marketing

      Korea. We have engaged independent promotional agents to promote MU to Internet cafes in Korea. We grant each promotional agent exclusive rights to promote MU within a specified area. In 2004, we paid each agent a monthly commission of 23% of revenues generated from Internet cafes in the allocated area, of which the agent is required to use 3% for MU-related promotional activities, such as the purchase and distribution of mouse pads, keyboards and other promotional items.

     We also conduct a variety of marketing programs and online events to target potential subscribers accessing the Internet from home. We spent ~~W~~1,514 million in 2002, ~~W~~4,137 million in 2003 and ~~W~~5,647 million in 2004 for advertising and promotions. Our main marketing efforts in this area include:

  advertising on website portals and in online game magazines;

  conducting online promotional events;

  participating in trade shows, such as E3 expo; and

  entering into alliances with Internet service providers.

     Other markets. Our marketing activities in China are managed through The9 Computer, and marketing activities in Taiwan are conducted by Webzen Taiwan. Marketing activities in Japan, Thailand, and Philippines are primarily conducted by our licensees and consist of advertising on website portals and in online game magazines and conducting online promotional events.

Information Technology

     In connection with deploying MU in Korea, we have designed and assembled a flexible and reliable game server and information systems network. Our distributors in China, Japan, the Philippines, and Thailand have their separate game servers and information system networks modeled on our system architecture in Korea. Our distributor in Vietnam is planning to set up a similar system prior to the scheduled launch of MU.

     In order to provide MU online game service in the foreign markets where we do not have a distributor, we have established in September 2003 a “global server” network in our office in Korea. Through this server, we let users in the countries, in which we do not have a presence, download for free a reduced version of MU. By monitoring the traffic to the global server, we are able to preliminarily explore the potential for new market entries without having to incur significant start-up costs.

Competition

     We believe that the principal competitive factors in the online game industry are the ability to consistently attract creative game developers and offer new online games, maintain a high quality network and implement innovative and effective sales and marketing campaigns.

     Korea. Our primary subscription-based online game competitors in the Korean market are NCsoft, Nexon, NHN, CCR, CJ Internet, Actoz Soft, JC Entertainment, and Blizzard Entertainment. In 2004, there were several launches of online games including CCR’s RF Online and Blizzard Entertainment’s WoW. In 2005, the industry is expecting the launch of many online game titles in the Korean market, such as NHN’s Archlord and NCsoft’s Guild Wars. We believe that new releases of high-quality games will increase competition in our industry.

     China. Our primary fee-based online game competitors in China are Shanda Networking (which distributes Actoz Soft’s “Legend of Mir”), Netease (which distributes Mong Hwan So Yu, Dae Hwa Seo Yu), and Sina. In addition to the local providers, Taiwanese online game providers such as Waei, which distributes its proprietary online game “Stoneage Online,” and Enix Softstar, which distributes “Crossgate,” are competing for market share in China. MU revenues derived in China in the first quarter of 2005 have dropped significantly due to the increased availability of competitor games, such as Mong Hwan So Yu and Dae Wha Seo Yu, which were launched by Netease during the first quarter of 2005.

     Japan. Our primary subscription-based online game competitors in Japan are GungHo’s Ragnarok, NCsoft Japan’s Lineage II, and Nexon Japan’s Mabinogi. To date, Japan’s game market is still primarily driven by console games, although online games are gaining popularity among Japanese game users as broadband access becomes more widely available.

     Other markets. In Thailand, our competitors consist of Asia Soft’s Ragnarok and NCTrue’s Lineage, and, in the Philippines, we compete against Level Up’s Ragnarok and RFOnline, which is scheduled to be serviced soon.

     In all of these markets, we also compete against PC-based game developers such as Electronic Arts, Take Two Interactive Software, and Midway Games, Inc., which produce popular PC-packaged games, and against game console manufacturers such as Microsoft, which produces Xbox, Sony, which produces Playstation 2, and Nintendo, which produces Gamecube. Microsoft and Sony have introduced Internet-enabled game consoles and are expected to enhance networking features in their new consoles, Xbox 360 and Playstation 3, which, according to their public statements, are scheduled to be released in the market in late 2005 or early 2006.

Intellectual Property

     Members of our senior management team have been and continue to be instrumental in planning and developing core programming technology for our online games. We require all key personnel engaged in technological research and development capacities to sign agreements that substantiate our sole and exclusive right to those works and to transfer any ownership claim that they may have in those works to us.

     In Korea, we have a copyright for the MU game and own the “MU” servicemark and two patents relating to a certain data compression technology which enhances data packet transmission speed over the Internet. In May 2004, we acquired the intellectual property rights relating to the games previously owned by Delphieye. In July 2004 and September 2004, we acquired from ROG and LK7 the intellectual property rights relating to certain games owned by them, respectively. In other markets, we have not separately registered any of our intellectual property rights. In China, The9 Computer has registered two MU trademarks and assigned such trademarks to us. In other markets, we plan to apply for the registration of our intellectual property and to take legal actions in any jurisdiction where we believe our intellectual property rights are being infringed.

Insurance

     We maintain medical and accident insurance for our employees to the extent required under Korean law, and we are insured against fire with respect to our facilities in Korea. In addition, we maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers.

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

     Rating regulation. Businesses manufacturing or importing games for the purpose of distributing or providing games in Korea must obtain a game rating in advance from the Korea Media Rating Board. Online games are generally divided into two rating categories: “suitable for users of all ages” and “suitable for users over 18 years of age.” At the request of applicants, however, the ratings category may be classified into four categories: “suitable for users of all ages,” “suitable for users over 12 years of age,” “suitable for users over 15 years of age” and “suitable for users over 18 years of age.” Our standard player versus player, or PVP (which allows players to kill other players’ characters) MU online game has been rated “suitable for users over 15 years of age.” We also offer a non-

player versus player, or non-PVP (which allows players to kill only non-player characters) version of MU in Korea, which has been rated “suitable for users over 12 years of age.”

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

     We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove an absence of willful misconduct or negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

     Taxation. Through 2004, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. For 2005, our tax rate will increase to 24.75%, which is 90% of the statutory tax rate and applied to certain small and medium size companies. For 2006, we do not expect to benefit from any discount and as a result, it is likely that we will be subject to the standard statutory tax rate of 27.5%. Accordingly, deferred income taxes as of December 31, 2004 were calculated based on the rate of 24.75% and 27.5% for the amounts expected to be realized during 2005 and 2006, respectively. See “Item 5. Operating and Financial Review and Prospectus—Critical Accounting Policies—Income taxes.”

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

4.C. Organization Structure

     As of December 31, 2004, we had two significant wholly-owned subsidiaries: Webzen Taiwan, Inc. and Webzen China, Co., Ltd. In January 2005, we established another wholly-owned subsidiary, Webzen America Inc., in the United States. We also own 55.4% of the common shares of Flux, Inc., a privately held wireless game developer, and 49% of 9Webzen Limited, a joint venture with GameNow.

4.D. Property, Plant and Equipment

     Because our main business is to provide online game services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

     Korea. Our principal executive and administrative offices are located at the Daelim Acrotel Building, 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. We currently occupy 136,743 square feet of office space, 45,759 of which we own and 90,984 of which we lease pursuant to a lease that expires in August 2006.

     China. The offices of 9Webzen (Shanghai) are located on the 12th floor Catic Tower #212 Jiangning Road, Shanghai 200041 and 30th floor of Citic Square No. 1168, Nan Jing Road (w), Shanghai, China. 9Webzen (Shanghai) occupies 12,917 square feet of office space. In December 3, 2004, in connection with our establishment of our wholly-owned subsidiary, Webzen China Co., Ltd., we opened our own offices located on the 32nd floor (H), Pufa Tower, Pudong-South Road No. 588, Shanghai, China 200120.

     Taiwan The offices of Webzen Taiwan, Inc. are located in 10F, No.10, Lane 360, Sec.1, Neihu Rd, Neihu Dist, Taipei City 114, Taiwan, Republic of China.

     United States The offices of Webzen America, Inc. are located in 1601 Cloverfield Blvd., 2F of South Tower, #2802, Santa Monica, CA 90404.

     We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

     The following discussion and analysis provides information that management believes to be relevant to understanding our consolidated financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements of Webzen, including the notes thereto included in this Annual Report. See “Item 18. Financial Statements.”

Overview

     We are a leading developer and distributor of online games. Our net revenues from games totaled ~~W~~28,148 million in 2002, ~~W~~56,937 million in 2003 and ~~W~~54,245 million in 2004. Substantially all of our revenue comes from our online game, MU. With MU reaching a mature stage in Korea and China and with intensifying competition due to the introduction of new games by competitors, we are experiencing a decline in revenues generated from MU in our major markets with a potential of further decrease in the near future. We expect our current dependence on MU to continue until at least the first quarter of 2006 when we expect to generate revenues from our new games.

     In an effort to expand our market share overseas, we launched MU through our licensees in China, Japan, Taiwan, Thailand, and the Philippines. For the year 2004, royalty revenues from China, Japan, Taiwan and Thailand were ~~W~~5,095 million, ~~W~~1,311 million, ~~W~~ 535 million and ~~W~~428 million, respectively. We had no royalty revenues from the Philippines in 2004 as MU was not commercialized in the Philippines until January 2005. However, we recognized ~~W~~346 million of installation fee revenue in 2004. In an effort to penetrate the United States and Vietnamese markets, we established in 2005 a wholly-owned subsidiary in the United States and licensed MU to a Vietnamese company.

     In 2004, cost of revenues, selling, general and administrative expenses and our research and development expenses have all increased as we incurred significant up-front costs for developing and acquiring new games. We have a line of new games and services that we plan to launch from the fourth quarter of 2005 through 2007. In order to expand and diversify our game portfolio, we acquired several game titles and related intangible assets as well as game development personnel from three companies in 2004. One of the games we acquired for a purchase price of ~~W~~844 million was an off-line PC game called Nitro Family. We repackaged the program as a shrink-wrap PC game for sale into markets such as Japan, Poland and Russia. As sales did not meet our expectations, we discontinued the sales and amortized the full acquisition cost in 2004. We also have hired new employees for game development and operations in preparation for the launch of our new games. As a result, our operating margin has decreased from 60.2% in 2003 to 21.3% in 2004. Until we generate meaningful revenue from the games currently under development, we expect our operating margin will continue to be adversely affected.

     For 2004 and going forward, we have separated out the research and development expense line item, which we had previously recorded under selling, general and administrative expenses. This reflects management’s emphasis on research and development activities, as we expect to continue to develop and introduce new games with corresponding increases in research and development expenses. Research and development expenses consist primarily of payroll, depreciation expense, other overhead expenses and the cost of assets purchased for research and development purpose, until technological feasibility of a game is reached. Prior to 2004, we did not recognize research and development expenses because all of our development efforts were concentrated on the development of MU, which had already reached technological feasibility. During this period, MU related development expenses were booked under improvement and maintenance cost, included under cost of revenues. Research and development expenses in 2004 amounted to ~~W~~10,262 million as we started developing new games. The 2004 figure also included a one-time acquisition cost of intangible assets of ~~W~~7,028 million in connection with our purchase of game titles from Delphieye, ROG and LK7. Based on the growing sophistication of online games being released, and the scheduled releases of our new games, we expect our research and development expenses to increase in future periods.

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

Revenue recognition

     We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by our MU subscribers, and royalties and license fees paid by our licensees. We recognize revenue in accordance with accounting principles generally accepted in the United States of America, as set forth in American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, 97-2, Software Revenue Recognition, and AICPA SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions, and Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial

Statements, Staff Accounting Bulletin No. 104, Revenue Recognition and other related pronouncements. Our current revenues can be classified into the following categories:

     Monthly subscription fees. Subscription fees are fees we directly collect from client-terminal level end-users. Our revenues from our operations in Korea consist mostly of monthly prepaid subscription fees paid by individual PC account and Internet cafe subscribers, accounting for 58.7% and 26.2%, respectively, of our total net revenues in 2004.

     As of December 31, 2004, 95.9% of our individual PC account revenues were from the flat-fee pricing plans, which provide unlimited access for either a 30- or 90-day consecutive period, and the remaining 4.1% were derived from the hourly pricing plans. Of our Internet cafe revenues, 71.1% were derived from the hourly pricing plans and only 28.9% resulted from the flat-fee pricing plans. In each case, online subscription fees are deferred and recognized as revenue at month-end in proportion to the number of days lapsed or actual hours used. The subscriptions are typically short term in nature and require little additional upgrades and only inconsequential customer support.

     One-time license fee. In certain cases, we receive a one-time license fee from licensees after we enter into a licensing agreement. License fees are deferred and recognized as revenue over the license period. When we receive a one-time license fee, we generally provide our licensees with minimal post-contract customer support on our software products, consisting of access to a support hotline and occasional unspecified upgrades or game enhancements, which typically occur within one year of the beginning of the license agreements. The estimated costs of providing such support are insignificant and sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects. As a result, all of our license revenue is recognized ratably over the life of the agreement. See “Item 4. Information on the Company — 4.B. Business Overview — Markets — Overseas Markets” for a table setting forth details of each license agreement.

     Installation fee. In connection with certain overseas license agreements, we receive a one time installation fee as we install game servers and information system networks for our licensees. The system and network we use for our licensees are modeled after our system architecture in Korea. We recognize the installation fee in the period when the underlying service is provided.

     Royalty revenues. We receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenue. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the actual number of hours of services sold during the prior month. Royalty revenues from foreign licensees accounted for 13.6% of our total net revenues in 2004. The following table sets forth our royalty revenues from each of our overseas licensees for the periods indicated.

	2003				2004

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

	(in millions of Won)
Royalty revenues
China	1,187	1,807	1,637	2,008	1,587	1,048	861	1,599
Taiwan	217	308	233	396	288	247	—(1)	—(1)
Japan					183	326	250	552
Thailand						202	116	110

(1)	Since the establishment of our 100% wholly-owned subsidiary Webzen Taiwan, revenues from Taiwan are no longer recognized as royalty revenues, but are recorded under “online subscriptions revenue.” The online subscription revenue derived from Webzen Taiwan was ~~W~~35 million and ~~W~~493 million for the third and fourth quarter of 2004, respectively. The revenue for the third quarter of 2004 was small because Webzen Taiwan did not provide commercial service until mid-September 2004 after the license agreement with IGC expired in July 2004.

     For the first quarter of 2005, we recorded royalty revenues of ~~W~~1,792 million, a decrease of 13.4% compared to the same period of last year. This decrease in royalty revenues in the first quarter was mainly due to intensifying competition as a result of the introduction of new games by competitors, in China and partly due to the impact of the proliferation of illegal game servers in China. We may experience further decreases in royalty revenues in our overseas markets as MU reaches its mature stage and as more competitive games are introduced.

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

Capitalized software development costs

     We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards, or SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once a software product, such as an online game, has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is released for sale. Technological feasibility is evaluated on a product-by-product basis but typically occurs once the online game has a proven ability to operate on a massively multi-player level. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of revenues. We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

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

     Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not to occur. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2002 and 2003. As of December 31, 2004, the management has determined that it was more likely than not that the Company would not realize its deferred tax assets arising from the operations of its subsidiaries and recorded a valuation allowance of ~~W~~475 million on its deferred tax assets.

     Through 2004, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. For 2005, our tax rate will increase to 24.75%, which is 90% of the statutory tax rate and applied to certain small and medium size companies. For 2006, we do not expect to benefit from any discount and as a result, it is likely that we will be subject to the standard statutory tax rate of 27.5%. Accordingly, deferred income taxes as of December 31, 2004 were calculated based on the rate of 24.75% and 27.5% for the amounts expected to be realized during 2005 and 2006, respectively.

Results of Operations

2004 compared to 2003

The following table summarizes our results of operations for the periods indicated.

		For the year ended December 31,

(in millions of Won and thousands of US$)		2003		2004(1)

						(unaudited)
Online game subscriptions	~~W~~	48,667	~~W~~	46,041	US$	44,480
Royalties and license fees		8,270		8,204		7,926
Total net revenues		56,937		54,245		52,406
Cost of revenues		5,890		10,723		10,359
Gross profit		51,047		43,522		42,047
Selling, general and administrative expenses		16,762		21,699		20,963
Research and development expenses		—		10,262		9,914
Operating income		34,285		11,561		11,170
Interest income		1,186		3,849		3,718
Foreign currency gains (losses), net		704		(13,280)		(12,830)
Currency forward transaction gains (losses), net		—		12,204		11,790
Income before income tax expenses, equity in earnings of related
equity investment and minority interest		36,224		14,288		13,805
Income tax expenses		5,501		1,846		1,783
Income before equity in earnings related equity investment and
minority interest		30,723		12,442		12,022
Equity in earnings of related equity investment, net of taxes		5,179		2,461		2,378
Income before minority interest		35,902		14,903		14,400
Minority interest		110		206		198
Net income		36,012		15,109		14,598

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 announced by the Federal Reserve Bank of New York.

      The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,

(as a percentage of total net revenues)	2003	2004

Online game subscriptions	85.5%	84.9%
Royalties and license fees	14.5	15.1
Total net revenues	100.0	100.0
Cost of revenues	10.3	19.8
Gross profit	89.7	80.2
Selling, general and administrative expenses	29.4	40.0
Research and development expenses	—	18.9
Operating income	60.2	21.3
Interest income	2.1	7.1
Foreign currency gains (losses), net	1.2	(24.5)
Currency forward transaction gains (losses), net	—	22.5
Income before income tax expenses, equity in earnings of related
equity investment and minority interest	63.6	26.3
Income tax expenses	9.7	3.4
Income before equity in earnings of related equity investment and
minority interest	54.0	22.9

	For the year ended December 31,

(as a percentage of total net revenues)	2003	2004

Equity in earnings of related equity investment, net of taxes	9.1	4.5
Income before minority interest	63.1	27.5
Minority interest	0.2	0.4
Net income	63.2	27.9

     Revenues. Our total net revenues for 2004 decreased 4.7% compared to 2003, reflecting a decline in the number of MU subscribers, which is primarily attributable to the success of new games introduced by our competitors. Our MU pricing plan in Korea has not changed since our initial commercialization of the game. The revenue decrease in Korea was slightly offset by revenues generated from Japan and Thailand, where we commercialized service of MU in 2004.

     Cost of revenues. Our cost of revenues for 2004 increased 82.1% compared to 2003, and as a percentage of total revenues increased from 10.3% to 19.8% primarily due to:

  a 158.6% increase in wages and salaries, including severance benefits, from ~~W~~1,489 million in 2003 to ~~W~~3,850 million in 2004, as we increased salaries for our existing employees and hired additional game monitoring and hardware maintenance personnel;

  ~~W~~844 million in amortization expenses, as we discontinued the sale of Nitro Family. In May 2004, we acquired Nitro Family from Delphieye for ~~W~~844 million after having the value of the game assessed by an independent third party. The entire acquisition cost of this game was recorded as an intangible asset to be amortized over 12 months, the expected life-span of the game. We commenced to sell Nitro Family in July 2004 and generated revenues of ~~W~~88 million. In December 2004, we decided to cease the sale of this game and wrote-off the remaining value of the intangible assets; and

  MU improvement and maintenance costs that increased from ~~W~~1,647 million in 2003 to ~~W~~1,922 million in 2004, as we continued to updated the MU game and enhanced security features of the game.

     Operating expenses. our operating expenses are composed of selling, general and administrative expenses and research and development expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses increased by 29.5% in 2004 compared to 2003 and, as a percentage of total revenues, increased from 29.4% to 40.0%, primarily due to:

  payroll costs that increased by 34.2% from ~~W~~2,696 million to ~~W~~3,617 million, as the number of general and administrative personnel increased from 154 as of December 31, 2003 to 177 employees as of December 31, 2004;

  marketing expenses that increased by 36.5% from ~~W~~4,137 million to ~~W~~5,647 million (as a percentage of total revenues, our marketing expenses increased from 7.3% to 10.4%), as we participated in the 2004 Electronic Entertainment Expo, hosted various offline promotional events for our MU online game subscribers in 2004 and organized MU online game’s 3rd anniversary Christmas event; and

  consulting and other fees that increased by 53.7% from ~~W~~2,359 million to ~~W~~3,628 million, as we hired KPMG to enhance our internal control system in response to standards set forth under the Sarbanes-Oxley Act, paid assessment fees for evaluating game titles, disbursed service fees to outsourced call centers, and incurred increased legal fees.

  These increases were partly offset by the decrease in sales commission that declined from ~~W~~4,271 million in 2003 to ~~W~~3,201 million in 2004, reflecting the decrease of sales in Korea.

     Research and development expenses. Research and development costs incurred prior to the establishment of technological feasibility are included in this item. In 2004, we incurred ~~W~~10,262 million of research and development expenses as we started to develop new games. Of this amount, ~~W~~1,693 million was attributable to the wages and salaries paid to personnel in research and development departments, ~~W~~769 million to the game development tool kit we bought and ~~W~~7,028 to the cost of acquiring five game titles. We expect research and development expenses to continue to increase in 2005 as we continue to hire new online game developers to broaden our online game offerings.

     Other income. our other income primarily consists of interest income, foreign currency gains and losses and currency forward transaction gains and losses.

     Interest income. Our interest income is mainly generated from cash equivalents and short-term financial instruments. As of December 31, 2004, we had ~~W~~161,882 million in cash and cash equivalents, ~~W~~4,925 million in short-term financial instruments and nil in long term investments. For 2004, weighted average interest rate on our cash equivalents and short term investments was 2.29% . Our interest income increased 224.5% in 2004 compared to 2003 because we raised net proceeds of US$92 million from our offering of ADSs in December 2003 and held a large portion of the proceeds in short-term financial instruments throughout 2004.

     Foreign currency gains and losses. We incurred a large amount of foreign currency losses in 2004 because we held most of the proceeds from our ADS offering in U.S. dollar denominated instruments and deposits, and the value of U.S. dollar declined 13.2% from ~~W~~1,192.0 per US$ as of December 31, 2003 to ~~W~~1,035.1 per US$ as of December 31, 2004. The foreign currency losses, net, in 2004 were ~~W~~13,280 million.

     Currency forward transaction gains and losses. From February 2004 through May 2004, we entered into several forward exchange contracts to hedge the impact of foreign currency fluctuations on certain assets denominated in U.S. dollars and Japanese yen. Largely due to these forward contracts, our holding of U.S. dollar denominated instruments and deposits decreased from US$92.7 million as of December 31, 2003 to US$3.7 million as of December 31, 2004. In addition, we recognized a net gain of ~~W~~12,204 million through these forward contracts, partially offsetting our foreign currency losses.

     Income taxes. Our effective tax rates for 2003 and 2004 were 15.2% and 12.9%, respectively. As a result of the reduced tax rate under the Special Tax Treatment Control Law of Korea, our income tax expenses for 2003 and 2004 were reduced by ~~W~~5,419 million and ~~W~~2,994 million, respectively, from what they would have been if the normal statutory tax rate had applied.

     Equity in earnings of related equity investment, net of taxes. This item records the earnings or losses in our equity method investment, net of taxes, which accounts for our investment in 9Webzen, Ltd. The equity in earnings of related equity investment, net of taxes, decreased 52.5% in 2004, as revenue and profit from sales in China dropped noticeably. We believe that revenues in China derived from our equity method investee will continue to decline for the foreseeable future until we launch new successful games in China. The decrease is mainly attributable to the success of the new games introduced by our competitors and partly due to the impact of the proliferation of illegal game servers in China.

Net income. Principally, as a result of the factors discussed above, our net income decreased 58.0% in 2004 from 2003.

2003 compared to 2002

     The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,

(in millions of Won and thousands of US$)		2002		2003

Online game subscriptions	~~W~~	27,765	~~W~~	48,667
Royalties and license fees		383		8,270
Total net revenues		28,148		56,937
Cost of revenues		2,985		5,890
Gross profit		25,163		51,047
Selling, general and administrative expenses		8,860		16,762
Operating income		16,303		34,285
Interest income		249		1,186
Income before income tax expenses, equity in earnings of related
equity investment and minority interest		16,464		36,224
Income tax expenses		2,303		5,501
Income before equity in earnings related equity investment and
minority interest		14,161		30,723
Equity in earnings of related equity investment, net of taxes		(498)		5,179
Income before minority interest		13,663		35,902
Minority interest		–		110
Net income		13,663		36,012

      The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,

(as a percentage of total net revenues)	2002	2003

Online game subscriptions	98.6%	85.5%
Royalties and license fees	1.4	14.5
Total net revenues	100.0	100.0
Cost of revenues	10.6	10.3
Gross profit	89.4	89.7
Selling, general and administrative expenses	31.5	29.4
Operating income	57.9	60.2
Interest income	0.9	2.1
Income before income tax expenses, equity in earnings of related
equity investment and minority interest	58.5	63.6
Income tax expenses	8.2	9.7
Income before equity in earnings of related equity investment and
minority interest	50.3	54.0
Equity in earnings of related equity investment, net of taxes	(1.8)	9.1
Income before minority interest	48.5	63.1
Minority interest	0.0	0.2
Net income	48.5	63.2

     Revenues. Our total net revenues for 2003 increased 75.3% compared to 2002. Such increase was primarily due to a 69.3% and 85.8% increase in online game subscription revenues from our individual PC account and Internet cafe subscribers, respectively. As a percentage of online game subscription revenue, revenue derived from individual account subscribers and Internet cafe subscribers accounted for 61.6% and 38.4%, respectively, for 2003.

     Cost of revenues. Our cost of revenues for 2003 increased 97.3% compared to 2002, and as a percentage of total revenues decreased from 10.6% to 10.3% primarily due to:

  additional hardware depreciation expenses as we upgraded our storage and network system, and higher compensation expenses as we increased salaries for our existing employees and hired additional game monitoring and hardware maintenance personnel as a result of an increase in the number of our online game subscribers; and

  a 101.3% increase in MU improvement and maintenance costs from ~~W~~818.2 million to ~~W~~1,647.0 million (we had previously characterized this as research and development expenses) incurred in connection with our continuous efforts to introduce new game features. As a percentage of total net revenues, MU improvement and maintenance costs decreased from 2.91% to 2.89% for 2003 compared to 2002, as it was spread over higher revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 89.2% in 2003 compared to 2002, primarily due to:

  payroll costs that increased by 58.5% from ~~W~~1,701 million to ~~W~~2,696 million, as the number of general and administrative personnel increased from an average of 106 to 154 employees as of December 31, 2002 and 2003, but decreased as a percentage of total net revenues from 6.04% to 4.74% as our payroll costs were spread over higher revenues;

  sales commissions that increased by 100.0% from ~~W~~2,136 million to ~~W~~4,271 million, reflecting both increases in commission rates from 20% to 23% to independent promotional agents and growth in revenues recorded from Internet cafes; and

  marketing expenses that increased by 173.2% from ~~W~~1,514 million to ~~W~~4,137 million, as we participated in the 2003 Electronic Entertainment Expo, an international game trade show and hosted a two-day offline promotional event for our MU online game subscribers in 2003. As a percentage of total revenues, our marketing expenses increased from 5.38% to 7.27%, due to the two once-a-year events that took place during 2003.

     Other income. As of December 31, 2003, we had ~~W~~173,198 million in cash and cash equivalents, ~~W~~2,304 million in short-term financial instruments and nil in long term investments. For 2003, weighted average interest rate on our cash equivalents and short term investments was 2.35% . We obtained net proceeds of US$92 million from our offering of ADSs in December 2003. See “—Liquidity and Capital Resources.” Our other income for 2003 recorded a significant increase compared to 2002, primarily due to an increase in interest income compared to 2002, as a result of a higher average cash balance in 2003. In December 2003, we shifted a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics.

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

Impact of inflation

     In view of our operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 2.7% in 2002, 3.6% in 2003 and 3.6% in 2004.

Impact of Foreign Currency Fluctuations

      See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign currency risk.”

Government, Economic, Fiscal, Monetary or Political Policies or Factors

     See “Item 3. Key Information—Risk Factors—3.D. Risks Related to The Republic of Korea,” “Item 4.B. Business Overview—Laws and Regulations” and “Item 10.—Additional Information—10.E. Taxation.”

5.B. Liquidity and Capital Resources

      Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,

(in millions of Won and thousands of US$)	2002		2003		2004(1)

Net cash provided by operating activities	~~W~~	18,527	~~W~~	33,856	~~W~~	12,506	US$	12,080
Net cash used in investing activities		(13,817)		(3,641)		(18,900)		(18,258)
Net cash provided by (used in) financing activities		—		136,268		(4,922)		(4,754)
Net increase (decrease) in cash and cash equivalents		4,710		166,483		(11,316)		(10,932)
Cash and cash equivalents at beginning of period		2,005		6,715		173,198		167,325
Cash and cash equivalents at end of period		6,715		173,198		161,882		156,393

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 announced by the Federal Reserve Bank of New York.

      Our primary source of liquidity is existing cash on hand and cash flow from operations.

     Net cash used in investing activities in 2004 consisted primarily of ~~W~~7,821 million of cash paid for the acquisition of property and equipment such as servers, software and intangible assets, ~~W~~9,258 million of leasehold deposit paid to the landlord of the building in connection with taking out additional office space, and investments in short-term financial instruments and deposits. Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We satisfy a portion of our liquidity requirements by investing excess cash in short-term financial instruments, which primarily consist of time deposits with a maturity of one year or less, and demand deposits, money market demand deposits, and money market funds with a rolling maturity of 90 days or less. In addition, as part of our efforts to avoid being considered an investment company, we hold a substantial portion of our net cash provided by operating activities in lower-yielding bank deposits and money market instruments, which due to their liquidity and certain other characteristics are not considered to be investment securities under the Investment Company Act of 1940.

     Net cash used in financing activities was ~~W~~4,922 million for 2004, as we used ~~W~~6,182 million for share buyback of 70,000 common shares in the market, and we received ~~W~~2,064 million from employees who paid back their loans.

     Capital resources. As of December 31, 2004, our primary source of liquidity was ~~W~~161,882 million (US$156.4 million) of cash and cash equivalents and ~~W~~1,116 million (US$1.1 million) of unrestricted short-term financial instruments. We believe that our available cash, cash equivalents, and short-term financial instruments will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated, especially as we seek to make acquisitions in Korea, the United States and other markets and continue to evaluate other investment and game development opportunities. As of December 31, 2004, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties, except for certain guarantees entered into in connection with loans extended to our employees.

     We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for the continuous expansion and upgrading of our existing server equipment, for which we expect to make approximately ~~W~~12 billion in capital expenditures in 2005. We also anticipate spending a significant portion of our capital resources for acquisitions or investments in complementary businesses, products and technologies. The amount and timing of any acquisitions or investments have not yet been determined and will depend on our ability to identify suitable acquisition targets.

5.C. Research and Development, Patents and Licenses

     We expect that the online game industry will continue its recent pattern of developing increasingly sophisticated games and offering improved graphics resolution, sound quality and other improvements to the gaming experience. In order to remain competitive, we will continue to focus on our research and development efforts. We increased the number of game developers from 58 individuals as of December 31, 2003 to 274 individuals as of December 31, 2004 and have divided our research and development department into teams, each of which focuses on the development and enhancement of one particular game, either currently offered or under development. Areas of focus include:

  Graphics—designing game characters and game environments, with the objective of optimizing the overall gaming experience;

  Server programming —server design and development, handling interconnections, validation, security, character data and game process coordination and facilitating online communication among players;

  Client programming —enhancing the visual and sound experience and movement simulation of game characters; and

  Strategy and planning —overall game design and review of technical feasibility, market feasibility and the game development process.

5.D. Trend Information

      See “—Item 5.A. Operating Results—Overview.”

5.E. Off-balance Sheet Arrangements

     We have provided guarantees of ~~W~~2,400 million to lending institutions for certain loans extended to our employees for their purchase of our common shares through the employee stock purchase plan. The guarantees are secured by a cash deposit with the lending institution.

     All of our foreign currency forward contracts expired in 2004, and we do not have any outstanding hedging contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign currency risk.”

5.F. Contractual Obligations

      The tables below set forth the maturities of contractual cash obligations as of December 31, 2004.

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

	(in millions of Won)
Contractual obligations
Operating lease obligations	122	64	58	—	—

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

      The following table sets forth the names, ages and positions at our company and other positions held by our directors and officers as of March 31, 2005:

Name	Age	Position

Nam-Ju Kim	33	President, Chief Executive Officer and Director (Representative Director)
Won-Seon Kim	46	Chief Financial Officer and Director
Ki-Yong Cho	30	Vice President, Chief Creative Officer and Director
Kil-Saup Song	29	Chief Technology Officer and Director
Moon-Kyu Kim	49	Outside Director and a member of the audit committee
Sang-Woo Park	39	Outside Director and a member of the audit committee
Yong-Ku Kim	34	Outside Director and a member of the audit committee

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

      Ki-Yong Cho is a founder of Webzen and has served as a director and Chief Creative Officer in charge of client programming since September 2002. In March 2005, he was appointed as our Vice President. He was our statutory auditor from April 2000 to July 2002. He freelanced as a game developer from 1998 to 2000 and served as a game developer for Oz Media, a Korean online game development company, from 1997 to 1998. Mr. Kim received a bachelor’s degree in computer science from Anyang Technical College.

      Kil-Saup Song is a founder of Webzen and has served as a director and Chief Technology Officer in charge of server programming since April 2000. He has been a registered director of 9Webzen Limited, our Hong Kong joint venture, since January 2003. He served as a game developer for Pantech Co., Ltd., a wireless telecommunication company, from 1998 to 2000. Mr. Song graduated from Euijungboo Technology High School.

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

6.B. Compensation

      We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2004, the aggregate amount of compensation paid by us to all directors and executive officers was ~~W~~1.5 billion, and this amount excludes ~~W~~1.3 billion set aside or accrued to provide for retirement or similar benefits to our executive officers. We have not granted any stock options to any of our directors and executive officers. At our general meeting of shareholders held on March 18, 2005, our shareholders approved an aggregate amount of up to ~~W~~1.8 billion as compensation for our executive officers for the year 2005.

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

     We maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers.

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

Independent Directors

     Our ADSs are listed for quotation on the Nasdaq National Market, and we currently are subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, Marketplace Rule 4350(c), a majority of the board of directors should be comprised of independent directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. Nasdaq granted us an exemption from the requirements under Rule 4350(c) until July 31, 2005, on the basis that such requirements were not consistent with the home country practice. The Korea Securities and Exchange Act and regulations thereunder require companies listed on the KOSDAQ or KRX Stock Market to have at least one fourth of its board of directors comprised of outside directors. Under the Korean law, a director or officer of the company, any person who served as a director or an officer of the company during the past two years, certain family members of a director of the company or certain other affiliates of the company, do not qualify as an outside director. We elected three independent outside directors in March 2004 to comply with the Korean law, but we do not satisfy the majority independent board requirement under Marketplace Rule 4350(c)(1).

Audit Committee

      The U.S. Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission, or SEC, to require U.S. national securities exchanges and national securities associations, such as the Nasdaq National Market, to adopt rules to prohibit the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in such Act. The SEC adopted final rules relating to the audit committee requirements on April 9, 2003, and approved related proposed changes to the Nasdaq corporate governance rules on November 4, 2003. Non-U.S. issuers such as ourselves are required to comply with the related Nasdaq audit committee requirements by July 31, 2005. Marketplace Rule 4350(d), which sets forth the requirements for listing company’s audit committees, requires that at least three independent directors who are able to read and understand fundamental financial statements to serve on the committee.

     Under the Korean Commercial Code, a company may elect between appointing a statutory internal auditor or establishing an audit committee.

      In March 2004, to comply with the Sarbanes-Oxley Act and the SEC rules and regulations as well as the Nasdaq listing requirements regarding the audit committee, our board of directors established an audit committee in March 2004 by amending our Articles of Incorporation at the general meeting of shareholders held in March 2004. Our audit committee is comprised of the following three independent directors: Moon-Kyu Kim, Sang-Woo Park and Yong Ku Kim. All of our independent directors are financially literate and our board of directors designated Moon-Kyu Kim as an audit committee financial expert. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing company accounting and other relevant matters. Under the Korean Commercial Code, the audit committee has the right to request the board of directors to convene a shareholders’ meeting by providing a document that sets forth the agenda and reasons.

Difference between Nasdaq requirements and home country practices

     In general, corporate governance principles for Korean companies are set forth in the Korean Commercial Code and the Korean Securities and Exchange Act and, to the extent they are listed on KOSDAQ, listing rules of KOSDAQ. Corporate governance principles under provisions of Korean law may differ in significant ways to corporate governance standards for U.S. Nasdaq-listed companies. Under the latest amendment to the NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow home country corporate governance practices in lieu of certain requirements of Rule 4350. Under the amendment, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of Rule 4350 we do not follow and the descriptions of home country practices.

     Under Rule 4350(b)(1)(A), issuers are required to distribute to shareholders copies of an annual report containing audited financial statements prior to the company’s annual meeting and to file such annual report with the Nasdaq at the time it is distributed to shareholders. We do not distribute our annual report to the shareholders. Instead, we make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices at least one week before the annual general meeting of shareholders. We also file our annual report on the Data Analysis Retrieval and Transfer System, or DART, an electronic disclosure system operated by Financial Supervisory Service (FSS), in accordance with the rules under the Korean Securities and Exchange Act.

     Under Rule 4350(c)(2), issuers are required to have regularly scheduled meetings (executive sessions) at which only independent directors are present. We do not hold executive sessions of independent directors as such meetings are not required under Korean law. However, our three independent directors serve on our audit committee and meet regularly.

     Rule 4350(c)(3) requires that compensation of the chief executive officer and other executive officers must be determined, or recommended to the board, either by a majority of the independent directors or an independent compensation committee. We currently follow the home country practice, which allows the board of directors to determine executive officers’ compensations.

     Under Rule 4350(c)(4), director nominees must either be selected, or recommended for the board’s selection, either by a majority of the independent directors or an independent nominations committee. Korean law does not explicitly provide for any regulations on the nomination of the directors, except that the companies listed on KRX Stock Market or KRX KOSDAQ Market with ~~W~~2,000 billion or more of assets are required to select nominees for independent directors through the independent director candidate recommendation committee. However, at companies with less than ~~W~~2,000 billion of assets, such as our Company, the representative director or the board of directors selects the nominees for directors, and we conduct our nomination process in accordance with this practice.

     The Company, as a foreign issuer, has been granted an exemption by Nasdaq from the requirement that the minimum quorum for a shareholder meeting is 33-1/3% of the outstanding common shares as required by Nasdaq Rule 4350(f), on the basis that such requirement was inconsistent with the Company’s home country practice. Pursuant to our Articles of Incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. The Company's quorum requirements comply with the requirements of the Korean Commercial Code and are consistent with that of other companies with common shares listed on KOSDAQ.

     Rule 4350(g) requires issuers to solicit proxies and provide proxy statements for all meetings of shareholders and provide them to Nasdaq. The Korean Securities and Exchange Act requires persons soliciting proxies to provide proxy materials, with information set forth in the rules, to shareholders prior to or at the same time as the solicitation and to file the proxy materials with the FSS before they are sent to the shareholders. However, the information required under the Korean rules is much less extensive than that required under the U.S. Securities Exchange Act rules. We do provide to shareholders proxy materials prior to shareholder meetings, but the contents of the materials are made in accordance with the Korean security rules rather than in accordance with Section 14 of the U.S. Securities Exchange Act and rules thereunder.

     Under Rule 4350(h), issuers should conduct a review of all related party transactions on an ongoing basis, and all such transactions should be approved by the audit committee. Korean law does not have a comparable requirement, and our board of directors review and approve related party transactions. Under the Korean Commercial Code and our Articles of Incorporation, however, any director with a special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

     Rule 4350(i) requires issuers to obtain shareholder approval prior to the issuance of certain securities, including when an issuance will result in a change of control, or in connection with the acquisition of the stock or assets of another corporation. We do not obtain shareholder approval for all of the cases provided in Rule 4350(i). But, under the Korean Commercial Code and our Articles of Incorporation, we are required to obtain approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, and the affirmative votes are also required to represent at least one-third of our total voting shares then outstanding, when we (i) acquire all of the business of any other company or a part of the business of any other company that has a material effect on our business, (ii) issue new shares at a price below par value, (iii) transfer all or any significant part of our business, or (iv) effect a capital reduction.

6.D. Employees

     As of December 31, 2004, we had 488 full-time employees. The following tables set forth the number of our permanent employees, for the dates indicated:

	As of December 31,

	2002	2003	2004

Employees
Game development, web development and system engineering team	26	58	274
Game operations team	80	71	37
International business, strategy and planning, management support and
game marketing team	32	47	177

Total	138	176	488

     None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

     As of March 31, 2005, our wholly-owned subsidiaries, Webzen Taiwan, Webzen China, and Webzen America, had 52, 51, and 7 full-time employees, respectively.

     As of March 31, 2005, 9Webzen Limited and 9Webzen (Shanghai) employed 140 employees in China, none of whom is represented by a labor union or covered by a collective bargaining agreement.

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

     Hana Bank and Korea Exchange Bank extended loans to members of our employee stock ownership association. As of December 31, 2004, we pledged our long term deposits in the amount of ~~W~~2,400 million to guarantee these bank loans, and we have provided free interest rate loans amounting to ~~W~~908 million to employees who purchased our common shares through the employee stock ownership association. On the same date, we also had outstanding housing loans to our employees in the aggregate amount of ~~W~~468 million. We have not experienced any defaults under these loans to our employees. We provide these loans as a benefit to our employees and not as a requirement under Korean law. Our executive officers and directors are not eligible for these loans.

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

     According to our Articles of Incorporation, we may grant stock options that are exercisable to purchase our common shares, preferred shares or convertible shares. Such stock options can vest after three years from the stock option grant date and can be exercisable up to six years from the date of the grant. The stock option may be cancelled by a resolution of our board of directors:

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

     On July 10, 2002, we granted stock options to three of our employees to purchase an aggregate of 14,000 common shares at a purchase price of ~~W~~4,000 per share, subsequently changed to ~~W~~1,394 reflecting the 3-to-1 stock split, all of which vest by July 10, 2005 and expire on July 9, 2008. As of December 31, 2004, options to purchase an aggregate of 4,000 common shares were outstanding, after two employees with options to purchase an aggregate of 10,000 common shares terminated their employment with us. None of these stock options was granted to our directors or executive officers.

     On January 20, 2005, we granted stock options to our employees to purchase an aggregate of 118,800 common shares. This includes an option to buy 7,000 shares granted to an executive officer. All of the options granted on this date can be exercised between January 20, 2008 through January 19, 2010, at a purchase price of ~~W~~24,100 per share.

     On April 14, 2005, we granted stock options to our employees to purchase an aggregate of 24,500 common shares from April 14, 2008 through April 13, 2010 at ~~W~~24,100 per share. Options for 14,500 shares of the total 24,500 shares were granted to two executive officers.

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

     We established our employee stock ownership association in November 2002. As of December 31, 2004, 132 of our employees are members of the employee stock ownership association.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

     The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of May 31, 2005, by:

  each person who is the beneficial owner of more than 5% of our common shares;

  each of our directors;

  each of our named executive officers; and

  all of our executive officers and directors as a group

based on 12,636,829 of our common shares outstanding. This table assumes no exercise of outstanding stock options. None of our common shares entitles the holder to any preferential voting rights.

	Number of shares beneficially owned	Percentage beneficially owned

Directors and officers:
Nam-Ju Kim	813,279	6.4%
Ki-Yong Cho	811,879	6.4%
Kil-Saup Song	722,829	5.7%
Won-Seon Kim	80,200	0.6%
All executive officers and directors as a group	2,428,187	19.1%

     According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2004, 3,109,164 shares of our common shares were held in the form of ADSs, representing 24.1% of total outstanding common shares.

7.B. Related Party Transactions

Relationship with Ms. Eun-Suk Lee

     Ms. Eun-Suk Lee was our chief executive officer and a director since our inception until her resignation in September 2002. Ms. Lee currently does not hold any director or executive position with us. We have no outstanding agreements or contracts with her. Since May 23, 2004, according to public filings in Korea, she has sold on the market 552,413 shares during the period from June 4, 2004 to August 19, 2004, and 177,621 shares during the period from August 26, 2004 to November 5, 2004. She currently owns less than 5% of our common stock and is no longer required to report any additional decreases in her ownership of our common stock.

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

Legal proceedings

     Currently, there are no legal proceedings to which we are a party or of which any of our property is the subject.

Dividend policy

     Since our inception on April 28, 2000, we have declared or paid dividends on our common shares once. On February 22, 2005, the board of directors passed a resolution to pay dividends, and the shareholders approved it at our annual general meeting of shareholders on March 18, 2005. The record date was December 31, 2004, and the amount was ~~W~~250 per common share. We plan to have a similar dividend policy in the future, but any decision to pay dividends in the future will be subject to a number of factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice.

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

     Subject to the terms of the deposit agreement for the ADSs, holders of ADSs will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs.

Repurchase of our common shares

     During the period from April 7, 2004 to June 2, 2004, we repurchased 70,000 shares of our common shares on the KOSDAQ. On March 18, 2005, our board of directors passed a resolution to directly repurchase 200,000 common shares from April 18, 2005 through July 17, 2005 and indirectly repurchase up to ~~W~~9 billion worth of common stock through trust accounts from April 14, 2005 through October 13, 2005, in order to stabilize the stock price and to accumulate treasury stock for future stock option grants. Through May 31, 2005, we have repurchased 200,000 common shares directly on KOSDAQ market and ₩1.1 billion worth of common shares through trust accounts.

Stock split

     On June 10, 2004, we announced a 3 to 1 stock-split to our shareholders of record as of June 28, 2004. In connection with such stock-split, the ratio of our common shares to ADR has changed from 1:10 to 3:10, effective July 20, 2004.

8.B. Significant Changes

     In May 2004, we acquired from Delphieye, a game developer based in Korea, rights to two games (Nitro Family and Parfait Station) owned by Delphieye, all related tangible and intangible assets, and core development personnel associated with those game titles for a total consideration of ~~W~~4 billion. We repackaged Nitro Family as a shrink-wrap PC game for sale into markets such as Japan, Poland and Russia. As sales did not meet our expectations, however, we discontinued the sales and wrote-off ~~W~~844 million, the acquisition cost of Nitro Family in 2004. We are planning to launch Parfait Station in the first quarter of 2006.

     On July 30, 2004, we entered into an agreement to acquire from ROG, a game developer based in Korea, all rights to two games (Ancient Blue and Circle) owned by the company, all related tangible and intangible assets, and core development personnel associated with those game titles for a total consideration of ~~W~~3 billion.

     In October 28, 2004, we entered into an agreement to acquire from LK7, a game developer based in Korea, all rights to a game, Kingdom of Warriors (Il Ki Dang Chun), owned by the company, all related tangible and intangible assets, and core development personnel associated with those game titles for a total consideration of ~~W~~1 billion.

     In February 15, 2005, we entered into an agreement to publish a game called All Points Bulletin (APB), developed by a Scotland based company named Real Time Worlds.

     The acquisition of these games in 2004 and our publishing contract with Real Time Worlds all represent an extension of our revenue diversification and portfolio expansion strategy.

Item 9. The Offer and Listing

9.A. Market Price Information

     With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and Kosdaq Committee, a sub-organization of Korea Stock Dealers Association, were merged and integrated into a newly established joint-stock company called the Korea Exchange Inc., or KRX. KRX is organized into five divisions: the Administrative Service Division, the Stock Market Division, referred to as the KRX Stock Market, the Kosdaq Market Division, referred to as the KRX KOSDAQ Market, the Futures Market Division, referred to as the KRX Futures Market, and the Market Surveillance Division. The KRX, headquartered in Pusan, has one branch located in Seoul.

     Our common shares are traded on the KRX KOSDAQ Market, or KOSDAQ, under the code 069080. Our common shares were listed on the KOSDAQ on May 23, 2003. The KOSDAQ composite index is computed by taking the aggregate market capitalization of all companies included in the index as a percentage of the market capitalization as of the base date, July 1, 1996, multiplied by 1,000.

     The most widely followed price index of stocks quoted on stock exchanges in Korea is the Korea Composite Stock Price Index, or KOSPI, an index of all equities listed on the KRX Stock Market. The KOSPI is computed by aggregating the market capitalization of all listed companies and (subject to certain adjustments) by expressing this aggregate as a percentage of the aggregate market capitalization of all listed companies as of the base date (January 4, 1980).

The following table sets forth, for the periods indicated:

  the high and low closing sales price for our common shares as reported on the KOSDAQ;

  the average daily trading volume of our common shares;

  the high and low of the daily closing values of the KOSDAQ composite index; and

  the high and low of the daily closing values of the KOSPI.
	Price per common share (~~W~~)		Average daily trading volume (shares)	KOSDAQ		KOSPI

	High	Low		High	Low	High	Low

2003
Second quarter	125,000	71,600	144,721	508.60	382.50	690.49	538.46
Third quarter	151,500	114,800	185,487	535.00	448.50	767.46	674.75

	Price per common share (~~W~~)		Average daily trading volume (shares)	KOSDAQ		KOSPI

	High	Low		High	Low	High	Low

Fourth quarter	158,500	112,000	124,814	481.70	430.90	822.16	704.29
2004
First quarter	150,900	100,000	91,376	458.40	420.28	907.43	821.26
Second quarter(1)	110,000	27,950	107,430	491.53	361.17	936.06	728.98
Third quarter	29,000	19,200	238,695	383.84	324.71	857.15	719.59
Fourth quarter	27,400	20,100	226,939	382.71	350.70	895.92	808.14
2005
January	24,600	21,250	320,847	472.95	390.40	932.70	870.84
February	22,450	19,350	317,596	515.04	461.78	1,011.36	921.44
March	20,300	18,900	166,207	501.90	449.35	1,022.79	955.45
April	20,100	16,750	143,108	463.90	424.40	992.17	911.3
May	17,500	15,800	121,019	471.78	423.30	970.21	913.82

(1)	Price decreased significantly partly due to the 3 to 1 stock split that took place in June 2004.

Nasdaq National Market

     The ADSs are listed on the Nasdaq National Market under the symbol “WZEN.”

     As a result of a 3 for 1 stock-split in June 2004, the ADR ratio has changed so that ten ADSs represent three shares. According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2004, 3,109,164 shares of our common shares were held in the form of ADSs, representing 24.1% of total outstanding common shares.

     The following table provides the high and low closing sale prices and the average daily trading volume of our ADSs on the Nasdaq National Market based on information provided by SunGard PowerData.

Calendar period	High	Low	Average daily trading volume

	(US$)	(US$)	(ADSs)

2003
December	11.20	9.68	5,764,880
2004
First quarter	14.05	8.23	25,069,880
Second quarter	9.49	5.75	13,396,770
Third quarter	7.32	4.92	6,937,550
Fourth quarter	7.95	5.02	14,947,170
2005
January	6.99	6.01	2,869,120
February	6.63	5.56	2,203,450
March	6.32	5.30	1,529,000
April	6.08	5.07	1,246,410
May	5.34	4.85	1,919,280

9.B. Plan of Distribution

     Not applicable

9.C. Markets

     See “—9.A. Market Price Information.”

9.D. Selling Shareholders

     Not applicable

9.E. Dilution

     Not applicable

9.F. Expenses of the Issue

     Not applicable

Item 10. Additional Information

10.A. Share Capital

     Not applicable

10.B. Articles of Incorporation

     The section below provides summary information relating to the material terms of the capital stock of our company and our Articles of Incorporation. It also includes a brief summary of certain provisions of the Korean Securities and Exchange Act, the Korean Commercial Code and related laws of Korea, all as currently in effect.

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

     As of March 31, 2005, 12,970,000 common shares were issued and 12,900,000 shares outstanding. We have not issued any equity securities other than common shares. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our Articles of Incorporation, we may issue additional common shares without further shareholder’s approval. The unissued shares remain authorized until an amendment to our Articles of Incorporation changes the status of the authorized shares to unauthorized shares.

Dividends

     We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares, except for the fees and expenses payable by the ADS holders under the deposit agreement with respect to such dividends.

     We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value and may not exceed one-half of the annual dividends. We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

     Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the relevant period for the settlement of account and (iii) the legal reserve to be set aside for the relevant period for the settlement of account. We may not pay an annual dividend unless we have set aside as a legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. In addition, we, as a company registered with the KOSDAQ, are required under the relevant laws and regulations to set aside a certain amount every fiscal year as a reserve until our capital ratio is at least 30%. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.

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

Preemptive Rights and Issuance of Additional Shares

     We may issue authorized but unissued shares at times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

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

  as necessary;

  at the request of shareholders holding an aggregate of 3% or more of our outstanding shares; or

  at the request of a member of our audit committee.

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

Rights of Dissenting Shareholders

     In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two month after the receipt of the written request to purchase their shares. The purchase price for the shares is required to be determined through negotiations between us and the dissenting shareholders. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KOSDAQ for the two-month period before the date of the adoption of the relevant board of directors resolution, (2) the weighted average of the daily share price on the KOSDAQ for the one-month period before the date of the adoption of the relevant board of directors resolution and (3) the weighted average of the daily share price on the KOSDAQ for the one-week period before such date of the adoption of the relevant board of directors resolution. However, the Financial Supervisory Commission, or FSC, may adjust this price if we or at least 30% of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

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

     Our transfer agent is Hana Bank, located at 43-2, Yoido-dong, Youngdeungpo-ku, Seoul, Korea.

Acquisition of Shares by Us

     We may not acquire our own common shares except in limited circumstances, such as reduction in capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code and the Korean Securities and Exchange Act, except in the case of a reduction of capital (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Korean Securities and Exchange Act, we may acquire our common shares through purchases on the KOSDAQ market or through a tender offer. We may also acquire interests in our common shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the common shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserves required to be set aside for that fiscal year and treasury shares acquired year-to-date, subject to certain procedural requirements. Corporate entities in which we own more than 50% of equity interest may not acquire our common shares.

Liquidation Rights

     In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

10.C. Material Contracts

Internet Content Service Agreement between 9Webzen (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd.

     On February 1, 2003, 9Webzen (Shanghai) and Shanghai IT entered into an Internet content service agreement, under which Shanghai IT holds the Internet content provider license for the operation of the website of www.muchina.com. The agreement provides for an annual payment of a certain amount by 9Webzen (Shanghai) to Shanghai IT. The term of the agreement is five years and is subject to termination by either party in the event of a material breach by the other party, a change of control, bankruptcy or a force majeure event.

Service Agreement between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and 9Webzen (Shanghai) Co., Ltd.

     On February 15, 2003, The9 Computer and 9Webzen (Shanghai) entered into a service agreement, under which The9 Computer provides a technical service for the operation of the billing system “Pass9,” collects all revenues from the MU game in China and remits a certain percentage of the gross revenues, net of withholding tax, to 9Webzen Limited, our Hong Kong joint venture. The service agreement provides for a certain percentage of the gross revenues as a service fee to The9 Computer. The term of the service agreement is ten years and is subject to termination by either party in the event of a material breach by the other party, cessation of business, bankruptcy or a force majeure event.

License Agreement between Webzen Inc. and Gameon Co., Ltd.

     On February 11, 2003, we entered into a license agreement with Gameon Co., Ltd., under which we granted Gameon an exclusive license for our MU online game in Japan. The license agreement provides for an initial license fee and a quarterly royalty payment to us, of a certain percentage of Gameon’s gross revenues, payable in Japanese Yen. The term of the license is two years and is automatically renewable for another two years unless terminated. The license agreement is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

License Agreement between Webzen Inc. and New Era Online Co., Ltd.

     On June 20, 2003, we entered into a license agreement with New Era Online Co., Ltd., or New Era, under which we granted New Era an exclusive license for our MU online game in Thailand. The license agreement provides for an initial license fee and a monthly royalty payment to us, of a certain percentage of New Era’s gross revenues, payable in U.S. dollars. The term of the license is two years and is automatically renewable for another two years upon New Era’s satisfactory performance. The license agreement is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

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

10.D. Exchange Controls

General

     The Korean Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Act and Decree (collectively, the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Ministry of Finance and Economy, or the MOFE. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities.

     Under the Foreign Exchange Transaction Laws, if the government deems that certain emergency circumstances, including, but not limited to, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions, such as requiring foreign investors to obtain prior approval from the MOFE for the acquisition of Korean securities or for the repatriation of dividends or sales proceeds arising from Korean securities or from disposition of such securities.

Reporting Requirements for Holders of Substantial Interests

     Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares and certain equity-related debt securities, such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of such holding to the FSC and the KSX or the Korea Securities Dealers Association within five business days after reaching the 5% ownership interest threshold. In addition, any change (1) in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities, or (2) in the shareholding purpose, is required to be reported to the FSC and the KSX within five business days from the date of such change. However, the reporting deadline of such reporting requirement is extended for institutional investors who hold shares for purposes other than management control to the tenth day of the month immediately following the month of the shares were acquired or the shareholdings were otherwise changed. Those who report that the purpose of their shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

     Violation of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment, and may result in a loss of voting right with respect of the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of such non-reported Equity Securities.

Restrictions Applicable to ADSs

     No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal, provided that a foreigner who intends to acquire such shares must obtain an Investment Registration Card from the Financial Supervisory Service as described below. The acquisition of such shares by a foreigner must be reported immediately by the foreigner or his standing proxy in Korea to the Governor of the Financial Supervisory Service (the “Governor”).

     Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on the KRX or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX Stock Market or the KRX KOSDAQ Market only through the KRX Stock Market or the KRX KOSDAQ Market, except in limited circumstances, including:

  odd-lot trading of shares;

  acquisition of shares by exercise of warrant, conversion right under equity-linked securities or withdrawal right under depositary receipts issued outside of Korea by a Korean company (“Converted Shares”);

  acquisition of shares by foreign companies as a result of merger;

  acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

  acquisition of shares offered and subscribed overseas for listing on foreign securities exchanges;

  over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

  acquisition of underlying shares by an overseas depositary in relation to the issuance of depositary receipts;

  disposition of shares through the exercise of dissenting shareholder’s appraisal right;

  acquisition of shares by direct investment pursuant to the Foreign Investment Promotion Act and disposition of shares so acquired;

  acquisition or disposition of shares through a tender offer; and

  acquisition or disposition of shares through the electronic over-the-counter market brokerage companies.

     For over-the-counter transactions of shares between foreigners outside the KRX Stock Market or the KRX KOSDAQ Market for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX Stock Market or the KRX KOSDAQ Market must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by using securities borrowed from securities companies in Korea with respect to shares that are subject to a foreign ownership limit.

     The Investment Rules require a foreign investor who wishes to invest in shares on the KRX Stock Market or the KRX KOSDAQ Market (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor’s purchase of shares through the KRX Stock Market or the KRX KOSDAQ Market, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX Stock Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX Stock Market or the KRX KOSDAQ Market, in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment trust companies, internationally recognized foreign custodians, the entity licensed to be engaged in futures transaction business under Korean Futures Transaction Law, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ right, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, entities licensed to be engaged in futures transaction business under Korean Futures Transaction Law, internationally recognized foreign custodians and the Korea Securities Depository are eligible to act as a custodian of shares for a nonresident or foreign investor. A foreign investor must ensure that his custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

     Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy which delegates its authority to Korea Trade-Investment Promotion Agency, or foreign exchange banks (including domestic branches of foreign banks) under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company. For example, we are currently subject to a foreign shareholding ceiling of 49% pursuant to the Telecommunications Business Law. A foreigner who has acquired shares in excess of such ceiling may not exercise his voting rights with respect to the shares exceeding such limit, and the MIC may take corrective action pursuant to the Telecommunications Business Law.

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

     Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a nonresident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.

     Securities companies (including domestic branches of foreign securities companies) in Korea are allowed to open foreign currency accounts and Won accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through such accounts, these securities companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

10.E. Taxation

Korean Taxation

     The following is a summary of material Korean tax consequences to owners of our common shares or ADSs that are non-resident individuals of Korea or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares or ADSs, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the Shares or ADSs

     We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5%, including local surtax, generally will apply. If you are a beneficial owner of common shares or ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you:

  are an individual U.S. resident, a U.S. corporation or a partnership or trust to the extent your income is subject to taxation in the United States as the income of a U.S. resident;

  are not also a resident of Korea for purposes of the tax treaty between the United States and Korea;

  are not subject to any anti-treaty shopping article that applies in limited circumstances; and

  do not hold common shares or ADSs in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

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

Taxation of Capital Gains

     You are exempt from Korean taxation on capital gains realized upon sale of common shares through the KRX Stock Market or KOSDAQ if you have owned, together with certain related parties, less than 25% of our total issued and outstanding common shares at any time during the year of sale and the five calendar years before the year of sale, provided that you have no permanent establishment in Korea (whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt from Korean taxation on capital gains realized on the disposition of common shares or ADSs. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea.

     If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares which you acquired as a result of a withdrawal from the depositary facility, your gain will be calculated based on your cost of acquiring the ADSs representing such common shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of (i) 11% (including resident surtax) of the gross realization proceeds or (ii) subject to the production of satisfactory evidence of the acquisition cost and transfer expenses of the ADSs, 27.5% (including resident surtax) of the net capital gains. The gain is calculated as the gross realization proceeds less the acquisition cost and transfer expenses.

     If you sell your common shares or ADSs, the purchaser or, in the case of the sale of common shares through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authority, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depository), as the case may be, the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your tax residence country prior to or at the time of payment. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate

Inheritance Tax and Gift Tax

     If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the common shares underlying the ADSs. If you own or are treated as the owner of the common shares, the heir or the donee (or you, if the donee fails to pay) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of such ADSs or common shares is greater than a specified amount.

Securities Transaction Tax

     You will not pay a securities transaction tax on your transfer of ADSs. If you transfer common shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the common shares when traded on the Korea Stock Exchange. If you transfer common shares through KOSDAQ, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the common shares and will not be subject to an agriculture and fishery special tax. If your transfer of common shares is not made on the KRX Stock Market or KOSDAQ, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

     The securities transaction tax and the agriculture and fishery special tax are not applicable if (i) shares are listed on a designated foreign stock exchange (e.g., New York Stock Exchange or Nasdaq National Market) and (ii) the sale of shares takes place on such exchange.

     According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying shares and receipt of ADSs or upon the surrender of ADSs and withdrawal of originally deposited underlying shares. However, questions have been raised as to whether this ruling is also applied to the surrender of ADSs. Although the tax authorities recently issued another tax ruling indicating that securities transaction tax would be imposed “when ADSs which were issued upon deposit with an overseas depositary of stock issued by a Korean company are later converted into the underlying stock” except for the case mentioned in such ruling issued by the Korean tax authorities, it is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying shares by holders of ADSs other than initial holders. Accordingly, there can be no assurance that the holders of ADSs other than initial holders will not be subject to the securities transaction tax when they withdraw the common shares upon surrendering the ADSs.

U.S. Federal Income Tax Considerations

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of common shares or ADSs. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold common shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

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

  tax-exempt organizations;

  persons holding common shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

  persons who acquired common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.

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

     The discussion below applies to you only if you are a beneficial owner of common shares or ADSs and are, for U.S. federal tax purposes:

  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     In general, if you own ADSs, you will be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying common shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of reduced rate of tax for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

     Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares or ADSs in your particular circumstances.

Taxation of Distributions

     Subject to the passive foreign investment company rules described below, distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Korean taxes. The dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

     Korean taxes withheld from cash dividends on common shares or ADSs at a rate not exceeding that provided in the treaty with the United States will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by U.S. Treasury. Korean taxes withheld in excess of the rate provided in the U.S. treaty will not be eligible for credit against your U.S. federal income tax liability until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. See “10.E. Taxation — Korean Taxation — Dividends on the Shares or ADSs” for a description of how you can secure the treaty rate for withholding on dividends paid by us. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular situation. Instead of claiming a credit, you may, at your election, deduct otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale and Other Disposition of ADSs or Common Shares

     Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, as determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

     As a result of the significant decline in the price of our common shares during 2004 and the amount of passive assets, including cash and cash equivalents, held by us throughout our 2004 taxable year, we believe we may have been a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our 2004 taxable year under the asset test described below. However, because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active for purposes of the asset test, our PFIC status is uncertain. You should consult your own tax advisor to determine whether we were a PFIC for our 2004 taxable year and what the U.S. federal income tax consequences of an investment in a PFIC are to you.

     Further, based on the price of our common shares to date in 2005 and the significant amount of passive assets, including cash and cash equivalents, that remain on our balance sheet, it is likely that we will be a PFIC for U.S. federal income tax purposes for our 2005 taxable year.

     In general, we will be considered a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income (such as dividends, interests, rents and royalties) (the “income test”) or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income (the “asset test”). As the market value of our assets may be determined in large part by the market price of our common shares, which has fluctuated considerably, we may be a PFIC for any taxable year.

     If we were treated as a PFIC for any year during which you held common shares or ADSs, you would be subject to special rules (regardless of whether we remain a PFIC) that could result in adverse U.S. federal income tax consequences. In general, upon a disposition of common shares or ADSs, including, under certain circumstances, a disposition pursuant to an otherwise tax-free disposition, gain recognized by you would be allocated ratably over your holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of common shares or ADSs in excess of 125 percent of the average of the annual distributions on common shares or ADSs received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.

     If the common shares or ADSs, as applicable, are “regularly traded” on a “qualified exchange,” you may make a mark-to-market election, which may mitigate the adverse U.S. federal income tax consequences resulting from our PFIC status. The common shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares or ADSs, as applicable, are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes certain U.S. exchanges and any foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are “qualified” for this purpose. You should consult your own tax advisor regarding whether the NADAQ National Market, on which the ADSs trade, or the KRX KOSDAQ Market, on which the common shares trade, constitute a qualified exchange for this purpose.

     If you make the mark-to-market election, for each year in which we are a PFIC, you generally will include as ordinary income the excess, if any, of the fair market value of the commons shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the commons shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If you make the election, your basis in the commons shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares or ADSs will be treated as ordinary income.

     Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If you own common shares or ADSs during any year in which we are a PFIC, you must file Internal Revenue Service Form 8621.

     If we are a PFIC in any taxable year in which we pay a dividend or the prior taxable year, the preferential dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

     We urge you to consult your own tax advisor concerning our PFIC status and the U.S. federal income tax consequences of owning stock in a PFIC, including the availability and consequences of making the election discussed above.

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

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

10.F. Dividends and Paying Agents

     Not applicable

10.G. Statements by Experts

     Not applicable

10.H. Documents on Display

     We are subject to the information requirements of the United States Securities Exchange Act of 1934, or the Exchange Act, and, in accordance therewith, we file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information can be inspected at the public reference room at the SEC referred to above. You can also obtain copies of the material from the public reference room or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Webzen’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

     Foreign currency risk. We have exposure to some foreign currency exchange-rate fluctuations on cash flows from our equity investee and licensee partners denominated in U.S. dollars or Japanese yen and on translations of equity method earnings from 9Webzen Limited denominated in Renminbi. For example, our revenues may be impacted by exchange rate fluctuations in the Renminbi when we receive royalty payments in U.S. dollars or Japanese yen and by exchange rate fluctuations in the U.S. dollar when license revenues are translated into Korean Won. Foreign exchange fluctuation could also affect the value of our assets. As of December 31, 2004, we had ~~W~~161,882 million of cash or cash equivalents, which includes holdings of foreign currencies such as US$3.7 million, Japanese ¥42.8 million, NT$29 million, and RMB 2 million. As of December 31, 2003, we held US$92.7 million of cash in U.S. dollars, but 96% of that amount was exchanged into Korean Won through various transactions, including hedging transactions, during 2004. If the Won had appreciated against the U.S. dollar by 10% and all other variables were held constant from their levels at December 31, 2004, we estimate that our net income would have decreased by 8.0% .

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

      Substantially all of our short-term financial instruments consist of time deposits and money market deposit accounts. We do not believe that we are subject to any material market risk exposure on our short-term financial instruments, as they are readily convertible to cash and have short maturities. We do not have any derivative financial instruments hedging interest rate risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. to D. Material Modifications to the Rights of Security Holders

     On February 3, 2004, JPMorgan Chase Bank, as depositary for the ADSs, and we entered into an amendment to the deposit agreement governing the ADSs, under which we reduced the total number of our common shares on deposit at any one time with the depositary to 1,300,000 from 1,500,000. In connection with our 200% bonus share issuance announced on June 10, 2004, we plan to amend the deposit agreement with the depositary to change the ratio of our common shares to ADSs from 1:10 to 3:10 before July 20, 2004, which is the next succeeding date of the date of the bonus share issuance.

14.E. Use of Proceeds

     We completed our initial public offering of 8,700,000 ADSs, representing 870,000 common shares (2,610,000 shares after the 3-to-1 stock split) on the Nasdaq National Market, in December 2003, pursuant to our registration statement on Form F-1 (File No. 333-110321), which the Securities and Exchange Commission declared effective on December 12, 2003. In the offering, we sold the ADSs at a price of $11.17 per ADS, which resulted in aggregate net proceeds to us of approximately US$92 million, after deducting underwriting discounts and commissions and paying offering expenses of approximately US$4.86 million. The managing underwriter in the offering was J.P. Morgan Securities Inc.

     In December 2003, we acquired 400 common shares of Gameon, our current licensee in Japan, representing a 5.8% equity interest for ¥48 million in order to strengthen our relationship with Gameon and establish our growth base in Japan. We currently own a 4.49% equity interest in Gameon following its equity offering in the first quarter of 2004. In May 2004, we entered into an agreement to acquire certain game titles and game developers from Delphieye for ~~W~~4 billion. In July 2004, we entered into an agreement to acquire certain games and game developers from ROG for ₩3 billion. In September 2004, we entered into an agreement to acquire a game and developers from LK7 for ~~W~~1 billion in order to diversify our game portfolio. In addition, in January 2005, we have established a subsidiary in the United States., Webzen America Inc., with an initial capital of US$0.5 million. In February, 2005, we entered into a publishing contract with Real Time Worlds Ltd. (“RTW”). We will pay development costs in installments for the following 2 years starting from 2005.

     We have invested the net proceeds in short-term, interest-bearing debt instruments. The amounts we actually spend in the future will depend on a number of factors, including the progress of our research and development efforts, the amount of cash generated or used by our operations, competitive and technological developments, marketing and sales activities and market acceptance of our products, and the rate of growth, if any, of our business.

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

Item 15. Controls and Procedures

     A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. As such, disclosure controls and procedures or systems for internal control over financial reporting may not prevent all errors and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate as conditions changes, or as the degree of compliance with the policies or procedures deteriorates. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

     An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based upon such evaluation, our management has identified certain weaknesses in our internal controls and financial statement reporting procedures, which were similar to the material weaknesses identified by our auditors in connection with their audit of our financial statements for the year ended December 31, 2004, prepared under U.S. GAAP. Such weaknesses include our finance team's ability to support the financial reporting requirements of a U.S. listed company. Our management and audit committee are currently executing a range of actions to address these weaknesses in our internal controls and financial statement reporting procedures. We retained the consulting services of KPMG in November 2004 to enhance our internal control system and upgrade our enterprise reporting system in response to standards set forth under the Sarbanes-Oxley Act and relevant rules and procedures thereunder. During the second half of 2005, we are planning to complete the first phase of our internal control system enhancement and conduct a test run on our new system.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

     We established an audit committee at our annual general meeting of shareholders held in March 2004. The audit committee is comprised of the following three independent directors: Moon-Kyu Kim, Sang-Woo Park and Yong-

Ku Kim. All of our independent directors are financially literate and our board of directors designated Moon-Kyu Kim as an audit committee financial expert. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters.

Item 16B. Code of Ethics

     We have adopted a code of ethics that applies to all employees as well as each member of our board of directors. The code of ethics was filed as exhibit 11.1 to the annual report on Form 20-F filed on June 25, 2004.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Principal Accountant

     The following table sets forth the aggregate fees by category specified below in connection with certain professional services rendered by our principal external auditor for the periods indicated. We did not pay any other fees to our principal external auditor during the periods indicated below.

	For the year ended December 31,

	2003	2004(2)

	Won	Won	US$
		(in thousands)

Audit fees(1)	576,616	350,430	339
Audit-related fees	0	0	0
Tax fees	0	0	0

(1)	Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of our annual financial statements, the review of our interim financial statements, assistance with and review of registration statements and periodic SEC filings and issuance of comfort and consent letters.

(2)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as announced by the Federal Reserve Bank of New York.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

     In connection with the listing of our ADSs on the Nasdaq National Market in December 2003, we have been granted a waiver from the Nasdaq audit committee requirements, Rule 4350(d), until July 31, 2005.

     However, we voluntarily complied with the requirements by electing three independent directors and establishing an audit committee at the general meeting of shareholders held in March 2004. See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices.” Our board of directors has adopted the Company’s Audit Committee Rule that complies with the requirements set forth in Marketplace Rule 4350(d)(3).

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     During the period from April 7, 2004 to June 2, 2004, we repurchased 70,000 shares of our common shares on the KOSDAQ. On March 18, 2005, our board of directors passed a resolution to directly repurchase 200,000 common shares and indirectly repurchase ~~W~~9 billion worth of common stock through trust accounts during the period from April 18, 2005 to July 17, 2005, in order to stabilize the stock price and to accumulate treasury stock for future stock option grants. Through May 31, 2005, we have repurchased 200,000 common shares directly on KOSDAQ market and ~~W~~1.1 billion worth of common shares through trust accounts.

Period	Total number of common shares purchased	Average price paid per share		Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate Korean Won value) of shares that may yet be purchased under the plans or programs

April 7-30, 2004	18,267	103,876		18,267	51,733
May 1-31, 2004	47,760	80,892		47,760	3,973
June 1-2, 2004	3,973	89,812		3,793	-
April 18-30, 2005	66,859	17,526	(1)	66,859	133,141
May 1-31, 2005(2)	133,141	16,559		133,141	-
May 1-31, 2005(3)	63,171	16,992		63,171	~~W~~7,926,604,500	(4)

(2)	Price decreased significantly partly due to the 3 to 1 stock split that took place in June 2004.
(3)	Purchased directly in the market
(4)	Purchased through trust account
(5)	Remaining balance in Korean Won value

PART III

Item 17. Financial Statements

     Webzen has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

     The consolidated financial statements of Webzen and the report thereon by its independent auditor listed below are attached hereto as follows:

(a)	Consolidated Balance Sheets as of December 31, 2003 and 2004 (page F-3)

(b)	Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 (page F-4)

(c)	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2002, 2003 and 2004 (page F-5)

(d)	Consolidated Statements of Cash Flows for the Years Ended March 31, 2002, 2003 and 2004 (page F-6)

(e)	Notes to Consolidated Financial Statements (page F-7 to F-23)

Item 19. Exhibits

1.1		Articles of Incorporation Amended on March 26, 2004 (English translation)

2.1	*	Form of Common Share Certificate (English translation)

2.2	**	Form of ADR

2.3	*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4	***	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated February 3, 2004

2.5	****	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts

4.1	*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Limited

4.2	*	License Agreement, dated September 10, 2002, between the registrant and 9Webzen Limited

4.3	*	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)

4.4	*	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.

4.5	*	Office Purchase Agreement, dated July 31, 2002, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.6	*	Office Purchase Agreement, dated March 5, 2003, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.7	*	Lease Agreement, dated April 25, 2003, between the registrant as tenant and Ho Jeong as landlord (English Summary)

4.8	*	Internet Content Service Agreement, dated January 15, 2001, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd and Shanghai Jiucheng Information Technology, Ltd. (English Translation)

4.9	*	Internet Content Service Agreement, dated February 1, 2003, between 9Webzen (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd. (English Translation)

4.10	*	Service Agreement, dated February 15, 2003, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd. and 9Webzen (Shanghai) Co., Ltd.

4.11	†	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

8.1		List of Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	†	Code of Ethics (English Translation)

12.1		Certifications of Chief Executive Officer required by Rule 13a-14(a) (included on the signature pages hereto)

12.2		Certifications of Chief Financial Officer required by Rule 13a-14(a) (included on the signature pages hereto)

13.1		Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b) (included on the signature pages hereto)

99.1		Calculation of Basic and Diluted Earnings Per Common Share and ADS

*	Incorporated by reference to the exhibits to the registration statement on Form F-1 (File No. 333-110321).

**	Incorporated by reference to the exhibits to Form F-6 filed on June 20, 2005.

***	Incorporated by reference to the exhibits to Form F-6 filed on February 3, 2004.

****	Incorporated by reference to the exhibits to Form F-6 filed on July 16, 2004.

† Incorporated by reference to the exhibits to the annual report on Form 20-F filed on June 25, 2004.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC.

By:	/s/ Won-Seon Kim

	Name:	Won-Seon Kim
	Title:	Chief Financial Officer

Date: June 29, 2005

Webzen Inc. and subsidiaries Index December 31, 2003 and 2004

Page(s)

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2003 and 2004	F - 3

Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004	F - 4

Consolidated Statements of Changes in Stockholders' Equity

for the Years Ended December 31, 2002, 2003 and 2004	F - 5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004	F - 6

Notes to Consolidated Financial Statements	F - 7- F - 25

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Webzen Inc. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Webzen Inc. and its subsidiaries (the "Company") as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Samil PricewaterhouseCoopers
Seoul, Korea
June 22, 2005

Webzen Inc. and subsidiaries Consolidated Balance Sheets December 31, 2003 and 2004

(in millions of Korean Won and in thousands of U.S. dollars, except per share data)

		2003		2004	(Note 3) 2004 (unaudited)

Assets
Current assets
Cash and cash equivalents	~~W~~	173,198	~~W~~	161,882	$156,393
Other current assets		11,098		15,002	14,495

Total current assets		184,296		176,884	170,888

Property and equipment, net		13,007		17,094	16,514
Leasehold and other deposits		849		10,107	9,764
Other non-current assets		8,400		8,597	8,304

Total assets	~~W~~	206,552	~~W~~	212,682	$205,470

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	~~W~~	2,329	~~W~~	2,637	$2,547
Deferred income		4,014		4,977	4,809
Income taxes payable		4,218		1,363	1,316
Other current liabilities		1,235		632	610

Total current liabilities		11,796		9,609	9,282

Long-term deferred income		807		506	489
Accrued severance benefits		1,253		2,466	2,383
Non-current deferred income tax liabilities		1,722		-	-
Guarantee deposits		1,937		1,125	1,087

Total liabilities		17,515		13,706	13,241

Minority interest		206		-	-

Commitments and contingencies
Stockholders’ equity:
Preferred stock, ~~W~~500 par value,
2,185,000 and 6,485,000 shares authorized at
December 31, 2003 and 2004, respectively, no shares issued
and outstanding at December 31, 2003 and 2004		-		-	-
Convertible stock, ~~W~~500 par value,
2,185,000 and 6,485,000 shares authorized at
December 31, 2003 and 2004, respectively, no shares
issued and outstanding at December 31, 2003 and 2004		-		-	-
Common stock, ~~W~~500 par value
35,630,000 and 27,030,000 shares authorized at
December 31, 2003 and 2004, respectively,
13,110,000 shares issued and outstanding at December 31, 2003 and 12,970,000 shares issued and 12,900,000 shares
outstanding at December 31, 2004		2,185		6,485	6,265
Additional paid-in capital		139,871		135,513	130,916
Retained earnings		49,747		60,735	58,677
Loans to employees related to employee stock purchase plan		(2,972)		(908)	(877)
Treasury stock, 70,000 shares at December 31, 2004		-		(2,061)	(1,991)
Accumulated other comprehensive loss		-		(788)	(761)

Total stockholders’ equity		188,831		198,976	192,229

Total liabilities and stockholders’ equity	~~W~~	206,552	~~W~~	212,682	$205,470

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries Consolidated Statements of Operations Years ended December 31, 2002, 2003 and 2004

(in millions of Korean Won and in thousands of U.S. dollars, except per share data)

		2002		2003		2004	(Note 3) 2004
							(unaudited)
Net revenues
Online game subscriptions	~~W~~	27,765	~~W~~	48,667	~~W~~	46,041	$44,480
Royalties and license fees		383		8,270		8,204	7,926

Total net revenues		28,148		56,937		54,245	52,406
Cost of revenues		2,985		5,890		10,723	10,359

Gross profit		25,163		51,047		43,522	42,047
Operating expenses
Selling, general and administrative expenses		8,860		16,762		21,699	20,963
Research and development expenses		-		-		10,262	9,914

Operating income		16,303		34,285		11,561	11,170

Other income (expense)
Interest income		249		1,186		3,849	3,718
Foreign currency gains		13		1,071		3,987	3,852
Foreign currency losses		-		(367)		(17,267)	(16,682)
Currency forward transaction gains		-		-		12,357	11,937
Currency forward transaction losses		-		-		(153)	(147)
Others, net		(101)		49		(46)	(43)

Income before income tax expenses, equity in earnings (losses) of related equity investment and minority interest		16,464		36,224		14,288	13,805
Income tax expenses		2,303		5,501		1,846	1,783

Income before equity in earnings (losses) of related equity investment and
minority interest		14,161		30,723		12,442	12,022
Equity in earnings (losses) of related equity investment, net of taxes		(498)		5,179		2,461	2,378

Income before minority interest		13,663		35,902		14,903	14,400
Minority interest		-		110		206	198

Net income	~~W~~	13,663	~~W~~	36,012	~~W~~	15,109	$14,598

Earnings per share
Basic	~~W~~	1,793	~~W~~	3,798	~~W~~	1,169	$1.13

Diluted	~~W~~	1,793	~~W~~	3,796	~~W~~	1,169	$1.13

Weighted average number of shares outstanding
Basic		7,620,000		9,481,151		12,924,119	12,924,119

Diluted		7,621,815		9,486,556		12,927,206	12,927,206

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries Consolidated Statements of Changes in Stockholders' Equity Years ended December 31, 2002, 2003 and 2004

(in millions of Korean Won and in thousands of U.S. dollars, except number of shares)

	Common Shares		Common Stock		Additional Paid-in Capital		Retained Earnings		Loans to Employees Related to Employee Stock Purchase Plan		Treasury Stock		Accumulated Other Comprehensive Loss		Total

Balance at January 1, 2002	7,620,000	~~W~~	1,270	~~W~~	1,315	~~W~~	72	~~W~~	-	~~W~~	-	~~W~~	-	~~W~~	2,657

Amortization of deferred stock compensation	-		-		74		-		-		-		-		74
Net income	-		-		-		13,663		-		-		-		13,663

Balance at December 31, 2002	7,620,000		1,270		1,389		13,735		-		-		-		16,394
Issuance of common stock, net	5,490,000		915		138,413		-		-		-		-		139,328
Loans to employees related to employee stock purchase plan	-		-		-		-		(2,972)		-		-		(2,972)
Amortization of deferred stock compensation	-		-		69		-		-		-		-		69
Net income	-		-		-		36,012		-		-		-		36,012

Balance at December 31, 2003	13,110,000		2,185		139,871		49,747		(2,972)		-		-		188,831
Treasury stock purchase	(70,000)		-		-		-		-		(6,182)		-		(6,182)
Stock-split not applied to treasury stock	(140,000)		-		-		(4,121)		-		4,121		-		-
Stock-split	-		4,300		(4,322)						-		-		(22)
Loans to employees related to employee stock purchase plan	-		-		-		-		2,064		-		-		2,064
Amortization of deferred stock compensation	-		-		(36)		-		-		-		-		(36)
Comprehensive income:
Net income	-		-		-		15,109		-		-		-		15,109
Currency translation adjustments	-		-		-		-		-		-		(788)		(788)

Total comprehensive income															14,321

Balance at December 31, 2004	12,900,000	~~W~~	6,485	~~W~~	135,513	~~W~~	60,735	~~W~~	(908)	~~W~~	(2,061)	~~W~~	(788)	~~W~~	198,976

(Note 3)
(Unaudited)
	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Loans to Employees Related to Employee Stock Purchase Plan	Treasury Stock	Accumulated Other Comprehensive Loss	Total

Balance at December 31, 2003	13,110,000	$2,111	$135,128	$48,060	$(2,871)	$-	$-	$182,428
Treasury stock purchase	(70,000)	-	-	-	-	(5,972)	-	(5,972)
Stock-split not applied to treasury stock	(140,000)	-	-	(3,981)	-	3,981	-	-
Stock-split	-	4,154	(4,176)	-	-	-	-	(22)
Loans to employees related to
employees stock purchase plan	-	-	-	-	1,994	-	-	1,994
Amortization of deferred
stock compensation	-	-	(36)	-	-	-	-	(36)
Comprehensive income:
Net income	-	-	-	14,598	-	-	-	14,598
Currency translation adjustments	-	-	-	-	-	-	(761)	(761)

Total comprehensive income								13,837

Balance at December 31, 2004	12,900,000	$6,265	$130,916	$58,677	$(877)	$(1,991)	$(761)	$192,229

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries Consolidated Statements of Cash Flows Years ended December 31, 2002, 2003 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

		2002		2003		2004	(Note 3) 2004
							(unaudited)
Cash flows from operating activities
Net income	~~W~~	13,663	~~W~~	36,012	~~W~~	15,109	$14,598
Adjustments to reconcile net income
to net cash provided by operating activities
Depreciation and amortization		482		1,880		4,295	4,149
Provision for accrued severance benefits		635		859		1,347	1,301
Equity in losses (earnings) of related equity investment		709		(6,919)		(3,217)	(3,108)
Deferred income taxes		(633)		1,463		(2,117)	(2,045)
Other		142		(47)		(77)	(74)
Changes in operating assets and liabilities
Accounts payable and accrued expenses		1,517		485		308	297
Deferred income		3,084		728		662	640
Income taxes payable		2,378		1,712		(2,855)	(2,758)
Other current liabilities		145		82		292	282
Payment of severance benefits		(309)		(32)		(134)	(129)
Others		(3,286)		(2,367)		(1,107)	(1,073)

Net cash provided by operating activities		18,527		33,856		12,506	12,080

Cash flows from investing activities
Decrease (increase) in short-term financial
instruments		(7,992)		5,739		(2,775)	(2,681)
Investments in equity investment		(600)		-		-	-
Dividends from related equity investment		-		-		1,148	1,109
Purchase of property, equipment and intangible		(2,981)		(8,576)		(7,821)	(7,555)
Advance payments for buildings		(1,000)		-		-	-
Cash paid for acquisition, net of cash acquired		-		(206)		-	-
Decrease (increase) in leasehold and other deposits		(1,187)		144		(9,258)	(8,944)
Others, net		(57)		(742)		(194)	(187)

Net cash used in investing activities		(13,817)		(3,641)		(18,900)	(18,258)

Cash flows from financing activities
Issuance of common stock, net		-		139,328		-	-
Increase (decrease) in short-term borrowings		-		(88)		30	29
Acquisition of treasury stock		-		-		(6,182)	(5,972)
Repayment of leasehold deposits received		-		-		(812)	(784)
Loan to employees		-		(2,972)		2,064	1,994
Others		-		-		(22)	(21)

Net cash provided by (used in)
financing activities		-		136,268		(4,922)	(4,754)

Net increase (decrease) in cash and
cash equivalents		4,710		166,483		(11,316)	(10,932)
Cash and cash equivalents
Beginning of year		2,005		6,715		173,198	167,325

End of year	~~W~~	6,715	~~W~~	173,198	~~W~~	161,882	$156,393

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

1. Description of business

Webzen Inc. is engaged in developing and distributing online games principally in the Republic of Korea and in other countries within Asia. Webzen was incorporated on April 28, 2000. Webzen' s principal game product "MU" is a three-dimensional multi-player online role playing game first introduced in May 2001.

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

Principles of consolidation
The accompanying consolidated financial statements include the accounts of Webzen and its subsidiaries, (the "Company"). The equity method of accounting is used for unconsolidated investments in which the Company exercises significant influence. All other investments are accounted for using the cost method. All significant intercompany balances and transactions have been eliminated in consolidation.

Share and per share data
In June 10, 2004, the Company's Board of Directors approved a 3-for-1 stock split and transferred ~~W~~4,322 million of additional paid-in-capital into common stock. The par value of the Company's common stock remained at ~~W~~500 per share. The Company's shareholders received two additional shares for each share they owned on the record date of June 28, 2004. All share data has been restated to reflect the stock split for all periods presented. In relation to the stock-split, the Company charged ~~W~~22 million of stock issuance costs to additional paid-in capital. As a result, capital stock amount increased, and additional paid-in capital decreased by ~~W~~4,300 million from the stock-split.

The financial statements, including all share and per share data, except treasury stock, the number of options outstanding, and the number of American Depository Shares (“ADS”) have been restated as if the stock-split had occurred as of the earliest period presented. The stock split has not been applied to the treasury shares such that there are 70,000 treasury shares outstanding immediately prior to and after the stock split. Accordingly, the resulting 140,000 treasury shares that would have been created by the stock split have been cancelled, the Company has recorded a charge to retained earnings of ~~W~~

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

4,121 million. In addition, the stock split has not been applied to the number and par value of the Company’s ADS’s, or the number of stock options outstanding.

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

Restricted cash
As of December 31, 2003 and 2004, time deposits amounting to ~~W~~2,302 million and ~~W~~3,809 million are subject to withdrawal restrictions in relation to employee stock purchase plan and service contract, respectively and is included within other current assets in the accompanying consolidated balance sheets.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

Property and equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation for building, equipment, furniture and fixtures and purchased software is computed using the straight-line method over the following estimated useful lives.

Building	40 years
Computer and equipment	3~5 years
Furniture and fixtures	3~5 years
Software-externally purchased	3~5 years

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

Investment in related equity investment
The Company owns a 49% interest in 9Webzen Limited, Hong Kong. The business markets and distributes the Company’s online game in China. The Company has significant influence on the operations of the business, but does not control the decision making abilities of the entity. The Company accounts for the investment using the equity method. The Company presents its investment within other non-current assets on the accompanying balance sheets and its share of the investee’s earnings or losses in Equity in earnings (losses) of related equity investment on the accompanying consolidated statement of operations.

Capitalized software development costs
The Company capitalizes certain software development costs relating to online games that will be distributed to consumers through subscriptions or licenses. The Company accounts for software development in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expenses. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is available for sale. Technological feasibility is evaluated on a product-

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format.

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

Management judgments and estimates are used in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. Different estimates or assumptions could result in different reported amounts of capitalized product development costs, research and development expenses, or cost of revenues. If a revised game sales forecast is less than management's current game sales forecast, or if actual game usage is less than management's forecast, the Company could record charges to write-down software development costs previously capitalized.

Research and development expenses
Research and development expenses consist primarily of payroll, depreciation expense, other overhead expenses and the assets purchased for research and development purpose, until technological feasibility is reached. Research and development expenses in 2004, includes a charge for the acquisition of in-process research and development of ~~W~~7,028 million. In addition, research and development costs included in the cost of revenues for the years ended December 31, 2002, 2003 and 2004 amounted to ~~W~~818 million, ~~W~~1,647 million and ~~W~~1,922 million, respectively.

Advertising
The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~1,514 million, ~~W~~4,137 million and ~~W~~5,647 million for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company enters into marketing arrangements with independent distribution agents to distribute its MU online game product to internet cafes in Korea. Under the terms of these agreements, the Company remits monthly cash payments to the agents based upon cash collections for the previous month. These agreements are typically 12 months in duration. The Company accounts for the revenue from sales through its distribution agents at the gross sales price and records a marketing expense, or

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

sales commission, representing 20%, 23% and 23% for 2002, 2003 and 2004 of the gross selling price in accordance with the terms of the distribution agreement.

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

Foreign currency translation

The Company, including all of its subsidiaries, uses their local currencies as their functional currencies. The financial statements of the subsidiaries are translated into the Korean Won in accordance with SFAS 52, Foreign Currency Translation. All the assets and liabilities are translated to the Korean Won at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature, are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated comprehensive income (loss) of shareholders’ equity.

Foreign currency transactions

Gains and losses resulting from foreign exchanges transactions are included in foreign currency gains (losses) in other income (loss) in the accompanying consolidated statement of operations.

Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

For instruments that are not valued at fair value, unrealized valuation gains or losses are recognized at the time of settlement.

The Company entered into five currency forward contracts with various financial institutions in 2004 and there are no outstanding derivative contracts as of December 31, 2004. The Company settled the contracts at the terminal dates and recognized a transaction gain of ~~W~~12,357 million and a transaction losses of ~~W~~153 million for the year ended December 31, 2004, respectively.

Fair value of financial instruments

The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

Stock-based compensation

The Company follows the fair value recognition provisions of SFAS No. 123, Accounting for Stock Based Compensation. SFAS No. 123 defines a fair value method of accounting for an employee stock option or similar equity instrument. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized on a straight line basis over the service period, which is usually the vesting period. The Company uses a Black-Scholes model to determine the fair value of the award at the date of grant.

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

Reclassifications

Certain amounts in the 2002 and 2003 financial statements have been reclassified to conform to 2004 presentation.

Earnings per share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Recent Accounting Pronouncements

In December 2004, FASB issued SFAS 123(R), Share-Based Payment (revised 2004). This revision effects current practice in a number of ways, including the elimination of the alternative to use the intrinsic value method of accounting from Accounting Principles Board (“APB”) Opinion No. 25 that was provided in SFAS No. 123 as originally issued. This statement will be effective for the Company on January 1, 2006, and this will not have any impact upon adoption as the Company already uses the fair value model of SFAS 123.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB opinion No. 20, Accounting changes, and FASB statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will have no impacts upon adoption of this standard as no accounting changes or errors have occurred in the current period.

In December 2003, the FASB issued SFAS No. 132 (R), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 (R) requires that all new provisions and estimated future benefit payments shall be disclosed for all foreign plans and nonpublic entities, effective for fiscal years ending after June 15, 2004; and for interim-period disclosures, effective for quarters beginning after December 15, 2003. The adoption of SFAS No. 132 (R) did not have a significant impact on the Company’s financial position, results of operation or cash flows.

3. Convenience Translation into United Stated Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar ("US dollar") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,035.1 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2004. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

4. Property and equipment, net

Property and equipment as of December 31, 2003 and 2004 are as follows:

(in millions of Korean Won)		2003		2004

Land	~~W~~	2,194	~~W~~	2,612
Building		4,963		6,093
Computer and equipment		5,512		8,769
Furniture and fixtures		1,340		1,943
Software-externally purchased		1,199		2,544

		15,208		21,961
Less: accumulated depreciation and amortization		(2,201)		(4,867)

	~~W~~	13,007	~~W~~	17,094

Depreciation expense for the years ended December 31, 2002, 2003 and 2004, was ~~W~~431 million, ~~W~~1,651 million and ~~W~~2,823 million, respectively.

5. Investments in related equity investment

Summarized financial information for the Company's equity method investment, which is 9Webzen Ltd., as of and for the years ended December 31, 2003 and 2004 is as follows:

(in millions of Korean Won)		2003		2004

Financial position information of the equity investment
Current assets	~~W~~	32,643	~~W~~	17,185
Non-current assets		9,201		5,989
Current liabilities		27,947		9,251
Retained earnings		12,576		12,147
Total equity		13,897		13,923

Income statement information of the equity investment
Revenue	~~W~~	33,189	~~W~~	22,999
Gross profit		19,570		10,760
Operating income		13,891		4,407
Net income		14,048		5,787

The Company recorded ~~W~~5,179 million and ~~W~~2,461 million of the equity in earnings of related equity investment, net of income taxes, in 2003 and 2004, respectively. Retained earnings of the Company at December 31, 2004, included ~~W~~4,960 million related to undistributed earnings of unconsolidated affiliates.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

The initial term of the joint venture is ten years, and this may be extended under the same or new terms and conditions with the written consent of both parties at least six months prior to the expiration date. All intercompany profits and losses between the investor and the investee have been eliminated.

6. Acquisitions

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

The Company’s management has estimated the fair value of the assets acquired and liabilities assumed on the date of acquisition, as follows:

(in millions of Korean Won)
Cash and cash equivalents	~~W~~	186
Property and equipment		22
Other assets		10
Intangible assets		711

Total assets acquired		929

Current liabilities	~~W~~	196
Long term liabilities		25

Total liabilities acquired		221

Net assets acquired		708
Percentage of interest		55.4%

Total consideration	~~W~~	392

The Company has identified intangible assets relating to twelve online games and a right to operate a website, ‘handango.com’. These intangible assets were valued at ~~W~~ 711 million, and therefore there was no residual goodwill. The Company has estimated the useful life of these intangible assets to be two years. These intangible assets will be amortized on a straight line basis over that useful life and will be reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Amortization expense of these finite-lived intangible assets was ~~W~~177 million and ~~W~~534 million for the years ended December 31, 2003 and 2004.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

On May 6, July 30 and October 28, 2004, the Company acquired the assets of Delphieye Inc. (“Delphieye”), ROG Inc. (“ROG”) and LK7, including all rights to the game titles owned by Delphieye, all related tangible assets, and core development personnel, for ~~W~~4,000 million, ~~W~~3,000 million and ~~W~~1,000 million in cash, respectively.

The Company’s management has estimated the fair value of the assets acquired and liabilities assumed on the date of acquisition, as follows:

(in millions of Korean Won)
Property and equipment	~~W~~	81
Intangible assets		7,919

Total assets acquired	~~W~~	8,000

The aggregate fair values obtained exceeded the total purchase price of ~~W~~8,000 million, and this difference was applied to the Company’s intangible and non-current tangible assets on a pro-rata basis, such that the adjusted fair value of the assets acquired equaled the total purchase price.

An independent valuation was performed primarily using the income approach for valuing the intangible assets. As a result of the valuation, ~~W~~7,028 million was allocated to in-process research and development projects that had not reached technological feasibility and have no alternative future use.

The Company has estimated the useful life of these intangible assets to be one year. These intangible assets were amortized on a straight line basis over that useful life and amortization expense of these intangible assets was ~~W~~891 million including an impairment charge for the year ended December 31, 2004.

7. Accrued severance benefits

Accrued severance benefits as of December 31, 2003 and 2004 are as follows:

(in millions of Korean Won)		2003		2004

Balance at beginning of year	~~W~~	401	~~W~~	1,253
Increase due to Flux acquisition		25		-
Provisions for severance benefits		859		1,347
Severance payments		(32)		(134)

Balance at end of year	~~W~~	1,253	~~W~~	2,466

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

For years ended December 31,
2005	~~W~~	-
2006		-
2007		-
2008		-
2009		-
2010-2014		-

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

8. Guarantee deposits

In May 2003, the Company entered into an agreement to purchase building space located in Seoul, Korea. Concurrent with the purchase, the Company agreed to allow the existing tenant to continue to lease a portion of the purchased space until 2005. The former owner had received a leasehold guarantee deposit in the amount of ~~W~~1,937 million from the tenant in lieu of rental payments. When the Company agreed to purchase the building space from the former owner, it deducted the leasehold guarantee deposit amount from the purchase price and agreed to refund the deposit amount to the tenant upon the termination of the lease. In 2004, the Company repaid guarantee deposit of ~~W~~812 million to the tenant. In the Korean real estate market, guarantee deposits are often received in lieu of rental payments and are free of interest, typically utilized by the landlord for the duration of the lease, and returned to the tenant upon the termination of the lease.

9. Commitments and contingencies

The Company rents vehicles under operating leases, which expire at various times through 2007.

Future minimum lease payments for all operating leases at December 31, 2004, are as follows:

(in millions of Korean Won)
2005	~~W~~	64
2006		43
2007		15

	~~W~~	122

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

Rent expense incurred was approximately ~~W~~404 million, ~~W~~457 million and ~~W~~89 million for the years ended December 31, 2002, 2003 and 2004, respectively.

10. Stockholders’ equity

As of December 31, 2004, the Company is authorized to issue 40,000,000 shares, par value ~~W~~ 500 per share, in registered form, which consists of common shares, non-voting preferred shares and common shares convertible into non-voting preferred shares. The Common shares are convertible at a rate of one common share for one preferred share. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company's board of directors at the time of issuance. In addition, the Company is authorized to issue the non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

All of the outstanding shares are fully paid and are in registered form. No non-voting preferred shares or convertible common shares were issued or outstanding.

On May 21, 2003, the Company issued 2,880,000 shares of its common shares at ~~W~~10,667 per share to the public through an initial public offering in the Republic of Korea, which generated net proceeds of ~~W~~29,529 million. The common stock of the Company was registered with the Korea Securities Dealers Automated Quotations (“KOSDAQ”) on May 23, 2003. Concurrent with the offering, the Company established an employee stock purchase plan, permitting all of the Company's employees to purchase shares at the initial share price of ~~W~~10,667 on May 21, 2003. Subsequent purchases will be made at the fair value on the date of the acquisition. The Company is not required to and does not make any contributions to this plan. Members of the Company's employee stock purchase plan had pre-emptive rights to acquire up to 20% of the Company's shares in the initial public offering pursuant to the Korean Securities and Exchange Act. Pursuant to the employee stock purchase plan, 576,000 shares were issued to the employees at ~~W~~10,667 per share upon the initial public offering. Accordingly, no compensation expense was recognized. The Company's employees purchased a substantial portion of their shares through borrowings from banks and the Company.

On December 16, 2003, the Company issued 8,700,000 ADS representing 2,610,000 common shares at $11.17 per ADS to the public through an initial public offering in the United States, which generated net proceeds of ~~W~~109,799 million. The ADS of the Company was registered with the National Association of Securities Dealers Automated Quotation (“NASDAQ”) in the United States of America on December 16, 2003.

As of December 31, 2004, the Company provided ~~W~~2,400 million of its short-term financial instruments to banks as collateral for the employees' borrowings. The guarantees were given pursuant to the Company's employee stock purchase plan. As of December 31, 2004, the Company also provided interest-free loans to these employees worth ~~W~~908 million, which was deducted from equity. The Company cannot withdraw the collateralized financial investments until the employees' full payment of their loans. The employees are required to pay-off the loans over two years beginning June 25, 2004.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

Dividends

Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. During 2005, the Company declared and paid a dividend of 21.3% of net income totaling ~~W~~3,225 million.

Retained earnings

Retained earnings consist of the following as of December 31, 2003 and 2004:

(in millions of Korean Won)		2003		2004

Appropriated retained earnings
Reserve for business rationalization	~~W~~	118	~~W~~	118
Reserve for small and medium size enterprise investment		443		443
Unappropriated retained earnings		49,186		60,174

	~~W~~	49,747	~~W~~	60,735

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

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

11.Treasury stock

During 2004, the Company acquired shares of its common stock in connection with a stock repurchase program announced on March 29, 2004. That program authorizes the Company to purchase up to 70,000 shares of common stock from April 2, 2004 to July 1, 2004 on the open market. The Company purchased 70,000 shares of common stock in 2004 at an aggregate cost of ~~W~~6,182 million. The purpose of the stock repurchase program is to help stabilize the price of the Company’s common stock in its markets.

12. Stock purchase option plan

On July 10, 2002, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. On July 10, 2002, the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of ~~W~~1,394 per share. Each grant of 5,000 stock options to two employees were forfeited when they left the Company in 2003 and 2004.

The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years of continued employment. Upon vesting, options are exercisable between three to six years from the grant date.

The following table summarizes the stock options activity under the Plan:

	Weighted-Average Number of Stock Options	Exercise Price Per Share		Weighted Average Fair Value of Shares Granted

Stock options outstanding
as of December 31, 2002	14,000	~~W~~	1,394	~~W~~	27,682
Options granted	-		-		-
Options exercised	-		-		-
Options canceled/forfeited	(5,000)		1,394		27,682

Stock options outstanding
as of December 31, 2003	9,000		1,394		27,682
Options granted	-		-		-
Options exercised	-		-		-
Options canceled/forfeited	(5,000)		1,394		27,682

Stock options outstanding
as of December 31, 2004	4,000	~~W~~	1,394	~~W~~	27,682

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

The entire award vests at the end of three years. The exercise periods of the stock options are as follows:

Exercisable percentage

From July 10, 2005 to July 9, 2006	25%
From July 10, 2006 to July 9, 2007	25%
From July 10, 2007 to July 9, 2008	50%

100%

The total compensation expense relating to the remaining stock options granted on July 10, 2002, of ~~W~~127 million, is recognized over the remaining vesting period on a straight line basis. For the years ended December 31, 2002, 2003 and 2004, the Company recognized a compensation expense of ~~W~~74 million, ~~W~~69 million and a compensation benefit of ~~W~~37 million, respectively, for the shares granted. Stock compensation expenses and benefits are included in selling, general and administrative expenses for 2003, 2003 and 2004, respectively, in the statements of operations. There were no exercisable options at December 31, 2004.

The stock split did not result in a compensation charge due to modification of stock options.

The fair value for each option was estimated at the balance sheet date, using the Black Scholes’ option pricing model, with the following weighted average assumptions. There were no stock options granted in 2003 and 2004.

	2002		2003		2004

Expected dividend yield		- %		- %		- %
Risk-free interest rate		6.23%		- %		-%
Expected volatility		190.20%		- %		-%
Expected life (in years from vesting)	5.25 years			- years		- years
Fair value of stock	~~W~~	32,000	~~W~~	-	~~W~~	-

The fair value of the underlying common stock for the stock options granted in 2002 was based on the Company's initial public offering in Korea on May 20, 2003.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

13. Income taxes

Income tax expense consists of the following:

(in millions of Korean Won)	2002		2003		2004

Current
Domestic	~~W~~	2,583	~~W~~	5,548	~~W~~	3,990
Foreign		141		230		384

		2,724		5,778		4,374

Deferred
Domestic		(421)		(277)		(2,528)
Foreign		-		-		-

		(421)		(277)		(2,528)

Total income tax expense	~~W~~	2,303	~~W~~	5,501	~~W~~	1,846

The above table does not include income tax charges of ~~W~~1,740 million and ~~W~~756 million on its equity method investments for the years ended December 31, 2003 and 2004, as these amounts are presented net of tax in the accompanying statement of operations.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2003 and 2004 are as follows:

(in millions of Korean Won)		2003		2004

Current deferred income tax assets
Provision for bad debt allowance	~~W~~	660	~~W~~	868
Deferred income		206		186
Other		132		83

Total gross current deferred income tax assets		998		1,137
Less valuation allowance		-		-

Net current deferred income tax assets	~~W~~	998	~~W~~	1,137

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

(in millions of Korean Won)		2003		2004

Non-current deferred income tax assets (liabilities)
Deferred income	~~W~~	85	~~W~~	56
Equity method investment		(1,529)		(1,938)
Provisions for severance benefits		194		433
Depreciation and amortization		(405)		(308)
Translation adjustments		-		268
Research and development costs		-		2,142
Reserve for small and medium size enterprise investments		(115)		(112)
Other		48		460

Total gross non-current deferred income tax assets (liabilities)		(1,722)		1,001
Less valuation allowance		-		(475)

Net non-current deferred income tax assets (liabilities)	~~W~~	(1,722)	~~W~~	526

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that it was more likely than not, that the Company would not realize its deferred tax assets arising from the operations of its subsidiaries at December 31, 2004 and recorded a valuation allowance of ~~W~~475 million on its deferred tax assets.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2004. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.

Currently, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. For the year 2005, the Company is entitled to a reduced tax rate of 24.75% by virtue of the Special Tax Treatment Control Law of Korea, which is 90% of the statutory tax rate and applied to certain small and medium size companies. For the year 2006, since the tax exemptions for the small and medium size companies has been expired in 2005 and does not extend to 2006, the Company expects to be subject to the higher statutory tax rate of 27.5% . Accordingly, deferred income taxes as of December 31, 2004 were calculated based on the rate of 24.75% and 27.5% for the amounts expected to be realized during fiscal year of 2005 and fiscal years beginning January 1, 2006, respectively.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

(in millions of Korean Won)	2002		2003		2004

Taxes at Korean statutory tax rate	~~W~~	4,890	~~W~~	10,758	~~W~~	4,244
Income tax exemption		(2,445)		(5,379)		(2,122)
Nondeductible items		10		30		16
Change in statutory tax rate		(162)		(58)		(872)
Change in valuation allowances		-		-		475
Others		10		150		105

Total income tax expense	~~W~~	2,303	~~W~~	5,501	~~W~~	1,846

14. Earnings per share

The components of basic and diluted earnings per share were as follows:

(in millions of Korean Won, except number of common shares and per share amounts)	2002		2003		2004

Net income available for common
stockholders (A)	~~W~~	13,663	~~W~~	36,012	~~W~~	15,109
Weighted average outstanding shares
of common stock (B)		7,620,000		9,481,151		12,924,119
Dilutive effect of employee stock options		1,815		5,405		3,087

Common stock and common stock
equivalents (C)		7,621,815		9,486,556		12,927,206

Earnings per share
Basic (A/B)	~~W~~	1,793	~~W~~	3,798	~~W~~	1,169

Diluted (A/C)	~~W~~	1,793	~~W~~	3,796	~~W~~	1,169

15. Related party transactions

During the normal course of business, the Company recognized ~~W~~6,758 million and ~~W~~5,215 million as royalties and license revenue from related equity investment in 2003 and 2004, respectively. Royalty revenues from the Company's license are recognized on a monthly basis after the licensee confirms its revenues based on the actual hours of services sold during the prior month. Also, related accounts receivable and deferred income amounted to ~~W~~228 million and ~~W~~471 million, ~~W~~441 million and ~~W~~322 million as of December 31, 2003 and 2004, respectively. In addition, related other accounts receivable amounted to ~~W~~1,034 million as of December 31, 2004.

Webzen Inc. and subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2004

As of December 31, 2003 and 2004, the Company provided loans to employees for housing and employee stock ownership plan amounting to ~~W~~86 million and ~~W~~468 million, ~~W~~2,972 million and ~~W~~908 million, respectively. Short-term financial instruments amounting to ~~W~~2,302 million and ~~W~~2,400 million are subject to withdrawal restrictions in relation to bank loans of employees as of December 31, 2003 and 2004, respectively.

16. Subsequent event

On January 20, 2005 and April 14, 2005, the Company granted stock options to its directors and employees to purchase 118,800 shares and 24,500 shares of the Company’s common stock at an exercise price of ~~W~~24,100 per share, respectively.

In addition, on January 21, 2005, the Company has established a subsidiary in the U.S.(“Webzen America Inc.”) with capital stock amount of $0.5 million.

On February 15, 2005, the Company entered into game development and publishing contract with Real Time Worlds Ltd. The Company will pay development costs in installments for the following two years starting from 2005.

Subsequent to December 31, 2004, the Company acquired 210,000 shares of its common stock, amounting to ~~W~~3,547 million.

17. Supplemental cash flow information and non-cash activities

(in millions of Korean Won)	2002		2003		2004

Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	440	~~W~~	4,133	~~W~~	7,574
Fair value of assets acquired		-		514		8,000
Less liabilities assumed		-		(122)		-

Cash paid		-		392		8,000
Less: Cash acquired		-		(186)		-
Net cash paid	~~W~~	-	~~W~~	206	~~W~~	8,000

Supplemental non-cash activities
Guarantee deposits	~~W~~	-	~~W~~	1,937	~~W~~	-

Advance payment for building	~~W~~	-	~~W~~	1,000	~~W~~	-

Undistributed dividends from 9Webzen	~~W~~	-	~~W~~	-	~~W~~	1,034

Exhibits

1.1		Articles of Incorporation Amended on March 26, 2004 (English translation)

2.1	*	Form of Common Share Certificate (English translation)

2.2	**	Form of ADR

2.3	*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4	***	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated February 3, 2004

2.5	****	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts

4.1	*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Limited

4.2	*	License Agreement, dated September 10, 2002, between the registrant and 9Webzen Limited

4.3	*	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)

4.4	*	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.

4.5	*	Office Purchase Agreement, dated July 31, 2002, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.6	*	Office Purchase Agreement, dated March 5, 2003, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.7	*	Lease Agreement, dated April 25, 2003, between the registrant as tenant and Ho Jeong as landlord (English Summary)

4.8	*	Internet Content Service Agreement, dated January 15, 2001, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd and Shanghai Jiucheng Information Technology, Ltd. (English Translation)

4.9	*	Internet Content Service Agreement, dated February 1, 2003, between 9Webzen (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd. (English Translation)

4.10	*	Service Agreement, dated February 15, 2003, between The 9 Computer Technology Consulting (Shanghai) Co. Ltd. and 9Webzen (Shanghai) Co., Ltd.

4.11	†	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

8.1		List of Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	†	Code of Ethics (English Translation)

12.1		Certifications of Chief Executive Officer required by Rule 13a-14(a) (included on the signature pages hereto)

12.2		Certifications of Chief Financial Officer required by Rule 13a-14(a) (included on the signature pages hereto)

13.1		Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b) (included on the signature pages hereto)

99.1		Calculation of Basic and Diluted Earnings Per Common Share and ADS

*	Incorporated by reference to the exhibits to the registration statement on Form F-1 (File No. 333-110321).

**	Incorporated by reference to the exhibits to Form F-6 filed on June 20, 2005.

***	Incorporated by reference to the exhibits to Form F-6 filed on February 3, 2004.

****	Incorporated by reference to the exhibits to Form F-6 filed on July 16, 2004.

†	Incorporated by reference to the exhibits to the annual report on Form 20-F filed on June 25, 2004.