Form 20-F
period 2005-12-31
WEBZEN INC
filed 2006-06-30
CIK 1266467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

(1) Common shares, par value ~~W~~500 per share (“Shares”)	The Nasdaq National Market*
(2) American Depository Shares (“ADSs”), each of which represents three tenths of a common share	The Nasdaq National Market

*Not for trading, but only in connection with the registration of American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2005, 12,289,302 Shares and 7,695,470 ADSs are outstanding.

Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☒	No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17	☐	Item 18 ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	☐	No ☒

2

i

CERTAIN DEFINED TERMS, CONVENTIONS AND
PRESENTATION OF FINANCIAL INFORMATION

Unless the context otherwise requires, references in this annual report to:

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“Government” are to the government of the Republic;

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Taiwan” are to Taiwan, the Republic of China;

•	“U.S.” or the “United States” are to the United States of America;

•	“Webzen,” “we,” “us,” “our,” or “our company” are to Webzen Inc.;

•	“Won” or “~~W~~” are to the currency of the Republic;

•	“U.S. dollars,” “$” or “US$” are to the currency of the United States;

•	“Renminbi” or “RMB” are to the currency of China;

•	“NT dollars” are to the currency of Taiwan; and

•	“Yen” or “¥” are to the currency of Japan.

     The consolidated financial statements of Webzen have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Won.

     For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2005 which was ~~W~~1,010.0 to US$1.00.

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

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

3.A. Selected Financial Data

     The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report.

As of and for the years ended December 31		2001		2002		2003		2004		2005	2005(1)

Statement of operations data:		(in millions of Won and thousands of US$, except per share data)									(unaudited)
Online game subscriptions	~~W~~	1,406	~~W~~	27,765	~~W~~	48,667	~~W~~	46,041	~~W~~	26,830	$26,564
Royalties and license fees		10		383		8,270		8,204		4,816	4,769
Total net revenues		1,416		28,148		56,937		54,245		31,646	31,333
Cost of revenues		172		2,985		5,890		10,723		12,815	12,688
Gross profit		1,244		25,163		51,047		43,522		18,831	18,645
Selling, general and administrative expenses		1,020		8,860		16,762		21,699		26,763	26,500
Research and development expenses		—		—		—		10,262		20,282	20,082
Operating income (loss)		224		16,303		34,285		11,561		(28,214)	(27,937)
Interest income		8		249		1,186		3,849		4,747	4,700
Other income (expense)		4		(88)		753		(1,122)		(213)	(210)
Income (loss) before income tax expenses (benefit),
equity in earnings (loss) of related equity investment
and minority interest		236		16,464		36,224		14,288		(23,680)	(23,447)
Income tax expenses (benefit)		45		2,303		5,501		1,846		(5,507)	(5,452)
Income (loss) before equity in earnings (loss) of related
equity investment and minority interest		191		14,161		30,723		12,442		(18,173)	(17,995)
Equity in earnings (loss) of related equity investment,
net of taxes		—		(498)		5,179		2,461		(664)	(657)
Income (loss) before minority interest		191		13,663		35,902		14,903		(18,837)	(18,652)
Minority interest		—		—		110		206		33	34
Net income (loss)		191		13,663		36,012		15,109		(18,804)	(18,618)
Earnings (loss) per share:(2)
Basic		27		1,793		3,798		1,169		(1,497)	(1.48)
Diluted(3)		27		1,793		3,796		1,169		(1,497)	(1.48)
Earnings (loss) per ADS(2)(4)
Basic		8		538		1,139		351		(449)	(0.44)
Diluted(3)		8		538		1,139		351		(449)	(0.44)
Dividends declared per share		—		—		—		—		250 (5)	—
Weighted average number of shares outstanding: (2)
Basic		7,022,223		7,620,000		9,481,151		12,924,119		12,563,892	12,563,892
Diluted(3)		7,022,223		7,621,815		9,486,556		12,927,206		12,563,892	12,563,892
Balance sheet data:
Cash and cash equivalents		2,005		6,715		173,198		161,882		121,739	120,534
Short-term financial instruments		50		8,043		2,304		4,925		3,525	3,491
Total assets		4,327		25,989		206,552		212,682		185,685	183,846
Total liabilities		1,670		9,595		17,515		13,706		17,406	17,233
Common stock		1,270		1,270		2,185		6,485		6,485	6,421
Total stockholders’ equity		2,657		16,394		188,831		198,976		167,412	165,755

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,010.0 to US$1.00, the noon buying rate in effect on December 31, 2005 as announced by the Federal Reserve Bank of New York.

(2)	All share and per share data have been restated as if the 3-to-1 stock split in June 2004 had occurred as of the earliest period presented. The stock split did not affect the number and par value of our American Depository Shares (“ADS”), or the number of the stock options.

(3)	For further information on historical financial statement effects of stock option issuances, see note 14 to the notes to our audited financial statements as of and for the years ended December 31, 2004 and 2005.

(4)	Based on earnings per share. Each ADS represents three-tenths of a common share.

(5)	The record date for the dividend payment was December 31, 2004.

Exchange Rates

     Fluctuations in the exchange rate between Won and U.S. dollars will affect the U.S. dollar equivalent of the Won price of our common shares on The Korea Exchange, Inc. (“KRX”) KOSDAQ Market (“KOSDAQ”) and, as a result, will likely affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

     In certain parts of this annual report, we have translated Won amounts into U.S. dollars for the convenience of investors. Unless otherwise stated, the rate we used for the translation was ~~W~~1,010.0 to US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2005. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Year ended December 31,	At the end of period	Average rate(1)	High	Low

		(Won per US$1.00)
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,193.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006 (through May 31)	945.3	957.9	1,002.9	927.4

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

Month ending	At the end of period	High	Low

	(Won per US$1.00)
December 31, 2005	1,010.0	1,036.9	1,009.0
January 31, 2006	958.9	1,002.9	958.9
February 28, 2006	970.9	976.3	962.0
March 31, 2006	971.4	981.9	966.8
April 30, 2006	942.8	970.4	939.6
May 31, 2006	945.3	951.5	927.4

3.B. Capitalization and Indebtedness

      Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

      Not applicable.

3.D. Risk Factors

Risks Related to Our Business

   If we do not meet our product development schedules, our operating results will be adversely affected.

     We have a line of new games and services that we plan to launch from the third quarter of 2006 through year 2008. Soul of the Ultimate Nation (SUN) is scheduled to be launched during the third quarter of 2006. Kingdom of Warriors (Il Ki Dang Chun) and Wiki are scheduled for release by the end of 2006, Parfait Station and Huxley by the end of 2007, and All Points Bulletin (“APB”) during 2008. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of development teams required by the increasing complexity of our products and the need to refine and tune our products prior to their release. We have in the past experienced development delays of our products. Failure to meet anticipated production or commercialization schedules may cause a shortfall in our revenue, adversely affect our profitability and cause our operating results to be materially different from expectations. In addition, the perceived or actual delay of our launch schedules has in the past and will likely in the future have a negative affect on the price of our ADS.

Our business is intensely “hit” driven. If we fail to deliver “hit” products or if consumers prefer our competitors’ products over our own, our operating results could suffer.

     While many new online game products are regularly introduced, only a relatively small number of “hit” titles account for a significant portion of total net revenue in our industry. Hit products published by our competitors may take a larger share of the online gaming market than we anticipate, which could cause our product sales to fall below our expectations. If our competitors develop more successful products, offer competitive products at lower prices, or if we do not continue to develop consistently high-quality and well-received products, our revenue, margins, and profitability will decline.

     In addition, our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our games and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and are difficult to predict.

   We currently depend on one game, MU, for substantially all of our revenue.

     Substantially all of our revenues and profits are currently derived from a single online game, MU. The number of peak concurrent users of MU and corresponding subscription fees and license fees decreased in all of our markets including Korea and Asia during 2005 and the first quarter of 2006. We expect that the number of peak concurrent users of MU will continue to decrease as the game has reached its declining stage and users switch to newly introduced games and other massively-multiplayer online-games (“MMOGs”). However, our dependence on MU will continue until at least the third quarter of 2006 when we expect to commence generating revenues from Soul of the Ultimate Nation (SUN). MU revenue is expected to continue to decline and any further delays in the launch schedule of our new games, program or technical error, server or network interruption, failure to appeal to customers, or any other adverse developments could materially and adversely affect our future results of operations and have a negative effect on the price of our common shares and ADSs.

We may not be able to maintain our profitability or financial or operational success as markets in which we operate are highly competitive.

     Competition in our industry is intense and we expect new competitors to continue to emerge. There are over 100 companies in Korea alone that are dedicated to developing and/or operating online games. Our competitors in the massively-multiplayer online role-playing game industry vary in size from small companies to very large companies with dominant markets shares such as Blizzard and NCsoft. Chinese game developers have also developed and launched new games, some of which are tailored to local needs and tastes, and have been successful. We also compete with online casual game and game portal companies such as NHN, Nexon and CJ Internet. In addition, we may face stronger competition from console game companies, such as Sony, Microsoft and Nintendo, many of which have expanded their game services and offerings to enable console games to be played over the Internet. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote resources to design and develop new games, undertake extensive marketing campaigns, adopt aggressive pricing policies, pay high compensation to game developers or compensate independent game developers to the same degree as certain of our competitors. In markets outside Korea we may not be able to provide games that are as customized to the taste and preference of local customers. In addition, increased competition in the online game industry may also reduce the number or growth rate of our subscribers, the average number of hours played by our subscribers, our license fee revenue or our subscription fees. All of these competitive factors may adversely affect our cash flows, operating margins and profitability.

   Up-front costs of launching new products may adversely affect our profitability for the next several quarters.

     In 2005 we incurred significant up-front game development and marketing costs, and we expect to continue to do so in 2006. Some of the games we expect to launch in the future will have taken over two years from the development stage until commercial launch. As revenue trails these up-front expenses, if our newly developed games are not successful we may not be able to recoup these up-front costs and our business and results of operations may be adversely affected. In order to develop these new games we have significantly increased our research and development expenses. The number of our employees who work on game development and system engineering increased from 274 as of December 31, 2004 to 585 as of December 31, 2005. In addition, advertising costs have also increased in connection with the launch of these new games. Our advertising and promotions costs increased from ~~W~~5,647 million in 2004 to ~~W~~8,176 million in 2005. As a result, we expect to experience significant increases in costs and expenses in the near future, with lagging corresponding revenue increases, if any. If these trends were to continue, our profitability and liquidity will be adversely affected.

We have identified certain material weaknesses with respect to our internal control over financial reporting and, if we fail to remedy these deficiencies, investor confidence and the market price of our ADSs may be adversely affected.

     We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2005 and determined that our disclosure controls and procedures were not effective as of that date to achieve their intended objectives due to material weaknesses in our internal control over financial reporting. See “Item 15. Controls and Procedures” for a more detailed discussion. Although we are continuing to remediate the deficiencies we have identified, if we fail to effectively address these deficiencies and otherwise continue to improve our internal control over financial reporting, we may be unable to provide timely and accurate financial information, investors could lose confidence in our reported financial information and the trading price of our securities could be adversely affected.

     In addition, we will be required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”), to include a report by our management on our internal control over financial reporting in our future annual reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting, and our independent auditors will be required to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ended December 31, 2006, unless the SEC extends the application date. We have been and are continuing to evaluate our internal control systems to allow our management to report on, and our auditors to attest to, our internal control over financial reporting. As of December 31, 2005, we identified material weaknesses in our internal control over financial reporting. If we cannot remedy these weaknesses or if the assessment of our internal control over financial reporting otherwise identifies material weaknesses that must be disclosed in future annual reports on Form 20-F, we may receive an attestation with an adverse opinion from our independent auditors as to the adequacy of our internal control over financial reporting. Such an opinion could reduce confidence in our financial statements and negatively affect the price of our securities.

Rapid technological change may limit our ability to recover game development costs and adversely affect our future revenues and profitability.

     The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their market acceptance, and make substantial game development and related investments. In addition, new technologies in online game programming or new platforms such as the game consoles planned to be introduced to the market later this year could render MU or other online games that we expect to develop in the future less attractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability.

If we fail to retain and hire skilled and experienced game developers or other key personnel in order to design and develop new online games and additional game features, we may be unable to achieve our future business objectives.

     In order to maintain our competitiveness in the future, we will need to continue to attract and retain skilled and experienced online game developers. None of our current senior technical officers or staff members is bound by non-competition agreements and any of them could decide to resign or work for our competitors at any time without any contractual restriction. Moreover, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. Overall, we may not be able to attract or retain the qualified game developers or other key personnel that we will need in order to achieve our business objectives. In addition, as we are still a relatively young company with rapid growth since our establishment, our ability at times to train and integrate new employees into our operations may not meet the growing demands of our business.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

     Our games may contain errors or flaws that become apparent only after their release, particularly as we seek to develop and launch new games under tight time constraints. We believe that if our subscribers have negative experiences with our games, they may be less inclined to commence, continue or resume subscriptions with us or recommend our games to other potential subscribers. Undetected programming errors and game defects can harm our reputation, cause our subscribers to terminate subscriptions with us, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations and have a negative effect on the price of our common shares and ADSs.

Unexpected network interruptions caused by system failures or other external factors may lead to subscriber and revenue reductions and harm our reputation.

     Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain subscribers. Any server interruptions, breakdowns or system failures, including failures attributable to sustained power shutdowns, efforts to gain unauthorized access to our systems, loss or corruption of data or malfunctions of software or hardware, or other events outside our control that could result in a sustained shutdown of all or a material portion of our services could adversely impact our ability to service our subscribers.

     We have detected the emergence of several illegal game servers in China, through which users have played a pirated version of our game without paying a fee. The pirated version available on these servers significantly differs from the service currently available to our paying users in terms of content, game play, and game stability. Working with both Korean and Chinese regulators, we continue to pursue legal and technological counter-measures against these hacking activities and, since March 2004, we have been installing new patches and updates to MU in order to further differentiate our game from the pirated version. Although we expect that through continued updates to MU the pirated versions will eventually become obsolete, our revenues and results of operations in China may continue to be materially and adversely affected by software piracy. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, hackings and similar events.

   There are risks associated with our business strategy of growth through acquisitions and investments.

     Although we intend to acquire game development companies, technologies and personnel that are complementary to our existing business, our ability to grow through such acquisitions or investments or hiring will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the online game industry to consolidate in the future, we may face significant competition in executing our growth strategy. We also lack experience in identifying, financing and completing acquisition or investment transactions. The benefits of an acquisition or investment may also take considerable time to materialize and we cannot guarantee that any particular acquisition or investment will produce the intended benefits. In addition, we may be forced to forego opportunities to acquire minority interests in companies that could be important to our business strategy in order to maintain compliance with the provisions of the United States Investment Company Act of 1940, as amended (the “Investment Company Act”).

     Acquisitions or investments and integration of new personnel also involve other risks, including:

•	potential entry into markets in which we may have limited or no experience;

•	diversion of management attention from our core business; and

•	difficulties in assimilating acquired businesses or personnel or in realizing projected efficiencies, cost savings and synergies.

We may be subject to future intellectual property rights claims relating to our online games, which could result in substantial costs and diversion of our financial and management resources.

     Certain of our employees were previously employed at other online game development companies, including certain of our current or potential competitors. To the extent these employees have been involved in our research similar to that which they were involved in at their former employers, we may inadvertently become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information belonging to those former employers. Third parties may also sue us for patent, trademark or other intellectual property infringement in relation with our products. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures would be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

   We may not be able to adequately protect our intellectual property rights, which could decrease our competitiveness.

     We regard our proprietary software, domain names, trade names, trademarks and similar intellectual properties as critical to our success. We rely on a combination of copyrights, service marks and patents to protect our intellectual property rights. Policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. We cannot be certain of our ability to prevent misappropriations of our technology in Korea, China and other countries where intellectual property protection laws may not be as robust as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

   Further contractions in the Internet cafe industry in Korea may affect our ability to successfully launch new online games.

     According to the reports issued by the Korean Game Development and Promotion Institute (“KGDI”), the number of Internet cafes in Korea is in a declining trend in recent years. Intensifying competition and more widespread availability of personal computers (“PCs”), in Korean homes could trigger further declines in the number of Internet cafes. Since most loyal online game players tend to play in Internet cafes, future reductions in the number of Internet cafes operating in Korea or in other markets could adversely affect our ability to target a core group of potential customers for new games.

   Certain major shareholders have substantial control over us and could delay or prevent a change in corporate control.

     As of December 31, 2005, our executive officers and directors beneficially owned, in the aggregate, approximately 19.8% of our outstanding common shares. As a result, these shareholders exert significant control over all matters requiring shareholder approval, including but not limited to the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of Webzen on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in Korea may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

We believe that we were a passive foreign investment company (“PFIC”) for 2005, which has certain adverse U.S. federal income tax consequences to holders of common shares and ADSs.

     In general, we will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income. Based on the price of our common shares and ADSs during our 2005 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe we were a PFIC for our 2005 taxable year. Further, there is a significant risk that we will be a PFIC for our 2006 taxable year, and we may be a PFIC for any future taxable year.

     If we are a PFIC for any year that you hold common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to you, including recharacterization of gains realized on the disposition of, and certain dividends received on, the common shares or ADSs as ordinary income earned pro rata over your holding period for such common shares or ADSs, taxed at the maximum rates applicable during the years in which such income is treated as earned, and subject to punitive interest charges for a deemed deferral benefit. You should consult your own tax advisor with respect to our potential PFIC status and the consequences to you. See “Item 10. Additional Information – 10.E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

We may be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company as defined under the Investment Company Act.

     Generally, a company is not required to register under the Investment Company Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than those of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.

     We believe that we are engaged primarily and directly in the businesses of providing online game services and that less than 40% of the fair market value of our assets is represented by investment securities and, consequently, that we are not an investment company as that term is defined under the Investment Company Act. However we are, and may continue to be, required to take actions to avoid the requirement to register as an investment company. As a result, we may need to continue to hold a significant portion of our assets and invest portions of our cash flows in low-yielding investments to maintain compliance with the Investment Company Act. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our business strategy.

     The Investment Company Act also contains substantive regulations with respect to investment companies including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, be effectively precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings, and contracts to which we are a party might be rendered unenforceable or subject to rescission.

   We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

     Online theft of customer information and other personal data used for online transactions can seriously harm online businesses. For instance, in February 2006, it was discovered that hundreds of thousands of accounts for NCsoft’s “Lineage I” and “Lineage II” games were opened without the permission of the account owners. The personal data to open these accounts were illegally obtained by hackers that possessed personal information such as names and resident ID numbers stolen from large portal sites, online communities and internet shopping malls. Some of the people who reported that their stolen IDs were used to open player accounts with NCsoft games subsequently sued NCsoft for damages.

     In some countries, the payments of subscription fees for online games or purchases of prepaid card points are conducted through websites. When conducting such online transactions, secured transmission of confidential information (such as credit card data and personal information and billing addresses) over public networks is essential to maintain consumer confidence.

     Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation with customers.

Our online games may be subject to government restrictions or ratings systems, which could delay or prohibit the release of new games or reduce the existing and potential range of our customer base.

     Legislation is periodically introduced in Korea by government agencies to establish a system for protecting consumers from the influence of graphic violence and sexually explicit material contained in various types of games. Korean law also requires online game companies to obtain ratings classifications and implement procedures to restrict the distribution of online games to certain age groups. See “Item 4. Information on the Company — 4.B. Business Overview — Laws and Regulations.” Similar mandatory ratings systems and other regulations affecting the content and distribution of our games have also been adopted in China and other markets. In the future we may be required to modify our game content or features or alter our marketing strategies to comply with new government regulations or new ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential range of our customer base. Moreover, uncertainties regarding government restrictions or ratings systems applicable to our business could give rise to market confusion, thereby adversely affecting our business or the prevailing price of our common shares or ADSs.

Risks Related to Our Overseas Operations

   Foreign operations are subject to different business, political and economic risks.

     For the year ended December 31, 2005, our license and royalty revenues from operations outside of Korea, including China, Taiwan, Thailand, Japan, the Philippines and Vietnam comprised 15.2% of our total net revenues. Foreign operations are subject to inherent risks, including disputes with joint venture partners or licensees, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retraining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in Won in our financial statements.

Risks Specific to Our Operations in China

As our Hong Kong joint venture partner and its affiliates distribute other online games in China, there is a risk that it may pursue business opportunities that conflict with our business interest in China.

     As GameNow.net (Hong Kong), Ltd. (“GameNow”) and its affiliates distribute other online games in China, there is a risk that it may pursue business opportunities that conflict with our business interests in China. For example, The9, Ltd. (“The9”), the parent of GameNow, formed a joint venture with a Singaporean company to distribute Blizzard Entertainment’s World of Warcraft (“WoW”) in China. WoW is an MMOG that directly competes with MU. The joint venture commenced commercial service of WoW in China in the second quarter of 2005. The9 also signed a license contract with Hanbitsoft, another competitor, to distribute “Hellgate: London” in China. “Hellgate: London” is an online first person shooter (“FPS”) developed by Flagship Studios. In the process, some of 9Webzen’s employees were transferred to The9 to work on The9’s various other projects, including WoW. If GameNow and its affiliates focus on matters that conflict with our business interests or devote less of their attention to servicing and marketing MU, our business operations in China may be adversely affected.

9Webzen (Shanghai) relies on Shanghai IT for certain operating licenses and The9 Computer for the collection of revenues in China. If The9 Computer or Shanghai IT fails to perform its contractual obligations, our business operations in China may be adversely affected.

     Various regulations in China currently prevent 9Webzen Information Technology (Shanghai) Co., Ltd. (“9Webzen (Shanghai)”) from holding certain operating licenses required in China to provide the MU online game over the Internet. In light of such restrictions, 9Webzen (Shanghai) offers and distributes the MU game through

Shanghai Jiucheng Information Technology Co., Ltd. (“Shanghai IT”), which currently owns the Internet content provider license and the Internet culture and publishing licenses and operates a Chinese portal through which MU is offered in China. Shanghai IT is a Chinese company controlled by several PRC nationals who are also shareholders of our joint venture partner, GameNow. Although we believe that our current structure is in compliance with Chinese laws and regulations, there can be no assurance that Chinese authorities will agree with our interpretation.

     In addition, 9Webzen (Shanghai) has entered into an agreement with The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”) for the collection of sales revenues derived from the sale of prepaid debit cards through retail distribution outlets and online credits through Internet cafes. The9 Computer receives the sales revenues and is responsible for remitting royalty payments on behalf of 9Webzen (Shanghai) to 9Webzen, Ltd. (“9Webzen”) and for remitting the remainder of the funds it collects, net of a 5% commission and withholding and business taxes, to 9Webzen (Shanghai). The9 Computer is GameNow’s wholly-owned subsidiary, over which we do not exercise any control.

     Our reliance on third parties that we do not control in connection with holding the required licenses for the distribution of MU and collecting revenues in China exposes us to certain risks that we would not encounter if we exercised direct control over such activities. If either Shanghai IT or The9 Computer fails to perform its contractual obligations with 9Webzen (Shanghai), becomes bankrupt, suffers from management or other problems in its business or is otherwise unable to make the required payments, 9Webzen’s business operations in China and its ability to collect revenues from China may be adversely affected.

Certain activities in China by 9Webzen (Shanghai) or certain changes in Chinese legal regulations affecting the payment of dividends by 9Webzen (Shanghai) may adversely affect our ability to realize earnings from China.

     9Webzen is a holding company with no significant assets other than its wholly-owned subsidiary 9Webzen (Shanghai). As a result, the primary source of revenue for 9Webzen consists of dividend payments from 9Webzen (Shanghai). If 9Webzen (Shanghai) incurs debt on its own behalf in the future, the instruments governing the debt may restrict 9Webzen (Shanghai)’s ability to pay dividends or make other distributions to 9Webzen, which in turn would limit 9Webzen’s ability to pay dividends to us. Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, 9Webzen (Shanghai) is also required to set aside a portion of its net income each year to fund certain reserve funds. We expect that 9Webzen (Shanghai) has allocated a certain portion of its net income to fund these reserve funds. These reserves are not distributable as cash dividends. If 9Webzen (Shanghai) were to be restricted from paying dividends to 9Webzen, our ability to realize earnings from China would be adversely affected.

Currency restrictions in China may limit the ability of 9Webzen (Shanghai) or The9 Computer to obtain and remit foreign currency to 9Webzen from China, which would adversely affect our financial condition and liquidity.

     The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in some cases, the remittance of currency out of China. Under current foreign exchange control regulations, shortages in the availability of foreign currency may restrict the ability of 9Webzen (Shanghai) to pay dividends to 9Webzen or pay license fees to 9Webzen through The9 Computer in U.S. dollars. Restrictions on our ability to receive license fees, dividends and other payments from 9Webzen (Shanghai) would adversely affect our financial condition and liquidity.

9Webzen (Shanghai) and our business may be adversely affected by complexity, uncertainties and changes in the regulation of the Internet business and companies in China.

     The Chinese government heavily regulates its Internet sector including the legality of foreign investment in the Internet sector, Internet content and licensing and permit requirements for companies in the Internet industry. Because these laws, regulations and legal requirements with regard to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. Newly adopted Chinese laws and regulations may require companies in the Internet industry to obtain additional licenses and permits other than those we currently have. We cannot assure you that we will be able to obtain these new licenses and permits in a timely manner, if at all. In addition, the Chinese legal system is a civil law system in which decided legal cases may be cited for reference but have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability.

     For example, in 2004, the Chinese government imposed a stringent screening process to approve import applications of online games developed overseas. Although no established quota or specific regulation relating to foreign online game companies exists at this time, the Chinese authorities have expressed a commitment to support the development of its domestic online game companies.

     Both the general trend of stricter Internet regulation and any particular targeting of online game service providers by the Chinese government authorities in the future could reduce our revenues and earnings from China. In addition, the interpretation and application of existing Chinese laws, regulations and policies and the possible new laws, regulations or policies have created substantial uncertainties regarding the existing and future foreign investments in Internet businesses, including our game business in China.

Our future royalty revenues from our operations in China will be subject to economic, political and social changes in China.

     A significant portion of our revenues and net income are derived from our operations in China. Additionally, a substantial portion of the fixed assets of 9Webzen (Shanghai), consisting principally of hardware and network equipment, is located in China. Therefore, our future royalty revenues from our operations in China may be subject to economic, political and social change in China.

Risks Related to The Republic of Korea

Our businesses may be adversely affected by developments affecting the Korean economy.

     Although the Korean economy began to recover in 1999, the pace of recovery has been volatile. The economic indicators during the past few years have shown mixed signs of recovery and uncertainty, and future growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East, including the war in Iraq, escalating oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome and other diseases in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A significant adverse change in the Korean economy or a loss of investor confidence in the financial systems of emerging and other markets could have an adverse effect on us and the market price of the ADSs.

Increased tension with North Korea could adversely affect us.

     Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest level of the government. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of a public announcement that North Korea possesses nuclear weapons and concerns regarding potential missile testing. Representatives of Korea, the United States, China, Japan and Russia are making collaborative efforts to respond to this announcement. There can be no assurance that tensions will not escalate as a result of these developments. Any further increase in tension, which may occur, for example, if high-level contacts break down or armed conflict occurs, could adversely affect our business, financial condition and results of operations.

Korea’s new legislation allowing class action lawsuits related to securities transactions may expose us to additional litigation risk.

     Effective January 1, 2005, a new law became effective that allows class action lawsuits to be brought by shareholders of companies listed on KRX Stock Market or the KOSDAQ, including us, for losses incurred in connection with the purchases and sales of securities and other securities transactions arising from:

•	false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports;

•	insider trading; or

•	market manipulation.

     This new law applies to companies like us listed on KRX Stock Market or KOSDAQ whose total assets are equal to or greater than Won 2.0 trillion at the end of the immediately preceding fiscal year. However, in the event that certain elements of a financial statement for the fiscal year ended before January 1, 2005, was not in compliance with the then effective accounting standards, this law does not apply if such non-compliance is cured or addressed in the financial statement for the fiscal year ending on December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission, the KRX or made publicly available. This law permits, subject to court approval, 50 or more shareholders who collectively held 0.01% or more of the shares of a company at the time when the cause of action arose to bring a class action suit against, among others, the company and its directors, officers and auditors. It is uncertain how the Korean courts will apply this law. Class action suits can be time-consuming and expensive to resolve, and can divert management time and attention away from the operation of a business. Although we are not aware of any basis for such suit being brought against us, nor of any such suits that are pending or threatened, any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations and have a negative effect on the price of our common shares and ADS.

Risks Related to Our ADSs

KOSDAQ volatility may adversely affect the price of our common shares and the ADSs.

     Certain shares listed on the KOSDAQ have experienced significant recent price and volume fluctuations, sometimes without regard to the underlying fundamentals of such shares. Historically, the KOSDAQ itself has had substantially less trading volume than KRX Stock Market. As a result, our common shares may be less liquid and the prevailing price of the common shares may be more volatile in the future than other shares listed on the KOSDAQ or shares listed on KRX Stock Market. The volatility and limited liquidity of our common shares on the KOSDAQ may adversely affect the market price of the ADSs.

Any dividends paid on our common shares will be in Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by you.

     When we declare cash dividends, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars pursuant to the deposit agreement. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you will receive from the depositary as dividends.

Your ability to deposit common shares into the depositary facility may be limited.

     Neither common shares acquired in the open market nor common shares withdrawn from the ADS depositary facility may be deposited or redeposited, as the case may be, under the deposit agreement governing the ADSs without our consent. It is our policy to consent to any deposit unless such deposit is prohibited by Korean law, violates our Articles of Incorporation or the total number of our common shares on deposit with the depositary does not exceed 3,900,000. No assurance can be given that deposits or redeposits of our common shares will always be permitted. If an investor’s ability to deposit common shares is limited, the prevailing market price of our ADSs may differ from the prevailing market price of the equivalent number of our common shares traded on the KOSDAQ.

You may not be able to exercise preemptive rights.

     The Korean Commercial Code and our Articles of Incorporation require us, with certain exceptions, to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on your behalf and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is required to make available any rights to subscribe for any securities only when a registration statement under the United States Securities Act of 1933, as amended (“Securities Act”), is in effect with respect to the securities or if the offering of the securities is exempt from the registration requirements under the Securities Act. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights for our common shares underlying the ADSs, and we cannot assure you that any registration statement will be filed or that an exemption from the registration requirement under the Securities Act will be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in us.

You will not have the same voting rights as a holder of common shares.

     You may exercise voting rights with respect to the common shares underlying your ADRs. You may instruct the depositary how to exercise the voting rights for the common shares which underlie your ADSs if the depositary asks you to provide it with voting instructions. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the common shares which underlie your ADSs, subject to Korean law and the provisions of our Articles of Incorporation. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will endeavor, insofar as practicable and subject to Korean law and the provisions of our Articles of Incorporation, to vote or to have its agents vote the common shares or other deposited securities represented by your ADSs as you instruct. The depositary will not itself exercise any voting discretion. ADSs for which no voting instructions have been received will not be voted. You may only exercise the voting rights in blocks of 10 ADSs. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions (if acting in good faith), for the manner in which any vote is cast or for the effect of any vote. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

You may be subject to Korean withholding taxes.

     Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends on the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the United States-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs, with certain exceptions. See “Item 10. Additional Information — 10.E. Taxation — Korean Taxation” for a more detailed discussion of the effects of Korean tax laws on the holders of ADSs, including the possible imposition of a Korean securities transaction tax.

You may have difficulty enforcing any judgment obtained outside Korea against us or our directors and officers.

     We are organized under the laws of Korea, and all of our directors and officers reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our common shares or ADSs. Notwithstanding the foregoing, it may be difficult to enforce in Korea civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

Item 4. Information on the Company

4.A. History and Development of the Company

     We were incorporated as a company with limited liability under Korean law on April 28, 2000. Our legal and commercial name is (pronounced “Chushikhoesa Webzen”) in Korean, and “Webzen Inc.” in English. Our registered office is located at Daelim Acrotel Building, 6th Floor, 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. Our telephone number is (822) 3498-1600. We maintain a website at http://www.webzen.com The information on our website is not incorporated by reference into this annual report. Our agent for U.S. federal securities law purposes is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

     We are a leading developer and distributor of online games in Korea. Some of the important events in the development of our business since the beginning of 2004 are set forth below:

•	In May 2004, we entered into a definitive agreement to acquire two game titles and related intangible assets and personnel from Delphieye, a game developer in Korea.

•	In May 2004, we licensed MU to Digital Media Exchange, Inc., in the Philippines and launched and commercialized MU there in August 2004 and in January 2005, respectively.

•	In July 2004, we established Webzen Taiwan, Inc. (“Webzen Taiwan”), a 100% wholly owned subsidiary in Taiwan.

•	In July 2004, we entered into a definitive agreement to acquire two game titles and related intangible assets and personnel from ROG, a game developer in Korea.

•	In October 2004, we entered into a definitive agreement to acquire one game and related intangible assets and personnel from LK7, a game developer in Korea.

•	In December 2004, we established a research and development center in Shanghai, China called Webzen China, Co., Ltd. (“Webzen China”).

•	In January 2005, we established Webzen America, Inc. (“Webzen America”), in the United States.

•	In February 2005, we entered into a worldwide publishing rights contract for the online PC game APB with Real Time Worlds, Ltd. (“RTW”), a company based in Scotland.

•	In May 2005, we licensed MU to FPT Communications in Vietnam.

•	In June 2005, we entered into a worldwide publishing rights contract for the console version (Xbox 360) of the online game APB with RTW.

•	In December 2005, we licensed MU global server to K2 Networks (“K2”), a company based in the United States.

•	In December 2005, we entered into a three-year license agreement with The9 for the distribution of Soul of the Ultimate Nation (SUN) in China.

•	In February 2006, we entered into a worldwide publishing rights contract for the online game tentatively named T-Project with Red 5 Studios, Inc. (“Red 5”), a company based in the United States.

     Our key strategic objective is to maintain our position as a leading developer of online games in Korea and to emerge as a leading developer and publisher of online games in other markets. We are currently developing several games to diversify our game portfolio and to target various segments in the market. By developing different game genres within the MMOG space, such as FPS and casual games, we will seek to diversify and increase our subscriber base. In addition to our internally developed games, we are also publishing third-party games. We believe that our proven operational experience, established distribution platform and existing subscriber base make us an attractive partner for other online game companies interested in licensing their games to us for distribution in our markets. In line with this objective, we regularly review proposed online games, acquisitions, and investments to supplement and broaden our own game development activities.

4.B. Business Overview

     We are a leading developer and distributor of online games. Our current game MU is a three-dimensional MMOG provided in Korea, China, Japan, Taiwan, Thailand, the Philippines and Vietnam. We are also planning to release new online games starting from the third quarter of 2006.

     We continue to derive substantially all of our revenues and profits from a single online game, MU. Since 2004, we experienced a decline in the number of peak concurrent users of MU and corresponding subscription fees in both Korea and China, with a more pronounced decline in China starting from the first quarter of 2005. In Korea and China, the number of peak concurrent users decreased from 57,432 and 138,533 in the first quarter of 2005 to

38,605 and 18,221 in the first quarter of 2006, respectively. We expect that the number of peak concurrent users of MU will continue to decrease as the game has reached its declining stage and users will switch to newly introduced games and other MMOGs.

     We have a line of new games and services that we plan to launch from the third quarter of 2006 through year 2008. Soul of the Ultimate Nation (SUN), our next major title with a state-of-the-art graphics environment, commenced open beta test in May 2006 with commercial launch expected in the third quarter of 2006. We are targeting the markets in Korea, China and Taiwan with Soul of the Ultimate Nation (SUN). Kingdom of Warriors (Il Ki Dang Chun) and Wiki are scheduled for release by the end of 2006, Parfait Station and Huxley by the end of 2007, and APB during 2008.

Current Product

     MU is an MMOG which can be accessed from any location with a high-bandwidth Internet connection. Registered subscribers may enter our network with a password and a user ID, after downloading our basic installation software. MU players select a specific character with which they develop experience and enhanced game capabilities that can be carried over into sequential gaming sessions. Players are able to communicate with each other during the game through instant messaging and may coordinate their activities with other players to form groups, thereby coordinating their game skills to achieve collective objectives.

     Our users pay hourly charges based upon the hour they use our service or, alternatively, pay a flat fee – usually a fixed amount per month – for a longer period of time.

Products under Development

     Soul of the Ultimate Nation (SUN)

     Soul of the Ultimate Nation (SUN) is a massively-multiplayer online role-playing game in which the players experience an epic medieval tale in a world of emperors, armies, magicians and monsters set to an original soundtrack by Howard Shore, an Academy Award winner and composer of the theatrical score for the “Lord of the Rings” films. Soul of the Ultimate Nation (SUN) features a state-of-the-art game graphics environment, taking advantage of normal map rendering and various graphical effects, offering players rich and realistic graphics with high polygon counts. Our programmers have developed game engines that enable fluid movement and console-level control of the game characters. Players choose a character from five distinct character classes with different fighting skills and magical powers and control the development of that character by allocating points and carrying out tasks to meet the prerequisites for learning certain skills. Players can individually play the game, but they can also form a group using various communication methods to wage a large-scale battle, known as siege warfare.

     We commenced open beta test for Soul of the Ultimate Nation (SUN) in May 2006 in Korea and plan the commercial launch in the third quarter of 2006.

     Kingdom of Warriors (Il Ki Dang Chun)

     Kingdom of the Warriors is a massively-multiplayer online strategy game based on the classic Chinese novel “Romance of the Three Kingdoms.” It is being developed by Webzen China in Shanghai and is geared specifically for the Chinese market. The game is scheduled to be launched by the end of 2006.

     Wiki

     Wiki is another massively-multiplayer role-playing game, featuring brighter game characters in the form of cute cartoon-like figures. The main target markets for this game are younger age groups and female players. We are planning to launch Wiki by the end of 2006.

     Parfait Station

     Parfait Station is a massively-multiplayer online shooting game targeting younger age groups and female players. We are planning to launch Parfait Station in 2007.

     Huxley

     Huxley is a massively-multiplayer online first person shooting game. Users will be able to play a “Doom”-style first person shooting game with up to 5,000 other players simultaneously and battle against opposing races. Huxley is being developed for both PC and Xbox 360 and is set for launch by the end of 2007.

     Others

     APB is a massively-multiplayer online freeform combat and driving game, designed by the creators of the original “Grand Theft Auto” franchise. This game is planned to launch during 2008. T-Project is being developed by Red 5. For APB and T-Project, we signed a worldwide publishing rights contract with the developing companies. Both contracts are for five years after the games are commercialized, and we have agreed to pay royalties for the exclusive world-wide distribution rights to these games.

Markets

     In 2001 and 2002, substantially all of our revenue was generated from online game subscriptions in Korea. In 2003, approximately 85.5% of our revenue was generated from online game subscriptions in Korea and approximately 14.5% of our revenue was generated from the payment of royalties and license fees by our overseas licensee. In 2004, approximately 84.9% of our revenue was generated from online game subscriptions in Korea and approximately 15.1% of our revenue was generated from royalties and license fees paid by our licensees in the overseas markets. In 2005, approximately 84.8% of our revenue was generated from online game subscriptions in Korea and approximately 5.3%, 7.2%, 1.0%, 1.0% and 0.6% of our revenue were generated from royalties and fees paid by our licensees in China, Japan, Thailand, the Philippines and Vietnam, respectively.

     Korea. We commenced commercial service of MU in Korea in November 2001. We divide our MU online game subscribers in Korea into individual PC account subscribers and Internet cafe subscribers. Individual PC account subscribers are individuals who log on to our game servers either from home or at work, whereas Internet cafe subscribers are commercial businesses with multiple PCs that provide Internet and online game access to their customers for hourly fees. After the introduction of the game, the number of individual PC account subscribers grew until the first quarter of 2004. Since then, the number of individual PC account subscribers has declined, recording 48,175 at the end of the first quarter of 2006 compared to 75,290 at the end of the first quarter of 2005 and 146,378 at the end of the first quarter of 2004. The number of Internet cafe accounts slightly increased during 2005, but we do not expect any significant increase in the number of Internet cafe accounts in 2006.

     The following tables set forth information on MU users and accounts in Korea since 2003.

	2003				2004				2005				2006

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q

No. of peak concurrent users(1)	51,308	62,861	64,166	75,513	86,950	79,741	75,993	66,734	57,387	53,432	42,391	36,675	38,605
No. of Internet cafe accounts(2)	14,662	15,221	16,944	17,147	17,515	17,130	17,581	18,279	19,552	18,053	19,059	18,610	18,203
No. of paying individual PC account subscribers(2)	129,591	138,203	142,937	140,057	146,378	127,184	120,350	98,972	75,290	58,948	51,241	50,935	48,175

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

(2)	As of the end of the period.

     Overseas markets. Our business activities in China are conducted through 9Webzen, a Hong Kong company which we established with our joint venture partner, GameNow. GameNow, a wholly-owned subsidiary of The9, is an operator of a leading Chinese-language game website called The9.com and holds a 30% interest in 9Webzen. 9Webzen has also established a wholly-owned Chinese subsidiary, 9Webzen (Shanghai). The operational results and financial position of 9Webzen have been consolidated with our financial statements since December 14, 2005, when we increased our interest in the company from 49% to 70%. We have licensed our MU online game software to 9Webzen, based on a five-year license agreement we entered into in September 2002. 9Webzen in turn sublicenses our MU online game software to

9Webzen (Shanghai). 9Webzen (Shanghai) offers and distributes MU through its affiliate Shanghai IT, which holds an Internet content provider license and an Internet culture license necessary to operate the Chinese portal through which MU is offered in China. 9Webzen (Shanghai) collects all revenues from China and remits the royalty payments to its parent, 9Webzen, in Hong Kong through The9 Computer, a wholly-owned subsidiary of GameNow, pursuant to a service agreement between The9 Computer and 9Webzen (Shanghai). The Chinese version of MU was commercialized in February 2003 after a five-month beta-testing period. MU game users in China purchase online credits or prepaid cards to access the game.

     In Taiwan, we introduced MU in August 2002 through a license agreement with IGC, a content publishing company in Taiwan. In July 2004, our two-year agreement with IGC expired, and we decided to provide our online game services in Taiwan through a wholly-owned subsidiary, which we established in July 2004.

     In other overseas markets, we licensed MU to game developers and operators such as Gameon Co., Ltd. in Japan (February 2003), New Era Online Co., Ltd. in Thailand (June 2003), Digital Media Exchange, Inc. in the Philippines (May 2004) and FPT Communications in Vietnam (May 2005). In each case, we agreed to receive a certain percentage of the revenue generated in each market as a royalty fee for licensing MU. The terms are usually two years and renewable. From Gameon and New Era Online, we received a one-time license fee when we entered into the license agreements, and from Digital Media Exchange and FPT Communications, we received an installation fee for setting up the game servers.

     In December 2005, we entered into a three-year term licensing agreement with K2 for the global server license agreement for MU. The global server will provide MU service in countries where we have not entered into exclusive license agreements. We received an initial installation fee for setting up the game servers and agreed to receive a certain percentage of the revenue as a royalty fee.

     Our license agreements may be terminated in the event of a material breach by either party, including the licensee’s failure to pay license royalties in a timely manner.

     In 2005, we recorded royalties from China, Japan, Thailand and the Philippines in the amounts of ~~W~~1,663 million (US$1.6 million), ~~W~~2,273 million (US$2.3 million), ~~W~~314 million (US$0.3 million) and ~~W~~332 million (US$0.3 million), respectively. Royalties from China decreased during 2005 because the number of users in China declined, whereas royalties from Japan grew as we promoted new online game items that could be purchased while playing the game. See our Form 6-K filed on May 4, 2006 for more information on our first quarter results for 2006.

     The following table presents the number of MU players in overseas market since 2004:

	2004				2005				2006

No. of peak concurrent users (1)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q

China	223,039	201,485	189,072	172,702	138,533	92,628	27,402	29,598	18,221
Taiwan	20,912	19,754	19,057	19,598	20,912	19,251	15,922	14,860	14,458
Japan	11,573	12,130	12,023	10,735	9,045	7,812	7,665	7,068	6,476
Thailand	–	5,957	6,736	5,910	6,372	5,378	4,784	4,171	4,068
Philippines	–	–	–	–	5,999	5,489	10,092	10,972	12,171

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

Seasonality

     Although we have only limited historical data, usage of our online games has typically increased around the New Year holiday and other Korean holidays, in particular during winter and summer school holidays. See “Item 3. Key Information — 3.D. Risk Factors” for a description of other factors that affect the demand for our MU game.

Marketing

     Korea. We have engaged independent promotional agents to promote MU to Internet cafes in Korea. We grant each promotional agent exclusive rights to promote MU within a specified area. In 2005, we paid each agent a monthly commission of 23% of revenues generated from Internet cafes in the allocated area, of which the agent is required to use 3% for MU-related promotional activities, such as the purchase and distribution of mouse pads, keyboards and other promotional items.

     We also conduct a variety of marketing programs and online events to target potential subscribers accessing the Internet from home. We spent ~~W~~1,514 million in 2002, ~~W~~4,137 million in 2003, ~~W~~5,647 million in 2004 and ~~W~~8,176 million in 2005 for advertising and promotions. Our main marketing efforts in this area include:

•	advertising on website portals and in online game magazines;

•	conducting online promotional events;

•	participating in trade shows, such as the E3 expo; and

•	forming alliances with Internet service providers.

     Other markets. Our marketing activities in China are managed through The9 Computer, and marketing activities in Taiwan are conducted by Webzen Taiwan. Marketing activities in Japan, Thailand, and the Philippines are primarily conducted by our licensees and consist of advertising on website portals and in online game magazines and conducting online promotional events.

Information Technology

     In connection with deploying MU in Korea, we have designed and assembled a flexible and reliable game server and information systems network. Our distributors in China, Japan, the Philippines, Thailand, and Vietnam have separate game servers and information system networks modeled on our system architecture in Korea.

     In order to provide MU online game service in the foreign markets where we do not have a distributor, we established in September 2003 a “global server” network in our office in Korea. Through this server, we had let users in the countries, in which we did not have a presence, download for free a reduced version of MU. On December 1, 2005 we licensed this global server to K2 for three years after commercialization.

Competition

     We believe that the principal competitive factors in the online game industry are the ability to consistently attract creative game developers and offer new online games, maintain a high quality network and implement innovative and effective sales and marketing campaigns.

     Korea. Our primary subscription-based online game competitors in the Korean market are NCsoft, Nexon, NHN, CJ Internet, YNK, Hanbitsoft and Blizzard Entertainment. In 2005, there were several launches of online games including NCsoft’s Guild Wars, YNK's Rohan and Nexon’s Zera. In 2006, the industry has launched or is expecting the launch of several additional online game titles in the Korean market, such as NHN’s Archlord, Hanbitsoft’s Granado Espada, and CJ Internet’s Sudden Attack. The new releases of high-quality games will increase competition in our industry.

     China. Our primary fee-based online game competitors in China are The9, Ltd. (which distributes WoW), Shanda Networking (which distributes Actoz Soft’s “Legend of Mir” series), Netease (which distributes “Mong Hwan So Yu, Dae Hwa Seo Yu”), and Sina. In addition to the local providers, Taiwanese online game providers such as Waei, which distributes its proprietary online game “Stoneage Online,” and Enix Softstar, which distributes “Crossgate,” are competing for market share in China.

     Japan. Our primary subscription-based online game competitors in Japan are GungHo’s “Ragnarok,” NCsoft Japan’s “Lineage II,” and Nexon Japan’s “Mabinogi.” To date, Japan’s game market is still primarily driven by console games, although online games are gaining popularity among Japanese game users as broadband access becomes more widely available.

     Other markets. We consider our main competitors to be: Wowtaiwan’s WoW, Gamania’s “Lineage I” and Softworld’s “Ragnarok” in Taiwan; Asia Soft’s “Ragnarok” and NCTrue’s “Lineage” in Thailand; and Level Up’s “Ragnarok” and “RFOnline” in the Philippines.

     In all of these markets, we also compete against PC-based game developers such as Electronic Arts, Take Two Interactive Software, Activision, THQ and Midway Games, Inc., which produce popular PC-packaged games, and against game console manufacturers such as Microsoft, which produces Xbox, Sony, which produces Playstation, and Nintendo, which produces Gamecube. Microsoft, Sony and Nintendo have introduced Internet-enabled game consoles and are expected to enhance networking features in their new consoles, Xbox 360, Playstation 3 and Nintendo Wii. Xbox 360 has launched in November 2005, and Playstation 3 and Nintendo Wii are scheduled to be released in the fourth quarter of 2006, according to such companies’ public statements.

Intellectual Property

     Members of our senior management team have been and continue to be instrumental in planning and developing core programming technology for our online games. We require all key personnel engaged in technological research and development capacities to sign agreements that substantiate our exclusive right to those works and to transfer any ownership claim that they may have in those works to us.

     In Korea, we have a copyright for the MU game and own the “MU” servicemark and two patents relating to a certain data compression technology which enhances data packet transmission speed over the Internet. In January 2006, we also obtained the program registration and intellectual property rights for our game Soul of the Ultimate Nation (SUN). In May 2004, we acquired the intellectual property rights relating to the games previously owned by Delphieye. In July 2004 and September 2004, we acquired from ROG and LK7 the intellectual property rights relating to certain games owned by them, respectively. In other markets, we have not separately registered any of our intellectual property rights. In China, The9 Computer has registered two MU trademarks and assigned such trademarks to us. In other markets, we plan to apply for the registration of our intellectual property and to take legal action in any jurisdiction where we believe our intellectual property rights are being infringed.

Insurance

     We maintain medical and accident insurance for our employees to the extent required under Korean law, and we are insured against fire with respect to our facilities in Korea. In addition, we maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers.

Laws and Regulations

     Korea. The Korean game industry is subject to comprehensive regulation by the Ministry of Culture and Tourism (“MOCT”), which is responsible for establishing policies for the industry under the Sound Records, Video Products and Game Products Act. As an online game company operating in Korea, we are also subject to

•	regulation by the Ministry of Information and Communication (“MIC”), which is responsible for information and telecommunications policies under the Telecommunications Business Act;

•	regulation by the Korea Communications Commission (“KCC”), a regulatory agency of the MIC under the Telecommunication Framework Act that, among other matters, establishes licensing criteria and reporting procedures for telecommunications service providers, implements competition safeguards for telecommunications service providers and stipulates rights of telecommunications service users;

•	regulation by the MIC under the Computer Programs Protection Act;

•	regulation by the MIC under the Act on Promotion of Information and Communications Network Utilization and Information Protection;

•	regulation by the Fair Trade Commission under the Act on Consumer Protection for Transactions through Electronic Commerce; and

•	regulation by the MOCT under the Copyright Act.

     Ratings regulation. Businesses manufacturing or importing games for the purpose of distributing or providing games in Korea must obtain a game ratings in advance from the Korea Media Ratings Board. Online games are generally divided into two ratings categories: “suitable for users of all ages” and “suitable for users over 18 years of age.” At the request of applicants, however, the ratings category may be classified into four categories: “suitable for users of all ages,” “suitable for users over 12 years of age,” “suitable for users over 15 years of age” and “suitable for users over 18 years of age.” Our standard player-versus-player (“PVP”), which allows players to kill other players’ characters, MU online game has been rated “suitable for users over 15 years of age.” We also offer a non-player-versus-player (“non-PVP”), which allows players to kill only non-player characters, version of MU in Korea, which has been rated “suitable for users over 12 years of age.”

     Value-added communications business regulation. Under the Telecommunications Business Act we are classified as a value-added service provider and are required to make periodic reports to the MIC and report any transfer, takeover, suspension or closing of our business activities. The MIC may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

     Protection of interests of online game users under 20 years of age. Pursuant to Korea’s civil law, contracts entered into with persons under 20 years of age without parental consent may be invalidated. Under the Telecommunication Framework Act, telecommunication service providers are also required to take certain steps to protect the rights of telecommunication service users. As a result, telecommunication service contracts and online game user agreements are required to set forth specific procedures for rescinding service contracts, which may be entered into by persons under 20 years of age without parental consent. Also, under the Promotion of Information and Communications Network Utilization and Information Protection Act, the operator of a website should monitor and delete any content harmful to minors.

     Protection of consumer information for electronic settlement services. Under the Act on Consumer Protection for Transactions on Electronic Commerce, we are required to take measures to maintain security of consumer information related to our electronic settlement services. We are also required to notify consumers when electronic payments are made and to indemnify consumers for damages resulting from misappropriation of consumer information by third parties.

     We believe that we have instituted appropriate safety measures to protect against data misappropriation. To date, we have not experienced material disputes or claims in this area.

     Protection of personal information for users of information and communications services. Under the Act on Promotion of Information and Communications Network Utilization and Information Protection, we are permitted to gather personal information relating to our subscribers within the scope of their consents. We are, however, generally prohibited from utilizing personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if:

•	it is necessary for the settlement of service charges,

•	the personal information is processed so that the specific individual is unidentifiable and is provided for compiling statistics, academic research or surveys, or

•	it is otherwise permitted by laws and regulations.

     We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove an absence of willful misconduct or negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

     Taxation. For the years through 2006, we were entitled to a fifty-percent reduced tax rate by virtue of the Special Tax Treatment Control Law. Under the same law, we may claim tax credit that can be carried forward for five years. However, the reduced tax rate and tax credit cannot be claimed in the same year. In 2004, we realized net profit and elected to be taxed by the reduced tax rate. In 2005 and 2006, however, we realized or expect to realize net loss and, accordingly, chose or expect to choose the standard statutory tax rate of 27.5% with the claim for tax credit. Our deferred income taxes as of December 31, 2005 were calculated based on the assumption that the statutory tax rate of 27.5% would apply to our operational results in 2006 and thereafter.

     China. The online games industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies include the Ministry of Information Industry; the

Ministry of Culture; the State Press and Publications Administration; the State Copyright Bureau; the Ministry of Public Security; and the Bureau of State Secrecy. The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, including, among others, foreign ownership restrictions, Internet content provider licenses and regulation of Internet content. See “Item 3. Key Information — 3.D. Risk Factors — Risks Specific to Our Operations in China.”

4.C. Organization Structure

     As of December 31, 2005, we had three significant wholly-owned subsidiaries: Webzen Taiwan, Webzen China and Webzen America. We also own 55.4% of the common shares of Flux, Inc., a privately held wireless game developer, and 70% of 9Webzen, a joint venture with GameNow.

4.D. Property, Plant and Equipment

     Because our main business is to provide online game services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

     Korea. Our principal executive and administrative offices are located at the Daelim Acrotel Building, 467-6, Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. We currently occupy 156,976 square feet of office space, 46,260 of which we own and 110,715 of which we lease. The latest of our leases expires in June 2008.

     China. The offices of 9Webzen (Shanghai) and Webzen China are located at 15th floor, Double Dove Tower, No. 438, Pu Dian Road, Shanghai, China 200122. 9Webzen (Shanghai) and Webzen China occupy 77,036 square feet of office space.

     Taiwan The offices of Webzen Taiwan are located at 10F, No.10, Lane 360, Sec.1, Neihu Rd, Neihu Dist, Taipei City 114, Taiwan, Republic of China.

     United States The offices of Webzen America are located at 6601 Center Drive West, 7th Floor, Los Angeles, CA 90045.

     We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Item 4A. Unresolved Staff Comments

     There are no unresolved outstanding comments.

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

Overview

     We are a leading developer and distributor of online games. Our net revenues from games totaled ~~W~~28,148 million in 2002, ~~W~~56,937 million in 2003, ~~W~~54,245 million in 2004 and ~~W~~31,647 million in 2005. Substantially all of our revenue comes from our online game, MU. With MU in its declining stage in Korea and China and with intensifying competition due to the introduction of new games by competitors, we are experiencing a substantial decline in revenues generated from MU in our major markets with potential for further decreases in the near future. We expect our current dependence on MU to continue until at least the third quarter of 2006 when we expect to generate revenues from Soul of the Ultimate Nation (SUN). Unless we start generating significant revenues from Soul of the Ultimate Nation (SUN) in 2006, we expect to incur substantial losses in 2006.

     In an effort to expand our market share overseas, we launched MU through our licensees in China, Japan, Taiwan, Thailand, the Philippines and Vietnam. For the year 2005, royalty revenues from China, Japan, Thailand and the Philippines were ~~W~~1,663 million, ~~W~~2,273 million, ~~W~~314 million and ~~W~~332 million, respectively. We recorded installation fees of ~~W~~203 million from Vietnam and online game subscription revenues of ~~W~~2,740 million through our Taiwan subsidiary during 2005. In an effort to penetrate the United States market, we established in 2005 a wholly-owned subsidiary in the United States.

     In 2005, our cost of revenues, selling, general and administrative expenses and research and development expenses have all increased as we incurred significant up-front game development costs. We have a line of new games and services that we plan to launch starting from the third quarter of 2006. We have hired new employees for game development and operations in preparation for the launch of our new games. As a result, we recorded an operating loss of ~~W~~28,214 million in 2005, compared to operating income of ~~W~~11,561 million in 2004. Unless we generate meaningful revenue from the games currently under development, we expect our operating income to continue to be adversely affected.

     Since 2004, we have separated out the research and development expense line item, which we had previously recorded under selling, general and administrative expenses. This reflects management’s emphasis on research and development activities, as we expect to continue to develop and introduce new games with corresponding increases in research and development expenses. Research and development expenses consist primarily of payroll, depreciation expense, other overhead expenses and the cost of assets purchased for research and development purposes, until technological feasibility of a game is reached. Prior to 2004, we did not recognize research and development expenses because all of our development efforts were concentrated on the development of MU, which had already reached technological feasibility. During this period, MU-related development expenses were booked under improvement and maintenance costs, included in cost of revenues. Research and development expenses rose to ~~W~~20,282 million in 2005 from ~~W~~10,262 million in 2004 as we increased the resources allocated to the development of the new games.

Critical Accounting Policies

     Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting period. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies requires both judgment and estimates of matters that are inherently uncertain. As a result, actual results may differ materially from our estimates.

   Revenue recognition

     We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by our MU subscribers, and royalties and license fees paid by our licensees. We recognize revenue in accordance with accounting principles generally accepted in the United States, as set forth in American Institute of Certified Public Accountants (“AICPA”), Statement of Position (“SOP”), 97-2, Software Revenue Recognition, and AICPA SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions, Staff Accounting Bulletin No. 104, Revenue Recognition and other related pronouncements. Our current revenues can be classified into the following categories:

     Online subscription fees. Subscription fees are fees we directly collect from client terminal level end-users. Our revenues from our operations in Korea consist mostly of monthly prepaid subscription fees paid by individual PC accounts and Internet cafe subscribers, accounting for ~~W~~17,214 million and ~~W~~6,543 million, respectively, in 2005. Online subscription fees earned by our consolidated subsidiaries are also recorded under this item. In 2005, Webzen Taiwan recorded ~~W~~2,740 million as online subscription fees.

     As of December 31, 2005, 97.0% of our individual PC account revenues were from the flat-fee pricing plans, which provide unlimited access for either a 30- or 90-day consecutive period, and the remaining 3.0% were derived from the hourly pricing plans. Of our Internet cafe revenues, 96.0% were derived from the hourly pricing plans and only 4.0% resulted from the flat-fee pricing plans. In each case, online subscription fees are deferred and recognized as revenue at month-end in proportion to the number of days lapsed or actual hours used. The subscriptions are typically short term in nature and require little additional upgrades and only inconsequential customer support.

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

     Installation fee. In connection with certain overseas license agreements, we receive a one-time installation fee in lieu of a license fee as we install game servers and information systems networks for our licensees. The system and network we use for our licensees are modeled after our system architecture in Korea. We recognize the installation fee in the period when the underlying service is provided.

     Royalty revenues. We receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenue. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the actual number of hours of services sold during the prior month. Royalty revenues from foreign licensees accounted for 15.2% of our total net revenues in 2005. The following table sets forth our royalty revenues from each of our overseas licensees for the periods indicated.

	2004				2005

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

	(in millions of Won)

Royalty revenues
China	1,587	1,048	861	1,599	1,236	138	110	59
Taiwan	288	247	—(1)	—	—	—	—	—
Japan	183	326	250	553	637	479	534	545
Thailand	—	202	116	109	87	44	72	51
Philippines	—	—	—	—	208	6	95	23

(1)	Since the establishment of our 100% wholly-owned subsidiary Webzen Taiwan, revenues from Taiwan are no longer recognized as royalty revenues, but are recorded under “online subscriptions fees.” The online subscription fees derived from Webzen Taiwan was ~~W~~35 million and W493 million for the third and fourth quarter of 2004 and ~~W~~2,740 million for 2005, respectively.

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

   Capitalized software development costs

     We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once a software product, such as an online game, has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is released for sale. Technological feasibility is evaluated on a product-by-product basis but typically occurs once the online game has a proven ability to operate on a massively-multiplayer level. After an online game is released, the capitalized product development costs are amortized based on the expected life of the game. This amortized expense is recorded as a component of cost of revenues. We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

   Income taxes

     We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities and carryforwards at currently applicable statutory tax rates for the years in which the differences are expected to be reversed and carryforwards are expected to be realized.

     A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

     Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not to occur. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and determined that no valuation allowance was required as of December 31, 2003.

     As of December 31, 2004 and 2005, we recognized a valuation allowance of ~~W~~475 million and  ~~W~~2,872 million, respectively, for deferred tax assets relating to its subsidiaries as we determined that we would not be able to realize these assets based on our subsidiaries’ historical and projected net and taxable income.

     For the years through 2006, we were entitled to a fifty-percent reduced tax rate by virtue of the Special Tax Treatment Control Law. Under the same law, we may claim tax credit that can be carried forward for five years. However, the reduced tax rate and tax credit cannot be claimed in the same year. In 2004, we realized net profit and elected to be taxed by the reduced tax rate. In 2005 and 2006, however, we realized or expect to realize net loss and, accordingly, chose or expect to choose the standard statutory tax rate of 27.5% with the claim for tax credit. Our deferred income taxes as of December 31, 2005 were calculated based on the assumption that the statutory tax rate of 27.5% would apply to our operational results in 2006 and thereafter.

   Acquisitions

     On December 14, 2005, we acquired 21% of the common stock of 9Webzen from GameNow for US$2.75 million in cash. The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combination. We are required to allocate the purchase price of acquired companies to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In connection with the 9Webzen acquisition, we engaged an independent third-party appraisal firm to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

     The excess purchase price over those fair values is recorded as goodwill. In accordance with SFAS No. 142, goodwill is not amortized but is reviewed annually and the value is adjusted downward whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Recent Accounting Pronouncements

     In December 2004, FASB issued SFAS 123(R), Share-Based Payment (revised 2004). This revision effects current practice in a number of ways, including the elimination of the alternative to use the intrinsic value method of accounting from Accounting Principles Board (“APB”) Opinion No. 25 that was provided in SFAS No. 123 as originally issued. This statement will be effective for the Company on January 1, 2006. The impact upon adoption of this standard was not material.

     In March 2005, the SEC issued SAB 107, which offers guidance on SFAS No. 123(R). SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS No. 123(R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term.

     In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard will have no impact on our financial statements.

Results of Operations

   2005 compared to 2004

     The following table summarizes our results of operations for the periods indicated.

		For the year ended December 31,

(in millions of Won and thousands of US$)		2004		2005 (1)

					(unaudited)
Online game subscriptions	~~W~~	46,041	~~W~~	26,830	$26,564
Royalties and license fees		8,204		4,816	4,769
Total net revenues		54,245		31,646	31,333
Cost of revenues		10,723		12,815	12,688
Gross profit		43,522		18,831	18,645
Selling, general and administrative expenses		21,699		26,763	26,500
Research and development expenses		10,262		20,282	20,082
Operating income (loss)		11,561		(28,214)	(27,937)
Interest income		3,849		4,747	4,700

	For the year ended December 31,

(in millions of Won and thousands of US$)		2004	2005(1)

					(unaudited)
Foreign currency gains (losses), net		(13,280)		(377)	(373)
Currency forward transaction gains (losses), net		12,204		–	–
Income (loss) before income tax expenses, equity in earnings of
related equity investment and minority interest		14,288		(23,680)	(23,447)
Income tax expenses (benefit)		1,846		(5,507)	(5,452)
Income (loss) before equity in earnings related equity investment and
minority interest		12,442		(18,173)	(17,995)
Equity in earnings of related equity investment, net of taxes		2,461		(664)	(657)
Income (loss) before minority interest		14,903		(18,837)	(18,652)
Minority interest		206		33	34
Net income (loss)	~~W~~	15,109	~~W~~	(18,804)	$(18,618)

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,010.0 to US$1.00, the noon buying rate in effect on December 31, 2005 announced by the Federal Reserve Bank of New York.

     The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,

(as a percentage of total net revenues)	2004	2005

Online game subscriptions	84.9%	84.8%
Royalties and license fees	15.1	15.2
Total net revenues	100.0	100.0
Cost of revenues	19.8	40.5
Gross profit	80.2	59.5
Selling, general and administrative expenses	40.0	84.6
Research and development expenses	18.9	64.1
Operating income (loss)	21.3	(89.2)
Interest income	7.1	15.0
Foreign currency gains (losses), net	(24.5)	(1.2)
Currency forward transaction gains (losses), net	22.5	–
Income (loss) before income tax expenses, equity in earnings of
related equity investment and minority interest	26.3	(74.8)
Income tax expenses (benefit)	3.4	(17.4)
Income (loss) before equity in earnings related equity investment and
minority interest	22.9	(57.4)
Equity in earnings of related equity investment, net of taxes	4.5	(2.1)
Income (loss) before minority interest	27.5	(59.5)
Minority interest	0.4	(0.1)
Net income (loss)	27.9	(59.4)

     Revenues. Our net revenues for 2005 decreased 41.7% from ~~W~~54,245 million in 2004 to ~~W~~31,646 million in 2005, reflecting a decline in the number of MU subscribers in all of our major markets. This decline is primarily attributable to the success of new games introduced by our competitors, which has caused a significant number of our MU subscribers to switch to such games, and to our inability to introduce new games to capture new subscribers in a timely manner. Our MU pricing plan in Korea has not changed since our initial commercialization of the game.

     Cost of revenues. Our cost of revenues for 2005 increased 19.5% from ~~W~~10,723 million in 2004 to ~~W~~12,815 million in 2005, and as a percentage of total revenues increased from 19.8% in 2004 to 40.5% in 2005 primarily due to:

•	a 65.0% increase in wages and salaries, including severance benefits, from ~~W~~3,850 million in 2004 to ~~W~~6,352 million in 2005, as we almost doubled our employees working for teams related to the maintenance and operation of our system including the system engineering team, web security and development team and game monitoring team; and

•	a 19.1% increase in depreciation expense, from ~~W~~2,160 million in 2004 to ~~W~~2,573 million in 2005, as we increased property and equipment such as servers and software.

     Operating expense. Our operating expenses are composed of selling, general and administrative expenses and research and development expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses increased 23.3% from ~~W~~21,699 million in 2004 to ~~W~~26,763 million in 2005 and, as a percentage of net revenues, increased from 40.0% to 84.6%, primarily due to:

•	marketing expenses that increased by 44.0% from ~~W~~5,647 million in 2004 to ~~W~~8,129 million in 2005 (as a percentage of total revenues, our marketing expenses increased from 10.4% to 25.7%), as we participated in the 2005 Electronic Entertainment Expo and began the advertising campaign for our newly developed games, such as Soul of the Ultimate Nation (SUN) and Huxley; and

•	payroll costs including severance benefits that increased by 79.2% from ~~W~~4,289 million in 2004 to ~~W~~7,688 million, as the number of general and administrative personnel increased from 177 as of December 31, 2004 to 275 employees as of December 31, 2005, and the payroll costs of Webzen Taiwan, which became our consolidated subsidiary in July 2004, were fully accounted for as our selling, general and administrative expenses in 2005, whereas those were accounted for only part of the year in 2004.

     These increases were partly offset by the decrease in sales commission that declined from ~~W~~3,201 million in 2004 to ~~W~~1,339 million in 2005 and by the slight decrease in consulting and other fees from ~~W~~3,628 million in 2004 to ~~W~~3,536 million in 2005.

     Research and development expenses. Research and development costs incurred prior to the establishment of technological feasibility are included in this item. Research and development costs in 2005 increased 97.6% from ~~W~~10,262 million in 2004 to ~~W~~20,282 million in 2005, as we increased our spending for the development of new games. Of this amount, ~~W~~7,205 million was attributable to progress payments paid in 2005 to RTW for the development of APB, ~~W~~7,856 million was attributable to the wages and salaries paid to personnel in the research and development departments, ~~W~~1,873 million was attributable to services outsourced to third-party developers and ~~W~~987 million was attributable to non-general use software. We expect research and development expenses to continue to increase in 2006 as we expect to hire additional online game developers by the end of 2006 to broaden our online game offerings.

     Other income. Our other income primarily consists of interest income, foreign currency gains and losses and currency forward transaction gains and losses.

     Interest income. Our interest income is mainly generated from cash equivalents and short-term financial instruments. Interest income increased 23.3% from ~~W~~3,849 million in 2004 to ~~W~~4,747 million in 2005. This was mainly due to the increase in our weighted average interest rate which recorded 3.38% in 2005, compared to 2.29% in 2004. During the same period, the balance of our cash and cash equivalents and short-term financial instruments decreased from ~~W~~161,882 million and ~~W~~4,925 million on December 31, 2004 to ~~W~~121,739 million and ~~W~~3,525 million on December 31, 2005, respectively.

     Foreign currency gains and losses. Foreign currency losses, net decreased 97.2% from ~~W~~13,280 million in 2004 to ~~W~~377 million in 2005, primarily due to the decrease in the balance of our foreign currency account and reduced volatility in the foreign exchange market during 2005.

     Currency forward transaction gains and losses. We did not recognize any currency forward transaction gains or losses in 2005 because we did not enter into any currency forward transactions. The currency forward transaction gains, net for 2004 was ~~W~~12,204 million.

     Income taxes. In 2004, ~~W~~1,846 million was recorded for income tax expenses, but in 2005, an income tax benefit of ~~W~~5,507 million was recognized. Our effective tax rate for 2004 and 2005 was 12.9% and 23.3%, respectively.

     Equity in earnings of related equity investment, net of taxes. This item records the earnings or losses in our equity method investment, net of taxes, which accounts for our investment in 9Webzen. The equity in earnings of related equity investment, net of taxes, was ~~W~~2,461 million in 2004, while the same line item recognized a loss of ~~W~~664 million in 2005. This was due to the significant decline in sales in China during 2005. On December 14, 2005, we increased our interest in 9Webzen from 49% to 70%. From that day, 9Webzen was recharacterized from an equity-method investee company to a consolidated subsidiary. Therefore, earnings or losses from 9Webzen will not be recorded under this item in the financial statements for the year ended December 31, 2006.

     Net income. As a result of the factors discussed above, we realized a net loss of ~~W~~18,804 million, whereas in 2004 we recognized a net income of ~~W~~15,109 million.

   2004 compared to 2003

     The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,

(in millions of Won and thousands of US$)	2003		2004

Online game subscriptions	~~W~~	48,667	~~W~~	46,041
Royalties and license fees		8,270		8,204
Total net revenues		56,937		54,245
Cost of revenues		5,890		10,723
Gross profit		51,047		43,522
Selling, general and administrative expenses		16,762		21,699
Research and development expenses		—		10,262
Operating income		34,285		11,561
Interest income		1,186		3,849
Foreign currency gains (losses), net		704		(13,280)
Currency forward transaction gains (losses), net		—		12,204
Income before income tax expenses, equity in earnings of related
equity investment and minority interest		36,224		14,288
Income tax expenses		5,501		1,846
Income before equity in earnings related equity investment and
minority interest		30,723		12,442
Equity in earnings of related equity investment, net of taxes		5,179		2,461
Income before minority interest		35,902		14,903
Minority interest		110		206
Net income		36,012		15,109

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,

(as a percentage of total revenues)	2003		2004

Online game subscriptions		85.5%		84.9%
Royalties and license fees		14.5		15.1
Total net revenues		100.0		100.0
Cost of revenues		10.3		19.8
Gross profit		89.7		80.2
Selling, general and administrative expenses		29.4		40.0
Research and development expenses		—		18.9
Operating income		60.2		21.3
Interest income		2.1		7.1
Foreign currency gains (losses), net		1.2		(24.5)
Currency forward transaction gains (losses), net		—		22.5
Income before income tax expenses, equity in earnings of related
equity investment and minority interest		63.6		26.3

	For the year ended December 31,

(as a percentage of total net revenues)	2003	2004

Income tax expenses	9.7	3.4
Income before equity in earnings of related equity investment and
minority interest	54.0	22.9
Equity in earnings of related equity investment, net of taxes	9.1	4.5
Income before minority interest	63.1	27.5
Minority interest	0.2	0.4
Net income	63.2	27.9

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

     Cost of revenues. Our cost of revenues for 2004 increased 82.1% compared to 2003, and as a percentage of total revenues increased from 10.3% to 19.8% primarily due to:

•	a 158.6% increase in wages and salaries, including severance benefits, from ~~W~~1,489 million in 2003 to ~~W~~3,850 million in 2004, as we increased salaries for our existing employees and hired additional game monitoring and hardware maintenance personnel;

•	~~W~~844 million in amortization expenses, as we discontinued the sale of Nitro Family. In May 2004, we acquired Nitro Family from Delphieye for ~~W~~844 million after having the value of the game assessed by an independent third party. The entire acquisition cost of this game was recorded as an intangible asset to be amortized over 12 months, the expected life-span of the game. We commenced to sell Nitro Family in July 2004 and generated revenues of ~~W~~88 million. In December 2004, we decided to cease the sale of this game and wrote-off the remaining value of the intangible assets; and

•	MU improvement and maintenance costs that increased from ~~W~~1,647 million in 2003 to ~~W~~1,922 million in 2004, as we continued to updated the MU game and enhanced security features of the game.

     Operating expense. our operating expense is composed of selling, general and administrative expenses and research and development expenses.

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

•	payroll costs that increased by 34.2% from ~~W~~2,696 million to ~~W~~3,617 million, as the number of general and administrative personnel increased from 154 as of December 31, 2003 to 177 employees as of December 31, 2004;

•	marketing expenses that increased by 36.5% from ~~W~~4,137 million to ~~W~~5,647 million (as a percentage of total revenues, our marketing expenses increased from 7.3% to 10.4%), as we participated in the 2004 Electronic Entertainment Expo, hosted various offline promotional events for our MU online game subscribers in 2004, and organized MU online game’s 3rd anniversary Christmas event; and

•	consulting and other fees that increased by 53.7% from ~~W~~2,359 million to ~~W~~3,628 million, as we hired an international accounting firm to enhance our internal control system in response to standards set forth under the Sarbanes-Oxley Act, paid assessment fees for evaluating game titles, disbursed service fees to outsourced call centers, and incurred increased legal fees.

•	These increases were partly offset by the decrease in sales commission that declined from ~~W~~4,271 million in 2003 to ~~W~~3,201 million in 2004, reflecting a decrease of sales in Korea.

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

     Interest income. Our interest income is mainly generated from cash equivalents and short-term financial instruments. As of December 31, 2004, we had ~~W~~161,882 million in cash and cash equivalents, ~~W~~4,925 million in short-term financial instruments and ~~W~~0 in long term investments. For 2004, weighted average interest rate on our cash equivalents and short term investments was 2.29% . Our interest income increased 224.5% in 2004 compared to 2003 because we raised net proceeds of US$92 million from our offering of ADSs in December 2003 and held a large portion of the proceeds in short-term financial instruments throughout 2004.

     Foreign currency gains and losses. We incurred a large amount of foreign currency losses in 2004 because we held most of the proceeds from our ADS offering in U.S. dollar-denominated instruments and deposits and the value of U.S. dollar declined 13.2% from ~~W~~1,192.0 per U.S. dollar as of December 31, 2003 to ~~W~~1,035.1 per U.S. dollar as of December 31, 2004. The foreign currency losses, net, in 2004 were ~~W~~13,280 million.

     Currency forward transaction gains and losses. From February 2004 through May 2004, we entered into several forward exchange contracts to hedge the impact of foreign currency fluctuations on certain assets denominated in U.S. dollars and Japanese Yen. We recognized a net gain of ~~W~~12,204 million through these forward contracts, partially offset by our foreign currency losses.

     Income taxes. Our effective tax rates for 2003 and 2004 were 15.2% and 12.9%, respectively. As a result of the reduced tax rate under the Special Tax Treatment Control Law of Korea, our income tax expenses for 2003 and 2004 were reduced by ~~W~~5,419 million and ~~W~~2,994 million, respectively, from what they would have been if the normal statutory tax rate had applied.

     Equity in earnings of related equity investment, net of taxes. This item records the earnings or losses in our equity method investment, net of taxes, which accounts for our investment in 9Webzen. The equity in earnings of related equity investment, net of taxes, decreased 52.5% in 2004, as revenue and profit from sales in China dropped noticeably. The decrease was mainly attributable to the success of the new games introduced by our competitors and partly due to the impact of the proliferation of illegal game servers in China.

     Net income. Principally, as a result of the factors discussed above, our net income decreased 58.0% in 2004 from 2003.

Impact of inflation

     In view of our operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 3.6% in 2003, 3.6% in 2004 and 2.7% in 2005.

Impact of Foreign Currency Fluctuations

     See “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Foreign currency risk.”

Government, Economic, Fiscal, Monetary or Political Factors

     See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to The Republic of Korea,” “Item 4. Information on the Company — 4.B. Business Overview — Laws and Regulations” and “Item 10. Additional Information — 10.E. Taxation.”

5.B. Liquidity and Capital Resources

   Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,

(in millions of Won and thousands of US$)	2003		2004		2005 (1)

							(unaudited)
Net cash provided by (used in) operating activities	~~W~~	33,856	~~W~~	12,506	~~W~~	(15,489)	$(15,335)
Net cash used in investing activities		(3,641)		(18,900)		(9,231)	(9,139)
Net cash provided by (used in) financing activities		136,268		(4,922)		(15,423)	(15,271)
Net increase (decrease) in cash and cash equivalents		166,483		(11,316)		(40,143)	(39,745)
Cash and cash equivalents at beginning of period		6,715		173,198		161,882	160,279
Cash and cash equivalents at end of period		173,198		161,882		121,739	120,534

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,010.0 to US$1.00, the noon buying rate in effect on December 31, 2005 announced by the Federal Reserve Bank of New York.

     Our primary source of liquidity is existing cash on hand. We used ~~W~~15,489 million in operating activities in 2005, as our net loss amounted to ~~W~~18,804 million during that period.

     Net cash used in investing activities in 2005 was ~~W~~9,231 million, and it consisted primarily of ~~W~~7,409 million for a leasehold deposit paid to the landlord of the building in connection with renting additional office space, ~~W~~5,503 million of cash paid for the acquisition of property and equipment such as servers and software and ~~W~~4,244 million used in investments in available-for-sale securities as we acquired and sold available-for-sale securities in the amount of ~~W~~36,239 million and ~~W~~31,995 million, respectively, partially offset by ~~W~~5,438 million net increase in cash as 9Webzen became our consolidated subsidiary. We used US$2.75 million of cash for the acquisition of the 21% interest in 9Webzen, but our cash balance increased after the transaction because the cash held by 9Webzen started to be consolidated to our cash balance in 2005. Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We satisfy a portion of our liquidity requirements by investing excess cash in short-term financial instruments, which primarily consist of time deposits with a maturity of one year or less, and demand deposits, money market demand deposits, and money market funds with a rolling maturity of 90 days or less. In addition, as part of our efforts to avoid being considered an investment company, we hold a substantial portion of our net cash provided by operating activities in lower-yielding bank deposits and money market instruments, which due to their liquidity and certain other characteristics are not considered to be investment securities under the Investment Company Act.

     Net cash used in financing activities was ~~W~~15,423 million for 2005, as we used ~~W~~10,684 million for a share buyback of 610,698 common shares in the market and paid ~~W~~5,058 million for dividends to our shareholders.

     Capital resources. As of December 31, 2005, our primary source of liquidity was ~~W~~121,739 million (US$120.5 million) of cash and cash equivalents and ~~W~~1,255 million (US$1.2 million) of unrestricted short-term financial instruments. We believe that our available cash, cash equivalents, and short-term financial instruments will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated, especially as we seek to make acquisitions in Korea, the United States and other markets and continue to evaluate other investment and game development opportunities. As of December 31, 2005, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties, except for certain guarantees entered into in connection with loans extended to our employees.

     We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for the continuous expansion and upgrading of our existing server equipment, for which we expect to make approximately ~~W~~8.0 billion in capital expenditures in 2006. We also anticipate spending a significant portion of our capital resources for acquisitions or investments in complementary businesses, products and technologies. The amount and timing of any acquisitions or investments have not yet been determined and will depend on our ability to identify suitable acquisition targets.

5.C. Research and Development, Patents and Licenses

     We expect that the online game industry will continue its recent pattern of developing increasingly sophisticated games and offering improved graphics resolution, sound quality and other improvements to the gaming experience. In order to remain competitive, we will continue to focus on our research and development efforts. We increased the number of game developers and system engineers from 274 individuals as of December 31, 2004 to 585 individuals as of December 31, 2005. See “— Item 5.A. Operating Results — Results of Operation” for more detailed discussion on how our research and development expenses were spent during the last three years. Areas of focus include:

•	Graphics—designing game characters and game environments, with the objective of optimizing the overall gaming experience;

•	Server programming—server design and development, handling interconnections, validation, security, character data and game process coordination and facilitating online communication among players;

•	Client programming—enhancing the visual and sound experience and movement simulation of game characters; and

•	Strategy and planning—overall game design and review of technical feasibility, market feasibility and the game development process.

5.D. Trend Information

     See “— 5.A. Operating Results — Overview.”

5.E. Off-balance Sheet Arrangements

     We have provided guarantees of ~~W~~580 million as of December 31, 2005 to lending institutions for certain loans extended to our employees for their purchase of our common shares through the employee stock purchase plan. The guarantees are secured by a cash deposit with the lending institution.

     All of our foreign currency forward contracts expired in 2004, and we do not have any outstanding hedging contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign currency risk.”

5.F. Contractual Obligations

     The tables below set forth the maturities of contractual cash obligations as of December 31, 2005.

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

	(in millions of Won)
Contractual obligations

Operating lease obligations	4,291	955	1,657	896	783
Purchase obligations	9,122	6,085	3,036	–	–

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

     The following table sets forth the names, ages and positions at our company and other positions held by our directors and officers as of March 31, 2006:

Name	Age	Position

Nam-Ju Kim	34	President, Chief Executive Officer and Director
		(Representative Director)
Won-Seon Kim	47	Chief Financial Officer and Director
Ki-Yong Cho	31	Vice President, Chief Creative Officer and Director
Kil-Saup Song	30	Chief Technology Officer and Director
Moon-Kyu Kim	50	Outside Director and a member of the audit committee
Sang-Woo Park	40	Outside Director and a member of the audit committee
Yong-Ku Kim	35	Outside Director and a member of the audit committee

     Nam-Ju Kim is a founder of Webzen and has served as a director since April 2000 and as the Representative Director, President and Chief Executive Officer since September 2002. From 1995 to 2000, he freelanced as a game developer. Mr. Kim graduated from Seoul Yerim Art High School.

     Won-Seon Kim has served as a director and Chief Financial Officer since September 2002. From 1999 to 2000, he served as a chief financial officer of Night Storm Media, Ltd., a Korean multimedia content development company. From 1981 to 1999, he worked at Samsung Corporation and from 1990 to 1998, served as chief financial officer of an overseas branch of Samsung Corporation. Mr. Kim received a bachelor’s degree in business administration from Seoul National University.

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

     Kil-Saup Song is a founder of Webzen and has served as a director and Chief Technology Officer in charge of server programming since April 2000. He has been a registered director of 9Webzen, our Hong Kong joint venture, since January 2003. He served as a game developer for Pantech Co., Ltd., a wireless telecommunication company, from 1998 to 2000. Mr. Song graduated from Euijungboo Technology High School.

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

     Yong-Ku Kim has served as a director and a member of the audit committee since March 2004. He is a certified public accountant and a director at NGC, Inc. Mr. Kim received a bachelor’s degree in business administration and a master’s degree in financial management from Seoul National University.

6.B. Compensation

     We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2005, the aggregate amount of compensation paid by us to all directors and executive officers was ~~W~~1.8 billion, and this amount excludes ~~W~~0.6 billion set aside or accrued to provide for retirement or similar benefits to our executive officers. We have not granted any stock options to any of our directors and executive officers. At our general meeting of shareholders held on March 28, 2006, our shareholders approved an aggregate amount of up to ~~W~~1.6 billion as compensation for our executive officers for the year 2006.

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

     The term of office for our directors is three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The terms of Moon-Kyu Kim, Sang-Woo Park, Yong-Ku Kim expire on March 25, 2007, those of Ki Yong Cho and Won Seon Kim on March 17, 2008, and those of Nam Ju Kim and Kil Saup Song on March 27, 2009, respectively.

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

Independent Directors

     Our ADSs are listed for quotation on the Nasdaq National Market and we currently are subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, Marketplace Rule 4350(c), a majority of the board of directors should be comprised of independent directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. Nasdaq granted us an exemption from the requirements under Rule 4350(c) until July 31, 2005, on the basis that such requirements were not consistent with the home country practice. The Korea Securities and Exchange Act and regulations thereunder require companies listed on the KOSDAQ or KRX Stock Market to have at least one fourth of its board of directors comprised of outside directors. Under the Korean law, a director or officer of the company, any person who served as a director or an officer of the company during the past two years, certain family members of a director of the company or certain other affiliates of the company, do not qualify as an outside director. We elected three independent outside directors in March 2005 to comply with the Korean law, but we do not satisfy the majority independent board requirement under Marketplace Rule 4350(c)(1).

Audit Committee

     The Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission (“SEC”) to require U.S. national securities exchanges and national securities associations, such as the Nasdaq National Market, to adopt rules to prohibit the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in the Sarbanes-Oxley Act. The SEC adopted final rules relating to the audit committee requirements on April 9, 2003, and approved related proposed changes to the Nasdaq corporate governance rules on November 4, 2003. Non-U.S. issuers such as ourselves are required to comply with the related Nasdaq audit committee requirements by July 31, 2005. Marketplace Rule 4350(d), which sets forth the requirements for listing company’s audit committees, requires that at least three independent directors who are able to read and understand fundamental financial statements to serve on the committee.

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

Difference between Nasdaq requirements and home country practices

     In general, corporate governance principles for Korean companies are set forth in the Korean Commercial Code and the Korean Securities and Exchange Act and, to the extent they are listed on KOSDAQ, listing rules of KOSDAQ. Corporate governance principles under provisions of Korean law may differ in significant ways to corporate governance standards for U.S. Nasdaq-listed companies. Under the latest amendment to the NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. Under the amendment, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of Rule 4350 we do not follow and the descriptions of home country practices.

     Under Rule 4350(b)(1)(A), issuers are required to distribute to shareholders copies of annual report containing audited financial statements prior to the company’s annual meeting and to file with Nasdaq at the time it is distributed to shareholders. We do not distribute our annual report to the shareholders. Instead, we make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices at least one week before the annual general meeting of shareholders. We also file our annual report on the Data Analysis Retrieval and Transfer System, or DART, an electronic disclosure system operated by Financial Supervisory Service (“FSS”), in accordance with the rules under the Korean Securities and Exchange Act.

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

     Under Rule 4350(c)(4), director nominees must either be selected, or recommended for the board’s selection, either by a majority of the independent directors or an independent nominations committee. The Korean Commercial Code grants the power of nomination to the board of directors, and we conduct our nomination process accordingly.

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

     Rule 4350(g) requires issuers to solicit proxies and provide proxy statements for all meetings of shareholders and provide them to Nasdaq. Nasdaq is of the view that the proxy statements required under Rule 4350(g) should contain the information required by Section 14 of the United States Securities Exchange Act of 1934 (the “Exchange Act”) and rules thereunder. The Korean Securities and Exchange Act requires persons soliciting proxies to provide proxy materials, with information set forth in the rules, to shareholders prior to or at the same time as the solicitation and to file the proxy materials with the FSS before they are sent to the shareholders. However, the information required under the Korean rules is much less extensive than that required under the Exchange Act rules. We do provide to shareholders proxy statements prior to shareholder meetings, but the contents of the materials are made in accordance with the Korean security rules.

     Under Rule 4350(h), issuers should conduct a review of all related party transactions on an ongoing basis and all such transactions should be approved by the audit committee. Korean law does not have a comparable requirement, and our board of directors review and approve related party transactions. Under the Korean Commercial Code and our Articles of Incorporation, however, any director with a special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

     Rule 4350(i) requires issuers to obtain shareholder approval prior to the issuance of certain securities, including when an issuance will result in a change of control, or in connection with the acquisition of the stock or assets of another corporation. We do not obtain shareholder approval for all of the cases provided in Rule 4350(i). But, under the Korean Commercial Code and our Articles of Incorporation, we do require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding, when we acquire all of the business of any other company or a part of the business of any other company have a material effect on our business, we issue new shares at a price below par value, we transfer all or any significant part of our business, or we effect a capital reduction.

6.D. Employees

     As of December 31, 2005, we had 933 full-time employees. The following tables set forth the number of permanent employees at Webzen and its wholly-owned subsidiaries, for the dates indicated:

	As of December 31,

	2003	2004	2005

Employees
Game development, web development and system engineering team	58	274	585
Game operations team	71	37	73
International business, strategy and planning, management support and
game marketing team	47	177	275

Total	176	488	933

     None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

     As of March 31, 2006, our wholly-owned subsidiaries, Webzen Taiwan, Webzen China, and Webzen America, had 61, 75 and 13 full-time employees, respectively.

     As of March 31, 2006, 9Webzen and 9Webzen (Shanghai) employed 102 employees in China, none of whom is represented by a labor union or covered by a collective bargaining agreement.

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

     Hana Bank and Korea Exchange Bank extended loans to members of our employee stock ownership association. As of December 31, 2005, we have pledged long term deposits in the amount of ~~W~~580 million to guarantee these bank loans, and we have provided free interest rate loans amounting to ~~W~~337 million to employees who purchased our common shares through the employee stock ownership association. On the same date, we also had outstanding housing and other loans to our employees in the aggregate amount of ~~W~~1,596 million. We have not experienced any defaults under these loans to our employees. We provide these loans as a benefit to our employees and not as a requirement under Korean law. Our executive officers and directors are not eligible for these loans.

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

     On July 10, 2002, we granted stock options to three of our employees to purchase an aggregate of 14,000 common shares at a purchase price of ~~W~~4,000 per share, subsequently changed to ~~W~~1,394 reflecting the 3-to-1 stock split, all of which vest by July 10, 2005 and expire on July 9, 2008. As of December 31, 2005, options to purchase an aggregate of 4,000 common shares were outstanding, after two employees with options to purchase an aggregate of 10,000 common shares terminated their employment with us. None of these stock options was granted to our directors or executive officers.

     On January 20, 2005, we granted stock options to our employees to purchase an aggregate of 118,800 common shares. All of the options granted on this date can be exercised between January 20, 2008 through January 19, 2010, at a purchase price of ~~W~~24,100 per share. As of December 31, 2005, options to purchase an aggregate of 99,000 common shares were outstanding, after six employees with options to purchase an aggregate of 19,800 common shares terminated their employment with us. Of the 99,000 options outstanding as of December 31, 2005, 11,200 were granted to our directors or executive officers.

     On April 12, 2006, we granted stock options to our employees to purchase an aggregate of 41,000 common shares from April 12, 2008 through April 11, 2010 at ~~W~~24,100 per share. Options for 18,000 shares of the total 41,000 shares were granted to two executive officers.

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

     We established our employee stock ownership association in November 2002. As of December 31, 2005, 132 of our employees are members of the employee stock ownership association.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

     The following table sets forth information as of May 31, 2006 known to us with respect to the beneficial ownership of our common shares by:

  each person who is the beneficial owner of more than 5% of our common shares;

  each of our directors;

  each of our named executive officers; and

  all of our executive officers and directors as a group

based on 12,247,602 of our common shares outstanding as of such date. This table assumes no exercise of outstanding stock options. None of our common shares entitles the holder to any preferential voting rights.

	Number of shares beneficially owned	Percentage beneficially owned

Directors and officers:
Nam-Ju Kim	813,279	6.6%
Ki-Yong Cho	811,879	6.6%
Kil-Saup Song	722,829	5.9%
Won-Seon Kim	80,200	0.7%

	Number of shares beneficially owned	Percentage beneficially owned

Moon-Kyu Kim	*(1)	*(1)
Sang-Woo Park	*(1)	*(1)
Yong-Ku Kim	*(1)	*(1)
All executive officers and directors as a group	2,428,187	19.8%

Other major shareholders
Delta Partners LLC and Charles Jobson(2)	1,030,275	8.4%

(1)	Owns less than one percent of our common shares.

(2)	According to the Schedule 13G filed on February 14, 2006 by Delta Partners LLC and Charles Jobson, the shares reported for Delta Partners LLC and Mr. Jobson include shares beneficially owned by Prism Partners LP, Prism Offshore Fund Ltd., Prism Partners QP, LP, Triton 200, Ltd., Delta GEMS, LP and Delta GEMS Offshore Fund, Ltd.

     According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2005, 2,308,641 shares of our common shares were held in the form of ADSs, representing 18.9% of total outstanding common shares.

7.B. Related Party Transactions

Relationship with 9Webzen

     In September 2002, we entered into a joint venture agreement with GameNow, a leading Chinese-language game website operator. Pursuant to the joint venture agreement, we established 9Webzen and contributed US$500,000 for a 49% equity interest, with GameNow contributing US$520,408 for the remaining 51% interest. On December 14, 2005, we acquired an additional 21% equity interest for US$2.75 million, in order to become the controlling company of the joint venture, so that we can increase our presence in the Chinese market. The joint venture agreement provides for the distribution of all profits generated by the joint venture’s wholly-owned subsidiary, 9Webzen (Shanghai). The term of the joint venture is 10 years and is subject to renewal with the consent of both parties. The joint venture agreement is subject to termination by either party in the event of a material breach by the other party, in the event losses are incurred for three consecutive years or in the event of a bankruptcy or a force majeure event. In connection with the joint venture agreement, we entered into a license agreement, in which we granted 9Webzen an exclusive right to license from us, and sublicense to 9Webzen (Shanghai), the distribution rights for our MU online game in China. The license provides for a monthly royalty payment to 9Webzen, which in turn remits to us a license fee, of 20% of 9Webzen (Shanghai)’s gross revenues, net of withholding tax, payable in U.S. dollars. The term of the license is five years and is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event.

Contribution to Webzen Taiwan

     On January 11, 2006, we contributed US$1.0 million to Webzen Taiwan, our wholly-owned subsidiary, in exchange for 3,186,000 newly issued common shares of the company.

Loan to Webzen America

     We extended a US$1.5 million loan to Webzen America on April 19, 2006. The term was for three years and the interest rate was 5%. Webzen America will use the lent amount for general corporate use.

7.C. Interests of Experts and Counsel

     Not applicable.

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

Stock split

     On June 10, 2004, we announced a 3-to-1 stock split to our shareholders of record as of June 28, 2004. In connection with such stock split, the ratio of our common shares to ADR changed from 1:10 to 3:10, effective July 20, 2004.

8.B. Significant Changes

     On February 28, 2006, we entered into an agreement to publish a game called T-Project (tentative name), developed by a U.S.-based company named Red 5.

Item 9. The Offer and Listing

9.A. Market Price Information

     With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and Kosdaq Committee, a sub-organization of Korea Stock Dealers Association, were merged and integrated into a newly established joint-stock company called KRX. KRX is organized into five divisions: the Administrative Service Division, the Stock Market Division, referred to as KRX Stock Market, the Kosdaq Market Division, referred to as the KRX KOSDAQ Market, the Futures Market Division, referred to as the KRX Futures Market, and the Market Surveillance Division. The KRX, headquartered in Pusan, has one branch located in Seoul.

     Our common shares are traded on the KOSDAQ under the code 069080. Our common shares were listed on the KOSDAQ on May 23, 2003. The KOSDAQ composite index is computed by taking the aggregate market capitalization of all companies included in the index as a percentage of the market capitalization as of the base date, July 1, 1996, multiplied by 1,000.

     The most widely followed price index of stocks quoted on stock exchanges in Korea is the Korea Composite Stock Price Index, or KOSPI, an index of all equities listed on KRX Stock Market. The KOSPI is computed by aggregating the market capitalization of all listed companies and (subject to certain adjustments) by expressing this aggregate as a percentage of the aggregate market capitalization of all listed companies as of the base date (January 4, 1980).

     The following table sets forth, for the periods indicated:

  the high and low closing sales price for our common shares as reported on the KOSDAQ;

  the average daily trading volume of our common shares;

  the high and low of the daily closing values of the KOSDAQ composite index; and

  the high and low of the daily closing values of the KOSPI.

	Price per common share		Average daily trading volume	KOSDAQ		KOSPI

	High	Low		High	Low	High	Low

2003
Second quarter	125,000	71,600	144,721	508.60	382.50	690.49	538.46
Third quarter	151,500	114,800	185,487	535.00	448.50	767.46	674.75
Fourth quarter	158,500	112,000	124,814	481.70	430.90	822.16	704.29
2004
First quarter	150,900	100,000	91,376	458.40	420.28	907.43	821.26
Second quarter (1)	110,000	27,950	107,430	491.53	361.17	936.06	728.98
Third quarter	29,000	19,200	238,695	383.84	324.71	857.15	719.59
Fourth quarter	27,400	20,100	226,939	382.71	350.70	895.92	808.14
2005
First quarter	24,600	18,000	263,224	515.04	390.40	1,022.79	870.84
Second quarter	20,100	16,750	143,108	503.21	423.30	1,010.80	911.30
Third quarter	19,700	14,350	170,236	571.95	492.66	1,231.22	1,018.02
Fourth quarter	32,150	17,050	429,491	747.96	573.19	1,379.37	1.140.72
2006
First quarter	34,400	19,000	417,607	754.97	601.33	1,421.79	1,297.43
2005
December	32,150	25,800	450,346	747.96	688.23	1,379.37	1,305.98
2006
January	34,400	23,950	475,644	754.97	601.33	1,421.79	1,297.43
February	24,300	19,000	519,282	682.36	639.92	1,375.97	1,303.84
March	23,250	19,200	272,415	679.19	637.41	1,367.70	1,309.83
April	25,150	22,000	257,709	704.57	677.28	1,452.53	1,379.75
May	25,400	19,500	219,565	691.89	620.20	1,464.70	1,292.76

(1) Price decreased significantly partly due to the 3-to-1 stock split, which took place in June 2004.

Nasdaq National Market

     The ADSs are listed on the Nasdaq National Market under the symbol “WZEN.”

     As a result of a 3-for-1 stock split in June 2004, the ADR ratio changed so that ten ADSs represent three shares. According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2005, 2,308,641 shares of our common shares were held in the form of ADSs, representing 17.8% of total outstanding common shares.

     The following table provides the high and low closing sale prices and the average daily trading volume of our ADSs on the Nasdaq National Market based on information provided by www.adr.com.

Calendar period	High	Low	Average daily trading volume

	(US$)	(US$)	(ADSs)

2003
December	11.20	9.68	524,100
2004
First quarter	14.05	8.23	404,350
Second quarter	9.49	5.75	216,080
Third quarter	7.32	4.92	108,400
Fourth quarter	7.95	5.02	102,370
2005
First quarter	6.99	5.30	108,220
Second quarter	6.08	4.85	76,770
Third quarter	5.74	4.28	84,870
Fourth quarter	9.34	4.86	122,820
2006
First quarter	10.34	6.01	144,930
2005
December	9.34	7.34	96,920
2006
January	10.34	7.23	134,750
February	7.83	6.09	142,670
March	7.39	7.19	155,640
April	8.10	6.81	113,620
May	8.20	6.16	98,190

9.B. Plan of Distribution

     Not applicable.

9.C. Markets

     See “—9.A. Market Price Information.”

9.D. Selling Shareholders

     Not applicable.

9.E. Dilution

     Not applicable.

9.F. Expenses of the Issue

     Not applicable.

Item 10. Additional Information

10.A. Share Capital

     Not applicable.

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
General

     Our total authorized share capital is 40,000,000 shares, which consists of common shares and preferred shares (together, referred to as “shares”) each with a par value of ~~W~~500 per share. Under our Articles of Incorporation, holders of preferred shares are entitled to dividends of 3% or more of the par value of such shares, the exact rate to be determined by our board of directors at the time of issuance.

     Under our Articles of Incorporation, we are authorized to issue preferred shares numbering up to one-half of our total shares issued.

     As of March 31, 2006, 12,971,000 common shares were issued, and 12,248,602 common shares were outstanding. We have not issued any preferred shares. All of our issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our Articles of Incorporation, we may issue additional common shares without further shareholder approval.

Dividends

     We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares, except for the fees and expenses payable by the ADS holders under the deposit agreement with respect to such dividends.

     We may declare annual dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year or declare quarterly dividends within 45 days of March 31, June 30 and September 30. We pay dividends shortly after declaration. We may distribute the annual dividend in cash or in shares and quarterly dividend only in cash. However, a dividend in shares must be distributed at par value. If the market price of the dividended shares is less than par value, dividends in shares may not exceed one-half of the annual dividends. We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

     Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of:

  our stated capital, the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period, and the legal reserve to be set aside for the annual dividend.

We may not pay an annual dividend unless we have set aside as a legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. In addition, as a company registered with the KOSDAQ, we are required under the relevant Korean laws and regulations to set aside a certain amount every fiscal year as a reserve until our capital ratio is at least 30%. We may not use our legal reserve to pay cash dividends but may transfer amounts from our legal reserve to capital stock or use our legal reserve to reduce an accumulated deficit.

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

  to the members of the employee stock ownership association when less than 20% of the offering is made to such members;

  to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act or to domestic companies conducting the business of technology credit guarantees or venture investment;

  to domestic or overseas financial institutions for the purpose of raising funds on an emergency basis;

  to an allied company as necessary for the development of technology;

  upon exercise of a stock option in accordance with Article 189-4 of the Korean Securities and Exchange Act or exercise of employee stock option pursuant to Article 32, Clause 2 of the Employee Welfare Act; and

  in the form of depositary receipts in accordance with Article 192 of the Korean Securities and Exchange Act.

     We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders entitled to subscribe for newly issued shares of the subscription deadline at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights shall lapse. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised and for fractional shares.

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

     We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. However, for holders of not more than 1% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Maeil Business Newspaper for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meetings of shareholders.

     Our shareholders meetings are held at our head office or other adjacent areas as deemed necessary.

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

  transferring all or any significant part of our assets and/or business;

  acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business; or

  any other matters for which such resolution is required under relevant laws and regulations.

     In general, holders of preferred shares (other than enfranchised preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our Articles of Incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of our total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on preferred shares as provided in our Articles of Incorporation, the holders of preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

Register of Shareholders and Record Dates

      Our transfer agent, Hana Bank, maintains the register of our shareholders at its office located at 43-2 Yoido-dong, Youngdeungpo-ku, Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

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

     Under the Korean Securities and Exchange Act, we must file with the FSC and the KRX, an annual report within 90 days after the end of our fiscal year and interim reports with respect to the three-month period, six-month period and nine-month period from the fiscal year within 45 days following the end of each period. Copies of these reports are or will be available for public inspection at the FSC and the KSDA.

Transfer of Shares

     Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his or her name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

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

Acquisition of Shares by Us

     We may not acquire our own common shares except in limited circumstances, such as reduction in capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code and the Korean Securities and Exchange Act, except in the case of a reduction of capital (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Korean Securities and Exchange Act, we may acquire our common shares through purchases on the KOSDAQ market or through a tender offer. We may also acquire interests in our common shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the common shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserve required to be set aside for that fiscal year and treasury shares acquired year-to-date, subject to certain procedural requirements. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for information on share repurchases by us.

Liquidation Rights

     In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

10.C. Material Contracts

In July 2004, we entered into a definitive agreement to acquire two game titles and related intangible assets and personnel from ROG, a game developer in Korea, for ~~W~~3.0 billion in cash.

In October 2004, we entered into a definitive agreement to acquire one game and related intangible assets and personnel from LK7, a game developer in Korea, for ~~W~~1.0 billion in cash.

In February 2005, we entered into a worldwide publishing rights contract for the online PC game APB with RTW, a company based in Scotland. In June 2005, we entered into a worldwide publishing rights contract for the console version (Xbox 360) of the online game APB.

In May 2005, we licensed MU to FPT Communications in Vietnam in exchange for receiving monthly royalty fees that are tied to the revenue in Vietnam and a one-time installation fee.

In December 2005, we licensed MU global server to K2, a company based in the United States, for monthly royalty fees and a one-time fee for the servers provided.

In December 2005, we entered into three-year licensing agreement with The9 for the distribution of Soul of the Ultimate Nation (SUN) in China for royalty fees with a minimum guarantee.

In February 2006, we entered into a worldwide publishing rights contract for the online game tentatively named T-Project with Red 5, a company based in the United States.

     Other than the agreements with ROG and LK7, the above contracts are online game publishing rights or license agreements that were entered into in the ordinary course of our business.

10.D. Exchange ControlsGeneral

General

     The Korean Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Act and Decree (collectively, the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the MOFE. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities.

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

Restrictions Applicable to Shares

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on KRX Stock Market or KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on KRX Stock Market or KOSDAQ only through KRX Stock Market or the KOSDAQ, except in limited circumstances, including:

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

     For over-the-counter transactions of shares between foreigners outside KRX Stock Market or KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside KRX Stock Market or KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by using securities borrowed from securities companies in Korea with respect to shares that are subject to a foreign ownership limit.

     The Investment Rules require a foreign investor who wishes to invest in shares on KRX Stock Market or KOSDAQ (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor’s purchase of shares through KRX Stock Market or KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside KRX Stock Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided that a foreign investor must ensure that any acquisition or sale by it of shares outside KRX Stock Market or KOSDAQ, in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment trust companies, internationally recognized foreign custodians, the entity licensed to be engaged in futures transaction business under Korean Futures Transaction Law, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ right, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

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

   Dividends on the Shares or ADSs

     We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% . If you are a resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5%, including local surtax, generally will apply. If you are a beneficial owner of ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you:

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

   Taxation of Capital Gains

     You are exempt from Korean taxation on capital gains realized upon sale of shares through KRX Stock Market or KOSDAQ if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, provided that you have no permanent establishment in Korea (whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt from Korean taxation on the capital gains realized by the disposition of common shares or ADSs. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea.

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

   Inheritance Tax and Gift Tax

     If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the common shares underlying the ADSs. If you are treated as the owner of the common shares, the heir or the donee (or you, if the donee fails to pay) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of such common shares or ADSs is greater than a specified amount.

   Securities Transaction Tax

     You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the shares when traded on the Korea Stock Exchange. If you transfer shares through KOSDAQ, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares and will not be subject to an agriculture and fishery special tax. If your transfer of shares is not made on KRX Stock Market or KOSDAQ, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

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

  tax-exempt organizations;

  persons holding common shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

  persons who acquired our common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations and the current income tax treaty in effect between the United States and the Republic of Korea (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

   Passive Foreign Investment Company Considerations

     Based on the price of our common shares and ADSs during our 2005 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe that we were a PFIC for our 2005 taxable year. Further, there is a significant risk that we will be a PFIC for our 2006 taxable year and we may be a PFIC for any future taxable year.

     In general, a non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents and royalties.

     If we are a PFIC for any taxable year during which a U.S. holder holds common shares or ADSs, such U.S. holder is subject to adverse U.S. federal income tax rules. In general, gain recognized upon a disposition (including, under certain circumstances, a constructive disposition) of common shares or ADSs by such U.S. holder is allocated ratably over the holder’s holding period for such common shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution received by such U.S. holder on its common shares or ADSs in excess of 125% of the average of the annual distributions on such common shares or ADSs received during the preceding three years or the holder’s holding period, whichever is shorter, would be subject to taxation as described above.

     Under certain attribution rules, if we are a PFIC, U.S. holders will be deemed to own their proportionate share of any direct or indirect subsidiaries that are also PFICs (“subsidary PFICs”), and will generally be subject to U.S. federal income tax as if such holders directly held the shares of such subsidiary PFICs.

     To avoid the foregoing rules a U.S. holder may make a mark-to-market election with respect to the common shares or ADSs (but not with respect to the shares of any subsidiary PFICs) if the common shares or ADSs are “regularly traded” on a “qualified exchange.” The common shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Our ADSs are traded on the NASDAQ National Market, which is a qualified exchange.

     If a U.S. holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares or ADSs at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares or ADSs will be treated as ordinary income. U.S. holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

     We will not make available the information necessary for U.S. holders to make a Qualified Electing Fund election.

     If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder must file IRS Forms 8621 with respect to us and any subsidiary PFICs. In addition, the preferential dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. holders does not apply if we are a PFIC for a taxable year in which we pay a dividend or the prior taxable year.

     U.S. holders should consult their own tax advisers concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

   Taxation of Distributions

     Subject to the passive foreign investment company rules described above, distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. However, for any year in which we are treated as a PFIC, such dividends will not be eligible for the reduced rates of taxation. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Korean taxes. The dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code.

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

     Korean taxes withheld from cash dividends on common shares or ADSs at the rate provided in the Treaty will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Korean taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against your U.S. federal income tax liability until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. See “— Korean Taxation — Dividends on the Shares or ADSs” for a description of how you can secure the Treaty rate for withholding on dividends paid by us. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

   Sale and Other Disposition of Common Shares or ADSs

     Subject to the passive foreign investment company rules described above, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the sale or other disposition and your tax basis in the common shares or ADSs disposed of. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

   Information Reporting and Backup Withholding

     Information returns may be filed with the U.S. Internal Revenue Service in connection with the payment of dividends and sales proceeds. You may be subject to backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

10.F. Dividends and Paying Agents

     Not applicable.

10.G. Statements by Experts

     Not applicable.

10.H. Documents on Display

     We are subject to the information requirements of the Exchange Act, and, in accordance therewith, we file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information can be inspected at the public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the material from the public reference room or by calling at 1-800-732-0330 or writing the SEC upon payment of a prescribed fee. Our SEC filings, including the annual reports on Form 20-F, are also available on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Webzen’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

     Not applicable.

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

        Foreign currency risk. We have exposure to some foreign currency exchange-rate fluctuations on cash flows from our equity investee and licensee partners denominated in U.S. dollars or Japanese Yen and on translations of revenue from 9Webzen denominated in Renminbi. For example, our revenues may be impacted by exchange rate fluctuations in the Renminbi when we receive royalty payments in U.S. dollars or Japanese Yen and by exchange rate fluctuations in the U.S. dollar when license revenues are translated into Korean Won. Foreign exchange fluctuation could also affect the value of our assets. As of December 31, 2005, we had ~~W~~121,739 million of cash or cash equivalents, approximately ~~W~~10,004 million or US$9.9 million of which were held in foreign currencies such as U.S. Dollar, Japanese Yen, Chinese RMB and NT Dollar. If the Won had appreciated against the U.S. dollar by 10% and all other variables were held constant from their levels at December 31, 2005, we estimate that our net loss would have deteriorated by 8%.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. to D. Material Modifications to the Rights of Security Holders

     On February 3, 2004, JPMorgan Chase Bank, as depositary for the ADSs, and we entered into the first amendment to the deposit agreement governing the ADSs, under which we reduced the total number of our common shares on deposit at any time with the depositary from 1,500,000 to 1,300,000. In connection with our 3-to-1 stock split on June 10, 2004, we entered into the second amended to the deposit agreement to change the ratio of our common shares to ADSs from 1:10 to 3:10 and adjust the maximum number of common shares that may be accepted for deposit from 1,300,000 to 3,900,000. The second amendment went effective on July 10, 2004.

14.E. Use of Proceeds

     We completed our initial public offering of 8,700,000 ADSs, representing 870,000 common shares (2,610,000 shares after the 3-to-1 stock split) on the Nasdaq National Market, in December 2003, pursuant to our registration statement on Form F-1 (File No. 333-110321), which the SEC declared effective on December 12, 2003. In the offering, we sold the ADSs at a price of $11.17 per ADS, which resulted in aggregate net proceeds to us of approximately US$92 million, after deducting underwriting discounts and commissions and paying offering expenses of approximately US$4.86 million. The managing underwriter in the offering was J.P. Morgan Securities, Inc.

     As of December 31, 2005, we have used a total of approximately ~~W~~29,026 million of our IPO proceeds. ~~W~~8,228 million was used for office rent, ~~W~~5,260 million for equipment, ~~W~~7,596 million for new games and ~~W~~7,941 million in advertisement and marketing.

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

Item 15. Controls and Procedures

     Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2005, as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures related thereto were not effective to ensure their intended objectives. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

     A material weakness, as defined under Standards of the Public Accounting Oversight Standard Board (United States), is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management identified the following material weaknesses in our internal control over financial reporting as of December 31, 2005:

  Lack of sufficient complement of personnel. We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the selection, application and implementation of U.S. GAAP commensurate with our financial reporting requirements under the Exchange Act. This material weakness could result in a material misstatement of our consolidated financial statements due to misapplication of accounting principles.

  Lack of controls over the financial close and reporting process. We did not maintain effective controls, including monitoring, over our financial close and reporting process. Specifically, we do not have adequately designed controls to ensure the completeness, accuracy and restricted access to spreadsheets used in the period-end financial closing process. This control deficiency could result in errors in the performance of consolidations and the preparation of U.S. GAAP financial statements.

  Lack of controls over information technology general control. We did not maintain adequate control procedures for the development of and the change in accounting computer programs, and we have deficient documentation of general control procedures relating to our information technology system. This control deficiency could result in a material misstatement of our consolidated financial statements.

     There were no changes in our “internal control over financial reporting,” as that term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, that occurred during the year ended December 31, 2005 and had materially affected or are reasonably likely to materially affect our internal control over financial reporting.

     To address the material weaknesses described above, we performed additional analysis and other post-closing procedures to ensure that the consolidated financial statements were prepared in accordance with U.S. GAAP. Specifically, we have reviewed separately our 2005 annual financial statement results in order to minimize errors and engaged an international accounting firm to assist us in our preparation and review of our 2005 annual financial statements included in this annual report.

     We are currently in the process of taking measures and devoting significant resources to rectify the material weaknesses with respect to internal control over financial reporting. For example, we have entered into a training service agreement with an international accounting firm to offer external and internal U.S. GAAP training sessions to employees involved in our financial close and reporting process. We are also encouraging relevant employees to take the U.S. uniform CPA examination and are providing incentives for those who pass the examination. In October 2005, we set up the Internal Control Financial Report Team (“ICFR team”), which reports directly to our Chief Financial Officer and is staffed with 3 full-time employees who are preparing for the implementation of SOX 404. With the help of an international accounting firm, the ICFR team is implementing a comprehensive monitoring program for internal control over financial reporting and is making recommendations to the management. In February 2006, we also adopted SAP enterprise software application and database as the financial system of record. We expect to test the system for the closing of our first quarter results in 2006. We believe the new system will improve our control over the financial statement compilation process and substantially reduce our reliance on manual spreadsheets. We also plan to have our independent auditors review our internal control procedures during the second half of 2006 in order to test their effectiveness under the SOX 404 standard.

Item 16. Reserved.

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

	For the year ended December 31,

	2004	2005(1)

	Won	Won	US$
	(in thousands)
Audit fees(2)	350,430	536,035	531
Audit-related fees(3)	0	150,000	149
Tax fees	0	5,566	6
All other fees	0	0	0

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,010.0 to US$1.00, the noon buying rate in effect on December 31, 2005 as announced by the Federal Reserve Bank of New York.

(2)	Audit fees in the table above are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of our annual financial statements, the review of our interim financial statements, assistance with and review of registration statements and periodic SEC filings and issuance of comfort and consent letters.

(3)	Audit-related fees in the table above are the fees billed by Samil PricewaterhouseCoopers in connection with pre-attestation related to SOX 404.

Audit Committee’s Pre-Approval Policies and Procedures

     We established our audit committee at the annual general shareholders’ meeting held in March 2004. Our audit committee rules set forth that all auditing services and non-auditing services provided to us by our independent auditors should be pre-approved by the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     In connection with the listing of our ADSs on the Nasdaq National Market in December 2003, we were granted a waiver from the Nasdaq audit committee requirements, Rule 4350(d), until July 31, 2005.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     During the period from April 7, 2004 to June 2, 2004, we repurchased 70,000 shares of our common shares on KOSDAQ. On March 18, 2005, our board of directors passed a resolution to directly repurchase 200,000 common shares and indirectly repurchase ~~W~~9 billion worth of common stock through trust accounts during the period from April 18, 2005 to July 17, 2005, in order to stabilize the stock price and to accumulate treasury stock for future stock option grants. Through June 7, 2006, we have repurchased 200,000 common shares directly on KOSDAQ and USPS 8.9 billion worth of common shares through trust accounts. On April 12, 2006, we extended our trust contract for the existing ~~W~~9 billion account to October 12, 2006. As of June 7, 2006, the remaining balance that may be used for the repurchase program was approximately ~~W~~21 million.

Period	Total number of common shares purchased	Average price paid per share		Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate Korean Won value) of shares that may yet be purchased under the plans or programs

April 7-30, 2004	18,267	~~W~~ 103,876		18,267	51,733(1)
May 1-31, 2004	47,760	80,892		47,760	3,973(1)
June 1-2, 2004	3,973	89,812		3,793	-
April 18-30, 2005(2)	66,859	17,361	(3)	66,859	133,141(4)
May 1-31, 2005(2)	133,141	16,559		133,141	-
May 18-August 11, 2005(5)	410,698	17,612		410,698	~~W~~ 7,327,811,810(6)
February 17, 2006 - June 7, 2006(5)	86,951	18,951		86,951	~~W~~ 21,649,005(6)

(1)	Number of common shares that may yet be purchased under the plan to repurchase 70,000 common shares.

(2)	Purchased directly in the market.

(3)	Price decreased significantly partly due to the 3-to-1 stock split that took place in June 2004.

(4)	Number of common shares that may yet be purchased under the plan to repurchase 200,000 common shares.

(5)	Purchased through trust account.

(6)	Remaining balance in Korean Won value in the ~~W~~9 billion trust account.

PART III

Item 17. Financial Statements

     Webzen has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

     The consolidated financial statements of Webzen and the report thereon by its independent auditor listed below are attached hereto as follows:

(a)	Consolidated Balance Sheets as of December 31, 2004 and 2005 (page F-3)

(b)	Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 (page F-4)

(c)	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2003, 2004 and 2005 (page F-5)

(d)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 (page F-6)

(e)	Notes to Consolidated Financial Statements (page F-7 to F-23)

Item 19. Exhibits

1.1		Articles of Incorporation Amended on March 28, 2006 (English translation)

2.1	*	Form of Common Share Certificate (English translation)

2.2	**	Form of ADR

2.3	*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4	***	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated February 3, 2004

2.5	****	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts

4.1	*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Ltd.

4.2	*	License Agreement, dated September 10, 2002, between the registrant and 9Webzen, Ltd.

4.3	*	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)

4.4	*	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.

4.5	*	Office Purchase Agreement, dated July 31, 2002, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.6	*	Office Purchase Agreement, dated March 5, 2003, between the registrant and IT’S TV Co., Ltd. (English Summary)

4.7	*	Lease Agreement, dated April 25, 2003, between the registrant as tenant and Ho Jeong as landlord (English Summary)

4.8	*	Internet Content Service Agreement, dated January 15, 2001, between The9 Computer Technology Consulting (Shanghai) Co., Ltd and Shanghai Jiucheng Information Technology, Ltd. (English Translation)

4.9	*	Internet Content Service Agreement, dated February 1, 2003, between 9Webzen (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd. (English Translation)

4.10	*	Service Agreement, dated February 15, 2003, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and 9Webzen (Shanghai) Co., Ltd.

4.11	†	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

6.1		Calculation of Basic and Diluted Earnings Per Common Share and ADS (See “Note 14 to the Consolidated Financial Statements” of this Form 20-F)

8.1		List of Subsidiaries (See “Item 4. Information on the Company — 4.C. Organizational Structure” of this Form 20-F)

11.1	†	Code of Ethics (English Translation)

12.1		Certifications of Chief Executive Officer required by Rule 13a-14(a)

12.2		Certifications of Chief Financial Officer required by Rule 13a-14(a)

13.1		Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b)

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

Webzen Inc. and subsidiaries
Index
December 31, 2004 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2004 and 2005	F-2
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005	F-3
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2003,
2004 and 2005	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005	F-5
Notes to Consolidated Financial Statements	F-6 - F-26

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Webzen Inc. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Webzen Inc. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Samil PricewaterhouseCoopers
Seoul, Korea
June 28, 2006

Webzen Inc. and subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2005

(In millions of Korean Won and in thousands of U.S. dollars, except per share data)

					(Note 3)
	2004		2005		2005
					(unaudited)
Assets
Current assets:
Cash and cash equivalents	~~W~~	161,882	~~W~~	121,739	$120,534
Other current assets		15,002		16,799	16,633

Total current assets		176,884		138,538	137,167

Property and equipment, net		17,094		20,607	20,403
Leasehold and other deposits		10,107		17,516	17,341
Other non-current assets		8,597		9,024	8,935

Total assets	~~W~~	212,682	~~W~~	185,685	$183,846

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	~~W~~	3,020	~~W~~	4,681	$4,634
Deferred income		4,977		6,865	6,797
Income taxes payable		1,363		-	-
Other current liabilities		249		378	374

Total current liabilities		9,609		11,924	11,805

Long-term deferred income		506		275	273
Accrued severance benefits		2,466		4,325	4,282
Guarantee deposits		1,125		872	863
Other non-current assets		-		10	10

Total liabilities		13,706		17,406	17,233

Minority interest		-		867	858

Commitments and contingencies
Stockholders’ equity
Preferred stock, ~~W~~500 par value,
6,485,000 shares authorized at
December 31, 2004 and 2005, no shares issued
and outstanding at December 31, 2004 and 2005		-		-	-
Convertible stock, ~~W~~500 par value, 6,485,000 shares
authorized at December 31, 2004 and 2005,
no shares issued and outstanding
at December 31, 2004 and 2005		-		-	-
Common stock, ~~W~~500 par value 27,030,000 shares
authorized at December 31, 2004 and 2005,
12,970,000 shares issued and 12,900,000 shares
outstanding at December 31, 2004 and
12,970,000 shares issued and 12,289,302 shares
outstanding at December 31, 2005		6,485		6,485	6,421
Additional paid-in capital		135,513		135,891	134,546
Retained earnings		60,735		38,706	38,323
Loans to employees related to employee stock purchase plan		(908)		(337)	(333)
Treasury stock, 70,000 shares and 680,698 shares
at December 31, 2004 and 2005, respectively		(2,061)		(12,745)	(12,619)
Accumulated other comprehensive loss		(788)		(588)	(583)

Total stockholders’ equity		198,976		167,412	165,755

Total liabilities and stockholders’ equity	~~W~~	212,682	~~W~~	185,685	$183,846

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2003, 2004 and 2005

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share data)

							(Note 3)
		2003		2004		2005	2005
							(unaudited)
Net revenue
Online game subscriptions	~~W~~	48,667	~~W~~	46,041	~~W~~	26,830	$26,564
Royalties and license fees		8,270		8,204		4,816	4,769

Total net revenues		56,937		54,245		31,646	31,333
Cost of revenues		5,890		10,723		12,815	12,688

Gross profit		51,047		43,522		18,831	18,645

Operating expenses
Selling, general and administrative expenses		16,762		21,699		26,763	26,500
Research and development expenses		-		10,262		20,282	20,082

Operating income (loss)		34,285		11,561		(28,214)	(27,937)

Other income (expense)
Interest income		1,186		3,849		4,747	4,700
Foreign currency gains		1,071		3,987		59	59
Foreign currency losses		(367)		(17,267)		(436)	(432)
Currency forward transaction gains		-		12,357		-	-
Currency forward transaction losses		-		(153)		-	-
Others, net		49		(46)		164	163

Income (loss) before income tax
expenses, equity in earnings (losses) of
related equity investment and minority
interest		36,224		14,288		(23,680)	(23,447)
Income tax expenses (benefits)		5,501		1,846		(5,507)	(5,452)

Income (loss) before equity in earnings
(losses) of related equity investment
and minority interest		30,723		12,442		(18,173)	(17,995)
Equity in earnings (losses) of related
equity investment, net of taxes		5,179		2,461		(664)	(657)

Income (loss) before minority interest		35,902		14,903		(18,837)	(18,652)
Minority interest		110		206		33	34

Net income (loss)	~~W~~	36,012	~~W~~	15,109	~~W~~	(18,804)	(18,618)

Earnings (loss) per share
Basic	~~W~~	3,798	~~W~~	1,169	~~W~~	(1,497)	(1.48)

Diluted	~~W~~	3,796	~~W~~	1,169	~~W~~	(1,497)	(1.48)

Weighted average number of shares outstanding
Basic		9,481,151		12,924,119		12,563,892	12,563,892

Diluted		9,486,556		12,927,206		12,563,892	12,563,892

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2003, 2004 and 2005

(In millions of Korean Won and in thousands of U.S. dollars, except number of shares)

	Common Shares		Common Stock		Additional Paid-in Capital		Retained Earnings		Loans to Employees Related to Employee Stock Purchase Plan		Treasury Stock		Accumulated Other Comprehensive Loss		Total
Balance at January 1, 2003	7,620,000	~~W~~	1,270	~~W~~	1,389	~~W~~	13,735	~~W~~	-	~~W~~	-	~~W~~	-	~~W~~	16,394
Issuance of common stock, net	5,490,000		915		138,413		-		-		-		-		139,328
Loans to employees related to
employee stock purchase plan	-		-		-		-		(2,972)		-		-		(2,972)
Amortization of deferred
stock compensation	-		-		69		-		-		-		-		69
Net income	-		-		-		36,012		-		-		-		36,012

Balance at December 31, 2003	13,110,000		2,185		139,871		49,747		(2,972)		-		-		188,831
Treasury stock purchase	(70,000)		-		-		-		-		(6,182)		-		(6,182)
Stock-split not applied
to treasury stock	(140,000)		-		-		(4,121)		-		4,121		-		-
Stock-split	-		4,300		(4,322)		-		-		-		-		(22)
Loans to employees related to
employee stock purchase plan	-		-		-		-		2,064		-		-		2,064
Amortization of deferred
stock compensation	-		-		(36)		-		-		-		-		(36)
Comprehensive income:
Net income	-		-		-		15,109		-		-		-		15,109
Foreign currency translation
adjustments	-		-		-		-		-		-		(788)		(788)

Total comprehensive income															14,321

Balance at December 31, 2004	12,900,000		6,485		135,513		60,735		(908)		(2,061)		(788)		198,976
Treasury stock purchase	(610,698)		-		-		-		-		(10,684)		-		(10,684)
Loans to employees related to
employee stock purchase plan	-		-		-		-		571		-		-		571
Amortization of deferred
stock compensation	-		-		378		-		-		-		-		378
Dividends	-		-		-		(3,225)		-		-		-		(3,225)
Comprehensive loss:
Net income	-		-		-		(18,804)		-		-		-		(18,804)
Unrealized gain on
investment securities, net of tax	-		-		-		-		-		-		287		287
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(87)		(87)

Total comprehensive loss															(18,604)

Balance at December 31, 2005	12,289,302	~~W~~	6,485	~~W~~ 	135,891	~~W~~	38,706	~~W~~	(337)	~~W~~	(12,745)	~~W~~	(588)	~~W~~	167,412

(Note 3) (unaudited)
Balance at December 31, 2004	12,900,000		$6,421		$134,170		$60,134		$(899)		$(2,040)		$(780)		$197,006
Treasury stock purchase	(610,698)		-		-		-		-		(10,579)		-		(10,579)
Loans to employees related to
employees stock purchase plan	-		-		-		-		566		-		-		566
Amortization of deferred
stock compensation	-		-		376		-		-		-		-		376
Dividends	-		-		-		(3,193)		-		-		-		(3,193)
Comprehensive loss:
Net income	-		-		-		(18,618)		-		-		-		(18,618)
Unrealized gain on
investment securities, net of tax	-		-		-		-		-		-		284		284
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(87)		(87)

Total comprehensive loss															(18,421)

Balance at December 31, 2005	12,289,302		$6,421		$134,546		$38,323		$(333)		$(12,619)		$(583)		$165,755

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

(In millions of Korean Won and in thousands of U.S. dollars)

							(Note 3)
		2003		2004		2005	2005
							(unaudited)
Cash flows from operating activities
Net income (losses)	~~W~~	36,012	~~W~~	15,109	~~W~~	(18,804)	$(18,618)
Adjustments to reconcile net income
to net cash provided by (used in)
operating activities
Depreciation and amortization		1,880		4,295		4,126	4,085
Provision for accrued severance benefits		859		1,347		2,092	2,071
Equity in losses (earnings) of related equity
investment		(6,919)		(3,217)		862	854
Deferred income taxes		1,463		(2,117)		(6,132)	(6,071)
Other		(47)		(77)		199	197
Changes in operating assets and liabilities
Accounts receivable		(2,473)		291		2,353	2,329
Accounts payable and accrued expenses		485		308		1,119	1,107
Deferred income		728		662		(110)	(109)
Income taxes payable		1,712		(2,855)		(1,363)	(1,349)
Other current liabilities		82		292		111	110
Payment of severance benefits		(32)		(134)		(233)	(231)
Others		106		(1,398)		291	290

Net cash provided by (used in)
operating activities		33,856		12,506		(15,489)	(15,335)

Cash flows from investing activities
Decrease (increase) in short-term financial
instruments		5,739		(2,775)		2,617	2,591
Acquisition of available-for-sale securities		-		-		(36,239)	(35,881)
Proceeds from sale of available-for-sale securities		-		-		31,995	31,679
Dividends from related equity investment		-		1,148		1,482	1,467
Increase in loans to employees		(29)		(382)		(1,398)	(1,384)
Purchase of property, equipment and intangible
assets		(8,576)		(7,821)		(5,503)	(5,448)
Cash acquired (paid) for acquisition, net of
cash acquired		(206)		-		5,438	5,385
Decrease (increase) in leasehold and
other deposits		144		(9,258)		(7,409)	(7,335)
Others, net		(713)		188		(214)	(213)

Net cash used in investing activities		(3,641)		(18,900)		(9,231)	(9,139)

Cash flows from financing activities
Issuance of common stock, net		139,328		-		-	-
Increase (decrease) in short-term borrowings, net		(88)		30		-	-
Acquisition of treasury stock		-		(6,182)		(10,684)	(10,578)
Repayment of leasehold deposits received		-		(812)		(253)	(251)
Loan to employees related to employee stock		(2,972)		2,064		572	566
purchase plan
Dividends		-		-		(5,058)	(5,008)
Others, net		-		(22)		-	-

Net cash provided by (used in)
financing activities		136,268		(4,922)		(15,423)	(15,271)

Net increase (decrease) in cash and
cash equivalents		166,483		(11,316)		(40,143)	(39,745)

Cash and cash equivalents
Beginning of year		6,715		173,198		161,882	160,279

End of year	~~W~~	173,198	~~W~~	161,882	~~W~~	121,739	$120,534

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

1. Description of business

Webzen Inc. is engaged in developing and distributing online games principally in the Republic of Korea and in other countries within Asia. Webzen was incorporated on April 28, 2000. Webzen' s principal game product “MU” is a three-dimensional massively multi-player online role playing game first introduced in May 2001.

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

Principles of consolidation
The accompanying consolidated financial statements include the accounts of Webzen and its subsidiaries (the “Company”). The equity method of accounting is used for unconsolidated investments in which the Company exercises significant influence. All other investments are accounted for using the cost method. All significant intercompany balances and transactions have been eliminated in consolidation.

Share and per share data
In June 10, 2004, the Company's Board of Directors approved a 3-for-1 stock split and transferred ~~W~~4,300 million of additional paid-in-capital into common stock. The par value of the Company's common stock remained at ~~W~~500 per share. The Company's shareholders received two additional shares for each share they owned on the record date of June 28, 2004. All share data has been restated to reflect the stock split for all periods presented. In relation to the stock-split, the Company charged ~~W~~22 million of stock issuance costs to additional paid-in capital. As a result, capital stock amount increased, and additional paid-in capital decreased by ~~W~~4,300 million from the stock-split.

The financial statements, including all share and per share data, except treasury stock, the number of options outstanding, and the number of American Depository Shares (“ADS”) have been restated as if the stock-split had occurred as of the earliest period presented. The stock split has not been applied to the treasury shares such that there are 70,000 treasury shares outstanding immediately prior to and after the stock split. Since the Company effectively retired two-thirds of its treasury shares, the costs of two-thirds of the treasury shares amounting to ~~W~~4,121 million was charged to retained earnings. In addition, the stock split has not been applied to the number of the Company’s ADS’s, or the number of stock options outstanding.

As a result of the stock split, one ADS represents three tenth of a common share. In addition, the exercise price of the stock options outstanding at the stock split date was changed in accordance with the stock option agreement to ~~W~~1,394.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

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

For the year ended December 31, 2005, 91% and 9% of total revenues are from Korea and Taiwan, respectively.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Restricted cash
As of December 31, 2004, time deposits amounting to ~~W~~3,809 million are subject to withdrawal restrictions in relation to employee stock purchase plan and service contract. As of December 31, 2005, time deposits amounting to ~~W~~580 million are subject to withdrawal restrictions in relation to employee stock purchase plan. In connection with development of a game, the usage of current deposits amounting to ~~W~~50 million is restricted only for the development of “Huxley”. Those amounts are included within other current assets in the accompanying consolidated balance sheets.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

Investments
All of the Company's investments in debt securities and equity securities are classified as available-for-sale. Available-for-sale securities with maturities greater than twelve months are classified as short term when they are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized gains, net of tax, as a component of accumulated other comprehensive income. The Company also has other equity investments in privately-held companies. These investments are included in “Other non-current assets” in the consolidated balance sheets and are generally carried at cost. The Company monitors its investments for impairment periodically and records appropriate reductions in carrying values when the declines are determined to be other-than-temporary.

Property and equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation for building, equipment, furniture and fixtures, vehicles and purchased software is computed using the straight-line method over the following estimated useful lives.

Building	40 years
Computer and equipment	3~5 years
Furniture and fixtures	3~5 years
Vehicles	5 years
Software-externally purchased	3~5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the assets, or the remaining lease term.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

As of December 31, 2005, 81%, 11% and 5% of the Company's property and equipment are located in Korea, China and Taiwan, respectively.

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

Investment in related equity investment
The Company acquired a 49% interest in 9Webzen Limited Hong Kong (“9Webzen”) in 2002. The business markets and distributes the Company’s online game in China. On December 14, 2005, the Company acquired additional 21% interest in 9Webzen from Gamenow.net(Hong kong) Limited (“Gamenow”). Prior to the additional acquisition, the investment was accounted for using the equity method. Subsequent to the additional acquisition, the accounts of the investment are included in the accompanying consolidated financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

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

Research and development expenses
Research and development expenses consist primarily of payroll, depreciation expense, other overhead expenses and the assets purchased for research and development purpose, until technological feasibility is reached. Research and development expenses in 2004 include a charge for the acquisition of in-process research and development of ~~W~~7,028 million.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

In February 2005, we entered into a worldwide publishing rights contract for the online PC game APB with RTW, a company based in Scotland. In June 2005, we entered into a worldwide publishing rights contract for the console version (XBox 360) of the online game APB. The contracts are for five years after the games are commercialized, and the Company has agreed to pay royalties for the exclusive world-wide distribution rights to the games. According to the contracts, RTW is to develop the game and transfer the worldwide publishing rights to the Company in exchange for advance cash payments to be made in quarterly installments and future royalty payments. If a marketable game is developed, the Company will pay RTW royalties based on certain percentage of revenues generated from the game. The advance payments made by the Company will be used to offset against the future royalty payments. For the year ended December 31, 2005, the Company paid ~~W~~7,205 million in accordance with the terms of the contract. This payment was expensed and recorded as a research and development expense in the consolidated statements of operations for the year ended December 31, 2005.

Research and development costs included in the cost of revenues for the years ended December 31, 2003, 2004 and 2005 amounted to ~~W~~1,647 million, ~~W~~1,922 million and ~~W~~1,306 million, respectively.

Advertising
The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~4,137 million, ~~W~~5,647 million and ~~W~~8,176 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company enters into marketing arrangements with independent distribution agents to distribute its MU online game product to internet cafes in Korea. Under the terms of these agreements, the Company remits monthly cash payments to the agents based upon cash collections for the previous month. These agreements are typically 12 months in duration. The Company accounts for the revenue from sales through its distribution agents at the gross sales price and records a marketing expense, or sales commission, representing 23% for 2003, 2004 and 2005 of the gross selling price in accordance with the terms of the distribution agreement.

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

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

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

Fair values of financial instruments
The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

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

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

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

Reclassifications
Certain amounts in the 2003 and 2004 consolidated financial statements have been reclassified to conform to 2005 presentation.

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

Recent accounting pronouncements
In December 2004, FASB issued SFAS 123(R), Share-Based Payment (revised 2004). This revision effects current practice in a number of ways, including the elimination of the alternative to use the intrinsic value method of accounting from Accounting Principles Board (“APB”) Opinion No. 25 that was provided in SFAS No. 123 as originally issued. This statement will be effective for the Company on January 1, 2006. The impact upon adoption of this standard was not material.

In March 2005, the SEC issued SAB 107, which offers guidance on SFAS No. 123(R). SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS No. 123(R) while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS No. 123(R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB opinion No. 20, Accounting changes, and FASB statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard will have no impact on our financial statements.

3. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,010.0 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2005. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4. Acquisitions

On December 14, 2005, the Company acquired 21% of the common stock of 9Webzen from Gamenow for $2,750,000 (~~W~~2,831 million) in cash. Prior to this acquisition, the Company owned 49% ownership interest in 9Webzen, which was accounted for under the equity method of accounting.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combination.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

The Company’s management has estimated the fair value of assets acquired and liabilities assumed on the date of acquisition. The summary of fair values are as follows:

(in millions of Korean Won)

Cash and short-term financial instruments	~~W~~	9,525
Property and equipment		4,551
Other assets		767

		14,843
Current liabilities		(3,210)

Net assets		11,633
Percentage of interest		21%

Net assets acquired		2,443
Consideration		2,831

Goodwill	~~W~~	388

At the date of the acquisition, the Company obtained an independent valuation of the assets acquired and liabilities assumed, resulting in goodwill amounted to ~~W~~388 million.

Goodwill will be reviewed for impairment in accordance with SFAS No. 142 Goodwill and other Intangible Assets on each balance sheet date.

The following unaudited pro forma financial information presents the results of operations of the Company as if the acquisition had occurred as of the beginning of the periods presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisition been completed as of the beginning of the periods presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company. Pro forma results are as follows:

(in millions of Korean Won, except per share data)	(Unaudited)
	For the years ended December 31,
		2004		2005
Revenues	~~W~~	73,247	~~W~~	35,962
Net income (loss)		16,048		(19,221)
Basic earnings (loss) per share		1,242		(1,530)
Diluted earnings (loss) per share		1,241		(1,530)

On May 6, July 30 and October 28, 2004, the Company acquired the assets of Delphieye Inc. (“Delphieye”), ROG Inc. (“ROG”) and LK7 Co., Ltd., including all rights to the game titles owned by Delphieye, all related tangible assets, and core development personnel, for ~~W~~4,000 million, ~~W~~3,000 million and ~~W~~1,000 million in cash, respectively.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

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

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

5. Investments in related equity investment

The Company acquired additional 21% of the common stock of 9Webzen on December 14, 2005 and there is no equity method investee as of December 31, 2005. Summarized financial information of the Company’s equity method investee, which is 9Webzen Ltd., for 2004 and 2005 are as follows :

(in millions of Korean Won)

		As of and for the year ended December 31, 2004		As of December 14, 2005 and for the period from January 1, 2005 through December 14, 2005
Financial position information of the equity investment
Current assets	~~W~~	17,185	~~W~~	10,021
Non-current assets		5,989		1,632
Current liabilities		9,251		2,353
Retained earnings		12,147		7,458
Total equity		13,923		9,300

Income statement information of the equity investment
Revenue	~~W~~	22,999	~~W~~	5,978
Gross profit (losses)		10,760		(260)
Operating income (losses)		4,407		(1,402)
Net income (losses)		5,787		(1,564)

The Company recorded ~~W~~2,461 million of the equity in earnings of related equity investment and ~~W~~664 million of the equity in loss of related equity investment, net of income taxes, in 2004 and 2005, respectively. Retained earnings of the Company at December 31, 2004, included ~~W~~4,960 million related to undistributed earning of unconsolidated affiliate.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

6. Property and equipment, net

Property and equipment as of December 31, 2004 and 2005 are as follows:

(in millions of Korean Won)		2004		2005

Land	~~W~~	2,612	~~W~~	2,612
Building		6,093		6,144
Computer and equipment		8,769		19,693
Furniture and fixtures		1,943		3,070
Vehicles		-		47
Software-externally purchased		2,544		5,446

		21,961		37,012
Less: accumulated depreciation and amortization		(4,867)		(16,405)

	~~W~~	17,094	~~W~~	20,607

Depreciation expense for the years ended December 31, 2003, 2004 and 2005, was ~~W~~1,651 million, ~~W~~2,823 million and ~~W~~4,125 million, respectively.

7. Accrued severance benefits

Accrued severance benefits as of December 31, 2004 and 2005 are as follows:

(in millions of Korean Won)		2004		2005

Balance at beginning of year	~~W~~	1,253	~~W~~	2,466
Provisions for severance benefits		1,347		2,092
Severance payments		(134)		(233)

Balance at end of year	~~W~~	2,466	~~W~~	4,325

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

For years ended December 31,
2006	~~W~~	-
2007		-
2008		-
2009		-
2010		-
2011~2015		-

The future benefits are determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. Such amounts would not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

8. Guarantee deposits

In May 2003, the Company entered into an agreement to purchase building space located in Seoul, Korea. Concurrent with the purchase, the Company agreed to allow the existing tenant to continue to lease a portion of the purchased space until 2005. The former owner had received a leasehold guarantee deposit in the amount of ~~W~~1,937 million from the tenant in lieu of rental payments. When the Company agreed to purchase the building space from the former owner, it deducted the leasehold guarantee deposit amount from the purchase price and agreed to refund the deposit amount to the tenant upon the termination of the lease. The company repaid guarantee deposit of ~~W~~812 million and ~~W~~253 million in 2004 and 2005 to the tenant, respectively. In the Korean real estate market, guarantee deposits are often received in lieu of rental payments and are free of interest, typically utilized by the landlord for the duration of the lease, and returned to the tenant upon the termination of the lease.

9. Commitments and contingencies

The Company rents vehicles, housing and offices under operating leases, which expire at various times through 2012.

Future minimum lease payments for all operating leases at December 31, 2005, are as follows:

(in millions of Korean Won)

2006	~~W~~	955
2007		871
2008		786
2009		448
2010 and thereafter		1,231

	~~W~~	4,291

Rent expense incurred was approximately ~~W~~457 million, ~~W~~89 million and ~~W~~1,153 million for the years ended December 31, 2003, 2004 and 2005, respectively.

10. Stockholders’ equity

As of December 31, 2005, the Company is authorized to issue 40,000,000 shares, par value ~~W~~500 per share, in registered form, which consists of common shares, non-voting preferred shares and common shares convertible into non-voting preferred shares. The Common shares are convertible at a rate of common share for preferred share. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company's board of directors at the time of issuance. In addition, the Company is authorized to issue the non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

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

As of December 31, 2005, the Company provided ~~W~~580 million of its short-term financial instruments to banks as collateral for the employees' borrowings. The guarantees were given pursuant to the Company's employee stock purchase plan. As of December 31, 2005, the Company also provided interest-free loans to these employees worth ~~W~~337 million, which was deducted from equity. The Company cannot withdraw the collateralized financial investments until the employees' full payment of their loans. The employees are required to pay-off the loans over two years beginning June 25, 2004.

Dividends
Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. During 2005, the Company declared and paid a dividend of 21.3% of net income totaling ~~W~~3,225 million for the year 2004. During 2006, the Company has not declared dividends.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

Retained earnings
Retained earnings consist of the following as of December 31, 2004 and 2005:

(in millions of Korean Won)		2004		2005

Appropriated retained earnings
Legal reserve	~~W~~	-	~~W~~	322
Reserve for business rationalization		118		118
Reserve for small and medium size enterprise investment		443		443
Unappropriated retained earnings		60,174		37,823

	~~W~~	60,735	~~W~~	38,706

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

Pursuant to the Special Tax Treatment Control Law of Korea, the Company was required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve was not available for payment of cash dividends, but may be transferred into capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders. Effective for fiscal years beginning January 1, 2002, the Special Tax Treatment Control Law of Korea was amended and, subject to an appropriate resolution by the Company's stockholders, this reserve became available for payment of cash dividends.

Pursuant to the Korean tax laws, when determining taxable income, small and medium sized companies, such as the Company, are eligible to claim a tax deduction for the amounts of retained earnings appropriated to reserves. These amounts are not available for dividends until they are used for the specified purposes or reversed.

11. Treasury stock

During 2004, the Company acquired shares of its common stock in connection with a stock repurchase program announced on March 29, 2004. That program authorizes the Company to purchase up to 70,000 shares of common stock from April 2, 2004 to July 1, 2004 on the open market. The Company purchased 70,000 shares of common stock in 2004 at an aggregate cost of ~~W~~6,182 million. In addition, during 2005, the Company established a treasury stock fund of ~~W~~9,000 million according to the resolution of its board of directors on April 14, 2005. The Company acquired 610,698 shares of treasury stock on the open market or through the trust funds at an aggregate cost of ~~W~~10,684 million during 2005. The purpose of the stock repurchase program is to help stabilize the price of the Company’s common stock in its markets.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

12. Stock purchase option plan

On July 10, 2002, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. Additionally, the total number of options may not exceed 15% of the total number of the Company's issued shares. On July 10, 2002, January 20, 2005 and April 14, 2005, the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of ~~W~~1,394 per share, 118,800 shares at an exercise price of ~~W~~24,100 and 24,500 shares at an exercise price of ~~W~~24,100, respectively. During 2005, options are granted with exercise prices of not less than the fair market value of the common shares on the grant date.

Each grant of 5,000 stock options to two employees and 19,800 stock options to six employees were forfeited when they left the Company in 2003, 2004 and 2005, respectively.

The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years of continued employment. Upon vesting, options are exercisable between three to six years from the grant date.

The following table summarizes the stock options activity under the Plan:

			Weighted
		Weighted	Average
Value of	Weighted-Average	Average	Fair
	Number of	Exercise Price	Shares
	Stock Options	Per Share	Granted
Stock options outstanding as of December 31, 2003	9,000	1,394	27,682
Options granted	-	-	-
Options exercised	-	-	-
Options canceled/forfeited	(5,000)	1,394	27,682

Stock options outstanding as of December 31, 2004	4,000	1,394	27,682
Options granted	143,300	24,100	9,609
Options exercised	-	-	-
Options canceled/forfeited	(19,800)	24,100	10,218

Stock options outstanding as of December 31, 2005	127,500	23,388	10,081

As of December 31, 2005, the weighted-average remaining contractual life of outstanding options was 3.51 years.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

The entire award vests at the end of three years from the grant date. The exercise periods of each stock option are as follows:

Grant date : July 10, 2002	Exercisable percentage
From July 10, 2005 to July 9, 2006	25%
From July 10, 2006 to July 9, 2007	25%
From July 10, 2007 to July 9, 2008	50%

100%

Grant date : January 20, 2005	Exercisable percentage
From January 20, 2008 to January 19, 2009	50%
From January 20, 2009 to January 19, 2010	50%

100%

Grant date : April 14, 2005	Exercisable percentage
From April 14, 2008 to April 13, 2009	50%
From April 14, 2009 to April 13, 2010	50%

100%

Of the options granted on April 14, 2005, 7,500 options are fully exercisable from April 14, 2008 to April 13, 2009.

The total compensation expenses relating to the remaining stock options of ~~W~~1,302 million, are recognized over the remaining vesting period on a straight line basis. For the years ended December 31, 2003, 2004 and 2005, the Company recognized a compensation expense of ~~W~~69 million, a compensation benefit of ~~W~~37 million and a compensation expense of ~~W~~378 million, respectively, for the shares granted. Stock compensation expenses and benefits are included in selling, general and administrative expenses for 2003, 2004 and 2005, respectively, in the consolidated statements of operations. There were 1,000 exercisable options at December 31, 2005.

The fair value for each option was estimated at the grant date, using the Black Scholes’ option pricing model, with the following assumptions.

		2003		2004		2005
Expected dividend yield		-		-		-%
Risk-free interest rate		-		-		3.74%
Expected volatility		-		-		55.56%
Expected life (in years from vesting)		-		-		3.47	years
Fair value of stock	~~W~~	-	~~W~~	-	~~W~~	9,609

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

13. Income taxes

Income tax expense consists of the following:

(in millions of Korean Won)		2003		2004		2005
Current
Domestic	~~W~~	5,548	~~W~~	3,990	~~W~~	-
Foreign		230		384		427

		5,778		4,374		427

Deferred
Domestic		(277)		(2,528)		(5,934)
Foreign		-		-		-

		(277)		(2,528)		(5,934)

Total income tax expense	~~W~~	5,501		1,846		(5,507)

The above table does not include income tax charges to Webzen Inc. of ~~W~~756 million and income tax benefits of ~~W~~198 million on its equity method investments for the year ended December 31, 2004 and for the period from January 1, 2005 through December 14, 2005, respectively, as these amounts are presented net of tax in the accompanying consolidated statements of operations.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2004 and 2005 are as follows:

(in millions of Korean Won)		2004		2005
Current deferred income tax assets
Provision for allowance	~~W~~	868	~~W~~	1,049
Deferred income		186		33
Other		83		(24)

Total gross current deferred income tax assets		1,137		1,058
Less valuation allowance		-		-

Net current deferred income tax assets	~~W~~	1,137	~~W~~	1,058

Non-current deferred income tax assets (liabilities)
Deferred income	~~W~~	56	~~W~~	23
Investment gain or loss on subsidiaries		(1,938)		1,060
Provisions for severance benefits		433		758
Depreciation and amortization		(308)		(99)
Translation adjustments		268		320
Research and development costs		2,142		4,511
Reserve for small and medium size enterprise investments		(112)		(35)
Tax loss carryforward		-		2,611
Other		460		187

Total gross non-current deferred income tax assets		1,001		9,336
Less valuation allowance		(475)		(2,872)

Net non-current deferred income tax assets	~~W~~	526	~~W~~	6,464

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion.

As of December 31, 2004 and 2005, the Company had recognized a valuation allowance of ~~W~~475 million and ~~W~~2,872 million for deferred tax assets relating to its subsidiaries as the Company determined that it would not be able to realize these assets based on its subsidiaries' historical and projected net and taxable income.

As of December 31, 2005, Webzen and its subsidiaries had available net operating loss carryforwards of ~~W~~9,129million to offset future taxable income which expire in varying amounts in 2010, except ~~W~~1,339 million from subsidiary in the United States which expire in 2025.

The tax effects of temporary differences which are directly related to shareholders' equity amounted to ~~W~~268 million and ~~W~~176 million as of December 31, 2004 and 2005, respectively.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2004. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

(in millions of Korean Won)		2003		2004		2005
Taxes at Korean statutory tax rate	~~W~~	10,758	~~W~~	4,244	~~W~~	(6,512)
Income tax exemption		(5,379)		(2,122)		(331)
Nondeductible items		30		16		180
Change in statutory tax rate		(58)		(872)		-
Change in valuation allowances		-		475		892
Foreign tax credit		-		-		306
Others		150		105		(42)

Total income tax expense	~~W~~	5,501	~~W~~	1,846	~~W~~	(5,507)

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

14. Earnings per share

The components of basic and diluted earnings per share were as follows:

(in millions of Korean Won, except number of common shares and per share amounts)

		2003		2004		2005
Net income (loss) available for common
stockholders (A)	~~W~~	36,012	~~W~~	15,109	~~W~~	(18,804)
Weighted average outstanding shares
of common stock (B)		9,481,151		12,924,119		12,563,892
Dilutive effect of employee stock options		5,405		3,087		-

Common stock and common stock
equivalents (C)		9,486,556		12,927,206		12,563,892

Earnings (loss) per share
Basic (A/B)	~~W~~	3,798	~~W~~	1,169	~~W~~	(1,497)

Diluted (A/C)	~~W~~	3,796	~~W~~	1,169	~~W~~	(1,497)

The Company did not include stock options in computation of diluted EPS in 2005, because stock options are antidilutive.

15. Related party transactions

During the normal course of business, the Company recognized ~~W~~6,758 million, ~~W~~5,212 million and ~~W~~1,663 million as royalties and license revenue from related equity investment in 2003, 2004 and for the period from January 1, 2005 through December 14, 2005, respectively. Royalty revenues from the Company's license are recognized on a monthly basis after the licensee confirms its revenues based on the actual hours of services sold during the prior month.

As of December 31, 2004 and 2005, the Company provided loans to employees for housing and employee stock ownership plan amounting to ~~W~~2,972 million and ~~W~~908 million, ~~W~~1,595 million and ~~W~~337 million, respectively. Short-term financial instruments amounting to ~~W~~2,400 million and ~~W~~580 million are subject to withdrawal restrictions in relation to bank loans of employees as of December 31, 2004 and 2005 respectively.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

16. Subsequent Event

Subsequent to December 31, 2005, the Company acquired 86,951 shares of treasury stock in the market or through the trust funds at the aggregate cost of ~~W~~1,648 million.

On February 28, 2006, the Company entered into game development and publishing contract with Red 5 Studios, Inc. The Company will pay development costs in installment for the following 3.5 years starting from 2006.

On April 12, 2006, the Company granted stock options to its directors and employees to purchase 41,000 of the Company’s common stock at an exercise price of ~~W~~24,100 per share.

17. Supplemental cash flow information and non-cash activities

(in millions of Korean Won)		2003		2004		2005

Supplemental cash flow information

Cash paid during the year for income taxes	~~W~~	4,133	~~W~~	7,574	~~W~~	1,784
Fair value of assets acquired		514		8,000		3,117
Less liabilities assumed		(122)		-		(674)
Goodwill		-		-		388

Cash paid		392		8,000		2,831
Less: Cash acquired		(186)		-		(8,269)

Net cash paid (acquired)	~~W~~	206	~~W~~	8,000	~~W~~	(5,438)

Supplemental non-cash activities
Guarantee deposits	~~W~~	1,937	~~W~~	-	~~W~~	-

Advance payment for building	~~W~~	1,000	~~W~~	-	~~W~~	-

Undistributed dividends from 9 Webzen	~~W~~	-	~~W~~	1,034	~~W~~	-

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC.

By:	/s/ Won-Seon Kim

	Name:	Won-Seon Kim
	Title:	Chief Financial Officer

Date: June 29, 2006