Form 20-F
period 2006-12-31
WEBZEN INC
filed 2007-06-28
CIK 1266467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-50476

(Exact name of Registrant as specified in our charter)

Webzen Inc.
(Translation of Registrant’s name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization)

Daelim Acrotel Building, 8th Floor,
467-6 Dogok-dong, Kangnam-ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
(1)	Common shares, par value Won 500 per share (“Shares”)*	The Nasdaq Global Market
(2)	American Depository Shares (“ADSs”), each of which represents three tenths of a common share	The Nasdaq Global Market

*Not for trading, but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, 12,212,651 Shares and 11,800,330 ADSs are outstanding.

Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes          ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☒ Yes          ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes          ☐ No

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
Item 17 ☐        Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes          ☒ No

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

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2006 which was ~~W~~930.0 to US$1.00.

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

3.A. Selected Financial Data

The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

As of and for the years ended December 31	2002		2003		2004		2005		2006		2006(1)
	(in millions of Won and thousands of US$, except per share data)										(unaudited)
Statement of operations data:
Online game subscriptions	~~W~~	27,765	~~W~~	48,667	~~W~~	46,041	~~W~~	26,830	~~W~~	21,247	$22,846
Royalties and license fees		383		8,270		8,204		4,816		2,811	3,022
Total net revenues		28,148		56,937		54,245		31,646		24,058	25,868
Cost of revenues		2,985		5,890		10,723		12,815		15,722	16,905
Gross profit		25,163		51,047		43,522		18,831		8,336	8,963
Selling, general and administrative expenses		8,860		16,762		21,699		26,763		32,699	35,161
Research and development expenses		—		—		10,262		20,282		24,062	25,873
Operating income (loss)		16,303		34,285		11,561		(28,214)		(48,425)	(52,071)
Interest income		249		1,186		3,849		4,747		3,991	4,292
Other income (expense)		(88)		753		(1,122)		(213)		1,946	2,093
Income (loss) before income tax expenses (benefit), equity in earnings (loss) of related equity investment and minority interest		16,464		36,224		14,288		(23,680)		(42,488)	(45,686)
Income tax expenses (benefit)		2,303		5,501		1,846		(5,507)		5,102	5,486
Income (loss) before equity in earnings (loss) of related equity investment and minority interest		14,161		30,723		12,442		(18,173)		(47,590)	(51,172)
Equity in earnings (loss) of related equity investment, net of taxes		(498)		5,179		2,461		(664)		—	—
Income (loss) before minority interest		13,663		35,902		14,903		(18,837)		(47,590)	(51,172)
Minority interest		—		110		206		33		525	565
Net income (loss)		13,663		36,012		15,109		(18,804)		(47,065)	(50,607)
Earnings (loss) per share:(2)
Basic		1,793		3,798		1,169		(1,497)		(3,847)	(4.14)
Diluted(3)		1,793		3,796		1,169		(1,497)		(3,847)	(4.14)
Earnings (loss) per ADS(2)(4)
Basic		538		1,139		351		(449)		(1,154)	(1.24)
Diluted(3)		538		1,139		351		(449)		(1,154)	(1.24)
Dividends declared per share		—		—		—		250 (5)		—	—
Weighted average number of shares outstanding: (2)
Basic		7,620,000		9,481,151		12,924,119		12,563,892		12,233,204	12,233,204
Diluted(3)		7,621,815		9,486,556		12,927,206		12,563,892		12,233,204	12,233,204

As of and for the years ended December 31	2002	2003	2004	2005	2006	2006(1)
	(in millions of Won and thousands of US$, except per share data)					(unaudited)
Balance sheet data:
Cash and cash equivalents	6,715	173,198	161,882	121,739	78,138	84,019
Short-term financial instruments	8,043	2,304	4,925	2,935	5,211	5,604
Total assets	25,989	206,552	212,682	185,685	142,385	153,102
Total liabilities	9,595	17,515	13,706	17,406	16,691	17,947
Common stock	1,270	2,185	6,485	6,485	6,486	6,974
Total stockholders’ equity	16,394	188,831	198,976	167,412	125,396	134,835

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~930.0 to US$1.00, the noon buying rate in effect on December 31, 2006 as announced by the Federal Reserve Bank of New York. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all.

(2)
All share and per share data have been restated as if the 3-to-1 stock split in June 2004 had occurred as of the earliest period presented. The stock split did not affect the number and par value of our American Depository Shares (“ADS”), or the number of the stock options.

(3)
For further information on historical financial statement effects of stock option issuances, see note 12 to the notes to our audited financial statements as of and for the years ended December 31, 2005 and 2006.

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

In certain parts of this annual report, we have translated Won amounts into U.S. dollars for the convenience of investors. Unless otherwise stated, the rate we used for the translation was ~~W~~930.0 to US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2006. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Year ended December 31,	At the end of period	Average rate(1)	High	Low
	(Won per US$1.00)
22002	1,186.3	1,242.0	1,332.0	1,160.6
22003	1,192.0	1,193.0	1,262.0	1,146.0
22004	1,035.1	1,139.3	1,195.1	1,035.1
22005	1,010.0	1,023.2	1,059.8	997.0
22006	930.0	950.1	1,002.9	913.7
22007 (through May 31)	927.4	936.5	949.1	922.3

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

Month ending	At the end of period		High		Low
	(Won per US$1.00)
December 31, 2006	~~W~~	930.0	~~W~~	931.6	~~W~~	913.7
January 31, 2007		941.0		942.2		925.4
February 28, 2007		942.3		942.3		932.5
March 31, 2007		941.1		949.1		937.2
April 30, 2007		931.0		937.0		926.1
May 31, 2007		927.4		934.0		922.3

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business

Our business is intensely “hit” driven. If we fail to deliver “hit” products or if consumers prefer our competitors’ products over our own, our operating results could suffer.

While many new online game products are regularly introduced, only a relatively small number of “hit” titles account for a significant portion of the total net revenue in our industry. We commenced commercial service of Soul of the Ultimate Nation (SUN) in Korea in the fourth quarter of 2006, and in Taiwan and China in the second quarter of 2007. The performance in Korea has not met our initial expectations, and although we are planning the commercial launch of Soul of the Ultimate Nation (SUN) in other markets, and the testing and launch of other new games such as Huxley, Parfait Station and Kingdom of Warriors (Il Ki Dang Chun) by the third quarter of this year, we are unable to predict if our new games and services will be successful. In addition, even if any of our games are initially well-received, the introduction of more popular games by our competitors may significantly shorten the life-cycle of our game, which could cause our revenue to fall below our expectations. If our competitors develop more successful products, offer competitive products at lower prices, or if we do not continue to develop consistently high-quality and well-received products, our revenue, margins, and profitability will decline.

Additionally, our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our games and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and are difficult to predict.

If we do not meet our product development schedules, our operating results will be adversely affected.

We have a line of new games and services that we plan to launch from the third quarter of 2007 through year 2009. Kingdom of Warriors (Il Ki Dang Chun), Parfait Station and Huxley are scheduled for closed beta testing in the third quarter of 2007. All Points Bulletin (“APB”) and Crystal Hunter is scheduled for release in 2008, and T-Project in 2009. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of development teams required by the increasing complexity of our products and the need to fine-tune our products prior to their release. We have in the past experienced development delays of our products. Failure to meet anticipated production or commercialization schedules may cause a shortfall in our revenue, adversely affect our profitability and cause our operating results to be materially different from expectations. In addition, the perceived or actual delay of our launch schedules has in the past and will likely in the future have a negative affect on the price of our  common shares and ADSs.

We currently depend on two games, MU and Soul of the Ultimate Nation (SUN) , for substantially all of our revenue.

Substantially all of our revenues and profits are currently derived from two online games, MU and Soul of the Ultimate Nation (SUN). The number of peak concurrent users of MU and corresponding subscription fees and license fees decreased in 2006 and the first quarter of 2007. We expect that the number of peak concurrent users of MU will continue to decrease as the game has reached its declining stage and as users may switch to newly introduced games or other massively-multiplayer online games (“MMOGs”) or discontinue playing MMOGs. We have commenced commercial service of Soul of the Ultimate Nation (SUN) in Korea in the fourth quarter of 2006 and in Taiwan and China in the second quarter of 2007, but the game is still in its initial stages contributing less to our revenue than MU. We expect that the revenue generated by Soul of the Ultimate Nation (SUN) will grow as we upgrade the game and commercially launch it in other markets. However, if revenue derived from Soul of the Ultimate Nation (SUN) does not increase at the pace we expect, or at all, and MU revenue continues to decline, our future results of operations and the price of our common shares and ADSs will be negatively affected.

If our new business model is not accepted by our end-users or if it fails to generate sufficient revenue, our business and operational results will be adversely affected.

Since the commercial launch of Soul of the Ultimate Nation (SUN), we have introduced a new business model called “microtransaction.” Unlike MU, which mainly depends on revenue from monthly or hourly subscription fees, Soul of the Ultimate Nation (SUN) generates revenue by selling various items for the characters or the right to change the world or stage in which an end-user plays without paying any subscription fees. Even though the “microtransaction” business model has been tried out by other game companies in Korea, we do not know if such a model will be accepted by the users of our game, or if it will lead to the generation of sufficient revenue. If our new business model fails to achieve acceptance or sufficient revenue generation, our business and operational results will be adversely affected.

Increased competition in the online game industry may adversely affect our business.

Competition in our industry is intense and we expect new competitors to continue to emerge. There are over 100 companies in Korea alone that are dedicated to developing and/or operating online games. Our competitors in the MMOG industry vary in size from small companies to very large companies with dominant market shares such as Blizzard and NCsoft. Chinese game developers have also developed and successfully launched new games, many of which are tailored to the needs and tastes of Chinese game players. We also compete with online casual game and game portal companies such as NHN, Neowiz, Nexon and CJ Internet. In addition, we may face stronger competition from console game companies, such as Sony, Microsoft and Nintendo, many of which have expanded their game services and offerings to enable console games to be played over the Internet. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote resources to design and develop new games, undertake extensive marketing campaigns, adopt aggressive pricing policies, pay high compensation to game developers or compensate independent game developers to the same degree as some of our competitors. In markets outside Korea, we may not be able to provide games that are as customized to the tastes and preferences of local customers. We believe the decline in the number of MU subscribers in major overseas market such as China is attributable to the success of new games introduced by our competitors. In addition, increased competition in the online game industry may also reduce the number or growth rate of our subscribers, the average number of hours played by our subscribers, our license fee revenue or our subscription fees. All of these competitive factors may adversely affect our cash flows, operating margins and profitability.

Up-front costs of launching new products may adversely affect our profitability.

In 2006 we incurred significant up-front game development and marketing costs, and we expect to continue to do so in 2007. Some of the games we expect to launch in the future will have taken over two years from the development stage until commercial launch. Revenue trails these up-front expenses and, if our newly developed games are not successful, we may not be able to recoup these up-front costs and our business and results of operations may be adversely affected. Our research and development costs increased by 18.6% from ~~W~~20,282 million in 2005 to ~~W~~24,062 million in 2006. In addition, advertising costs have also increased in connection with the launch of these new games. Our advertising and promotions costs increased from ~~W~~8,176 million in 2005 to ~~W~~8,898 million in 2006. In line with this trend and as a result of the competitive landscape, we expect to continue to experience significant increases in game development costs and marketing expenses in the near future, with lagging corresponding revenue increases, if any. If these trends were to continue, our profitability and liquidity will be adversely affected.

We have identified certain deficiencies with respect to our internal control over financial reporting and, if we fail to remedy these deficiencies, investor confidence and the market price of our ADSs may be adversely affected.

We will be required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”), to obtain from our auditors attestation and report on management’s assessment of the effectiveness of our internal control over financial reporting in our future annual reports on Form 20-F. These requirements will first apply to our annual report on Form 20-F for the fiscal year ended December 31, 2007, unless the SEC extends the application date. We have been and are continuing to evaluate our internal control systems to allow our management to report on, and our auditors to attest to, our internal control over financial reporting. As of December 31, 2006, we identified deficiencies, in our internal control over financial reporting. If we cannot remedy these deficiencies or if the assessment of our internal control over financial reporting otherwise identifies material weaknesses that must be disclosed in future annual reports on Form 20-F, we may receive an attestation with an adverse opinion from our independent auditors as to the adequacy of our internal control over financial reporting. Such an opinion could reduce confidence in our financial statements and negatively affect the price of our securities.

Rapid technological change may limit our ability to recover game development costs and adversely affect our future revenues and profitability.

The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their market acceptance, and make substantial game development and related investments. In addition, new technologies in online game programming or new platforms such as the game consoles introduced to the market could render MU, Soul of the Ultimate Nation (SUN) or other online games that we expect to develop in the future less attractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability.

We have recently experienced departures of a key executive officer and key game development personnel.  If we fail to attract highly skilled online game developers who can assume the tasks of those that have departed, our future game release schedule could be further delayed and our business could be materially adversely affected.

Our success depends to a large extent upon the services of a limited number of executive officers and other key employees in our online game development department. The unanticipated loss of the services of several of our key employees, including Ki Yong Cho, our co-founder and former executive officer, and key game developers, may have a material adverse effect upon the development schedule of the games that these employees were in charge of. We are in the process of seeking skilled online game developers who can assume the tasks of those that have departed. However, as competition for such personnel is intense and as we continue to experience employee departures at a rate greater than that historically experienced, we may not be able to find the qualified replacement personnel that we are seeking or may need to offer higher compensation and other benefits. Even if such key personnel can be recruited, the time it takes for them to integrate into our current operations may impose challenges in our ability to meet our development schedules, which could materially and adversely affect our results of operations and have a negative effect on the price of our common shares and ADSs.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

Our games may contain errors or flaws that become apparent only after their release, particularly as we seek to develop and launch new games under tight time constraints. We believe that if our customers have negative experiences with our games, they may be less inclined to commence, continue or resume subscriptions with us or recommend our games to other potential customers. Undetected programming errors and game defects can harm our reputation, cause our customers to terminate subscriptions with us, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations and have a negative effect on the price of our common shares and ADSs.

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

We believe that we were a passive foreign investment company (“PFIC”) for 2006, which has certain adverse U.S. federal income tax consequences to holders of common shares and ADSs.

In general, we will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income. Based on the price of our common shares and ADSs during our 2006 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe we were a PFIC for our 2006 taxable year. Further, there is a significant risk that we will be a PFIC for our 2007 taxable year, and we may be a PFIC for any future taxable year.

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

Risks Specific to Our Overseas Operations

Foreign operations are subject to different business, political and economic risks.

For the year ended December 31, 2006, our license and royalty revenues from operations outside of Korea, including China, Taiwan, Thailand, Japan, the Philippines, Vietnam and the U.S. comprised 11.7% of our total net revenues. Foreign operations are subject to inherent risks, including disputes with our licensees or joint venture partners, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retraining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in Won in our financial statements.

As our joint venture partner and its affiliates distribute other online games in China, it may pursue business opportunities that conflict with our business interest in China.

As GameNow.net (Hong Kong), Ltd. (“GameNow”) and its affiliates distribute other online games in China, there is a risk that it may pursue business opportunities that conflict with our business interests in China. For example, The9, Ltd. (“The9”), the parent of GameNow, formed a joint venture with a Singaporean company to distribute Blizzard Entertainment’s World of Warcraft (“WoW”) in China. WoW is an MMOG that directly competes with MU and Soul of the Ultimate Nation (SUN). The joint venture commenced commercial service of

WoW in China in the second quarter of 2005. The9 also signed a license contract with Hanbitsoft, another competitor, to distribute “Hellgate: London” in China. “Hellgate: London” is an online first person shooter (“FPS”) developed by Flagship Studios. In the process, some of 9Webzen’s employees were transferred to The9 to work on The9’s various other projects, including WoW. If GameNow and its affiliates focus on matters that conflict with our business interests or devote less of their attention to servicing and marketing MU and Soul of the Ultimate Nation (SUN), our business operations in China may be adversely affected.

Risks Related to The Republic of Korea

Our businesses may be adversely affected by developments affecting the Korean economy.

Although the Korean economy began to recover in 2004, the pace of recovery has been volatile. The economic indicators during the past few years have shown mixed signs of recovery and uncertainty, and future growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East, including the war in Iraq, escalating oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, avian flu and other diseases in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. A significant adverse change in the Korean economy or a loss of investor confidence in the financial systems of emerging and other markets could have an adverse effect on us and the market price of the ADSs.

Increased tension with North Korea could adversely affect us.

Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of the missile testing conducted in the East Sea, as well as recent public announcements that nuclear tests had been conducted in North Korea. On October 9, 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections from Korea, the United States, Japan, China and other nations worldwide. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, and providing luxury goods to North Korea. The resolution also imposes an asset freeze and an international travel ban on persons associated with North Korea’s weapons programs and calls upon all United Nations member states to take cooperative actions, including inspections of cargo to or from North Korea. North Korea agreed in late October 2006 to return to the six-party talks to hold further discussions on its nuclear programme and other related topics. In February 2007, Korea, China, Japan, Russia, the United States and North Korea reached agreement during six-party talks in Beijing for South Korea to provide up to 1 million tons of heavy fuel oil and other economic support to North Korea in exchange for North Korea’s agreement to shut down its nuclear facilities in Yongbyun and allow the International Atomic Energy Agency (“IAEA”) inspectors to be admitted for conducting the necessary monitoring. North Korea also agreed not to produce any plutonium for use in producing nuclear weapons. In addition, the United States and Korea have recently begun to restructure and reorganize the nature of their military alliance in Korea. In October 2004, the United States and Korea agreed to a three-phase withdrawal of approximately one-third of the 37,500 U.S. troops then stationed in Korea by the end of 2008. By the end of 2006, 10,000 U.S. troops had departed Korea, with an additional 2,500 U.S. troops to be withdrawn by the end of 2008. Further, in February 2007, the United States and Korea agreed to dissolve their joint command structure by 2012, which would allow Korea to assume the command of its own armed forces in the event of war on the Korean peninsula.

Escalated tensions between the Korea and North Korea due to any reason, including if high-level contacts break down or military hostilities increase, could have a material adverse effect on the credit rating of Korea, our operations and the price of our common shares and ADSs.

Securities class action litigation may be brought against us in Korea following periods of volatility in the market price of our securities.

The Securities-Related Class Action Act of Korea, which became effective on January 1, 2005, permits class action suits to be instituted by one or more representative plaintiffs on behalf of 50 or more persons who collectively hold 0.01% or more of the shares of the company and who claim to have been damaged in a capital markets transaction involving securities issued by a company listed on the KRX Stock Market or KOSDAQ. Applicable causes of action with respect to such suits include, among others, claims for damages caused by misleading information contained in a securities registration statement, the filing of a misleading business report, insider trading or market manipulation and claims instituted against auditors for damages caused by accounting irregularities. In cases of false and inaccurate statements provided in registration statements, prospectuses, business reports and accounting irregularities of companies whose total assets are less than ~~W~~2.0 trillion on a non-consolidated basis as at the end of the fiscal year immediately preceding January 1, 2005 (such as us), the new law started to apply from January 1, 2007. Following periods of significant volatility in the market price of a company’s securities, it is possible that securities class action litigation can be brought against that company under the new law. If similar litigation were instituted against us, it could result in substantial costs and divert management’s attention and resources from our core business.

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

You may exercise voting rights with respect to the common shares underlying your ADRs. You may instruct the depositary as to how to exercise the voting rights for the common shares which underlie your ADSs if the depositary asks you to provide it with voting instructions. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the common shares which underlie your ADSs, subject to Korean law and the provisions of our Articles of Incorporation. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will endeavor, insofar as practicable and subject to Korean law and the provisions of our Articles of Incorporation, to vote or to have its agents vote the common shares or other deposited securities represented by your ADSs as you instruct. The depositary will not itself exercise any voting discretion. ADSs for which no voting instructions have been received will not be voted. You may only exercise the voting rights in blocks of 10 ADSs. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions (if acting in good faith), for the manner in which any vote is cast or for the effect of any vote. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

Item 4.  Information on the Company

4.A. History and Development of the Company

We were incorporated as a company with limited liability under Korean law on April 28, 2000. Our legal and commercial name is “주식회사웹젠” (pronounced “Chushikhoesa Webzen”) in Korean, and “Webzen Inc.” in English. Our registered office is located at Daelim Acrotel Building, 8th Floor, 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. Our telephone number is (822) 3498-1600. We maintain a website at http://www.webzen.com. The information on our website is not incorporated by reference into this annual report. Our agent for U.S. federal securities law purposes is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

We are a leading developer and distributor of online games in Korea. Some of the important events in the development of our business since the beginning of 2005 are set forth below:

•	In January 2005, we established Webzen America, Inc. (“Webzen America”), in the United States.

•	In February 2005, we entered into a worldwide publishing rights contract for the online PC game APB with Real Time Worlds, Ltd. (“RTW”), a company based in Scotland.

•	In May 2005, we licensed MU to FPT Communications in Vietnam.

•	In June 2005, we entered into a worldwide publishing rights contract for the console version (Xbox 360) of the online game APB with RTW.

•	In December 2005, we licensed MU global server to K2 Networks (“K2”), a company based in the United States.

•	In December 2005, we entered into a three-year license agreement with The9 for the distribution of Soul of the Ultimate Nation (SUN) in China.

•	In February 2006, we entered into a worldwide publishing rights contract for the online game tentatively named T-Project with Red 5 Studios, Inc. (“Red 5”), a company based in the United States.

•	In June 2006, we entered into an agreement with Massive Inc. for placing advertisements in certain video games.

•	In November 2006, we commercially launched Soul of the Ultimate Nation (SUN) in Korea.

•	In December 2006, we were awarded the Ministry of Information and Communication Prize in the first Korea Internet Award hosted by the Korean government.

•	In January 2007, we entered into a memorandum of understanding with Neople and Samsung Electronics to publish Dungeons & Fighter online in Taiwan.

•	In February 2007, we entered into a US$35 million three-year exclusive license agreement with The9 to publish the PC version of Huxley in China.

•	In April 2007, we commercially launched Soul of the Ultimate Nation (SUN) in Taiwan through our subsidiary Webzen Taiwan Inc. (“Webzen Taiwan”).

•	The9 launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in China in April and May 2007, respectively.

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

4.B. Business Overview

We are a leading developer and distributor of online games. Our game Soul of the Ultimate Nation (SUN) is a new three-dimensional MMOG provided in Korea, Taiwan and China. MU is a MMOG initially launched in 2001 and currently provided in Korea, China, Japan, Taiwan, Thailand, the Philippines, Vietnam, and the U.S. We are also planning to release new online games starting from the third quarter of 2007.

We commercially launched our new game Soul of the Ultimate Nation (SUN) in Korea in November 2006, in Taiwan in April 2007 and in China in May 2007. In Korea, the number of peak concurrent users was 9,980 in the first quarter of 2007, and in China, the peak concurrent users on the first day of open beta service exceeded 400,000.

We continue to derive the majority of our revenues from the online game MU. Since 2004, we experienced a decline in the number of peak concurrent users of MU and corresponding subscription fees in both Korea and China, with a more pronounced decline in China starting from the first quarter of 2005. In Korea and China, the number of peak concurrent users decreased from 57,387 and 138,533 in the first quarter of 2005 to 38,605 and 18,221 in the first quarter of 2006, respectively. In the first quarter of 2007, the peak number of concurrent users in China further decreased to 11,466. However, since the third quarter of 2006, the number of peak concurrent users of MU in Korea has stabilized. The number of peak concurrent users was 38,605 in the first quarter of 2006 and 39,901 in the first quarter of 2007. Even though the number of peak concurrent users of MU in Korea has stabilized and may stay at the current level for a while, MU is approaching the end of its life cycle and the number of its users is expected to decline eventually.

We have a line of new games and services that we plan to launch. Kingdom of Warriors (Il Ki Dang Chun), Parfait Station and Huxley are scheduled for release in the third quarter of 2007, APB and Crystal Hunter in 2008, and T-Project in 2009.

Current Products

Soul of the Ultimate Nation (SUN) is a massively-multiplayer online role-playing game in which the players experience an epic medieval tale in a world of emperors, armies, magicians and monsters set to an original soundtrack by Howard Shore, an Academy Award winner and composer of the theatrical score for the “Lord of the Rings” films. Soul of the Ultimate Nation (SUN) features a state-of-the-art game graphics environment, taking advantage of normal map rendering and various graphical effects, offering players rich and realistic graphics with high polygon counts. Our programmers have developed game engines that enable fluid movement and console-level control of the game characters. Soul of the Ultimate Nation (SUN) can be accessed from any location with a high-bandwidth Internet connection. Registered subscribers may enter our network with a password and a user ID, after downloading our game client software. Players choose a character from five distinct character classes with different fighting skills and magical powers and control the development of that character by allocating points and carrying out tasks to meet the prerequisites for learning certain skills. Players can individually play the game, but they can also form a group using various communication methods to wage a large-scale battle, known as siege warfare.

We commenced the commercial service of Soul of the Ultimate Nation (SUN) in Korea in November 2006, in Taiwan in April 2007 and in China in May 2007.

In Korea, Taiwan and China, we provide the basic service of the game for free. End-users pay us when they buy at our in-game item shops various items for their characters, such as armors, weapons and potions, and the right to change the world or stage in which the end-user plays. This new revenue generating business model is referred to in the online game industry as “microtransaction.” During the first quarter of 2007, we generated ~~W~~959 million of revenue from Soul of the Ultimate Nation (SUN) in Korea.

MU is an MMOG which was initially launched in 2001. MU players select a specific character with which they develop experience and enhanced game capabilities that can be carried over into sequential gaming sessions. Players are able to communicate with each other during the game through instant messaging and may coordinate their activities with other players to form groups, thereby coordinating their game skills to achieve collective objectives.

Our users pay hourly charges based upon the hour they use our service or, alternatively, pay a flat fee – usually a fixed amount per month – for a longer period of time.

Products under Development

Kingdom of Warriors (Il Ki Dang Chun) is a massively-multiplayer online strategy game based on the classic Chinese novel “Romance of the Three Kingdoms.” It is being developed by Webzen China in Shanghai and is geared specifically for the Chinese and Taiwanese market. The game is scheduled to be launched in the third quarter of 2007.

Parfait Station is a massively-multiplayer online shooting game targeting younger age groups and female players. We are planning to launch Parfait Station in the third quarter of 2007.

Huxley is a massively-multiplayer online first person shooting game. Users will be able to play a “Doom”-style first person shooting game with up to 5,000 other players simultaneously and battle against opposing races. Huxley is being developed for both PC and Xbox 360 and is set for launch in the third quarter of 2007.

Crystal Hunter is another massively-multiplayer role-playing game, featuring brighter game characters in the form of cute cartoon-like figures. The main target markets for this game are younger age groups and female players. We are planning to launch Crystal Hunter in 2008.

Others. APB is a massively-multiplayer online freeform combat and driving game, developed by the creators of the original “Grand Theft Auto” franchise. This game is planned to launch in 2008. T-Project is being developed by Red 5 and is planned to launch in 2009. For APB and T-Project, we signed a worldwide publishing rights contract with the developing companies. Both contracts are for five years after the games are commercialized, and we have agreed to pay royalties for the exclusive world-wide distribution rights to these games.

Markets

In 2001 and 2002, substantially all of our revenue was generated from online game subscriptions in Korea. In 2003, approximately 85.5% of our revenue was generated from online game subscriptions in Korea and approximately 14.5% of our revenue was generated from the payment of royalties and license fees by our overseas licensee. In 2004 and 2005, approximately 84.9% and 84.8% of our revenue was generated from online game subscriptions in Korea and approximately 15.1% and 15.2% of our revenue was generated from royalties and license fees paid by our licensees in the overseas markets, respectively. In 2006, approximately 74.6%, 8.1% and 5.6% of our revenue was generated from online game subscriptions and item sales in Korea, Taiwan and China, respectively, and approximately 7.7%, 1.4%, 0.7%, 0.7%, 0.7% and 0.5% of our revenue were generated from royalties and fees paid by our licensees in Japan, the Philippines, Thailand, Vietnam, the U.S. and China, respectively.

Korea. We commenced commercial service of MU in Korea in November 2001. We divide our MU online game subscribers in Korea into individual PC account subscribers and Internet cafe subscribers. Individual PC account subscribers are individuals who log on to our game servers either from home or at work, whereas Internet cafe subscribers are commercial businesses with multiple PCs that provide Internet and online game access to their customers for hourly fees. After the introduction of the game, the number of individual PC account subscribers grew until the first quarter of 2004. Since then, the number of individual PC account subscribers has declined, recording 48,175 at the end of the first quarter of 2006 compared to 75,290 at the end of the first quarter of 2005 and 146,378 at the end of the first quarter of 2004. However, the number of individual account subscribers stabilized since the third quarter of 2006, and we recorded 49,838 individual account subscribers at the end of first quarter of 2007 compared to 48,175 at the end of the first quarter of 2006.

The following table sets forth information on MU users and accounts in Korea since 2005.

	2005				2006				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
No. of peak concurrent users(1)	57,387	53,432	42,391	36,675	38,605	39,097	36,274	39,053	39,901
No. of Internet cafe accounts(2)	19,552	18,053	19,059	18,610	18,203	19,449	19,482	17,849	19,143
No. of paying individual PC account subscribers(2)	75,290	58,948	51,241	50,935	48,175	46,500	44,089	47,724	49,838

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.
(2)	As of the end of the period.

The following table sets forth information on Soul of the Ultimate Nation (SUN) users and accounts in Korea since the fourth quarter of 2006, when it was commercially launched:

	2006	2007
	4Q	1Q
No. of peak concurrent users(1)	16,297	9,980
No. of Internet cafe accounts(3)	17,849	19,143
No. of paying individual PC account subscribers(2)	6,305	9,050

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.
(2)	As of the end of the period.
(3)	Internet cafe accounts were unified after the introduction of “Game Zone usage-based price model” where users can play MU and SUN together based on the time played.

Overseas markets. In China, we license our game to GameNow or conduct our business through 9Webzen, Ltd. (“9Webzen”) a Hong Kong company which we established with GameNow. GameNow, a wholly-owned subsidiary of The9, is an operator of a leading Chinese-language game website called The9.com and holds a 30% interest in 9Webzen. GameNow is a licensee of our game Soul of the Ultimate Nation (SUN) and it offers and distributes the game in China. GameNow, through its website The9, launched open beta testing of the Chinese version of Soul of the Ultimate Nation (SUN) in April 2007 and launched commercial service in May 2007. MU has been distributed in China through 9Webzen since 2002. We have licensed our MU online game to 9Webzen, based on a five-year license agreement we entered into in September 2002. The Chinese version of MU was commercialized in February 2003 after a five-month beta-testing period. MU game users in China purchase online credits or prepaid cards to access the game. The operational results and financial position of 9Webzen have been consolidated with our financial statements since December 14, 2005, when we increased our interest in the company from 49% to 70%.

In Taiwan, we introduced MU in August 2002 through a license agreement with IGC, a content publishing company in Taiwan. In July 2004, our two-year agreement with IGC expired, and we decided to provide our online game services in Taiwan through a wholly-owned subsidiary, which we established in July 2004. Soul of the Ultimate Nation (SUN) was commercialized in Taiwan through our Taiwan subsidiary in April 2007 after a four-month beta-testing period.

In other overseas markets, we licensed MU to game developers and operators such as Gameon Co., Ltd. in Japan (February 2003), New Era Online Co., Ltd. in Thailand (June 2003), Digital Media Exchange, Inc. in the Philippines (May 2004) and FPT Communications in Vietnam (May 2005). In each case, we agreed to receive a certain percentage of the revenue generated in each market as a royalty fee for licensing MU. The terms are usually two years and renewable. From Gameon and New Era Online, we received a one-time license fee when we entered into the license agreements, and from Digital Media Exchange and FPT Communications, we received an installation fee for setting up the game servers. In Thailand, the license agreement with New Era Online Co., Ltd. ended in June 2006, and we did not renew the contract.

In December 2005, we entered into a three-year term licensing agreement with K2 for the global server license agreement for MU. The global server will provide MU service in countries where we have not entered into exclusive license agreements. We received an initial installation fee for setting up the game servers and have received a certain percentage of the revenue as a royalty fee.

Our license agreements may be terminated in the event of a material breach by either party, including the licensee’s failure to pay license royalties in a timely manner.

In 2006, we recorded royalties from Japan, the Philippines, Thailand, the U.S., Vietnam and China in the amounts of ~~W~~1,852 million (US$1.9 million), ~~W~~327 million (US$0.3 million), ~~W~~180 million (US$0.2 million), ~~W~~164 million (US$0.2 million),  ~~W~~157 million (US$0.2 million) and ~~W~~120 million (US$0.1 million), respectively. Royalties from Japan, the Philippines, Thailand and China decreased during 2006 because the number of MU users declined. Royalties from Vietnam and the U.S. were first recognized in 2006. See our Form 6-K filed on May 4, 2007 for more information on our first quarter results for 2007.

The following table presents the number of MU players in overseas market since 2005:

	2005				2006				2007
No. of peak concurrent users(1)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
China	138,533	92,628	27,402	29,598	18,221	16,904	14,843	11,699	11,466
Taiwan	20,912	19,251	15,922	14,860	14,458	14,135	10,046	10,009	9,204
Japan	9,045	7,812	7,665	7,068	6,476	5,831	5,386	5,102	4,184
Thailand	6,372	5,378	4,784	4,171	4,068	3,257	3,292	-	-
Philippines	5,999	5,489	10,092	10,972	12,171	9,891	9,253	6,502	6,855
Vietnam	-	-	-	-	-	-	7,458	11,512	12,407
U.S.	-	-	-	-	-	11,352	11,380	8,784	7,873

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

Seasonality

Although we have only limited historical data, usage of our online games has typically increased around the New Year and other Korean holidays, in particular during winter and summer school holidays. See “Item 3. Key Information — 3.D. Risk Factors” for a description of other factors that affect the demand for our games.

Marketing

Korea. We have engaged independent promotional agents to promote MU to Internet cafes in Korea. We grant each promotional agent exclusive rights to promote MU within a specified area. In 2006, we paid each agent a monthly commission of 23% of revenues generated from Internet cafes in the allocated area, of which the agent is required to use 3% for MU-related promotional activities, such as the purchase and distribution of mouse pads, keyboards and other promotional items. We also conduct a variety of marketing programs and online events to target potential subscribers accessing the Internet from home. We spent ~~W~~5,647 million in 2004, ~~W~~8,176 million in 2005 and ~~W~~8,898 million in 2006 for advertising and promotions. Our main marketing efforts in this area include:

•	advertising on website portals and in online game magazines;

•	conducting online promotional events;

•	participating in trade shows, such as the E3 expo; and

•	forming alliances with Internet service providers.

Other markets. Our marketing activities in China are managed through The9 Computer, and marketing activities in Taiwan are conducted by Webzen Taiwan. Marketing activities in Japan, Thailand, the Philippines and Vietnam are primarily conducted by our licensees and consist of advertising on website portals and in online game magazines and conducting online promotional events.

Information Technology

In connection with deploying our games in Korea, we have designed and assembled a flexible and reliable game server and information systems network. Our distributors in China, Japan, the Philippines, Thailand, and Vietnam have separate game servers and information system networks modeled on our system architecture in Korea.

In order to provide MU online game service in foreign markets where we do not have a distributor, we established in September 2003 a “global server” network in our office in Korea. Through this server, users in countries in which we did not have a presence could download for free a reduced version of MU. On December 1, 2005, we licensed the operation of this global server to K2 for three years after commercialization.

Competition

We believe that the principal competitive factors in the online game industry are the ability to consistently attract creative game developers and offer new online games, maintain a high quality network and implement innovative and effective sales and marketing campaigns.

Korea. Our primary subscription-based online game competitors in the Korean market are NCsoft, Nexon, NHN, CJ Internet, YNK, Hanbitsoft and Blizzard Entertainment. In 2006, there were several launches of online games including NCsoft’s Guild Wars, YNK's Rohan and Nexon’s Zera. In 2007, the industry has launched or is expecting the launch of several additional online game titles in the Korean market, such as NCSoft’s Tabula Rasa and Aion, Hanbitsoft’s Hellgate London and Neowiz’s Cross Fire. The new releases of high-quality games will increase competition in our industry.

China. Our primary online game competitors in China are The9, Ltd. (which distributes WoW), Shanda Networking (which distributes Actoz Soft’s “Legend of Mir” series), Netease (which distributes “Mong Hwan Seo Yu, Dae Hwa Seo Yu”), Zheng Tu (which distributes “Zheng Tu Online”) and Sina.

Japan. Our primary online game competitors in Japan are GungHo’s “Ragnarok,” NCsoft Japan’s “Lineage II,” Square Enix’s “Final Fantasy Online”and Nexon Japan’s “Mabinogi.” To date, Japan’s game market still has been primarily driven by console games, although online games are gaining popularity among Japanese game users as broadband access becomes more widely available.

Other markets. We consider our main competitors to be: Wowtaiwan’s WoW, Gamania’s “Lineage I” and Softworld’s “Ragnarok” in Taiwan; Asia Soft’s “Ragnarok” and NCTrue’s “Lineage” in Thailand; and Level Up’s “Ragnarok” and “RFOnline” and IPVG’s “RAN Online” in the Philippines.

In all of these markets, we also compete against PC-based game developers such as Electronic Arts, Take Two Interactive Software, Activision, THQ and Midway Games, Inc., which produce popular PC-packaged games, and against game console manufacturers such as Microsoft, which produces Xbox, Sony, which produces Playstation, and Nintendo, which produces Wii. Microsoft, Sony and Nintendo are providing Internet-enabled game services in their new consoles, Xbox 360, Playstation 3 and Nintendo Wii. Xbox 360 was launched in November 2005, and Playstation 3 and Nintendo Wii were released in November 2006.

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

In Korea, we own two patents relating to data transmission over the Internet for online games, obtained program registration for our games MU, Soul of the Ultimate Nation (SUN) and Kingdom of Warriors (Il Ki Dang Chun) and own the service marks for MU, Soul of the Ultimate Nation (SUN), Kingdom of Warriors (Il Ki Dang Chun), Huxley and Parfait Station. In other countries, we registered some of our service marks and plan to apply for the registration of our other intellectual properties. We will take legal action in any jurisdiction where we believe our intellectual property rights have been infringed.

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law, and we are insured against fire with respect to our facilities in Korea. In addition, we maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers.

Laws and Regulations

Korea. The Korean game industry is subject to comprehensive regulation by the Ministry of Culture and Tourism (“MOCT”), which is responsible for establishing policies for the industry under the Act on Promotion of Game Industry. As an online game company operating in Korea, we are also subject to:

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

•	regulation by the MIC under the Computer Programs Protection Act;

•	regulation by the MIC under the Act on Promotion of Information and Communications Network Utilization and Information Protection;

•	regulation by the Fair Trade Commission under the Act on Consumer Protection for Transactions through Electronic Commerce; and

•	regulation by the MOCT under the Copyright Act and Computer Program Protection Act.

Ratings regulation. Businesses manufacturing or importing games for the purpose of distributing or providing games in Korea must obtain game ratings in advance from the Game Rating Board. Online games are generally divided into four ratings categories: “suitable for users of all ages,” “suitable for users over 12 years of age,” “suitable for users over 15 years of age” and “suitable for users over 18 years of age.” Soul of the Ultimate Nation (SUN) has been rated “suitable for users over 18 years of age.” Our standard player-versus-player (“PVP”), which allows players to kill other players’ characters, MU online game has been rated “suitable for users over 18 years of age.” We also offer a non-player-versus-player (“non-PVP”), which allows players to kill only non-player characters, version of MU in Korea, which has been rated “suitable for users over 15 years of age.”

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

Protection of consumer information for electronic settlement services. Under the Act on Consumer Protection for Transactions on Electronic Commerce, we are required to take measures to maintain the security of consumer information related to our electronic settlement services. We are also required to notify consumers when electronic payments are made and to indemnify consumers for damages resulting from the misappropriation of consumer information by third parties.

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

Protection of personal information for users of information and communications services. Under the Act on Promotion of Information and Communications Network Utilization and Information Protection, we are permitted to gather personal information relating to our subscribers within the scope of their consents. We are, however, generally prohibited from utilizing personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if:

•	it is necessary for the settlement of service charges;

•	the personal information is processed so that the specific individual is unidentifiable and is provided for compiling statistics, academic research or surveys; or

•	it is otherwise permitted by laws and regulations.

We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove an absence of willful misconduct or negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

Taxation. For the years through 2006, we were entitled to a fifty-percent reduced tax rate by virtue of the Special Tax Treatment Control Law. Under the same law, we may claim a tax credit that can be carried forward for five years. However, the reduced tax rate and tax credit cannot be claimed in the same year. In 2004, we realized a net profit and elected to be taxed by the reduced tax rate. In 2005 and 2006, however, we realized net losses and, accordingly, chose the standard statutory tax rate of 27.5% to claim for tax credit. Our deferred income taxes as of December 31, 2006 were calculated based on the assumption that the statutory tax rate of 27.5% would apply to our operational results in 2007 and thereafter.

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

4.C. Organization Structure

As of December 31, 2006, we had three significant wholly-owned subsidiaries: Webzen Taiwan, Webzen China and Webzen America. We also own 55.4% of the common shares of Flux, Inc., a privately held wireless game developer, and 70% of 9Webzen, a joint venture with GameNow.

4.D. Property, Plant and Equipment

Because our main business is to provide online game services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Korea. Our principal executive and administrative offices are located at the Daelim Acrotel Building, 467-6, Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. We currently occupy 144,121 square feet of office space, 46,259 of which we own and 111,391 of which we lease. The latest of our leases expires in June 2009.

China. The offices of 9Webzen (Shanghai) and Webzen China are located at 15th floor, Double Dove Tower, No. 438, Pu Dian Road, Shanghai, China 200122. 9Webzen (Shanghai) and Webzen China occupy 23,304 square feet of office space.

Taiwan. The offices of Webzen Taiwan are located at 7F-3 No.176 Jian 1st Rd., Jhonghe City, Taipei County, Taiwan 23553, Republic of China.

United States. The offices of Webzen America are located at 6601 Center Drive West, 7th Floor, Los Angeles, CA 90045.

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

Overview

We are a leading developer and distributor of online games. Our net revenues from games totaled ~~W~~31,646 million in 2005 and ~~W~~24,058 million in 2006. Substantially all of our revenue come from our two online games, MU and Soul of the Ultimate Nation ("SUN"). With MU approaching the end of its life cycle in most of its markets and with intensifying competition due to the introduction of new games by competitors, we are experiencing a substantial decline in revenues generated from MU in our major markets with further decreases expected going forward. Unless we start generating significant revenues from Soul of the Ultimate Nation ("SUN"), or from other new games expected to be launched in 2007, we expect to incur losses in 2007.

In our overseas market where we have licensed MU to licensees, we recorded royalties from Japan, the Philippines, Thailand, the U.S., Vietnam and China in the amounts of ~~W~~1,852 million (US$1.9 million), ~~W~~327 million (US$0.3 million), ~~W~~180 million (US$0.2 million), ~~W~~164 million (US$0.2 million),  ~~W~~157 million (US$0.2 million) and ~~W~~120 million (US$0.1 million), respectively, in 2006.

In 2006, our cost of revenues, selling, general and administrative expenses and research and development expenses all increased as we continued to incur significant game development costs. We have a line of new games and services that we plan to launch starting from the third quarter of 2007. We have hired additional employees for game development and operations in preparation for the launch of our new games. As a result, we recorded an operating loss of ~~W~~48,425 million in 2006, compared to an operating loss of ~~W~~28,214 million in 2005. Unless we generate meaningful revenue from the games currently under development, we expect our operating income to continue to be adversely affected.

Since 2004, we have separated out the research and development expense line item which we had previously recorded under selling, general and administrative expenses. This reflects management’s emphasis on research and development activities, as we expect to continue to develop and introduce new games with corresponding increases in research and development expenses. Research and development expenses consist primarily of payroll, depreciation expense, other overhead expenses and the cost of assets purchased for research and development purposes, until technological feasibility of a game is reached. From the commercialization date of November 19, 2001 to 2003, we did not recognize research and development expenses because all of our development efforts were concentrated on the development of MU, which had already reached technological feasibility. During this period, MU-related development expenses were booked under improvement and maintenance cost and were included in cost of revenues. Research and development rose to ~~W~~24,062 million in 2006 from ~~W~~20,282 million in 2005 as we increased the resources allocated to the development of new games.

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

Revenue recognition

We derive and expect to continue to generate most of our revenues from online game subscription fees paid by our MU subscribers, royalties and license fees paid by our licensees and sales of game items to Soul of the Ultimate Nation (SUN) subscribers. We recognize revenue in accordance with accounting principles generally accepted in the United States, as set forth in the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, Software Revenue Recognition, and AICPA SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions, Staff Accounting Bulletin No. 104, Revenue Recognition and other related pronouncements. Our current revenues can be classified into the following categories:

Online subscription fees. Subscription fees are fees we directly collect from client terminal level end-users. Our revenues from our operations in Korea consist mostly of monthly prepaid subscription fees paid by individual PC accounts and Internet cafe subscribers, accounting for ~~W~~13,226 million and ~~W~~4,395 million, respectively, in 2006. Online subscription fees earned by our consolidated subsidiaries are also recorded under this item. In 2006, 9Webzen and Webzen Taiwan recorded ~~W~~1,353 million and ~~W~~1,947 million as online subscription fees, respectively.

As of December 31, 2006, 96.6% of our individual PC account revenues were from the flat-fee pricing plans, which provide unlimited access for either a 30- or 90-day consecutive period, and the remaining 3.4% were derived from the hourly pricing plans. Of our Internet cafe revenues, 97.2% were derived from the hourly pricing plans and only 2.8% resulted from the flat-fee pricing plans. In each case, online subscription fees are deferred and recognized as revenue at month-end in proportion to the number of days lapsed or actual hours used. The subscriptions are typically short term in nature and require few additional upgrades and only inconsequential customer support.

Premium features sales. Premium features sales are fees we collect from in-game item sales for the online game Soul of the Ultimate Nation (SUN), which was commercialized in Korea in 2006. Under the new model, players can access the games free of charge but may purchase points for in-game premium features. The premium feature point sales are typically paid by credit card or charged to the users’ mobile phone bills. These payments are deferred when received and the relevant revenues are recognized over the life of the premium features or as the premium features are consumed.

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

Installation fee. In connection with certain overseas license agreements, we receive a one-time installation fee in lieu of a license fee as we install game servers and information systems networks for our licensees. The system and network we use for our licensees are modeled after our system in Korea. As there are no sufficient vendor-specific information to allocate the revenue between installation service and other services, we recognize installation fee as revenue ratably over the life of the agreement.

Royalty revenues. We receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenue. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the actual number of hours of services sold during the prior month. Royalty revenues from foreign licensees accounted for 9.5% of our total net revenues in 2006. The following table sets forth our royalty revenues from each of our overseas licensees for the periods indicated.

	2005				2006
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(in millions of Won)
Royalty revenues
China(1)	1,236	138	110	59	-	-	-	-
Japan	637	479	534	545	489	467	447	371
Thailand	87	44	72	51	43	1	-	-
Philippines	208	6	95	23	75	126	69	58
Vietnam	-	-	-	-	-	60	26	8
U.S.	-	-	-	-	-	19	19	17

(1)
Since we increased our interest in 9Webzen from 49% to 70% and 9Webzen became a consolidated subsidiary in December 14, 2005, revenues for MU in China are no longer recognized as royalty revenues, but are recorded under online subscriptions fees. The online subscription fees derived from 9Webzen was ~~W~~401 million, ~~W~~426 million, ~~W~~277 million and ~~W~~249 million for the first, second, third and fourth quarter of 2006, respectively.

 Allowances for doubtful accounts

We maintain allowances for doubtful accounts receivable for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and current collection trends. Allowances for accounts receivable generally arise when individual PC account subscribers who elect to make their payments through their fixed-line or mobile phone service provider fail to make such payments. We record allowances for doubtful accounts based on the historical payment patterns of our overall subscribers and increase our allowances as the length of time after which such receivables become past due increases.

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

As of December 31, 2005, we recognized a valuation allowance of ~~W~~1,621 million for the deferred tax assets relating to our subsidiaries as we determined that we would not be able to realize these assets based on our subsidiaries’ historical and projected net and taxable income. As of December 31, 2006, we recognized a valuation allowance for all of the deferred tax assets as we determined that we would not be able to realize these assets based on our historical and projected net and taxable income.

For the years through 2006, we were entitled to a fifty-percent reduced tax rate by virtue of the Special Tax Treatment Control Law. Under the same law, we may claim a tax credit that can be carried forward for five years. However, the reduced tax rate and tax credit cannot be claimed in the same year. In 2004, we realized a net profit and elected to be taxed by the reduced tax rate. In 2005 and 2006, however, we realized net losses and, accordingly, chose the standard statutory tax rate of 27.5% to claim the higher tax credit. Our deferred income taxes as of December 31, 2006 were calculated based on the assumption that the statutory tax rate of 27.5% would apply to our operational results in 2007 and thereafter.

Acquisitions

On December 14, 2005, we acquired 21% of the common stock of 9Webzen from GameNow for US$2.75 million in cash, increasing our stake from 49.0% to 70.0%. The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combination. We are required to allocate the purchase price of acquired companies to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In connection with the 9Webzen acquisition, we engaged an independent third-party appraisal firm to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

The excess purchase price over those fair values is recorded as goodwill. In accordance with SFAS No. 142 Goodwill and other Intangible Assets, goodwill is not amortized but is reviewed annually and the value is adjusted downward whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of December 31, 2006, we recognized a goodwill impairment loss of ￦388 million since the carrying amount of the reporting unit goodwill exceeded the implied fair value of that goodwill. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 is applicable to all income tax positions accounted for under FAS 109. FIN 48 addresses the determination of whether tax benefits (whether permanent or temporary) claimed or expected to be claimed on a tax return should be recorded in the financial statements. It provides a two-step structured approach to accounting for uncertainty in income taxes that provides specific guidance on recognition, measurement, and other aspects of reporting and disclosing uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will assess tax positions taken in the consolidated financial statements and evaluate annually for realizability on a more likely than not basis. We are currently evaluating the impact of FIN 48 but do not expect the adoption to have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

Results of Operations

2006 compared to 2005

The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,
(in millions of Won and thousands of US$)	2005		2006(1)

Online game subscriptions	~~W~~	26,830	~~W~~	21,247	$22,846
Royalties and license fees		4,816		2,811	3,022
Total net revenues		31,646		24,058	25,868
Cost of revenues		12,815		15,722	16,905
Gross profit		18,831		8,336	8,963
Selling, general and administrative expenses		26,763		32,699	35,161
Research and development expenses		20,282		24,062	25,873
Operating income (loss)		(28,214)		(48,425)	(52,071)
Interest income		4,747		3,991	4,292

.

	For the year ended December 31,
(in millions of Won and thousands of US$)	2005	2006(1)

Foreign currency gains (losses), net	(377)	(501)	(538)
Gain on disposal of available-for-sale securities	173	2,535	2,726
Others, net	(9)	(88)	(95)
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest	(23,680)	(42,488)	(45,686)
Income tax expenses (benefit)	(5,507)	5,102	5,486
Income (loss) before equity in earnings related equity investment and minority interest	(18,173)	(47,590)	(51,172)
Equity in earnings of related equity investment, net of taxes	(664)	-	-
Income (loss) before minority interest	(18,837)	(47,590)	(51,172)
Minority interest	33	525	565
Net income (loss)	(18,804)	(47,065)	(50,607)

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,
(as a percentage of total net revenues)	2005	2006
Online game subscriptions	84.8%	88.3%
Royalties and license fees	15.2%	11.7%
Total net revenues	100.0%	100.0%
Cost of revenues	40.5%	65.4%
Gross profit	59.5%	34.6%
Selling, general and administrative expenses	84.6%	135.9%
Research and development expenses	64.1%	100.0%
Operating income (loss)	(89.2%)	(201.3%)
Interest income	15.0%	16.6%
Foreign currency gains (losses), net	(1.2%)	(2.1%)
Gain on disposal of available-for-sale securities	0.5%	10.5%
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest	(74.8%)	(176.6%)
Income tax expenses (benefit)	(17.4%)	21.2%
Income (loss) before equity in earnings related equity investment and minority interest	(57.4%)	(197.8%)
Equity in earnings of related equity investment, net of taxes	(2.1%)	-
Income (loss) before minority interest	(59.5%)	(197.8%)
Minority interest	0.1%	2.2%
Net income (loss)	(59.4%)	(195.6%)

Revenues. Our net revenues for 2006 decreased 24.0% from ~~W~~31,646 million in 2005 to ~~W~~24,058 million in 2006, reflecting a decline in the number of MU subscribers in most of our major markets. This decline is primarily attributable to the success of new games introduced by our competitors, which has caused a significant number of our MU subscribers to switch to such games, and to our inability to timely introduce new games to capture new subscribers. Our MU pricing plan in Korea has not changed since our initial commercialization of the game.

Cost of revenues. Our cost of revenues for 2005 increased 22.7% from ~~W~~12,815 million in 2005 to ~~W~~15,722 million in 2006, and as a percentage of total revenues increased from 40.5% in 2005 to 65.4% in 2006 primarily due to:

•
a 22.3% increase in wages and salaries, including severance benefits, from ~~W~~6,352 million in 2005 to ~~W~~7,769 million in 2006, as we increased salaries for our existing employees and hired additional game monitoring and hardware maintenance personnel; and

•	a 47.4% increase in depreciation expense, from ~~W~~2,573 million in 2005 to ~~W~~3,793 million in 2006, as we increased property and equipment such as servers, software and intangible assets.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses increased 22.2% from ~~W~~26,763 million in 2005 to ~~W~~32,699 million in 2006 and, as a percentage of net revenues, increased from 84.6% to 135.9%, primarily due to:

•
payroll costs (excluding payroll costs of 9Webzen) that increased by 33.7% from ~~W~~7,688 million in 2005 to ~~W~~10,276 million, as the average number of general and administrative personnel increased by 17% and the average salaries increased by 6% compared to the prior year.

•	selling, general and administrative expenses of 9Webzen, which were consolidated into our consolidated income statement since December 14, 2005 and amounted to ~~W~~1,559 million in 2006; and

•
marketing expenses (excluding marketing expenses of 9Webzen) that increased by 9.4% from ~~W~~8,129 million in 2005 to ~~W~~8,891 million  in 2006 (as a percentage of total revenues, our marketing expenses increased from 25.7% to 37.0%), as we participated in the 2006 Electronic Entertainment Expo and increased the advertising campaign for Soul of the Ultimate Nation (SUN) and other new games.

These increases were partly offset by the decrease in sales commission that declined from ~~W~~1,339 million in 2005 to ~~W~~809 million in 2006 and by a slight decrease in consulting and other fees from ~~W~~3,536 million in 2005 to ~~W~~3,154 million in 2006.

Research and development expenses.  Research and development costs incurred prior to the establishment of technological feasibility are included in this item. Research and development costs in 2006 increased 18.6% from ~~W~~20,282 million in 2005 to ~~W~~24,062 in 2006, as we increased our spending for the development of the games. Of this amount, ~~W~~8,194 million was attributable to the wages and salaries paid in 2006 to personnel in research and development departments, ~~W~~6,793 million was attributable to advance royalties paid to Red5 Studios for the development of T-project, ~~W~~4,363 million was attributable to advance royalties paid to RTW for the development of APB and ~~W~~2,368 million was attributable to services outsourced to third-party developers. We expect the level of research and development expenses in 2007 to be similar to 2006, as we expect to implement tight cost controls and make effective use of our development resources.

Interest income.  Our interest income is mainly generated from cash equivalents and short-term financial instruments. Interest income decreased 15.9% from ~~W~~4,747 million in 2005 to ~~W~~3,991 million in 2006, mainly due to a decrease of cash and cash equivalents. During the same period, the balance of our cash and cash equivalents decreased from ~~W~~121,739 million as of December 31, 2005 to ~~W~~78,138 million as of December 31, 2006, respectively.

Foreign currency gains and losses.  Net foreign currency losses increased 32.9% from ~~W~~377 million in 2005 to ~~W~~501 million in 2006, primarily due to an appreciation of the Korean Won against the U.S. dollar during this period.

Gain on disposal of available-for-sale securities. Gain on disposal of available-for-sale securities increased mainly due to sale of common shares of GameOn Co., Ltd.  As GameOn Co., Ltd. listed its common shares on the Tokyo Stock Exchange in 2006, we reclassified those securities to available-for-sale securities from other non current assets. In 2006, we sold 640 shares out of 3,200 shares and recognized gain on disposal of available-for-sales securities of ~~W~~2,237 million.

Income taxes. In 2005, an income tax benefit of ~~W~~5,507 million was recognized. In 2006, ~~W~~5,102 million was recorded for income tax expenses mainly due to an increase of valuation allowance relating to operating loss carry-

forwards and research and development expenses. Valuation allowance increased by ~~W~~16,548 million from ~~W~~1,621 million as of December 31, 2005 to ~~W~~18,169 million as of December 31, 2006, as we determined that we would not be able to realize our deferred tax assets based on our projected taxable income.

Equity in loss of related equity investment, net of taxes. In 2005, we incurred a loss of ~~W~~664 million in equity in earnings of related equity investments, net of tax, which reflected the loss of 9Webzen, our only equity-method investee in 2005.  In 2006, however, we did not recognize any loss in equity in earnings of related equity investments, net of tax, as 9Webzen was re-characterized as a consolidated subsidiary.

Net income. As a result of the factors discussed above, our net loss increased to ~~W~~47,065 million in 2006 from ~~W~~18,804 million in 2005.

2005 compared to 2004

The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,
(in millions of Won and thousands of US$)	2004		2005

Online game subscriptions	~~W~~	46,041	~~W~~	26,830
Royalties and license fees		8,204		4,816
Total net revenues		54,245		31,646
Cost of revenues		10,723		12,815
Gross profit		43,522		18,831
Selling, general and administrative expenses		21,699		26,763
Research and development expenses		10,262		20,282
Operating income (loss)		11,561		(28,214)
Interest income		3,849		4,747
Foreign currency gains (losses), net		(13,280)		(377)
Currency forward transaction gains (losses), net		12,204		—
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest		14,288		(23,680)
Income tax expenses (benefit)		1,846		(5,507)
Income (loss) before equity in earnings related equity investment and minority interest		12,442		(18,173)
Equity in earnings of related equity investment, net of taxes		2,461		(664)
Income (loss) before minority interest		14,903		(18,837)
Minority interest		206		33
Net income (loss)	~~W~~	15,109	~~W~~	(18,804)

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,
(as a percentage of total net revenues)	2004	2005
Online game subscriptions	84.9%	84.8%
Royalties and license fees	15.1	15.2
Total net revenues	100.0	100.0
Cost of revenues	19.8	40.5
Gross profit	80.2	59.5
Selling, general and administrative expenses	40.0	84.6
Research and development expenses	18.9	64.1

	For the year ended December 31,
(as a percentage of total net revenues)	2004	2005
Operating income (loss)	21.3	(89.2)
Interest income	7.1	15.0
Foreign currency gains (losses), net	(24.5)	(1.2)
Currency forward transaction gains (losses), net	22.5	–
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest	26.3	(74.8)
Income tax expenses (benefit)	3.4	(17.4)
Income (loss) before equity in earnings related equity investment and minority interest	22.9	(57.4)
Equity in earnings of related equity investment, net of taxes	4.5	(2.1)
Income (loss) before minority interest	27.5	(59.5)
Minority interest	0.4	(0.1)
Net income (loss)	27.9	(59.4)

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

Interest income. Our interest income is mainly generated from cash equivalents and short-term financial instruments. Interest income increased 23.3% from ~~W~~3,849 million in 2004 to ~~W~~4,747 million in 2005. This was mainly due to the increase in our weighted average interest rate which recorded 3.38% in 2005, compared to 2.29% in 2004. During the same period, the balance of our cash and cash equivalents and short-term financial instruments decreased from ~~W~~161,882 million and ~~W~~4,925 million on December 31, 2004 to ~~W~~121,739 million and ~~W~~2,935 million on December 31, 2005, respectively.

Foreign currency gains and losses. Net foreign currency losses decreased 97.2% from ~~W~~13,280 million in 2004 to ~~W~~377 million in 2005, primarily due to the decrease in the balance of our foreign currency account and reduced volatility in the foreign exchange market during 2005.

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

Impact of inflation

In view of our operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 3.6% in 2004, 2.7% in 2005 and 2.2% in 2006.

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

5.B. Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
(in millions of Won and thousands of US$)	2004		2005		2006(1)
					(unaudited)
Net cash provided by (used in) operating activities	~~W~~	13,654	~~W~~	(14,007)	~~W~~	(38,660)	$(41,569)
Net cash used in investing activities		(20,048)		(10,713)		(3,574)	(3,844)
Net cash used in financing activities		(4,922)		(15,423)		(1,367)	(1,470)
Net decrease in cash and cash equivalents		(11,316)		(40,143)		(43,601)	(46,883)
Cash and cash equivalents at beginning of period		173,198		161,882		121,739	130,902
Cash and cash equivalents at end of period		161,882		121,739		78,138	84,019

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~930.0 to US$1.00, the noon buying rate in effect on December 31, 2006 announced by the Federal Reserve Bank of New York.

Our primary source of liquidity is existing cash on hand. We used ~~W~~38,660 million in operating activities in 2006, as our net loss amounted to ~~W~~47,065 million during that period.

Net cash used in investing activities in 2006 was ~~W~~3,574 million, and it consisted primarily of ~~W~~16,280 million used in investments in available-for-sale securities, ~~W~~3,365 million of cash paid for the acquisition of property and equipment such as servers, software and intangible assets, an increase of ~~W~~2,155 million in short-term financial instruments and an increase of ~~W~~1,851 million in capitalized software development cost, partially offset by the disposal of available-for-sales securities amounting to ~~W~~21,360 million in 2006.

Our cash investment policy emphasizes liquidity and the preservation of principal over other portfolio considerations. We satisfy a portion of our liquidity requirements by investing excess cash in short-term financial instruments, which primarily consist of time deposits with a maturity of one year or less, and demand deposits, money market demand deposits, and money market funds with a rolling maturity of 90 days or less. In addition, as part of our efforts to avoid being considered an investment company, we hold a substantial portion of our net cash provided by operating activities in lower-yielding bank deposits and money market instruments, which due to their liquidity and certain other characteristics are not considered to be investment securities under the Investment Company Act of 1940.

Net cash used in financing activities was ~~W~~1,367 million for 2006, as we used ~~W~~1,648 million for a share buyback of 86,951 common shares in the market.

Capital resources.  As of December 31, 2006, our primary source of liquidity was ~~W~~78,138 million (US$84.0 million) of cash and cash equivalents and ~~W~~5,211 million (US$5.6 million) of unrestricted short-term financial instruments. We believe that our available cash, cash equivalents and short-term financial instruments will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated, especially as we seek to make acquisitions in Korea, the United States and other markets and continue to evaluate other investment and game development opportunities. As of December 31, 2006, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties, except for certain guarantees entered into in connection with loans extended to our employees.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for the continuous expansion and upgrading of our existing server equipment, for which we expect to make approximately ~~W~~4 billion in capital expenditures in 2007. We also anticipate spending a significant portion of our capital resources for acquisitions or investments in complementary businesses, products and technologies. The amount and timing of any acquisitions or investments have not yet been determined and will depend on our ability to identify suitable acquisition targets.

5.C. Research and Development, Patents and Licenses

We expect that the online game industry will continue its recent pattern of developing increasingly sophisticated games and offering improved graphics resolution, sound quality and other improvements to the gaming experience.

In order to remain competitive, we will continue to focus on our research and development efforts. In January 2006, we entered into a worldwide publishing rights contract for the online PC game T-project with Red5 Studios, Inc., a company based in the U.S. The contracts are for five years after the games are commercialized, and we have agreed to pay royalties for the exclusive world-wide distribution rights to the games. See “— Item 5.A. Operating Results — Results of Operation” for more detailed discussion on how our research and development expenses were spent during the last three years. Areas of focus include:

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

5.D. Trend Information

See “—5.A. Operating Results—Overview.”

5.E. Off-balance Sheet Arrangements

We have provided guarantees of ~~W~~414 million as of December 31, 2006 to lending institutions for certain loans extended to our employees for their purchase of our common shares through the employee stock purchase plan. The guarantees are secured by a cash deposit with the lending institution.

We opened a stand-by letter of credit account at Hana Bank until December 20, 2007 for our business in Taiwan. Hana Bank provided a guarantee of up to $620,000 for Webzen Taiwan for its borrowings from a bank in Taiwan.

We do not have any outstanding hedging contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign currency risk.”

5.F. Contractual Obligations

The tables below set forth the maturities of contractual cash obligations as of December 31, 2006.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions of Won)
Contractual obligations

Operating lease obligations	3,418	970	1,247	873	328
Purchase obligations	26,424	15,357	11,067	-	-

Item 6.    Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and positions at our company and other positions held by our directors and officers as of May 31, 2007:

Name	Age	Position
Nam-Ju Kim	35	President, Chief Executive Officer and Director (Representative Director)
Won-Seon Kim	48	Chief Financial Officer and Director
Kil-Saup Song	31	Chief Technology Officer and Director
Moon-Kyu Kim	51	Outside Director and Chair of the audit committee
Sang-Woo Park	42	Outside Director and a member of the audit committee
Yong-Ku Kim	36	Outside Director and a member of the audit committee

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

Moon-Kyu Kim served as a statutory auditor of our company from July 2002 to March 2004. Mr. Kim has served as a director and the Chair of the audit committee since March 2004. He has been working as a certified public accountant at Sinwon Accounting Corporation since 1997. Mr. Kim received a bachelor’s degree in economics from the Korean University of Foreign Language and a master’s degree from The Graduate School of Business Administration, Myung-ji University.

Sang-Woo Park has served as a director and a member of the audit committee since March 2004. He is an adjunct professor at Yonsei Graduate School of Communication & Arts and a member of various screening committees at the KGDI. Mr. Park received a bachelor’s degree in economics from Yonsei University and a master’s degree in economics from Korea University.

Yong-Ku Kim has served as a director and a member of the audit committee since March 2004. He is a certified public accountant and a director of Hanmag Futures. Mr. Kim received a bachelor’s degree in business administration and a master’s degree in financial management from Seoul National University.

6.B. Compensation

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2006, the aggregate amount of compensation paid by us to all directors and executive officers was ~~W~~1.5 billion, and this amount excludes ~~W~~0.3 billion set aside or accrued to provide for retirement or similar benefits to our executive officers. We have not granted any stock options to any of our directors and executive officers. At our general meeting of shareholders, held on March 28, 2007, our shareholders approved an aggregate amount of up to ~~W~~1.6 billion as compensation for our executive officers for the year 2007.

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

The term of office for our directors is three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The terms of Won Seon Kim on March 17, 2008, those of Nam Ju Kim and Kil Saup Song on March 27, 2009 and those of Moon-Kyu Kim, Sang-Woo Park, Yong-Ku Kim expire on March 27, 2009, respectively.

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

Independent Directors

Our ADSs are listed for quotation on the Nasdaq Market and we currently are subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, Marketplace Rule 4350(c), a majority of the board of directors should be comprised of independent directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. Nasdaq granted us an exemption from the requirements under Rule 4350(c) until July 31, 2005, on the basis that such requirements were not consistent with the home country practice. The Korea Securities and Exchange Act and regulations thereunder require companies listed on the KOSDAQ or KRX Stock Market to have at least one fourth of its board of directors comprised of outside directors. Under Korean law, a director or officer of the company, any person who served as a director or an officer of the company during the past two years, certain family members of a director of the company or certain other affiliates of the company, do not qualify as an outside director. We elected three independent outside directors in March 2004 to comply with Korean law, but we do not satisfy the majority independent board requirement under Marketplace Rule 4350(c)(1).

Audit Committee

The Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission (“SEC”) to require U.S. national securities exchanges and national securities associations, such as the Nasdaq Market, to adopt rules to prohibit the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in the Sarbanes-Oxley Act. The SEC adopted final rules relating to the audit committee requirements on April 9, 2003, and approved related proposed changes to the Nasdaq corporate governance rules on November 4, 2003. Non-U.S. issuers such as ourselves are required to comply with the related Nasdaq audit committee requirements by July 31, 2005. Marketplace Rule 4350(d), which sets forth the requirements for listing company’s audit committees, requires that at least three independent directors who are able to read and understand fundamental financial statements to serve on the committee.

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

Difference between Nasdaq requirements and home country practices

In general, corporate governance principles for Korean companies are set forth in the Korean Commercial Code and the Korean Securities and Exchange Act and, to the extent they are listed on KOSDAQ, the listing rules of KOSDAQ. Corporate governance principles under provisions of Korean law may differ in significant ways from corporate governance standards for U.S. Nasdaq-listed companies. Under the latest amendment to the NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. Under the amendment, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of Rule 4350 we do not follow and the descriptions of home country practices.

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

We, as a foreign issuer, have been granted an exemption by Nasdaq from the requirement that the minimum quorum for a shareholder meeting is 33-1/3% of the outstanding common shares as required by Nasdaq Rule 4350(f), on the basis that such requirement was inconsistent with our home country practice. Pursuant to our Articles of Incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. Our quorum requirements comply with the requirements of the Korean Commercial Code and are consistent with that of other companies with common shares listed on KOSDAQ.

Rule 4350(g) requires issuers to solicit proxies and provide proxy statements for all meetings of shareholders and provide them to Nasdaq. Nasdaq is of the view that the proxy statements required under Rule 4350(g) should contain the information required by Section 14 of the United States Securities Exchange Act of 1934 (the “Exchange Act”) and rules thereunder. The Korean Securities and Exchange Act requires persons soliciting proxies to provide proxy materials, with information set forth in the rules, to shareholders prior to or at the same time as the solicitation and to file the proxy materials with the FSS before they are sent to the shareholders. However, the information required under the Korean rules is much less extensive than that required under the Exchange Act rules. We do provide to shareholders proxy statements prior to shareholder meetings, but the content of the materials is made in accordance with the Korean Securities rules.

Under Rule 4350(h), issuers should conduct a review of all related party transactions on an ongoing basis and all such transactions should be approved by the audit committee. Korean law does not have a comparable requirement, and our board of directors review and approve related party transactions. Under the Korean Commercial Code and our Articles of Incorporation, however, any director with a special interest in an agenda item of a board meeting may not exercise his voting rights in such board meeting.

Rule 4350(i) requires issuers to obtain shareholder approval prior to the issuance of certain securities, including when an issuance will result in a change of control, or in connection with the acquisition of the stock or assets of another corporation. We do not obtain shareholder approval for all of the cases provided in Rule 4350(i). However, under the Korean Commercial Code and our Articles of Incorporation, we do require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding, when we acquire all of the business of any other company or a part of the business of any other company have a material effect on our business, we issue new shares at a price below par value, we transfer all or any significant part of our business, or we effect a capital reduction.

6.D. Employees

As of December 31, 2006, we had 871 full-time employees. The following tables set forth the number of permanent employees at Webzen and its subsidiaries, for the dates indicated:

	As of December 31,
	2004	2005	2006
Employees
Game development, web development and system engineering team	274	585	548
Game operations team	37	73	99
I International business, strategy and planning, management support and game marketing team	177	275	224
Total	488	933	871

None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

As of December 31, 2006, our wholly-owned subsidiaries, Webzen Taiwan, Webzen China, and Webzen America, had 59, 79 and 17 full-time employees, respectively.

As of December 31, 2006, 9Webzen and its subsidiary employed 70 employees in China, none of whom is represented by a labor union or covered by a collective bargaining agreement.

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

Hana Bank and Korea Exchange Bank extended loans to members of our employee stock ownership association. As of December 31, 2006, we have pledged short-term financial instruments in the amount of ~~W~~414 million to guarantee these bank loans, and we have provided free interest rate loans amounting to ~~W~~58 million to employees who purchased our common shares through the employee stock ownership association. On the same date, we also had outstanding housing and other loans to our employees in the aggregate amount of ~~W~~1,762 million. We have not experienced any defaults under these loans to our employees. We provide these loans as a benefit to our employees and not as a requirement under Korean law. Our executive officers and directors are not eligible for these loans.

6.E Share Ownership

Some of our directors and officers own our common shares. See “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

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

According to our Articles of Incorporation, we may grant stock options that are exercisable to purchase our common shares and preferred shares. Such stock options can vest after two years from the stock option grant date and can be exercisable up to seven years (four years for options granted in 2006) from the date of the grant. The stock option may be cancelled by a resolution of our board of directors:

•	if the officer or employee who holds the option resigns voluntarily or is discharged from office prior to the vesting date;

•	if the officer or employee is discharged or submitted to a disciplinary measure for causing damage to us by willful misconduct or by gross negligence; or

•	in the event of the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

On January 20, 2005, we granted stock options to our employees to purchase an aggregate of 118,800 common shares. All of the options granted on this date can be exercised between January 20, 2008 through January 19, 2010, at a purchase price of ~~W~~24,100 per share. On April 14, 2005, we granted stock options to our employees to purchase an aggregate of 24,500 common shares. All of the options granted on this date can be exercised between April 14, 2008 through April 13, 2010 at a purchase price of ~~W~~24,100 per share. On April 12, 2006, we granted stock options to our employees to purchase an aggregate of 41,000 common shares. All of the options granted on this date can be exercised between April 12, 2008 through April 11, 2010 at a purchase price of ~~W~~24,100 per share. Options for 18,000 shares of the total 41,000 shares were granted to two executive officers.

As of April 4, 2007, options to purchase an aggregate of 119,800 common shares were outstanding, and 25,500 of the 119,800 outstanding options were granted to our directors or executive officers.

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

We established our employee stock ownership association in November 2002. As of December 31, 2006, 78 of our employees were members of the employee stock ownership association.

Item 7.    Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table sets forth information as of May 31, 2007 known to us with respect to the beneficial ownership of our common shares by:

•	each person who is the beneficial owner of more than 5% of our common shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group

based on 12,212,651 of our common shares outstanding as of such date. This table assumes no exercise of outstanding stock options. None of our common shares entitles the holder to any preferential voting rights.

	Number of shares beneficially owned	Percentage beneficially owned
Directors and officers:
Nam-Ju Kim	813,279	6.7%
Kil-Saup Song	622,491	5.1%
Won-Seon Kim	81,200	0.7%
Moon-Kyu Kim	*(1)	*(1)
Sang-Woo Park	*(1)	*(1)
Yong-Ku Kim	*(1)	*(1)
All executive officers and directors as a group	1,516,970	12.4%
Other major shareholders(2)	728,879	6.0%
Delta Partners LLC and Charles Jobson (3)	748,778	6.1%

(1)	Owns less than one percent of our common shares.

(2)	Ownership of our previous director, Ki-Yong Cho as of May 31, 2007.

(3)
According to the Schedule 13G filed on February 13, 2007 by Delta Partners LLC and Charles Jobson, the shares reported for Delta Partners LLC and Mr. Jobson include shares beneficially owned by Prism Partners LP, Prism Offshore Fund Ltd., Prism Partners QP, LP, Triton 200, Ltd., Delta GEMS, LP and Delta GEMS Offshore Fund, Ltd.

According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2006, 3,540,099 shares of our common shares were held in the form of ADSs, representing 29% of total outstanding common shares.

7.B. Related Party Transactions

Contribution to Webzen Taiwan

On January 11, 2006, we contributed US$1.0 million to Webzen Taiwan, our wholly-owned subsidiary, in exchange for 3,186,000 newly issued common shares of the company. In addition, we opened a stand-by letter of credit account at Hana Bank until December 20, 2007 for our business in Taiwan. Hana Bank provided a guarantee of $620,000 for Webzen Taiwan for its borrowings from a bank in Taiwan.

Loan to Webzen America

We extended a US$1.5 million loan to Webzen America on April 19, 2006. The term was for three years and the interest rate was 5%. Webzen America will use the lent amount for general corporate use. On October 24, 2006, we contributed US$1.0 million to Webzen America, in exchange for 1,000,000 newly issued shares of the Company.

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

8.B. Significant Changes

On February 12, 2007, we entered into a license and distribution agreement relating to the online PC game “Huxley” with Asian Development Limited , a wholly owned subsidiary of The9 Limited. According to the agreement, we will develop the game and transfer the license and distribution rights for China to Asian Development Limited in exchange for advance cash payments and running royalties for three years starting after the game is commercialized.

Item 9.    The Offer and Listing

9.A. Market Price Information

With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and Kosdaq Committee, a sub organization of Korea Stock Dealers Association, were merged and integrated into a newly established joint stock company called KRX. KRX is organized into five divisions: the Administrative Service Division, the Stock Market Division, referred to as KRX Stock Market, the Kosdaq Market Division, referred to as the KRX KOSDAQ Market, the Futures Market Division, referred to as the KRX Futures Market, and the Market Surveillance Division. The KRX, headquartered in Pusan, has one branch located in Seoul.

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

The following table sets forth, for the periods indicated:

•	the high and low closing sales price for our common shares as reported on the KOSDAQ;

•	the average daily trading volume of our common shares;

•	the high and low of the daily closing values of the KOSDAQ composite index; and

•	the high and low of the daily closing values of the KOSPI.

	Price per common share		Average daily trading volume	KOSDAQ		KOSPI
	High	Low		High	Low	High	Low
22003
Second quarter	125,000	71,600	144,721	508.60	382.50	690.49	538.46
Third quarter	151,500	114,800	185,487	535.00	448.50	767.46	674.75
Fourth quarter	158,500	112,000	124,814	481.70	430.90	822.16	704.29
22004
First quarter	150,900	100,000	91,376	458.40	420.28	907.43	821.26
Second quarter(1)	110,000	27,950	107,430	491.53	361.17	936.06	728.98
Third quarter	29,000	19,200	238,695	383.84	324.71	857.15	719.59
Fourth quarter	27,400	20,100	226,939	382.71	350.70	895.92	808.14
22005
First quarter	24,600	18,000	263,224	515.04	390.40	1,022.79	870.84
Second quarter	20,100	16,750	143,108	503.21	423.30	1,010.80	911.30
Third quarter	19,700	14,350	170,236	571.95	492.66	1,231.22	1,018.02
Fourth quarter	32,150	17,050	429,491	747.96	573.19	1,379.37	1,140.72
22006
First quarter	34,400	19,000	417,607	754.97	601.33	1,421.79	1,297.43
Second quarter	25,400	15,000	232,418	704.57	559.37	1,464.70	1,203.86
Third quarter	17,100	11,800	190,944	614.80	539.81	1,374.30	1,233.42
Fourth quarter	13,600	11,200	131,734	622.17	539.10	1,442.28	1,319.40
22007
January	13,200	11,500	112,581	608.72	571.04	1,435.26	1,355.79
February	13,150	12,000	204,065	613.01	582.46	1,470.03	1,382.90

	Price per common share		Average daily trading volume	KOSDAQ		KOSPI
	High	Low		High	Low	High	Low
March	13,200	11,600	145,897	648.99	594.03	1,453.23	1,376.15
April	13,150	12,050	141,862	697.09	651.78	1,556.71	1,459.53
May	14,900	12,800	163,161	747.87	682.07	1,700.91	1,553.30

(1)	Price decreased significantly partly due to the 3-to-1 stock split, which took place in June 2004.

Nasdaq Market

The ADSs are listed on the Nasdaq Market under the symbol “WZEN.”

As a result of a 3-for-1 stock split in June 2004, the ADR ratio changed so that ten ADSs represent three shares. According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2006, 3,540,099 shares of our common shares were held in the form of ADSs, representing 29% of total outstanding common shares.

The following table provides the high and low closing sale prices and the average daily trading volume of our ADSs on the Nasdaq Market based on information provided by www.adr.com.

Calendar period	High	Low	Average daily trading volume
	(US$)	(US$)	(ADSs)
22003
December	11.20	9.68	524,100
22004
First quarter	14.05	8.23	404,350
Second quarter	9.49	5.75	216,080
Third quarter	7.32	4.92	108,400
Fourth quarter	7.95	5.02	102,370
22005
First quarter	6.99	5.30	108,220
Second quarter	6.08	4.85	76,770
Third quarter	5.74	4.28	84,870
Fourth quarter	9.34	4.86	122,820
22006
First quarter	10.34	6.01	144,930
Second quarter	8.20	4.82	129,770
Third quarter	5.35	3.58	77,850
Fourth quarter	4.22	3.59	101,180
22007
January	4.08	3.75	80,340
February	4.45	3.84	140,680
March	4.25	3.68	45,940
April	4.27	3.95	58,500
May	4.89	4.14	86,590

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

Objectives

Article 2 of our Articles of Incorporation states our objectives, among other things, as follows:

•	to develop and distribute online games and software; and

•	to engage in the Internet business, software consulting, value-added communication services, character business, and publishing business.

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

As of March 31, 2007, 12,972,000 common shares were issued, and 12,212,651 common shares were outstanding. We have not issued any preferred shares. All of our issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our Articles of Incorporation, we may issue additional common shares without further shareholder approval.

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

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of:

•	our stated capital,

•	the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period, and

•	the legal reserve to be set aside for the annual dividend.

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

•
to increase our capital through a general public offering pursuant to a resolution of the board of directors in accordance with the provisions of Article 189-3 of the Korean Securities and Exchange Act;

•	to the members of the employee stock ownership association when less than 20% of the offering is made to such members;

•
to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act or to domestic companies conducting the business of technology credit guarantees or venture investment;

•	to domestic or overseas financial institutions for the purpose of raising funds on an emergency basis;

•	to an allied company as necessary for the development of technology;

•
upon exercise of a stock option in accordance with Article 189-4 of the Korean Securities and Exchange Act or exercise of employee stock option pursuant to Article 32, Clause 2 of the Employee Welfare Act; and

•	in the form of depositary receipts in accordance with Article 192 of the Korean Securities and Exchange Act.

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

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares for at least six months; or

•	at the request of our statutory auditor.

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

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our Articles of Incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our Articles of Incorporation;

•	removing a director;

•	effecting a capital reduction;

•	effecting any dissolution, merger or consolidation with respect to Webzen;

•	transferring all or any significant part of our assets and/or business;

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business; or

•	any other matters for which such resolution is required under relevant laws and regulations.

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

Holders of ADRs will exercise their voting rights through the ADR depositary. Subject to the provisions of the deposit agreement, ADR holders will be entitled to instruct the depositary on how to vote the common shares underlying their ADSs.

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

•	In May 2005, we licensed MU to FPT Communications in Vietnam in exchange for receiving monthly royalty fees that are tied to the revenue in Vietnam and a one-time installation fee.

•	In December 2005, we licensed MU global server to K2, a company based in the United States, for monthly royalty fees and a one-time installation fee for the servers provided.

•	In December 2005, we entered into three-year licensing agreement with The9 for the distribution of Soul of the Ultimate Nation (SUN) in China for royalty fees with a minimum guarantee.

•	In February 2006, we entered into a worldwide publishing rights contract for the online game tentatively named T-Project with Red 5, a company based in the United States.

•	In June 2006, we entered into an agreement with Massive Inc. for placing advertisements in certain video games.

•	In January 2007, we entered into a memorandum of understanding with Neople and Samsung Electronics to publish Dungeons & Fighter online in Taiwan.

•	In February 2007, The9 and we entered into a US$35 million three-year exclusive license agreement with The9 to publish the PC version of Huxley in China.

The above contracts are online game publishing rights or license agreements that were entered into in the ordinary course of our business.

10.D. Exchange Controls

General

The Korean Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Act and Decree (collectively, the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the MOFE. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities.

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

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares and certain equity related debt securities, such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of such holding to the FSC and the KSX or the Korea Securities Dealers Association within five business days after reaching the 5% ownership interest threshold. In addition, any change (1) in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities, or (2) in the shareholding purpose, is required to be reported to the FSC and the KSX within five business days from the date of such change. However, the reporting deadline of such reporting requirement is extended for institutional investors who hold shares for purposes other than management control to the tenth day of the month immediately following the month of the shares were acquired or the shareholdings were otherwise changed. Those who report that the purpose of their shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

Violation of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment, and may result in a loss of voting right with respect of the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of such non reported Equity Securities.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on KRX Stock Market or KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on KRX Stock Market or KOSDAQ only through KRX Stock Market or the KOSDAQ, except in limited circumstances, including:

•	odd lot trading of shares;

•
acquisition of shares by exercise of warrant, conversion right under equity linked securities or withdrawal right under depositary receipts issued outside of Korea by a Korean company (“Converted Shares”);

•	acquisition of shares by foreign companies as a result of merger;

•
acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	acquisition of shares offered and subscribed overseas for listing on foreign securities exchanges;

•	over the counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	acquisition of underlying shares by an overseas depositary in relation to the issuance of depositary receipts;

•	disposition of shares through the exercise of dissenting shareholder’s appraisal right;

•	acquisition of shares by direct investment pursuant to the Foreign Investment Promotion Act and disposition of shares so acquired;

•	acquisition or disposition of shares through a tender offer; and

•	acquisition or disposition of shares through the electronic over the counter market brokerage companies.

For over the counter transactions of shares between foreigners outside KRX Stock Market or KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd lot trading of shares outside KRX Stock Market or KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by using securities borrowed from securities companies in Korea with respect to shares that are subject to a foreign ownership limit.

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

Upon a foreign investor’s purchase of shares through the KRX Stock Market or KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX Stock Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided that a foreign investor must ensure that any acquisition or sale by it of shares outside KRX Stock Market or KOSDAQ, in the case of trades in connection with a tender offer, odd lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment trust companies, internationally recognized foreign custodians, the entity licensed to be engaged in futures transaction business under Korean Futures Transaction Law, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ rights, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy which delegates its authority to Korea Trade Investment Promotion Agency, or foreign exchange banks (including domestic branches of foreign banks) under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company. For example, we are currently subject to a foreign shareholding ceiling of 49% pursuant to the Telecommunications Business Law. A foreigner who has acquired shares in excess of such ceiling may not exercise his voting rights with respect to the shares exceeding such limit, and the MIC may take corrective action pursuant to the Telecommunications Business Law.

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

Dividends on the Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5%, including local surtax, generally will apply. If you are a beneficial owner of ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you:

•	are an individual U.S. resident, a U.S. corporation or a partnership or trust to the extent your income is subject to taxation in the United States as the income of a U.S. resident;

•	are not also a resident of Korea for purposes of the tax treaty between the United States and Korea;

•	are not subject to any anti-treaty shopping article that applies in limited circumstances; and

•	do not hold ADSs in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

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

Taxation of Capital Gains

You are exempt from Korean taxation on capital gains realized upon sale of shares through the KRX Stock Market or KOSDAQ if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, provided that you have no permanent establishment in Korea (whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt from Korean taxation on the capital gains realized by the disposition of common shares or ADSs. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea.

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

Securities Transaction Tax

You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the shares when traded on the Korea Stock Exchange. If you transfer shares through KOSDAQ, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares and will not be subject to an agriculture and fishery special tax. If your transfer of shares is not made on the KRX Stock Market or KOSDAQ, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

The securities transaction tax and the agriculture and fishery special tax are not applicable if (i) shares are listed on a designated foreign stock exchange (e.g., New York Stock Exchange or Nasdaq Market) and (ii) the sale of shares takes place on such exchange.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of common shares or ADSs. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold common shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding common shares or ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding common shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

•	persons who acquired our common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.

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

The discussion below applies to you only if you are a beneficial owner of common shares or ADSs and are, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Passive Foreign Investment Company Considerations

Based on the price of our common shares and ADSs during our 2006 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe that we were a PFIC for our 2006 taxable year. Further, there is a significant risk that we will be a PFIC for our 2007 taxable year and we may be a PFIC for any future taxable year.

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

To avoid the foregoing rules a U.S. holder may make a mark-to-market election with respect to the common shares or ADSs (but not with respect to the shares of any subsidiary PFICs) if the common shares or ADSs are “regularly traded” on a “qualified exchange.” The common shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Our ADSs are traded on the NASDAQ Market, which is a qualified exchange.

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

If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder must file IRS Form 8621 with respect to us and any subsidiary PFICs. In addition, the preferential dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. holders does not apply if we are a PFIC for a taxable year in which we pay a dividend or the prior taxable year.

U.S. holders should consult their own tax advisers concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

Taxation of Distributions

Subject to the passive foreign investment company rules described above, distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. However, for any year in which we are treated as a PFIC, such dividends will not be eligible for the reduced rates of taxation. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Korean taxes. The dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Foreign currency risk. We have exposure to some foreign currency exchange-rate fluctuations on cash flows from our equity investee and licensee partners denominated in U.S. dollars or Japanese Yen and on translations of revenue from 9Webzen denominated in Renminbi. For example, our revenues may be impacted by exchange rate fluctuations in the Renminbi when we receive royalty payments in U.S. dollars or Japanese Yen and by exchange rate fluctuations in the U.S. dollar when license revenues are translated into Korean Won. Foreign exchange fluctuation could also affect the value of our assets. As of December 31, 2006, we had ~~W~~78,138 million of cash or cash equivalents, approximately ~~W~~1,892 million or US$2.0 million of which were held in foreign currencies such as U.S. Dollar, Chinese RMB and NT Dollar. If the Won had appreciated against the U.S. dollar by 10% and all other variables were held constant from their levels at December 31, 2006, we estimate that our net loss would have deteriorated by 1.2%.

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

14.E. Use of Proceeds

We completed our initial public offering of 8,700,000 ADSs, representing 870,000 common shares (2,610,000 shares after the 3-to-1 stock split) on the Nasdaq Market, in December 2003, pursuant to our registration statement on Form F-1 (File No. 333-110321), which the SEC declared effective on December 12, 2003. In the offering, we sold the ADSs at a price of $11.17 per ADS, which resulted in aggregate net proceeds to us of approximately US$92 million, after deducting underwriting discounts and commissions and paying offering expenses of approximately US$4.86 million. The managing underwriter in the offering was J.P. Morgan Securities, Inc.

As of December 31, 2006, we have used a total of approximately ~~W~~25,259 million of our IPO proceeds. ~~W~~2,736 million was used for office rent, ~~W~~2,766 million for equipment, ~~W~~11,326 million for new games and ~~W~~8,431 million in advertisement and marketing.

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

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, as the company’s principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

While preparing the financial statements as of and for the year ended December 31, 2005, our management identified three material weaknesses in our internal control over financial reporting. A material weakness, as defined under Standards of the Public Accounting Oversight Standard Board (United States), is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weaknesses identified last year were related to:

•
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

•
lack of controls over the financial close and reporting process. We did not maintain effective controls, including monitoring, over our financial close and reporting process. Specifically, we did not have adequately designed controls to ensure the completeness, accuracy and restricted access to spreadsheets used in the period-end financial closing process. This control deficiency could result in errors in the performance of consolidations and the preparation of U.S. GAAP financial statements.

•
lack of controls over information technology general control. We did not maintain adequate control procedures for the development of and the change in accounting computer programs, and we had deficient documentation of general control procedures relating to our information technology system. This control deficiency could result in a material misstatement of our consolidated financial statements.

To address the material weaknesses described above, our management, in 2006, implemented a number of measures and devoted significant resources to rectify the weaknesses. For example, we set up a U.S. GAAP team and recruited an accountant who had five years of U.S. GAAP accounting and U.S. GAAS auditing experience at an international accounting firm. The U.S. GAAP team, which is staffed with two persons, was responsible for compiling the financial statements as of and for the year ended December 31, 2006. We also entered into a training service agreement with an international accounting firm to offer external and internal U.S. GAAP training sessions to employees involved in our financial close and reporting process. We are also encouraging relevant employees to take the U.S. uniform CPA examination and are providing incentives for those who pass the examination.

During 2006, the Internal Control Financial Report Team (“ICFR team”), which was set up in late 2005, implemented a comprehensive monitoring program for internal control over financial reporting and made recommendations to the management for the financial close and reporting process. The ICFR team established internal control guidelines for accounting procedures where deficiencies were discovered during the monitoring program. For example, the ICFR team made guidelines regarding control of closing, consolidating financial statements and control for conversion of GAAP to ensure the completeness and accuracy of the notes to the financial statements. The U.S. GAAP team was actively involved in establishing these procedures. Additionally we implemented controls for spreadsheets used in financial statements closing process. These controls involved restrictions to the access to and revisions of the spreadsheets. Under the new procedure, each process is monitored by the internal audit division, newly established in 2006, and any abnormalities are immediately reported to the audit committee.

In February 2006, we also adopted SAP enterprise software application and database as the financial system of record. We introduced a new database security management guideline and limited the persons who can access, amend and delete the records in the financial system to only those authorized by the Chief Technology Officer. We have also installed a system to log, record and monitor the changes in the financial system. A new server operation and management guideline was set up to separate the team that develops the accounting software and the one that operates and manages the system. A quality assessment testing checklist was made to test the new accounting programs before they were actually integrated to the financial system.

As of December 31, 2006, our management determined that the remediation measures undertaken to improve our internal control over financial reporting have enabled it to conclude that the material weaknesses identified in 2005 have been rectified. However, we believe that certain deficiencies still remain in our internal control over financial reporting and we intend to further improve our control over financial reporting and have our independent auditors review our internal control procedures during 2007 in order to test their effectiveness under the SOX 404 standard.

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

	For the year ended December 31,
	2005	2006
	Won	Won	US$
	(in thousands)
Audit fees(2)	536,035	504,300	542	(1)
Audit-related fees(3)	150,000	-	-
Tax fees	5,566	10,073	11
All other fees	-	-	-

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~930.0 to US$1.00, the noon buying rate in effect on December 31, 2006 as announced by the Federal Reserve Bank of New York.

(2)
Audit fees in the table above are the aggregate fees in connection with the audits of our annual financial statements, the review of our interim financial statements, assistance with and review of registration statements and periodic SEC filings and issuance of comfort and consent letters.

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

Not applicable.

Item 16E.   Purchase of Equity Securities by the Issuer and Affiliated Purchasers

During the period from April 7, 2004 to June 2, 2004, we repurchased 70,000 shares of our common shares on KOSDAQ. On March 18, 2005, our board of directors passed a resolution to directly repurchase 200,000 common shares and indirectly repurchase ~~W~~9 billion worth of common stock through trust accounts during the period from April 18, 2005 to July 17, 2005, in order to stabilize the stock price and to accumulate treasury stock for future stock option grants. Through June 7, 2006, we have repurchased 200,000 common shares directly on KOSDAQ and ~~W~~8.9 billion worth of common shares through trust accounts. On April 12, 2006, we extended our trust contract for the existing ~~W~~9 billion account to October 12, 2006.  On October 12, 2006, we extended our trust account for the existing ~~W~~9 billion account to April 12, 2007. On April 12, 2007, we extended our trust account for the existing ~~W~~9 billion account to October 12, 2007. As of May 31, 2007, the remaining balance that may be used for the repurchase program was approximately ~~W~~21 million.

Period	Total number of common shares purchased	Average price paid per share		Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate Korean Won value) of shares that may yet be purchased under the plans or programs
April 7-30, 2004	18,267	~~W~~103,876		18,267		51,733	(1)
May 1-31, 2004	47,760	80,892		47,760		3,973	(1)
J June 1-2, 2004	3,973	89,812		3,793		—
April 18-30, 2005(2)	66,859	17,361	(3)	66,859		133,141	(4)
May 1-31, 2005(2)	133,141	16,559		133,141		—
May 18-August 11, 2005(5)	410,698	17,612		410,698	~~W~~	7,327,811,810	(6)
FFebruary 17, 2006 - June 7, 2006(5)	86,951	18,951		86,951	~~W~~	21,649,005	(6)

(1)	Number of common shares that may yet be purchased under the plan to repurchase 70,000 common shares.

(2)	Purchased directly in the market.

(3)	Price decreased significantly partly due to the 3-to-1 stock split that took place in June 2004.

(4)	Number of common shares that may yet be purchased under the plan to repurchase 200,000 common shares.

(5)	Purchased through trust account.

(6)	Remaining balance in Korean Won value in the ~~W~~9 billion trust account.

PART III

Item 17.  Financial Statements

Webzen has elected to provide financial statements and related information pursuant to Item 18.

Item 18.  Financial Statements

The consolidated financial statements of Webzen and the report thereon by its independent auditor listed below are attached hereto as follows:

(a)  Consolidated Balance Sheets as of December 31, 2005 and 2006 (page F-3)

(b)  Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 (page F-4)

(c)  Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2004, 2005 and 2006 (page F-5)

(d)  Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 (page F-6)

(e)  Notes to Consolidated Financial Statements (page F-7 to F-23)

Item 19.  Exhibits

1.1*	Articles of Incorporation Amended on March 28, 2006 (English translation)

2.1**	Form of Common Share Certificate (English translation)

2.2***	Form of ADR

2.3**	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4****	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated February 3, 2004

2.5†	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts

4.1**	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Ltd.

4.2**	License Agreement, dated September 10, 2002, between the registrant and 9Webzen, Ltd.

4.3**	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)

4.4**	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.

4.5††	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

6.1	Calculation of Basic and Diluted Earnings Per Common Share and ADS (see “Note 14 to the Consolidated Financial Statements” of this Form 20-F)

8.1	List of Subsidiaries (See “Item 4. Information on the Company  4.C. Organizational Structure” of this Form 20-F)

11.1††	Code of Ethics (English Translation)

12.1	Certifications of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certifications of Chief Financial Officer required by Rule 13a-14(a)

13.1	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b)

*	Incorporated by reference to the exhibits to the annual report on Form 20-F filed on June 30, 2006

**	Incorporated by reference to the exhibits to the registration statement on Form F-1 (File No. 333-110321).

***	Incorporated by reference to the exhibits to Form F-6 filed on June 20, 2005.

****	Incorporated by reference to the exhibits to Form F-6 filed on February 3, 2004.

†	Incorporated by reference to the exhibits to Form F-6 filed on July 16, 2004.

††	Incorporated by reference to the exhibits to the annual report on Form 20-F filed on June 25, 2004.

Webzen Inc. and subsidiaries
Index
December 31, 2005 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	F - 1
Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2005 and 2006	F - 2
Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006	F - 3
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2004, 2005 and 2006	F - 4 - F - 5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006	F - 6
Notes to Consolidated Financial Statements	F - 7 - F - 26

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Webzen Inc. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Webzen Inc. and its subsidiaries (the "Company") as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
June 22, 2007

Webzen Inc. and subsidiaries
Consolidated Balance Sheets
December 31, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars, except per share data)

					(Note 3)
	2005		2006		2006
					(unaudited)
Assets
Current assets:
Cash and cash equivalents	~~W~~	121,739	~~W~~	78,138	$84,019
Short-term financial instruments		2,935		5,211	5,604
Available-for-sale securities		4,813		11,748	12,632
Other current assets		9,051		7,111	7,646
Total current assets		138,538		102,208	109,901

Property and equipment, net		20,607		17,772	19,110
Leasehold and other deposits		17,516		18,803	20,218
Other non-current assets		9,024		3,602	3,873
Total assets	~~W~~	185,685	~~W~~	142,385	$153,102

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	~~W~~	4,681	~~W~~	2,996	$3,222
Deferred income		6,865		4,971	5,345
Other current liabilities		378		680	731
Total current liabilities		11,924		8,647	9,298

Long-term deferred income		275		1,388	1,492
Accrued severance benefits		4,325		5,774	6,209
Guarantee deposits		872		872	938
Other non-current liabilities		10		10	10
Total liabilities		17,406		16,691	17,947

Minority interest		867		298	320
Commitments and contingencies

Stockholders’ equity
Preferred stock, ~~W~~500 par value,
6,485,000 shares authorized at
December 31, 2005 and 2006, no shares issued
and outstanding at December 31, 2005 and 2006		-		-	-
Convertible stock, ~~W~~500 par value, 6,485,000 shares
authorized at December 31, 2005 and 2006,
no shares issued and outstanding
at December 31, 2005 and 2006		-		-	-
Common stock, ~~W~~500 par value 27,030,000 shares
authorized at December 31, 2005 and 2006,
12,970,000 shares issued and 12,289,302 shares
outstanding at December 31, 2005 and
12,972,000 shares issued and 12,212,651 shares
outstanding at December 31, 2006		6,485		6,486	6,974
Additional paid-in capital		135,891		136,207	146,460
Retained earnings (accumulated deficit)		38,706		(8,359)	(8,988)
Loans to employees related to employee stock purchase plan		(337)		(58)	(62)
Treasury stock, 680,698 shares and 759,349 shares
at December 31, 2005 and 2006, respectively		(12,745)		(14,237)	(15,309)
Accumulated other comprehensive income (loss)		(588)		5,357	5,760
Total stockholders’ equity		167,412		125,396	134,835
Total liabilities and stockholders’ equity	~~W~~	185,685	~~W~~	142,385	$153,102

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share data)

							(Note 3)
	2004		2005		2006		2006
							(unaudited)
Net revenue
Online game subscriptions	~~W~~	46,041	~~W~~	26,830	~~W~~	21,247	$22,846
Royalties and license fees		8,204		4,816		2,811	3,022
Total net revenues		54,245		31,646		24,058	25,868
Cost of revenues		10,723		12,815		15,722	16,905
Gross profit		43,522		18,831		8,336	8,963

Operating expenses
Selling, general and administrative expenses		21,699		26,763		32,699	35,161
Research and development expenses		10,262		20,282		24,062	25,873
Operating income (loss)		11,561		(28,214)		(48,425)	(52,071)

Other income (expense)
Interest income		3,849		4,747		3,991	4,292
Foreign currency gains		3,987		59		29	31
Foreign currency losses		(17,267)		(436)		(530)	(569)
Currency forward transaction gains		12,357		-		-	-
Currency forward transaction losses		(153)		-		-	-
Gain on disposal of available-for-sale securities		(4)		173		2,535	2,726
Others, net		(42)		(9)		(88)	(95)
Income (loss) before income tax
expenses, equity in earnings (losses) of
related equity investment and minority
interest		14,288		(23,680)		(42,488)	(45,686)
Income tax expenses (benefits)		1,846		(5,507)		5,102	5,486
Income (loss) before equity in earnings
(losses) of related equity investment
and minority interest		12,442		(18,173)		(47,590)	(51,172)
Equity in earnings (losses) of related
equity investment, net of taxes		2,461		(664)		-	-
Income (loss) before minority interest		14,903		(18,837)		(47,590)	(51,172)
Minority interest		206		33		525	565
Net income (loss)	~~W~~	15,109	~~W~~	(18,804)	~~W~~	(47,065)	$(50,607)
Earnings (loss) per share
Basic	~~W~~	1,169	~~W~~	(1,497)	~~W~~	(3,847)	$(4.14)
Diluted	~~W~~	1,169	~~W~~	(1,497)	~~W~~	(3,847)	$(4.14)
Weighted average number of shares outstanding
Basic		12,924,119		12,563,892		12,233,204	12,233,204
Diluted		12,927,206		12,563,892		12,233,204	12,233,204

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars, except number of shares)

								Loans to
								Employees
								Related to
						Retained		Employee				Accumulated
				Additional		Earnings		Stock				Other
	Common	Common		Paid-in		(accumulated		Purchase		Treasury		Comprehensive
	Shares	Stock		Capital		deficit)		Plan		Stock		Income (loss)		Total

Balance at January 1, 2004	13,110,000	~~W~~	2,185	~~W~~	39,871	~~W~~	49,747	~~W~~	(2,972)	~~W~~	-	~~W~~	-	~~W~~	188,831
Treasury stock purchase	(70,000)		-		-		-		-		(6,182)		-		(6,182)
Stock-split not applied
to treasury stock	(140,000)		-		-		(4,121)		-		4,121		-		-
Stock-split	-		4,300		(4,322)		-		-		-		-		(22)
Loans to employees related to
employee stock purchase plan	-		-		-		-		2,064		-		-		2,064
Amortization of deferred
stock compensation	-		-		(36)		-		-		-		-		(36)
Comprehensive income:
Net income	-		-		-		15,109		-		-		-		15,109
Foreign currency translation
adjustments	-		-		-		-		-		-		(788)		(788)
Total comprehensive income															14,321

Balance at December 31, 2004	12,900,000		6,485		135,513		60,735		(908)		(2,061)		(788)		198,976
Treasury stock purchase	(610,698)		-		-		-		-		(10,684)		-		(10,684)
Loans to employees related to
employee stock purchase plan	-		-		-		-		571		-		-		571
Amortization of deferred
stock compensation	-		-		378		-		-		-		-		378
Dividends	-		-		-		(3,225)		-		-		-		(3,225)
Comprehensive loss:
Net loss	-		-		-		(18,804)		-		-		-		(18,804)
Unrealized gain on
available-for-sale securities, net of tax	-		-		-		-		-		-		287		287
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(87)		(87)
Total comprehensive loss															(18,604)

Balance at December 31, 2005	12,289,302		6,485		135,891		38,706		(337)		(12,745)		(588)		167,412
Issuance of common stock	2,000		1		2		-		-		-		-		3
Treasury stock purchase	(86,951)		-		-		-		-		(1,648)		-		(1,648)
Share-based compensation to employees	8,300		-		37		-		-		156		-		193
Loans to employees related to
employees stock purchase plan	-		-		-		-		279		-		-		279
Stock-based compensation
expense	-		-		277		-		-		-		-		277
Comprehensive loss:
Net loss	-		-		-		(47,065)		-		-		-		(47,065)
Unrealized gain on
available-for-sale securities, net of tax	-		-		-		-		-		-		6,484		6,484
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(539)		(539)
Total comprehensive loss															(41,120)
Balance at December 31, 2006	12,212,651	~~W~~	6,486	~~W~~	136,207	~~W~~	(8,359)	~~W~~	(58)	~~W~~	(14,237)	~~W~~	5,357	~~W~~	25,396

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2004, 2005 and 2006

(In thousands of U.S. dollars, except number of shares)

					Loans to
					Employees
					Related to
				Retained	Employee		Accumulated
			Additional	Earnings	Stock		Other
	Common	Common	Paid-in	(accumulated	Purchase	Treasury	Comprehensive
	Shares	Stock	Capital	deficit)	Plan	Stock	Income (loss)	Total
(Note 3) (unaudited)
Balance at December 31, 2005	12,289,302	$6,973	$146,120	$41,619	$(362)	$(13,704)	$(634)	$180,012
Issuance of common stock	2,000	1	2	-	-	-	-	3
Treasury stock purchase	(86,951)	-	-	-	-	(1,772)	-	(1,772)
Share-based compensation to employees	8,300	-	40	-	-	167	-	207
Loans to employees related to
employees stock purchase plan	-	-	-	-	300	-	-	300
Stock-based compensation
expense	-	-	298	-	-	-	-	298
Comprehensive loss:
Net loss	-	-	-	(50,607)	-	-	-	(50,607)
Unrealized gain on
available-for-sale securities, net of tax	-	-	-	-	-	-	6,973	6,973
Foreign currency translation
adjustments, net of tax	-	-	-	-	-	-	(579)	(579)
Total comprehensive loss								(44,213)
Balance at December 31, 2006	12,212,651	$6,974	$146,460	$(8,988)	$(62)	$(15,309)	$5,760	$134,835

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars)

							(Note 3)
	2004		2005		2006		2006
							(unaudited)
Cash flows from operating activities
Net income (loss)	~~W~~	15,109	~~W~~	(18,804)	~~W~~	(47,065)	$(50,607)
Adjustments to reconcile net income (loss)
to net cash provided by (used in)
operating activities
Depreciation and amortization		4,295		4,126		5,871	6,313
Provision for accrued severance benefits		1,347		2,092		2,483	2,670
Equity in losses (earnings) of related equity
investment		(3,217)		862		-	-
Deferred income taxes		(2,117)		(6,132)		4,777	5,136
Gain on disposal of available-for-sale securities		4		(173)		(2,535)	(2,726)
Other		(81)		372		210	226
Changes in operating assets and liabilities
Accounts receivable		291		2,353		8	9
Dividends from related equity investment		1,148		1,482		-	-
Accounts payable and accrued expenses		308		1,119		(1,572)	(1,690)
Deferred income		662		(110)		(797)	(857)
Income taxes payable		(2,855)		(1,363)		-	-
Other current liabilities		292		163		85	91
Payment of severance benefits		(134)		(233)		(988)	(1,062)
Others		(1,398)		239		863	928
Net cash provided by (used in)
operating activities		13,654		(14,007)		(38,660)	(41,569)

Cash flows from investing activities
Decrease (increase) in short-term financial
instruments		(2,775)		2,617		(2,155)	(2,318)
Acquisition of available-for-sale securities		-		(36,239)		(16,280)	(17,505)
Proceeds from sale of available-for-sale securities		-		31,995		21,360	22,967
Increase in loans to employees		(638)		(1,588)		(1,405)	(1,511)
Decrease in loans to employees		256		190		1,288	1,385
Purchase of property, equipment and intangible
assets		(7,821)		(5,503)		(3,365)	(3,618)
Cash paid for acquisition, net of cash acquired		-		5,438		-	-
Increase in leasehold and other deposits		(9,258)		(7,409)		(1,287)	(1,384)
Increase in capitalized software development cost		-		-		(1,851)	(1,990)
Others, net		188		(214)		121	130

Net cash used in investing activities		(20,048)		(10,713)		(3,574)	(3,844)

Cash flows from financing activities
Issuance of common stock, net		-		-		2	2
Increase in short-term borrowings, net		30		-		-	-
Acquisition of treasury stock		(6,182)		(10,684)		(1,648)	(1,772)
Repayment of leasehold deposits received		(812)		(253)		-	-
Loan to employees related to employee stock		2,064		572		279	300
purchase plan
Dividends		-		(5,058)		-	-
Others, net		(22)		-		-	-

Net cash used in financing activities		(4,922)		(15,423)		(1,367)	(1,470)
Net decrease in cash and cash equivalents		(11,316)		(40,143)		(43,601)	(46,883)

Cash and cash equivalents
Beginning of year		173,198		161,882		121,739	130,902
End of year	~~W~~	161,882	~~W~~	21,739	~~W~~	78,138	$84,019

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

1.	Description of business

Webzen Inc. is engaged in developing and distributing online games principally in the Republic of Korea and in other countries within Asia. Webzen was incorporated on April 28, 2000. Webzen' s principal game product "MU" is a three-dimensional massively multi-player online role playing game (“MMORPG”) first introduced in May 2001. On November 14, 2006, Webzen released a three-dimensional MMORPG game “SUN” in Korea.

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

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Webzen and its subsidiaries (the "Company"). The equity method of accounting is used for unconsolidated investments in which the Company exercises significant influence. All other investments are accounted for using the cost method. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

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

Revenue recognition

Revenue recognition for games subscriptions

For the online role playing game “MU”, online subscriptions typically involve prepaid fees, which are deferred and recognized based upon their actual usage. These subscriptions are typically short-term in nature, require no additional upgrades and minor customer support.

For the online role playing game “SUN” which was commercialized on November 14, 2006, the Company started to apply a free-to-pay model. Under this model, players can access the games free of charges but may purchase points for in-game premium features. The distribution of points to the end users typically is paid by cell phone or credit card. These payments are deferred when received and revenue is recognized over the life of the premium features or as the premium features is consumed.

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

For the year ended December 31, 2006, 86%, 8% and 6% of total revenues are from Korea, Taiwan and China, respectively.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Restricted cash

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

As of December 31, 2005 and 2006, time deposits amounting to ~~W~~580 million and ~~W~~414 million have been pledged to guarantee loans made to certain employees in connection with the stock ownership plan, respectively. As of December 31, 2005 and 2006, in connection with development of game, the usage of current deposits amounting to ~~W~~50 million and ~~W~~30 million is restricted only for the development of “Huxley”, respectively. Those amounts are included within other current assets in the accompanying consolidated balance sheets.

Investments

All of the Company's investments in debt securities and equity securities are classified as available-for-sale. Available-for-sale securities with maturities greater than twelve months are classified as short term when they are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized gains, net of tax, as a component of accumulated other comprehensive income. In 2005, the Company also had other equity investments in privately-held companies. These investments were included in "Other non-current assets" in the consolidated balance sheets and were generally carried at cost. The Company monitored its investments for impairment periodically and recorded appropriate reductions in carrying values when the declines were determined to be other-than-temporary.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation for building, equipment, furniture and fixtures, vehicles and purchased software is computed using the straight-line method over the following estimated useful lives.

Building	40 years
Computer and equipment	3~5 years
Furniture and fixtures	3~10 years
Vehicles	5 years
Software-externally purchased	3~5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the assets, or the remaining lease term.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

As of December 31, 2006, 86%, 6%, 5% and 3% of the Company's property and equipment are located in Korea, China, Taiwan and United States of America, respectively.

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

Investment in related equity investment

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

The Company acquired a 49% interest in 9Webzen Limited Hong Kong ("9Webzen") in 2002. The business markets and distributes the Company’s online game in China. On December 14, 2005, the Company acquired additional 21% interest in 9Webzen from Gamenow.net (Hong Kong) Limited ("Gamenow"). Prior to the additional acquisition, the investment was accounted for using the equity method. Subsequent to the additional acquisition, the accounts of the investment are included in the accompanying consolidated financial statements.

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

For the year ended December 31, 2006, SUN online game development cost amounting to ~~W~~2,098 million which was incurred during open beta test period was capitalized. SUN online game was released on November 14, 2006 and, thereafter, amortized to expense using the straight-line method over the estimated economic life of the game.

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

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

In February 2005, the Company entered into a worldwide publishing rights contract for the online PC game APB with RTW, a company based in Scotland. In June 2005, the Company entered into a worldwide publishing rights contract for the console version (XBox 360) of the online game APB. In addition, in January 2006, the Company entered into a worldwide publishing rights contract for the online PC game T-project with Red5 Studios, Inc., a company based in United States of America. These contracts are for five years after the games are commercialized, and the Company has agreed to pay royalties for the exclusive world-wide distribution rights to the games. According to the contracts, RTW and Red5 Studios, Inc. are to develop the game and transfer the worldwide publishing rights to the Company in exchange for advance cash payments to be made in quarterly installments and future royalty payments. If a marketable game is developed, the Company will pay RTW and Red5 Studios, Inc. royalties based on certain percentage of revenues generated from the game. The advance payments made by the Company will be used to offset against the future royalty payments. For the years ended December 31, 2005 and 2006, the Company paid~~W~~7,205 million and ~~W~~11,156 million, respectively, in accordance with the terms of the contract. This payment was expensed and recorded as a research and development expense in the consolidated statements of operations for the years ended December 31, 2005 and 2006.

Research and development costs included in the cost of revenues for the years ended December 31, 2004, 2005 and 2006 amounted to~~W~~1,922 million, ~~W~~2,149 million and ~~W~~4,147 million, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~5,647 million, ~~W~~8,176 million and ~~W~~8,898 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company enters into marketing arrangements with independent distribution agents to distribute its MU and SUN online game product to internet cafes in Korea. Under the terms of these agreements, the Company remits monthly cash payments to the agents based upon cash collections for the previous month. These agreements are typically 12 months in duration. The Company accounts for the revenue from sales through its distribution agents at the gross sales price and records a marketing expense, or sales commission, representing 23% for 2004, 2005 and 2006 of the gross selling price in accordance with the terms of the distribution agreement.

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

Accrued severance benefits

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

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

Stock-based compensation

The Company adopted SFAS No. 123(R), Share-Based Payment using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting SFAS No. 123(R). Under the modified prospective method, compensation expense recognized includes the estimated expense for stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R), and the estimated expense for the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred under SFAS No. 123.

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

Reclassifications

Certain amounts in the 2004 and 2005 consolidated financial statements have been reclassified to conform to 2006 presentation.

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

Recent accounting pronouncements

In June 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 is applicable to all income tax positions accounted for under FAS 109. FIN 48 addresses the determination of whether tax

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

benefits (whether permanent or temporary) claimed or expected to be claimed on a tax return should be recorded in the financial statements. It provides a two-step structured approach to accounting for uncertainty in income taxes that provides specific guidance on recognition, measurement, and other aspects of reporting and disclosing uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will assess tax positions taken in the consolidated financial statements and evaluate annually for realizability on a more likely than not basis. The Company is currently evaluating the impact of FIN 48 but do not expect the adoption to have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 does not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact that the adoption may have on our consolidated financial statements.

3.	Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar ("US dollar") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 930.0 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2006. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

4.	Property and equipment, net

Property and equipment as of December 31, 2005 and 2006 are as follows:

(in millions of Korean Won)	2005		2006

Land	~~W~~	2,612	~~W~~	2,612
Building		6,144		6,144
Computer and equipment		19,693		20,081
Furniture and fixtures		3,070		3,306
Vehicles		47		45
Software-externally purchased		5,446		5,710
		37,012		37,898
Less: accumulated depreciation and amortization		(16,405)		(20,126)
	~~W~~	20,607	~~W~~	17,772

Depreciation expense for the years ended December 31, 2004, 2005 and 2006, were ~~W~~2,823 million, ~~W~~4,125 million and ~~W~~5,687 million respectively. The amortization expense of externally purchased software for 2007, 2008, 2009, 2010 and 2011 is ~~W~~996 million, ~~W~~920 million, ~~W~~528 million, ~~W~~173 million and ~~W~~21 million, respectively.

5.	Acquisition

On December 14, 2005, the Company acquired 21% of the common stock of 9Webzen from Gamenow for $2,750,000 (~~W~~2,831 million) in cash.

At the date of the acquisition, the Company obtained an independent valuation of the assets acquired and liabilities assumed, resulting in goodwill amounted to ~~W~~388 million.

Goodwill was reviewed for impairment in accordance with SFAS No. 142 Goodwill and other Intangible Assets on each balance sheet date. As of December 31, 2006, a goodwill impairment loss of ~~W~~388 million was recognized in the reporting unit since the carrying amount of the reporting unit goodwill exceeded the implied fair value of that goodwill. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

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

The Company’s management has estimated the fair value of the assets acquired and liabilities assumed on the date of acquisition, as follows:

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

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

6.	Investments

Investments in related equity investment

The Company acquired additional 21% of the common stock of 9Webzen on December 14, 2005 and there is no equity method investee as of December 31, 2005 and 2006. Summarized financial information of the Company’s equity method investee, which is 9Webzen Ltd., for 2004 and 2005 are as follows :

(in millions of Korean Won)				As of December 31,
				2005 and for the
				period from
	As of and for the			January 1, 2005
	year ended			through
	December 31, 2004			December 14, 2005

Financial position information of the equity investment
Current assets	~~W~~	17,185	~~W~~	10,021
Non-current assets		5,989		1,632
Current liabilities		9,251		2,353
Retained earnings		12,147		7,458
Total equity		13,923		9,300

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

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

Available-for-sale securities

The cost, gross unrealized gains and fair value of available-for-sale securities as of December 31, 2005 and 2006 are as follows:

(in millions of Korean Won)			Gross unrealized		Fair
	Cost		gains		value
As of December 31, 2005
Available-for-sale:
Beneficiary certificates	~~W~~	4,416	~~W~~	397	~~W~~	4,813

As of December 31, 2006
Available-for-sale:
Beneficiary certificates	~~W~~	1,978	~~W~~	363	~~W~~	2,341
Equity securities		429		8,978		9,407

	~~W~~	2,407	~~W~~	9,341	~~W~~	11,748

The investment in equity securities are comprised of 2,560 shares of GameOn Co., Ltd. and the Company owns 3.36% of shares of GameOn Co., Ltd.

As GameOn Co., Ltd. listed its common shares on the Tokyo Stock Exchange in 2006, the Company reclassified those securities to available-for-sale securities from other non current assets.

Unrealized gains on available-for-sale securities, net of tax, included in accumulated other comprehensive income are ~~W~~287 million and ~~W~~6,771 million as of December 31, 2005 and 2006, respectively.

Proceeds from the sales of available-for-sale securities were ~~W~~31,995 million and ~~W~~21,360 million in 2005 and 2006, respectively. Gain on disposal of available-for-sale securities included in other income in 2005 and 2006 were ~~W~~173 million and ~~W~~2,535 million, respectively, on the basis of average cost method.

7.	Accrued severance benefits

Accrued severance benefits as of December 31, 2005 and 2006 are as follows:

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

(in millions of Korean Won)	2005		2006

Balance at beginning of year	~~W~~	2,466	~~W~~	4,325
Provisions for severance benefits		2,092		2,437
Severance payments		(233)		(988)
Balance at end of year	~~W~~	4,325	~~W~~	5,774

It is estimated that no benefits will be paid over the next ten years.

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

On May 5, 2005, the Company extended the lease contract until 2007. In the Korean real estate market, guarantee deposits are often received in lieu of rental payments and are free of interest, typically utilized by the landlord for the duration of the lease, and returned to the tenant upon the termination of the lease.

9.	Commitments and contingencies

The Company rents vehicles, housing and offices under operating leases, which expire at various times through 2012.

Future minimum lease payments for all operating leases at December 31, 2006, are as follows:

(in millions of Korean Won)

2007	~~W~~ 970
2008	810
2009	437
2010	436
2011 and thereafter	765
~~W~~ 3,418

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

Rent expense incurred was approximately ~~W~~89 million, ~~W~~1,153 million and ~~W~~1,527 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company opened a Stand-by Letter of Credit account at Hana Bank until December 20, 2007 for its business in Taiwan. Hana Bank provided a guarantee of amounts up to $620,000 for Webzen Taiwan for its borrowings from a bank in Taiwan.

10.	Stockholders’ equity

As of December 31, 2006, the Company is authorized to issue 40,000,000 shares, par value ~~W~~500 per share, in registered form, which consists of common shares, non-voting preferred shares and common shares convertible into non-voting preferred shares. The Common shares are convertible at a rate of common share for preferred share. Under the articles of incorporation, holders of non- voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company's board of directors at the time of issuance. In addition, the Company is authorized to issue the non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

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

On February 2, 2006 and September 4, 2006, the Company issued 1,000 common shares each at ~~W~~1,394 per share to the Company’s employee who exercised stock options which were granted on July 10, 2002.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

As of December 31, 2006, the Company provided ~~W~~414 million of its short-term financial instruments to banks as collateral for the employees' borrowings. The guarantees were given pursuant to the Company's employee stock purchase plan. As of December 31, 2006, the Company also provided interest-free loans to these employees worth ~~W~~58 million, which was deducted from equity. The Company cannot withdraw the collateralized financial instruments until the employees' make full payment of their loans.

Dividends

Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. During 2005, the Company declared and paid a dividend of 21.3% of net income totaling ~~W~~3,225 million for the year 2004. In 2006, the Company did not declared dividends.

Retained earnings

Retained earnings consist of the following as of December 31, 2005 and 2006:

(in millions of Korean Won)	2005		2006
Appropriated retained earnings
Legal reserve	~~W~~	322	~~W~~	322
Reserve for business rationalization		118		118
Reserve for small and medium size enterprise investment		443		443
Unappropriated retained earnings		37,823		(9,242)
	~~W~~	38,706	~~W~~	(8,359)

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
December 31, 2005 and 2006

11.	Treasury stock

During 2004, the Company acquired shares of its common stock in connection with a stock repurchase program announced on March 29, 2004. That program authorizes the Company to purchase up to 70,000 shares of common stock from April 2, 2004 to July 1, 2004 on the open market. The Company purchased 70,000 shares of common stock in 2004 at an aggregate cost of ~~W~~6,182 million. In addition, during 2005, the Company established a treasury stock fund of ~~W~~9,000 million according to the resolution of its board of directors on April 14, 2005. The Company acquired 610,698 shares at an aggregate cost of ~~W~~10,684 million and 86,951 shares at an aggregate cost of ~~W~~1,648 million during 2005 and 2006, respectively on the open market or through the trust funds. The purpose of the stock repurchase program is to help stabilize the price of the Company’s common stock in its markets.

12.	Stock purchase option plan

On July 10, 2002, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. Additionally, the total number of options may not exceed 15% of the total number of the Company's issued shares. On July 10, 2002, January 20, 2005, April 14, 2005 and April 12, 2006, the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of ~~W~~1,394 per share, 118,800 shares at an exercise price of ~~W~~24,100, 24,500 shares at an exercise price of ~~W~~24,100 and 41,000 shares at an exercise price of ~~W~~24,100, respectively. During 2005 and 2006, options were granted with exercise prices of not less than the fair market value of the common shares on the grant date.

5,000 stock options to one employee, 19,800 stock options to six employees and 38,200 stock options to thirteen employees were forfeited when they left the Company in 2004, 2005 and 2006, respectively.

2,000 stock options which was granted on July 10, 2002 were exercised at an exercise price of ~~W~~1,394 per share during 2006.

The fair value of the options at the date of the grant is estimated using the Black-Sholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years (two years for options granted in 2006) of continued employment. Upon vesting, options are exercisable between three to six years (two to four years for options granted in 2006) from the grant date.

The following table summarizes the stock options activity under the Plan:

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

Weighted
	Weighted	Average
Weighted-Average	Average	Fair Value of
Number of	Exercise Price	Shares
Stock Options	Per Share	Granted
(in Korean Won, except number of stock options data)
Stock options outstanding as of December 31, 2003	9,000	~~W~~	1,394	~~W~~	27,682
Options granted	-		-		-
Options exercised	-		-		-
Options canceled/forfeited	(5,000)		1,394		27,682
Stock options outstanding as of December 31, 2004	4,000		1,394		27,682
Options granted	143,300		24,100		9,609
Options exercised	-		-		-
Options canceled/forfeited	(19,800)		24,100		10,218
Stock options outstanding as of December 31, 2005	127,500		23,388		10,081
Options granted	41,000		24,100		9,594
Options exercised	(2,000)		1,394		27,682
Options canceled/forfeited	(38,200)		24,100		9,220
Stock options outstanding as of December 31, 2006	128,300	~~W~~	23,746	~~W~~	9,907

As of December 31, 2006, the weighted-average remaining contractual life of outstanding options was 2.60 years.

The entire award vests at the end of three years (two years for options granted in 2006) from the grant date. The exercise periods of each stock option are as follows:

Grant date : July 10, 2002	Exercisable percentage

From July 10, 2005 to July 9, 2006	25%
From July 10, 2006 to July 9, 2007	25%
From July 10, 2007 to July 9, 2008	50%
100%

Grant date : January 20, 2005	Exercisable percentage

From January 20, 2008 to January 19, 2009	50%
From January 20, 2009 to January 19, 2010	50%
100%

Grant date : April 14, 2005	Exercisable percentage

From April 14, 2008 to April 13, 2009	50%
From April 14, 2009 to April 13, 2010	50%
100%
Grant date : April 12, 2006	Exercisable percentage

From April 12, 2008 to April 11, 2009	50%
From April 12, 2009 to April 11, 2010	50%
100%

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

Of the options granted on April 14, 2005, 7,500 options are fully exercisable from April 14, 2008 to April 13, 2009.

The total compensation expenses relating to the remaining stock options of ~~W~~1,158 million, are recognized over the remaining vesting period on a straight line basis. For the years ended December 31, 2004, 2005 and 2006, the Company recognized a compensation benefit of~~W~~37 million, a compensation expense of ~~W~~378 million and a compensation expense of ~~W~~277 million, respectively, for the shares granted. There was no exercisable options at December 31, 2006.

The fair value for each option was estimated at the grant date, using a Black-Scholes option pricing model, with the following assumptions:

		2004		2005		2006

Expected dividend yield		-%		-%		-%
Risk-free interest rate		-%		3.74%		4.85%
Expected volatility		-%		55.56%		55.56%
Expected life (in years from vesting)		-years		3.47 years		2.5 years
Expected forfeitures		-%		-%		41%
Fair value of stock	~~W~~	-	~~W~~	22,870	~~W~~	24,700

13.	Income taxes

Income tax expense consists of the following:

(in millions of Korean Won)	2004		2005		2006
Current
Domestic	~~W~~	3,990	~~W~~	-	~~W~~	-
Foreign		384		427		325
		4,374		427		325
Deferred
Domestic		(2,528)		(5,934)		4,777
Foreign		-		-		-
		(2,528)		(5,934)		4,777
Total income tax expenses (benefits)	~~W~~	1,846	~~W~~	(5,507)	~~W~~	5,102

The above table does not include income tax charges to Webzen Inc. of ~~W~~756 million and income tax benefits of ~~W~~198 million on its equity method investments for the year ended December 31, 2004 and for the period from January 1, 2005 through December 14, 2005, respectively, as these amounts are presented net of tax in the accompanying consolidated statements of operations.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2005 and 2006 are as follows:

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

(in millions of Korean Won)	2005		2006
Current deferred income tax assets (liabilities)
Provision for allowance	~~W~~	1,049	~~W~~	795
Deferred income		33		94
Available-for-sale securities		(109)		(2,569)
Tax loss carryforward		-		2,479
Other		85		(113)
Total gross current deferred income tax assets		1,058		686
Less valuation allowance		-		(686)
Net current deferred income tax assets	~~W~~	1,058	~~W~~	-
Non-current deferred income tax assets (liabilities)
Deferred income	~~W~~	23	~~W~~	95
Investment gain or loss on subsidiaries		(156)		-
Provisions for severance benefits		758		972
Depreciation and amortization		(99)		(156)
Translation adjustments		285		-
Research and development costs		4,511		7,415
Reserve for small and medium size enterprise investments		(35)		-
Tax loss carryforward		2,611		8,706
Other		187		451
Total gross non-current deferred income tax assets		8,085		17,483
Less valuation allowance		(1,621)		(17,483)
Net non-current deferred income tax assets	~~W~~	6,464	~~W~~	-

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

As of December 31, 2005, the Company had recognized a valuation allowance of ~~W~~1,621 million for the deferred tax assets relating to its subsidiaries as the Company determined that it would not be able to realize these assets based on its subsidiaries’ historical and projected net and taxable income. As of December 31, 2006, the Company recognized full valuation allowances for the net deferred tax assets as the management determined that it would not be able to realize these assets based on Webzen and its subsidiaries’ historical and projected net and taxable income.

As of December 31, 2006, Webzen and its subsidiaries had available net operating loss carryforwards of ~~W~~40,556 million to offset future taxable income which expire in varying amounts from 2010 to 2011, except ~~W~~4,024 million from subsidiary in the United States which expire in from 2025 to 2026.

The tax effects of temporary differences which are directly related to shareholders' equity amounted to ~~W~~176 million and ~~W~~2,569 million as of December 31, 2005 and 2006, respectively.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2004. The statutory income tax rate was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

A reconciliation of income tax expenses (benefits) at the Korean statutory income tax rate to actual income tax expenses (benefits) are as follows:

(in millions of Korean Won)	2004		2005		2006

Taxes at Korean statutory tax rate	~~W~~	4,244	~~W~~	(6,512)	~~W~~	(11,684)
Income tax exemption		(2,122)		(331)		-
Nondeductible items		16		180		(361)
Change in statutory tax rate		(872)		-		-
Change in valuation allowances		475		892		16,548
Foreign tax credit		-		306		361
Others		105		(42)		238
Total income tax expenses (benefits)	~~W~~	1,846	~~W~~	(5,507)	~~W~~	5,102

14.	Earnings per share

The components of basic and diluted earnings per share were as follows:

(in millions of Korean Won, except number of common shares and per share amounts)

	2004		2005		2006
Net income (loss) available for common
stockholders (A)	~~W~~	15,109	~~W~~	(18,804)		(47,065)
Weighted average outstanding shares
of common stock (B)		12,924,119		12,563,892		12,233,204
Dilutive effect of employee stock options		3,087		-		-

Common stock and common stock
equivalents (C)		12,927,206		12,563,892		12,233,204
Earnings (loss) per share
Basic (A/B)	~~W~~	1,169	~~W~~	(1,497)	~~W~~	(3,847)

Diluted (A/C)	~~W~~	1,169	~~W~~	(1,497)	~~W~~	(3,847)

The Company did not include stock options in computation of diluted earnings per share in 2005 and 2006, because stock options are antidilutive.

15.	Related party transactions

During the normal course of business, the Company recognized ~~W~~5,212 million and ~~W~~1,663 million as royalties and license revenue from related equity investment in 2004 and for the period from January 1, 2005 through December 14, 2005, respectively. In 2006, there was no royalties and license revenue from related equity investment. Royalty revenues from the Company's license are recognized on a monthly basis after the licensee confirms its revenues based on the actual hours of services sold during the prior month.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and 2006

As of December 31, 2005 and 2006, the Company provided loans to employees for housing and employee stock ownership plan amounting to ~~W~~1,595 million and ~~W~~337 million, ~~W~~1,762 million and ~~W~~58 million, respectively. Short-term financial instruments amounting to ~~W~~580 million and ~~W~~414 million are subject to withdrawal restrictions in relation to bank loans of employees as of December 31, 2005 and 2006, respectively.

16.	Subsequent Event

On February 12, 2007, the Company entered into a license and distribution agreement relating to the online PC game “Huxley” with Asian Development Limited, a wholly owned subsidiary of The9 Limited. According to the agreement, the Company is to develop the game and transfer the license and distribution rights in China of the game to Asian Development Limited in exchange for advance cash payments and future running royalty based upon 22% of the revenue for the following three years started after the game is commercialized.

17.	Supplemental cash flow information and non-cash activities

(in millions of Korean Won)	2004		2005		2006

Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	7,574	~~W~~	1,784	~~W~~	901
Fair value of assets acquired	~~W~~	8,000	~~W~~	3,117	~~W~~	-
Less liabilities assumed		-		(674)		-
Goodwill		-		388		-
Cash paid		8,000		2,831		-
Less: Cash acquired		-		(8,269)		-
Net cash paid (acquired)	~~W~~	8,000	~~W~~	(5,438)	~~W~~	-
Supplemental non-cash activities
Undistributed dividends from 9 Webzen	~~W~~	1,034	~~W~~	-	~~W~~	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC.

By:	/s/ Won-Seon Kim

	Name:	Won-Seon Kim
	Title:	Chief Financial Officer

Date:  June 28, 2007