Form 20-F/A
period 2006-12-31
WEBZEN INC
filed 2007-07-03
CIK 1266467

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
☐ Yes          ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the registrant’s annual report for the fiscal year ended December 31, 2006 (File No. 000-50476) (“Original Annual Report”) is being filed solely for the purpose of correcting typographical errors included in Item 18. Financial Statements, as set forth below:

•	on page F-4, changing “Additional Paid-in Capital” balance at January 1, 2004 from “39,871” to “139,871”;

•	on page F-4, changing “Total” balance at December 31, 2006 from “25,396” to “125,396”; and

•	on page F-6, changing “2005” “End of year” cash and cash equivalents balance from “21,739” to “121,739.”

This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Original Annual Report.

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

The consolidated financial statements of Webzen and the report thereon by its independent auditor listed below are attached hereto as follows:

(a)  Consolidated Balance Sheets as of December 31, 2005 and 2006 (page F-3)

(b)  Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 (page F-4)

(c)  Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2004, 2005 and 2006 (page F-5)

(d)  Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 (page F-6)

(e)  Notes to Consolidated Financial Statements (page F-7 to F-23)

Item 19.  Exhibits

1.1*	Articles of Incorporation Amended on March 28, 2006 (English translation)

2.1**	Form of Common Share Certificate (English translation)

2.2***	Form of ADR

2.3**	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4****	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated February 3, 2004

2.5†	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts

4.1**	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Ltd.

4.2**	License Agreement, dated September 10, 2002, between the registrant and 9Webzen, Ltd.

4.3**	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)

4.4**	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.

4.5††	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

6.1†††	Calculation of Basic and Diluted Earnings Per Common Share and ADS (see “Note 14 to the Consolidated Financial Statements” of this Form 20-F)

8.1†††	List of Subsidiaries (See “Item 4. Information on the Company  4.C. Organizational Structure” of this Form 20-F)

11.1††	Code of Ethics (English Translation)

12.1	Certifications of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certifications of Chief Financial Officer required by Rule 13a-14(a)

13.1	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b)

*	Incorporated by reference to the exhibits to the annual report on Form 20-F filed on June 30, 2006

**	Incorporated by reference to the exhibits to the registration statement on Form F-1 (File No. 333-110321).

***	Incorporated by reference to the exhibits to Form F-6 filed on June 20, 2005.

****	Incorporated by reference to the exhibits to Form F-6 filed on February 3, 2004.

†	Incorporated by reference to the exhibits to Form F-6 filed on July 16, 2004.

††	Incorporated by reference to the exhibits to the annual report on Form 20-F filed on June 25, 2004.

†††	Incorporated by reference to the annual report on Form 20-F filed on June 28, 2007.

2

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

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars, except number of shares)

								Loans to
								Employees
								Related to
						Retained		Employee				Accumulated
				Additional		Earnings		Stock				Other
	Common	Common		Paid-in		(accumulated		Purchase		Treasury		Comprehensive
	Shares	Stock		Capital		deficit)		Plan		Stock		Income (loss)		Total

Balance at January 1, 2004	13,110,000	~~W~~	2,185	~~W~~	139,871	~~W~~	49,747	~~W~~	(2,972)	~~W~~	-	~~W~~	-	~~W~~	188,831
Treasury stock purchase	(70,000)		-		-		-		-		(6,182)		-		(6,182)
Stock-split not applied
to treasury stock	(140,000)		-		-		(4,121)		-		4,121		-		-
Stock-split	-		4,300		(4,322)		-		-		-		-		(22)
Loans to employees related to
employee stock purchase plan	-		-		-		-		2,064		-		-		2,064
Amortization of deferred
stock compensation	-		-		(36)		-		-		-		-		(36)
Comprehensive income:
Net income	-		-		-		15,109		-		-		-		15,109
Foreign currency translation
adjustments	-		-		-		-		-		-		(788)		(788)
Total comprehensive income															14,321

Balance at December 31, 2004	12,900,000		6,485		135,513		60,735		(908)		(2,061)		(788)		198,976
Treasury stock purchase	(610,698)		-		-		-		-		(10,684)		-		(10,684)
Loans to employees related to
employee stock purchase plan	-		-		-		-		571		-		-		571
Amortization of deferred
stock compensation	-		-		378		-		-		-		-		378
Dividends	-		-		-		(3,225)		-		-		-		(3,225)
Comprehensive loss:
Net loss	-		-		-		(18,804)		-		-		-		(18,804)
Unrealized gain on
available-for-sale securities, net of tax	-		-		-		-		-		-		287		287
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(87)		(87)
Total comprehensive loss															(18,604)

Balance at December 31, 2005	12,289,302		6,485		135,891		38,706		(337)		(12,745)		(588)		167,412
Issuance of common stock	2,000		1		2		-		-		-		-		3
Treasury stock purchase	(86,951)		-		-		-		-		(1,648)		-		(1,648)
Share-based compensation to employees	8,300		-		37		-		-		156		-		193
Loans to employees related to
employees stock purchase plan	-		-		-		-		279		-		-		279
Stock-based compensation
expense	-		-		277		-		-		-		-		277
Comprehensive loss:
Net loss	-		-		-		(47,065)		-		-		-		(47,065)
Unrealized gain on
available-for-sale securities, net of tax	-		-		-		-		-		-		6,484		6,484
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(539)		(539)
Total comprehensive loss															(41,120)
Balance at December 31, 2006	12,212,651	~~W~~	6,486	~~W~~	136,207	~~W~~	(8,359)	~~W~~	(58)	~~W~~	(14,237)	~~W~~	5,357	~~W~~	125,396

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

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2005 and 2006

(In millions of Korean Won and in thousands of U.S. dollars)

							(Note 3)
	2004		2005		2006		2006
							(unaudited)
Cash flows from operating activities
Net income (loss)	~~W~~	15,109	~~W~~	(18,804)	~~W~~	(47,065)	$(50,607)
Adjustments to reconcile net income (loss)
to net cash provided by (used in)
operating activities
Depreciation and amortization		4,295		4,126		5,871	6,313
Provision for accrued severance benefits		1,347		2,092		2,483	2,670
Equity in losses (earnings) of related equity
investment		(3,217)		862		-	-
Deferred income taxes		(2,117)		(6,132)		4,777	5,136
Gain on disposal of available-for-sale securities		4		(173)		(2,535)	(2,726)
Other		(81)		372		210	226
Changes in operating assets and liabilities
Accounts receivable		291		2,353		8	9
Dividends from related equity investment		1,148		1,482		-	-
Accounts payable and accrued expenses		308		1,119		(1,572)	(1,690)
Deferred income		662		(110)		(797)	(857)
Income taxes payable		(2,855)		(1,363)		-	-
Other current liabilities		292		163		85	91
Payment of severance benefits		(134)		(233)		(988)	(1,062)
Others		(1,398)		239		863	928
Net cash provided by (used in)
operating activities		13,654		(14,007)		(38,660)	(41,569)

Cash flows from investing activities
Decrease (increase) in short-term financial
instruments		(2,775)		2,617		(2,155)	(2,318)
Acquisition of available-for-sale securities		-		(36,239)		(16,280)	(17,505)
Proceeds from sale of available-for-sale securities		-		31,995		21,360	22,967
Increase in loans to employees		(638)		(1,588)		(1,405)	(1,511)
Decrease in loans to employees		256		190		1,288	1,385
Purchase of property, equipment and intangible
assets		(7,821)		(5,503)		(3,365)	(3,618)
Cash paid for acquisition, net of cash acquired		-		5,438		-	-
Increase in leasehold and other deposits		(9,258)		(7,409)		(1,287)	(1,384)
Increase in capitalized software development cost		-		-		(1,851)	(1,990)
Others, net		188		(214)		121	130

Net cash used in investing activities		(20,048)		(10,713)		(3,574)	(3,844)

Cash flows from financing activities
Issuance of common stock, net		-		-		2	2
Increase in short-term borrowings, net		30		-		-	-
Acquisition of treasury stock		(6,182)		(10,684)		(1,648)	(1,772)
Repayment of leasehold deposits received		(812)		(253)		-	-
Loan to employees related to employee stock		2,064		572		279	300
purchase plan
Dividends		-		(5,058)		-	-
Others, net		(22)		-		-	-

Net cash used in financing activities		(4,922)		(15,423)		(1,367)	(1,470)
Net decrease in cash and cash equivalents		(11,316)		(40,143)		(43,601)	(46,883)

Cash and cash equivalents
Beginning of year		173,198		161,882		121,739	130,902
End of year	~~W~~	161,882	~~W~~	121,739	~~W~~	78,138	$84,019

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

Date:  July 2, 2007