Form 20-F
period 2007-12-31
WEBZEN INC
filed 2008-06-27
CIK 1266467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
* Not for trading, but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, 12,492,689 Shares and 9,415,170 ADSs are outstanding.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes         ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes         ☒  No

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

☐  Large accelerated filer          ☒  Accelerated filer       ☐  Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐      Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

i

CERTAIN DEFINED TERMS, CONVENTIONS AND
PRESENTATION OF FINANCIAL INFORMATION

Unless the context otherwise requires, references in this annual report to:

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“Government” are to the government of the Republic;

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Taiwan” are to Taiwan, the Republic of China;

•	“U.S.” or the “United States” are to the United States of America;

•	“Webzen,” “we,” “us,” “our,” “our company” or “Company” are to Webzen Inc.;

•	“Won” or “~~W~~” are to the currency of the Republic;

•	“U.S. dollars,” “$” or “US$” are to the currency of the United States;

•	“Renminbi” or “RMB” are to the currency of China;

•	“NT dollars” are to the currency of Taiwan; and

•	“Yen” or “¥” are to the currency of Japan.

The consolidated financial statements of Webzen have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Won.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2007 which was 935.8 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21(E) of the Securities Exchange Act of 1934. When included in this annual report, the words, “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward-looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information — 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk,” inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward-looking statements are made only as of the date of this annual report. We expressly disclaim any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

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

	As of and for the years ended December 31,
	2003		2004		2005		2006		2007		2007(1)
	(in millions of Won and thousands of US$, except per share data)
Statement of operations data:
Online game subscriptions	~~W~~	48,667	~~W~~	46,041	~~W~~	26,830	~~W~~	21,247	~~W~~	22,884	$24,454
Royalties and license fees		8,270		8,204		4,816		2,811		6,213	6,639
Total net revenues		56,937		54,245		31,646		24,058		29,097	31,093
Cost of revenues		5,890		10,723		12,815		15,722		17,505	18,706
Gross profit		51,047		43,522		18,831		8,336		11,592	12,387
Selling, general and administrative expenses		16,762		21,699		26,763		32,699		22,848	24,415
Research and development expenses		—		10,262		20,282		24,062		23,164	24,753
Operating income (loss)		34,285		11,561		(28,214)		(48,425)		(34,420)	(36,781)
Interest income		1,186		3,849		4,747		3,991		3,503	3,743
Other income (expense)		753		(1,122)		(213)		1,946		7,660	8,186
Income (loss) before income tax expenses (benefit), equity in earnings (loss) of related equity investment and minority interest		36,224		14,288		(23,680)		(42,488)		(23,257)	(24,852)
Income tax expenses (benefit)		5,501		1,846		(5,507)		5,102		2,579	2,756
Income (loss) before equity in earnings (loss) of related equity investment and minority interest		30,723		12,442		(18,173)		(47,590)		(25,836)	(27,608)
Equity in earnings (loss) of related equity investment, net of taxes		5,179		2,461		(664)		—		—	—
Income (loss) before minority interest		35,902		14,903		(18,837)		(47,590)		(25,836)	(27,608)
Minority interest		110		206		33		525		242	259
Net income (loss)		36,012		15,109		(18,804)		(47,065)		(25,594)	(27,349)
Earnings (loss) per share:(2)
Basic		3,798		1,169		(1,497)		(3,847)		(2,078)	(2.22)
Diluted(3)		3,796		1,169		(1,497)		(3,847)		(2,078)	(2.22)
Earnings (loss) per ADS(2)(4)
Basic		1,139		351		(449)		(1,154)		(623)	(0.67)
Diluted(3)		1,139		351		(449)		(1,154)		(623)	(0.67)
Dividends declared per share		—		—		250 (5)		—		—	—
Weighted average number of shares outstanding: (2)
Basic		9,481,151		12,924,119		12,563,892		12,233,204		12,319,347	12,319,347
Diluted(3)		9,486,556		12,927,206		12,563,892		12,233,204		12,319,347	12,319,347

	As of and for the years ended December 31,
	2003	2004	2005	2006	2007	2007(1)
	(in millions of Won and thousands of US$, except per share data)

Balance sheet data:
Cash and cash equivalents	173,198	161,882	121,739	78,138	66,857	71,444
Short-term financial instruments	2,304	4,925	2,935	5,211	8,047	8,599
Total assets	206,552	212,682	185,685	142,385	121,414	129,744
Total liabilities	17,515	13,706	17,406	16,691	22,475	24,017
Common stock	2,185	6,485	6,485	6,486	6,487	6,932
Total stockholders’ equity	188,831	198,976	167,412	125,396	98,869	105,652

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as announced by the Federal Reserve Bank of New York. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all.

(2)
All share and per share data have been restated as if the 3-to-1 stock split in June 2004 had occurred as of the earliest period presented. The stock split did not affect the number and par value of our American Depository Shares (“ADS”), or the number of the stock options.

(3)
For further information on historical financial statement effects of stock option issuances, see note 12 to the notes to our audited financial statements as of and for the years ended December 31, 2006 and 2007.

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

In certain parts of this annual report, we have translated Won amounts into U.S. dollars for the convenience of investors. Unless otherwise stated, the rate we used for the translation was ~~W~~935.8 to US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2007. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

	At the end of period	Average rate(1)	High	Low
Year ended December 31,	(Won per US$1.00)
2003	1,192.0	1,193.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008 (through May 31)	1,028.5	981.7	1,047.0	935.2
January	943.4	942.1	953.2	935.2
February	942.8	943.9	948.2	937.2
March	988.6	981.7	1,021.5	947.1
April	1,005.0	986.9	1,005.0	973.5
May 31	1,028.5	1,034.1	1,047.0	1,004.0

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

3.B.           Capitalization and Indebtedness

Not applicable.

3.C.           Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.           Risk Factors

Risks Related to the Company

Risks Related to Our Business

Our business is intensely “hit” driven. If we fail to deliver “hit” products or if consumers prefer our competitors’ products over our own, our operating results could suffer.

While many new online game products are regularly introduced, only a relatively small number of “hit” titles account for a significant portion of the total net revenue in our industry. We commenced commercial service of Soul of the Ultimate Nation (SUN) in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008. The performance in Korea, however, has not met our initial expectations. We have also tested other games such as Huxley and Parfait Station. We are unable to predict if our new games and services will be successful. In addition, even if any of our games are initially well-received, the introduction of more popular games by our competitors may significantly shorten the life-cycle of our game, which could cause our revenue to fall below our expectations. If our competitors develop more successful products, offer competitive products at lower prices, or if we do not continue to develop consistently high-quality and well-received products, our revenue, margins, and profitability will decline.

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

We have new games and services that we plan to launch from the third quarter of 2008. Huxley is scheduled for commercial launch in September 2008, and T-Project is planned to have an open beta testing in 2010. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of development teams required by the increasing complexity of our products and the need to fine-tune our products prior to their release. We have in the past experienced development delays of our products. Failure to meet anticipated production or commercialization schedules may cause a shortfall in our revenue, adversely affect our profitability and cause our operating results to be materially different from expectations. In addition, the perceived or actual delay of our launch schedules has in the past and will likely in the future have a negative affect on the price of our common shares and ADSs.

We currently depend on two games, MU and Soul of the Ultimate Nation (SUN), for substantially all of our revenue.

Substantially all of our revenues and profits are currently derived from two online games, MU and Soul of the Ultimate Nation (SUN). Revenue generated from MU decreased in 2007 and may decrease in the future as the game has reached its declining stage and as users may switch to newly introduced games or other massively-multiplayer online games (“MMOGs”) or discontinue playing MMOGs. We have commenced commercial service of Soul of the Ultimate Nation (SUN) in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008, but the game is still in its initial stages contributing less to our revenue than MU. We expect that the revenue generated by Soul of the Ultimate Nation (SUN) will grow as we upgrade the game and commercially launch it in other markets. However, if revenue derived from Soul of the Ultimate Nation

(SUN) does not increase at the pace we expect, or at all, and MU revenue continues to decline, our future results of operations and the prices of our common shares and ADSs will be negatively affected.

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

We have been and are continuing to evaluate our internal control systems to allow our management to report on, and our auditors to attest to, our internal control over financial reporting. As of December 31, 2007, we identified deficiencies in our internal control over financial reporting. If we cannot remedy these deficiencies or if subsequent assessments of our internal control over financial reporting otherwise identify material weaknesses that must be disclosed in future annual reports on Form 20-F, we may receive an attestation with an adverse opinion from our independent auditors as to the adequacy of our internal control over financial reporting. Such an opinion could reduce confidence in our financial statements and negatively affect the price of our securities.

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

We have recently experienced departures of a key executive officer and key game development personnel. If we fail to attract highly skilled online game developers who can assume the tasks of those that have departed, our future game release schedule could be further delayed and our business could be materially and adversely affected.

Our success depends to a large extent upon the services of a limited number of executive officers and other key employees in our online game development department. The unanticipated loss of the services of several of our key employees, including Ki Yong Cho, our co-founder and former executive officer, and key game developers, may have a material and adverse effect upon the development schedule of the games that these employees were in charge of. The number of our employees in game development, web development and system engineering decreased from 548 as of December 31, 2006 to 319 as of December 31, 2007. We are in the process of seeking skilled online game developers who can assume the tasks of those who have departed. However, as competition for such personnel is intense and as we continue to experience employee departures at a rate greater than that historically experienced, we may not be able to find the qualified replacement personnel that we are seeking or may need to offer higher compensation and other benefits. Even if such key personnel can be recruited, the time it takes for them to integrate into our current operations may challenge our ability to meet our development schedules, which could materially and adversely affect our results of operations and have a negative effect on the price of our common shares and ADSs.

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

Unexpected network interruptions caused by system failures or any personal information leak may lead to subscriber and revenue reductions and harm our reputation.

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

In addition, subscriber personal information leaks or any security breach may adversely affect our business. For example, there were recent incidents of private information leaks in Korea that raised serious concerns among internet and online service users. Internet Auction Co., the South Korean unit of U.S. online auction house eBay Inc., recently announced that its website had been hacked in February 2008, leading to the theft of 10.8 million users’ confidential information. Certain users of Auction service are gathering members to launch a class-action lawsuit against Auction. LG Telecom Co., the country's third largest mobile carrier, was also found to have been attacked by a hacker who managed to access the private information of its subscribers. Any failure to maintain reliable network infrastructure or proper security measures can harm our reputation and our business, expose us to litigation risks and have a negative effect on the price of our common shares and ADS.

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

We believe that we may have been a passive foreign investment company (“PFIC”) for 2007, which has certain adverse U.S. federal income tax consequences to holders of common shares and ADSs.

In general, we will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income. Based on the price of our common shares and ADSs during our 2007 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe we may have been a PFIC for our 2007 taxable year. Further, there is a significant risk that we will be a PFIC for our 2008 taxable year, and we may be a PFIC for future taxable years.

If we are a PFIC for any year that you hold common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to you, including recharacterization of gains realized on the disposition of, and certain dividends received on, the common shares or ADSs as ordinary income earned pro rata over your holding period for such common shares or ADSs, taxed at the maximum rates applicable during the years in which such income is treated as earned, and subject to interest charges for a deemed deferral benefit. You should consult your own tax adviser with respect to our potential PFIC status and the consequences to you. See “Item 10. Additional Information – 10.E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

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

For the year ended December 31, 2007, our license and royalty revenues from operations outside of Korea, including China, Taiwan, Thailand, Japan, the Philippines, Vietnam and the U.S. comprised 21.4% of our total net revenues. Foreign operations are subject to inherent risks, including disputes with our licensees or joint venture partners, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retraining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in Won in our financial statements.

Risks Related to The Republic of Korea

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

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are incorporated in Korea and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in the past few years have shown mixed signs of recovery and uncertainty, and future recovery and growth of the economy is subject to many factors beyond our control. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols (Korean conglomerates), or their suppliers, and their potential adverse impact on the Korean economy;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	political instability that may arise in connection with the recent presidential election;

•	a slowdown in consumer spending and the overall economy, including the real estate market;

•
adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen or revaluation of the Chinese Renminbi), interest rates and stock markets;

•	deterioration of economic or market conditions in other markets, including the sub-prime market in the United States and elsewhere;

•
adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	political, social and labor unrest;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian flu in Asia and other parts of the world; and

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities.

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

Certain shares listed on the KOSDAQ have recently experienced significant price and volume fluctuations, sometimes without regard to the underlying fundamentals of such shares. Historically, the KOSDAQ itself has had substantially less trading volume than the KRX Stock Market. As a result, our common shares may be less liquid and the prevailing price of the common shares may be more volatile in the future than other shares listed on the KOSDAQ or shares listed on the KRX Stock Market. The volatility and limited liquidity of our common shares on the KOSDAQ may adversely affect the market price of the ADSs.

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

You may exercise voting rights with respect to the common shares underlying your ADRs. You may instruct the depositary as to how to exercise the voting rights for the common shares which underlie your ADSs if the depositary asks you to provide it with voting instructions. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the common shares that underlie your ADSs, subject to Korean law and the provisions of our Articles of Incorporation. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will endeavor, insofar as practicable and subject to Korean law and the provisions of our Articles of Incorporation, to vote or to have its agents vote the common shares or other deposited securities represented by your ADSs as you instruct. The depositary will not itself exercise any voting discretion. ADSs for which no voting instructions have been received will not be voted. You may only exercise the voting rights in blocks of 10 ADSs. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions (if acting in good faith), for the manner in which any vote is cast or for the effect of any vote. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

We are a leading developer and distributor of online games in Korea. Some of the important events in the development of our business since the beginning of 2006 are set forth below:

•	In February 2006, we entered into a worldwide publishing rights contract for the online game tentatively named T-Project with Red 5 Studios, Inc. (“Red 5”), a company based in the United States.

•	In June 2006, we entered into an agreement with Massive Inc. for placing advertisements in certain video games.

•	In November 2006, we commercially launched Soul of the Ultimate Nation (SUN) in Korea.

•	In December 2006, we were awarded the Ministry of Information and Communication Prize in the first Korea Internet Award hosted by the Korean government.

•	In February 2007, we entered into a US$35 million three-year exclusive license agreement with The9 to publish the PC version of Huxley in China.

•	In April 2007, we commercially launched Soul of the Ultimate Nation (SUN) in Taiwan through our subsidiary Webzen Taiwan Inc. (“Webzen Taiwan”).

•	The9 launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in China in April and May 2007, respectively.

•	In December 2007, Webzen Taiwan entered into a publishing rights contract for the online game Mini Fighter service in Taiwan with CJ Internet.

•	Gameon launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in Japan in March and April 2008, respectively.

•	In May 2008, Webzen Taiwan launched open beta testing and commercial service of Mini Fighter in Taiwan.

•	In May 2008, we entered into a three-year license agreement with NHN USA Inc. for the distribution of Huxley in North America and Europe.

Our key strategic objective is to maintain our position as a leading developer of online games in Korea and to emerge as a leading developer and publisher of online games in other markets. We are currently developing several games to diversify our game portfolio and to target various segments in the market. By developing different game genres within the MMOG space, such as FPS, we will seek to diversify and increase our subscriber base. In addition to our internally developed games, we are also publishing third-party games. We believe that our proven operational experience, established distribution platform and existing subscriber base make us an attractive partner for other online game companies interested in licensing their games to us for distribution in our markets. In line with this objective, we regularly review proposed online games, acquisitions, and investments to supplement and broaden our own game development activities.

4.B.           Business Overview

We are a leading developer and distributor of online games. Our game Soul of the Ultimate Nation (SUN) is a new three-dimensional MMOG provided in Korea, Taiwan, China and Japan. MU is a MMOG initially launched in 2001 and currently provided in Korea, China, Japan, Taiwan, Thailand, the Philippines, Vietnam, and the U.S. We are also planning to release new online games beginning in the third quarter of 2008.

We commercially launched our new game Soul of the Ultimate Nation (SUN) in Korea in November 2006, in Taiwan in April 2007, in China in May 2007 and in Japan in April 2008.

We have new games and services that we plan to launch. Huxley is scheduled for commercial launch in September 2008, and T-Project is planned to have an open beta testing in 2010.

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

We commenced the commercial service of Soul of the Ultimate Nation (SUN) in Korea in November 2006, in Taiwan in April 2007, in China in May 2007 and in Japan in April 2008.

In the markets in which we currently provide commercial service of Soul of Ultimate Nation (SUN), we provide the basic service of the game for free. End-users pay us when they buy at our in-game item shops various items for their characters, such as armor, weapons and potions, and the right at our in-game item shops to change the world or stage at our in-game item shops in which the end-user plays. This new revenue generating business model is referred to in the online game industry as “microtransaction.”

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

Our MU users pay hourly charges based upon the hour they use our service or, alternatively, pay a flat fee – usually a fixed amount per month – for a longer period of time. In 2007, we introduced microtransaction sales for MU service in Japan, Taiwan and China, and the end-users in those markets pay us when they buy at our in-game item shops various items for their characters, such as armor, weapons and potions and the right to change the world or stage in which the end-user plays.

Products under Development

Huxley is a massively-multiplayer online first person shooting game developed for both PCs and the Xbox 360. Users will be able to play a “Doom”-style first person shooting game with up to 5,000 other players simultaneously and battle against opposing races. Huxley has finished its first, second and third closed beta testing in Korea in September 2007, December 2007 and March 2008, respectively, and is set for commercial launch in September 2008.

T-Project is being developed by Red 5 and is planned to have an open beta testing in 2010. For T-Project, we signed a worldwide publishing rights contract with the developing company. The contract is for five years after the game is commercialized, and we have agreed to pay royalties for the exclusive world-wide distribution rights to this games.

During 2007 and early 2008, our management reassessed our financial position, business prospects and product lineup and made a strategic decision to focus on the development of a smaller number of products and manage our company in a more cost-efficient manner. As a result, we concentrated our development resources on Soul of the Ultimate Nation (SUN), which was being commercially launched in several overseas markets, and Huxley and decided to put on hold the development of Kingdom of Warriors (Il Ki Dang Chun) and Parfait Station until the development of the first two games was completed. In addition, we terminated the publishing rights contract for the online game All Points Bulletin (“APB”) with Real Time Worlds, Ltd. (“RTW”). RTW agreed to reimburse part of the development cost we have invested by paying us certain fixed amounts and a percentage of the net receipt it will collect after the commercial launch of APB.

Markets

In 2001 and 2002, substantially all of our revenue was generated from online game subscriptions in Korea. In 2003, approximately 85.5% of our revenue was generated from online game subscriptions in Korea and approximately 14.5% of our revenue was generated from the payment of royalties and license fees by our overseas licensee. In 2004, 2005 and 2006, approximately 84.9%, 84.8% and 88.3% of our revenue was generated from online game subscriptions in Korea, Taiwan and China, and approximately 15.1%, 15.2% and 11.7% of our revenue was generated from royalties and license fees paid by our licensees in the overseas markets, respectively. In 2007, approximately 67.5%, 6.6% and 4.5% of our revenue was generated from online game subscriptions and microtransaction sales in Korea, Taiwan and China, respectively, and approximately 11.4%, 6.9%, 1.4%, 1.0% and 0.7% of our revenue were generated from royalties and fees paid by our licensees in China, Japan, the U.S., Vietnam and the Philippines, respectively.

Korea. We commenced commercial service of MU in Korea in November 2001. We divide our MU online game subscribers in Korea into individual PC account subscribers and Internet cafe subscribers. Individual PC account subscribers are individuals who log on to our game servers either from home or at work, whereas Internet cafe subscribers are commercial businesses with multiple PCs that provide Internet and online game access to their customers for hourly fees. After the introduction of the game, the number of individual PC account subscribers grew until the first quarter of 2004. Since then, the number of individual PC account subscribers has declined, and we recorded 38,461 individual account subscribers at the end of first quarter of 2008 compared to 49,838 at the end of the first quarter of 2007.

The following table sets forth information on MU users and accounts in Korea since 2006.

	2006				2007				2008
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
No. of Internet cafe accounts(1)	18,203	19,449	19,482	17,849	19,143	15,550	15,401	15,004	14,972
No. of paying individual PC account subscribers(2)	48,175	46,500	44,089	47,724	49,838	41,735	42,391	42,345	38,461

(1)
Until the first quarter of 2007, the number of Internet cafe account refers to the number of paid accounts held by Internet cafes that can access MU online game, while, since the second quarter of 2007, the same number refers to the number of accounts held by Internet cafes that actually accessed MU online game during the period indicated.

(2)	As of the end of the period.

We commenced commercial service of our new game Soul of the Ultimate Nation (SUN) in Korea in November 2006. We divide our Soul of the Ultimate Nation (SUN) online game subscribers into individual PC account subscribers and Internet cafe subscribers, but unlike MU, do not collect hourly or monthly subscription fees from them. Our Soul of the Ultimate Nation (SUN) users pay us when they buy – at our in-game item shops – various items for their characters, such as armor, weapons and potions, and the right to change the world or stage in which the end-user plays. The performance of Soul of the Ultimate Nation (SUN) in Korea has not met our initial expectations.

The following table sets forth information on Soul of the Ultimate Nation (SUN) users and accounts in Korea since the fourth quarter of 2006, when it was commercially launched:

	2006	2007				2008
	4Q	1Q	2Q	3Q	4Q	1Q
No. of Internet cafe accounts(1)	17,849	19,143	12,433	11,665	9,887	8,944
No. of paying individual PC account subscribers(2)	6,305	9,050	7,743	8,471	6,937	6,180

(1)
Until the first quarter of 2007, the number of Internet cafe account refers to the number of paid accounts held by Internet cafes that can access Soul of the Ultimate Nation (SUN) online game, while, since the second quarter of 2007, the same number refers to the number of accounts held by Internet cafes that actually accessed Soul of the Ultimate Nation (SUN) online game during the period indicated.

(2)	As of the end of the period.

Overseas markets. In China, we license our game to GameNow or conduct our business through 9Webzen, Ltd. (“9Webzen”), a Hong Kong company which we established with GameNow. GameNow, a wholly-owned subsidiary of The9, is an operator of a leading Chinese-language game website called The9.com and holds a 30% interest in 9Webzen. GameNow is a licensee of our game Soul of the Ultimate Nation (SUN) and it offers and distributes the game in China. GameNow, through its website The9, launched open beta testing of the Chinese version of Soul of the Ultimate Nation (SUN) in April 2007 and launched commercial service in May 2007. Our Soul of the Ultimate Nation (SUN) users in China pay us when they buy at our in-game item shops various items for their characters, such as armors, weapons and potions, and the right to change the world or stage in which the end-user plays. MU has been distributed in China through 9Webzen since 2002. We have licensed our MU online game to 9Webzen, based on a five-year license agreement we entered into in September 2002. The license agreement was extended another two years in September 2007. The Chinese version of MU was commercialized in February 2003 after a five-month beta testing period. MU game users in China purchase online credits or prepaid cards to access the game. The operational results and financial position of 9Webzen have been consolidated with our financial statements since December 14, 2005, when we increased our interest in the company from 49% to 70%.

In Taiwan, Soul of the Ultimate Nation (SUN) was commercialized through our Taiwan subsidiary in April 2007 after a four-month beta testing period. Our Soul of the Ultimate Nation (SUN) users in Taiwan pay us when they buy at our in-game item shops various items for their characters, such as armors, weapons and potions, and the right to change the world or stage in which the end-user plays. We introduced MU in August 2002 through a license agreement with IGC, a content publishing company in Taiwan. In July 2004, our two-year agreement with IGC expired, and we decided to provide our online game services in Taiwan through a wholly-owned subsidiary, which we established in July 2004.

In 2007, we introduced microtransaction sales for MU service in Taiwan and China, and the end-users in those markets pay us for various items for their characters they buy at our in-game item shops, in addition to the subscription fee.

In Japan, we entered into a three-year term licensing agreement with Gameon Co., Ltd., or Gameon, for Soul of the Ultimate Nation (SUN) in October 2007. Soul of the Ultimate Nation (SUN) went through closed beta testing in February 2008 and open beta testing in March 2008 and was commercialized in April 2008. MU has been distributed in Japan by Gameon since February 2003. From Gameon, we received one-time licensing fees when we entered into the license agreements. Gameon receives microtransaction payments from MU and Soul of the Ultimate Nation (SUN) users in Japan, and we receive a certain percentage of the revenue generated in Japan as a royalty fee.

In other overseas markets, we licensed MU to game developers and operators such as New Era Online Co., Ltd. in Thailand (June 2003), Digital Media Exchange, Inc. in the Philippines (May 2004) and FPT Communications in Vietnam (May 2005). In each case, we agreed to receive a certain percentage of the revenue generated in each market as a royalty fee for licensing MU. The terms are usually two years and renewable. From New Era Online, we received a one-time licensing fee when we entered into the licensing agreement, and from Digital Media Exchange and FPT Communications, we received installation fees for setting up the game servers. In Thailand, the licensing agreement with New Era Online Co., Ltd. ended in June 2006, and we did not renew the contract.

In December 2005, we entered into a three-year licensing agreement with K2 for the licensing of a MU global server. The global server provides MU service in countries where we have no exclusive licensing agreements. We received an initial installation fee for setting up the game servers and have received a certain percentage of the revenue as a royalty fee. In January 2007, we extended the global server licensing agreement for two more years.

The following table presents the royalty revenue generated from MU distributors in overseas market since 2006:

	2006				2007				2008
Revenue from MU(1)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(in millions of Won)
Japan	508	487	467	390	347	675	482	498	508
Thailand	57	123	—	—	—	—	—	—	—
Philippines	75	126	69	58	61	55	40	43	43
Vietnam	—	76	50	32	147	58	38	35	36
U.S.	—	46	60	58	109	103	96	109	105

(1)	Includes royalty revenue for licensing and installation fee.

The following table presents the royalty revenue generated from the Soul of the Ultimate Nation (SUN) distributors in overseas market since 2007:

	2007			2008
Revenue from Soul of the Ultimate Nation (SUN)(1)	2Q	3Q	4Q	1Q
	(in millions of Won)
China	419	1,711	1,157	1,158

(1)	Includes royalty revenue for the licensing and installation fee.

Seasonality

Although we have only limited historical data, usage of our online games has typically increased around the New Year and other Korean holidays, in particular during winter and summer school holidays. See “Item 3. Key Information — 3.D. Risk Factors” for a description of other factors that affect the demand for our games.

Marketing

We have engaged independent promotional agents to promote our online games to Internet cafes in Korea. We grant each promotional agent exclusive rights to promote our online games within a specified area and pay a monthly commission based on the revenue generated from Internet cafes in the allocated area. We also conduct a variety of marketing programs and online events to target potential subscribers accessing the Internet from home. Our main marketing efforts include:

•	advertising on website portals and in online game magazines;

•	conducting online promotional events;

•	forming alliances with Internet service providers.

In 2005 and 2006, we participated in the Electronic Entertainment Expo, or E3, held in Los Angeles. In 2007, however, we decided not to participate in E3 after reassessing the marketing impact and as part of our cost-cutting measures. Our advertising and promotion expenses were ~~W~~8,176 million, ~~W~~8,898 million, and ~~W~~2,271 million in 2005, 2006 and 2007, respectively.

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

In order to provide MU online game service in foreign markets where we do not have a distributor, we established in September 2003 a “global server” network in our office in Korea. Through this server, users in countries in which we did not have a presence could download for free a reduced version of MU. On December 1, 2005, we licensed the operation of this global server to K2.

Competition

We believe that the principal competitive factors in the online game industry are the ability to consistently attract creative game developers and offer new online games, maintain a high quality network and implement innovative and effective sales and marketing campaigns.

Korea. Our primary subscription-based online game competitors in the Korean market are NCsoft, Neowiz, Nexon, NHN, CJ Internet, YNK, Gravity, Hanbit Soft and Blizzard Entertainment. In 2007, there were several launches of online games including CJ Internet’s Oriental Fantasy, Neowiz’s FIFA Online 2 and Warload, MGame’s Punglim and Gravity’s Ragnarok 2 and Requiem. In 2008, the industry has launched or is expecting the launch of several additional online game titles in the Korean market, such as NCSoft’s Point Blank, Hanbitsoft’s Popoming, Neowiz’s Warload and Tenvi and Nexon’s Counter Strike Online and Elsword. The new releases of high-quality game will increase competition in our industry. Recently, there were two major M&A deals in the game industry in Korea. In March 2008, GungHo Online Entertainment, Inc. purchased 52.4% of Gravity Co., Ltd’s common shares, and, in May 2008, T3 Entertainment acquired 26.29% of Habit Soft Inc.’s shares as well as the management right of the company.

China. Our primary online game competitors in China are The9, Ltd. (which distributes WoW), Shanda Networking (which distributes Actoz Soft’s “Legend of Mir” series), Netease (which distributes “Mong Hwan Seo Yu, Dae Hwa Seo Yu”), Zheng Tu (which distributes “Zheng Tu Online”).

Japan. Our primary online game competitors in Japan are GungHo’s “Ragnarok,” NCsoft Japan’s “Lineage II,” Square Enix’s “Final Fantasy Online” , YNK Japan’s “ROHAN,” and Nexon Japan’s “Mabinogi.” To date, Japan’s game market still has been primarily driven by console games, although online games are gaining popularity among Japanese game users as broadband access becomes more widely available.

Other markets. We consider our main competitors to be: Wowtaiwan’s WoW, Gamania’s “Lineage I” and Softworld’s “Ragnarok” in Taiwan; Asia Soft’s “Ragnarok” and NCTrue’s “Lineage” in Thailand; and Level Up’s “Ragnarok” and “RFOnline” and IPVG’s “RAN Online” in the Philippines.

In all of these markets, we also compete against PC-based game developers such as Electronic Arts, Take Two Interactive Software, Activision, THQ and Midway Games, Inc., which produce popular PC-packaged games, and against game console manufacturers such as Microsoft, which produces Xbox, Sony, which produces Playstation, and Nintendo, which produces Wii. Microsoft, Sony and Nintendo are providing Internet online game services with their new consoles, Xbox 360, Playstation 3 and Nintendo Wii, respectively. Xbox 360 was launched in November 2005, and Playstation 3 and Nintendo Wii were released in November 2006.

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

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law, and we are insured against fire with respect to our facilities in Korea. In addition, we maintain directors’ and officers’ liability insurance policies covering potential liabilities of our Directors and officers.

Laws and Regulations

Korea. The Korean game industry is subject to comprehensive regulation by the Ministry of Culture,Sports and Tourism (“MCST”), which is responsible for establishing policies for the industry under the Act on Promotion of Game Industry. As an online game company operating in Korea, we are also subject to:

•	regulation by the Ministry of Knowledge Economy (“MKE”), which is responsible for setting industrial, trade, resource and energy policies.

•	regulation by the Korea Communications Commission (“KCC”), under the Telecommunication Business Act and the Protection of Communication Secrets Act

•	regulation by the KCC and the Ministry of Public Administration and Security under the Act on Promotion of Information and Communications Network Utilization and Information Protection;

•	regulation by the Fair Trade Commission under the Act on Consumer Protection for Transactions through Electronic Commerce;

•	regulation by the MCST under the Copyright Act, the Computer Program Protection Act and the Online Digital Contents Business Development Act;

•	regulation by the Game Rating Board under the Act on Promotion of Game Industry; and

•	regulation by the Ministry for Health, Welfare and Family Affairs under the Juvenile Protection Act.

Ratings regulation. Businesses manufacturing or importing games for the purpose of distributing or providing games in Korea must obtain game ratings in advance from the Game Rating Board. Online games are generally divided into four ratings categories: “suitable for users of all ages,” “suitable for users over 12 years of age,” “suitable for users over 15 years of age” and “suitable for users over 18 years of age.” Soul of the Ultimate Nation (SUN) has been rated “suitable for users over 18 years of age.” Our standard player-versus-player (“PVP”) version of the MU online game, which allows players to kill other players’ characters, has been rated “suitable for users over 18 years of age.” We also offer a non-player-versus-player (“non-PVP”) version of MU, which allows players to kill only non-player characters, which has been rated “suitable for users over 15 years of age” in Korea. Our Huxley online game has recently been rated “suitable for users over 15 years of age.”

Value-added communications business regulation. Under the Telecommunications Business Act we are classified as a value-added service provider and are required to make periodic reports to the MKE and report any transfer, takeover, suspension or closing of our business activities. The MKE may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

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

Protection of personal information for users of information and communications services. Under the Act on Promotion of Information and Communications Network Utilization and Information Protection, we are permitted to gather personal information relating to our subscribers within the scope of their consents. We are, however, generally prohibited from utilizing personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if:

•	it is necessary for the settlement of service charges;

•	the personal information is processed so that the specific individual is unidentified and is provided for compiling statistics, academic research or surveys; or

•	it is otherwise permitted by laws and regulations.

We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove an absence of willful misconduct or negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

Taxation. For the years through 2007, we were entitled to a fifty-percent reduced tax rate by virtue of the Special Tax Treatment Control Law. Under the same law, we may claim a tax credit that can be carried forward for five years. However, the reduced tax rate and tax credit cannot be claimed in the same year. In 2004, we realized a net profit and elected to be taxed by the reduced tax rate. In 2006 and 2007, however, we realized net losses and, accordingly, chose the standard statutory tax rate of 27.5% to claim for tax credit. Our deferred income taxes as of December 31, 2007 were calculated based on the assumption that the statutory tax rate of 27.5% would apply to our operational results in 2008 and thereafter.

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

4.C.           Organization

As of December 31, 2007, we had three significant wholly-owned subsidiaries: Webzen Taiwan, Webzen China and Webzen America. We also own 55.4% of the common shares of Flux, Inc., a privately held wireless game developer, and 70% of 9Webzen, a joint venture with GameNow.

4.D.           Property, Plant and Equipment

Because our main business is to provide online game services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Korea. Our principal executive and administrative offices are located at the Daelim Acrotel Building, 467-6, Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. We currently own 26,582 square feet and lease 105,341 square feet. The latest of our leases expires in December 2009.

China. The offices of 9Webzen (Shanghai) and Webzen China are located at 15th floor, Double Dove Tower, No. 438, Pu Dian Road, Shanghai, China 200122. 9Webzen (Shanghai) and Webzen China occupy 23,304 square feet of office space.

Taiwan. The offices of Webzen Taiwan are located at 7F-3, No.176, Jian 1st Rd., Jhonghe City, Taipei County, Taiwan 23553, Republic of China.

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

Overview

We are a developer and distributor of online games. Our total net revenues, which include online game subscription, microtransaction sales, royalties and license fees, were ~~W~~24,058 million and ~~W~~29,097 million in 2006 and 2007, respectively. Substantially all of our revenue come from our two online games, MU and Soul of the Ultimate Nation (SUN). With MU approaching the end of its life cycle in most of its markets and with intensifying competition due to the introduction of new games by competitors, we expect a decline in revenues generated from MU going forward. Unless we start generating significant revenues from Soul of the Ultimate Nation (SUN), or from other new games expected to be launched in 2008, we expect to incur losses in 2008.

In our overseas market, where we have licensed MU and/or Soul of the Ultimate Nation (SUN) to licensees, we recorded royalties from China, Japan, the U.S., Vietnam and the Philippines in the amounts of ~~W~~3,287 million (US$3.5 million), ~~W~~2,003 million (US$2.1 million), ~~W~~417 million (US$0.4 million), ~~W~~279 million (US$0.3 million) and ~~W~~199 million (US$0.2 million), respectively, in 2007.

Our cost of revenues increased in 2007 to ~~W~~17,505 million from ~~W~~15,722 million in 2006, as costs related to Soul of the Ultimate Nation (SUN) were recognized as cost of revenue for the full year in 2007 after the commercial launch of the game in Korea in November 2006. Our operating expenses, which includes selling, general and administrative expenses and research and development expenses, significantly decreased in 2007 to ~~W~~46,012 million from ~~W~~56,761 million in 2006 as we implemented a series of cost-cutting measures. Our net loss decreased in 2007 to ~~W~~25,594 million from ~~W~~47,065 million in 2006.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting period. The policies discussed below are considered by management to be critical not only because they are important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies requires both judgment and estimates of matters that are inherently uncertain. As a result, actual results may differ materially from our estimates.

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

Online subscription fees. Subscription fees are fees we directly collect from client terminal level end-users. Our revenues from our operations in Korea consist mostly of prepaid subscription fees paid by individual PC accounts and Internet cafe subscribers, accounting for ~~W~~14,774 million and ~~W~~4,824 million, respectively, in 2007. Online subscription fees earned by our consolidated subsidiaries, which recorded ~~W~~1,299 million from 9Webzen and ~~W~~1,932 million from Webzen Taiwan in 2007, are also included in this item.

Microtransaction sales. Microtransaction sales are fees we collect from in-game item sales for the online game Soul of the Ultimate Nation (SUN), which was commercialized in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008. The microtransaction sales model is also utilized in the MU online game in Japan, China and Taiwan. Under this model, players purchase points for in-game premium features. Microtransaction sales are typically paid by credit card or charged to the users’ mobile phone bills. These payments are deferred when received and the relevant revenues are recognized over the life of the premium features or as the premium features are consumed.

One-time license fee. In certain cases, we receive a one-time license fee from licensees after we enter into a licensing agreement. License fees are deferred and recognized as revenue over the licensing period. When we receive a one-time license fee, we generally provide our licensees with minimal post-contract customer support on our software products, consisting of access to a support hotline and occasional unspecified upgrades or game enhancements, which typically occur within one year of the beginning of the licensing agreements. The estimated costs of providing such support are insignificant and sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects. As a result, all of our licensing revenue is recognized ratably over the life of the agreement.

Installation fee. In connection with certain overseas licensing agreements, we receive a one-time installation fee in lieu of a licensing fee as we install game servers and information systems networks for our licensees. The system and network we use for our licensees are modeled after our system in Korea. As there are no sufficient vendor-specific information to allocate the revenue between installation service and other services, we recognize installation fees as revenue ratable over the life of the agreements.

Royalty revenues. We receive royalty revenues from our licensees based on agreed percentage of the licensees’ revenue. Royalty revenues are recognized on a monthly basis after the licensees confirm their revenues based on the actual number of hours of services sold during the prior month. Royalty revenues generated from our consolidated subsidiaries, such as 9Webzen or Webzen Taiwan, are eliminated during the consolidation process and are not included in this item. Royalty revenues from foreign licensees accounted for 17.4% of our total net revenues in 2007. The following table sets forth our royalty revenues from each of our overseas licensees for the periods indicated.

	2006				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(in millions of Won)
Royalty revenues
China(1)	—	—	—	—	—	287	1,391	836
Japan	489	467	447	371	328	656	463	478
Thailand	43	1	—	—	—	—	—	—
Philippines	75	126	69	58	61	55	40	43
Vietnam	—	60	26	8	124	35	14	11
U.S.	—	19	19	17	51	62	54	68

(1)
Since we increased our interest in 9Webzen from 49% to 70% and 9Webzen became a consolidated subsidiary in December 14, 2005, revenues for MU in China are no longer recognized as royalty revenues, but are recorded under online subscriptions fees. Royalty revenues from China in this table refer only to royalty fees we receive from The9, the operator of Soul of the Ultimate Nation (SUN) in China.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts receivable for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable which is based on past experience and current collection trends. Allowances for accounts receivable generally arise when individual PC account subscribers who elect to make their payments through their fixed-line or mobile phone service provider fail to make such payments. We record allowances for doubtful accounts based on the historical payment patterns of our overall subscribers and increase our allowances as the length of time after which such receivables become past due increases.

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

As of December 31, 2006, we recognized a valuation allowance for all of the deferred tax assets, as we determined that we would not be able to realize these assets based on our historical and projected net and taxable income. All deferred tax assets are recognized. We then assess if the realization of the related tax benefit is more likely than not to occur.

For the years through 2006, we were entitled to a fifty-percent reduced tax rate by virtue of the Special Tax Treatment Control Law. Under the same law, we may claim a tax credit that can be carried forward for five years. However, the reduced tax rate and tax credit cannot be claimed in the same year. In 2004, we realized a net profit and elected to be taxed by the reduced tax rate. In 2005, 2006 and 2007, however, we realized net losses and, accordingly, chose the standard statutory tax rate of 27.5% to claim the higher tax credit. Our deferred income taxes as of December 31, 2007 were calculated based on the assumption that the statutory tax rate of 27.5% would apply to our operational results in 2008 and thereafter.

In addition, beginning January 1, 2007, we account for uncertainties related to income taxes in compliance with FIN No 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109. Under FIN No. 48, we evaluate our tax positions taken or expected to be taken in a tax return for recognition and measurement on our financial statements. Only those tax positions that meet the more likely than not threshold are recognized on the financial statements at the largest amount of benefit that is a greater than 50 percent likely of ultimately being realized.

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

The excess purchase price over those fair values is recorded as goodwill. In accordance with SFAS No. 142 Goodwill and other Intangible Assets, goodwill is not amortized but is reviewed annually and the value is adjusted downward whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of December 31, 2006, we recognized a goodwill impairment loss of ~~W~~388 million since the carrying amount of the reporting unit goodwill exceeded the implied fair value of that goodwill. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

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

In December 2007, the FASB issued SFAS No. 141R Business Combinations. This standard establishes principles and requirements for how the acquirer recognizes and measures the acquired identifiable assets, assumed liabilities, noncontrolling interest in the acquiree, and acquired goodwill or gain from a bargain purchase. SFAS No. 141R also determines what information the acquirer must disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We are assessing the potential impact of this standard on our financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51. This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for us as of January 1, 2009 with early adoption prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which this standard is initially applied. The presentation and disclosure requirements of this standard shall be applied retrospectively for all periods presented and will impact how we present and disclose noncontrolling interests and income from noncontrolling interests in our financial statements.

In March 2008, the FASB issued SFAS No. 161 Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair values of derivative instruments and their gains and losses;

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently in the process of evaluating the impact of adopting this standard.

Results of Operations

2007 compared to 2006

The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,
	2006		2007(1)
	(in millions of Won and thousands of US$)
					(unaudited)
Online game subscriptions	~~W~~	21,247	~~W~~	22,884	$24,454
Royalties and license fees		2,811		6,213	6,639
Total net revenues		24,058		29,097	31,093
Cost of revenues		15,722		17,505	18,706
Gross profit		8,336		11,592	12,387
Selling, general and administrative expenses		32,699		22,848	24,415
Research and development expenses		24,062		23,164	24,753
Operating income (loss)		(48,425)		(34,420)	(36,781)
Interest income		3,991		3,503	3,743
Foreign currency gains (losses), net		(501)		92	98
Gain on disposal of available-for-sale securities		2,535		3,755	4,013
Gain on disposal of property and equipment		115		3,931	4,200
Others, net		(203)		(118)	(125)
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest		(42,488)		(23,257)	(24,852)
Income tax expenses		5,102		2,579	2,756
Income (loss) before equity in earnings related equity investment and minority interest		(47,590)		(25,836)	(27,608)
Income (loss) before minority interest		(47,590)		(25,836)	(27,608)
Minority interest		525		242	259
Net income (loss)		(47,065)		(25,594)	(27,349)

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of W935.8 to US$1.00, the noon buying rate in effect on December 31, 2007, as announced by the Federal Reserve Bank of New York.

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,
	2006	2007
	(as a percentage of total net revenues)
Online game subscriptions	88.3%	78.6%
Royalties and license fees	11.7%	21.4%
Total net revenues	100.0%	100.0%
Cost of revenues	65.4%	60.2%
Gross profit	34.6%	39.8%
Selling, general and administrative expenses	135.9%	78.5%
Research and development expenses	100.0%	79.6%
Operating income (loss)	(201.3%)	(118.3%)
Interest income	16.6%	12.0%
Foreign currency gains (losses), net	(2.1%)	0.3%
Gain on disposal of available-for-sale securities	10.5%	12.9%
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest	(176.6%)	(79.9%)
Income tax expenses	21.2%	8.9%
Income (loss) before equity in earnings related equity investment and minority interest	(197.8%)	(88.8%)
Equity in earnings of related equity investment, net of taxes	-
Income (loss) before minority interest	(197.8%)	(88.8%)
Minority interest	2.2%	0.8%
Net income (loss)	(195.6%)	(88.0%)

Revenues. Our net revenues for 2007 increased 20.9% from ~~W~~24,058 million in 2006 to ~~W~~29,097 million in 2007 due to:

•
a 121.1% increase in royalties and license fees from ~~W~~2,811 million in 2006 to ~~W~~6,213 million in 2007 as royalties and license fees from Soul of the Ultimate Nation (SUN) recorded ~~W~~3,296 million in 2007 while there were no royalties and license fees generated from Soul of the Ultimate Nation (SUN) in 2006;

•
a 7.7% increase in online game subscriptions from ~~W~~21,247 million in 2006 to ~~W~~22,884 million in 2007 as online game subscription from Soul of the Ultimate Nation (SUN) increased by ~~W~~3,606 million while online game subscription from MU decreased by ~~W~~1,969 million during the period.

Cost of revenues. Our cost of revenues for 2007 increased 11.3% from ~~W~~15,722 million in 2006 to ~~W~~17,505 million in 2007, primarily due to:

•
a 159.9% increase in fees and service charges from ~~W~~509 million in 2006 to ~~W~~1,323 million in 2007 as various service fees related to Soul of the Ultimate Nation (SUN), such as costs for outsourcing of operations and animation production of characters and background, were recognized for the full year;

•
a 5.9% increase in wages and salaries, including severance benefits, from ~~W~~7,769 million in 2006 to ~~W~~8,231 million in 2007 as the labor costs related to Soul of the Ultimate Nation (SUN) development teams were recognized as cost of revenues for the full year in 2007;

•
intangible asset amortization in the amount of ~~W~~699 million in 2007, as the capitalized product development costs of Soul of the Ultimate Nation (SUN) started to be amortized after the release of the game in late 2006.

As a percentage of total revenues, however, cost of revenues decreased from 65.4% in 2006 to 60.2% in 2007.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses decreased 30.1% from ~~W~~32,699 million in 2006 to ~~W~~22,848 million in 2007 and, as a percentage of net revenues, decreased from 135.9% to 78.5% in 2007, primarily due to:

•
marketing expenses that decreased 74.4% from ~~W~~8,898 million in 2006 to ~~W~~2,271 million in 2007 (as a percentage of total revenues, our marketing expenses decreased from 37.0% to 7.8%), as we decided not to participate in 2007 E3 and focused on cost-effective advertising and marketing activities; and

•
payroll costs and retirement benefit costs that decreased 10.2% from ~~W~~11,647 million in 2006 to ~~W~~10,462 million in 2007, as the number of general and administrative personnel decreased 38.3% compared to the prior year.

Research and development expenses. Research and development costs incurred prior to the establishment of technological feasibility are included in this item. Research and development costs in 2007 decreased 3.7% from ~~W~~24,062 in 2006 to ~~W~~23,164 million in 2007. Of this amount, ~~W~~5,960 million was attributable to the wages and salaries paid in 2007 to personnel in research and development departments, ~~W~~8,188 million was attributable to advance royalties paid to Red5 Studios for the development of T-project, and ~~W~~5,706 million was attributable to advance royalties paid to RTW for the development of APB. We expect the level of research and development expenses to decrease in 2008, as we expect to implement tight cost controls and make effective use of our development resources.

Interest income. Our interest income is mainly generated from cash equivalents and short-term financial instruments. Interest income decreased 12.2% from ~~W~~3,991 million in 2006 to ~~W~~3,503 million in 2007, mainly due to a decrease of cash and cash equivalents. During the same period, the balance of our cash and cash equivalents decreased from ~~W~~78,138 million as of December 31, 2006 to ~~W~~66,857 million as of December 31, 2007.

Foreign currency gains and losses. We realized net foreign currency losses of ~~W~~501 million in 2006 and a net foreign currency gain of ~~W~~92 million in 2007.

Gain on disposal of property and equipment. Gain on disposal of property and equipment increased significantly from ~~W~~115 million in 2006 to ~~W~~3,931 million in 2007, mainly due to the sale of office space at the Daelim Acrotel Building in Dogok-dong, Seoul, for which we realized a gain of ~~W~~3,892 million.

Gain on disposal of available-for-sale securities. Gain on disposal of available-for-sale securities increased mainly due to sale of common shares of GameOn Co., Ltd. In 2007, we sold 1,560 shares out of 2,560 shares and recognized gain on disposal of available-for-sales securities of ~~W~~2,320 million.

Income taxes.  Income tax expenses decreased 49.5% from ~~W~~5,102 million in 2006 to ~~W~~2,579 million in 2007. The income tax expenses in 2007 were attributable to an increase in the valuation allowance recorded in 2007, due to a decrease in the deferred tax liabilities recorded in equity in 2006 related to available for sale securities.  In 2006, the valuation allowance recorded was equal to the net deferred tax asset balance at December 31, 2006. For description of income tax expenses in 2006, see “— 2006 compared to 2005.”

Net income. As a result of the factors discussed above, our net loss decreased from ~~W~~47,065 million in 2006 to ~~W~~25,594 million in 2007.

2006 compared to 2005

The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,
	2005		2006
	(in millions of Won)
Online game subscriptions	~~W~~	26,830	~~W~~	21,247
Royalties and license fees		4,816		2,811
Total net revenues		31,646		24,058
Cost of revenues		12,815		15,722
Gross profit		18,831		8,336
Selling, general and administrative expenses		26,763		32,699
Research and development expenses		20,282		24,062
Operating income (loss)		(28,214)		(48,425)
Interest income		4,747		3,991
Foreign currency gains (losses), net		(377)		(501)
Gain on disposal of available-for-sale securities		173		2,535
Others, net		(9)		(88)
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest		(23,680)		(42,488)
Income tax expenses (benefit)		(5,507)		5,102
Income (loss) before equity in earnings of related equity investment and minority interest		(18,173)		(47,590)
Equity in earnings of related equity investment, net of taxes		(664)		—
Income (loss) before minority interest		(18,837)		(47,590)
Minority interest		33		525
Net income (loss)		(18,804)		(47,065)

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,
	2005	2006
	(as a percentage of total net revenues)
Online game subscriptions	84.8%	88.3%
Royalties and license fees	15.2%	11.7%
Total net revenues	100.0%	100.0%
Cost of revenues	40.5%	65.4%
Gross profit	59.5%	34.6%
Selling, general and administrative expenses	84.6%	135.9%
Research and development expenses	64.1%	100.0%
Operating income (loss)	(89.2%)	(201.3%)
Interest income	15.0%	16.6%
Foreign currency gains (losses), net	(1.2%)	(2.1%)
Gain on disposal of available-for-sale securities	0.5%	10.5%
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest	(74.8%)	(176.6%)
Income tax expenses (benefit)	(17.4%)	21.2%
Income (loss) before equity in earnings of related equity investment and minority interest	(57.4%)	(197.8%)
Equity in earnings of related equity investment, net of taxes	(2.1%)	-
Income (loss) before minority interest	(59.5%)	(197.8%)
Minority interest	0.1%	2.2%
Net income (loss)	(59.4%)	(195.6%)

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

Cost of revenues. Our cost of revenues for 2006 increased 22.7% from ~~W~~12,815 million in 2005 to ~~W~~15,722 million in 2006, and as a percentage of total revenues increased from 40.5% in 2005 to 65.4% in 2006 primarily due to:

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

Impact of inflation

In view of our operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 2.7% in 2005, 2.2% in 2006 and 2.5% in 2007.

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

5.B.           Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2005		2006		2007(1)
	(in millions of Won and thousands of US$)
							(unaudited)
Net cash used in operating activities	~~W~~	(14,007)	~~W~~	(38,660)	~~W~~	(22,026)	$(23,538)
Net cash provided by (used in) investing activities		(10,713)		(3,574)		4,995	5,339
Net cash provided by (used in) financing activities		(15,423)		(1,367)		5,756	6,151
Effect of exchange rate changes on cash and cash equivalents		-		-		(6)	(6)
Net decrease in cash and cash equivalents		(40,143)		(43,601)		(11,281)	(12,054)
Cash and cash equivalents at beginning of period		161,882		121,739		78,138	83,498
Cash and cash equivalents at end of period		121,739		78,138		66,857	71,444

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~935.8 to US$1.00, the noon buying rate in effect on December 31, 2007, as announced by the Federal Reserve Bank of New York.

In 2007, our primary sources of liquidity were existing cash on hand and cash generated from investing and financing activities. We used ~~W~~22,026 million in operating activities in 2007, as our net loss amounted to ~~W~~25,594 million during that period.

Net cash provided by investing activities in 2007 was ~~W~~4,995 million, primarily due to the proceeds from disposal of available-for-sale securities amounting to ~~W~~17,651 million and the proceeds from disposal of property, equipment and intangible assets amounting to ~~W~~7,625 million (~~W~~7,465 million of which was attributable to the sales of office space at the Daelim Acrotel Building in Dogok-dong, Seoul), partially offset by ~~W~~11,656 million used in the acquisition of available-for-sale securities and an increase of ~~W~~5,105 million in short-term financial instruments and restricted cash.

Our cash investment policy emphasizes liquidity and the preservation of principal over other portfolio considerations. We satisfy a portion of our liquidity requirements by investing excess cash in short-term financial instruments, which primarily consist of time deposits with a maturity of one year or less, and demand deposits, money market demand deposits, and money market funds with a rolling maturity of 90 days or less. In addition, to avoid being an investment company under the Investment Company Act of 1940 (Investment Company Act), we hold a substantial portion of our net cash provided by operating activities in lower-yielding bank deposits and money market instruments, which due to their liquidity and certain other characteristics are not considered to be investment securities under the Investment Company Act.

Net cash provided by financing activities was ~~W~~5,756 million for 2007, primarily due to the proceeds of the sales of treasury stock worth ~~W~~14,166 million to Woori Investment Security Co., Ltd., partially offset by ~~W~~9,443 million used for share purchase of 755,616 common shares in the market.

Capital resources. As of December 31, 2007, our primary source of liquidity was ~~W~~66,857 million (US$71.4 million) of cash and cash equivalents and ~~W~~8,047 million (US$8.6 million) of unrestricted short-term financial instruments. We believe that our available cash, cash equivalents and short-term financial instruments will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. As of December 31, 2007, Webzen Taiwan has a L/C credit line up to $660,000 from a local bank in Taiwan.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for the continuous expansion and upgrading of our existing server equipment, for which we expect to make approximately ~~W~~4.2 billion in capital expenditures in 2008. The amount and timing of any investments have not yet been determined and will depend on our ability to identify suitable acquisition targets.

5.C.           Research and Development, Patents and Licenses

During 2005 and 2006, we expected that the online game industry would continue its pattern of developing increasingly sophisticated games and offering improved graphics resolution, sound quality and other improvements to the gaming experience. In order to remain competitive, we expanded our game development and operation teams and invested in other outside game development opportunities. For example, in January 2006, we entered into a worldwide publishing rights contract for the online PC game T-project with Red5 Studios, Inc., a company based in the U.S. The contracts were for five years after the games are commercialized, and we agreed to fund part of the development costs and pay royalties for the exclusive world-wide distribution rights to the games.

During 2007 and early 2008, our management reassessed our financial position, business prospects and product lineup and made a strategic decision to focus on the development of a smaller number of products and manage our company in a more cost-efficient manner. As a result, we concentrated our development resources on Soul of the Ultimate Nation (SUN), which was being commercially launched in several overseas markets, and Huxley and decided to put on hold the development of Kingdom of Warriors (Il Ki Dang Chun) and Parfait Station until the development of the first two games were completed. In addition, we terminated the publishing rights contract for the online game APB with RTW.

5.D.           Trend Information

See “—5.A. Operating Results—Overview.”

5.E.           Off-balance Sheet Arrangements

We have provided guarantees of ~~W~~1,704 million as of December 31, 2007 to lending institutions for certain loans extended to our employees for their purchase of our common shares. The guarantees are secured by a cash deposit with the lending institution.

We opened a stand-by letter of credit account at Hana Bank until February 28, 2009 for our business in Taiwan. In turn, Hana Bank provided a guarantee of up to $660,000 for Webzen Taiwan for its borrowings from a local bank in Taiwan.

We pledged ~~W~~1,100 million in a restricted account as of December 31, 2007 to guarantee Webzen China’s payment of its short-term borrowings from Korea Exchange Bank Shanghai Branch.

We do not have any outstanding hedging contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign currency risk.”

5.F.           Contractual Obligations

The tables below set forth the maturities of contractual cash obligations as of December 31, 2007.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions of Won)
Contractual obligations
Operating lease obligations	3,168	1,291	1,133	744	—
Capital lease obligations	127	51	76	—	—
Purchase obligations(1)	13,195	10,294	2,901	—	—

(1)	The Company entered into a game development contract with Red5 requiring payments of ~~W~~10,294 million within one year and ~~W~~2,901 million after one year but within three years from December 31, 2007.

Item 6.	Directors, Senior Management and Employees

6.A.           Directors and Senior Management

The following table sets forth the names, ages and positions at our company and other positions held by our Directors and officers as of May 31, 2008:

Name	Age	Position
Nam-Ju Kim	36	President, Chief Executive Officer and Director (Representative Director)
Hyung-Cheol Kim	34	Chief Financial Officer and Director
Kil-Saup Song	32	Technology Advisor and Director
Seong-Hoon Joo	33	Legal Counsel and Director
Yong-Seo Choi	39	Chief Operating Officer and Director
Young-Bong Yoon	40	Outside Director and a member of the Audit Committee
Beom-Soo Seo	40	Outside Director and a member of the Audit Committee
Young-Hwan Choi	28	Outside Director and a member of the Audit Committee

Nam-Ju Kim is a founder of Webzen and has served as a Director since April 2000 and as the Representative Director, President and Chief Executive Officer since September 2002. From 1995 to 2000, he freelanced as a game developer. Mr. Kim graduated from Seoul Yerim Art High School.

Kil-Saup Song is a founder of Webzen and has served as a Director since April 2000 and as a part-time Technology Advisor since May 2007. From April 2000 to May 2007, he served as the Chief Technology Officer of our company. He has been a registered director of 9Webzen, our Hong Kong joint venture, since January 2003. He served as a game developer for Pantech Co., Ltd., a wireless telecommunication company, from 1998 to 2000. Mr. Song graduated from Euijungboo Technology High School.

Hyung-Cheol Kim is the newly elected Director and Chief Financial Officer serving since March 2008. From 2004 to 2007, he served as head of the business planning team at Daum Communication Co., Ltd. From 2001 to 2004, he worked at Saebit Accounting Firm as a manager. Mr. Kim received a bachelor’s degree in business administration from Korea University in 1996.

Yong-Seo Choi is the newly elected Director and Chief Operating Officer serving March 2008. From 2006 to 2007, he served as a senior manager at Samil PWC. From 2005 to 2006, he worked at Visphor as a software architect. From 1999 to 2004, he served as a senior consultant for Microsoft Korea. Mr. Choi received a bachelor’s degree in industrial engineering from the Busan University and a master’s degree from The Graduate School of Information System, Sogang University.

Seong-Hoon Joo has served as a Director since March 2008. He has worked as an in-house legal counsel at Woori Investment Security Co., Ltd. since 2007. From 2005 to 2007, he worked at KCL law firm as a lawyer. He completed Judicial training from the Judicial Research Training Institute on 2005. Mr. Joo received a bachelor’s degree in law from the Hanyang University.

Young-Bong Yoon has served as an Outside Director and a member of the Audit Committee since March 2008. He has been working as a certified public accountant at Samduk Accounting Corporation since 2007. From 2001 to 2007, he worked at Woori Accounting Firm as a CPA. From 1999 to 2001, he worked at LG Investment & Security Co., Ltd. at its corporate finance department. Mr. Yoon received a bachelor’s degree in economics from Sungkyunkwan University in 1994.

Beom-Soo Seo has served as an Outside Director and a member of the Audit Committee since March 2008. He is an attorney-at-law and has worked at Najeunhapdong Law Office since 2006. From 2005 to 2006, he worked at Onnuri law firm. He completed judicial training at the Judicial Research Training Institute on 2005. Mr. Seo received a bachelor’s degree in law from Korea University.

Young-Hwan Choi was newly elected as a Outside Director and a member of the Audit Committee since March 2008. He served as a business consultant at Monitor Group. Mr. Kim received a bachelor’s degree in business administration from Yonsei University.

6.B.           Compensation

We have not extended any loans or credit to any of our Directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2007, the aggregate amount of compensation paid by us to all Directors and executive officers was ~~W~~1.1 billion. We have not granted any stock options to any of our Directors and executive officers during this period. At our general meeting of shareholders, held on March 28, 2008, our shareholders approved an aggregate amount of up to ~~W~~0.8 billion as compensation for our executive officers for the year 2008.

Under the Korean Labor Standard Act, we are required to pay a severance amount to eligible employees, including Directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for an officer or Director equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our Severance Payment Regulation, which depending on the position of the officer or Director ranges from two to four.

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

The term of office for our Directors is three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The terms of Nam Ju Kim and Kil Saup Song expire on March 27, 2009. The term of office for our newly elected Directors is two or three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The terms of Hyung-Cheol Kim, Yong Seo Choi and Seong Hoon Joo expire on March 27, 2011, and those of Young-Bong Yoon, Beom-Soo Seo and Young-Hwan Choi expire on March 27, 2010.

However, Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a general meeting of shareholders. None of our Directors is party to a service contract with our company that provides for benefits upon termination of employment.

The board of Directors elects representative Directors from its members. Under the Korean Commercial Code and our Articles of Incorporation, any Directors with a special interest in an agenda of a board meeting may not exercise his voting rights at that board meeting.

Independent Directors

Our ADSs are listed for quotation on the Nasdaq Market and we currently are subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, Marketplace Rule 4350(c), a majority of the board of Directors should be comprised of independent directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. The Korea Securities and Exchange Act and regulations thereunder require companies listed on the KOSDAQ or KRX Stock Market to have at least one fourth of its board of Directors comprised of outside directors. Under Korean law, a director or officer of the company, any person who served as a director or an officer of the company during the past two years, certain family members of a director of the company or certain other affiliates of the company, do not qualify as an outside director. We elected three independent Outside Directors in March 2008 to comply with Korean law, but we do not satisfy the majority independent board requirement under Marketplace Rule 4350(c)(1).

Audit Committee

The Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission (“SEC”) to require U.S. national securities exchanges and national securities associations, such as the Nasdaq Global Market, to adopt rules prohibiting the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in the Sarbanes-Oxley Act. The SEC adopted final rules relating to the audit committee requirements on April 9, 2003, and approved related proposed changes to the Nasdaq corporate governance rules on November 4, 2003. Marketplace Rule 4350(d), which sets forth the requirements for listing company’s audit committees, requires that at least three independent directors who are able to read and understand fundamental financial statements serve on the committee.

Under the Korean Commercial Code, a company may elect between appointing a statutory internal auditor or establishing an audit committee.

To comply with the Sarbanes-Oxley Act and the SEC rules and regulations as well as the Nasdaq listing requirements regarding the audit committee, our board of Directors established an audit committee by amending our Articles of Incorporation at the general meeting of shareholders held in March 2004. Our Audit Committee is currently comprised of the following three independent Directors: Young-Bong Yoon, Beom-Soo Seo and Young-Hwan Choi. All of our independent Directors are financially literate and our board of Directors designated Young-Bong Yoon as an audit committee financial expert. The Audit Committee is responsible for examining internal transactions and potential conflicts of interest and reviewing company accounting and other relevant matters. Under the Korean Commercial Code, the Audit Committee has the right to request the board of Directors to convene a shareholders’ meeting by providing a document that sets forth the agenda and reasons.

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

Under Rule 4350(b)(1)(A), issuers are required to distribute to shareholders copies of annual reports containing audited financial statements prior to the companies’ annual meetings and to file with Nasdaq at the time they are distributed to shareholders. We do not distribute our annual report to our shareholders. Instead, we make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices at least one week before the annual general meeting of shareholders. We also file our annual report on the Data Analysis Retrieval and Transfer System, or DART, an electronic disclosure system operated by Financial Supervisory Service (“FSS”), in accordance with the rules under the Korean Securities and Exchange Act.

Under Rule 4350(c)(2), issuers are required to have regularly scheduled meetings (executive sessions) at which only independent directors are present. We do not hold executive sessions of independent Directors, as such meetings are not required under Korean law. However, our three independent Directors serve on our Audit Committee and meet regularly.

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

Under Rule 4350(h), issuers should conduct a review of all related party transactions on an ongoing basis and all such transactions should be approved by the audit committee. Korean law does not have a comparable requirement, and our board of Directors reviews and approves related party transactions. Under the Korean Commercial Code and our Articles of Incorporation, however, any Director with a special interest in an agenda item of a board meeting may not exercise his voting rights at that board meeting.

Rule 4350(i) requires issuers to obtain shareholder approval prior to the issuance of certain securities, including when an issuance will result in a change of control, or in connection with the acquisition of the stock or assets of another corporation. We do not obtain shareholder approval for all of the cases provided in Rule 4350(i). However, under the Korean Commercial Code and our Articles of Incorporation, we do require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding, when we acquire all of the business of any other company or a part of the business of any other company that has a material effect on our business, issue new shares at a price below par value, transfer all or any significant part of our business, or effect a capital reduction.

6.D.           Employees

As of December 31, 2007, we had 672 full-time employees. The following tables set forth the number of permanent employees at Webzen and its subsidiaries, for the dates indicated:

	As of December 31,
	2005	2006	2007
Employees
Game development, web development and system engineering team	585	548	450
Game operations team	73	99	84
International business, strategy and planning, management support and game marketing team	275	224	138
Total	933	871	672

None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

As of December 31, 2007, our wholly-owned subsidiaries, Webzen Taiwan, Webzen China, and Webzen America, had 56, 72 and 4 full-time employees, respectively.

As of December 31, 2007, 9Webzen and its subsidiary employed 65 employees in China, none of whom is represented by a labor union or covered by a collective bargaining agreement.

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

Hana Bank and Korea Exchange Bank extended loans to members of our employee stock ownership association. As of December 31, 2007, we have pledged short-term financial instruments in the amount of ~~W~~1,704 million to guarantee these bank loans. On the same date, we also had outstanding housing and other loans to our employees in the aggregate amount of ~~W~~1,291 million. We have not experienced any defaults under these loans to our employees. We provide these loans as a benefit to our employees and not as a requirement under Korean law. Our executive officers and Directors are not eligible for these loans.

6.E.           Share Ownership

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

According to our Articles of Incorporation, we may grant stock options that are exercisable to purchase our common shares and preferred shares. Such stock options can vest after two years from the stock option grant date and can be exercisable up to seven years (four years for options granted in 2007) from the date of the grant. The stock option may be cancelled by a resolution of our board of Directors:

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

On January 20, 2005, we granted stock options to our employees to purchase an aggregate of 118,800 common shares. All of the options granted on this date can be exercised between January 20, 2008 through January 19, 2010, at a purchase price of ~~W~~24,100 per share. On April 14, 2005, we granted stock options to our employees to purchase an aggregate of 24,500 common shares. All of the options granted on this date can be exercised between April 14, 2008 through April 13, 2010 at a purchase price of ~~W~~24,100 per share. On April 12, 2006, we granted stock options to our employees to purchase an aggregate of 41,000 common shares. All of the options granted on this date can be exercised between April 12, 2008 through April 11, 2010 at a purchase price of ~~W~~24,100 per share. Options for 18,000 shares of the total 41,000 shares were granted to two executive officers. On July 18, 2007, we granted stock options to our employees to purchase an aggregate of 114,000 common shares. All of the options granted on this date can be exercised between July 12, 2009 through July 11, 2011 at a purchase price of ~~W~~16,000 per share. On October 12, 2007, we granted stock options to our employees to purchase an aggregate of 77,000 common shares. All of the options granted on this date can be exercised between October 12, 2009 through October 11, 2011 at a purchase price of ~~W~~14,000 per share.

As of April 25, 2008, options to purchase an aggregate of 242,300 common shares were outstanding, and 109,700 of the 242,300 outstanding options were granted to our Directors or executive officers.

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

We established our employee stock ownership association in November 2002. As of December 31, 2007, 78 of our employees were members of the employee stock ownership association.

Item 7.	Major Shareholders and Related Party Transactions

7.A.           Major Shareholders

The following table sets forth information as of June 15, 2008 known to us with respect to the beneficial ownership of our common shares by:

•	each person who is the beneficial owner of more than 5% of our common shares;

•	each of our Directors;

•	each of our named executive officers; and

•	all of our executive officers and Directors as a group.

The percentage in column (A) of the following table is based on 12,974,000 of our common shares issued as of June 20, 2008, and the percentage in column (B) is based on 11,856,948 of our common shares issued and outstanding as of the same date. The numbers of shares in the table include shares that can be acquired within 60 days through the exercise of any option, warrant or right or through conversion of any securities, or otherwise. None of our common shares entitles the holder to any preferential voting rights.

	Number of shares beneficially owned	Percentage beneficially owned (A)	Percentage beneficially owned (B)
Directors and officers:
Nam-Ju Kim(1)	813,279	6.27%	6.86%
Hyung-Cheol Kim	3,400	0.03%	0.03%
Kil-Saup Song(1)	622,491	4.80%	5.5%
Seong-Hoon Joo	0	0	0
Yong-Seo Choi	4,224	0.03%	0.04%
Young-Bong Yoon	0	0	0
Beom-Soo Seo	0	0	0
Young-Hwan Choi	0	0	0
All executive officers and Directors as a group	1,443,394	11.13%	12.43%
Other major shareholders:
Ki-Yong Cho(1)	600,000	4.62%	5.06%
Woori Investment Security Co., Ltd.(1)	797,649	6.15%	6.73%
NHN Games Corporation	1,364,592	10.52%	11.51%

(1)
Kil-Saup Song , Ki-Yong Cho, Hyung-Cheol Kim, Yong-Seo Choi, Woori Investment Security Co., Ltd. and NHN Games Corporation reported to the Financial Supervisory Service of Korea (“FSS”) that the shares held by each of them are deemed to be co-held by Nam-Ju Kim under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea. Kil-Saup Song , Ki-Yong Cho, Hyung-Cheol Kim, Yong-Seo Choi, Woori Investment Security Co., Ltd. and NHN Games Corporation each executed and delivered a power of attorney appointing Nam-Ju Kim as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 200-2 of the Securities and Exchange Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ. This was to increase friendly shares and stabilize the management of our company so that the management could focus on the maximization of mid- to long-term shareholder value. The total number of shares held by these shareholders as of June 20, 2008 was 4,205,635 shares or 32.4% of the issued shares (or 35.5% of the issued and outstanding shares).

According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2007, 2,824,551 shares of our common shares were held in the form of ADSs, representing 22% of total outstanding common shares as of such date.

7.B.           Related Party Transactions

Contribution to Webzen Taiwan

On November 20, 2007, we contributed US$1.2 million to Webzen Taiwan, our wholly-owned subsidiary, in exchange for 4,000,000 newly issued common shares of the company. In addition, we opened a stand-by letter of credit at Hana Bank until February 28, 2009 for our business in Taiwan and, in turn, Hana Bank provided a payment guarantee of U$660,000 for Webzen Taiwan’s loan from a local bank in Taiwan.

Loan to Webzen America

We extended a US$2.0 million aggregate amount loan to Webzen America on February 16, 2007 and June 26, 2007. The term was for three years and the interest rate was 5%. Webzen America will use the proceeds of the loan for general corporate use.

Guarantee for Webzen China

We pledged ~~W~~1,100 million in a restricted account as of December 31, 2007 to guarantee Webzen China’s payment of its short-term borrowings from Korea Exchange Bank, Shanghai Branch.

Service Contracts with Woori Investment Security Co., Ltd.

In December, 2007, we entered into a consulting service contract with Woori Investment Security Co., Ltd. for advisory service regarding our corporate governance and recorded ~~W~~67 million as service fees during 2007.

In July 2007, we entered into a consulting service contract with Woori Investment Security Co., Ltd. for advisory service regarding the operation of our share repurchase program and recorded ~~W~~446 million as service fees during 2007.

7.C.           Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

8.A.           Consolidated Statements and Other Financial Information

All relevant financial statements are included in “Item 18. Financial Statements.”

Legal proceedings

Prior to our general meeting of shareholders, held on March 28, 2008, Neowave Inc. and Liveplex Co., Ltd., which nominated their own slate of Director candidates for election, filed eight law suits with the Central Seoul District Court requesting the court’s injunction to hold a special shareholders’ meeting, open our registered and beneficial shareholder list to them, open our books and records to them, block the voting of Woori Investment Security Co., Ltd. at the general shareholders’ meeting, block the shareholders’ voting on certain items proposed by our management and prohibit us from impeding the two entities’ voting. All of the abovementioned law suits were dismissed by the court, or the plaintiffs withdrew the complaint.

In April 2008, Liveplex Co., Ltd. filed a law suit with the Central Seoul District Court requesting the court to nullify the election of the management slate of Directors and Audit Committee members. In June 2008, Liveplex Co., Ltd. withdrew its complaint.

None of the law suits described herein had significant effects on our financial position or profitability.

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

Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of dividends in respect of a particular year, if any, will be made in the year following approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of the Korean Commercial Code.

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

8.B.           Significant Changes

In February 2008, we acquired 10.78% of the common stock of NeoWave, Inc. in the market for ~~W~~4,548 million.

Gameon launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in Japan in March and April 2008, respectively.

In April 2008, we terminated the publishing rights contract for the online game APB with RTW, and RTW agreed to reimburse part of the development cost we have invested by paying us certain fixed amounts and a percentage of the net receipt it will collect after the commercial launch of APB.

In May 2008, Webzen Taiwan launched open beta testing and commercial service of Mini Fighter in Taiwan.

In May 2008, we entered into a three-year license agreement with NHN USA Inc. for the distribution of Huxley in North America and Europe.

In June 2008, NHN Games Corporation acquired approximately 10.52% of our issued common shares. See “Item 7. Major Shareholders and Related Party Transactions.”

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

The following table sets forth, for the periods indicated:

•	the high and low closing sales price for our common shares as reported on the KOSDAQ;

•	the average daily trading volume of our common shares;

•	the high and low of the daily closing values of the KOSDAQ composite index; and

•	the high and low of the daily closing values of the KOSPI.

	Price per common share		Average daily trading volume	KOSDAQ		KOSPI
	High	Low		High	Low	High	Low
2003
Second quarter	125,000	71,600	144,721	508.60	382.50	690.49	538.46
Third quarter	151,500	114,800	185,487	535.00	448.50	767.46	674.75
Fourth quarter	158,500	112,000	124,814	481.70	430.90	822.16	704.29
2004
First quarter	150,900	100,000	91,376	458.40	420.28	907.43	821.26
Second quarter(1)	110,000	27,950	107,430	491.53	361.17	936.06	728.98
Third quarter	29,000	19,200	238,695	383.84	324.71	857.15	719.59
Fourth quarter	27,400	20,100	226,939	382.71	350.70	895.92	808.14
2005
First quarter	24,600	18,000	263,224	515.04	390.40	1,022.79	870.84
Second quarter	20,100	16,750	143,108	503.21	423.30	1,010.80	911.30
Third quarter	19,700	14,350	170,236	571.95	492.66	1,231.22	1,018.02
Fourth quarter	32,150	17,050	429,491	747.96	573.19	1,379.37	1,140.72
2006
First quarter	34,400	19,000	417,607	754.97	601.33	1,421.79	1,297.43
Second quarter	25,400	15,000	232,418	704.57	559.37	1,464.70	1,203.86
Third quarter	17,100	11,800	190,944	614.80	539.81	1,374.30	1,233.42
Fourth quarter	13,600	11,200	131,734	622.17	539.10	1,442.28	1,319.40
2007
First quarter	13,200	11,500	151,901	648.99	571.04	1,470.03	1,355.79
Second quarter	14,900	12,050	141,347	819.97	651.78	1,807.85	1,459.53
Third quarter	17,500	12,600	157,562	828.22	673.48	2,004.22	1,638.07
Fourth quarter	13,550	8,920	123,602	818.26	692.02	2,064.85	1,772.88
2008
January	12,800	9,850	81,695	719.25	603.11	1,863.90	1,589.06
February	11,550	9,880	69,740	660.75	612.57	1,736.17	1,631.78
March	11,400	9,810	61,155	652.55	600.10	1,703.99	1,574.44
April	10,150	8,990	38,896	654.70	641.03	1,825.47	1,702.25
May	12,800	8,980	189,674	655.80	640.96	1,888.88	1,800.58

(1)	Price decreased significantly partly due to the 3-to-1 stock split, which took place in June 2004.

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

Calendar period	High	Low	Average daily trading volume
	(US$)	(US$)	(ADSs)
2003
December	11.20	9.68	524,100
2004
First quarter	14.05	8.23	404,350
Second quarter	9.49	5.75	216,080
Third quarter	7.32	4.92	108,400
Fourth quarter	7.95	5.02	102,370
2005
First quarter	6.99	5.30	108,220
Second quarter	6.08	4.85	76,770
Third quarter	5.74	4.28	84,870
Fourth quarter	9.34	4.86	122,820
2006
First quarter	10.34	6.01	144,930
Second quarter	8.20	4.82	129,770
Third quarter	5.35	3.58	77,850
Fourth quarter	4.22	3.59	101,180
2007
First quarter	4.45	3.68	86,388
Second quarter	4.86	3.95	69,879
Third quarter	5.30	4.01	110,738
Fourth quarter	4.54	2.91	97,529
2008
January	4.06	3.25	53,161
February	3.71	2.90	39,885
March	3.42	2.74	46,785
April	3.15	2.68	16,236
May	3.64	2.50	64,285

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

As of May 31, 2008, 12,974,000 common shares were issued, and 11,856,948 common shares were outstanding. We have not issued any preferred shares. All of our issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our Articles of Incorporation, we may issue additional common shares without further shareholder approval.

Dividends

We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares, except for the fees and expenses payable by the ADS holders under the deposit agreement with respect to such dividends.

We may declare annual dividends at our annual general meeting of shareholders, which is held within three months after the end of each fiscal year or declare quarterly dividends within 45 days of March 31, June 30 and September 30. We pay dividends shortly after declaration. We may distribute the annual dividend in cash or in shares and quarterly dividend only in cash. However, a dividend in shares must be distributed at par value. If the market price of the dividended shares is less than par value, dividends in shares may not exceed one-half of the annual dividends. We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

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

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at the time and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of Directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

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

We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders entitled to subscribe for newly issued shares of the subscription deadline at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights shall lapse. Our board of Directors may determine how to distribute shares for which preemptive rights have not been exercised, as well as fractional shares.

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

In general, holders of preferred shares (other than enfranchised preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our Articles of Incorporation, any merger or consolidation, any capital reductions or in some other cases that affect the rights or interests of the preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of our total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on preferred shares as provided in our Articles of Incorporation, the holders of preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

Shareholders may exercise their voting rights by proxy. Under our Articles of Incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing a power of attorney in order to exercise such voting rights.

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

10.C.         Material Contracts

•	In February 2006, we entered into a worldwide publishing rights contract for the online game tentatively named T-Project with Red 5, a company based in the United States.

•	In June 2006, we entered into an agreement with Massive Inc. for placing advertisements in certain video games.

•	In February 2007, The9 and we entered into a US$35 million three-year exclusive license agreement with The9 to publish the PC version of Huxley in China.

•	In October 2007, we entered into three-year licensing agreement with Gameon for the distribution of Soul of the Ultimate Nation (SUN) in Japan for royalty fees with a minimum guarantee.

•	In December 2007, Webzen Taiwan entered into a publishing rights contract for the online game Mini Fighter service in Taiwan with CJ Internet.

•
In April 2008, we terminated the publishing rights contract for the online game APB with RTW, and RTW agreed to reimburse part of the development cost we have invested by paying us certain fixed amounts and a percentage of the net receipt it will collect after the commercial launch of APB.

•	In May 2008, we entered into a three-year license agreement with NHN USA Inc. for the distribution of Huxley in North America and Europe.

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

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares and certain equity related debt securities, such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of such holding to the FSC and the KSX or the Korea Securities Dealers Association within five business days after reaching the 5% ownership interest threshold. In addition, any change (1) in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities, or (2) in the shareholding purpose, is required to be reported to the FSC and the KSX within five business days from the date of such change. However, the reporting deadline of such reporting requirement is extended for institutional investors who hold shares for purposes other than management control to the tenth day of the month immediately following the month in which the shares were acquired or the shareholdings were otherwise changed. Under the recently amended Korean Securities and Exchange Act, those who report that the purpose of their shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report.

Violation of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment, and may result in a loss of voting right with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of such non reported Equity Securities.

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

•	acquisition of shares offered and subscribed overseas for listing on foreign securities exchanges;

•	over the counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	acquisition of underlying shares by an overseas depositary in relation to the issuance of depositary receipts;

•	disposition of shares through the exercise of a dissenting shareholder’s appraisal right;

•	acquisition of shares by direct investment pursuant to the Foreign Investment Promotion Act and disposition of shares so acquired;

•	acquisition or disposition of shares through a tender offer; and

•	acquisition or disposition of shares through the electronic over the counter market brokerage companies.

For over the counter transactions between foreigners outside KRX Stock Market or KOSDAQ involving shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd lot trading of shares outside KRX Stock Market or KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by using securities borrowed from securities companies in Korea with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on KRX Stock Market or KOSDAQ (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX Stock Market or KOSDAQ, no separate report by the investor is required, because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX Stock Market (as discussed above) must be reported by the foreign investor or its standing proxy to the Governor at the time of each such acquisition or sale; provided that a foreign investor must ensure that any acquisition or sale by it of shares outside KRX Stock Market or KOSDAQ, in the case of trades in connection with a tender offer, odd lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment trust companies, internationally recognized foreign custodians, the entity licensed to be engaged in futures transaction business under Korean Futures Transaction Law, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ rights, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities itsself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, entities licensed to be engaged in futures transaction business under Korean Futures Transaction Law, internationally recognized foreign custodians and the Korea Securities Depository are eligible to act as a custodian of shares for a nonresident or foreign investor. A foreign investor must ensure that its custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy, which delegates its authority to the Korea Trade Investment Promotion Agency, or foreign exchange banks (including domestic branches of foreign banks) under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company. For example, we are currently subject to a foreign shareholding ceiling of 49%, pursuant to the Telecommunications Business Law. A foreigner who has acquired shares in excess of this ceiling may not exercise its voting rights with respect to the shares exceeding this limit, and the MIC may take corrective action pursuant to the Telecommunications Business Law.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which it must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

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

10.E.            Taxation

Korean Taxation

The following is a summary of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisers.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to a U.S. holder (as described below) of owning and disposing of common shares or ADSs. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold common shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding common shares or ADSs as part of a hedge, straddle, integrated transaction or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding common shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

•	persons who acquired our common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations and the current income tax treaty in effect between the United States and the Republic of Korea (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

The discussion below applies to you only if you are a U.S. holder. You are a U.S. holder if you are a beneficial owner of common shares or ADSs and are, for U.S. federal tax purposes:

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

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are released before delivery of shares to the depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of a lower rate of tax for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.

Passive Foreign Investment Company Considerations

Based on the price of our common shares and ADSs during our 2007 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe that we may have been a passive foreign investment company (“PFIC”) for our 2007 taxable year. Further, there is a significant risk that we will be a PFIC for our 2008 taxable year and we may be a PFIC for future taxable years.

In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

If we are a PFIC for any taxable year during which a U.S. holder holds common shares or ADSs, such U.S. holder is subject to adverse U.S. federal income tax rules. In general, gain recognized upon a disposition (including, under certain circumstances, a constructive disposition) of common shares or ADSs by such U.S. holder is allocated ratably over the holder’s holding period for such common shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Similar rules apply to any distribution received by such U.S. holder on its common shares or ADSs in excess of 125% of the average of the annual distributions on such common shares or ADSs received during the preceding three years or the holder’s holding period, whichever is shorter.

Under certain attribution rules, if we are a PFIC, U.S. holders will be deemed to own their proportionate share of any direct or indirect subsidiaries that are also PFICs (“subsidiary PFICs”), and will generally be subject to U.S. federal income tax as if such holders directly held the shares of such subsidiary PFICs.

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

If a U.S. holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares or ADSs at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares or ADSs in a year when we are a PFIC will be treated as ordinary income. U.S. holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

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

Taxation of Distributions

Subject to the passive foreign investment company rules described above, distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. However, such dividends will not be eligible for the reduced rates of taxation for any year in which we are treated as a PFIC and the next succeeding year. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Korean taxes. The dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Korean taxes withheld from cash dividends on common shares or ADSs at the rate provided in the Treaty will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury. Korean taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against your U.S. federal income tax liability until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. See “— Korean Taxation — Dividends on the Shares or ADSs” for a description of how you can secure the Treaty rate for withholding on dividends paid by us. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

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

Foreign currency risk. We have exposure to some foreign currency exchange-rate fluctuations on cash flows from our subsidiaries and licensee partners denominated in U.S. dollars, Japanese Yen, Taiwan dollars or Renminbi. For example, our revenues may be impacted by exchange rate fluctuations in the Renminbi, U.S. dollars or Japanese Yen when revenues at overseas subsidiary or royalty payments are translated into Korean Won. Foreign exchange fluctuation could also affect the value of our assets. As of December 31, 2007, we had ~~W~~66,857 million of cash or cash equivalents, approximately ~~W~~ 1,448 million or US$1.5 million of which were held in foreign currencies such as U.S. Dollar, Chinese RMB and NT Dollar. We do not expect any material change with respect to our net income as a result of a 10% hypothetical exchange rate change.

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

14.A. to D.   Material Modifications to the Rights of Security Holders

On February 3, 2004, JPMorgan Chase Bank, as depositary for the ADSs, and we entered into the first amendment to the deposit agreement governing the ADSs, under which we reduced the total number of our common shares on deposit at any time with the depositary from 1,500,000 to 1,300,000. In connection with our 3-to-1 stock split on June 10, 2004, we entered into the second amendment to the deposit agreement to change the ratio of our common shares to ADSs from 1:10 to 3:10 and adjust the maximum number of common shares that may be accepted for deposit from 1,300,000 to 3,900,000. The second amendment went into effect on July 10, 2004.

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

As of December 31, 2007, we have used a total of approximately ~~W~~42,017 million, or approximately US$45.1 million, of our IPO proceeds. ~~W~~37,031 million was used for the development of new games, ~~W~~2,271 million was used for advertisement and marketing, ~~W~~1,420 million was used for equipment and computer software and ~~W~~1,296 million was used for office rent.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Report on Internal Control Over Financial Reporting

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on our evaluation, management concluded that, as of December 31, 2007, our internal control over financial reporting was effective. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Samil PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert

The Audit Committee is comprised of the following three independent Directors: Young-Bong Yoon, Beom-Soo Seo and Young-Hwan Choi. All of our independent Directors are financially literate and our board of Directors designated Yong-Bong Yoon as an audit committee financial expert, who is an independent Director, as defined in Rule 10A-3 under the Exchange Act. The Audit Committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters.

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

	For the year ended December 31,
	2006	2007
	Won	Won	US$(1)
	(in thousands)
			(unaudited)
Audit fees(2)	504,300	438,487	469
Audit-related fees	-	-	-
Tax fees	10,073	6,153	7
All other fees	-	-	-

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as announced by the Federal Reserve Bank of New York.

(2)
Audit fees in the table above are the aggregate fees in connection with the audits of our annual financial statements, the review of our interim financial statements and assistance with and review of registration statements and periodic SEC filings.

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

On April 12, 2007, our board of Directors approved a program to indirectly repurchase ~~W~~9.0 billion worth of common stock through trust accounts and, on November 29, 2007, approved a program to directly repurchase 250,000 common shares. The purpose of the share repurchase programs were to stabilize the stock price and to accumulate treasury stock for future stock option grants. The table below presents information with respect to purchases of our common stock made by us directly or indirectly through trust accounts from January 1, 2008 until April 30, 2008:

Period	Total number of common shares purchased	Average price paid per share (in Korean Won)	Total number of shares purchased as part of publicly announced plans or programs	The number of shares or the approximate Korean Won value (3) of shares that may yet be purchased under the plans or programs
August 22-30, 2007 (1)	102,453	14,479	102,453	~~W~~	6,489,266,146
September 4-28, 2007 (1)	176,123	14,130	176,123	~~W~~	4,033,429,864
October 8-31, 2007 (1)	212,348	12,027	212,348	~~W~~	508,428,577
November 1-8, 2007 (1)	45,081	11,097	45,081	~~W~~	12,583,795
December 3-14, 2007 (2)	219,611	10,997	250,000		30,389
January 23-24, 2008 (2)	30,389	10,369	250,000		0
February 15-29, 2008 (1)	160,000	10,514	160,000	~~W~~	4,597,597,847
March 3-31, 2008 (1)	295,965	10,524	295,965	~~W~~	1,506,537,664
April 1-15, 2008 (1)	149,387	10,069	149,387	~~W~~	18,126,997

(1)	Purchased through trust account.

(2)	Purchased directly by our company in the market.

(3)	Remaining balance in Korean Won value in the trust account.

PART III

Item 17.	Financial Statements

Webzen has elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Webzen and the report thereon by its independent auditor listed below are attached hereto as follows:

(a)         Consolidated Balance Sheets as of December 31, 2006 and 2007 (page F-4)

(b)         Consolidated Statements of Operations for the Years Ended December 31, 2005, 2006 and 2007 (page F-5)

(c)         Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2005, 2006 and 2007 (page F-6)

(d)         Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2006 and 2007 (page F-8)

(e)         Notes to Consolidated Financial Statements (page F-10 to F-28)

Item 19.	Exhibits

1.1*	Articles of Incorporation Amended on March 28, 2006 (English translation)

2.1**	Form of Common Share Certificate (English translation)

2.2***	Form of ADR

2.3**	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4****	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated February 3, 2004

2.5†	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts

4.1**	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Ltd.

4.2††	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

6.1	Calculation of Basic and Diluted Earnings Per Common Share and ADS (see “Note 14 to the Consolidated Financial Statements” of this Form 20-F)

8.1	List of Subsidiaries (See “Item 4. Information on the Company — 4.C. Organizational Structure” of this Form 20-F)

11.1††	Code of Ethics (English Translation)

12.1	Certifications of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certifications of Chief Financial Officer required by Rule 13a-14(a)

13.1	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b)

*	Incorporated by reference to the exhibits to the annual report on Form 20-F, filed on June 30, 2006

**	Incorporated by reference to the exhibits to the registration statement on Form F-1 (File No. 333-110321).

***	Incorporated by reference to the exhibits to Form F-6, filed on June 20, 2005.

****	Incorporated by reference to the exhibits to Form F-6, filed on February 3, 2004.

†	Incorporated by reference to the exhibits to Form F-6, filed on July 16, 2004.

††	Incorporated by reference to the exhibits to the annual report on Form 20-F, filed on June 25, 2004.

Webzen Inc. and subsidiaries
Index
December 31, 2006 and 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Webzen Inc. :

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Webzen Inc. and its subsidiaries (the "Company") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management’s Report on Internal Control over Financial Reporting" appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
June 16, 2008

Webzen Inc. and subsidiaries
Consolidated Balance Sheets
December 31, 2006 and 2007

(In millions of Korean Won and in thousands of U.S. dollars, except per share data)

					(Note 3)
	2006		2007		2007
					(unaudited)
Assets
Current assets:
Cash and cash equivalents	￦	78,138	￦	66,857	$71,444
Short-term financial instruments		5,211		8,047	8,599
Available-for-sale securities		11,748		-	-
Accounts receivable, net of allowance		4,229		4,566	4,880
Other current assets		2,882		5,188	5,543
Total current assets		102,208		84,658	90,466
Property and equipment, net		17,772		11,147	11,912
Leasehold and other deposits		18,803		21,499	22,974
Other non-current assets		3,602		4,110	4,392
Total assets	￦	142,385	￦	121,414	$129,744

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	￦	2,996	￦	3,897	$4,165
Deferred income		4,971		7,200	7,694
Other current liabilities		680		1,880	2,010
Total current liabilities		8,647		12,977	13,869
Long-term deferred income		1,388		3,987	4,260
Accrued severance benefits		5,774		4,458	4,763
Guarantee deposits		872		972	1,039
Other non-current liabilities		10		81	86
Total liabilities		16,691		22,475	24,017
Minority interest		298		70	75
Commitments and contingencies

Stockholders’ equity
Preferred stock, ￦500 par value,
6,485,000 shares authorized at
December 31, 2006 and 2007, no shares issued
and outstanding at December 31, 2006 and 2007		-		-	-
Convertible stock, ￦500 par value, 6,485,000 shares
authorized at December 31, 2006 and 2007,
no shares issued and outstanding
at December 31, 2006 and 2007		-		-	-
Common stock, ￦500 par value 27,030,000 shares
authorized at December 31, 2006 and 2007,
12,972,000 shares issued and 12,212,651 shares
outstanding at December 31, 2006 and
12,974,000 shares issued and 12,492,689 shares
outstanding at December 31, 2007		6,486		6,487	6,932
Additional paid-in capital		136,207		133,647	142,816
Accumulated deficit		(8,359)		(33,953)	(36,282)
Loans to employees related to employee stock purchase plan		(58)		-	-
Treasury stock, 759,349 shares and 481,311 shares
at December 31, 2006 and 2007, respectively		(14,237)		(6,789)	(7,255)
Accumulated other comprehensive income (loss)		5,357		(523)	(559)
Total stockholders’ equity		125,396		98,869	105,652
Total liabilities and stockholders’ equity	￦	142,385	￦	121,414	$129,744

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2005, 2006 and 2007

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share data)

							(Note 3)
	2005		2006		2007		2007
							(unaudited)
Net revenue
Online game subscriptions	￦	26,830	￦	21,247	￦	22,884	$24,454
Royalties and license fees		4,816		2,811		6,213	6,639
Total net revenues		31,646		24,058		29,097	31,093
Cost of revenues		12,815		15,722		17,505	18,706
Gross profit		18,831		8,336		11,592	12,387

Operating expenses
Selling, general and administrative expenses		26,763		32,699		22,848	24,415
Research and development expenses		20,282		24,062		23,164	24,753
Operating loss		(28,214)		(48,425)		(34,420)	(36,781)

Other income (expense)
Interest income		4,747		3,991		3,503	3,743
Foreign currency gains		59		29		239	255
Foreign currency losses		(436)		(530)		(147)	(157)
Gain (loss) on disposal of property and equipment		(40)		115		3,931	4,200
Gain on disposal of available-for-sale securities		173		2,535		3,755	4,013
Others, net		31		(203)		(118)	(125)
Loss before income tax
expenses, equity in losses
related equity investment and minority
interest		(23,680)		(42,488)		(23,257)	(24,852)
Income tax expenses (benefits)		(5,507)		5,102		2,579	2,756
Loss before equity in losses
of related equity investment
and minority interest		(18,173)		(47,590)		(25,836)	(27,608)
Equity in losses of related
equity investment, net of taxes		(664)		-		-	-
Loss before minority interest		(18,837)		(47,590)		(25,836)	(27,608)
Minority interest		33		525		242	259
Net loss	￦	(18,804)	￦	(47,065)	￦	(25,594)	$(27,349)
Loss per share
Basic and diluted	￦	(1,497)	￦	(3,847)	￦	(2,078)	$(2.22)
Weighted average number of shares outstanding
Basic and diluted		12,563,892		12,233,204		12,319,347	12,319,347

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2005, 2006 and 2007

(In millions of Korean Won and in thousands of U.S. dollars, except number of shares)

	Common Shares		Common Stock		Additional Paid-in Capital		Retained Earnings (accumulated deficit)		Loans to Employees Related to Employee Stock Purchase Plan		Treasury Stock		Accumulated Other Comprehensive Income (loss)		Total

Balance at January 1, 2005	12,900,000	￦	6,485	￦	135,513	￦	60,735	￦	(908)	￦	(2,061)	￦	(788)	￦	198,976
Treasury stock purchase	(610,698)		-		-		-		-		(10,684)		-		(10,684)
Loans to employees related to
employee stock purchase plan	-		-		-		-		571		-		-		571
Amortization of deferred
stock compensation	-		-		378		-		-		-		-		378
Dividends	-		-		-		(3,225)		-		-		-		(3,225)
Comprehensive loss:
Net loss	-		-		-		(18,804)		-		-		-		(18,804)
Unrealized gain on
available-for-sale securities, net of tax	-		-		-		-		-		-		287		287
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(87)		(87)
Total comprehensive loss															(18,604)

Balance at December 31, 2005	12,289,302		6,485		135,891		38,706		(337)		(12,745)		(588)		167,412
Exercise of stock options	2,000		1		2		-		-		-		-		3
Treasury stock purchase	(86,951)		-		-		-		-		(1,648)		-		(1,648)
Share-based compensation to employees	8,300		-		37		-		-		156		-		193
Loans to employees related to
employees stock purchase plan	-		-		-		-		279		-		-		279
Stock-based compensation
expense	-		-		277		-		-		-		-		277
Comprehensive loss:
Net loss	-		-		-		(47,065)		-		-		-		(47,065)
Unrealized gain on
available-for-sale securities, net of tax	-		-		-		-		-		-		6,484		6,484
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(539)		(539)
Total comprehensive loss															(41,120)

Balance at December 31, 2006	12,212,651		6,486		136,207		(8,359)		(58)		(14,237)		5,357		125,396
Exercise of stock options	2,000		1		2		-		-		-		-		3
Treasury stock purchase	(755,616)		-		-		-		-		(9,443)		-		(9,443)
Disposition of treasury stock	1,033,654		-		(2,725)		-		-		16,891		-		14,166
Loans to employees related to
employees stock purchase plan	-		-		-		-		58		-		-		58
Stock-based compensation
expense	-		-		163		-		-		-		-		163
Comprehensive loss:
Net loss	-		-		-		(25,594)		-		-		-		(25,594)
Unrealized gain on
available-for-sale securities, net of tax	-		-		-		-		-		-		(5,824)		(5,824)
Foreign currency translation
adjustments, net of tax	-		-		-		-		-		-		(56)		(56)
Total comprehensive loss															(31,474)
Balance at December 31, 2007	12,492,689	￦	6,487	￦	133,647	￦	(33,953)	￦	-	￦	(6,789)	￦	(523)	￦	98,869

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2005, 2006 and 2007

(In thousands of U.S. dollars, except number of shares)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (accumulated deficit)	Loans to Employees Related to Employee Stock Purchase Plan	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total

(Note 3) (unaudited)
Balance at December 31, 2006	12,212,651	$6,931	$145,552	$(8,933)	$(61)	$(15,214)	$5,724	$133,999
Exercise of stock options	2,000	1	2	-	-	-	-	3
Treasury stock purchase	(755,616)	-	-	-	-	(10,091)	-	(10,091)
Disposition of treasury stock	1,033,654	-	(2,912)	-	-	18,050	-	15,138
Loans to employees related to
employees stock purchase plan	-	-	-	-	61	-	-	61
Stock-based compensation
expense	-	-	174	-	-	-	-	174
Comprehensive loss:
Net loss	-	-	-	(27,349)	-	-	-	(27,349)
Unrealized gain on
available-for-sale securities, net of tax	-	-	-	-	-	-	(6,223)	(6,223)
Foreign currency translation
adjustments, net of tax	-	-	-	-	-	-	(60)	(60)
Total comprehensive loss								(33,632)
Balance at December 31, 2007	12,492,689	$6,932	$142,816	$(36,282)	$-	$(7,255)	$(559)	$105,652

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2006 and 2007

(In millions of Korean Won and in thousands of U.S. dollars)

							(Note 3)
	2005		2006		2007		2007
							(unaudited)
Cash flows from operating activities
Net loss	￦	(18,804)	￦	(47,065)	￦	(25,594)	$(27,349)
Adjustments to reconcile net loss
to net cash used in operating activities
Depreciation and amortization		4,126		5,871		5,441	5,814
Provision for accrued severance benefits		2,092		2,483		1,287	1,375
Equity in losses of related equity investment		862		-		-	-
Deferred income taxes		(6,132)		4,777		2,209	2,361
Gain on disposal of available-for-sale securities		(173)		(2,535)		(3,755)	(4,013)
Loss (gain) on disposal of property and equipment		40		(115)		(3,931)	(4,200)
Other		332		325		(218)	(232)
Changes in operating assets and liabilities
Accounts receivable		2,353		8		(262)	(280)
Dividends from related equity investment		1,482		-		-	-
Accounts payable and accrued expenses		1,119		(1,572)		806	861
Deferred income		(110)		(797)		4,716	5,039
Income taxes payable		(1,363)		-		-	-
Other current liabilities		163		85		117	125
Payment of severance benefits		(233)		(988)		(2,603)	(2,782)
Others		239		863		(239)	(257)

Net cash used in operating activities		(14,007)		(38,660)		(22,026)	(23,538)

Cash flows from investing activities
Increase in short-term financial
instruments		(602)		(2,321)		(2,715)	(2,902)
Decrease (increase) in restricted cash		3,219		166		(2,390)	(2,554)
Acquisition of available-for-sale securities		(36,239)		(16,280)		(11,656)	(12,456)
Proceeds from sale of available-for-sale securities		31,995		21,360		17,651	18,862
Increase in loans to employees		(1,588)		(1,405)		(861)	(919)
Decrease in loans to employees		190		1,288		1,533	1,639
Purchase of property, equipment and intangible
assets		(5,505)		(3,366)		(1,502)	(1,605)
Proceeds from sale of property, equipment
and intangible assets		2		1		7,625	8,148
Cash paid for acquisition, net of cash acquired		5,438		-		-	-
Increase in leasehold and other deposits		(7,413)		(1,479)		(7,420)	(7,929)
Decrease in leasehold and other deposits		4		192		4,730	5,055
Increase in capitalized software development
cost		-		(1,851)		-	-
Others, net		(214)		121		-	-

Net cash provided by (used in)
investing activities		(10,713)		(3,574)		4,995	5,339

Cash flows from financing activities
Issuance of common stock, net		-		2		3	3
Increase in short-term borrowings, net		-		-		916	979
Acquisition of treasury stock		(10,684)		(1,648)		(9,443)	(10,091)
Proceeds from sale of treasury stock		-		-		14,166	15,138
Increase in leasehold deposits received		-		-		100	107
Repayment of leasehold deposits received		(253)		-		-	-
Repayment of capital lease liability		-		-		(44)	(47)
Loan to employees related to employee stock
purchase plan		572		279		58	62
Dividends		(5,058)		-		-	-
Net cash provided by (used in)
financing activities		(15,423)		(1,367)		5,756	6,151

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2006 and 2007

(In millions of Korean Won and in thousands of U.S. dollars)

							(Note 3)
	2005		2006		2007		2007
							(unaudited)

Effect of exchange rate changes on cash
and cash equivalents		-		-		(6)	(6)

Net decrease in cash and
cash equivalents		(40,143)		(43,601)		(11,281)	(12,054)

Cash and cash equivalents
Beginning of year		161,882		121,739		78,138	83,498
End of year	￦	121,739	￦	78,138	￦	66,857	$71,444

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

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

On May 21, 2003, the Company issued 2,880,000 shares of its common shares at ￦10,667 per share to the public through an initial public offering in the Republic of Korea, which generated net proceeds of ￦29,529 million. The common stock of the Company was registered with the Korea Securities Dealers Automated Quotations (“KOSDAQ”) on May 23, 2003.

On December 16, 2003, the Company issued 8,700,000 ADS representing 2,610,000 common shares at $11.17 per ADS to the public through an initial public offering in the United States, which generated net proceeds of ￦109,799 million. The ADS of the Company was registered with the National Association of Securities Dealers Automated Quotation (“NASDAQ”) in the United States of America on December 16, 2003.

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

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

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

For the year ended December 31, 2007, 89%, 7% and 4% of total revenues are from Korea, Taiwan and China, respectively.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Restricted cash
As of December 31, 2006 and 2007, time deposits amounting to ￦414 million and ￦304 million have been pledged to guarantee loans made to certain employees in connection with the stock ownership plan, respectively. In addition, as of December 31, 2007, time deposits amounting to ￦1,400 million have been pledged to guarantee loans made to certain employees for the acquisition of stocks. As of December 31, 2006 and 2007, in connection with development of game, the current deposits of ￦30 million resulting from government grants is restricted for use only for the development of “Huxley”. As of December 31, 2007, ￦1,100 million have been pledged to guarantee for subsidiary’s short-term borrowings from Korea Exchange Bank in China. Those amounts are included within other current assets in the accompanying consolidated balance sheets.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

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

As of December 31, 2007, 85%, 5%, 5% and 5% of the Company's property and equipment are located in Korea, China, Taiwan and the United States of America, respectively.

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

Investment in related equity investment
The Company acquired a 49% interest in 9Webzen Limited Hong Kong ("9Webzen") in 2002. The business markets and distributes the Company’s online game “MU” in China. On December 14, 2005, the Company acquired additional 21% interest in 9Webzen from Gamenow.net (Hong Kong) Limited ("Gamenow"). Prior to the additional acquisition, the investment was accounted for using the equity method. Subsequent to the additional acquisition, the accounts of the investment are included in the accompanying consolidated financial statements.

Capitalized software development costs
The Company capitalizes certain software development costs relating to online games that will be distributed to consumers through subscriptions or licenses. The Company accounts for software

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

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

For the year ended December 31, 2006, SUN online game development cost amounting to ￦2,098 million which was incurred during open beta test period was capitalized. SUN online game was released on November 14, 2006 and, thereafter, amortized to expense using the straight-line method over the estimated economic life of the game.

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

In February 2005, the Company entered into a worldwide publishing rights contract for the online PC game APB with Real Time Worlds Ltd., a company based in Scotland. In June 2005, the Company entered into a worldwide publishing rights contract for the console version (XBox 360) of the online game APB. In addition, in January 2006, the Company entered into a worldwide publishing rights contract for the online PC game T-project with Red5 Studios, Inc.(“Red5”), a company based in United States of America. These contracts are for five years after the games are commercialized, and the Company has agreed to pay royalties for the exclusive world-wide distribution rights to the games.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

According to the contracts, RTW and Red5 are to develop the game and transfer the worldwide publishing rights to the Company in exchange for advance cash payments to be made in quarterly installments and future royalty payments. If a marketable game is developed, the Company will pay RTW and Red5 royalties based on certain percentage of revenues generated from the games. The advance payments made by the Company will be used to offset against the future royalty payments. For the years ended December 31, 2005, 2006 and 2007, the Company paid ￦7,205 million, ￦11,156 million and ￦13,894 million, respectively, in accordance with the terms of the contract. This payment was expensed and recorded as a research and development expense in the consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007.

In April 2008, the Company subsequently entered into a termination agreement with RTW to terminate the aforementioned worldwide publishing rights contracts for the online PC game and the console version (XBox 360) of the online game APB. According to this agreement, the Company shall have no rights or licenses with respect to the game APB and the Company shall be compensated with payment in cash on or before December 31, 2008 and 15% of cash receipt following commercial release of the game APB for the first three years from commercial launch.

Research and development costs included in the cost of revenues for the years ended December 31, 2005, 2006 and 2007 amounted to ￦2,149 million, ￦4,147 million and ￦7,369 million, respectively.

Advertising
The Company expenses advertising costs as incurred. Advertising expense was approximately ￦8,176 million, ￦8,898 million and ￦2,271 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company enters into marketing arrangements with independent distribution agents to distribute its MU and SUN online game product to internet cafes in Korea. Under the terms of these agreements, the Company remits monthly cash payments to the agents based upon cash collections for the previous month. These agreements are typically 12 months in duration. The Company accounts for the revenue from sales through its distribution agents at the gross sales price and records a marketing expense, or sales commission, representing 23% for 2005 and 2006 and 20% for 2007 of the gross selling price in accordance with the terms of the distribution agreement.

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

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

Lease Transactions
 The Company accounts for lease transactions as either operating leases or capital leases, depending on the terms of the underlying lease agreement. Equipments acquired under capital lease agreements, are recorded at cost as property and equipment, and depreciated using the straight-line method over their estimated useful lives. In addition, the aggregate lease payments are recorded as obligations under capital leases, net of accrued interest. Accrued interest is amortized over the lease period using the effective interest rate method.

Vehicles, housing and offices acquired under operating lease agreements are not included in property and equipment. The related lease rentals are charged to expense when incurred.

Foreign currency translation
The Company, including all of its subsidiaries, uses their local currencies as their functional currencies. The financial statements of the subsidiaries are translated into the Korean Won in accordance with Statements of Financial Accounting Standards(“SFAS”) No.52, Foreign Currency Translation. All the assets and liabilities are translated to the Korean Won at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature, are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated comprehensive income (loss) of shareholders’ equity.

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

Stock-based compensation
The Company adopted SFAS No. 123(R), Share-Based Payment (“FAS 123(R)”) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting FAS 123(R). Under the modified prospective method, compensation expense recognized includes the estimated expense for stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and the estimated expense for the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 Accounting for Stock-Based Compensation (“FAS 123”). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2006 and 2007 are based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred under FAS 123.

Income taxes
The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“FAS 109”). Under FAS 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

 On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) issued interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a cumulative likelihood of greater than 50 percent of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability or (c) both (a) and (b). Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation.

Reclassifications
Certain amounts in the 2005 and 2006 consolidated financial statements have been reclassified to conform to 2007 presentation.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

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

Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value in an attempt to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption may have on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(revised 2007) Business Combinations (“FAS 141(R)”). This standard establishes principles and requirements for how the acquirer recognizes and measures the acquired identifiable assets, assumed liabilities, noncontrolling interest in the acquiree, and acquired goodwill or gain from a bargain purchase. FAS 141(R) also determines what information the acquirer must disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.  The Company is assessing the potential impact of this standard on the financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“FAS 160”). This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS 160 is effective for the Company as of January 1, 2009 with early adoption prohibited. FAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this standard is initially applied.  The presentation and disclosure requirements of this standard shall be applied retrospectively for all periods presented and will impact how the Company presents and discloses noncontrolling interests and income from noncontrolling interests in our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

●	a tabular summary of the fair values of derivative instruments and their gains and losses
●	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and
●	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact of adopting this standard.

3.    Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar ("US dollar") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 935.8 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2007. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.    Property and equipment, net

Property and equipment as of December 31, 2006 and 2007 are as follows:

(in millions of Korean Won)	2006		2007

Land	￦	2,612	￦	1,514
Building		6,144		3,363
Computer and equipment		20,081		18,487
Furniture and fixtures		3,306		3,314
Vehicles		45		72
Software-externally purchased		5,710		6,505
		37,898		33,255
Less: accumulated depreciation and amortization		(20,126)		(22,108)
	￦	17,772	￦	11,147

Depreciation and amortization expense for the years ended December 31, 2005, 2006 and 2007, were ￦4,125 million, ￦5,687 million and ￦4,670 million, respectively. The amortization expense of externally purchased software for 2008, 2009, 2010, 2011 and 2012 is ￦1,046 million, ￦592 million, ￦311 million, ￦154 million and ￦88 million, respectively.

5.    Acquisition

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

On December 14, 2005, the Company acquired 21% of the common stock of 9Webzen from Gamenow for $2,750 thousand (￦2,831 million equivalent) in cash.

At the date of the acquisition, the Company obtained an independent valuation of the assets acquired and liabilities assumed, resulting in goodwill amounted to ￦388 million.

Goodwill was reviewed for impairment in accordance with SFAS No. 142 Goodwill and other Intangible Assets on each balance sheet date. As of December 31, 2006, a goodwill impairment loss of ￦388 million was recognized in the reporting unit since the carrying amount of the reporting unit goodwill exceeded the implied fair value of that goodwill. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

6.    Investments

Investments in related equity investment
The Company acquired additional 21% of the common stock of 9Webzen on December 14, 2005 and there is no equity method investee as of December 31, 2006 and 2007. Summarized financial information of the Company’s equity method investee, which is 9Webzen Ltd., for 2005 is as follows :

(in millions of Korean Won)	As of December 31, 2005 and for the period from January 1, 2005 through December 14, 2005

Financial position information of the equity investment
Current assets	￦	10,021
Non-current assets		1,632
Current liabilities		2,353
Retained earnings		7,458
Total equity		9,300

Income statement information of the equity investment
Revenue	￦	5,978
Gross loss		(260)
Operating loss		(1,402)
Net loss		(1,564)

The Company recorded ￦664 million of the equity in loss of related equity investment, net of income taxes in 2005.

Available-for-sale securities

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

The cost, gross unrealized gains and fair value of available-for-sale securities as of December 31, 2006 and 2007 are as follows:

(in millions of Korean Won)	Cost		Gross unrealized gains		Fair value
As of December 31, 2006
Available-for-sale:
Beneficiary certificates	￦	1,978	￦	363	￦	2,341
Equity securities		429		8,978		9,407
	￦	2,407	￦	9,341	￦	11,748
As of December 31, 2007
Available-for-sale:
Equity securities	￦	167	￦	1,308	￦	1,475

The investment in equity securities are comprised of 2,560 shares and 1,000 shares of GameOn Co., Ltd. as of December 31, 2006 and 2007, respectively, and the Company owns 3.36% and 1.01% of shares of GameOn Co., Ltd., respectively.

Unrealized gains on available-for-sale securities, net of tax, included in accumulated other comprehensive income are ￦6,771 million and ￦948 million as of December 31, 2006 and 2007, respectively.

Proceeds from the sales of available-for-sale securities were ￦21,360 million and ￦17,651 million in 2006 and 2007, respectively. Gain on disposal of available-for-sale securities included in other income in 2006 and 2007 were ￦2,535 million and ￦3,755 million, respectively, on the basis of average cost method.

The fair value of equity securities amounting ￦1,475 million as of December 31, 2007 is included in other non-current assets.

7.    Accrued severance benefits

Accrued severance benefits as of December 31, 2006 and 2007 are as follows:

(in millions of Korean Won)	2006		2007

Balance at beginning of year	￦	4,325	￦	5,774
Provisions for severance benefits		2,437		1,287
Severance payments		(988)		(2,603)
Balance at end of year	￦	5,774	￦	4,458

It is estimated that no benefits will be paid over the next ten years upon employees normal retirement ages.

8.    Guarantee deposits

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

In May 2003, the Company entered into an agreement to purchase building space located in Seoul, Korea. Concurrent with the purchase, the Company agreed to allow the existing tenant to continue to lease a portion of the purchased space until 2005. The former owner had received a leasehold guarantee deposit in the amount of ￦1,937 million from the tenant in lieu of rental payments. When the Company agreed to purchase the building space from the former owner, it deducted the leasehold guarantee deposit amount from the purchase price and agreed to refund the deposit amount to the tenant upon the termination of the lease. The Company repaid guarantee deposit of ￦812 million and ￦253 million in 2004 and 2005 to the tenant, respectively.

On May 5, 2005, the Company extended the lease contract until 2007. On May 5, 2007, the Company extended the lease contract until 2009 and increased the guarantee deposits by ￦100 million. In the Korean real estate market, guarantee deposits are often received in lieu of rental payments and are free of interest, typically utilized by the landlord for the duration of the lease, and returned to the tenant upon the termination of the lease.

9.    Commitments and contingencies

The Company rents vehicles, housing and offices under operating leases, which expire at various times through 2012.

Future minimum lease payments for all operating leases at December 31, 2007, are as follows:
(in millions of Korean Won)

2008	￦	1,291
2009		702
2010		431
2011		425
2012		319
	￦	3,168

Rent expense incurred was approximately ￦1,153 million, ￦1,527 million and ￦1,502 million for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, the Company acquired equipments under capital lease agreements, with acquisition cost amounting to ￦171 million. The assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease terms. The Company’s depreciation expense, with respect to the above lease agreements, for December 31, 2007, amounted to ￦39 million.

Future minimum lease payments under capital lease agreements are as follows:

(In millions of Korean won)	Minimum lease payments	Interest	Lease liabilities (Present value)

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

Within one year	￦	58	￦	7	￦	51
From one year to three years		63		4		59
Purchase or renewal option required		-		-		17
	￦	121	￦	11	￦	127

The Company opened a Stand-by Letter of Credit account at Hana Bank until February 28, 2009 for its business in Taiwan. Hana Bank provided a guarantee of amounts up to $660 thousand for a subsidiary for its borrowings.

The Company has entered into a consulting service agreement regarding the defense of management rights with Woori Investment & Securities Co., Ltd., one of the Company’s shareholders. In accordance with the agreement, the Company provides service fee of ￦500 million and additional payment of ￦100 million per month as a base fee if litigation or settlement is occurred due to an attempt of hostile merger and acquisition. There is a contingent compensation clause requiring the payment after the deduction of the prepaid base fees ranging from ￦1,000 million to ￦2,000 million, where certain criteria are met.

10.  Stockholders’ equity

As of December 31, 2007, the Company is authorized to issue 40,000,000 shares, par value ￦500 per share, in registered form, which consists of common shares, non-voting preferred shares and common shares convertible into non-voting preferred shares. The Common shares are convertible at a rate of common share for preferred share. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company's board of directors at the time of issuance. In addition, the Company is authorized to issue the non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

All of the outstanding shares are fully paid and are in registered form. No non-voting preferred shares or convertible common shares were issued or outstanding as of December 31, 2007.

On February 2, 2006 , September 4, 2006 and September 21, 2007, the Company issued 1,000 common shares, 1,000 common shares and 2,000 common shares at ￦1,394 per share to the Company’s employees who exercised stock options which were granted on July 10, 2002.

As of December 31, 2007, the Company provided ￦1,704 million of its short-term financial instruments to banks as collateral for the employees' borrowings. The guarantees were given pursuant to the Company's employee stock purchase plan and the acquisition of stocks. The Company cannot withdraw the collateralized financial instruments until the employees' make full payment of their loans.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

Dividends
Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. During 2005, the Company declared and paid a dividend of 21.3% of net income totaling ￦3,225 million for the year 2004. In 2006 and 2007, the Company did not declared dividends.

Accumulated deficit
Accumulated deficit consist of the following as of December 31, 2006 and 2007:

(in millions of Korean Won)	2006		2007
Appropriated retained earnings
Legal reserve	￦	322	￦	322
Reserve for business rationalization		118		118
Reserve for small and medium size enterprise investment		443		443
Accumulated deficit before disposition		(9,242)		(34,866)
	￦	(8,359)	￦	(33,983)

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

11.  Treasury stock

During 2005, the Company established a treasury stock fund of ￦9,000 million according to the resolution of its board of directors on April 14, 2005. The Company acquired 610,698 shares at an aggregate cost of ￦10,684 million, 86,951 shares at an aggregate cost of ￦1,648 million and 755,616 shares at an aggregate cost of ￦9,443 million during 2005, 2006 and 2007, respectively, on

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

the open market or through the trust funds. The Company disposed of 1,033,654 shares of treasury stock at an aggregate proceeds of ￦14,166 million during 2007, resulting in decrease in additional paid-in capital amounting to ￦2,725 million. The purpose of the stock repurchase program is to help stabilize the price of the Company’s common stock in its markets.

12.  Stock purchase option plan

On July 10, 2002, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. Additionally, the total number of options may not exceed 15% of the total number of the Company's issued shares. On July 10, 2002, January 20, 2005, April 14, 2005, April 12, 2006, July 18, 2007 and October 12, 2007, the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of ￦1,394 per share, 118,800 shares at an exercise price of ￦24,100, 24,500 shares at an exercise price of ￦24,100, 41,000 shares at an exercise price of ￦24,100, 114,000 shares at an exercise price of ￦16,000 and 77,000 shares at an exercise price of ￦14,000, respectively. During 2005, 2006 and 2007, options were granted with exercise prices of not less than the fair market value of the common shares on the grant date.

The fair value of the options at the date of the grant is estimated using the Black-Sholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years (two years for options granted in 2006 and 2007) of continued employment. Upon vesting, options are exercisable between three to six years (two to four years for options granted in 2006 and 2007) from the grant date.

The following table summarizes the stock options activity under the Plan:

	Weighted-Average Number of Stock Options	Weighted Average Exercise Price Per Share		Weighted Average Fair Value of Shares Granted
(in Korean Won, except number of stock options data)
Stock options outstanding as of December 31, 2005	127,500	￦	23,388	￦	10,081
Options granted	41,000		24,100		9,594
Options exercised	(2,000)		1,394		27,682
Options canceled/forfeited	(38,200)		24,100		9,220
Stock options outstanding as of December 31, 2006	128,300		23,746		9,907
Options granted	191,000		15,194		5,690
Options exercised	(2,000)		1,394		27,682
Options canceled/forfeited	(60,500)		22,895		9,412
Stock options outstanding as of December 31, 2007	256,800	￦	17,760	￦	6,749

As of December 31, 2007, the weighted-average remaining contractual life of outstanding options was 2.69 years.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

The entire award vests at the end of three years (two years for options granted in 2006 and 2007) from the grant date. Generally, options granted in 2005 become exercisable in periodic installments, with 50% of options exercisable for one year from the third anniversary of the grant date and the rest 50% of options for one year from the fourth anniversary of the grant date. Of the options granted on April 14, 2005, 7,500 options are fully exercisable from April 14, 2008 to April 13, 2009. In addition, options granted in 2006 and 2007 become exercisable in periodic installments, with 50% of options exercisable for one year from the second anniversary of the grant date and the rest 50% of options for one year from the third anniversary of the grant date.

The total compensation expenses relating to the remaining stock options of ￦1,331 million, are recognized over the remaining vesting period on a straight line basis. For the years ended December 31, 2005, 2006 and 2007, the Company recognized a compensation expense of ￦378 million, ￦277 million and ￦163 million, respectively, for the shares granted. There were no exercisable options at December 31, 2007.

The fair value for each option was estimated at the grant date, using a Black-Scholes option pricing model, with the following assumptions:

	2005	2006	2007

Expected dividend yield	-%	-%	-%
Risk-free interest rate	3.74%	4.85%	5.43%
Expected volatility	55.56%	55.56%	56.21%
Expected life (in years from vesting)	3.47 years	2.5 years	2.5 years
Expected forfeitures	-%	41%	42%
Fair value of stock	￦ 22,870	￦ 24,700	￦ 14,868

Expected volatilities are based on historical volatility of the Company’s stock.

13.  Income taxes

Income tax expense consists of the following:

(in millions of Korean Won)	2005		2006		2007
Current
Domestic	￦	-	￦	-	￦	-
Foreign		427		325		370
		427		325		370
Deferred
Domestic		(5,934)		4,777		2,209
Foreign		-		-		-
		(5,934)		4,777		2,209
Total income tax expenses (benefits)	￦	(5,507)	￦	5,102	￦	2,579

The tax effects of temporary differences that give rise to significant portions of the deferred income

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

tax assets and deferred income tax liabilities at December 31, 2006 and 2007 are as follows:

(in millions of Korean Won)	2006		2007

Current deferred income tax assets (liabilities)
Provision for allowance	￦	795	￦	500
Deferred income		94		249
Available-for-sale securities		(2,569)		(360)
Tax loss carryforward		2,479		673
Other		(113)		49
Total gross current deferred income tax assets		686		1,111
Less valuation allowance		(686)		(1,111)
Net current deferred income tax assets	￦	-	￦	-

Non-current deferred income tax assets (liabilities)
Deferred income	￦	95	￦	153
Provisions for severance benefits		972		941
Depreciation and amortization		(156)		(128)
Research and development costs		7,415		11,162
Tax loss carryforward		8,706		14,670
Other		451		483
Total gross non-current deferred income tax assets		17,483		27,281
Less valuation allowance		(17,483)		(27,281)
Net non-current deferred income tax assets	￦	-	￦	-

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

As of December 31, 2006 and 2007, the Company recognized full valuation allowances for the net deferred tax assets as the management determined that it would not be able to realize these assets based on Webzen and its subsidiaries’ historical and projected net and taxable income.
As of December 31, 2007, Webzen and its subsidiaries had available net operating loss carryforwards of ￦55,777 million to offset future taxable income which expire in varying amounts from 2010 to 2012, except ￦6,314 million from subsidiary in the United States which expire in from 2025 to 2027.

The tax effects of temporary differences which are directly related to shareholders' equity amounted to ￦2,569 million and ￦2,209 million as of December 31, 2006 and 2007, respectively.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 27.5%.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

A reconciliation of income tax expenses (benefits) at the Korean statutory income tax rate to actual income tax expenses (benefits) are as follows:

(in millions of Korean Won)	2005		2006		2007

Taxes at Korean statutory tax rate	￦	(6,512)	￦	(11,684)	￦	(6,396)
Income tax exemption		(331)		-		-
Nondeductible items		180		(361)		(1,744)
Change in valuation allowances		892		16,548		10,223
Foreign tax credit		306		361		369
Others		(42)		238		127
Total income tax expenses (benefits)	￦	(5,507)	￦	5,102	￦	2,579

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109, on January 1, 2007. The Company did not have any unrecognized tax benefits at the beginning of the year and there has been no change during the year.

The Company is subject to taxation in the Republic of Korea, its major tax jurisdiction. The Company’s tax years for 2003, 2004, 2005, 2006, and 2007 are subject to examination by the tax authorities.

The Company’s policy is to record any penalties associated with uncertain tax positions as income tax expense in the statement of income.

14.  Earnings per share

The components of basic and diluted earnings per share were as follows:

	2005		2006		2007
Net loss available for common
stockholders (A)	￦	(18,804)		(47,065)		(25,594)
Weighted average outstanding shares
of common stock (B)		12,563,892		12,233,204		12,319,347

Common stock and common stock
equivalents (C)		12,563,892		12,233,204		12,319,347
Loss per share
Basic (A/B)	￦	(1,497)	￦	(3,847)	￦	(2,078)
Diluted (A/C)	￦	(1,497)	￦	(3,847)	￦	(2,078)

The Company did not include stock options in computation of diluted earnings per share in 2005, 2006 and 2007, because stock options are antidilutive.

15.  Related party transactions

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2007

During the normal course of business, the Company recognized ￦1,663 million as royalties and license revenue from related equity investment for the period from January 1, 2005 through December 14, 2005. In 2006 and 2007, there was no royalties and license revenue from related equity investment. Royalty revenues from the Company's license are recognized on a monthly basis after the licensee confirms its revenues based on the actual hours of services sold during the prior month.

As of December 31, 2006, the Company provided loans to employees for housing and employee stock ownership plan amounting to ￦1,762 million and ￦58 million, respectively. As of December 31, 2007, the Company provided loans to employees for housing amounting to ￦1,291 million. Short-term financial instruments amounting to ￦414 million and ￦1,704 million are subject to withdrawal restrictions in relation to bank loans of employees as of December 31, 2006 and 2007, respectively.

As of December 31, 2007, the Company has entered into a consulting agreement with Woori Investment & Securities Co., Ltd., one of the Company’s shareholders, and recorded ￦513 million as services fees based on this agreement.

16.  Subsequent Event

According to the approval of Board of Directors on February 14, 2008, the Company acquired 10.78% of the common stock of NeoWave, Inc. for ￦4,548 million.

On May 19, 2008, the Company entered into a license and distribution agreement relating to the online PC game “Huxley” with NHN USA Inc. According to the agreement, the Company is to develop the game and transfer the license and distribution rights in America and Western Europe of the game to NHN USA Inc. in exchange for advance cash payments and future running royalty based upon 35% or 38% of the net revenue for the following three years started after the game is commercialized.

17.  Supplemental cash flow information and non-cash activities

(in millions of Korean Won)	2005		2006		2007

Supplemental cash flow information
Cash paid during the year for income taxes	￦	2,496	￦	194	￦	398
Interest paid		6		4		35
Supplemental non-cash activities
Capital lease	￦	-	￦	-	￦	171

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC.

By:	/s/ Hyung-Cheol Kim
	Name:	Hyung-Cheol Kim
	Title:	Chief Financial Officer

Date:   June 26, 2008