Form 20-F
period 2008-12-31
WEBZEN INC
filed 2009-06-29
CIK 1266467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-50476

(Exact name of Registrant as specified in its charter)

Webzen Inc.
(Translation of Registrant’s name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization)

Daelim Acrotel Building, 8th Floor,
467-6 Dogok-dong, Kangnam-ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
(1) Common shares, par value Won 500 per share (“Shares”)*	The Nasdaq Global Market
(2) American Depositary Shares (“ADSs”), each of which represents three tenths of a common share	The Nasdaq Global Market

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

As of December 31, 2008, 11,856,948 Shares and 6,572,570 ADSs were outstanding.

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

☐  Item 17      ☒  Item 18

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

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2008 which was ~~W~~1,262.0 to US$1.00.

________________

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

	As of and for the years ended December 31,
	2004		2005		2006		2007		2008		2008(1)
	(in millions of Won and thousands of US$, except per share data and per ADS data)										(unaudited)
Statement of operations data:
Online game subscriptions	~~W~~	46,041	~~W~~	26,830	~~W~~	21,247	~~W~~	22,884	~~W~~	22,478	$17,812
Royalties and license fees		8,204		4,816		2,811		6,213		10,298	8,160
Total net revenues		54,245		31,646		24,058		29,097		32,776	25,972
Cost of revenues		10,723		12,815		15,722		17,505		15,102	11,967
Gross profit		43,522		18,831		8,336		11,592		17,674	14,005
Selling, general and administrative expenses		21,699		26,763		32,699		22,848		24,590	19,485
Research and development expenses		10,262		20,282		24,062		23,164		1,816	1,439
Impairment charges		—		—		—		—		505	400
Operating income (loss)		11,561		(28,214)		(48,425)		(34,420)		(9,237)	(7,319)
Interest income		3,849		4,747		3,991		3,503		3,364	2,666
Other income (expense)		(1,122)		(213)		1,946		7,660		(1,154)	(914)
Income (loss) before income tax expenses (benefit), equity in earnings (loss) of related equity investment and minority interest		14,288		(23,680)		(42,488)		(23,257)		(7,027)	(5,567)
Income tax expenses (benefit)		1,846		(5,507)		5,102		2,579		802	636
Income (loss) before equity in earnings (loss) of related equity investment and minority interest		12,442		(18,173)		(47,590)		(25,836)		(7,829)	(6,203)
Equity in earnings (loss) of related equity investment, net of taxes		2,461		(664)		—		—		—	—
Income (loss) before minority interest		14,903		(18,837)		(47,590)		(25,836)		(7,829)	(6,203)
Minority interest		206		33		525		242		154	123
Net income (loss)		15,109		(18,804)		(47,065)		(25,594)		(7,675)	(6,080)
Earnings (loss) per share:(2)										—	—
Basic		1,169		(1,497)		(3,847)		(2,078)		(641)	(0.51)
Diluted(3)		1,169		(1,497)		(3,847)		(2,078)		(641)	(0.51)
Earnings (loss) per ADS(2)(4)
Basic		351		(449)		(1,154)		(623)		(192)	(0.15)

	As of and for the years ended December 31,
	2004	2005		2006	2007	2008	2008(1)
	(in millions of Won and thousands of US$, except per share data)						(unaudited)
Diluted(3)	351	(449)		(1,154)	(623)	(192)	(0.15)
Dividends declared per share	—	250	(5)	—	—	—	—
Weighted average number of shares outstanding: (2)
Basic	12,924,119	12,563,892		12,233,204	12,319,347	11,982,216	11,982,216
Diluted(3)	12,927,206	12,563,892		12,233,204	12,319,347	11,982,216	11,982,216

Balance sheet data:
Cash and cash equivalents	161,882	121,739		78,138	66,857	41,823	33,140
Short-term financial instruments	4,925	2,935		5,211	8,047	11,523	9,131
Total assets	212,682	185,685		142,385	121,414	100,117	79,332
Total liabilities	13,706	17,406		16,691	22,475	16,929	13,414
Common stock	6,485	6,485		6,486	6,487	6,487	5,140
Total stockholders’ equity	198,976	167,412		125,396	98,869	83,188	65,918

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as announced by the Federal Reserve Bank of New York. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all.

(2)
All share and per share data have been restated as if the 3-to-1 stock split in June 2004 had occurred as of the earliest period presented. The stock split did not affect the number and par value of our American Depositary Shares (“ADS”), or the number of the stock options.

(3)
For further information on historical financial statement effects of stock option issuances, see note 12 to the notes to our audited financial statements as of and for the years ended December 31, 2007 and 2008.

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

In certain parts of this annual report, we have translated Won amounts into U.S. dollars for the convenience of investors. Unless otherwise stated, the rate we used for the translation was ~~W~~1,262.0 to US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2008. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the exchange rate for Won, expressed in Won per one U.S. dollar.

	At the end of period	Average rate (1)	High	Low
Year ended December 31,	(Won per US$1.00)
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.8	1,507.9	935.2
December	1,262.0	1,361.6	1,479.0	1,257.4
2009 (through May 31)	1,249.0	1,362.2	1,570.1	1,232.9
January	1,380.0	1,354.4	1,391.5	1,292.3
February	1,532.8	1,439.6	1,532.8	1,368.7
March	1,372.3	1,449.6	1,570.1	1,334.8
April	1,277.0	1,332.1	1,378.3	1,277.0

	At the end of period	Average rate (1)	High	Low
Year ended December 31,	(Won per US$1.00)
May	1,249.0	1,254.3	1,277.0	1,232.9

(1)
Annual average rate refers to the average of the exchange rates on the last date of each month (or a portion thereof) during the period. Monthly average rate refers to the average of daily exchange rates during the period.

Source:
For periods prior to and on December 31, 2008, the noon buying rates of the Federal Reserve Bank of New York; for periods subsequent to December 31, 2008, Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

3.B.  Capitalization and Indebtedness

Not applicable.

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.  Risk Factors

Risks Related to the Company

Risks Related to Our Business

Our business is intensely “hit” driven. If we fail to deliver “hit” products or if consumers prefer our competitors’ products over our own, our operating results could suffer.

While many new online game products are regularly introduced, only a relatively small number of “hit” titles account for a significant portion of the total net revenue in our industry. We commenced commercial service of Soul of the Ultimate Nation (SUN) in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008. The performance in Korea, however, has not met our initial expectations. We have also conducted multiple tests of Huxley from September 2007 to January 2009, and we expect to commence commercial service of Huxley in the second half of 2009 in Korea and the U.S.

We are unable to predict if our new games and services will be successful. In addition, even if any of our games are initially well-received, the introduction of more popular games by our competitors may significantly shorten the life-cycle of our game, which could cause our revenue to fall below our expectations. If our competitors develop more successful products, offer competitive products at lower prices, or if we do not continue to develop consistently high-quality and well-received products, our revenue, margins and profitability will decline.

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

Disruptions in global credit and financial markets and the resulting governmental actions around the world could have a material adverse impact on our business and the ability to meet our funding needs, and could cause the market value of our common shares and ADSs to decline.

Global credit markets have been experiencing difficulties and volatility since the second half of 2008. The market uncertainty that started from the U.S. residential market further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These developments have resulted in significant contraction, de-leveraging and reduced liquidity in the global credit markets, as well as bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, beginning with the bankruptcy filing of Lehman Brothers in September 2008. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. However, the overall impact of these legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. The United States Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. As liquidity and credit concerns and volatility in the global financial markets increased, the value of the Won relative to the Dollar has fluctuated significantly. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant decline and continuing volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our trading and investment securities portfolio. The Korea Stock Price Index declined from 1,852.0 on May 30, 2008 to 1,412.42 on June 15, 2009. In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically have led many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operation. Major market disruptions and the current adverse changes in market conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our business and the ability to meet our funding needs, as well as negatively affect the market prices of our common shares and ADSs. In addition, if our game players reduce their spending on playing massively-multiplayer role-playing online games, or MMORPGs, due to such uncertain economic conditions, our business may be adversely affected.

If we do not meet our product development schedules, our operating results will be adversely affected.

We have new games and services that we plan to launch from the second half of 2009. Huxley is scheduled for commercial launch in the second half of 2009, and T-Project is planned to have an open beta testing in 2011. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of development teams required by the increasing complexity of our products and the need to fine-tune our products prior to their release. We have in the past experienced development delays of our products. Failure to meet anticipated production or commercialization schedules may cause a shortfall in our revenue, adversely affect our profitability and cause our operating results to be materially different from expectations. In addition, the perceived or actual delay of our launch schedules has in the past and will likely in the future have a negative affect on the price of our common shares and ADSs.

We currently depend on two games, MU and Soul of the Ultimate Nation (SUN), for substantially all of our revenue.

Substantially all of our revenues and profits are currently derived from two online games, MU and Soul of the Ultimate Nation (SUN). Revenue generated from MU decreased in 2008 and may decrease in the future as the game has reached its declining stage and as users may switch to newly introduced games or other MMORPGs or discontinue playing MMORPGs. We have commenced commercial service of Soul of the Ultimate Nation (SUN) in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008, but the game is still in its initial stages contributing less to our revenue than MU. We expect that the revenue generated by Soul of the Ultimate Nation (SUN) will grow as we upgrade the game and commercially launch it in other markets. However, if revenue derived from Soul of the Ultimate Nation (SUN) does not increase at the pace we expect, or at all, MU revenue continues to decline and commercialization of new games such as Huxley is delayed for any reason, our future results of operations and the prices of our common shares and ADSs will be negatively affected.

Increased competition in the online game industry may adversely affect our business.

Competition in our industry is intense and we expect new competitors to continue to emerge. There are over 100 companies in Korea alone that are dedicated to developing and/or operating online games. Our competitors in the MMORPG industry vary in size from small companies to very large companies with dominant market shares such as Blizzard and NCsoft. Chinese game developers have also developed and successfully launched new games, many of which are tailored to the needs and tastes of Chinese game players. We also compete with online casual game and game portal companies such as NHN, Neowiz, Nexon and CJ Internet. In addition, we may face stronger competition from console game companies, such as Sony, Microsoft and Nintendo, many of which have expanded their game services and offerings to enable console games to be played over the Internet. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote resources to design and develop new games, undertake extensive marketing campaigns, adopt aggressive pricing policies, pay high compensation to game developers or compensate independent game developers to the same degree as some of our competitors. In markets outside Korea, we may not be able to provide games that are as customized to the tastes and preferences of local customers. We believe the decline in the number of MU subscribers in major overseas market such as China is attributable to the success of new games introduced by our competitors. In addition, increased competition in the online game industry may also reduce the number or growth rate of our subscribers, the average number of hours played by our subscribers, our license fee revenue or our subscription fees. All of these competitive factors may adversely affect our cash flows, operating margins and profitability.

We may be unsuccessful in completing future mergers and acquisitions, and completed mergers and acquisitions may expose us to certain risks.

If we are presented with appropriate opportunities, we may merge with another company or acquire additional complementary companies, products or technologies. Our ability to grow by mergers and acquisitions is dependent upon, and may be limited by, the availability of suitable merger and acquisition candidates, our ability to negotiate acceptable merger and acquisition terms and our assessment of the characteristics of potential merger and acquisition targets. In addition, the completion of these mergers and acquisitions is subject to a number of risks, including the ability to fund such mergers and acquisitions and the uncertainty of the legal environment relating to mergers and acquisitions.

Our acquisitions expose us to potential difficulties that could prevent us from achieving the strategic objectives for our mergers and acquisitions or harm our ability to achieve anticipated levels of profitability from our mergers and acquisitions. Specifically, these difficulties include:

•	diversion of management’s attention from the normal operation of our business;

•	potential loss of key employees and customers of the merged or acquired companies;

•	increases in our expenses and working capital requirements, which reduce our return on invested capital;

•	potential increases in debt, which increase our operating costs as a result of higher interest payments;

•	exposure to unanticipated contingent liabilities of merged or acquired companies;

•	difficulties in integrating merged or acquired businesses into our existing operations, technologies and personnel which may prevent us from achieving, or may reduce, the anticipated synergies;

•	the diversion of resources from our existing businesses and technologies;

•	the inability to generate sufficient revenue to offset the costs and expenses of mergers or acquisitions; and

•	potential loss of, or harm to, relationships with employees, customers and suppliers as a result of challenges from the integration of new businesses.

If we are not able to successfully manage these potential difficulties, our mergers or acquisitions might not result in any anticipated benefits, which could materially and adversely affect our business, financial condition and results of operations. In addition, if we fail to continue to make or execute advantages acquisitions in the future due to the foregoing and other uncertainties and difficulties, our overall long-term growth strategy could be impaired and our operating results could be adversely affected.

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

In addition, subscriber personal information leaks or any security breach may adversely affect our business. For example, there were past incidents of private information leaks in Korea that raised serious concerns among internet and online service users. Internet Auction Co. (“Auction”), the South Korean unit of U.S. online auction house eBay Inc., announced that its website had been hacked in February 2008, leading to the theft of 10.8 million users’ confidential information. LG Telecom Ltd., the country’s third largest mobile carrier, was also found to have been attacked by a hacker who managed to access the private information of its subscribers. Any failure to maintain reliable network infrastructure or proper security measures can harm our reputation and our business, expose us to litigation risks and have a negative effect on the price of our common shares and ADS.

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

We believe that we would likely be considered a passive foreign investment company (“PFIC”) for 2008, which has certain adverse U.S. federal income tax consequences to holders of common shares and ADSs.

In general, we will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income. Based on the price of our common shares and ADSs during our 2008 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe we would likely be considered a PFIC for our 2008 taxable year. Further, there is a significant risk that we will be a PFIC for our 2009 taxable year, and we may be a PFIC for future taxable years.

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

For the year ended December 31, 2008, our license and royalty revenues from operations outside of Korea, including China, Taiwan, Japan, the Philippines, Vietnam and the U.S. comprised 31.4% of our total net revenues. Foreign operations are subject to inherent risks, including disputes with our licensees or joint venture partners, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retraining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in Won in our financial statements.

As the online game industry is at an early stage of development, notwithstanding certain differences among countries, new laws and regulations may be adopted from time to time to require additional licenses and permits and to address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any such future laws and regulations applicable to the online game industry. We cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We cannot assure you that we will not be found in violation of any current laws or regulations should their interpretation change, or that we will not be found in violation of any future laws or regulations.

Risks Related to The Republic of Korea

Increased tension with North Korea could adversely affect us.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. In April 2009, after launching a long-range rocket over the Pacific Ocean, which led to protests from the international community, North Korea announced that it would permanently withdraw from the six-party talks that began in 2003 to discuss Pyongyang’s path to denuclearization. On May 25, 2009, North Korea conducted its second nuclear testing by launching several short-range missiles. After North Korea’s second nuclear testing, the Republic joined the Proliferation Security Initiative, a U.S.-led multinational initiative involving the interdiction of third-country ships on the high seas on the basis of carrying nuclear materials, over Pyongyang’s harsh rebuke and threat of war. After the United Nations Security Council passed a resolution on June 12, 2009 to condemn North Korea’s second nuclear test and impose tougher sanctions such as a mandatory ban on arms exports, North Korea announced that it would produce nuclear weapons and take “resolute military actions” against the international community.

Recently, there has been increased uncertainty about the future of North Korea’s political leadership. In June 2009, there were reports citing American and South Korean officials that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008 designated his third son, in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges.

There can be no assurance that the level of tension and instability in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, the occurrence of military hostilities or heightened concerns about the stability of North Korea’s political leadership, could have a material adverse effect on the credit rating of Korea, our operations and the price of our common shares and ADSs.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are incorporated in Korea and a significant portion of our operations and assets are based in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition, results of operations and cash flows.

Developments that could hurt Korea’s economy in the future include:

•
adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•
the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the Republic to China);

•	political, social and labor unrest;

•
a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	outbreak of the H1N1 flu or the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in the Republic;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and the Republic or the United States.

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

We currently follow home country practice in lieu of complying with certain requirements of the Nasdaq Stock Market LLC. This may afford less protection to holders of our ordinary shares and ADSs.

Rule 5605 of the Marketplace Rules of the Nasdaq Stock Market LLC, or the Nasdaq Rules, requires listed companies to have, among others, a board of directors comprised of a majority of independent directors, the holding of regularly scheduled meetings at which only independent directors are present, an audit committee comprised of a minimum of three independent directors, a compensation committee, if any, comprised solely of independent directors, and a nominations committee, if any, comprised solely of independent directors. As a foreign private issuer, however, we are permitted to, and we do, follow home country practice in lieu of the above requirements. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Item 16G. Corporate Governance” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Rules. As a result, we have fewer board members exercising independent judgment and the level of board oversight on the management of our company may therefore decrease. The board members who are not independent may also cause a merger, consolidation, change of control or other transactions or actions without the consent of the independent directors, which may lead to a conflict with the interest of holders of our ordinary shares and ADSs. Holders of our ordinary shares and ADSs may therefore be afforded less protection.

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

Item 4.  Information on the Company

4.A.  History and Development of the Company

We were incorporated as a company with limited liability under Korean law on April 28, 2000. Our legal and commercial name is “주식회사 웹젠” (pronounced “Chushikhoesa Webzen”) in Korean, and “Webzen Inc.” in English. Our registered office is located at Daelim Acrotel Building, 8th Floor, 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. Our telephone number is (822) 3498-1600. We maintain a website at http://www.webzen.com. The information on our website is not incorporated by reference into this annual report. Our agent for U.S. federal securities law purposes is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

We are a leading developer and distributor of online games in Korea. Some of the important events in the development of our business since the beginning of 2007 are set forth below:

•
In February 2007, we entered into a US$35 million three-year exclusive license agreement with Asian Development Limited, a wholly owned subsidiary of The9 Limited (“The9”), to publish the PC version of Huxley in China.

•	In April 2007, we commercially launched Soul of the Ultimate Nation (SUN) in Taiwan through our subsidiary Webzen Taiwan Inc. (“Webzen Taiwan”).

•	The9 launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in China in April and May 2007, respectively.

•	In December 2007, Webzen Taiwan entered into a publishing rights contract for the online game Mini Fighter service in Taiwan with CJ Internet.

•	Gameon launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in Japan in March and April 2008, respectively.

•	In May 2008, Webzen Taiwan launched open beta testing and commercial service of Mini Fighter in Taiwan.

•	In May 2008, we entered into a three-year license agreement with NHN USA Inc. (“NHN USA”) for the distribution of Huxley in North America and Europe.

•	In June 2008, we initiated open best test in Korea for Huxley.

•	In September 2008, NHN Games Co., Ltd. (“NHN Games”) became our largest shareholder.

•	In October 2008, we appointed new chief executive officer, Mr. Chang Keun Kim.

•	In November 2008, we won the second prize by the Chairman of Korea Communications Commission in Korea Internet Award, sponsored by Korea Communications Commission.

•	In December 2008, Huxley won the Game Graphics Prize and Game Sound Prize in 2008 Korean Game Awards.

•	In March 2009, we entered into a channeling agreement with NHN Corp. to distribute Soul of the Ultimate Nation (SUN) in Korea through NHN Corp.’s online game portal, www.hangame.com.

•	In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station.

•	In April 2009, we entered into a lease agreement with nPluto Co., Ltd., an online game developer affiliated to NHN Corp., to lease our internet data centers and servers for nPluto’s future games.

•
In May 2009, we entered into a three-year exclusive license with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com.

Since May 2008, NHN Games purchased common stock of our company (the “Common Shares”) from various shareholders including our controlling shareholders. As a result, it has gained control of our company and owned 3,080,565 Common Shares or 23.74% of the outstanding common shares as of June 30, 2009.

From May 28, 2008 to June 11, 2008, NHN Games purchased 40,592 Common Shares, equivalent to 0.3% of the then outstanding Common Shares, on the KOSDAQ market. The total amount paid by NHN Games for 40,592 shares was ~~W~~500,297,152, or ~~W~~12,325 per share.

On June 11, 2008, NHN Games purchased 821,000 Common Shares, equivalent to 6.3% of the then outstanding Common Shares, from Neowave Co., Ltd. through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 821,000 shares was ~~W~~10,262,500,000, or ~~W~~12,500 per share.

On June 11, 2008, NHN Games purchased 343,000 Common Shares from Liveplex Co., Ltd. through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 343,000 shares was ~~W~~4,527,600,000, or ~~W~~13,200 per share.

On June 11, 2008, NHN Games purchased 160,000 Common Shares from Hyunsuk Ko through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 160,000 shares was ~~W~~1,920,000,000, or ~~W~~12,000 per share.

On September 3, 2008, NHN Games purchased 259,152 Common Shares from Nam-Ju Kim through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 259,152 shares was ~~W~~4,664,736,000, or ~~W~~18,000 per share.

On September 3, 2008, NHN Games purchased 191,191 Common Shares from Ki-Yong Cho through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 191,191 shares was ~~W~~3,441,438,000, or ~~W~~18,000 per share.

On September 3, 2008, NHN Games purchased 198,357 Common Shares from Kil-Saup Song through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 198,357 shares was ~~W~~3,570,426,000, or ~~W~~18,000 per share.

On September 3, 2008, NHN Games purchased 797,649 Common Shares from Woori Investment & Securities Co., Ltd. (“Woori I&S”) through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 797,649 shares was ~~W~~14,357,682,000, or ~~W~~18,000 per share.

On September 3, 2008, NHN Games purchased 240,000 Common Shares from Hyo Sik Cho through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 240,000 shares was ~~W~~4,272,000,000, or ~~W~~17,800 per share.

On September 9, 2008, Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim each executed and delivered a power of attorney appointing NHN Games as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 147 of the Capital Market and Financial Investment Business Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ. When NHN Games purchased the Common Stock from Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Hyung-Cheol Kim (the “Individuals”) as set forth above, it had an arrangement (the “Arrangement”) with the Individuals that the Individuals would have a good faith discussion with NHN Games before exercising any voting rights of the Common Stock and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of our company, including:

•	elections and dismissals of directors;

•	amendments to the article of incorporation regarding our organization including any change to the board of directors;

•	changes to our capital;

•	approvals of dividend plans;

•	mergers and spin-offs;

•	general share exchanges or stock transfers;

•	transfers or acquisitions of significant business operations;

•	disposals of significant assets; and

•	dissolution of our company.

On June 18, 2009, NHN Games purchased 155,491 Common Shares from Nam-Ju Kim through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 155,491 shares was ~~W~~2,721,092,500, or ~~W~~17,500 per share.

On June 18, 2009, NHN Games purchased 114,714 Common Shares from Ki-Yong Cho through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 114,714 shares was ~~W~~2,007,495,000, or ~~W~~17,500 per share.

On June 18, 2009, NHN Games purchased 119,014 Common Shares from Kil-Saup Song through a block trade after the close of the KOSDAQ market.  The total amount paid by NHN Games for the 119,014 shares was ~~W~~2,082,745,000, or ~~W~~17,500 per share.

NHN Games has purchased the Common Shares for taking control of our management. At the extraordinary shareholders’ meeting held on October 24, 2008, NHN Games replaced all the members of our board of directors (the “Board”) with new members, except Hyung-Cheol Kim. See Item 6. Directors, Senior Management and Employees.

NHN Games controls the Board and thereby overlooks our business, operations and future plans. While maintaining its controlling stake in us, NHN Games intends to review its holdings in our company on a continuing basis and, depending upon the price and availability of our securities, subsequent developments affecting us, our prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in us.

Our key strategic objective is to maintain our position as a leading developer of online games in Korea and to emerge as a leading developer and publisher of online games in other markets. We are currently developing several games to diversify our game portfolio and to target various segments in the market. By developing different game genres within the massively-multiplayer online game space, such as first-person shooting games, we will seek to diversify and increase our subscriber base. In addition to our internally developed games, we are also publishing third-party games. We believe that our proven operational experience, established distribution platform and existing subscriber base make us an attractive partner for other online game companies interested in licensing their games to us for distribution in our markets. In line with this objective, we regularly review proposed online games, acquisitions, and investments to supplement and broaden our own game development activities.

4.B.  Business Overview

We are a leading developer and distributor of online games. Our game Soul of the Ultimate Nation (SUN) is a three-dimensional MMORPG provided in Korea, Taiwan, China and Japan. MU is a MMORPG initially launched in 2001 and currently provided in Korea, China, Japan, Taiwan, the Philippines, Vietnam and the U.S. We are also planning to release new online games beginning in the second half of 2009.

We commercially launched our new game Soul of the Ultimate Nation (SUN) in Korea in November 2006, in Taiwan in April 2007, in China in May 2007 and in Japan in April 2008.

We have new games and services that we plan to launch. Huxley is scheduled for commercial launch in the second half of 2009, and T-Project is planned to have an open beta testing in 2011.

Current Products

Soul of the Ultimate Nation (SUN) is a MMORPG in which the players experience an epic medieval tale in a world of emperors, armies, magicians and monsters set to an original soundtrack by Howard Shore, an Academy Award winner and composer of the theatrical score for the “Lord of the Rings” films. Soul of the Ultimate Nation (SUN) features a state-of-the-art game graphics environment, taking advantage of normal map rendering and various graphical effects, offering players rich and realistic graphics. Our programmers have developed game engines that enable fluid movement and console-level control of the game characters. Soul of the Ultimate Nation (SUN) can be accessed from any location with a high-bandwidth Internet connection. Registered subscribers may enter our network with a password and a user ID, after downloading our game client software. Players choose a character from five distinct character classes with different fighting skills and magical powers and control the development of that character by allocating points and carrying out tasks to meet the prerequisites for learning certain skills. Players can individually play the game, but they can also form a group using various communication methods to wage a large-scale battle, known as siege warfare.

We commenced the commercial service of Soul of the Ultimate Nation (SUN) in Korea in November 2006, in Taiwan in April 2007, in China in May 2007 and in Japan in April 2008.

In the markets in which we currently provide commercial service of Soul of Ultimate Nation (SUN), we provide the basic service of the game for free. End-users pay us when they buy at our in-game item shops various items for their characters, such as armor, weapons and potions, and the right at our in- game item shops to change the world or stage at our in-game item shops in which the end-user plays. This new revenue generating business model is referred to in the online game industry as “microtransaction.”

MU is an MMORPG which was initially launched in 2001. MU players select a specific character with which they develop experience and enhanced game capabilities that can be carried over into sequential gaming sessions. Players are able to communicate with each other during the game through instant messaging and may coordinate their activities with other players to form groups, thereby coordinating their game skills to achieve collective objectives.

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

Products under Development

Huxley is a massively-multiplayer online first person shooting game developed for both PCs and the Xbox 360. Users will be able to play a “Doom”-style first person shooting game with up to 5,000 other players simultaneously and battle against opposing races. Huxley has finished its closed beta testings in Korea in September 2007 and December 2007 and its open beta testing in Korea in November 2008. We expect to complete another open beta test in Korea in July 2009 and to commence its commercial service in Korea in the second half of 2009. In the U.S., we plan to conduct beta testing in the third quarter of 2009, and to commence its commercial service in the second half of 2009.

T-Project is being developed by Red 5 Studios Inc. (“Red 5 Studios”) and is planned to have a closed best testing in 2010 and an open beta testing in 2011. For T-Project, we signed a worldwide publishing rights contract with the developing company. The contract is for five years after the game is commercialized, and we have agreed to pay royalties for the exclusive world-wide distribution rights to this games. On May 28, 2009, an amendment to the original publishing agreement was made to waive our obligation to make any addition payments relating to T-project partly in exchange for Red 5 Studios’ publishing rights in the United States and Europe. Under the amendment, Red 5 Studios will pay us 10% of the revenue from the United States and Europe for five years after commercialization and an additional 5% of such revenue (with quarterly cap of US$2,083,333 with respect to the 5% additional revenue) for the first three-year period after commercialization. We will remain to be the exclusive publisher of the game in all other markets throughout the world, but we are to pay Red 5 Studios 50% of such revenue from other markets for five years after commercialization.

Parfait Station is a massively-multiplayer online shooting game targeting younger age groups and female players. We finished its closed beta testing and open beta testing in Korea in December 2007 and February 2008, respectively. In order to concentrate our development resources on Soul of the Ultimate Nation (SUN) and Huxley, we had put on hold the development of Parfait Station in 2008. In April 2009, we entered into a service agreement with NHN Games under which NHN Games will be responsible for the development, operation and maintenance of Parfait Station until five years after the commercial launch of the game.

Markets

In 2001 and 2002, substantially all of our revenue was generated from online game subscriptions in Korea. In 2003, approximately 85.5% of our revenue was generated from online game subscriptions in Korea and approximately 14.5% of our revenue was generated from the payment of royalties and license fees by our overseas licensee. In 2004, 2005 and 2006, approximately 84.9%, 84.8% and 88.3% of our revenue was generated from online game subscriptions in Korea, Taiwan and China, and approximately 15.1%, 15.2% and 11.7% of our revenue was generated from royalties and license fees paid by our licensees in the overseas markets, respectively. In 2007, approximately 67.5%, 6.6% and 4.5% of our revenue was generated from online game subscriptions and microtransaction sales in Korea, Taiwan and China, respectively, and approximately 11.4%, 6.9%, 1.4%, 1.0% and 0.7% of our revenue were generated from royalties and fees paid by our licensees in China, Japan, the U.S., Vietnam and the Philippines, respectively. In 2008, approximately 52.1%, 10.3% and 6.2% of our revenue was generated from online game subscriptions and microtransaction sales in Korea, Taiwan and China, respectively, and approximately 16.0%, 12.8%, 1.4%, 0.8% and 0.4% of our revenue were generated from royalties and fees paid by our licensees in China, Japan, the U.S., Vietnam and the Philippines, respectively.

Korea. We commenced commercial service of MU in Korea in November 2001. We divide our MU online game subscribers in Korea into individual PC account subscribers and Internet cafe subscribers. Individual PC account subscribers are individuals who log on to our game servers either from home or at work, whereas Internet cafe subscribers are commercial businesses with multiple PCs that provide Internet and online game access to their customers for hourly fees. After the introduction of the game, the number of individual PC account subscribers grew until the first quarter of 2004. Since then, the number of individual PC account subscribers has declined, and we recorded 28,696 individual account subscribers at the end of first quarter of 2009 compared to 38,461 at the end of the first quarter of 2008.

The following table sets forth information on MU users and accounts in Korea since 2007.

	2007				2008				2009
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
No. of Internet cafe accounts(1)	19,143	15,550	15,401	15,004	14,972	14,136	12,701	12,149	11,171
No. of paying individual PC account subscribers(2)	49,838	41,735	42,391	42,345	38,461	36,323	32,626	31,209	28,696

(1)
Until the first quarter of 2007, the number of Internet cafe account refers to the number of paid accounts held by Internet cafes that can access MU online game, while, since the second quarter of 2007, the same number refers to the number of accounts held by Internet cafes that actually accessed MU online game during the period indicated.

(2)	As of the end of the period.

We commenced commercial service of our new game Soul of the Ultimate Nation (SUN) in Korea in November 2006. We divide our Soul of the Ultimate Nation (SUN) online game subscribers into individual PC account subscribers and Internet cafe subscribers, but unlike MU, do not collect hourly or monthly subscription fees from them. Our Soul of the Ultimate Nation (SUN) users pay us when they buy – at our in-game item shops – various items for their characters, such as armor, weapons and potions, and the right to change the world or stage in which the end-user plays. Since March 2009, we started to provide our Soul of the Ultimate Nation (SUN) in Korea through NHN Corp’s game portal www.hangame.com. While the gamers who subscribed for Soul of the Ultimate Nation (SUN) before March 26, 2009 can use our old Soul of the Ultimate Nation (SUN) portal, all new subscribers since then are to use NHN Corp’s game portal.

The following table sets forth information on Soul of the Ultimate Nation (SUN) users and accounts in Korea since the first quarter of 2007:

	2007				2008				2009
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
No. of Internet cafe accounts(1)	19,143	12,433	11,665	9,887	8,944	6,844	5,768	3,974	2,547
No. of paying individual PC account subscribers(2)	9,050	7,743	8,471	6,937	6,180	4,674	3,939	2,714	1,740

(1)
Until the first quarter of 2007, the number of Internet cafe account refers to the number of paid accounts held by Internet cafes that can access Soul of the Ultimate Nation (SUN), while, since the second quarter of 2007, the same number refers to the number of accounts held by Internet cafes that actually accessed Soul of the Ultimate Nation (SUN) during the period indicated.

(2)	As of the end of the period.

Overseas markets. In China, we license our game to GameNow or conduct our business through 9Webzen, Ltd. (“9Webzen”), a Hong Kong company which we established with GameNow. GameNow, a wholly-owned subsidiary of The9, is an operator of a leading Chinese-language game website called The9.com and holds a 30% interest in 9Webzen. GameNow is a licensee of our game Soul of the Ultimate Nation (SUN) and it offers and distributes the game in China. GameNow, through its website The9.com, launched open beta testing of the Chinese version of Soul of the Ultimate Nation (SUN) in April 2007 and launched commercial service in May 2007. Our Soul of the Ultimate Nation (SUN) users in China pay GameNow.net, Ltd. when they buy at our in-game item shops various items for their characters, such as armors, weapons and potions, and the right to change the world or stage in which the end-user plays. MU has been distributed in China through 9Webzen since 2002. We have licensed our MU online game to 9Webzen, based on a five-year license agreement we entered into in September 2002. The license agreement was extended another two years in September 2007. The Chinese version of MU was commercialized in February 2003 after a five-month beta testing period. MU game users in China purchase online credits or prepaid cards to access the game. The operational results and financial position of 9Webzen have been consolidated with our financial statements since December 14, 2005, when we increased our interest in the company from 49% to 70%.

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

In December 2005, we entered into a three-year licensing agreement with K2 for the licensing of a MU global server. The global server provides MU service in countries where we have no exclusive licensing agreements. We received an initial installation fee for setting up the game servers and have received a certain percentage of the revenue as a royalty fee. In January 2007, we extended the global server licensing agreement for two more years. In April 2009, the extended term of the global server licensing agreement expired, and we began directly operating the MU global server starting from May 2009.

The following table presents the royalty revenue generated from MU distributors in overseas market since 2007:

	2007				2008				2009
Revenue from MU(1)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(in millions of Won)
Japan	347	675	482	498	508	461	523	751	750
Philippines	61	55	40	43	43	29	29	31	25

	2007				2008				2009
Revenue from MU(1)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(in millions of Won)
Vietnam	147	58	38	35	36	43	102	98	221
U.S.	109	103	96	109	104	93	113	133	142

(1)	Includes royalty revenue for licensing and installation fee.

The following table presents the royalty revenue generated from the Soul of the Ultimate Nation (SUN) distributors in overseas market since 2008:

	2007			2008				2009
Revenue from Soul of the Ultimate Nation (SUN)(1)	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(in millions of Won)
China	419	1,711	1,157	1,158	1,349	1,459	1,281	1,000
Japan	–	–	–	–	483	484	984	1,552

(1)	Includes royalty revenue for the licensing and installation fee.

Seasonality

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

In 2005 and 2006, we participated in the Electronic Entertainment Expo, or E3, held in Los Angeles. Since 2007, however, we decided not to participate in E3 after reassessing the marketing impact and as part of our cost-cutting measures. In 2008, our marketing activities were primarily conducted in Korea. Our advertising and promotion expenses were ~~W~~8,898 million, ~~W~~2,271 million, and ~~W~~3,824 million in 2006, 2007 and 2008, respectively.

Our marketing activities in China are managed through The9 Computer Technology Consultation Co., Ltd., and marketing activities in Taiwan are conducted by Webzen Taiwan. Marketing activities in Japan, the Philippines and Vietnam are primarily conducted by our licensees and consist of advertising on website portals and in online game magazines and conducting online promotional events.

Information Technology

In connection with deploying our games in Korea, we have designed and assembled a flexible and reliable game server and information systems network. Our distributors in China, Japan, the Philippines and Vietnam have separate game servers and information system networks modeled on our system architecture in Korea.

In order to provide MU online game service in foreign markets where we do not have a distributor, we established in September 2003 a “global server” network in our office in Korea. Through this server, users in countries in which we did not have a presence could download for free a reduced version of MU. On December 1, 2005, we licensed the operation of this global server to K2. In January 2007, we extended the global server licensing agreement for two more years. In April 2009, the extended term of the global server licensing agreement expired, and we are currently preparing to operate the MU global server through a subsidiary by June 2009.

Competition

We believe that the principal competitive factors in the online game industry are the ability to consistently attract creative game developers and offer new online games, maintain a high-quality network and implement innovative and effective sales and marketing campaigns.

Korea. Our primary subscription-based online game competitors in the Korean market are NCsoft, Neowiz, Nexon, NHN, CJ Internet, YNK, Gravity, Hanbit Soft and Blizzard Entertainment. In 2008, there were several launches of online games including NCSoft’s Aion, Hanbitsoft’s Popoming, Neowiz’s Warload and Tenvi and Nexon’s Counter Strike Online and Elsword. In 2009, the industry has launched or is expecting the launch of several additional online game titles in the Korean market, such as YNK’s Battlerohan, Hanbit Soft’s Camon Hero, Blizzard Entertainment’s StarCraft 2, NHN’s C9 and Kingdom under Fire II. The new releases of high-quality game will increase competition in our industry.

China. Our primary online game competitors in China are Shanda’s Yong Heng Zhi Ta (Aion developed by NCsoft), Netease’ World of WarCraft, Tencent’s Dungeon and Fighter and Cross Fire, 9you’s Audition, Giant’s Zheng Tu and Giant Online, and Wanmei’s Perfect World.

Japan. Our primary online game competitors in Japan are GungHo’s Ragnarok, NCsoft Japan’s Lineage II, Square Enix’s Final Fantasy Online , YNK Japan’s ROHAN and Game On’s RED STONE. To date, Japan’s game market still has been primarily driven by console games, although online games are gaining popularity among Japanese game users as broadband access becomes more widely available.

North America and Western Europe. Our primary online game competitors in the North America and Western Europe are: Blizzard Entertainment’s WOW, Mythic Entertainment’s Warhammer Online, Dark Age of Camelot and Ultima Online, Sony Online Entertainment’s PlanetSide, Turbine’s Lord of the Rings Online and Eidos’ Age of Conan. Webzen’s massively-multiplayer online first person shooting game title, Huxley: The Distopia (published by NHN USA) targets to compete with not only MMORPGs but also first person shooting games such as Halo 3.

In all of these markets, we also compete against PC-based game developers producing popular PC-packaged games, including Electronic Arts, Take Two Interactive Software, Activision, THQ and Midway Games, Inc., and against game console manufacturers such as Microsoft (which produces Xbox), Sony (which produces Playstation) and Nintendo (which produces Wii). Microsoft, Sony and Nintendo are providing Internet online game services with their consoles, Xbox 360, Playstation 3 and Nintendo Wii, respectively.

Intellectual Property

We require all key personnel engaged in technological research and development capacities to sign agreements that substantiate our exclusive right to those works and to transfer any ownership claim that they may have in those works to us.

In Korea, we own two patents relating to data transmission over the Internet for online games, obtained program registration for our games and own service marks. In other countries, we registered some of our service marks and plan to apply for the registration of our other intellectual properties. We will take legal action in any jurisdiction where we believe our intellectual property rights have been infringed.

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law, and we are insured against fire with respect to our facilities in Korea. In addition, we maintain directors’ and officers’ liability insurance policies covering potential liabilities of our Directors and officers.

Laws and Regulations

Korea. The Korean game industry is subject to comprehensive regulation by the Ministry of Culture, Sports and Tourism (“MCST”), which is responsible for establishing policies for the industry under the Act on Promotion of Game Industry. As an online game company operating in Korea, we are also subject to:

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

Taxation. Under the Special Tax Treatment Control Law, we may claim a tax credit that can be carried forward for five years. In 2006, 2007 and 2008, we realized net losses, which were claimed for carried forward tax credit. The statutory tax rate applied to us was 27.5% in 2006, 2007 and 2008 and will be reduced to 24.2% in 2009 and 22.0% in 2010.  Our deferred income taxes as of December 31, 2008 were calculated based on the assumption that the statutory tax rate of 22.0% would apply to our operational results in 2010 and thereafter.

China. The online games industry in China operates under a legal regime that consists of the State Council (especially, the State Council Information Office), which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies include the Ministry of Industry and Information Technology; the Ministry of Culture; the Ministry of Public Security; the State Administration of Industry and Commerce; and the General Administration of Press and Publications. The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, including, among others, foreign ownership restrictions, Internet content provider licenses and regulation of Internet content. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business — Foreign operations are subject to different business, political and economic risks.”

4.C.  Organization

As of December 31, 2008, Webzen Taiwan was our only significant wholly-owned subsidiary. We ceased the operation of Webzen America and Webzen China in 2008. We also own 55.4% of the common shares of Flux, Inc., a privately held wireless game developer, and 70% of 9Webzen, a joint venture with GameNow.

4.D.  Property, Plant and Equipment

Because our main business is to provide online game services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Korea. Our principal executive and administrative offices are located at the Daelim Acrotel Building, 467-6, Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. We currently own 26,582 square feet and lease 56,099 square feet. The latest of our leases expires in December 2009.

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

Overview

We are a developer and distributor of online games. Our total net revenues, which include online game subscription, microtransaction sales, royalties and license fees, were ~~W~~29,097 million and ~~W~~32,776 million in 2007 and 2008, respectively. Substantially all of our revenue come from our two online games, MU and Soul of the Ultimate Nation (SUN). With MU approaching the end of its life cycle in most of its markets and with intensifying competition due to the introduction of new games by competitors, we expect a decline in revenues generated from MU going forward.

In our overseas market, where we have licensed MU and/or Soul of the Ultimate Nation (SUN) to licensees, we recorded royalties from China, Japan, the U.S., Vietnam and the Philippines in the amounts of ~~W~~5,247 million (US$4.8 million), ~~W~~4,195 million (US$3.8 million), ~~W~~444 million (US$0.4 million) and ~~W~~279 million (US$0.3 million) and ~~W~~132 million (US$0.1 million), respectively, in 2008.

Our cost of revenues decreased in 2008 to ~~W~~15,102 million from ~~W~~17,505 million in 2007. Our operating expenses, which includes selling, general and administrative expenses and research and development expenses, significantly decreased in 2008 to ~~W~~26,406 million from ~~W~~46,012 million in 2007 as we implemented a series of cost-cutting measures. Our net loss decreased in 2008 to ~~W~~7,675 million from ~~W~~25,594 million in 2007.

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

Online subscription fees. Subscription fees are fees we directly collect from client terminal level end-users. Our revenues from our operations in Korea consist mostly of prepaid subscription fees paid by individual PC accounts and Internet cafe subscribers, accounting for ~~W~~13,589 million and ~~W~~3,326 million, respectively, in 2008. Online subscription fees earned by our consolidated subsidiaries, which recorded ~~W~~2,032 million from 9Webzen and ~~W~~3,363 million from Webzen Taiwan in 2008, are also included in this item.

Microtransaction sales. Microtransaction sales are fees we collect from in-game item sales for the online game Soul of the Ultimate Nation (SUN), which was commercialized in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008. The microtransaction sales model is also utilized in the MU online game in Japan, China and Taiwan. Under this model, players purchase points for in-game premium features. Microtransaction sales are typically paid by credit card or charged to the users’ mobile phone bills. These payments are deferred when received and the relevant revenues are recognized over the life of the premium features or as the premium features are consumed. Under our micro-transaction sales model, or item-based revenue model, game players can access our games free of charge or for a low membership fee, but may purchase consumable virtual items, including those with a predetermined expiration time, such as three months, or perpetual items, such as certain costumes that stay binded to a game player for the life of the game. Revenues in relation to consumable virtual items are recognized as they are consumed, as our services in connection with these items have been fully rendered to our game players as of that time. Revenues in relation to perpetual virtual items are recognized over their estimated lives. We will provide continuous online game services in connection with these perpetual virtual items until they are no longer used by our game players. We have considered the average period that game players typically play our games and other game player behavior patterns to arrive at our best estimates for the lives of these perpetual virtual items.

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

Royalty revenues. We receive royalty revenues from our licensees based on agreed percentage of the licensees’ revenue. Royalty revenues are recognized on a monthly basis after the licensees confirm their revenues based on the actual number of hours of services sold during the prior month. Royalty revenues generated from our consolidated subsidiaries, such as 9Webzen or Webzen Taiwan, are eliminated during the consolidation process and are not included in this item. Royalty revenues from foreign licensees accounted for 25.9% of our total net revenues in 2008. The following table sets forth our royalty revenues from each of our overseas licensees for the periods indicated.

	2007				2008
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(in millions of Won)
Royalty revenues
China(1)	–	287	1,391	836	840	1,031	1,138	959
Japan	328	656	463	478	497	870	911	1,640
Philippines	61	55	40	43	43	29	29	31
Vietnam	124	35	14	11	13	19	78	74
U.S.	51	62	54	68	64	52	71	92

(1)
Since we increased our interest in 9Webzen from 49% to 70% and 9Webzen became a consolidated subsidiary in December 14, 2005, revenues for MU in China are no longer recognized as royalty revenues, but are recorded under online subscriptions fees. Royalty revenues from China in this table refer only to royalty fees we receive from GameNow.net Ltd., the operator of Soul of the Ultimate Nation (SUN) in China.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts receivable for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable which is based on past experience and current collection trends. Allowances for accounts receivable generally arise when individual PC account subscribers who elect to make their payments through their fixed- line or mobile phone service provider fail to make such payments. We record allowances for doubtful accounts based on the historical payment patterns of our overall subscribers and increase our allowances as the length of time after which such receivables become past due increases.

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

Under the Special Tax Treatment Control Law, we may claim a tax credit that can be carried forward for five years. In 2006, 2007 and 2008, we realized net losses, which were claimed for carried forward tax credit. The statutory tax rate applied to us was 27.5% in 2006, 2007 and 2008 and will be reduced to 24.2% in 2009 and 22.0% in 2010.  Our deferred income taxes as of December 31, 2008 were calculated based on the assumption that the statutory tax rate of 22.0% would apply to our operational results in 2010 and thereafter.

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

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R established principles and requirements for how an acquirer in a business combination should recognize and measure identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of their first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements –An amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statement of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and will be applied prospectively to all noncontrolling interests, including any that arose prior to the effective date. We are assessing the impact by the initial adoption of SFAS 160 and believe that the initial adoption of SFAS 160 will not have a material impact on our financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities–An Amendment of FASB Statement No. 133” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include the following:

•	a tabular summary of the fair values of derivative instruments and their gains and losses;

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently in the process of evaluating the impact, if any, of adopting this standard.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently in the process of evaluating the impact, if any, of adopting this FSP.

Results of Operations

2008 compared to 2007

The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,
	2007		2008(1)
	(in millions of Won and thousands of US$)
					(unaudited)
Online game subscriptions	~~W~~	22,884	~~W~~	22,478	$17,812
Royalties and license fees		6,213		10,298	8,160
Total net revenues		29,097		32,776	25,972
Cost of revenues		17,505		15,102	11,967
Gross profit		11,592		17,674	14,005
Selling, general and administrative expenses		22,848		24,590	19,485
Research and development expenses		23,164		1,816	1,439
Impairment charges		0		505	400
Operating loss		(34,420)		(9,237)	(7,319)
Interest income		3,503		3,364	2,666

	For the year ended December 31,
	2007	2008(1)
	(in millions of Won and thousands of US$)
			(unaudited)
Foreign currency gain (loss), net	92	3,210	2,543
Gain (loss) on disposal of property and equipment	3,931	—	—
Gain on disposal of available-for-sale securities	3,755	34	27
Loss on impairment of available-for-sale securities	—	(3,883)	(3,077)
Others, net	(118)	(515)	(407)
Loss before income tax expenses and minority interest	(23,257)	(7,027)	(5,567)
Income tax expenses	2,579	802	636
Loss before minority interest	(25,836)	(7,829)	(6,203)
Minority interest	242	154	123
Net income (loss)	(25,594)	(7,675)	(6,080)

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008, as announced by the Federal Reserve Bank of New York.

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,
	2007	2008
	(as a percentage of total net revenues)
Online game subscriptions	78.6%	68.6%
Royalties and license fees	21.4%	31.4%
Total net revenues	100.0%	100.0%
Cost of revenues	60.2%	46.1%
Gross profit	39.8%	53.9%
Selling, general and administrative expenses	78.5%	75.0%
Research and development expenses	79.6%	5.5%
Impairment charges	0.0%	1.5%
Operating loss	(118.3)%	(28.2)%
Interest income	12.0%	10.3%
Foreign currency gain (loss), net	0.3%	9.8%
Gain (loss) on disposal of property and equipment	13.5%	0.0%
Gain on disposal of available-for-sale securities	12.9%	0.1%
Loss on impairment of available-for-sale securities	0.0%	(11.8)%
Others, net	0.4%	(1.6)%
Loss before income tax expenses and minority interest	(79.9)%	(21.4)%
Income tax expenses	8.9%	2.4%
Loss before minority interest	(88.8)%	(23.9)%
Minority interest	0.8%	0.5%
Net income (loss)	(88.0)%	(23.4)%

Revenues. Our net revenues increased 12.7% from ~~W~~29,097 million in 2007 to ~~W~~32,776 million in 2008 due to a 65.7% increase in royalties and license fees from ~~W~~6,213 million in 2007 to ~~W~~10,298 million in 2008 as royalties and license fees from Soul of the Ultimate Nation (SUN) increased from ~~W~~3,287 million in 2007 to ~~W~~7,197 million in 2008, mainly as a result of increased revenues from the PRC and commercialization of the game in Japan.  This increase in royalties and license fees was partially offset by a 1.8% decrease in online game subscriptions from ~~W~~22,884 million in 2007 to ~~W~~22,478 million in 2008 as online game subscription from Soul of the Ultimate Nation (SUN) and MU decreased during the period.

Cost of revenues. Our cost of revenues for 2008 decreased 13.7% from ~~W~~17,505 million in 2007 to ~~W~~15,102 million in 2008, primarily due to:

•
a 14.3% decrease in wages and salaries, including severance benefits, from ~~W~~8,231 million in 2007 to ~~W~~7,055 million in 2008 as our workforce in the operation and maintenance division of MU and Soul of the Ultimate Nation (SUN) decreased by 19.8% as a part of our cost-cutting measures;

•	a 23.4% decrease in depreciation from ~~W~~3,131 million in 2007 to ~~W~~2,397 million in 2008 as we disposed of equipments and office fixtures when we decreased our headquarters’ office space in 2008; and

•
a 41.8% decrease in fees and service charges from ~~W~~1,323 million in 2007 to ~~W~~770 million in 2008 mainly due to a decrease in outsourcing service fees, as we decreased the number of outsourcing workforce that worked on customer relations for Soul of the Ultimate Nation (SUN) and quality assurance during the previous year.

As a percentage of total net revenues, cost of revenues decreased from 60.2% in 2007 to 46.1% in 2008.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to providers of settlement services, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses increased 7.6% from ~~W~~22,848 million in 2007 to ~~W~~24,590 million in 2008 primarily due to:

•
a 63.4% increase in fees and commissions from ~~W~~3,369 million in 2007 to ~~W~~5,504 million in 2008 mainly due to an increase in professional fees related to defending a hostile acquisition attempt in 2008; and

•
a 68.4% increase in marketing expenses from ~~W~~2,271 million in 2007 to ~~W~~3,824 million in 2008 (as a percentage of total revenues, our marketing expenses increased from 7.8% in 2007 to 11.7% in 2008) mainly due to the advertisement costs related the launch of third closed beta test and open beta test of our new product, Huxley.

These increases were partially offset by a 15.3% decrease in payroll costs and retirement benefit costs from ~~W~~10,462 million in 2007 to ~~W~~8,859 million in 2008, as the number of general and administrative personnel decreased 30.1% compared to the prior year.

As a percentage of net revenues, selling, general and administrative expenses decreased from 78.5% in 2007 to 75.0% in 2008.

Research and development expenses. Research and development expenses incurred prior to the establishment of technological feasibility are included in this item. Research and development expenses in 2008 decreased 92.2% from ~~W~~23,164 in 2007 to ~~W~~1,816 million in 2008, despite the advance payment of ~~W~~979 million to Red 5 Studios for T-Project, partly due to a ~~W~~12,309 million setoff to the research and development expenses, which reflects the amount Realtime Worlds Inc. (“RTW”) reimbursed or agreed to reimburse us for our earlier advance payments when we terminated a game development agreement with it, and a decrease of ~~W~~7,194 million attributable various cost-cutting measures in research and development departments including decrease in wages and salaries paid and outsourcing fees paid. We expect the level of research and development expenses to decrease in 2009, as we expect to implement tight cost controls and make effective use of our development resources.

Impairment charges.  We realized an impairment charge of ~~W~~505 million in 2008, while there were no such charges in previous periods. This impairment charge in 2008 was mainly due to the impairment of equipment, capitalized leasehold improvements and certain other assets of Webzen China and Webzen America as the two entities ceased to conduct activities generating revenue and the relevant assets had not alternative use.

Interest income. Our interest income is mainly generated from cash equivalents and short-term financial instruments. Interest income decreased 4.0% from ~~W~~3,503 million in 2007 to ~~W~~3,364 million in 2008, mainly due to a decrease of cash and cash equivalents and short-term financial instruments. During the same period, the balance of our cash and cash equivalents and short-term financial instruments decreased from ~~W~~74,904 million as of

December 31, 2007 to ~~W~~53,346 million as of December 31, 2008, while the average interest rate on these assets increased.

Foreign currency gain and loss. Our net foreign currency gain increased significantly from ~~W~~92 million in 2007 to ~~W~~3,210 million in 2008. This was mainly due to an increase of valuation of foreign currency denominated assets (including account receivables and long-term loans), as Korean Won significantly depreciated against other major currencies including U.S. dollar in 2008.

Gain on disposal of property and equipment. We realized net gain on disposal of property and equipment of ~~W~~3,931 million in 2007, but no such gain in 2008.  The gain on disposal of property and equipment in 2007 was mainly due to the sale of office space at the Daelim Acrotel Building in Dogok-dong, Seoul.

Gain on disposal of available-for-sale securities. Our gain on disposal of available-for-sale securities decreased 99.1% from ~~W~~3,755 million in 2007 to ~~W~~34 million in 2008. The net gain in 2007 of ~~W~~2,320 million was from sale of common shares of GameOn Co., Ltd. and ~~W~~1,435 million from disposal of beneficial certificates and other available-for-sale securities.

Loss on impairment of available-for-sale securities. We realized loss from impairment of available-for-sale securities of ~~W~~3,883 million in 2008 from an other-than-temporary decrease in value of investment in NeoWave Inc. We did not incur any loss on impairment of available-for-sale securities in 2007.

Income taxes. Income tax expenses decreased 68.9% from ~~W~~2,579 million in 2007 to ~~W~~802 million in 2008, mainly due to a decrease of income tax expenses relating to the valuation allowance for unrealized gain on available-for-sale securities. The income tax expenses in 2007 were attributable to an increase in the valuation allowance recorded in 2007, due to a decrease in the deferred tax liabilities recorded in equity in 2006 related to available for sale securities.

Net income. As a result of the factors discussed above, our net loss decreased from ~~W~~25,594 million in 2007 to ~~W~~7,675 million in 2008.

2007 compared to 2006

The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,
	2006		2007
	(in millions of Won)

Online game subscriptions	~~W~~	21,247	~~W~~	22,884
Royalties and license fees		2,811		6,213
Total net revenues		24,058		29,097
Cost of revenues		15,722		17,505
Gross profit		8,336		11,592
Selling, general and administrative expenses		32,699		22,848
Research and development expenses		24,062		23,164
Operating income (loss)		(48,425)		(34,420)
Interest income		3,991		3,503
Foreign currency gains (losses), net		(501)		92
Gain on disposal of available-for-sale securities		2,535		3,755
Gain on disposal of property and equipment		115		3,931
Others, net		(203)		(118)
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest		(42,488)		(23,257)
Income tax expenses		5,102		2,579
Income (loss) before equity in earnings related equity investment and minority interest		(47,590)		(25,836)
Income (loss) before minority interest		(47,590)		(25,836)

	For the year ended December 31,
	2006	2007
	(in millions of Won)

Minority interest	525	242
Net income (loss)	(47,065)	(25,594)

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,
	2006	2007
	(as a percentage of total net revenues)
Online game subscriptions	88.3%	78.6%
Royalties and license fees	11.7%	21.4%
Total net revenues	100.0%	100.0%
Cost of revenues	65.4%	60.2%
Gross profit	34.6%	39.8%
Selling, general and administrative expenses	135.9%	78.5%
Research and development expenses	100.0%	79.6%
Operating income (loss)	(201.3%)	(118.3%)
Interest income	16.6%	12.0%
Foreign currency gains (losses), net	(2.1%)	0.3%
Gain on disposal of available-for-sale securities	10.5%	12.9%
Income (loss) before income tax expenses, equity in earnings of related equity investment and minority interest	(176.6%)	(79.9%)
Income tax expenses	21.2%	8.9%
Income (loss) before equity in earnings related equity investment and minority interest	(197.8%)	(88.8%)
Equity in earnings of related equity investment, net of taxes	–
Income (loss) before minority interest	(197.8%)	(88.8%)
Minority interest	2.2%	0.8%
Net income (loss)	(195.6%)	(88.0%)

Revenues. Our net revenues for 2007 increased 20.9% from ~~W~~ 24,058 million in 2006 to ~~W~~ 29,097 million in 2007 due to:

•
a 121.1% increase in royalties and license fees from ~~W~~2,811 million in 2006 to ~~W~~6,213 million in 2007 as royalties and license fees from Soul of the Ultimate Nation (SUN) recorded ~~W~~3,296 million in 2007 while there were no royalties and license fees generated from Soul of the Ultimate Nation (SUN) in 2006; and

•
a 7.7% increase in online game subscriptions from ~~W~~21,247 million in 2006 to ~~W~~22,884 million in 2007 as online game subscription from Soul of the Ultimate Nation (SUN) increased by ~~W~~3,606 million while online game subscription from MU decreased by ~~W~~1,969 million during the period.

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

•
a 5.9% increase in wages and salaries, including severance benefits, from ~~W~~7,769 million in 2006 to ~~W~~8,231 million in 2007 as the labor costs related to Soul of the Ultimate Nation (SUN) development teams were recognized as cost of revenues for the full year in 2007; and

•
intangible asset amortization in the amount of ~~W~~699 million in 2007, as the capitalized product development costs of Soul of the Ultimate Nation (SUN) started to be amortized after the release of the game in late 2006.

As a percentage of total revenues, however, cost of revenues decreased from 65.4% in 2006 to 60.2% in 2007.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to providers of settlement services, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses decreased 30.1% from ~~W~~32,699 million in 2006 to ~~W~~22,848 million in 2007 and, as a percentage of net revenues, decreased from 135.9% to 78.5% in 2007, primarily due to:

•
marketing expenses that decreased 74.4% from ~~W~~8,898 million in 2006 to ~~W~~2,271 million in 2007 (as a percentage of total revenues, our marketing expenses decreased from 37.0% to 7.8%, respectively), as we decided not to participate in 2007 E3 and focused on cost-effective advertising and marketing activities; and

•
payroll costs and retirement benefit costs that decreased 10.2% from ~~W~~11,647 million in 2006 to ~~W~~10,462 million in 2007, as the number of general and administrative personnel decreased 38.3% compared to the prior year.

Research and development expenses. Research and development expenses incurred prior to the establishment of technological feasibility are included in this item. Research and development expenses in 2007 decreased 3.7% from ~~W~~24,062 in 2006 to ~~W~~23,164 million in 2007. Of this amount, ~~W~~5,960 million was attributable to the wages and salaries paid in 2007 to personnel in research and development departments, ~~W~~8,188 million was attributable to advance royalties paid to Red 5 Studios for the development of T-project, and ~~W~~5,706 million was attributable to advance royalties paid to RTW for the development of a game called APB. We expect the level of research and development expenses to decrease in 2008, as we expect to implement tight cost controls and make effective use of our development resources.

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

Foreign currency gain and loss. We realized net foreign currency losses of ~~W~~501 million in 2006 and a net foreign currency gain of ~~W~~92 million in 2007.

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

Impact of inflation

In view of our operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 2.2% in 2006 and 2.5% in 2007 and 4.7% in 2008.

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

5.B.  Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2006	2007	2008(1)
	(in millions of Won and thousands of US$)
				(unaudited)
Net cash used in operating activities	(38,660)	(22,026)	(13,916)	(11,027)
Net cash provided by (used in) investing activities	(3,574)	4,995	(2,868)	(2,273)
Net cash provided by (used in) financing activities	(1,367)	5,756	(8,798)	(6,971)
Effect of exchange rate changes on cash and cash equivalents	–	(6)	548	434
Net decrease in cash and cash equivalents	(43,601)	(11,281)	(25,034)	(19,837)
Cash and cash equivalents at beginning of period	121,739	78,138	66,857	52,977
Cash and cash equivalents at end of period	78,138	66,857	41,823	33,140

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008, as announced by the Federal Reserve Bank of New York.

In 2008, our primary sources of liquidity were existing cash on hand and short-term financial instruments.

We used ~~W~~13,916 million in operating activities in 2008, as our net loss amounted to ~~W~~7,675 million in 2008 and other receivables increased ~~W~~8,570 million primarily due to the receivables recorded from our termination of agreement with RTW, partially offset by non-cash items such as depreciation and amortization.

Net cash used in investing activities in 2008 was ~~W~~2,868 million, primarily due the ~~W~~9,987 million increase in investment in available-for-sale securities and the ~~W~~2,897 million increase in short-term financial instrument, partially offset by the ~~W~~11,306 of leasehold deposit we received when we decreased our office space.

Net cash used in financing activities was ~~W~~8,798 million in 2008, primarily due to the ~~W~~6,617 million used in the acquisition of treasury stock and the ~~W~~1,192 million net decrease in short-term borrowing, which was partly attributable to the repayment of borrowing that had been incurred by Webzen China.

Capital resources. As of December 31, 2008, our primary source of liquidity was ~~W~~41,823 million (US$33 million) of cash and cash equivalents and ~~W~~11,523 million (US$9 million) of unrestricted short-term financial instruments. We believe that our available cash, cash equivalents and short-term financial instruments will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. As of December 31, 2008, Webzen Taiwan has a L/C credit line up to $660,000 from a local bank in Taiwan.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for the continuous expansion and upgrading of our existing server equipment, for which we expect to make approximately ~~W~~1 billion in capital expenditures in 2009. The amount and timing of any investments have not yet been determined and will depend on our ability to identify suitable acquisition targets.

5.C.  Research and Development, Patents and Licenses

Since 2007, we implemented a series of cost-cutting measures. We significantly reduced our workforce, including game developers, and as a result the number of employees in game development, web development and system engineering teams decreased from 548 as of December 31, 2006 to 229 as of December 31, 2008. In 2008, we had put on hold the development of certain games such as Parfait Station in order to concentrate our development resources on Soul of the Ultimate Nation (SUN). Later in April 2009, the development and maintenance of Parfait Station was outsourced to NHN Games. In early 2009, we also negotiated with Red 5 Studios to reduce the amount we invest in T-project development in exchange for lower profit share in the U.S. and European market after commercialization. On May 28, 2009, an amendment to the original publishing agreement was made to waive our obligation to make any addition payments relating to T-project in exchange for Red 5 Studios’ publishing rights in the United States and Europe and lower profit share worldwide after commercialization.

5.D.  Trend Information

See “—5.A. Operating Results—Overview.”

5.E.  Off-balance Sheet Arrangements

We have provided guarantees of ~~W~~346 million as of December 31, 2008 to lending institutions for certain loans extended to our employees for their purchase of our common shares. The guarantees are secured by a cash deposit with the lending institution.

We opened a stand-by letter of credit account at Hana Bank until December 18, 2009 for our business in Taiwan. In turn, Hana Bank provided a guarantee of up to $660,000 for Webzen Taiwan for its borrowings from a local bank in Taiwan.

We do not have any outstanding hedging contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign currency risk.”

5.F.  Contractual Obligations

The tables below set forth the maturities of contractual cash obligations as of December 31, 2008.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions of Won)
Contractual obligations
Operating lease obligations	1,199	752	447	—	—
Capital lease obligations	77	55	22	—	—
Purchase obligations	38	—	—	38	—

Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of payment at the time of termination. We accrued ~~W~~3,012 million as accrued severance benefits as of December 31, 2008.

Item 6.  Directors, Senior Management and Employees

6.A.  Directors and Senior Management

The following table sets forth the names, ages and positions at our company and other positions held by our Directors and officers as of May 31, 2009:

Name	Age	Position
Chang Keun Kim	39	President, Chief Executive Officer and Director (Representative Director)
Byoung Gwan Kim	37	Chief Strategy Officer and Director
Hyung-Cheol Kim	36	Chief Financial Officer and Director
Chang Won Rhee	47	Outside Director and a member of the Audit Committee
Seung Han Ha	43	Outside Director and a member of the Audit Committee
Hyuk-Yun Kim	39	Outside Director and a member of the Audit Committee

Chang Keun Kim is a newly elected Representative Director, President and the Chief Executive Officer serving since October 2008. He served as Business Department Manager of NHN Hangame Division and Group Manager of NHN Publishing Business Group. Mr. Kim had received a bachelor’s degree in business administration from Seoul National University and a master’s degree and doctoral degree in business administration from Korea Advanced Institute of Science and Technology.

Byoung Gwan Kim is a newly elected Director and the Chief Strategy Officer serving since October 2008. He is also the chief executive officer of NHN Games. Mr. Kim received a bachelor’s degree in business administration from Seoul National University and a master’s degree in industrial business administration from Korea Advanced Institute of Science and Technology.

Hyung-Cheol Kim is a Director and the Chief Financial Officer serving since March 2008. From 2004 to 2007, he served as head of the business planning team at Daum Communication Co., Ltd. From 2001 to 2004, Mr. Kim worked at Saebit Accounting Firm as a manager. Mr. Kim received a bachelor’s degree in business administration from Korea University in 1996.

Chang Won Rhee is a newly elected Outside Director and a member of the Audit Committee since October 2008. He is a partner attorney at Shin & Kim. Mr. Lee had received a bachelor’s degree in law from Seoul National University and a master of law degree from Boston University.

Seung Han Ha is a newly elected Outside Director and a member of the Audit Committee since October 2008. He is a certified public accountant and is an accountant at Shin & Kim. Mr. Ha received a bachelor’s degree in business administration from Seoul National University and a master’s degree in business administration from University of Illinois.

Hyuk-Yun Kim is a newly elected Outside Director and a member of the Audit Committee since March 2009. He is a certified public accountant at Kim & Chang since 2001. Mr. Kim worked at Sandong Accounting Firm from 1997 to 2000 as a certified public accountant. Mr. Kim received a bachelor’s degree in business administration from Seoul National University and a master’s degree in business taxation from University of Southern California.

6.B.  Compensation

We have not extended any loans or credit to any of our Directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2008, the aggregate amount of compensation paid by us to all Directors and executive officers was ~~W~~2.3 billion. We have not granted any stock options to any of our Directors and executive officers during this period. At our general meeting of shareholders, held on March 27, 2009, our shareholders approved an aggregate amount of up to ~~W~~1.2 billion as compensation for our executive officers for the year 2009. In addition, our shareholders approved the grant of stock options to purchase an aggregate of 213,000 common shares to two registered directors and one non-registered director.

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

The term of office for our Directors is three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The terms of Chang Keun Kim and Byoung Gwan Kim expire on October 23, 2011, and that of Hyung-Cheol Kim expire on March 27, 2011

The term of office for our Outside Directors is two years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The terms of Chang Won Lee and Seung Han Ha expire on October 23, 2010, and that of Hyuk-Yun Kim expire on March 26, 2011.

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

Independent Directors

Our ADSs are listed for quotation on the Nasdaq Market and we currently are subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, Marketplace Rule 5605(b), a majority of the board of Directors should be comprised of independent directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. The Korea Securities and Exchange Act and regulations thereunder require companies listed on the KOSDAQ or KRX Stock Market to have at least one fourth of its board of Directors comprised of outside directors. Under Korean law, a director or officer of the company, any person who served as a director or an officer of the company during the past two years, certain family members of a director of the company or certain other affiliates of the company, do not qualify as an outside director. We elected three independent Outside Directors in March 2008 to comply with Korean law, but we do not satisfy the majority independent board requirement under Marketplace Rule 5605(b)(1).

Audit Committee

The Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission (the “SEC”) to require U.S. national securities exchanges and national securities associations, such as the Nasdaq Global Market, to adopt rules prohibiting the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in the Sarbanes-Oxley Act. The SEC adopted final rules relating to the audit committee requirements on April 9, 2003, and approved related proposed changes to the Nasdaq corporate governance rules on November 4, 2003. Marketplace Rule 5605(c), which sets forth the requirements for listing company’s audit committees, requires that at least three independent directors who are able to read and understand fundamental financial statements serve on the committee.

Under the Korean Commercial Code, a company may elect between appointing a statutory internal auditor or establishing an audit committee.

To comply with the Sarbanes-Oxley Act and the SEC rules and regulations as well as the Nasdaq listing requirements regarding the audit committee, our board of Directors established an audit committee by amending our Articles of Incorporation at the general meeting of shareholders held in March 2004. Our Audit Committee is currently comprised of the following three independent Directors: Chang Won Lee, Seung Han Ha and Hyuk-Yun Kim. All of our independent Directors are financially literate and our board of Directors designated Seung Han Ha as an audit committee financial expert. The Audit Committee is responsible for examining internal transactions and potential conflicts of interest and reviewing company accounting and other relevant matters. Under the Korean Commercial Code, the Audit Committee has the right to request the board of Directors to convene a shareholders’ meeting by providing a document that sets forth the agenda and reasons.

Difference between Nasdaq requirements and home country practices

In general, corporate governance principles for Korean companies are set forth in the Korean Commercial Code and the Capital Market and Financial Investment Business Act and, to the extent they are listed on KOSDAQ Market, the listing rules of KOSDAQ Market. Corporate governance principles under provisions of Korean law may differ in significant ways from corporate governance standards for U.S. Nasdaq-listed companies. Under the NASD Marketplace Rule 5615(a)(3), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Rule 5600 Series. Under the Rule, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of the Rule 5600 Series we do not follow and the descriptions of home country practices.

Under Rule 5250(d)(1), issuers are required to distribute to shareholders copies of annual reports containing audited financial statements within a reasonable period of time following the filing of the annual report with the SEC. We do not distribute our annual report to our shareholders. Instead, we make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices at least one week before the annual general meeting of shareholders. We also file our annual report on the Data Analysis Retrieval and Transfer System, or DART, an electronic disclosure system operated by Financial Supervisory Service (“FSS”), in accordance with the rules under the Capital Market and Financial Investment Business Act.

Under Rule 5605(b)(2), issuers are required to have regularly scheduled meetings (executive sessions) at which only independent directors are present. We do not hold executive sessions of independent Directors, as such meetings are not required under Korean law. However, our three independent Directors serve on our Audit Committee and meet regularly.

Rule 5605(d)(1) requires that compensation of the chief executive officer and other executive officers must be determined, or recommended to the board, either by a majority of the independent directors or an independent compensation committee. We currently follow the home country practice, which allows the board of Directors to determine executive officers’ compensations.

Under Rule 5605(e)(1), director nominees must either be selected, or recommended for the board’s selection, either by a majority of the independent directors or an independent nominations committee. The Korean Commercial Code grants the power of nomination to the board of Directors, and we conduct our nomination process accordingly.

We, as a foreign issuer, have been granted an exemption by Nasdaq from the requirement that the minimum quorum for a shareholder meeting is 33⅓% of the outstanding common shares as required by Nasdaq Rule 5620(c), on the basis that such requirement was inconsistent with our home country practice. Pursuant to our Articles of Incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. Our quorum requirements comply with the requirements of the Korean Commercial Code and are consistent with that of other companies with common shares listed on KOSDAQ Market.

Rule 5620(b) requires issuers to solicit proxies and provide proxy statements for all meetings of shareholders and provide them to Nasdaq. Nasdaq is of the view that the proxy statements required under Rule 5620(b) should contain the information required by Section 14 of the United States Securities Exchange Act of 1934 (the “Exchange Act”) and rules thereunder. The Capital Market and Financial Investment Business Act requires persons soliciting proxies to provide proxy materials, with information set forth in the rules, to shareholders prior to or at the same time as the solicitation and to file the proxy materials with the FSS before they are sent to the shareholders. However, the information required under the Korean rules is much less extensive than that required under the Exchange Act rules. We do provide to shareholders proxy statements prior to shareholder meetings, but the content of the materials is made in accordance with the rules under the Capital Market and Financial Investment Business Act.

Under Rule 5630(a), issuers shall conduct an appropriate review and oversight of all related party transactions on an ongoing basis by the audit committee or another independent body of the board of directors. Korean law does not have a comparable requirement, and our board of Directors reviews and approves related party transactions. Under the Korean Commercial Code and our Articles of Incorporation, however, any Director with a special interest in an agenda item of a board meeting may not exercise his voting rights at that board meeting.

Rule 5635(a) and (b) require issuers to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuers, or prior to the issuance of securities in connection with the stock or assets of another company if certain conditions are met. We do not obtain shareholder approval for all of the cases provided in Rule 5605(i). However, under the Korean Commercial Code and our Articles of Incorporation, we do require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding, when we acquire all of the business of any other company or a part of the business of any other company that has a material effect on our business, issue new shares at a price below par value, transfer all or any significant part of our business, or effect a capital reduction.

6.D.  Employees

As of December 31, 2008, we had 414 full-time employees. The following tables set forth the number of permanent employees at Webzen and its subsidiaries, for the dates indicated:

	2006	2007	2008
Employees
Game development, web development and system engineering team	548	450	229
Game supporting team	99	84	38
International business, strategy and planning, management support and game marketing team	224	138	147
Total	871	672	414

None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

As of December 31, 2008, our wholly-owned subsidiary, Webzen Taiwan had 45 full-time employees.

As of December 31, 2008, 9Webzen and its subsidiary employed 41 employees in China, none of whom is represented by a labor union or covered by a collective bargaining agreement.

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

Hana Bank and Korea Exchange Bank extended loans to members of our employee stock ownership association. As of December 31, 2008, we have pledged short-term financial instruments in the amount of ~~W~~346 million to guarantee these bank loans. On the same date, we also had outstanding housing and other loans to our employees in the aggregate amount of ~~W~~1,083 million. We have not experienced any defaults under these loans to our employees. We provide these loans as a benefit to our employees and not as a requirement under Korean law. Our executive officers and Directors are not eligible for these loans.

6.E.  Share Ownership

Some of our Directors and officers own our common shares. See “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

Stock Option Plan

Pursuant to our Articles of Incorporation and the Korean Commercial Code, stock options may be granted by either a special resolution of our shareholders or a resolution of our board of Directors, with the aggregate number of shares issuable in each case not to exceed 15% and 3%, respectively, of the total number of our then issued and outstanding common shares. Stock options may be granted to our executive officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. No stock options may be granted to any executive officer or employee who owns, or upon exercise of an option to purchase our common shares would own, directly or indirectly, 10% or more of our outstanding common shares.

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

On January 20, 2005, we granted stock options to our employees to purchase an aggregate of 118,800 common shares. All of the options granted on this date can be exercised between January 20, 2008 through January 19, 2010, at a purchase price of ~~W~~24,100 per share. On April 14, 2005, we granted stock options to our employees to purchase an aggregate of 24,500 common shares. All of the options granted on this date can be exercised between April 14, 2008 through April 13, 2010 at a purchase price of ~~W~~24,100 per share. On April 12, 2006, we granted stock options to our employees to purchase an aggregate of 41,000 common shares. All of the options granted on this date can be exercised between April 12, 2008 through April 11, 2010 at a purchase price of ~~W~~24,100 per share. Options for 18,000 shares of the total 41,000 shares were granted to two executive officers. On July 18, 2007, we granted stock options to our employees to purchase an aggregate of 114,000 common shares. All of the options granted on this date can be exercised between July 12, 2009 through July 11, 2011 at a purchase price of ~~W~~16,000 per share. On October 12, 2007, we granted stock options to our employees to purchase an aggregate of 77,000 common shares. All of the options granted on this date can be exercised between October 12, 2009 through October 11, 2011 at a purchase price of ~~W~~14,000 per share. On February 12, 2009, we granted stock options to our employees to purchase an aggregate of 131,400 common shares. All of the options granted on February 12, 2009 can be exercised from February 12, 2011 through February 11, 2013 at a purchase price of ~~W~~6,800 per share. On March 27, 2009, we granted stock options to our directors and executive officers to purchase an aggregate of 213,000 common shares. All of the options granted on March 27, 2009 can be exercised from March 27, 2011 through March 26, 2013 at a purchase price of ~~W~~8,300 per share.

As of June 18, 2009, options to purchase an aggregate of 577,700 common shares were outstanding, and 213,000 of the 577,700 outstanding options were granted to our Directors or executive officers. With respect to the current Directors and executive officers, Mr. Chang Keun Kim was granted 200,000 options on March 27, 2009, exercisable from March 27, 2011, and Mr. Hyung-Cheol Kim was granted 5,000 and 10,000 options on July 18, 2007 and March 27, 2009, respectively, exercisable from July 18, 2009 and March 27, 2011, respectively.

Item 7.  Major Shareholders and Related Party Transactions

7.A.  Major Shareholders

The following table sets forth information as of June 18, 2009 known to us with respect to the beneficial ownership of our common shares by:

•	each person who is the beneficial owner of more than 5% of our common shares;

•	each of our Directors;

•	each of our named executive officers; and

•	all of our executive officers and Directors as a group.

The percentage in column (A) of the following table is based on 12,974,000 of our common shares issued as of June 18, 2009, and the percentage in column (B) is based on 11,856,948 of our common shares issued and outstanding as of the same date. The numbers of shares in the table include shares that can be acquired within 60 days through the exercise of any option, warrant or right or through conversion of any securities, or otherwise. None of our common shares entitles the holder to any preferential voting rights.

	Number of shares beneficially owned		Percentage beneficially owned (A)		Percentage beneficially owned (B)
Directors and officers:
Chang Keun Kim	10,000		0.08%		0.08%
Byoung Gwan Kim	0		0%		0%
Hyung-Cheol Kim	5,000	(2)	0.04	%(2)	0.04	%(2)
Chang Won Rhee	0		0%		0%
Seung Han Ha	0		0%		0%
Hyuk-Yun Kim	0		0%		0%
All executive officers and Directors as a group	15,000		0.11%		0.12%
Other major shareholders:
NHN Games(1)	3,469,784		26.74%		29.26%
Nam-Ju Kim(1)	398,636		3.07%		3.36%
Kil-Saup Song(1)	305,120		2.35%		2.57%
Ki-Yong Cho(1)	294,095		2.27%		2.48%
All other major shareholders	4,467,635		34.43%		37.67%

(1)
Nam-Ju Kim, Kil-Saup Song and Ki-Yong Cho reported to the Financial Supervisory Service of Korea (“FSS”) that the shares held by each of them are deemed to be co-held by NHN Games under Section 142 of the Capital Market and Financial Investment Business Act of Korea. The total number of shares held by these shareholders as of June 18, 2009 was 4,477,635 shares or 34.51% of the issued shares (or 34.51% of the issued and outstanding shares).

(2)	5,000 shares held Hyung-Cheol Kim represent his right to acquire such number of shares within 60 days by option. The option is exercisable from July 18, 2009 to July 17, 2011.

According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2008, 1,971,771 shares of our common shares were held in the form of ADSs, representing 15% of total outstanding common shares as of such date.

7.B.  Related Party Transactions

Contribution to Webzen Taiwan

We opened a stand-by letter of credit at Hana Bank until December 18, 2009 for our business in Taiwan and, in turn, Hana Bank provided a payment guarantee of US$660,000 for Webzen Taiwan’s loan from a local bank in Taiwan.

Contribution to Webzen China

On April 11, 2008 and December 5, 2008, we contributed ~~W~~977 million and ~~W~~476 million, respectively to Webzen China’s capital.

Loan to Webzen America

We extended a US$450,000 aggregate amount loan to Webzen America on March 18, 2008 and August 19, 2008. The term was for three years and the interest rate was 5%. Webzen America will use the proceeds of the loan for general corporate use.

Contracts with NHN Games or its Affiliates

In March 2009, we entered into a channeling agreement with NHN Corp. to distribute Soul of the Ultimate Nation (SUN) in Korea through NHN Corp.’s online game portal, www.hangame.com.

In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station.

In April 2009, we entered into a lease agreement with nPluto Co., Ltd., an online game developer affiliated to NHN Corp., to lease our internet data centers and servers for nPluto’s future games.

In May 2009, we entered into a three-year exclusive license with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com.

In June 2009, we entered into a outsourcing agreement with NHN Games where we are to provide services relating to strategy, marketing, promotion and businesses abroad. NHN Games is to pay ~~W~~93,750,000 per month for such services. The term of the agreement is to end on December 31, 2009, and will be automatically renewed for one year.

7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

8.A.  Consolidated Statements and Other Financial Information

All relevant financial statements are included in “Item 18. Financial Statements.”

Legal proceedings

In June 2008, Aesderm Medics Co., Ltd. filed a law suit alleging our non-performance of an agreement relating to its hostile acquisition of Neowave Inc., and claimed for damages of approximately ~~W~~2.5 billion. The court dismissed the case, but we expect Aesderm Medics Co., Ltd. to appeal the case to the higher court.

In October 2008, Young Woo Roh filed a law suit alleging our non-performance of an agreement relating to his hostile acquisition of Neowave Inc. and breach of confidentiality, and claimed for damages of ~~W~~4 billion. The court dismissed the case, but we expect Young Woo Roh to appeal the case to the higher court.

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

8.B.  Significant Changes

Please see Item 4.  Information on the Company — 4.A.  History and Development of the Company.

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

The following table sets forth, for the periods indicated:

•	the high and low closing sales price for our common shares as reported on the KOSDAQ;

•	the average daily trading volume of our common shares;

•	the high and low of the daily closing values of the KOSDAQ composite index; and

•	the high and low of the daily closing values of the KOSPI.

	Price per common share		Average daily trading	KOSDAQ		KOSPI
	High	Low	volume	High	Low	High	Low
2004
First quarter	150,900	100,000	91,376	458.40	420.28	907.43	821.26
Second quarter(1)	110,000	27,950	107,430	491.53	361.17	936.06	728.98
Third quarter	29,000	19,200	238,695	383.84	324.71	857.15	719.59
Fourth quarter	27,400	20,100	226,939	382.71	350.70	895.92	808.14
2005
First quarter	24,600	18,000	263,224	515.04	390.40	1,022.79	870.84
Second quarter	20,100	16,750	143,108	503.21	423.30	1,010.80	911.30
Third quarter	19,700	14,350	170,236	571.95	492.66	1,231.22	1,018.02
Fourth quarter	32,150	17,050	429,491	747.96	573.19	1,379.37	1,140.72
2006
First quarter	34,400	19,000	417,607	754.97	601.33	1,421.79	1,297.43
Second quarter	25,400	15,000	232,418	704.57	559.37	1,464.70	1,203.86
Third quarter	17,100	11,800	190,944	614.80	539.81	1,374.30	1,233.42
Fourth quarter	13,600	11,200	131,734	622.17	539.10	1,442.28	1,319.40
2007
First quarter	13,200	11,500	151,901	648.99	571.04	1,470.03	1,355.79
Second quarter	14,900	12,050	141,347	819.97	651.78	1,807.85	1,459.53
Third quarter	17,500	12,600	157,562	828.22	673.48	2,004.22	1,638.07
Fourth quarter	13,550	8,920	123,602	818.26	692.02	2,064.85	1,772.88
2008
First quarter	12,800	9,810	70,295	719.25	600.10	1,863.90	1,574.44
Second quarter	15,700	8,980	174,586	655.80	590.19	1,888.88	1,674.92
Third quarter	11,250	6,550	68,248	580.77	481.14	1,666.46	1,387.75
Fourth quarter	6,230	3,965	60,131	440.95	261.19	1,439.67	938.75
2009
January	7,570	4,425	190,908	364.90	339.76	1,228.17	1,093.40
February	8,030	6,440	146,062	402.87	358.65	1,210.26	1,054.79
March	9,450	5,750	138,223	427.27	347.76	1,243.80	1,018.81
April	14,850	8,890	417,763	514.09	430.97	1,369.36	1,233.36
May	19,950	11,800	943,526	562.57	507.01	1,435.70	1,362.02

(1)	Price decreased significantly partly due to the 3-to-1 stock split, which took place in June 2004.

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

Calendar period	High	Low	Average daily trading volume
	(US$)	(US$)	(ADSs)
2004
First quarter	14.05	8.23	404,350
Second quarter	9.49	5.75	216,080
Third quarter	7.32	4.92	108,400
Fourth quarter	7.95	5.02	102,370
2005
First quarter	6.99	5.30	108,220
Second quarter	6.08	4.85	76,770
Third quarter	5.74	4.28	84,870
Fourth quarter	9.34	4.86	122,820
2006
First quarter	10.34	6.01	144,930
Second quarter	8.20	4.82	129,770
Third quarter	5.35	3.58	77,850
Fourth quarter	4.22	3.59	101,180
2007
First quarter	4.45	3.68	86,388
Second quarter	4.86	3.95	69,879
Third quarter	5.30	4.01	110,738
Fourth quarter	4.54	2.91	97,529
2008
First quarter	4.06	2.74	46,718
Second quarter	4.40	2.50	48,714
Third quarter	3.18	1.37	35,845
Fourth quarter	1.30	0.64	28,588
2009
January	1.56	0.86	15,985
February	1.50	1.04	9,221
March	1.96	0.89	17,145
April	3.35	1.93	37,119
May	4.67	2.71	37,455

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

As of June 18, 2009, 12,974,000 common shares were issued, and 11,856,948 common shares were outstanding. We have not issued any preferred shares. All of our issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our Articles of Incorporation, we may issue additional common shares without further shareholder approval.

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

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiations between us and the dissenting shareholders. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KOSDAQ for the two-month period before the date of the adoption of the relevant board of Directors resolution, (2) the weighted average of the daily share price on the KOSDAQ for the one-month period before the date of the adoption of the relevant board of Directors resolution and (3) the weighted average of the daily share price on the KOSDAQ for the one- week period before such date of the adoption of the relevant board of Directors resolution. However, the FSC may adjust this price if we or at least 30% of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

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

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment trust companies, futures trading companies, and internationally recognized foreign custodians and the Korea Securities Depositary may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans.

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

•	In April 2009, we entered into an agreement with NHN Games for the development of Parfait Station.

•	In May 2009, we entered into a three-year license agreement with NHN USA Inc. for the distribution of Soul of the Ultimate Nation (SUN) in North America and the United Kingdom.

The above agreements are online game publishing rights, game development and license agreements that were entered into in the ordinary course of our business.

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

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares, certain equity related debt securities, such as convertible bonds, exchangeable bonds and bonds with warrants, and certain derivatives-combined securities whose underlying assets are the above-mentioned securities (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status, purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer), forms (direct ownership or beneficial ownership) of such holding and major contracts with regard to the Equity Securities held by the person to the FSC and the KRX within five business days after reaching the 5% ownership interest threshold. In addition, any change (1) in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities, (2) in the shareholding purpose, (3) in the major contracts with regard to the relevant Equity Securities, or (4) in the shareholding form is required to be reported to the FSC and the KRX within five business days from the date of such change. However, the reporting deadline of such reporting requirement is extended for investors who hold shares for purposes other than management control and for the Government, municipal authorities, the Bank of Korea and certain public institutions to the tenth day of the month immediately following the month in which the shares were acquired or the shareholdings were otherwise changed. Those who report that the purpose of their shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares during the period from the day any event subject to the above reporting requirements occurs to five days subsequent to the report. Any investor who has filed the above report is required to send a copy of the report to the issuer of the Equity Securities immediately.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on KRX Stock Market or KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on KRX Stock Market or KOSDAQ Market only through KRX Stock Market or the KOSDAQ Market, except in limited circumstances, including:

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

For over the counter transactions between foreigners outside KRX Stock Market or KOSDAQ Market involving shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, an investment broker such as a securities company licensed in Korea must act as an intermediary. Odd lot trading of shares outside KRX Stock Market or KOSDAQ Market must involve an investment trader such as a securities company licensed in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by using securities borrowed from securities companies in Korea with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on KRX Stock Market or KOSDAQ Market (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international organizations incorporated under international covenants, corporations incorporated under foreign laws and certain foreign funds and partnerships. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX Stock Market or KOSDAQ Market, no separate report by the investor is required, because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX Stock Market (as discussed above) must be reported by the foreign investor or its standing proxy to the Governor at the time of each such acquisition or sale; provided that a foreign investor must ensure that any acquisition or sale by it of shares outside KRX Stock Market or KOSDAQ Market, in the case of trades in connection with a tender offer, odd lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment traders (such as securities companies), investment brokers (such as securities companies), collective investment business companies (such as asset management companies), and foreign custodians meeting certain requirements to act as a standing proxy to exercise shareholders’ rights, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities itself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), investment traders (such as securities companies), investment brokers (such as securities companies), collective investment business companies (such as asset management companies), foreign custodians meeting certain requirements and the Korea Securities Depository are eligible to act as a custodian of shares for a nonresident or foreign investor. A foreign investor must ensure that its custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the MKE, which delegates its authority to the Korea Trade Investment Promotion Agency, or foreign exchange banks (including domestic branches of foreign banks) under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company. For example, we are currently subject to a foreign shareholding ceiling of 49%, pursuant to the Telecommunications Business Law. A foreigner who has acquired shares in excess of this ceiling may not exercise its voting rights with respect to the shares exceeding this limit, and the MKE may take corrective action pursuant to the Telecommunications Business Law.

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

For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5%, including local surtax, generally will apply. If you are a beneficial owner of ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you:

•
are an individual U.S. resident, a U.S. corporation (or other entity treated as a United States corporation for United States tax purposes) or in the case of a person acting as a partner or fiduciary, only to the extent your income is subject to taxation in the United States as the income of a U.S. resident;

•	are not deemed to be a resident of Korea for purposes of the tax treaty between the United States and Korea;

•	are not subject to any anti-treaty shopping article that applies in limited circumstances; and

•	do not hold ADSs in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

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

If you sell your common shares or ADSs, the purchaser or, in the case of the sale of shares through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authority, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your tax residence country prior to or at the time of payment. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

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

The discussion below applies to you only if you are a U.S. holder. You are a U.S. holder if you are a beneficial owner of common shares or ADSs who is eligible for benefits under the Treaty and are, for U.S. federal tax purposes:

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of a lower rate of tax for dividends received by certain non- corporate holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.

Passive Foreign Investment Company Considerations

Based on the price of our common shares and ADSs during our 2008 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe that we would likely be considered a passive foreign investment company (“PFIC”) for our 2008 taxable year. Further, there is a significant risk that we may be a PFIC for future taxable years.

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

If we are a PFIC for any year during which a U.S. holder holds common shares or ADSs, we generally will continue to be treated as a PFIC with respect to the holder for all succeeding years during which the U.S. holder holds common shares or ADSs, even if we cease to meet the threshold requirements for PFIC status.  U.S. holders should consult their tax advisers regarding the potential availability of a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances.

Under certain attribution rules, if we are a PFIC, U.S. holders will be deemed to own their proportionate share of any direct or indirect subsidiaries or other entities in which we own an equity interest that are also PFICs (“lower-tier PFICs”), and will generally be subject to U.S. federal income tax as if such holders directly held the shares of such lower-tier PFICs.

Alternatively, a U.S. holder may make a mark-to-market election with respect to the common shares or ADSs (but not with respect to the shares of any lower-tier PFICs) if the common shares or ADSs are “regularly traded” on a “qualified exchange.” The common shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Our ADSs are traded on the NASDAQ Market, which is a qualified exchange.

If a U.S. holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares or ADSs at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss recognized on the sale or other disposition of common shares or ADSs in a year when we are a PFIC will be treated as ordinary income or loss (in which case only to the extent of the net amount of previously included income as a result of the mark-to-market election). U.S. holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

We will not make available the information necessary for U.S. holders to make a Qualified Electing Fund election.

If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder must file IRS Form 8621 with respect to us and any lower-tier PFICs. In addition, the preferential dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. holders does not apply if we are a PFIC for a taxable year in which we pay a dividend or the prior taxable year.

U.S. holders should consult their own tax advisers concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

Taxation of Distributions

Subject to the passive foreign investment company rules described above, distributions paid on common shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. However, such dividends will not be eligible for the reduced rates of taxation if we are a PFIC for the taxable year in which we pay the dividend or the prior taxable year. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Korean taxes. The dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of our business, we are subject to market risk associated with interest rate movements, credit risk and currency movements on non-Won denominated assets and liabilities and license and royalty revenues.

Foreign currency risk. We have exposure to some foreign currency exchange-rate fluctuations on cash flows from our subsidiaries and licensee partners denominated in U.S. dollars, Japanese Yen, NT dollars or Chinese RMB. For example, our revenues may be impacted by exchange rate fluctuations in the Chinese RMB, U.S. dollars, NT dollars or Japanese Yen when revenues at overseas subsidiary or royalty payments are translated into Korean Won. Foreign exchange fluctuation could also affect the value of our assets. As of December 31, 2008, we had ~~W~~41,823 million of cash or cash equivalents, approximately ~~W~~2,060 million or US$1.6 million of which were held in foreign currencies such as U.S. Dollar, Chinese RMB and NT Dollar. We do not expect any material change with respect to our net income as a result of a 10% hypothetical exchange rate change.

As of December 31, 2008, we had Japanese Yen denominated accounts receivables of ~~W~~1,460 million, which represented 27.63% of our total consolidated accounts receivables balance, U.S. dollar denominated accounts receivables of ~~W~~1,113 million, which represented 21.06% of our total consolidated accounts receivables balance, and NT dollars denominated accounts receivables of ~~W~~364 million, which represented 6.88% of our total consolidated accounts receivables balance . We also had NT dollars denominated accounts payable of ~~W~~335 million, which represented 22.92% of our total consolidated accounts payable balance, and Chinese RMB denominated accounts payable of ~~W~~276 million, which represented 18.89% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Chinese RMB, U.S. dollars, NT dollars and Japanese Yen, in the aggregate, would reduce our cash flows by ~~W~~233 million.

In 2008, ~~W~~15,654 million of our revenue was derived from currencies other than the Won, primarily from the U.S. dollar in the amount of ~~W~~5,504 million, the Japanese Yen in the amount of ~~W~~4,755 million, the NT dollar in the amount of ~~W~~3,363 million and the Chinese RMB in the amount of ~~W~~2,032 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2008 would have reduced our revenue by ~~W~~1,565 million.

Credit Risk. As our cash and cash equivalents are placed with local financial institutions, we face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. To manage our risk, we select a number of major financial institutions which we believe to be of high credit quality and allocate our cash holdings among such institutions. However, due to the current economic downturn and the volatile financial markets, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings and we may be materially impacted by any widespread failure in the Korean banking sector in the future.

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

As of December 31, 2008, we have used a total of approximately ~~W~~19,838 million, or approximately US$18 million, of our IPO proceeds. ~~W~~12,120 million was used for the development of new games, ~~W~~3,824 million was used for advertisement and marketing, ~~W~~1,661 million was used for equipment and computer software and ~~W~~2,233 million was used for office rent.

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

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and

Exchange Commission’s rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, as our principal executive and principal financial officers, and effected by our board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on our evaluation, management concluded that, as of December 31, 2008, our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  Reserved.

Item 16A.  Audit Committee Financial Expert

The Audit Committee is comprised of the following three independent Directors: Chang Won Lee, Seung Han Ha and Hyuk-Yun Kim. All of our independent Directors are financially literate and our board of Directors designated Seung-Han Ha as an audit committee financial expert, who is an independent Director, as defined in Rule 10A-3 under the Exchange Act. The Audit Committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters.

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

	For the year ended December 31,
	2007	2008
	Won	Won	US$(1)
	(in thousands)
			(unaudited)
Audit fees(2)	438,487	460,464	365
Audit-related fees	-	-	-
Tax fees(3)	6,153	108,464	86
All other fees	-	-	-

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as announced by the Federal Reserve Bank of New York.

(2)
Audit fees in the table above are the aggregate fees in connection with the audits of our annual financial statements, the review of our interim financial statements and assistance with and review of registration statements and periodic SEC filings.

(3)	Tax fees in the table above include the auditor’s advisory service fees with respect to our tax return and for tax audit by the Korean tax authority.

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

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On April 12, 2007, our board of Directors approved a program to indirectly repurchase ~~W~~9.0 billion worth of common stock through trust accounts and, on November 29, 2007, approved a program to directly repurchase 250,000 common shares. The purpose of the share repurchase programs were to stabilize the stock price and to accumulate treasury stock for future stock option grants. The table below presents information with respect to purchases of our common stock made by us directly or indirectly through trust accounts from January 1, 2009 until April 30, 2009:

Period	Total number of common shares purchased	Average price paid per share (in Korean Won)	Total number of shares purchased as part of publicly announced plans or programs	The number of shares or the approximate Korean Won value (3) of shares that may yet be purchased under the plans or programs
August 22-30, 2007 (1)	102,453	14,479	102,453	~~W~~	6,489,266,146
September 4-28, 2007 (1)	176,123	14,130	176,123	~~W~~	4,033,429,864

Period	Total number of common shares purchased	Average price paid per share (in Korean Won)	Total number of shares purchased as part of publicly announced plans or programs	The number of shares or the approximate Korean Won value (3) of shares that may yet be purchased under the plans or programs
October 8-31, 2007 (1)	212,348	12,027	212,348	~~W~~	508,428,577
November 1-8, 2007 (1)	45,081	11,097	45,081	~~W~~	12,583,795
December 3-14, 2007(2)	219,611	10,997	250,000	~~W~~	30,389
January 23-24, 2008 (2)	30,389	10,369	250,000	~~W~~	0
February 15-29, 2008 (1)	160,000	10,514	160,000	~~W~~	4,597,597,847
March 3-31, 2008 (1)	295,965	10,524	295,965	~~W~~	1,506,537,664
April 1-15, 2008 (1)	149,387	10,069	149,387	~~W~~	18,126,997

(1)	Purchased through trust account.

(2)	Purchased directly by our company in the market.

(3)	Remaining balance in Korean Won value in the trust account.

PART III

Item 17.  Financial Statements

Webzen has elected to provide financial statements and related information pursuant to Item 18.

Item 18.  Financial Statements

The consolidated financial statements of Webzen and the report thereon by its independent auditor listed below are attached hereto as follows:

(a)                 Consolidated Balance Sheets as of December 31, 2007 and 2008 (page F-4)

(b)                 Consolidated Statements of Operations for the Years Ended December 31, 2006, 2007 and 2008 (page F-5)

(c)                 Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2006, 2007 and 2008 (page F-6)

(d)                 Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008 (page F-8)

(e)                 Notes to Consolidated Financial Statements (page F-10 to F-28)

Webzen Inc. and subsidiaries
Index
December 31, 2007 and 2008

Page(s)

Report of Independent Registered Public Accounting Firm	F - 1 – F - 2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2007 and 2008	F - 3

Consolidated Statements of Operations for the Years Ended December 31, 2006, 2007 and 2008	F - 4

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2006, 2007 and 2008	F - 5 – F - 6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008	F - 7 – F - 8

Notes to Consolidated Financial Statements	F - 9 – F - 30

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Webzen Inc.:

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Webzen Inc. and its subsidiaries (the "Company") at December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
June 29, 2009

Webzen Inc. and subsidiaries
Consolidated Balance Sheets
December 31, 2007 and 2008

(In millions of Korean Won and in thousands of U.S. dollars, except per share data)
	2007		2008		(Note 3) 2008 (unaudited)
Assets
Current assets:
Cash and cash equivalents	￦	66,857	￦	41,823	$33,140
Short-term financial instruments		8,047		11,523	9,130
Available-for-sale securities (including ￦4,449 of
securities at fair value at December 31, 2008
- see Notes 1 and 4)		-		5,116	4,054
Accounts receivables, net of allowance
of ￦1,185 and ￦683 at December 31, 2007
and 2008, respectively		4,566		4,649	3,684
Other receivables		843		9,413	7,459
Other current assets		4,345		2,663	2,110
Total current assets		84,658		75,187	59,577
Available-for-sale securities		1,475		1,709	1,354
Property and equipment, net		11,147		9,109	7,218
Leasehold and other deposits		21,499		10,189	8,074
Other non-current assets		2,635		3,923	3,109
Total assets	￦	121,414	￦	100,117	$79,332
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	￦	3,897	￦	2,196	$1,740
Deferred income		7,200		7,426	5,884
Other current liabilities		1,880		846	670
Total current liabilities		12,977		10,468	8,294
Long-term deferred income		3,987		3,391	2,687
Accrued severance benefits		4,458		3,012	2,387
Guarantee deposits		972		38	30
Other non-current liabilities		81		20	16
Total liabilities		22,475		16,929	13,414
Minority interest		70		-	-
Commitments and contingencies
Stockholders’ equity
Preferred stock, ￦500 par value, 6,485,000 shares
authorized at December 31, 2007 and 2008, no shares
issued and outstanding at December 31, 2007 and 2008		-		-	-
Convertible stock, ￦500 par value, 6,485,000 shares
authorized at December 31, 2007 and 2008, no shares
issued and outstanding at December 31, 2007 and 2008		-		-	-
Common stock, ￦500 par value 27,030,000 shares
authorized at December 31, 2007 and 2008,
12,974,000 shares issued and 12,492,689 shares
outstanding at December 31, 2007 and 12,974,000
shares issued and 11,856,948 shares outstanding
at December 31, 2008		6,487		6,487	5,140
Additional paid-in capital		133,647		133,954	106,144
Accumulated deficit		(33,953)		(41,628)	(32,985)
Treasury stock, 481,311 shares and 1,117,052 shares
at December 31, 2007 and 2008, respectively		(6,789)		(13,406)	(10,623)
Accumulated other comprehensive loss		(523)		(2,219)	(1,758)
Total stockholders’ equity		98,869		83,188	65,918
Total liabilities and stockholders’ equity	￦	121,414	￦	100,117	$79,332

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2006, 2007 and 2008

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share data)
	2006		2007		2008		(Note 3) 2008 (unaudited)
Net revenue
Online game subscriptions	￦	21,247	￦	22,884	￦	22,478	$17,812
Royalties and license fees		2,811		6,213		10,298	8,160
Total net revenues		24,058		29,097		32,776	25,972
Cost of revenues		15,722		17,505		15,102	11,967
Gross profit		8,336		11,592		17,674	14,005

Operating expenses
Selling, general and administrative expenses		32,699		22,848		24,590	19,485
Research and development expenses		24,062		23,164		1,816	1,439
Impairment charges		-		-		505	400

Operating loss		(48,425)		(34,420)		(9,237)	(7,319)

Other income (expense)
Interest income		3,991		3,503		3,364	2,666
Foreign currency gains		29		239		3,632	2,878
Foreign currency losses		(530)		(147)		(422)	(335)
Gain (loss) on disposal of property and equipment		115		3,931		-	-
Gain on disposal of available-for-sale securities		2,535		3,755		34	27
Loss on impairment of available-for-sale securities		-		-		(3,883)	(3,077)
Others, net		(203)		(118)		(515)	(407)
Loss before income tax
expense and minority interest		(42,488)		(23,257)		(7,027)	(5,567)
Income tax expense		5,102		2,579		802	636
Loss before minority interest		(47,590)		(25,836)		(7,829)	(6,203)
Minority interest		525		242		154	123
Net loss	￦	(47,065)	￦	(25,594)	￦	(7,675)	$(6,080)
Loss per share
Basic and diluted	￦	(3,847)	￦	(2,078)	￦	(641)	$(0.51)
Weighted average number of shares outstanding
Basic and diluted		12,233,204		12,319,347		11,982,216	11,982,216

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
Years ended December 31, 2006, 2007 and 2008

(In millions of Korean Won and in thousands of U.S. dollars, except number of shares)
	Common Shares	Common Stock		Additional Paid-in Capital		Retained Earnings (accumulated deficit)		Loans to Employees Related to Employee Stock Purchase Plan		Treasury Stock		Accumulated Other Comprehensive Income (loss)		Total
Balance at January 1, 2006	12,289,302		6,485		135,891		38,706		(337)		(12,745)		(588)		167,412
Exercise of stock options	2,000		1		2		-		-		-		-		3
Treasury stock purchase	(86,951)		-		-		-		-		(1,648)		-		(1,648)
Share-based compensation to employees	8,300		-		37		-		-		156		-		193
Loans to employees related to employees stock purchase plan	-		-		-		-		279		-		-		279
Stock-based compensation	-		-		277		-		-		-		-		277
Comprehensive loss:
Net loss	-		-		-		(47,065)		-		-		-		(47,065)
Unrealized gain on available-for-sale securities,	-		-		-		-		-		-		6,484		6,484
Foreign currency translation adjustments	-		-		-		-		-		-		(539)		(539)
Total comprehensive loss															(41,120)

Balance at December 31, 2006	12,212,651		6,486		136,207		(8,359)		(58)		(14,237)		5,357		125,396
Exercise of stock options	2,000		1		2		-		-		-		-		3
Treasury stock purchase	(755,616)		-		-		-		-		(9,443)		-		(9,443)
Disposition of treasury stock	1,033,654		-		(2,725)		-		-		16,891		-		14,166
Loans to employees related to employees stock purchase plan	-		-		-		-		58		-		-		58
Stock-based compensation	-		-		163		-		-		-		-		163
Comprehensive loss:
Net loss	-		-		-		(25,594)		-		-		-		(25,594)
Unrealized gain on available-for-sale securities	-		-		-		-		-		-		(5,824)		(5,824)
Foreign currency translation adjustments	-		-		-		-		-		-		(56)		(56)
Total comprehensive loss															(31,474)

Balance at December 31, 2007	12,492,689		6,487		133,647		(33,953)		-		(6,789)		(523)		98,869
Treasury stock purchase	(635,741)		-		-		-		-		(6,617)		-		(6,617)
Stock-based compensation	-		-		307		-		-		-		-		307
Comprehensive loss:
Net loss	-		-		-		(7,675)		-		-		-		(7,675)
Unrealized gain on available-for-sale securities	-		-		-		-		-		-		(104)		(104)
Foreign currency translation adjustments	-		-		-		-		-		-		(1,592)		(1,592)
Total comprehensive loss															(9,371)
Balance at December 31, 2008	11,856,948	￦	6,487	￦	133,954	￦	(41,628)	￦	-	￦	(13,406)	￦	(2,219)	￦	83,188

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
Years ended December 31, 2006, 2007 and 2008

(In thousands of U.S. dollars, except number of shares)
(Note 3) (unaudited)	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (accumulated deficit)	Loans to Employees Related to Employee Stock Purchase Plan	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total

Balance at December 31, 2007	12,492,689	$5,140	$105,901	$(26,905)	$-	$(5,380)	$(413)	$78,343
Treasury stock purchase	(635,741)	-	-	-	-	(5,243)	-	(5,243)
Stock-based compensation	-	-	243	-	-	-	-	243
Comprehensive loss:
Net loss	-	-	-	(6,080)	-	-	-	(6,080)
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	(84)	(84)
Foreign currency translation adjustments	-	-	-	-	-	-	(1,261)	(1,261)
Total comprehensive loss								(7,425)
Balance at December 31, 2008	11,856,948	$5,140	$106,144	$(32,985)	$-	$(10,623)	$(1,758)	$65,918

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2007 and 2008

(In millions of Korean Won and in thousands of U.S. dollars)
							(Note 3)
	2006		2007		2008		2008 (unaudited)
Cash flows from operating activities
Net loss	￦	(47,065)	￦	(25,594)	￦	(7,675)	$(6,080)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization		5,871		5,441		4,899	3,882
Provision for accrued severance benefits		2,483		1,287		1,592	1,261
Deferred income taxes		4,777		2,209		12	9
Gain on disposal of available-for-sale securities		(2,535)		(3,755)		(34)	(27)
Loss on impairment of available-for-sale securities		-		-		3,883	3,077
Loss (gain) on disposal of property and equipment		(115)		(3,931)		-	-
Impairment charges		-		-		505	400
Foreign currency losses (gains)		111		(79)		(2,216)	(1,756)
Loss on valuation of available-for-sale securities		-		-		671	532
Gain on valuation of derivatives		-		-		(145)	(115)
Others		214		(139)		138	109
Changes in operating assets and liabilities
Accounts receivable		8		(262)		1,041	825
Other receivables		282		(208)		(8,570)	(6,791)
Accounts payable and accrued expenses		(1,572)		806		(3,037)	(2,407)
Deferred income		(797)		4,716		(1,182)	(937)
Other liabilities		85		117		68	54
Payment of severance benefits		(988)		(2,603)		(3,112)	(2,466)
Others		581		(31)		(754)	(597)

Net cash used in operating activities		(38,660)		(22,026)		(13,916)	(11,027)

Cash flows from investing activities
Increase in short-term financial instruments		(2,321)		(2,715)		(2,897)	(2,296)
Decrease (increase) in restricted cash		166		(2,390)		2,458	1,948
Acquisition of available-for-sale securities		(16,280)		(11,656)		(19,181)	(15,199)
Proceeds from sale of available-for-sale securities		21,360		17,651		9,194	7,286
Increase in loans to employees		(1,405)		(861)		(714)	(565)
Decrease in loans to employees		1,288		1,533		922	732
Purchase of property, equipment and intangible
assets		(3,366)		(1,502)		(2,198)	(1,742)
Proceeds from sale of property and equipment		1		7,625		194	154
Increase in leasehold and other deposits		(1,479)		(7,420)		(52)	(41)
Decrease in leasehold and other deposits		192		4,730		11,306	8,959
Increase in capitalized software development cost		(1,851)		-		(2,008)	(1,593)
Others, net		121		-		108	84

Net cash (used in) provided by investing activities		(3,574)		4,995		(2,868)	(2,273)

Cash flows from financing activities
Issuance of common stock, net		2		3		-	-
Increase (decrease) in short-term borrowings, net		-		916		(1,192)	(945)
Acquisition of treasury stock		(1,648)		(9,443)		(6,617)	(5,243)
Proceeds from sale of treasury stock		-		14,166		-	-
Increase in leasehold deposits received		-		100		34	27
Repayment of leasehold deposits received		-		-		(972)	(770)
Repayment of capital lease liability		-		(44)		(51)	(40)

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2007 and 2008

(In millions of Korean Won and in thousands of U.S. dollars)
							(Note 3)
	2006		2007		2008		2008 (unaudited)
Loan to employees related to employee stock purchase plan		279		58		-	-

Net cash (used in) provided by financing activities		(1,367)		5,756		(8,798)	(6,971)

Effect of exchange rate changes on cash and cash equivalents		-		(6)		548	434

Net decrease in cash and cash equivalents		(43,601)		(11,281)		(25,034)	(19,837)

Cash and cash equivalents
Beginning of year		121,739		78,138		66,857	52,977
End of year	￦	78,138	￦	66,857	￦	41,823	$33,140

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

1.    Description of business

Webzen Inc. is engaged in developing and distributing online games principally in the Republic of Korea and in other countries within Asia. Webzen was incorporated on April 28, 2000. Webzen' s principal game product "MU" is a three-dimensional massive multi-player online role playing game (“MMORPG”) first introduced in May 2001. On November 14, 2006, Webzen released a three-dimensional MMORPG game “SUN” in Korea.

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

On December 16, 2003, the Company issued 8,700,000 American Depository Share (“ADS”) representing 2,610,000 common shares at $11.17 per ADS to the public through an initial public offering in the United States, which generated net proceeds of ￦109,799 million. The ADS of the Company was registered with the National Association of Securities Dealers Automated Quotation (“NASDAQ”) in the United States of America on December 16, 2003.

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

Revenue recognition
Revenue recognition for games subscriptions

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

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

The Company depends on two key products, “MU Online” and “Soul of Ultimate Nation (SUN) Online”, for all of its revenues.

For the years ended December 31, 2006, 2007, and 2008, the Company generated 100%, 74% and 66% of its total revenues from “MU Online”, respectively. For the years ended December 31, 2006, 2007 and 2008, the Company generated 0%, 26% and 34% of its total revenues from “Soul of Ultimate Nation (SUN) Online”, respectively.

For the year ended December 31, 2008, 84%, 10% and 6% of total revenues are from Korea, Taiwan and China, respectively.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Short-term financial instruments
Short-term financial instruments represent bank time deposits, with original maturities greater than three months and less than one year. The carrying value of these financial instruments approximates fair market value due to the current nature of their maturities.

Restricted cash
As of December 31, 2007 and 2008, time deposits amounting to ￦1,704 million and ￦346 million, respectively, have been pledged to guarantee loans made to certain employees for the acquisition of stocks. The Company can not withdraw these bank time deposits until the employees make full payment to the financial institutions of their loans. As of December 31, 2007 and 2008, in connection with development of game, bank time deposits of ￦30 million resulting from government grants is restricted for use only for the development of “Huxley”. These amounts are included within financial instruments in the accompanying consolidated balance sheets.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

Available-for-sale securities
On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). The Company has elected the fair value option for two of its investments in available-for-sale securities that were acquired during the year ended December 31, 2008.  Under the fair value option, unrealized gains and losses related to this investment are reflected in the consolidated statements of operations for the year ended December 31, 2008.  The Company's remaining investments in available-for-sale securities are accounted for as available-for-sale securities pursuant to Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115).  The available-for-sale securities are reported on the consolidated balance sheet at their estimated fair market values with any changes in the estimated fair market values being recorded as a component of accumulated other comprehensive income, net of tax.  The adoption of SFAS 159 did not impact retained earnings as of January 1, 2008.  Investments in available-for-sale securities that were previously classified as available-for-sale as of December 31, 2007 continue to be classified as available-for-sale as of December 31, 2008.

Available-for-sale securities with maturities less than twelve months are classified as current assets on the consolidated balance sheet.  Available-for-sale securities with maturities greater than twelve months are classified as non-current unless such securities are intended for use in current operations and the Company has the ability to liquidate such securities prior to maturity.

Accounting for derivative instruments
The Company applies the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended. This Statement requires recognizing all derivative instruments as either assets or liabilities measured at fair value.

Under the provisions of SFAS 133, the Company may designate a derivative instruments as hedging the exposure to variability in expected future cash flows that are attributable to a particular risk (a “cash flow hedge”) or hedging the exposure to changes in the fair value of an asset or a liability (a “fair value hedge”). Special accounting for qualifying hedges allows the effective portion of a derivative instrument’s gains and losses to offset related results on the hedged item in the consolidated statements of operations and requires that a company formally document, designate and assess the effectiveness of the transactions that receive hedge accounting treatment. Both at the inception of a hedge and on an ongoing basis, a hedge must be expected to be highly effective in achieving offsetting changes in cash flows of fair value attributable to the underlying risk being hedged. If the Company determines that a derivative instrument is no longer highly effective as a hedge, it discontinues hedge accounting prospectively and future changes in the fair value of the derivative are recognized in current earnings. The Company assesses hedge effectiveness at the end of year. The Company has not elected to designate any derivative instruments as hedges for the years ended December 31, 2008.

In accordance with SFAS 133, changes in the fair value of derivative instruments that are cash flow hedges are recognized in accumulated other comprehensive income (loss) and reclassified into earnings in the period in which the hedged item affects earnings. Ineffective portions of a derivative instrument’s change in fair value are immediately recognized in earnings. Derivative instruments that

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

do not qualify, or cease to qualify, as hedges must be adjusted to fair value and the adjustments are recorded through net income.

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

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the assets, or the remaining lease term, whichever is shorter.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

As of December 31, 2008, 85%, 13% and 2% of the Company's property and equipment are located in Korea, Taiwan and China, respectively.

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

After an online game is released, the capitalized product development costs are amortized to expense based on current and future revenue with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the game not exceeding three years.  This expense is

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

recorded as a component of cost of revenues. The amortization expense related to capitalized software development costs was ￦162 million, ￦750 million and ￦750 million during the years ended December 31, 2006, 2007 and 2008, respectively.

For the year ended December 31, 2006, SUN online game development cost amounting to ￦2,098 million which was incurred during open beta test period was capitalized. SUN online game was released on November 14, 2006 and, thereafter, amortized to expense using the straight-line method over the estimated economic life of the game.

For the year ended December 31, 2008, HUXLEY online game development cost amounting to ￦2,239 million which was incurred during open beta test period was capitalized. HUXLEY online game is expected to be released in 2009.

The net amount of capitalized software development costs was ￦1,440 million and ￦2,929 million at December 31, 2007 and 2008, respectively.  These amounts are included with other non-current assets on the consolidated balance sheets.

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

Research and development expenses
Research and development expenses consist primarily of payroll, depreciation expense, other overhead expenses and the cost of equipment purchased for research and development purpose.

In February 2005, the Company entered into a worldwide publishing rights contract for the online PC game APB with Real Time Worlds Ltd., (“RTW”) a company based in Scotland. In June 2005, the Company entered into a worldwide publishing rights contract for the console version (XBox 360) of the online game APB. In addition, in January 2006, the Company entered into a worldwide publishing rights contract for the online PC game T-project with Red5 Studios, Inc.(“Red5”), a company based in United States of America. These contracts are for five years after the games are commercialized, and the Company has agreed to pay royalties for the exclusive world-wide distribution rights to the games. According to the contracts, RTW and Red5 are to develop the game and transfer the worldwide publishing rights to the Company in exchange for advance cash payments to be made in quarterly

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

installments and future royalty payments. If a marketable game is developed, the Company will pay RTW and Red5 royalties based on certain percentage of revenues generated from the games.

The advance payments made by the Company will be used to offset against the future royalty payments. For the years ended December 31, 2006, 2007 and 2008, the Company paid ￦11,156 million, ￦13,894 million and ￦9,166 million, respectively, in accordance with the terms of the contract. These payments were expensed and recorded as a research and development expense in the consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008.

In April 2008, the Company entered into a termination agreement with RTW to terminate the aforementioned worldwide publishing rights contracts for the online PC game and the console version (XBox 360) of the online game APB. According to this agreement, the Company shall have no rights or licenses with respect to the game APB and the Company shall be compensated with payment in cash on $10.4 million before December 31, 2008 and 15% of cash receipt following commercial release of the game APB for the first three years from commercial launch.

In June and July 2008, according to this agreement the Company was compensated with payment in cash on $2.9 million and $0.5 million, respectively. These amounts were recorded as an offset to research and development expense in the consolidated statement of operations.  In addition, the Company recorded the remaining amount owed to the Company under the agreement of $7.0 million as other receivables at December 31, 2008.  This amount was recorded as an offset of research and development expense in the consolidated statement of operations. This receipt was collected on January 5, 2009 subsequently. The Company did not record any royalty income related to the 15% of the revenue following commercial release as no such sales occurred as of December 31, 2008.

In May 2009, the Company subsequently entered into an amendment of contract with Red5 to amend the aforementioned worldwide publishing rights contract for the online PC game T-project.  According to this contract, Red 5 will have rights to publish the Game in the United States and Europe and pay 15% of the revenue for 3 years and thereafter 10% of the revenue for 2 years to the Company. The Company will have publishing rights in all of the countries throughout the world other than those in the United States or Europe, paying 50% of revenue for 5 years to Red 5. The Company is not required to make any additional development payment to Red 5.

Research and development costs included in the cost of revenues for the years ended December 31, 2006, 2007 and 2008 amounted to ￦4,147 million, ￦7,369 million and ￦7,397 million, respectively.

Advertising
The Company expenses advertising costs as incurred. Advertising expense was approximately ￦8,898 million, ￦2,271 million and ￦3,824 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company enters into marketing arrangements with independent distribution agents to distribute its MU and SUN online game product to internet cafes in Korea. Under the terms of these agreements, the Company remits monthly cash payments to the agents based upon cash collections for the previous

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

month. These agreements are typically 12 months in duration. The Company accounts for the revenue from sales through its distribution agents at the gross sales price and records a marketing expense, or sales commission, representing 23% for 2006 and 20% for 2007 and 2008 of the gross selling price in accordance with the terms of the distribution agreement.

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

Accrued severance benefits
Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. The annual severance benefit expense charged to operations is calculated based upon the net change in the accrued severance benefit payable at the balance sheet date.

Lease transactions
The Company accounts for lease transactions as either operating leases or capital leases, depending on the terms of the underlying lease agreement. Equipment acquired under capital lease agreements, are recorded at cost as property and equipment, and depreciated using the straight-line method over their estimated useful lives. In addition, the aggregate lease payments are recorded as obligations under capital leases, net of the portion interest which is recognized over the lease period using the effective interest rate method.

Vehicles, housing and office space rented acquired under operating lease agreements are not included in property and equipment. The related lease rentals are charged to expense when incurred.

Foreign currency translation
The Company, including all of its subsidiaries, uses their local currencies as their functional currencies. The financial statements of the subsidiaries are translated into the Korean Won in accordance with Statements of Financial Accounting Standards (“SFAS”) No.52, Foreign Currency Translation. All the assets and liabilities are translated to the Korean Won at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature, are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated comprehensive income (loss) of shareholders’ equity.

Foreign currency transactions
Gains and losses resulting from foreign exchanges transactions are included in foreign currency gains (losses) in other income (loss) in the accompanying consolidated statement of operations.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

Fair values of financial instruments
The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

Stock-based compensation
The Company adopted SFAS No. 123(R), Share-Based Payment (“FAS 123(R)”) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting FAS 123(R). Under the modified prospective method, compensation expense recognized includes the estimated expense for stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and the estimated expense for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 Accounting for Stock-Based Compensation (“FAS 123”). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2007 and 2008 are based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred under FAS 123.

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

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

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

Reclassifications
Certain amounts in the 2006 and 2007 consolidated financial statements have been reclassified to conform to 2008 presentation.

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

Recent accounting pronouncements
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer in a business combination should recognize and measure identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of their first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements –An amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statement of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

fiscal years, beginning on or after December 15, 2008 and will be applied prospectively to all noncontrolling interests, including any that arose prior to the effective date. The Company assesses the impact by the initial adoption of SFAS 160 and believes that the initial adoption of SFAS 160 will not have a material impact on the Company’s financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities–An Amendment of FASB Statement No. 133” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include the following:

•	a tabular summary of the fair values of derivative instruments and their gains and losses;
•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and
•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact, if any, of adopting this standard.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently in the process of evaluating the impact, if any, of adopting this FSP.

3.    Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar ("US dollar") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,262.0 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2008. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.    Available-for-sale securities

The cost, gross unrealized gains and fair value of available-for-sale securities as of December 31, 2007 and 2008 are as follows:

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

(In millions of Korean Won)	Cost or carrying value		Gross unrealized gains		Gross unrealized losses		Fair value
As of December 31, 2007
Equity securities	￦	167	￦	1,308	￦	-	￦	1,475

As of December 31, 2008
Current portion of available-for-sale:
Beneficiary certificates	￦	3,995	￦	35	￦	386	￦	3,644
Beneficiary certificates (accounted for at fair value under SFAS 159)		1,476		-		671		805
Equity securities (fair market value)		667		-		-		667
		6,138		35		1,057		5,116
Non-current portion of available-for-sale:
Equity securities		167		1,542		-		1,709
	￦	6,305	￦	1,577	￦	1,057	￦	6,825

The current investment in equity securities are comprised of 2,300,000 shares of NeoWave Inc. The Company owns 5.94% of shares of NeoWave Inc. as of December 31, 2008. The non-current investment in equity securities are comprised of 1,000 shares of GameOn Co., Ltd. The Company owns 1.01% and 1.00% of shares of GameOn Co., Ltd. as of December 31, 2007 and 2008, respectively.

The original cost of the investment in NeoWave Inc. securities was ￦4,550 million when the Company acquired the securities in February 2008. During 2008, the Company concluded that the fair market value of NeoWave Inc. securities was significantly less than the original cost.  In addition, the Company concluded that it was unlikely to recover the original cost of the NeoWave Inc. investment at any time in the foreseeable future. Accordingly, as of December 31, 2008, the Company recorded an other-than-temporary loss on the investment in NeoWave Inc. securities of ￦3,883 million, which represents the difference between cost and fair market value at December 31, 2008.

The current investment in beneficiary certificates represents equity interests in a fund that is comprised of bonds, marketable equity securities and trust funds as of December 31, 2008. The fair value of bonds is derived based on quoted prices in active markets, the fair value of marketable securities is derived based on quoted prices in active exchange markets and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The Company has invested in multiple beneficiary certificates. Two of these beneficiary certificates contain embedded derivatives.  The Company has determined that it is not practical to bifurcate the embedded derivative and account for separately.  Pursuant to SFAS 159, the Company has elected the fair value option to account for these two beneficiary certificates.  Accordingly, the entire change in estimated fair value of the two beneficiary certificates that contain embedded derivatives is included in other expense on the consolidated statement of operations for the year ended December 31, 2008.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

The Company classified the investment in equity securities and beneficiary certificates other than the investment of GameOn Co., Ltd as the current investment as those securities are intended for use in current operations and the Company has the ability to liquidate such securities within one year of the balance sheet date.  The Company has held the securities of GameOn Co., Ltd for several years and does not have any intention to sell this investment within a year from the balance sheet date.

Unrealized gains on the available-for-sale securities, net of tax, included in accumulated comprehensive income were ￦948 million and ￦1,229 million at December 31, 2007 and 2008, respectively.  The deferred income tax liability amounts related to these unrealized gains were ￦360 million and ￦348 million at December 31, 2007 and 2008, respectively.

The Company sold securities of NeoWave Inc. investment in 2008 and sold out certain portions of beneficiary certificate in 2007 and 2008. Proceeds from the sales of available-for-sale securities were ￦21,360 million, ￦17,651 million and ￦9,194 million in 2006, 2007 and 2008, respectively. The gain on disposal of available-for-sale securities in 2006, 2007 and 2008 were ￦2,535 million, ￦3,755 million and ￦35 million, respectively, and loss on disposal of available-for-sale securities in 2008 were ￦1 million. These gains and losses were determined based on the average cost method.

5.    Property and equipment, net

Property and equipment as of December 31, 2007 and 2008 are as follows:

(In millions of Korean Won)	2007		2008

Land	￦	1,514	￦	1,514
Building		3,363		3,363
Computer and equipment		18,487		16,564
Furniture and fixtures		3,314		3,185
Vehicles		72		103
Software-externally purchased		6,505		8,478
		33,255		33,207
Less: accumulated depreciation and amortization		(22,108)		(24,098)
	￦	11,147	￦	9,109

Depreciation and amortization expense for the years ended December 31, 2006, 2007 and 2008, were ￦5,687 million, ￦4,670 million and ￦4,085 million, respectively. The expected future amortization expense of externally purchased software for 2009, 2010, 2011, 2012 and 2013 is ￦1,099 million, ￦507 million, ￦251 million, ￦194 million and ￦20 million, respectively.

6.    Impairment charges

During the year ended December 31, 2008, the Company recorded an impairment charge of ￦505 million for the leasehold improvements, equipment and certain other assets at its subsidiaries located

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

in China and United States. The Company concluded that these assets were impaired as there had been no revenue activities at these subsidiaries and that there are no other alternative uses for these assets.

7.    Derivatives

During 2008, the Company entered into a trading-purpose option contract related to the investment in NeoWave Inc. securities (see note 4) as of December 31, 2008. According to the terms of this contract, the put option allows the Company to sell NeoWave Inc. securities to a counterparty at ￦2,000 per share for 1,800,000 shares, and the call option allows for the same counterparty to buy NeoWave Inc. securities from the Company at ￦2,100 per share for 1,800,000 shares.  The estimated fair value of these derivatives related to this contract is as follows:

(In millions of Korean Won)	Fair value
Put-option	￦145
Call-option	-
Total	￦145

In March 2009, the Company exercised this put option and according to the terms of this contract, call option was expired upon this exercise.

8.    Fair value of financial instruments

The Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157) effective January 1, 2008, for all financial assets and liabilities as required. The adoption of SFAS 157 was not material to the Company’s financial position or results of operations.

As discussed in Note 2, the Company adopted SFAS 159, which permits entities to choose to measure financial instruments and certain other items at fair value and consequently report unrealized gains and losses on these items in earnings. SFAS 159 was effective for the Company’s fiscal year beginning January 1, 2008. The Company has elected the fair value option to measure one of its investments in available-for-sale securities.

The estimated fair value of financial assets is determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.

The following methods and assumptions were used to estimate the fair value of each class of significant financial assets and financial liabilities:

(i)	Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

The carrying amount approximates fair value because of the short maturities of these balances.

(ii)	Available-for-sale securities

The fair value of market traded investments such as listed company’s stocks, public bonds and other marketable securities are based on quoted market prices for those investments.

(iii)	Available-for-sale securities with an embedded derivative feature

The investment in beneficiary certificates represents equity interests in a fund that is comprised of bonds and trust funds as of December 31, 2008. The fair value of bonds is derived based on quoted prices in active markets, and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of this investment contains an embedded derivative.  The Company has determined that it is not practical to bifurcate the embedded derivative and account for separately.  Pursuant to SFAS 159, the Company has elected the fair value option to account for this investment.  Accordingly, the entire change in estimated fair value in the beneficiary certificates is included in the consolidated statement of operations.

(iv)	Derivatives

The fair value of derivatives is estimated based on pricing models using current market rates, records and other inputs that are observable.

The Company’s financial assets and liabilities are valued utilizing the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value which are the following:

- Level 1—	Quoted prices in active exchange markets involving identical assets or liabilities.

- Level 2—
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3—	Unobservable inputs for the asset or liability, either directly or indirectly, and management assessments and inputs using a binomial lattice model as the valuation technique.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis in accordance with FAS 157 and FAS 159 as of December 31, 2008:

(In millions of Korean Won)	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale securities, including current portion	2,376	4,449	-	6,825
Derivatives	-	145	-	145

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

9.    Accrued severance benefits

Accrued severance benefits as of December 31, 2007 and 2008 are as follows:

(In millions of Korean Won)	2007		2008

Balance at beginning of year	￦	5,774	￦	4,458
Provisions for severance benefits		1,287		1,666
Severance payments		(2,603)		(3,112)
Balance at end of year	￦	4,458	￦	3,012

It is estimated that no health and welfare benefits will be paid over the next ten years upon employees normal retirement ages.

10.  Commitments and contingencies

The Company rents vehicles, housing and office space under operating leases, which expire at various dates through 2011.

Future minimum lease payments for all operating leases at December 31, 2008, are as follows:
(In millions of Korean Won)

2009	￦	752
2010		433
2011		14
	￦	1,199

Rent expense incurred was approximately ￦1,527 million, ￦1,502 million and ￦1,768 million for the years ended December 31, 2006, 2007 and 2008, respectively.

During 2007, the Company entered into capital lease agreements related to equipment. The assets and liabilities under the capital leases were ￦171 million at the inception of the leases which represented the present value of the minimum lease payments over the lease term. The Company’s depreciation expense, with respect to the above lease agreements, was ￦39 million and ￦47 million for the years ended December 31, 2007 and 2008, respectively.

Future minimum lease payments under capital lease agreements as of December 31, 2008 are as follows:

(In millions of Korean won)	Minimum lease payments		Interest		Lease liabilities (Present value)

Within one year	￦	58	￦	3	￦	55
From one year to three years		22		-		22
	￦	80	￦	3	￦	77

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

The Company entered into a stand-by Letter of credit agreement with a financial institution, which is effective until December 18, 2009.  The financial institution provided a guarantee on borrowings by the Company’s Taiwan subsidiary of up to $660 thousand.

There are no amounts outstanding under the letter of credit agreement as of December 31, 2008.

As of December 31, 2007, the Company was a defendant in two lawsuits claiming damages for breach of contract as a result of two contracts in which the Company had been a party. On May 7, 2009, the court returned a verdict against the plaintiffs. The aggregated claims amount to approximately ￦6,500 million and the Company expects the plaintiffs to appeal the cases to the higher court. Although there can be no assurance as to the outcome, the Company’s management does not expect that the outcome in the above legal proceedings and claims, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

11.  Stockholders’ equity

As of December 31, 2008, the Company is authorized to issue 40,000,000 shares, par value ￦500 per share, in registered form, which consists of common shares, non-voting preferred shares and common shares convertible into non-voting preferred shares. The Common shares are convertible at a rate of common share for preferred share. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company's board of directors at the time of issuance. In addition, the Company is authorized to issue the non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

All of the outstanding shares are fully paid and are in registered form. No non-voting preferred shares or convertible common shares were issued or outstanding as of December 31, 2008.

On February 2, 2006, September 4, 2006 and September 21, 2007, the Company issued 1,000 common shares, 1,000 common shares and 2,000 common shares at ￦1,394 per share to the Company’s employees who exercised stock options which were granted on July 10, 2002.

As of December 31, 2008, the Company provided ￦346 million of its short-term financial instruments to banks as collateral for the employees' borrowings. The guarantees were given pursuant to the Company's employee stock purchase plan and the acquisition of stocks. The Company cannot withdraw the collateralized financial instruments until the employees' make full payment of their loans.

Dividends
Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. In 2006, 2007 and 2008, the Company did not declared dividends.

Accumulated deficit
Accumulated deficit consists of the following as of December 31, 2007 and 2008:

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

(In millions of Korean Won)	2007		2008
Appropriated retained earnings
Legal reserve	￦	322	￦	322
Reserve for business rationalization		118		118
Reserve for small and medium size enterprise investment		443		443
Accumulated deficit before disposition		(34,836)		(42,511)
	￦	(33,953)	￦	(41,628)

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

12.  Treasury stock

During 2005, the Company established a treasury stock fund of ￦9,000 million according to the resolution of its board of directors on April 14, 2005. During 2008, the Company renewed the contract amounts of this fund up to ￦6,319 million. The Company acquired 86,951 shares at an aggregate cost of ￦1,648 million, 755,616 shares at an aggregate cost of ￦9,443 million and 635,741 shares at an aggregate cost of ￦6,617 million during 2006, 2007 and 2008, respectively, on the open market or through the trust funds. The Company disposed of 1,033,654 shares of treasury stock at an aggregate proceeds of ￦14,166 million during 2007, resulting in decrease in additional paid-in capital amounting to ￦2,725 million. There was no disposal of treasury stock during 2008.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

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

The following table summarizes the stock options activity under the Plan:

	Weighted-Average Number of Stock Options	Weighted Average Exercise Price Per Share		Weighted Average Fair Value of Shares Granted
(in Korean Won, except number of stock options data)
Stock options outstanding as of December 31, 2006	128,300	￦	23,746	￦	9,907
Options granted	191,000		15,194		5,690
Options exercised	(2,000)		1,394		27,682
Options canceled/forfeited	(60,500)		22,895		9,412
Stock options outstanding as of December 31, 2007	256,800	￦	17,760	￦	6,749
Options granted	-		-		-
Options exercised	-		-		-
Options canceled/forfeited	(24,000)		16,338		6,927
Stock options outstanding as of December 31, 2008	232,800	￦	17,906	￦	6,731

As of December 31, 2008, the weighted-average remaining contractual life of outstanding options was 1.65 years.

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

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

exercisable for one year from the second anniversary of the grant date and the rest 50% of options for one year from the third anniversary of the grant date.

The total compensation expenses relating to the remaining stock options of ￦1,303 million, are recognized over the remaining vesting period on a straight line basis. For the years ended December 31, 2006, 2007 and 2008, the Company recognized a compensation expense of ￦277 million, ￦163 million and ￦307 million, respectively, for the shares granted. There were 40,650 exercisable options at December 31, 2008.

The fair value for each option was estimated at the grant date, using a Black-Scholes option pricing model, with the following assumptions:

	2006	2007

Expected dividend yield	0%	0%
Risk-free interest rate	4.85%	5.43%
Expected volatility	55.56%	56.21%
Expected life (in years from vesting)	2.5 years	2.5 years
Expected forfeitures	41%	42%
Fair value of stock	￦ 24,700	￦ 14,868

Expected volatilities are based on historical volatility of the Company’s stock.

14.  Income taxes

Income tax expense consists of the following:

(In millions of Korean Won)	2006		2007		2008
Current
Domestic	￦	-	￦	-	￦	63
Foreign		325		370		727
		325		370		790
Deferred
Domestic		4,777		2,209		12
Foreign		-		-		-
		4,777		2,209		12
Total income tax expense	￦	5,102	￦	2,579	￦	802

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2007 and 2008 are as follows:

(In millions of Korean Won)	2007		2008

Current deferred income tax assets (liabilities)
Allowance for accounts receivable	￦	500	￦	197
Deferred income		249		194
Available-for-sale securities		(360)		1,024
Income tax loss carryforward		673		2,686
Other		49		(227)
Total gross current deferred income tax assets		1,111		3,874
Less valuation allowance		(1,111)		(3,874)
Net current deferred income tax assets	￦	-	￦	-

Non-current deferred income tax assets (liabilities)
Deferred income	￦	153	￦	137
Available-for-sale securities		-		(339)
Accrued severance benefits		941		497
Property and equipment		(128)		19
Research and development costs		11,162		8,997
Income tax loss carryforward		14,670		14,695
Other		483		563
Total gross non-current deferred income tax assets		27,281		24,569
Less valuation allowance		(27,281)		(24,569)
Net non-current deferred income tax assets	￦	-	￦	-

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

As of December 31, 2007 and 2008, the Company recognized full valuation allowances for the net deferred tax assets as the management determined that it would not be able to realize these assets based on Webzen and its subsidiaries’ historical and projected net and taxable income.

As of December 31, 2008, Webzen and its subsidiaries had available net operating loss carryforwards of ￦71,597 million to offset future taxable income which expire in varying amounts from 2010 to 2013, except ￦10,221 million from subsidiary in the United States which expire in from 2025 to 2028.

The tax effects of temporary differences which are directly related to shareholders' equity amounted to ￦2,209 million and ￦12 million as of December 31, 2007 and 2008, respectively.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 27.5%.

In 2008, the corporate income tax rate was reduced. The Company is subject to corporate tax rates of 24.20% in 2009 and 22.00% in 2010 and thereafter. Accordingly, deferred income taxes as of December 31, 2008 were calculated based on the rates of 24.20% and 22.00% for the amounts expected to be realized during the fiscal year 2009 and thereafter, respectively.

A reconciliation of income tax expenses at the Korean statutory income tax rate to actual income tax expenses are as follows:

(In millions of Korean Won)	2006		2007		2008

Income tax (benefit) at Korean statutory tax rate	￦	(11,684)	￦	(6,396)	￦	(1,932)
Nondeductible items		(361)		(1,744)		606
Change in statutory tax rate		–		–		1,284
Change in valuation allowances		16,548		10,223		51
Foreign tax credit		361		369		726
Others		238		127		67
Total income tax expense	￦	5,102	￦	2,579	￦	802

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109, on January 1, 2007. The Company did not have any unrecognized tax benefits at December 31, 2007 and there has been no changes during the year ended December 31, 2008.

The Company is subject to taxation in the Republic of Korea, its major tax jurisdiction. The Company’s tax year for 2008 is subject to examination by the tax authorities.

The Company’s policy is to record any penalties associated with uncertain tax positions as income tax expense in the statement of income.

15.  Earnings per share

The components of basic and diluted earnings per share were as follows:

(In millions of Korean Won, except number of common shares and per share amounts)

	2006		2007		2008
Net loss available for common
stockholders (A)	￦	(47,065)		(25,594)		(7,675)
Weighted average outstanding shares
of common stock (B)		12,233,204		12,319,347		11,982,216
Common stock and common stock
equivalents (C)		12,233,204		12,319,347		11,982,216
Loss per share
Basic (A/B)	￦	(3,847)	￦	(2,078)	￦	(641)
Diluted (A/C)	￦	(3,847)	￦	(2,078)	￦	(641)

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

The Company did not include stock options in computation of diluted earnings per share in 2006, 2007 and 2008, because stock options are antidilutive.

16.  Related party transactions

As of December 31, 2007 and 2008, the Company provided loans to employees for housing amounting to ￦1,291 million and ￦1,083 million and recorded these loans as other current assets and other non-current assets. Short-term financial instruments amounting to ￦1,704 million and ￦346 million are subject to withdrawal restrictions in relation to bank loans of employees as of December 31, 2007 and 2008, respectively.

In May 2008, before NHN Games became the Company's related party, the Company entered into a three-year license agreement with NHN USA Inc., related party of NHN Games, for the distribution of Huxley in North America and Europe. For the year ended December 31, 2008, revenue and cost of revenue related to this agreement has not been incurred.

17.  Subsequent events

In April 2009, the Company entered into a service agreement with NHN Games under which NHN Games will be responsible for the development, operation and maintenance of Parfait Station until five years after the commercial launch of the game.

In May 2009, the Company entered into a three-year exclusive license with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com.

18.  Supplemental cash flow information and non-cash activities

(In millions of Korean Won)	2006		2007		2008

Supplemental cash flow information
Cash paid during the year for income taxes	￦	194	￦	398	￦	540
Interest paid		4		35		76
Supplemental non-cash activities
Assets acquired under a capital lease	￦	-	￦	171	￦	-

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of

Webzen Inc. :

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Webzen Inc. and its subsidiaries (the “Company”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
June 29, 2009

Item 19.  Exhibits

1.1	Articles of Incorporation Amended on March 27, 2009 (English translation)

2.1*	Form of Common Share Certificate (English translation)

2.2**	Form of ADR

2.3*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4***	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated February 3, 2004

2.5†	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts

4.1*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Ltd.

4.2††	Share Purchase Agreement, dated December 24, 2004, between the registrant and Gameon Co., Ltd. (English Translation)

6.1	Calculation of Basic and Diluted Earnings Per Common Share and ADS (see “Note 14 to the Consolidated Financial Statements” of this Form 20-F)

8.1	List of Subsidiaries (See “Item 4. Information on the Company — 4.C. Organizational Structure” of this Form 20-F)

11.1††	Code of Ethics (English Translation)

12.1	Certifications of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certifications of Chief Financial Officer required by Rule 13a-14(a)

13.1	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b)

*	Incorporated by reference to the exhibits to the registration statement on Form F-1 (File No. 333-110321).

**	Incorporated by reference to the exhibits to Form F-6, filed on June 20, 2005.

***	Incorporated by reference to the exhibits to Form F-6, filed on February 3, 2004.

†	Incorporated by reference to the exhibits to Form F-6, filed on July 16, 2004.

††	Incorporated by reference to the exhibits to the annual report on Form 20-F, filed on June 25, 2004.

Ex-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC

By:	/s/ Hyung-Cheol Kim
	Name:	Hyung-Cheol Kim
	Title:	Chief Financial Officer

Date:  June 29, 2009