Form 20-F/A
period 2008-12-31
WEBZEN INC
filed 2009-11-20
CIK 1266467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

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

Daelim Acrotel Building, 8th Floor,
467-6 Dogok-dong, Kangnam-ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
(1) Common shares, par value Won 500 per share (“Common Shares”)*	The Nasdaq Global Market
(2) American Depositary Shares (“ADSs”), each of which represents three tenths of a common share	The Nasdaq Global Market

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

As of December 31, 2008, 11,856,948 Common Shares and 6,572,570 ADSs were outstanding.

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

☐  Yes             ☒    No

EXPLANATORY NOTE

Webzen Inc. is filing this amendment no. 1 to its annual report on Form 20-F/A (the “Amendment No. 1”) for the fiscal year ended December 31, 2008 in order to revise disclosures in certain items, including Items 3.D. Risk Factors, 6.A. Directors and Senior Management, 7.A. Major Shareholders, 7.B. Related Party Transactions, 10.C. Material Contracts, 16B. Code of Ethics and 16G. Corporate Governance, contained in its annual report on Form 20-F filed on June 29, 2009 (the “Original Annual Report”) and to file additional exhibits to its annual report. No changes have been made to the financial statements included in the Original Annual Report. Except for the exhibits, which are incorporated by reference hereto, this Amendment No. 1 replaces and supersedes in its entirety the Original Annual Report.

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

We may have conflicts of interest with NHN Games. Because of NHN Games’ significant ownership interest in and control over us, we may not be able to resolve such conflicts on terms favorable to us.

Since May 2008, NHN Games Co., Ltd. (“NHN Games”), a developer of massively-multiplayer online games (“MMOGs”) and one of our potential competitors based in Korea, purchased common stock of our company (the “Common Shares”) from various shareholders including our prior controlling shareholders. As a result, it has gained control of our company and owned 3,469,784 Common Shares or 29.26% of the outstanding Common Shares as of June 18, 2009. In addition, NHN Games entered into an arrangement with Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim that they would have a good faith discussion with NHN Games before exercising any voting rights of the Common Shares and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of our company. Based on such arrangement, the individuals referred to above each executed and delivered a power of attorney appointing NHN Games as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 147 of the Capital Market and Financial Investment Business Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ. As a result, NHN Games effectively controlled 37.76% of our outstanding Common Shares as of June 18, 2009. Such share holding gives NHN Games the power to significantly affect the actions that require shareholder approval under Korean law and our articles of incorporation, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations and changes to our articles of incorporation. As a result of NHN Games’ share ownership, its voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, NHN Games’ voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, NHN Games may approve a merger or consolidation of our company, which you may disapprove. In addition, NHN Games is not prohibited from selling a controlling interest in us to a third party and may do so without your approval. NHN Games’ voting power and control over us could also cause transactions to occur that might not be beneficial to you as a holder of ADSs and could prevent transactions that would be beneficial to you. NHN Games’ decisions with respect to us or our business may be resolved in ways that favor NHN Games, which may not coincide with the interests of our other shareholders.

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

•	In April 2007, we commercially launched Soul of the Ultimate Nation (SUN) in Taiwan through our subsidiary Webzen Taiwan Inc. (“Webzen Taiwan”).

•	The9 launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in China in April and May 2007, respectively.

•	In December 2007, Webzen Taiwan entered into a publishing rights contract for the online game Mini Fighter service in Taiwan with CJ Internet.

•	Gameon launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in Japan in March and April 2008, respectively.

•	In May 2008, Webzen Taiwan launched open beta testing and commercial service of Mini Fighter in Taiwan.

•	In May 2008, we entered into a three-year license agreement with NHN USA Inc. (“NHN USA”) for the distribution of Huxley in North America and Europe.

•	In June 2008, we initiated open best test in Korea for Huxley.

•	In September 2008, NHN Games became our largest shareholder.

•	In October 2008, we appointed new chief executive officer, Mr. Chang Keun Kim.

•	In November 2008, we won the second prize by the Chairman of Korea Communications Commission in Korea Internet Award, sponsored by Korea Communications Commission.

•	In December 2008, Huxley won the Game Graphics Prize and Game Sound Prize in 2008 Korean Game Awards.

•	In March 2009, we entered into a channeling agreement with NHN Corp. to distribute Soul of the Ultimate Nation (SUN) in Korea through NHN Corp.’s online game portal, www.hangame.com.

•	In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station.

•	In April 2009, we entered into a lease agreement with nPluto Co., Ltd., an online game developer affiliated to NHN Corp., to lease our internet data centers and servers for nPluto’s future games.

•
In May 2009, we entered into a three-year exclusive license with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com.

Since May 2008, NHN Games purchased Common Shares from various shareholders including our controlling shareholders. As a result, it has gained control of our company and owned 3,080,565 Common Shares or 23.74% of the outstanding common shares as of June 30, 2009.

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

All of our current Directors but Hyung-Cheol Kim and Hyuk-Yun Kim were elected as Directors at the extraordinary general meeting of shareholders held on October 24, 2008 after NHN Games purchased Common Shares from our prior controlling shareholders. Hyuk-Yun Kim was elected as an Outside Director at the annual general meeting of shareholders held on March 27, 2009.

In 2008 and the first half of 2009, the composition of our Board changed several times. Our prior Chief Financial Officer and Director, Won Seon Kim, resigned on February 4, 2008. Outside Directors Moon Kyu Kim, Sang Woo Park and Yong Gu Kim resigned soon before the annual general meeting of shareholders held on March 28, 2008, and Directors Yong-Seo Choi, Hyung-Cheol Kim and Seong-Hoon Joo and Outside Directors Beom-Soo Seo, Young-Bong Yoon and Young-Hwan Choi were elected at that annual general meeting of shareholders. At the same meeting, the three Outside Directors were also selected as Audit Committee members. On July 10, 2008, Director Yong-Seo Choi resigned. Our prior Representative Director and Chief Executive Officer, Nam Ju Kim, Director Kil-Saup Song and Outside Directors Beom-Soo Seo, Young-Bong Yoon and Young-Hwan Choi resigned soon before the extraordinary general meeting of shareholders held on October 24, 2008, and Directors Chang Keun Kim and Byoung Gwan Kim and Outside Directors Chang Won Lee, Seoung Han Ha and Hwi Joon Shin were elected at that extraordinary general meeting of shareholders. At the same meeting, the three Outside Directors were also selected as Audit Committee members. Chang Keun Kim was selected as the Representative Director at a subsequent Board meeting. Outside Director Hwi Joon Shin resigned soon before the annual general meeting of shareholders held on March 27, 2009, and Hyuk-Yun Kim was elected as an Outside Director and selected as an Audit Committee member at that annual general meeting of shareholders.

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

Since May 2008, NHN Games purchased Common Shares from various shareholders including our prior controlling shareholders. See Item 4. Information on the Company – 4.A. History and Development of the Company. As a result, the number of Common Shares held by NHN Games increased from 0 shares as of April 30, 2008 to 3,469,784 shares or 29.26% of the outstanding Common Shares as of June 18, 2009. In addition, NHN Games entered into an arrangement with Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim that they would have a good faith discussion with NHN Games before exercising any voting rights of the Common Shares and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of our company. Counting in the shares held by such individuals, NHN Games effectively controlled 37.76% of our outstanding Common Shares as of June 18, 2009. Such share holding gives NHN Games the power to significantly affect the actions that require shareholder approval under Korean law and our articles of incorporation, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations and changes to our articles of incorporation.

According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2008, 1,971,771 Common Shares were held in the form of ADSs, representing 15% of total outstanding Common Shares, and there were 2,052 record holders of ADSs in the United States.

7.B.  Related Party Transactions

Contribution to Webzen Taiwan

We opened a stand-by letter of credit at Hana Bank until December 18, 2009 for our business in Taiwan and, in turn, Hana Bank provided a payment guarantee of US$660,000 for Webzen Taiwan’s loan from a local bank in Taiwan. During the fiscal year ended December 31, 2008, the largest amount outstanding of the loan to Webzen Taiwan from the Taiwan local bank was approximately US$167,000.

Contribution to Webzen China

On April 11, 2008 and December 5, 2008, we contributed ~~W~~977 million and ~~W~~476 million, respectively to Webzen China’s capital in order to provide working capital.

Loan to Webzen America

We extended a US$450,000 aggregate amount loan to Webzen America on March 18, 2008 and August 19, 2008. The term was for three years and the interest rate was 5%. Webzen America will use the proceeds of the loan for general corporate use. During the fiscal year ended December 31, 2008, the largest amount outstanding of the loan to Webzen America from us was approximately US$395,000.

Contracts with NHN Games or its Affiliates

In March 2009, we entered into a channeling agreement with NHN Corp. Under the agreement, we distribute our game Soul of the Ultimate Nation (SUN) in Korea through NHN Corp.’s online game portal, www.hangame.com, and use NHN Corp.’s virtual cash (Han Coin) settlement system in exchange for fees and 20% of profit sharing amount generated through the portal.

In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station. Under the agreement, NHN Games undertook to develop our discontinued online game Parfait Station, deliver by a certain date a version that is ready to be commercialized and maintain the game after commercialization in exchange for certain installment payments (~~W~~3.0 billion in total) during the development stage and 20-50% of net revenue generated from the game after commercialization.

In May 2009, we entered into a three-year exclusive license agreement with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com. Under the agreement, we are to receive software development and installation fees in the amount of US$300,000, 30% of net revenue generated in the licensed territory as running royalty (with minimum guarantee amounts) and additional incentives when certain milestone sales figures are achieved.

In June 2009, we entered into a outsourcing agreement with NHN Games where we are to provide services relating to strategy, marketing, promotion and businesses abroad. NHN Games is to pay ~~W~~93,750,000 per month for such services. The term of the agreement is to end on December 31, 2009, and will be automatically renewed for one year unless a party notifies termination of the agreement 30 days prior to the end of each contract period.

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

10.C.  Material Contracts

•
In April 2008, we terminated the publishing rights contract for the online game APB with RTW, and RTW agreed to reimburse part of the development cost we have invested by paying us US$10.4 million in total and 15% of the net receipt (capped at US$12.0 million) it will collect for three years after the commercial launch of APB.

•
In May 2008, we entered into a three-year exclusive license agreement with NHN USA Inc. for the distribution of Huxley in North America and most of the western European countries through www.ijji.com. Under the agreement, we are to receive software development and installation fees in the amount of US$1.5 million, 35% of net revenue generated in the licensed territory as running royalty (with minimum guarantee amounts) and additional incentives when certain milestone sales figures are achieved.

•
In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station. Under the agreement, NHN Games undertook to develop our discontinued online game Parfait Station, deliver by a certain date a version that is ready to be commercialized and maintain the game after commercialization in exchange for certain installment payments (~~W~~3.0 billion in total) during the development stage and 20-50% of net revenue generated from the game after commercialization.

•
In May 2009, we entered into a three-year exclusive license agreement with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com. Under the agreement, we are to receive software development and installation fees in the amount of US$300,000, 30% of net revenue generated in the licensed territory as running royalty (with minimum guarantee amounts) and additional incentives when certain milestone sales figures are achieved.

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

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to each member of our board of Directors and all employees, including our Chief Executive Officer and our Chief Financial Officer. The code of ethics was filed as exhibit 11.1 to the annual report on Form 20-F filed on June 25, 2004.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees – 6.C. Board Practices – Difference between Nasdaq requirements and home country practices.”

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

18.  Supplemental cash flow information and non-cash activities

(In millions of Korean Won)	2006		2007		2008

Supplemental cash flow information
Cash paid during the year for income taxes	￦	194	￦	398	￦	540
Interest paid		4		35		76
Supplemental non-cash activities
Assets acquired under a capital lease	￦	-	￦	171	￦	-

Item 19.  Exhibits

1.1*	Articles of Incorporation Amended on March 27, 2009 (English translation)

2.1**	Form of Common Share Certificate (English translation)

2.2***	Form of ADR

2.3**	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4†	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated February 3, 2004

2.5††	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts

4.1	Channeling Agreement dated March 1, 2009 between Webzen Inc. and NHN Co., Ltd.

4.2	Service Agreement dated April 2009 between Webzen Inc. and NHN Games Co., Ltd.

4.3	License and Distribution Agreement dated May 21, 2009 between Webzen Inc. and NHN USA Inc.

4.4	Business Agency Agreement dated June 8, 2009 between Webzen Inc. and NHN Games Co., Ltd.

4.5	License and Distribution Agreement dated May 19, 2008 between Webzen Inc. and NHN USA Inc.

4.6	Power of Attorney dated September 9, 2008 executed by Nam-Ju Kim

4.7	Power of Attorney dated September 9, 2008 executed by Ki-Yong Cho

4.8	Power of Attorney dated September 9, 2008 executed by Kil-Saup Song

4.9	Power of Attorney dated September 9, 2008 executed by Hyung-Cheol Kim

4.10	Power of Attorney dated September 9, 2008 executed by Chang Keun Kim

4.11	Lease Agreement dated September 1, 2005 between Webzen Inc. as tenant and Kim, Eun-ok as landlord (English translation)

4.12	Amendment dated September 10, 2007 to the Lease Agreement between Webzen Inc. as tenant and Kim, Eun-ok as landlord (English translation)

4.13	Lease Agreement dated May 28, 2008 between Webzen Inc. as tenant and Kim, Seong-gyun as landlord (English translation)

4.14	Lease Agreement dated May 25, 2009 between Webzen Inc. as tenant and Yu, Ji-hun as landlord (English translation)

4.15	Lease Agreement dated December 1, 2007 between Webzen Inc. as tenant and Han, Jeong-hee as landlord (English translation)

4.16	Amendment dated December 1, 2008 to the Lease Agreement between Webzen Inc. as tenant and Han, Jeong-hee as landlord (English translation)

6.1	Calculation of Basic and Diluted Earnings Per Common Share and ADS (see “Note 14 to the Consolidated Financial Statements” of this Form 20-F)

8.1	List of Subsidiaries

11.1†††	Code of Ethics (English Translation)

12.1	Certifications of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certifications of Chief Financial Officer required by Rule 13a-14(a)

13.1	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b)

*	Incorporated by reference to the exhibits to the annual report on Form 20-F, filed on June 29, 2009.

**	Incorporated by reference to the exhibits to the registration statement on Form F-1 (File No. 333-110321).

***	Incorporated by reference to the exhibits to Form F-6, filed on June 20, 2005.

†	Incorporated by reference to the exhibits to Form F-6, filed on February 3, 2004.

††	Incorporated by reference to the exhibits to Form F-6, filed on July 16, 2004.

†††	Incorporated by reference to the exhibits to the annual report on Form 20-F, filed on June 25, 2004.

Ex-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC

By:	/s/ Hwi Joon Shin
	Name:	Hwi Joon Shin
	Title:	Chief Financial Officer

Date:  November 20, 2009