Form 20-F
period 2009-12-31
WEBZEN INC
filed 2010-06-30
CIK 1266467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  000-50476
(Exact name of Registrant as specified in its charter)

Webzen Inc.
(Translation of Registrant’s name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Guro Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Hwi Joon Shin, Tel: +82 2 3498 1600, Facsimile: +82 2 2057 2568, 14th Floor, Daerung Post Tower 2nd, 182-13 Guro-Dong Guro Gu, Seoul, Korea 152-790
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
(1) Common shares, par value ￦500 per share (“Common Shares”)*	The Nasdaq Global Market
(2) American Depositary Shares (“ADSs”), each of which represents three tenths of a common share	The Nasdaq Global Market

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

The number of outstanding shares as of December 31, 2009:

Title of Class	Number of Shares Outstanding
Common Shares	10,499,658
ADSs	4,524,300

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes       ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T(§232.405 of this chapter) during the preceding 12 months(or for such shorter period that the registrant was required to submit and post such files)  ☐ Yes      ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement item the registrant has elected to follow.
U.S. GAAP ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes      ☒ No

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF FINANCIAL INFORMATION

Unless the context otherwise requires, references in this annual report to:

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“Government” are to the government of the Republic;

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Taiwan” are to Taiwan, the Republic of China;

•	“U.S.” or the “United States” are to the United States of America;

•	“Webzen,” “we,” “us,” “our,” “our company” or “Company” are to Webzen Inc.;

•	“Won” or “￦” are to the currency of the Republic;

•	“U.S. dollars,” “$” or “US$” are to the currency of the United States;

•	“Renminbi” or “RMB” are to the currency of China;

•	“NT dollars” are to the currency of Taiwan; and

•	“Yen” or “¥” are to the currency of Japan.

The consolidated financial statements of Webzen have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Won.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2009 which was ￦1,163.65 to US$1.00.

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

	As of and for the years ended December 31,
	2005		2006		2007		2008		2009		2009(1)
	(in millions of Won and thousands of US$, except per share data and per ADS data)										(unaudited)
Statement of operations data:
Online game subscriptions	￦	26,830	￦	21,247	￦	22,884	￦	22,478	￦	19,833	$17,043
Royalties and license fees		4,816		2,811		6,213		10,298		10,845	9,320
Service fees		—		—		—		—		717	616
Total net revenues		31,646		24,058		29,097		32,776		31,395	26,979
Cost of revenues		12,815		15,722		17,505		15,102		15,634	13,435
Gross profit		18,831		8,336		11,592		17,674		15,761	13,544
Selling, general and administrative expenses		26,763		32,699		22,848		24,590		13,761	11,825
Research and development expenses		20,282		24,062		23,164		1,816		2,227	1,914
Impairment charges		—		—		—		505		—	—
Operating loss		(28,214)		(48,425)		(34,420)		(9,237)		(227)	(195)
Interest income		4,747		3,991		3,503		3,364		2,232	1,919
Other income (expense)		(213)		1,946		7,660		(1,154)		2,440	2,096
Income (loss) before income tax expenses (benefit) and equity in earnings (loss) of related equity investment		(23,680)		(42,488)		(23,257)		(7,027)		4,445	3,820
Income tax expenses (benefit)		(5,507)		5,102		2,579		802		1,055	907
Income (loss) before equity in earnings (loss) of related equity investment		(18,173)		(47,590)		(25,836)		(7,829)		3,390	2,913
Equity in earnings (loss) of related equity investment, net of taxes		(664)		—		—		—		—	—
Net income (loss)		(18,837)		(47,590)		(25,836)		(7,829)		3,390	2,913
Net income (loss) attributable to non-controlling interest		(33)		(525)		(242)		(154)		81	69
Net income (loss) attributable to parent company	￦	(18,804)	￦	(47,065)	￦	(25,594)	￦	(7,675)	￦	3,309	$2,844
Earnings (loss) per share:
Net income (loss) attributable to parent company shareholders
Basic	￦	(1,497)	￦	(3,847)	￦	(2,078)	￦	(641)	￦	279	$0.24
Diluted(2)		(1,497)		(3,847)		(2,078)		(641)		278	0.24
Earnings (loss) per ADS(3)
Basic		(449)		(1,154)		(623)		(192)		84	0.07
Diluted(2)		(449)		(1,154)		(623)		(192)		83	0.07
Dividends declared per share(4)	￦	250	￦	—	￦	—	￦	—	￦	—	￦ —

	As of and for the years ended December 31,
	2005		2006		2007		2008		2009		2009(1)
	(in millions of Won and thousands of US$, except per share data and per ADS data)										(unaudited)

Weighted average number of shares outstanding:
Basic		12,563,892		12,233,204		12,319,347		11,982,216		11,856,948	11,856,948
Diluted(2)		12,563,892		12,233,204		12,319,347		11,982,216		11,885,846	11,885,846
Balance sheet data:
Cash and cash equivalents	￦	121,739	￦	78,138	￦	66,857	￦	41,823	￦	64,981	$55,842
Short-term financial instruments		2,935		5,211		8,047		11,523		1,411	1,212
Total assets		185,685		142,385		121,414		100,117		104,367	89,689
Total liabilities		17,406		16,691		22,475		16,929		16,768	14,410
Total parent company shareholders’ equity		167,412		125,396		98,869		83,188		87,575	75,259
Non-controlling interest		867		298		70		—		24	20
Total equity	￦	168,279	￦	125,694	￦	98,939	￦	83,188	￦	87,599	$75,279

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as announced by the Federal Reserve Bank of New York. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all.

(2)
For further information on historical financial statement effects of stock option issuances, see note 14 to our audited financial statements as of and for the years ended December 31, 2007, 2008 and 2009.

(3)	Based on earnings per share. Each ADS represents three-tenths of a common share.

(4)	The record date for the dividend payment was December 31, 2004.

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

In certain parts of this annual report, we have translated Won amounts into U.S. dollars for the convenience of investors. Unless otherwise stated, the rate we used for the translation was ￦1,163.65 to US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2009. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the exchange rate for Won, expressed in Won per one U.S. dollar.

	At the end of period	Average rate (1)	High	Low
Year ended December 31,	(Won per US$1.00)
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.8	1,507.9	935.2
2009	1,163.7	1,270.0	1,570.1	1,149.0
December	1,163.7	1,163.3	1,185.4	1,149.0
2010
January	1,158.7	1,138.2	1,163.1	1,120.0
February	1,159.0	1,155.7	1,170.0	1,144.0
March	1,131.2	1,136.1	1,153.0	1,128.0

	At the end of period	Average rate (1)	High	Low
Year ended December 31,	(Won per US$1.00)
April	1,108.0	1,115.5	1,126.3	1,104.0
May	1,194.5	1,164.8	1,253.2	1,115.0

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

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.  Risk Factors

Risks Related to the Company

Risks Related to Our Business

The merger with NHN Games Co., Ltd. (“NHN Games”) may expose us to certain risks.

On April 15, 2010, our board of directors approved a transaction with NHN Games, whereby NHN Games will merge with and into us under Korean law, pursuant to which NHN Games will cease to exist and we will be the sole surviving entity (the “Merger”).  The board of directors of NHN Games also approved the Merger and both companies entered into a merger agreement. All the assets and liabilities of NHN Games, along with its rights and obligations, will be assumed by us in accordance with applicable laws. At the shareholder meetings of our company and NHN Games, held on June 4, 2010, the shareholders of both companies approved the Merger.

The Merger exposes us to potential difficulties that could prevent us from achieving the strategic objectives for the Merger or harm our ability to achieve anticipated levels of profitability from the Merger. Specifically, these difficulties include:

•	diversion of management’s attention from the normal operation of our business;

•	potential loss of key employees of NHN Games;

•	increases in our expenses and working capital requirements, which reduce our return on invested capital;

•	potential increases in debt, which increase our operating costs as a result of higher interest payments;

•	exposure to unanticipated contingent liabilities of NHN Games;

•	difficulties in integrating NHN Games into our existing operations, technologies and personnel which may prevent us from achieving, or may reduce, the anticipated synergies;

•	the inability to generate sufficient revenue to offset the costs and expenses of the Merger;

•	the dilution of share ownership; and

•	potential loss of, or harm to, relationships with employees, customers and suppliers as a result of challenges from the integration process.

If we are not able to successfully manage these potential difficulties, the Merger might not result in any anticipated benefits, which could materially and adversely affect our business, financial condition and results of operations.

Our business is intensely “hit” driven. If we fail to deliver “hit” products or if consumers prefer our competitors’ products over our own, our operating results could suffer.

While many new online game products are regularly introduced, only a relatively small number of “hit” titles account for a significant portion of the total net revenue in our industry. We commenced commercial service of Soul of the Ultimate Nation (SUN) in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008. The performance in Korea, however, has not met our initial expectations. We have also conducted multiple tests of Huxley since September 2007, and we expect to commence commercial service of Huxley in the second half of 2010 in Korea and the U.S. In addition to our internal development efforts, we have entered into agreements with NHN Games to broaden our game offerings. We have already started offering Archlord through a portal website jointly operated with NHN Games, and have plans to offer Reign of Revolution (“R2”) in the near future.

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

Global credit markets have been experiencing difficulties and volatility since the second half of 2008. The market uncertainty that started in the U.S. residential market further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These developments have resulted in significant contraction, de-leveraging and reduced liquidity in the global credit markets, as well as bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. More recently, concerns over volatility in the global financial markets resurfaced when Dubai requested a standstill in connection with debt owed by its state-run companies and growing budget deficits of Greece led the three leading rating agencies to downgrade the country’s debt ratings. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to financial markets. However, the overall impact of these legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. The United States Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

We are exposed to risks related to changes in the global and Korean economic environments, changes in interest rates and instability in the global financial markets. As liquidity and credit concerns and volatility in the global financial markets increased, the value of the Won relative to the Dollar has fluctuated significantly. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in securities prices of Korean companies, including ours, which may result in trading and valuation losses on our trading and investment securities portfolio. In addition, limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically have led many lenders and institutional investors to reduce or cease providing funding to borrowers, which may negatively impact our liquidity and results of operation. Major market disruptions and the current adverse changes in market conditions and regulatory climate may further impair our ability to meet our desired funding needs. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our business and the ability to meet our funding needs, as well as negatively affect the market prices of our common shares and ADSs. In addition, if our game players reduce their spending on playing massively-multiplayer role-playing online games, or MMORPGs, due to such uncertain economic conditions, our business may be adversely affected.

We may have conflicts of interest with NHN Games. Because of NHN Games’ significant ownership interest in and control over us, we may not be able to resolve such conflicts on terms favorable to us.

Since May 2008, NHN Games purchased common stock of our company (the “Common Shares”) from various shareholders including our prior controlling shareholders. As a result, it has gained control of our company and owned 3,469,784 Common Shares or 29.26% of the outstanding Common Shares as of May 06, 2010. In addition, NHN Games entered into an arrangement with Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Chang Keun Kim that they would have a good faith discussion with NHN Games before exercising any voting rights of the Common Shares and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of our company. Based on such arrangement, the individuals referred to above each executed and delivered a power of attorney appointing NHN Games as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 147 of the Capital Market and Financial Investment Business Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ. As a result, NHN Games effectively controlled 37.76% of our outstanding Common Shares as of May 06, 2010. Such share holding gives NHN Games the power to significantly affect the actions that require shareholder approval under Korean law and our articles of incorporation, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations and changes to our articles of incorporation. At the effective date of the Merger, NHN Corporation (“NHN Corp.”) and Byoung Gwan Kim, who together owns the majority of the shares of NHN Games, will together own the majority the Common Shares, and thus will have the power to control the actions that require shareholder approval. As a result of such share ownership, its voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, NHN Games, or after the effective date of the Merger, NHN Corp. and Byoung Gwan Kim, may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price; approve a merger or consolidation of our company, which you may disapprove; or sell a controlling interest in us to a third party without your approval. Decisions by NHN Games, or after the effective date of the Merger, by NHN Corp. and Byoung Gwan Kim, with respect to us or our business may be resolved in ways that favor them, which may not coincide with the interests of our other shareholders.

If we do not meet our product development schedules, our operating results will be adversely affected.

We have new games and services that we plan to launch from the second half of 2010. Huxley is scheduled for commercial launch in the second half of 2010, and T Project is planned to have an open beta testing in 2011. We have also commenced the development of MU2. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of development teams required by the increasing complexity of our products and the need to fine-tune our products prior to their release. We have in the past experienced development delays of our products. Failure to meet anticipated production or commercialization schedules may cause a shortfall in our revenue, adversely affect our profitability and cause our operating results to be materially different from expectations. In addition, the perceived or actual delay of our launch schedules has in the past and will likely in the future have a negative affect on the price of our common shares and ADSs.

We currently depend on two games, MU and Soul of the Ultimate Nation (SUN), for substantially all of our revenue.

Substantially all of our revenues and profits are currently derived from two online games, MU and Soul of the Ultimate Nation (SUN). Revenue generated from MU decreased in 2009 and may decrease in the future as the game has reached its declining stage and as users may switch to newly introduced games or other MMORPGs or discontinue playing MMORPGs. We commenced commercial service of Soul of the Ultimate Nation (SUN) in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008, but the game is still in its initial stages contributing less to our revenue than MU. We have entered into agreements with NHN Games to broaden our game offerings. We commenced service of Archlord in July 2009 and plan to offer R2 in the near future. If revenue derived from Soul of the Ultimate Nation (SUN) or Archlord does not increase at the pace we expect, or at all, MU revenue continues to decline or commercialization of new games such as Huxley and R2 is delayed for any reason, our future results of operations and the prices of our common shares and ADSs will be negatively affected.

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

Unexpected network interruptions caused by system failures or any leaks of personal information may lead to subscriber and revenue reductions and harm our reputation.

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

We believe that we may have been a passive foreign investment company (“PFIC”) for 2009, which has certain adverse U.S. federal income tax consequences to holders of common shares and ADSs.

In general, we will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income. Based on the price of our common shares and ADSs during our 2009 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe we may have been a PFIC for our 2009 taxable year. Further, there is a significant risk that we will be a PFIC for our 2010 taxable year and in future taxable years.

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

Legislation is periodically introduced in Korea by government agencies to establish a system for protecting consumers from excessive usage, the influence of graphic violence and sexually explicit material contained in various types of games. Korean law currently requires online game companies to obtain ratings classifications and implement procedures to restrict the distribution of online games to certain age groups. See “Item 4. Information on the Company — 4.B. Business Overview — Laws and Regulations.” Similar mandatory ratings systems and other regulations affecting the content and distribution of our games have also been adopted in China and other markets. In the future we may be required to modify our game content or features or alter our marketing strategies to comply with new government regulations or new ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential range of our customer base. Moreover, uncertainties regarding government restrictions or ratings systems applicable to our business could give rise to market confusion, thereby adversely affecting our business or the prevailing price of our common shares or ADSs.

Foreign operations are subject to different business, political and economic risks.

For the year ended December 31, 2009, 34.5% of our total net revenues came from license and royalty revenues from our operations outside of Korea, including China, Taiwan, Japan, the Philippines, Vietnam and the U.S.. Foreign operations are subject to inherent risks, including disputes with our licensees or joint venture partners, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retraining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in Won in our financial statements.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs, the sinking of the Korean warship Cheonan and uncertainty regarding North Korea’s actions and possible responses from the international community. In April 2009, after launching a long-range rocket over the Pacific Ocean, which led to protests from the international community, North Korea announced that it would permanently withdraw from the six-party talks that began in 2003 to discuss Pyongyang’s path to denuclearization. On May 25, 2009, North Korea conducted its second nuclear testing and launched several short-range missiles. After North Korea’s second nuclear testing, the Republic joined the Proliferation Security Initiative, a U.S.-led multinational initiative involving the interdiction of third-country ships on the high seas on the basis of carrying nuclear materials, over Pyongyang’s harsh rebuke and threat of war. After the United Nations Security Council passed a resolution on June 12, 2009 to condemn North Korea’s second nuclear test and impose tougher sanctions such as a mandatory ban on arms exports, North Korea announced that it would produce nuclear weapons and take “resolute military actions” against the international community. On March 27, 2010, the Korean warship Cheonan sank, causing casualties of Korean sailors. In May 2010, Korea accused North Korea of causing the sinking, increasing the tension between the two countries.

Recently, there has been increased uncertainty about the future of North Korea’s political leadership. In June 2009, there were reports citing American and South Korean officials that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges.

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

We are incorporated in Korea and a significant portion of our operations and assets are based in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely effect global and Korean economies. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition, results of operations and cash flows.

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

Risks Related to Our ADSs

We recently announced our intention to delist our ADSs from NASDAQ Global Market reducing the liquidity of the ADSs.

On June 18, 2010, we announced our intention to delist our ADSs from NASDAQ Global Market and to deregister and terminate our reporting obligations with the SEC. We have provided a written notice to NASDAQ of the intent to delist and will arrange in due course, after consultation with NASDAQ, the date on which our ADSs will no longer be traded on NASDAQ Global Market. We plan to maintain an American Depositary Receipt program on a Level I basis, which will allow investors to hold their securities in the form of ADSs. As a result, our ADSs will only be traded over-the-counter and will not be traded on any national securities exchange or inter-dealer quotation system in the U.S. Common Shares will continue to be traded on KOSDAQ Market.

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

We currently follow home country practice in lieu of complying with certain requirements of the Nasdaq Stock Market. This may afford less protection to holders of our ordinary shares and ADSs.

Rule 5605 of the Nasdaq Listing Rules, requires listed companies to have, among others, a board of directors comprised of a majority of independent directors, the holding of regularly scheduled meetings at which only independent directors are present, a compensation committee, if any, comprised solely of independent directors, and a nominations committee, if any, comprised solely of independent directors. As a foreign private issuer, however, we are permitted to, and we do, follow home country practice in lieu of the above requirements. See “Item 6.C. Directors, Senior Management and Employees—Board Practices” and “Item 16G. Corporate  Governance” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Listing Rules. As a result, we have fewer board members exercising independent judgment and the level of board oversight on the management of our company may therefore decrease. The board members who are not independent may also cause a merger, consolidation, change of control or other transactions or actions without the consent of the independent directors, which may lead to a conflict with the interest of holders of our ordinary shares and ADSs. Holders of our ordinary shares and ADSs may therefore be afforded less protection.

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

Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends on the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the United States-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs, with certain limited exceptions. See “Item 10. Additional Information — 10.E. Taxation — Korean Taxation” for a more detailed discussion of the effects of Korean tax laws on the holders of ADSs, including the possible imposition of a Korean securities transaction tax.

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

Item 4.  Information on the Company

4.A.  History and Development of the Company

We were incorporated as a company with limited liability under Korean law on April 28, 2000. Our legal and commercial name is “주식회사 웹 젠” (pronounced “Chushikhoesa Webzen”) in Korean, and “Webzen Inc.” in English. Our registered office is located at 14th Floor, Daerung Post Tower 2nd, 182-13 Guro-Dong, Guro-Gu, Seoul, Korea 152-790. Our telephone number is (822) 3498-1600. We maintain a website at http://www.webzen.com. The information on our website is not incorporated by reference into this annual report. Our agent for U.S. federal securities law purposes is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

Our largest shareholder is NHN Games, a private company established in Korea in 2004 by NHN Corp. NHN Corp. is the largest diversified internet service provider in Korea, which is listed on KOSPI Market of Korea Exchange. NHN Corp. established NHN Games to strengthen its online game development capabilities. NHN Games is a leading developer and service provider of massively-multiplayer online games and is engaged in the business of developing and distributing online games, licensing software and other related services.  NHN Games has developed and provides online games such as Continent of the Ninth (“C9”), Archlord and R2.

Archlord is a fantasy MMORPG, in which players, among other things, aim to become the archlord with unlimited powers and special skills. Archlord has an unique item customizing system that gives players the power to directly change and upgrade their items as part of their skill set. The game was first released in 2005 in Korea and in 2006 in the U.S. and Europe. In 2007, Archlord was offered on a free-to-play basis. We currently offer Archlord both in Korea and globally. R2, a fantasy MMORPG, was first released in 2006. R2 allows player versus player conflict, where one player can actually be killed by another player. C9, a fantasy multiplayer online role-playing game (“MORPG”) was first released in August 2009 and partial commercial service began in September of the same year. In December 2009, C9 won the Grand Prize in 2009 Korean Game Awards. We plan to offer R2 in the second half of 2010 through our game portal. Battle Territory or Battery, is a modern military massively multiplayer online first person shooter game emphasizing military themes, that delivers realistic fight scenes in a military combat environment. We entered into a publishing agreement with NHN Games to publish Battery.

We are a leading developer and distributor of online games in Korea. Some of the important events in the development of our business since the beginning of 2008 are set forth below:

•	GameOn Co. Ltd. (“GameOn”) launched open beta testing and commercial service of Soul of the Ultimate Nation (SUN) in Japan in March and April 2008, respectively.

•	In May 2008, Webzen Taiwan Inc. (“Webzen Taiwan”) launched open beta testing and commercial service of Mini Fighter in Taiwan.

•	In May 2008, we entered into a three-year license agreement with NHN USA Inc. (“NHN USA”) for the distribution of Huxley in North America and Europe.

•	In June 2008, we initiated open beta testing in Korea for Huxley.

•	In September 2008, NHN Games became our largest shareholder.

•	In October 2008, we appointed new chief executive officer, Mr. Chang Keun Kim.

•	In November 2008, we won the second prize by the Chairman of Korea Communications Commission in Korea Internet Award, sponsored by Korea Communications Commission.

•	In December 2008, Huxley won the Game Graphics Prize and Game Sound Prize in 2008 Korean Game Awards.

•	In March 2009, we entered into a channeling agreement with NHN Corp. to distribute Soul of the Ultimate Nation (SUN) in Korea through NHN Corp.’s online game portal, www.hangame.com.

•	In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station.

•	In April 2009, we entered into a lease agreement with nPluto Co., Ltd., an online game developer, to lease our internet data centers and servers for nPluto’s future games.

•
In May 2009, we entered into a three-year exclusive license with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com.

•	In May 2009, we amended the online publishing agreement entered into with Red 5 Studios, Inc. (“Red 5 Studios”).

•	In June 2009, we launched the global service of MU online on webzen.com and started development of MU2

•	In June 2009, we entered into an outsourcing agreement with NHN Games where we are to provide services relating to strategy, marketing, promotion and businesses abroad.

•	In July 2009, we sold off our office space on the 3rd floor of Daelim Acrotel Building C, 467-6, Dogok-dong, Kangnam-gu, Seoul, Korea.

•
In August 2009, we entered into a joint venture agreement with NHN Games where we will provide MU and SUN online and NHN Games will provide Archlord and R2 through a jointly operated global game portal called webzen.com.

•	In October 2009, we launched the global service of Archlord and SUN: World Edition on webzen.com.

•	In November 2009, we began offering MU Blue.

•	In December 2009, we filed a suit against The9 Limited (“The9”) for the return of trademark “MU.”

•
In December 2009, we moved our corporate headquarters from Daelim Acrotel Building C, 467-6 Dogok-dong Kangnam-Ku, Seoul, South Korea to 14th Floor, Daerung Post Tower 2nd, 182-13, Guro Dong, Guro-Gu, Seoul, South Korea.

•	In December 2009, Webzen Taiwan, our subsidiary, entered into an internet game distribution and service agreement with NHN Games Corp. to provide R2 in Taiwan.

•	In February 2010, we entered into a publishing agreement with NHN Games to service Battle Territory, a first-person shooter game developed by NHN Games.

•	In April 2010, we announced the decision to merge with NHN Games.

•	In April 2010, we entered into a channeling agreement with NHN Corp. to distribute Huxley: Dystopia.

•	In May 2010, we started offering Huxley: Dystopia on a trial basis.

•	In May 2010, we renewed GameNow.net Ltd. (“GameNow”)’s exclusive license to publish and operate SUN in China.

Since 2008, NHN Games purchased Common Shares from various shareholders including our controlling shareholders. As a result, it has gained control of our company and owned 3,469,784 Common Shares or 29.26% of the outstanding common shares as of May 06, 2010.

On June 18, 2009, NHN Games purchased 155,491 Common Shares from Nam-Ju Kim through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 155,491 shares was ￦2,721,092,500, or ￦17,500 per share.

On June 18, 2009, NHN Games purchased 114,714 Common Shares from Ki-Yong Cho through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 114,714 shares was ￦2,007,495,000, or ￦17,500 per share.

On June 18, 2009, NHN Games purchased 119,014 Common Shares from Kil-Saup Song through a block trade after the close of the KOSDAQ market. The total amount paid by NHN Games for the 119,014 shares was ￦2,082,745,000, or ￦17,500 per share.

On September 9, 2008, Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim each executed and delivered a power of attorney appointing NHN Games as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 147 of the Capital Market and Financial Investment Business Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ. When NHN Games purchased the Common Stock from Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Hyung-Cheol Kim as set forth above, it had an arrangement (the “Arrangement”) with the individuals referred above that they would have a good faith discussion with NHN Games before exercising any voting rights of the Common Shares and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of our company, including:

•	elections and dismissals of directors;

•	amendments to the article of incorporation regarding our organization including any change to the board of directors;

•	changes to our capital;

•	approvals of dividend plans;

•	mergers and spin-offs;

•	general share exchanges or stock transfers;

•	transfers or acquisitions of significant business operations;

•	disposals of significant assets; and dissolution of our company.

On August 24, 2009, Hyung-Choel Kim resigned from his post as the CFO and Director of the Company and withdrew from the Arrangement.

NHN Games controls the Board and thereby oversees our business, operations and future plans.

On April 15, 2010, our board of directors approved the Merger.  The board of directors of NHN Games also approved the Merger and both companies entered into a merger agreement.  After the board approvals and the execution of the merger agreement, we filed a merger report on Data Analysis, Retrieval and Transfer System (“DART”) of the Financial Supervisory Service of Korea (“FSS”) and made it public.

In connection with the Merger, shareholders of NHN Games will be issued Common Shares in exchange for the shares of NHN Games held by them, pursuant to an exchange ratio determined by a formula prescribed under Korean securities law.  Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “Enforcement Decree”) provides that, in cases of a merger between a “stock-listed corporation” and a “stock-unlisted corporation” (i.e., a private company), (i) the stock exchange ratio shall be determined based upon the market price of the stock-listed corporation (as long as market price exceeds the net asset value per share) and the weighted average of “asset value,” “earnings value” and “relative value” of the stock-unlisted corporation, provided that when relative value is unavailable, it may be replaced with the weighted average of the asset value and earnings value (the methods of calculating asset value, earnings value and relative value are to be prescribed by the Financial Services Commission (“FSC”)) and (ii) if the surviving entity after the merger is a stock-listed corporation, the appropriateness of the merger value shall be appraised by an outside appraisal organization such as an accounting firm, credit rating agency or other organizations designated in the rules.  FSC has published interpretive guidelines setting forth that (i) asset value shall be calculated by subtracting loans and receivables the payments of which are doubtful from net tangible assets and then dividing by issued and outstanding shares, (ii) earnings value shall be calculated by dividing estimated net profit per share (using the weighted average of the projections of net income for the current year and the immediately subsequent year after subtracting the expected dividends) by the benchmark ROE (150% of the average interest rate of 1-year term savings of four Korean commercial banks designated by FSC) and (iii) relative value is calculated by averaging the market price of two or more companies that are conducting similar businesses, listed on an exchange and meet other requirements and then discounting the price at a reasonable rate, which shall not be lower than 30%.  In the Merger, NHN Games used the weighted average of the asset value and earnings value in assessing its stock value for the calculation of the stock exchange ratio.  Based on this formula (using April 14, 2010 as the base date for the calculation), the stock exchange ratio was 1.57262712 Common Shares per one NHN Games’ common share.  Deloitte Anjin LLC (“Deloitte”), a member firm of Deloitte Touche Tohmatsu, a Swiss Verein, verified the appropriateness of the merger value and stock exchange ratio pursuant to Article 176-5 of the Enforcement Decree. At the shareholder meetings of our company and NHN Games, held on June 4, 2010, the shareholders of both companies approved the Merger. Shareholders of both companies opposing the Merger had appraisal rights under the Korean Commercial Code.  We expect the Merger to conclude by July 12, 2010.

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

On June 18, 2010, we announced our intention to delist our ADSs from the NASDAQ Global Market and to deregister and terminate our reporting obligations with the SEC. Our Board of Directors approved the decision at its meeting held on the same day. We have provided written notice to NASDAQ of the intent to delist and will arrange in due course, after consultation with NASDAQ, the date on which our ADSs will no longer be traded on NASDAQ Global Market. We filed a Form 25 with the SEC on June 28, 2010.

The main purpose of delisting is to reduce complexity in financial reporting and related administrative costs as well as to forgo the cost and potential delays of re-submitting a continuing listing application to NASDAQ,  the need to re-submit having risen due to the Merger. We plan to maintain an American Depositary Receipt program on a Level I basis, which will allow investors to hold their securities in the form of ADSs. Common Shares will continue to be traded on KOSDAQ Market.

4.B.  Business Overview

We are a leading developer and distributor of online games. Our game Soul of the Ultimate Nation (SUN) is a three-dimensional MMORPG provided in Korea, Taiwan, China and Japan and the U.S. MU is a MMORPG initially launched in 2001 and currently is provided in Korea, China, Japan, Taiwan, the Philippines and Vietnam. We are also planning to release new online games beginning in the second half of 2010.

We commercially launched Soul of the Ultimate Nation (SUN) in Korea in November 2006, in Taiwan in April 2007, in China in May 2007 and in Japan in April 2008.

We began offering MU Blue in November 2009.

We have several new games and services that we plan to launch. Huxley is scheduled for commercial launch in the second half of 2010, and T-Project is planned to have an open beta testing in 2011. We have also commenced development of MU2.

In addition to the games developed in-house, we have agreements in place to offer NHN Games’ products through our channel. We began offering Archlord to users in Korea in July 2009 and in the U.S. in October 2009. We plan to offer R2 in the second half of 2010. We entered into a publishing agreement with NHN Games to publish Battery.

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

Our MU users pay hourly charges based upon the hour they use our service or, alternatively, pay a flat fee – usually a fixed amount per month – for a longer period of time. In 2007, we introduced microtransaction sales for MU service in Japan, Taiwan and China, and the end-users in those markets pay us when they buy at our in-game item shops various items for their characters, such as armor, weapons and potions and the right to change the world or stage in which the end-user plays. We successfully introduced the same concept to Korea by offering MU Blue in November 2009. Players using MU Blue play on a separate server from players using MU Red, the subscription service. Unlike MU Red, players using MU Blue do not pay hourly or monthly fees.

In addition to the games that we developed internally, we distribute games developed by NHN Games. We currently offer Archlord both in Korea and globally. Archlord is a fantasy MMORPG, in which players, among other things, aim to become the archlord with unlimited powers and special skills. Archlord has an unique item customizing system that gives players the power to directly change and upgrade their items as part of their skill set. The game was first released in 2005 in Korea and in 2006 in the U.S. and Europe. Like Soul of Ultimate Nation (SUN) and MU, revenue from Archlord is generated from microtransaction sales. We also plan to distribute R2, a fantasy MMORPG, which was first released in 2006. R2 allows player versus player conflict, where player can actually be killed by another player. We plan to offer R2 in the second half of 2010 through our game portal. Battle Territory or Battery, is a modern military massively multiplayer online first person shooter game, emphasizing military theme, delivering realistic fight scenes in a military combat environment. We entered into a publishing agreement with NHN Games to publish Battery.

Products under Development

Huxley is a massively-multiplayer online first person shooting game.  Users will be able to play a “Doom”-style first person shooting game with up to 5,000 other players simultaneously and battle against opposing races. Huxley finished its closed beta testings in Korea in September 2007 and December 2007 and its open beta testing in Korea in November 2008. After completing several beta tests in 2009, we began offering Huxley on a trial basis in May 2010. We expect to commence its commercial service in Korea and the U.S. in the second half of 2010.

T-Project is being developed by Red 5 Studios and is planned to have a closed beta testing in 2010 and an open beta testing in 2011. For T-Project, we signed a worldwide publishing rights contract with the developing company. The contract is for five years after the game is commercialized, and we have agreed to pay royalties for the exclusive world-wide distribution rights to this game. On May 28, 2009, an amendment to the original publishing agreement was made to waive our obligation to make any additional payments relating to T-project partly in exchange for Red 5 Studios’ publishing rights in the United States and Europe. Under the amendment, Red 5 Studios will pay us 10% of the revenue from the United States and Europe for five years after commercialization and an additional 5% of such revenue (with quarterly cap of US$2,083 thousand with respect to the 5% additional revenue) for the first three-year period after commercialization. We will remain the exclusive publisher of the game in all other markets throughout the world, but we are required to pay Red 5 Studios 50% of such revenue from other markets for five years after commercialization.

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

Markets

In 2001 and 2002, substantially all of our revenue was generated from online game subscriptions in Korea. In 2003, approximately 85.5% of our revenue was generated from online game subscriptions in Korea and approximately 14.5% of our revenue was generated from the payment of royalties and license fees by our overseas licensee. In 2004, 2005 and 2006, approximately 84.9%, 84.8% and 88.3% of our revenue was generated from online game subscriptions in Korea, Taiwan and China, and approximately 15.1%, 15.2% and 11.7% of our revenue was generated from royalties and license fees paid by our licensees in the overseas markets, respectively. In 2007, approximately 67.5%, 6.6% and 4.5% of our revenue was generated from online game subscriptions and microtransaction sales in Korea, Taiwan and China, respectively, and approximately 11.4%, 6.9%, 1.4%, 1.0% and 0.7% of our revenue were generated from royalties and fees paid by our licensees in China, Japan, the U.S., Vietnam and the Philippines, respectively. In 2008, approximately 52.1%, 10.3% and 6.2% of our revenue was generated from online game subscriptions and microtransaction sales in Korea, Taiwan and China, respectively, and approximately 16.0%, 12.8%, 1.4%, 0.8% and 0.4% of our revenue were generated from royalties and fees paid by our licensees in China, Japan, the U.S., Vietnam and the Philippines, respectively. In 2009, approximately 48.2%, 9.6% and 5.3% of our revenue was generated from online game subscriptions and microtransaction sales in Korea, Taiwan and China, respectively, and approximately 22.3%, 9.8%, 1.3%, 0.8% and 0.3% of our revenue were generated from royalties and fees paid by our licensees in Japan, China, Vietnam, the U.S. and the Philippines, respectively.

Korea. We commenced commercial service of MU in Korea in November 2001. We divide our MU online game subscribers in Korea into individual PC account subscribers and Internet cafe subscribers. Individual PC account subscribers are individuals who log on to our game servers either from home or at work, whereas Internet cafe subscribers are commercial businesses with multiple PCs that provide Internet and online game access to their customers for hourly fees. After the introduction of the game, the number of individual PC account subscribers grew until the first quarter of 2004. Since then, the number of individual PC account subscribers has declined, and we recorded 27,806 individual account subscribers at the end of first quarter of 2010 compared to 28,696 at the end of the first quarter of 2009.

The following table sets forth information on MU users and accounts in Korea since 2008:

	2008				2009				2010
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
No. of Internet cafe accounts(1)	14,972	14,136	12,701	12,149	11,171	13,460	13,007	13,157	12,560
No. of paying individual PC account subscribers(2) (3)	38,461	36,323	32,626	31,209	28,696	23,481	20,636	38,198	27,806

(1)	The number of Internet cafe account refers to the number of accounts held by Internet cafes that actually accessed MU online game during the period indicated.

(2)	As of the end of the period.

(3)	The spike in subscriber numbers in the fourth quarter of 2009 can be attributed to the launch of MU Blue.

We commenced commercial service of our new game Soul of the Ultimate Nation (SUN) in Korea in November 2006. We divide our Soul of the Ultimate Nation (SUN) online game subscribers into individual PC account subscribers and Internet cafe subscribers, but unlike MU, do not collect hourly or monthly subscription fees from them. Our Soul of the Ultimate Nation (SUN) users pay us when they buy – at our in-game item shops – various items for their characters, such as armor, weapons and potions, and the right to change the world or stage in which the end-user plays. Since March 2009, we started to provide our Soul of the Ultimate Nation (SUN) in Korea through NHN Corp.’s game portal www.hangame.com. While the gamers who subscribed for Soul of the Ultimate Nation (SUN) before March 26, 2009 can use our old Soul of the Ultimate Nation (SUN) portal, all new subscribers since then are to use NHN Corp.’s game portal.

The following table sets forth information on Soul of the Ultimate Nation (SUN) users and accounts in Korea since the first quarter of 2008:

	2008				2009				2010
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
No. of Internet cafe accounts(1)	8,944	6,844	5,768	3,974	2,547	11,129	8,728	8,670	7,130
No. of paying individual PC account subscribers(2)(3)	6,180	4,674	3,939	2,714	3,261	6,345	4,944	5,724	4,765

(1)	The number of Internet cafe account refers to the number of accounts held by Internet cafes that actually accessed Soul of the Ultimate Nation (SUN) during the period indicated.

(2)	As of the end of the period.

(3)	The spike in number of internet cafe accounts and subscribers in the second quarter of 2009 can be attributed to the SUN being offered through game portals such as Hangame.

Overseas markets. In China, we license our game to GameNow and conduct our business through 9Webzen, Ltd. (“9Webzen”), a Hong Kong company which we established with GameNow. GameNow, a wholly-owned subsidiary of The9, is an operator of a leading Chinese-language game website called The9.com and holds a 30% interest in 9Webzen. GameNow is a licensee of our game Soul of the Ultimate Nation (SUN) and it offers and distributes the game in China. GameNow, through its website The9.com, launched open beta testing of the Chinese version of Soul of the Ultimate Nation (SUN) in April 2007 and launched commercial service in May 2007. Our Soul of the Ultimate Nation (SUN) users in China pay GameNow when they buy at our in-game item shops various items for their characters, such as armor, weapons and potions, and the right to change the world or stage in which the end-user plays. We renewed GameNow’s exclusive license to publish and operate SUN in China. MU has been distributed in China through 9Webzen since 2002. We have licensed our MU online game to 9Webzen, based on a five-year license agreement we entered into in September 2002. The license agreement was extended on an annual basis after the original five-year term ended in September 2007. MU game users in China purchase online credits or prepaid cards to access the game. The operational results and financial position of 9Webzen have been consolidated with our financial statements since December 14, 2005, when we increased our interest in the company from 49% to 70%.

In Taiwan, Soul of the Ultimate Nation (SUN) was commercialized through our Taiwan subsidiary in April 2007 after a four-month beta testing period. Our Soul of the Ultimate Nation (SUN) users in Taiwan pay us when they buy at our in-game item shops various items for their characters, such as armor, weapons and potions, and the right to change the world or stage in which the end-user plays. We introduced MU in August 2002 through a license agreement with IGC, a content publishing company in Taiwan. In July 2004, our two-year agreement with IGC expired, and we decided to provide our online game services in Taiwan through a wholly-owned subsidiary, which we established in July 2004. We offer R2 through Webzen Taiwan under an agreement with NHN Games Corporation.

In 2007, we introduced microtransaction sales for MU service in Taiwan and China, and the end-users in those markets pay us for various items they buy for their characters at our in-game item shops, in addition to the subscription fee.

In Japan, we entered into a three-year term licensing agreement with GameOn, for Soul of the Ultimate Nation (SUN) in October 2007. Soul of the Ultimate Nation (SUN) went through closed beta testing in

February 2008 and open beta testing in March 2008 and was commercialized in April 2008. MU has been distributed in Japan by GameOn since February 2003. From GameOn, we received one-time licensing fees when we entered into the license agreements. GameOn receives microtransaction payments from MU and Soul of the Ultimate Nation (SUN) users in Japan, and we receive a certain percentage of the revenue generated in Japan as a royalty fee.

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

In December 2005, we entered into a three-year licensing agreement with K2 for the licensing of a MU global server. The global server provides MU service in countries where we have no exclusive licensing agreements. We received an initial installation fee for setting up the game servers and have received a certain percentage of the revenue as a royalty fee. In January 2007, we extended the global server licensing agreement for two more years. In April 2009, the extended term of the global server licensing agreement expired, and we began directly operating the MU global server starting from May 2009. In August 2009, we began offering MU globally through webzen.com, a portal website jointly operated with NHN Games, through which SUN is also being offered since October 2009.

The following table presents the royalty revenue generated from MU distributors in overseas market since 2008:

	2008				2009				2010
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(in millions of Won)
Revenues from MU(1)
Japan	508	461	523	751	750	616	485	475	445
Philippines	43	29	29	31	25	20	17	28	26
Vietnam	36	43	102	98	221	63	74	63	65
U.S.	104	93	113	133	142	50	—	—	—

(1)	Includes royalty revenue for licensing and installation fee.

The following table presents the royalty revenue generated from the Soul of the Ultimate Nation (SUN) distributors in overseas market since 2008:

	2008				2009				2010
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(in millions of Won)
Revenue from Soul of the Ultimate Nation (SUN) (1)
China	1,158	1,349	1,459	1,281	1,000	584	796	697	631
Japan	—	483	484	984	1,552	1,312	717	1,090	869
U.S	—	—	—	—	—	—	—	64	62

(1)	Includes royalty revenue for the licensing and installation fee.

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

In 2005 and 2006, we participated in the Electronic Entertainment Expo, or E3, held in Los Angeles. Since 2007, however, we decided not to participate in E3 after reassessing the marketing impact and as part of our cost-cutting measures. In 2009, our marketing activities were primarily conducted in Korea. Our advertising and promotion expenses were ￦2,271 million, ￦3,824 million and ￦735 million (US$632 thousand) in 2007, 2008 and 2009, respectively.

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

In order to provide MU online game service in foreign markets where we do not have a distributor, we established in September 2003 a “global server” network in our office in Korea. Through this server, users in countries in which we did not have a presence could download for free a reduced version of MU. On December 1, 2005, we licensed the operation of this global server to K2. In April 2009, the term of the global server licensing agreement expired. In July 2009, we launched our global game portal webzen.com, which is jointly operated with NHN Games. In August 2009, we began offering MU on webzen.com and plan to offer other games in the second half of 2010.

Competition

We believe that the principal competitive factors in the online game industry are the ability to consistently attract creative game developers and offer new online games, maintain a high-quality network and implement innovative and effective sales and marketing campaigns.

Korea. Our primary subscription-based online game competitors in the Korean market are NCsoft, Neowiz, Nexon, NHN, CJ Internet, Hanbit Soft and Blizzard Entertainment. In 2010, the industry has launched or is expecting the launch of several additional online game titles in the Korean market, such as Bluehole Studio’s Terra. The new releases of high-quality game will increase competition in our industry.

China. Our primary online game competitors in China are Shanda’s Yong Heng Zhi Ta (Aion developed by NCsoft), Netease’s World of WarCraft, Tencent’s Dungeon and Fighter and Cross Fire, 9you’s Audition, Giant’s Zheng Tu and Giant Online, and Wanmei’s Perfect World.

Japan. Our primary online game competitors in Japan are GungHo’s Ragnarok, NCsoft Japan’s Lineage II, Square Enix’s Final Fantasy Online, YNK Japan’s ROHAN and Game On’s RED STONE. To date, Japan’s game market still has been primarily driven by console games, although online games are gaining popularity among Japanese game users as broadband access becomes more widely available.

North America and Western Europe. Our primary online game competitors in the North America and Western Europe are: Blizzard Entertainment’s World of Warcraft, Mythic Entertainment’s Warhammer Online, Dark Age of Camelot and Ultima Online, Sony Online Entertainment’s PlanetSide, Turbine’s Lord of the Rings Online and Eidos’ Age of Conan. Webzen’s massively-multiplayer online first person shooting game title, Huxley: The Distopia (published by NHN USA) targets to compete with not only MMORPGs but also first person shooting games such as Halo 3.

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

Laws and Regulations

Korea. The Korean game industry is subject to comprehensive regulation by the Ministry of Culture, Sports and Tourism (“MCST”), which is responsible for establishing policies for the industry under the Act on Promotion of Game Industry. As an online game company operating in Korea, we are also subject to:

•	regulation by the Ministry of Knowledge Economy (“MKE”), which is responsible for setting industrial, trade, resource and energy policies;

•	regulation by the Korea Communications Commission (“KCC”), under the Telecommunication Business Act and the Protection of Communication Secrets Act

•	regulation by the KCC and the Ministry of Public Administration and Security under the Act on Promotion of Information and Communications Network Utilization and Information Protection;

•	regulation by the Fair Trade Commission under the Act on Consumer Protection for Transactions through Electronic Commerce;

•	regulation by the MCST under the Copyright Act, the Computer Program Protection Act and the Online Digital Contents Business Development Act;

•	regulation by the Game Rating Board under the Act on Promotion of Game Industry; and

•	regulation by the Ministry for Health, Welfare and Family Affairs under the Juvenile Protection Act.

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

Taxation. Under the Special Tax Treatment Control Law, we may claim a tax credit that can be carried forward for five years. In 2007 and 2008, we realized net losses, which were claimed for carried forward tax credit and in 2009, we posted a net profit. The statutory tax rate applied to us was 27.5% in 2007 and 2008, and 24.2% in 2009. Due to the amendment to the Korea corporate income tax law, the rate of 24.2% will be applied for the fiscal years from 2009 through 2011 and 22% for the fiscal year 2012 and thereafter. Our deferred income taxes as of December 31, 2009 were calculated based on the rate of 24.2% for fiscal years 2010 and 2011 and 22% thereafter for the amounts expected to be realized during the relevant fiscal year.

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

4.C.  Organization

As of December 31, 2009, Webzen Taiwan was our only significant wholly-owned subsidiary. We ceased the operation of Webzen America and Webzen China in 2008. We also own 55.4% of the common shares of Flux, Inc., a privately held wireless game developer, and 70% of 9Webzen, a joint venture with GameNow.

4.D.  Property, Plant and Equipment

Because our main business is to provide online game services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Korea. Our principal executive and administrative offices are located at the 14th Floor, Daerung Post Tower 2nd, 182-13 Guro-Dong, Guro-Gu, Seoul, Korea 152-790. We currently lease 60,449 square feet. The latest of our leases expires in December 2011.

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

Overview

We are a developer and distributor of online games. Our total net revenues, which include online game subscription, microtransaction sales, royalties and license fees and service fees, were ￦32,776 million and ￦31,395 million (US$26,979 thousand) in 2008 and 2009, respectively. Substantially all of our revenue come from our two online games, MU and Soul of the Ultimate Nation (SUN). With MU approaching the end of its life cycle in most of its markets and with intensifying competition due to the introduction of new games by competitors, we expect a decline in revenues generated from MU going forward.

In our overseas market, where we have licensed MU and/or Soul of the Ultimate Nation (SUN) to licensees, we recorded royalties from Japan, China, Vietnam, the U.S. and the Philippines in the amounts of ￦6,996 million (US$6,012 thousand), ￦3,077 million (US$ 2,644 thousand), ￦421 million (US$362 thousand), ￦256 million (US$220 thousand) and ￦90 million (US$77 thousand), respectively, in 2009.

Our cost of revenues increased in 2009 to ￦15,634 million (US$13,435 thousand) from ￦15,102 million in 2008 mainly due to expansion of service revenue. Our operating expenses, which includes selling, general and administrative expenses, research and development expenses and impairment charges, significantly decreased in 2009 to ￦15,988 million (US$13,739 thousand) from ￦26,911 million in 2008 as we implemented a series of cost-cutting measures. We posted a net income attributable to parent company of ￦3,309 million (US$2,844 thousand) in 2009 compared to a net loss attributable to parent company of ￦7,675 million in 2008.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown.  As a result, actual results may differ materially from our estimates.

Revenue recognition

We derive and expect to continue to generate most of our revenues from online game subscription fees paid by our MU subscribers, royalties and license fees paid by our licensees and sales of game items to Soul of the Ultimate Nation (SUN) subscribers. We recognize revenue in accordance with accounting principles generally accepted in the United States, as set forth in Accounting Standard Codification (“ASC”) 605, Revenue Recognition (formerly referenced as SEC Staff Accounting Bulletin No. 104, Revenue Recognition, Statement of Position 97-2, Software Revenue Recognition) and other related pronouncements. Our current revenues can be classified into the following categories:

Online subscription fees. Subscription fees are fees we directly collect from client terminal level end-users. Our revenues from our operations in Korea consist mostly of prepaid subscription fees paid by individual PC accounts and Internet cafe subscribers, accounting for ￦13,041 million (US$11,207 thousand) and ￦2,100 million (US$1,805 thousand), respectively, in 2009. Online subscription fees earned by our consolidated subsidiaries, which recorded ￦1,669 million (US$1,434 thousand) from 9Webzen and ￦3,022 million (US$2,597 thousand) from Webzen Taiwan in 2009, are also included in this item.

Microtransaction sales. Microtransaction sales are fees we collect from in-game item sales for the online game Soul of the Ultimate Nation (SUN), which was commercialized in Korea in the fourth quarter of 2006, in Taiwan and China in the second quarter of 2007 and in Japan in the second quarter of 2008. The microtransaction sales model is also utilized in the MU online game in Japan, China and Taiwan. We recently incorporated the same business model to MU by offering MU Blue. Under this model, players purchase points for in-game premium features. Microtransaction sales are typically paid by credit card or charged to the users’ mobile phone bills. These payments are deferred when received and the relevant revenues are recognized over the life of the premium features or as the premium features are consumed. Under our micro-transaction sales model, or item-based revenue model, game players can access our games free of charge or for a low membership fee, but may purchase consumable virtual items, including those with a predetermined expiration time, such as three months, or perpetual items, such as certain costumes that stay binded to a game player for the life of the game. Revenues in relation to consumable virtual items are recognized as they are consumed, as our services in connection with these items have been fully rendered to our game players as of that time. Revenues in relation to perpetual virtual items are recognized over their estimated lives. We will provide continuous online game services in connection with these perpetual virtual items until they are no longer used by our game players. We have considered the average period that game players typically play our games and other game player behavior patterns to arrive at our best estimates for the lives of these perpetual virtual items.

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

Royalty revenues. We receive royalty revenues from our licensees based on agreed percentage of the licensees’ revenue. Royalty revenues are recognized on a monthly basis after the licensees confirm their revenues based on the actual number of hours of services sold during the prior month. Royalty revenues generated from our consolidated subsidiaries, such as 9Webzen or Webzen Taiwan, are eliminated during the consolidation process and are not included in this item. Royalty revenues from foreign licensees accounted for 28.9% of our total net revenues in 2009. The following table sets forth our royalty revenues from each of our overseas licensees for the periods indicated.

	2008				2009
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(in millions of Won)
Royalty revenues
China(1)	840	1,031	1,138	959	685	266	475	376
Japan(2)	497	870	911	1,640	2,209	1,833	1,107	1,470
Philippines	43	29	29	31	25	20	17	28
Vietnam	13	19	78	74	198	54	74	63
U.S.	64	52	71	92	102	35	-	36

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

(2)	Running royalty of Japan at 1Q 2009 include incentive in relation to revenue goal achievement.

Service revenues. In connection with certain leasing and business agency agreements, we received ￦717 million (US$616 thousand) for service rendered in 2009. We had no such revenue in 2008. Under the lease agreement with nPluto Co., Ltd., an online game developer, we agreed to provide our internet data centers and servers for ￦82 million. We also received ￦93 million per month from NHN Games under the business agency agreement dated June 8, 2009 in return for  providing strategy formulation, marketing, publishing and other general corporate support functions. Service revenues accounted for 2.3% of our total net revenues in 2009. Revenue from services is recognized on a monthly basis when the services have been rendered in accordance with the contract.

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

Capitalized software development costs

We account for capitalized software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed (formerly referenced as the Financial Accounting Standards Board (“FASB”) Statement of Financial Account Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed). Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once a software product, such as an online game, has reached technological feasibility, then all subsequent software development costs for that product are capitalized and the capitalization stops when the game is available for general release to customers. Technological feasibility is evaluated on a product-by-product basis but typically occurs once the online game has a proven ability to operate on a massively-multiplayer level. After an online game is available for general release to customers, the capitalized product development costs are amortized based on the expected life of the game. This amortized expense is recorded as a component of cost of revenues. We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

Significant management judgment is required to assess the timing of technological feasibility as well as the ongoing recoverability of capitalized costs.

Impairment of Investments

Our investments in equity securities are comprised of investments in the common shares of NeoWave Inc. (“NeoWave”) and GameOn.  If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by taking a charge to earnings.  We regularly evaluate our investments to identify other-than-temporary impairments of individual securities.  We consider the following factors in determining whether an other-than-temporary decline in value has occurred:  the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans, milestones and estimated future cash flows of the investee, and other specific factors affecting the market value.  We have evaluated our investment in the common shares of NeoWave and GameOn. Our investment in the common shares of NeoWave was recorded as an impairment loss as we concluded that the current fair market value of the common shares of NeoWave was significantly less than the original cost or the carrying value before valuation and concluded that it was unlikely to recover the original cost or the carrying value before valuation of the NeoWave investment at any time in the foreseeable future.  The impairment loss reflected in our statements of operations was ￦3,883 million and ￦483 million (US$415 thousand) in 2008 and 2009, respectively.  Significant management judgment is involved in evaluating whether there is an impairment.  Any changes in assumptions could significantly affect the valuation and timing of recognition of impairment losses.

Fair value measurement on financial instruments

We adopted ASC 825, Financial Instruments (formerly referenced as the FASB’s SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities). We have elected the fair value option for two of its investments in short-term available-for-sale securities that were acquired during the year ended December 31, 2008 and three of such investment that were acquired during the year ended December 31, 2009, respectively.  Under the fair value option, unrealized gains and losses related to this investment are reflected in the consolidated statements of operations for the years ended December 31, 2008 and 2009.

The current investment in beneficiary certificates represents equity interests in a fund that is comprised of bonds, marketable equity securities and trust funds as of December 31, 2008 and 2009. The fair value of bonds is derived based on quoted prices in active markets, the fair value of marketable securities is derived based on quoted prices in active exchange markets and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. We have invested in multiple beneficiary certificates. Two and three of these beneficiary certificates contain embedded derivatives as of December 31, 2008 and 2009, respectively. We have determined that it is not practical to bifurcate the embedded derivatives and account for separately. Pursuant to ASC 825, we have elected the fair value option to account for these two and three securities as of December 31, 2008 and 2009, respectively. Accordingly, the entire change in estimated fair value of the two and three beneficiary certificates that contain embedded derivatives is included in other expense on the consolidated statement of operations for the years ended December 31, 2008 and 2009.

Income taxes

We account for income taxes under the provisions of ASC 740, Income Taxes (formerly referenced as the FASB’s SFAS No. 109, Accounting for Income Taxes), Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities and carryforwards at currently applicable statutory tax rates for the years in which the differences are expected to be reversed and carryforwards are expected to be realized.

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

As of December 31, 2009, we have concluded that net deferred tax assets of Webzen and its subsidiaries will not be realized in the near future based on our historical and projected net and taxable income.

Under the Special Tax Treatment Control Law, we may claim a tax credit that can be carried forward for five years. In 2007 and 2008, we realized net losses, which were claimed for carried forward tax credit and in 2009, we posted a net profit. The statutory tax rate applied to us was 27.5% in 2007 and 2008, and 24.2% in 2009. Due to the amendment to the Korea corporate income tax law, the rate of 24.2% will be applied for the fiscal years from 2009 through 2011 and 22% for the fiscal year 2012 and thereafter. Our deferred income taxes as of December 31, 2009 were calculated based on the rate of 24.2% for fiscal years 2010 and 2011 and 22% thereafter for the amounts expected to be realized during the relevant fiscal year.

In addition, beginning January 1, 2007, we account for uncertainties related to income taxes in compliance with ASC 740, Income Taxes (formerly referenced as FIN 48, “Accounting for Income Tax Uncertainties.”) Under ASC

740, we evaluate our tax positions taken or expected to be taken in a tax return for recognition and measurement on our financial statements. Only those tax positions that meet the more likely than not threshold are recognized on the financial statements at the largest amount of benefit that is a greater than 50 percent likely of ultimately being realized. The Company did not have any unrecognized tax benefits at December 31, 2007 and there have been no changes during the years ended December 31, 2008 and 2009.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures, as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. We previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on our financial condition or results of operations. We do not expect the adoption of ASU 2010-06 in relation to the Level 3 reconciliation to have a material impact on the Company’s financial condition or results of operations.

In September 2009, the Emerging Issues Task Force (the “EITF”) reached final consensus under ASU No. 2009-13 on the issue related to revenue arrangements with multiple deliverables. This issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. This issue is effective for our revenue arrangements entered into or materially modified on or after January 1, 2011. We will evaluate the impact of this issue on our financial statements when reviewing its new or materially modified revenue arrangements with multiple deliverables when it becomes applicable.

In June 2009, the FASB issued a statement which improves financial reporting by enterprises involved with variable interest entities. This statement requires companies to perform an analysis to determine whether the company’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement will be effective as of the beginning of the annual reporting period that begins after November 15, 2009.  We will evaluate the impact of this statement on our financial statements when reviewing any new variable interest entities or transactions when it becomes applicable.

In June 2009, the FASB issued a statement which improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets as well as the effects of a transfer on its financial position, financial performance, and cash flows and a transferor’s continuing involvement, if any, in transferred financial assets. The statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The statement will be effective as of the beginning of annual reporting period that begins after November 15, 2009. We believe the adoption of this pronouncement will not have a material impact on our financial statements as we have not transferred our financial assets.

Results of Operations

2009 compared to 2008

The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,
	2008		2009		2009(1)
	(in millions of Won and thousands of US$)
					(unaudited)
Online game subscriptions	￦	22,478	￦	19,833	$17,043
Royalties and license fees		10,298		10,845	9,320
Service fees		—		717	616
Total net revenues		32,776		31,395	26,979
Cost of revenues		15,102		15,634	13,435
Gross profit		17,674		15,761	13,544
Selling, general and administrative expenses		24,590		13,761	11,825
Research and development expenses		1,816		2,227	1,914
Impairment charges		505		—	—
Operating loss		(9,237)		(227)	(195)
Interest income		3,364		2,232	1,919
Foreign currency gain (loss), net		3,210		(148)	(127)
Gain (loss) on disposal of property and equipment		—		935	804
Gain (loss) on disposal of available-for-sale securities		34		212	182
Gain (loss) on valuation of available-for-sale securities under ASC825		(671)		986	848
Loss on impairment of available-for-sale securities		(3,883)		(483)	(415)
Others, net		156		938	804
Income (loss) before income tax expenses		(7,027)		4,445	3,820
Income tax expenses		802		1,055	907
Net income (loss)		(7,829)		3,390	2,913
Net income (loss) attributable to non-controlling interest		(154)		81	69
Net income (loss) attributable to parent company	￦	(7,675)	￦	3,309	$2,844

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009, as announced by the Federal Reserve Bank of New York.

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,
	2008	2009
	(as a percentage of total net revenues)
Online game subscriptions	68.6%	63.2%
Royalties and license fees	31.4%	34.5%
Service fees	0.0%	2.3%
Total net revenues	100.0%	100.0%
Cost of revenues	46.1%	49.8%
Gross profit	53.9%	50.2%
Selling, general and administrative expenses	75.0%	43.8%
Research and development expenses	5.5%	7.1%
Impairment charges	1.5%	0.0%
Operating loss	(28.2%)	(0.7%)
Interest income	10.3%	7.1%
Foreign currency gain (loss), net	9.8%	(0.5%)
Gain (loss) on disposal of property and equipment	0.0%	3.0%
Gain (loss) on disposal of available-for-sale securities	0.1%	0.7%
Gain (loss) on valuation of available-for-sale securities under ASC825	(2.0%)	3.1%
Loss on impairment of available-for-sale securities	(11.8%)	(1.5%)
Others, net	0.5%	3.0%
Income (loss) before income tax expenses	(21.4%)	14.2%
Income tax expenses	2.4%	3.4%
Net income (loss)	(23.9%)	10.8%
Net income (loss) attributable to non-controlling interest	(0.5%)	0.3%
Net income (loss) attributable to parent company	(23.4%)	10.5%

Revenues. Our net revenues decreased 4.2% from ￦32,776 million in 2008 to ￦31,395 (US$26,979 thousand) million in 2009 mainly due to a 11.8% decrease in online subscription revenue of MU and SUN, and related PC cafe revenue.  This decrease in revenue can be explained by migration of subscribers to newly published games of our competitors.  This decrease in online subscription revenue was partially offset by 5.3% increase in royalties and license fees from ￦10,298 million in 2008 to ￦10,845 million (US$9,320 thousand) in 2009, mainly as a result of increased revenues from the Japan and Vietnam. This decrease in online subscription revenue was also partially offset by service revenue of ￦717 million (US$616 thousand), mainly as a result of providing marketing and logistical support to NHN Games.

Cost of revenues. Our cost of revenues increased 3.5% from ￦15,102 million in 2008 to ￦15,634 million (US$13,435 thousand) in 2009, primarily due to:

•
a 11.1% increase in wages, bonuses and employee benefits from ￦6,924 million in 2008 to ￦7,691 million (US$6,609 thousand) in 2009, mainly due to an increase in the number of employees in revenue generating departments, mostly in the service department, an increase in incentive payments and additional costs associated with benefits such as health insurance premiums;

•
a 82.1% increase in fees and service charges from ￦770 million in 2008 to ￦1,401 million (US$1,204 thousand) in 2009, mainly due to an increase in outsourcing of customer service personnel and content delivery network service fees for SUN global portal; and

•	an additional cost of ￦589 million (US$506 thousand) associated with service revenue, which we did not incur in 2008.

These increases in cost of revenue were partially offset by

•
a 15.1% decrease in Internet Data Center (“IDC”) expense from ￦591 million in 2008 to ￦502 million (US$431 thousand) in 2009, mainly due to a decrease in IDC usage associated with the decrease in revenue generated from MU through 9Webzen;

•	a 85.3% decrease in cost of merchandise sold, from ￦68 million in 2008 to ￦10 million (US$9 thousand) in 2009, due to a decrease in sales of character and packages related to game contents; and

•	a decrease 21% in travel, entertainment and office supplies, from ￦72 million in 2008 to ￦57 million (US$49 thousand) in 2009, due to cost cutting measures.

As a percentage of total net revenues, cost of revenues increased from 46.1% in 2008 to 49.8% in 2009.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to providers of settlement services, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses decreased 44% from ￦24,590 million in 2008 to ￦13,761 million (US$11,825 thousand) in 2009. primarily due to:

•
a 36.4% decrease in cost associated with payroll, bonuses and employee benefits from ￦9,364 million in 2008 to ￦5,952 million (US$5,115 thousand) in 2009, due to a decrease in number of general and administrative personnel by 17.7% compared to the prior year and the impact of general cost cutting measures;

•
a 80.8% decrease in marketing expense from ￦3,824 million in 2008 to ￦735 million (US$632 thousand) in 2009, due to a reduction in PC cafe related marketing material production and promotional activities associated with games; and

•
a 48.1% decrease in fees and commissions from ￦5,504 million in 2008 to ￦2,857 million (US$2,455 thousand) in 2009, mainly due to a decrease of commissions and fee payments to payment solution providers, which resulted from a decrease of online game subscription revenues, and not incurring M&A consulting related expenses as in 2008.

These decreases were partially offset by a 137.2% increase in stock compensation expense from ￦289 million in 2008 to ￦686 million (US$590 thousand) in 2009, mainly due to an increase in stock compensation to certain members of the management and senior managers.

As a percentage of net revenues, selling, general and administrative expenses decreased from 75.0% in 2008 to 43.8% in 2009.

Research and development expenses. Research and development expenses incurred prior to the establishment of technological feasibility are included in this item. Research and development expenses in 2009 increased 22.7% from ￦1,816 million in 2008 to ￦2,227 million (US$1,914 thousand) in 2009, mainly due to a one-time reimbursement of  ￦12,309 million from Realtime Worlds Inc. (“RTW”) recorded as research and development income in 2008. Offsetting this was an 82.3% reduction in payroll, bonuses and retirement benefits from ￦2,551 million in 2008 to ￦453 million (US$389 thousand) in 2009 resulting from cost-cutting measures as well as reduction in service charges of ￦9,166 million (US$7,877 thousand) to Red 5 Studio regarding T-Project in 2008.

Impairment charges. We realized an impairment charge of ￦505 million in 2008, while there were no such charges in 2009. This impairment charge in 2008 was mainly due to the impairment of equipment, capitalized leasehold improvements and certain other assets of Webzen China and Webzen America as the two entities ceased to conduct activities generating revenue and the relevant assets had not alternative use.

Interest income. Our interest income is mainly generated from cash equivalents and short-term financial instruments and it has decreased by 33.7% from ￦3,364 million in 2008 to ￦2,232 million (US$1,919 thousand) in 2009. This year's decrease in mainly due to a fall of average interest rates on these assets, despite the increase in balance of our interest-generating assets.

Foreign currency gain ( loss), net. We incurred a net foreign currency loss of ￦148 million (US$127 thousand) in 2009 compared to a net gain of ￦3,210 million in 2008. This was mainly due to a decrease in valuation of foreign currency denominated assets (including account receivables and long-term loans), as Korean Won appreciated against other major currencies including U.S. dollar in 2009.

Gain on disposal of property and equipment. We realized net gain on disposal of property and equipment of ￦935 million (US$804 thousand) in 2009. The gain on disposal of property and equipment in 2009 was mainly due to the sale of office space at Daelim Acrotel Building in Dogok-dong, Seoul.

Gain on disposal of available-for-sale securities. Our gain on disposal of available-for-sale securities increased 523.5% from ￦34 million in 2008 to ￦212 million (US$182 thousand) in 2009. The increase was mainly due to the gains we realized when we sold the common shares of GameOn, other beneficial certificates and other available-for-sale securities.

Loss on impairment of available-for-sale securities. We realized loss from impairment of available-for-sale securities of ￦483 million (US$415 thousand) in 2009 compared to ￦3,883 million in 2008. Our loss on impairment of available-for-sale securities in 2008 and 2009 was fully attributable to the loss in valuation of the common shares of NeoWave we hold. The original cost of investment in NeoWave’s securities was ￦4,550 million when we acquired the securities in February 2008. We recorded loss on the investment in NeoWave securities of ￦3,883 million and ￦483 million (US$415 thousand) in 2008 and 2009, respectively, which represents the difference between the value on our book and the fair market value at the relevant period end.

Others, net. Other income increased from ￦156 million in 2008 to ￦938 million (US$804 thousand) in 2009, which was mainly attributable to ￦666 million (US$572 thousand) of sub-lease income realized by Webzen America in 2009. We realized a gain of ￦159 million (US$137 thousand) as a result of exemption of debt of 9Webzen in 2009. We also realized a loss of ￦106 million (US$91 thousand) on valuation of derivatives product held by us in 2009 compared to a gain of ￦145 million in 2008, due to the reduction in NeoWave’s share price.

Income taxes. Income tax expenses increased 31.5% from ￦802 million in 2008 to ￦1,055 million (US$907 thousand) in 2009, mainly due to a ￦155 million (US$133 thousand) increase of foreign withholding tax for overseas license and royalty revenue and to a ￦99 million (US$85 thousand) increase of income tax expenses relating to the valuation allowance for unrealized gain on available-for-sale securities.

Net income (loss) attributable to non-controlling interest. Non-controlling interest represents the net income from 9Webzen, our 70%-held subsidiary, and Flux, our 55.4%-held subsidiary. Net income attributable to non-controlling interest increased from net loss of ￦154 million in 2008 to net income of ￦81 million (US$69 thousand) in 2009, mainly due to net income of ￦80 million (US$69 thousand) of the aforementioned subsidiaries in 2009 and net loss of ￦471 million of the aforementioned subsidiaries in 2008.

Net income (loss) attributable to parent company. As a result of the factors discussed above, we recorded a net income attributable to parent company of ￦3,309 million (US$2,844 thousand) in 2009 compared to a net loss attributable to parent company of ￦7,675 million in 2008.

2008 compared to 2007

The following table summarizes our results of operations for the periods indicated.

	For the year ended December 31,
	2007		2008
	(in millions of Won)

Online game subscriptions	￦	22,884	￦	22,478
Royalties and license fees		6,213		10,298
Total net revenues		29,097		32,776
Cost of revenues		17,505		15,102
Gross profit		11,592		17,674
Selling, general and administrative expenses		22,848		24,590
Research and development expenses		23,164		1,816
Impairment charges		—		505
Operating loss		(34,420)		(9,237)
Interest income		3,503		3,364
Foreign currency gain (loss), net		92		3,210
Gain on disposal of property and equipment		3,931		—
Loss on valuation of available-for-sale securities under ASC825		—		(671)

	For the year ended December 31,
	2007		2008
	(in millions of Won)

Gain on disposal of available-for-sale securities		3,755		34
Loss on impairment of available-for-sale securities		—		(3,883)
Others, net		(118)		156
Loss before income tax expenses		(23,257)		(7,027)
Income tax expenses		2,579		802
Net loss		(25,836)		(7,829)
Net loss attributable to non-controlling interest		(242)		(154)
Net loss attributable to parent company	￦	(25,594)	￦	(7,675)

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	For the year ended December 31,
	2007	2008
	(as a percentage of total net revenues)
Online game subscriptions	78.6%	68.6%
Royalties and license fees	21.4%	31.4%
Total net revenues	100.0%	100.0%
Cost of revenues	60.2%	46.1%
Gross profit	39.8%	53.9%
Selling, general and administrative expenses	78.5%	75.0%
Research and development expenses	79.6%	5.5%
Impairment charges	0.0%	1.5%
Operating loss	(118.3%)	(28.2%)
Interest income	12.0%	10.3%
Foreign currency gain (loss), net	0.3%	9.8%
Gain (loss) on disposal of property and equipment	13.5%	0.0%
Loss on valuation of available-for-sale securities under ASC825	0.0%	2.0%
Gain on disposal of available-for-sale securities	12.9%	0.1%
Loss on impairment of available-for-sale securities	0.0%	(11.8%)
Others, net	(0.4%)	(0.5%)
Income (loss) before income tax expenses	(79.9%)	(21.4%)
Income tax expenses	8.9%	2.4%
Net loss	(88.8%)	(23.9%)
Net loss attributable to non-controlling interest	0.8%	0.5%
Net loss attributable to parent company	(88.0%)	(23.4%)

Revenues. Our net revenues increased 12.7% from ￦29,097 million in 2007 to ￦32,776 million in 2008 due to a 65.7% increase in royalties and license fees from ￦6,213 million in 2007 to ￦10,298 million in 2008 as royalties and license fees from Soul of the Ultimate Nation (SUN) increased from ￦3,287 million in 2007 to ￦7,197 million in 2008, mainly as a result of increased revenues from the PRC and commercialization of the game in Japan. This increase in royalties and license fees was partially offset by a 1.8% decrease in online game subscriptions from

￦22,884 million in 2007 to ￦22,478 million in 2008 as online game subscription from Soul of the Ultimate Nation (SUN) and MU decreased during the period.

Cost of revenues. Our cost of revenues for 2008 decreased 13.7% from ￦17,505 million in 2007 to ￦15,102 million in 2008, primarily due to:

•
a 14.3% decrease in wages and salaries, including severance benefits, from ￦8,231 million in 2007 to ￦7,055 million in 2008 as our workforce in the operation and maintenance division of MU and Soul of the Ultimate Nation (SUN) decreased by 19.8% as a part of our cost-cutting measures;

•	a 23.4% decrease in depreciation from ￦3,131 million in 2007 to ￦2,397 million in 2008 as we disposed of equipments and office fixtures when we decreased our headquarters’ office space in 2008; and

•
a 41.8% decrease in fees and service charges from ￦1,323 million in 2007 to ￦770 million in 2008 mainly due to a decrease in outsourcing service fees, as we decreased the number of outsourcing workforce that worked on customer relations for Soul of the Ultimate Nation (SUN) and quality assurance during the previous year.

As a percentage of total net revenues, cost of revenues decreased from 60.2% in 2007 to 46.1% in 2008.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to providers of settlement services, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses increased 7.6% from ￦22,848 million in 2007 to ￦24,590 million in 2008 primarily due to:

•
a 63.4% increase in fees and commissions from ￦3,369 million in 2007 to ￦5,504 million in 2008 mainly due to an increase in professional fees related to defending a hostile acquisition attempt in 2008; and

•
a 68.4% increase in marketing expenses from ￦2,271 million in 2007 to ￦3,824 million in 2008 (as a percentage of total revenues, our marketing expenses increased from 7.8% in 2007 to 11.7% in 2008) mainly due to the advertisement costs related the launch of third closed beta test and open beta test of our new product, Huxley.

These increases were partially offset by a 15.3% decrease in payroll costs and retirement benefit costs from ￦10,462 million in 2007 to ￦8,859 million in 2008, as the number of general and administrative personnel decreased 30.1% compared to the prior year.

As a percentage of net revenues, selling, general and administrative expenses decreased from 78.5% in 2007 to 75.0% in 2008.

Research and development expenses. Research and development expenses incurred prior to the establishment of technological feasibility are included in this item. Research and development expenses in 2008 decreased 92.2% from ￦23,164 million in 2007 to ￦1,816 million in 2008, despite the advance payment of ￦979 million to Red 5 Studios for T-Project, partly due to a ￦12,309 million setoff to the research and development expenses, which reflects the amount RTW reimbursed or agreed to reimburse us for our earlier advance payments when we terminated a game development agreement with it, and a decrease of ￦7,194 million attributable various cost-cutting measures in research and development departments including decrease in wages and salaries paid and outsourcing fees paid.

Impairment charges. We realized an impairment charge of ￦505 million in 2008, while there were no such charges in previous periods. This impairment charge in 2008 was mainly due to the impairment of equipment, capitalized leasehold improvements and certain other assets of Webzen China and Webzen America as the two entities ceased to conduct activities generating revenue and the relevant assets had not alternative use.

Interest income. Our interest income is mainly generated from cash equivalents and short-term financial instruments. Interest income decreased 4.0% from ￦3,503 million in 2007 to ￦3,364 million in 2008, mainly due to a decrease of cash and cash equivalents and short-term financial instruments. During the same period, the balance of our cash and cash equivalents and short-term financial instruments decreased from ￦74,904 million as of December 31, 2007 to ￦53,346 million as of December 31, 2008, while the average interest rate on these assets increased.

Foreign currency gain and loss. Our net foreign currency gain increased significantly from ￦92 million in 2007 to ￦3,210 million in 2008. This was mainly due to an increase of valuation of foreign currency denominated assets (including account receivables and long-term loans), as the Korean Won significantly depreciated against other major currencies including the U.S. dollar in 2008.

Gain on disposal of property and equipment. We realized net gain on disposal of property and equipment of ￦3,931 million in 2007, but no such gain in 2008. The gain on disposal of property and equipment in 2007 was mainly due to the sale of office space at the Daelim Acrotel Building in Dogok-dong, Seoul.

Gain on disposal of available-for-sale securities. Our gain on disposal of available-for-sale securities decreased 99.1% from ￦3,755 million in 2007 to ￦34 million in 2008. The net gain in 2007 of ￦2,320 million was from sale of common shares of GameOn and ￦1,435 million from disposal of beneficial certificates and other available-for-sale securities.

Loss on impairment of available-for-sale securities. We realized loss from impairment of available-for-sale securities of ￦3,883 million in 2008 from an other-than-temporary decrease in value of investment in NeoWave Inc. We did not incur any loss on impairment of available-for-sale securities in 2007.

Income taxes. Income tax expenses decreased 68.9% from ￦2,579 million in 2007 to ￦802 million in 2008, mainly due to a decrease of income tax expenses relating to the valuation allowance for unrealized gain on available-for-sale securities. The income tax expenses in 2007 were attributable to an increase in the valuation allowance recorded in 2007, due to a decrease in the deferred tax liabilities recorded in equity in 2006 related to available for sale securities.

Net loss attributable to non-controlling interest. Non-controlling interest represents the net income (loss) from 9Webzen, our 70%-held subsidiary acquired in 2002 and Flux, our 55.4%-held subsidiary acquired in 2003, attributable to third-party non-controlling interest holders.

Net loss attributable to parent company. As a result of the factors discussed above, our net loss attributable to parent company decreased from ￦25,594 million in 2007 to ￦7,675 million in 2008.

Impact of inflation

In view of our operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 2.5% in 2007, 4.7% in 2008 and 2.8% in 2009.

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

5.B.  Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2008	2009	2009(1)
	(in millions of Won and thousands of US$)
			(unaudited)
Net cash provided by (used in) operating activities	(13,916)	15,876	13,644
Net cash provided by (used in) investing activities	(2,868)	7,411	6,369
Net cash used in financing activities	(8,798)	(84)	(73)
Effect of exchange rate changes on cash and cash equivalents	548	(45)	(39)
Net increase (decrease) in cash and cash equivalents	(25,034)	23,158	19,901
Cash and cash equivalents at beginning of period	66,857	41,823	35,941
Cash and cash equivalents at end of period	41,823	64,981	55,842

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009, as announced by the Federal Reserve Bank of New York.

In 2009, our primary sources of liquidity were existing cash on hand and short-term financial instruments.

Net cash provided by operating activities in 2009 was ￦15,876 million (US$13,644 thousand), as our net income amounted to ￦3,390 million (US$2,913 thousand), mainly due to our cost-cutting efforts. In addition, net cash provided by operating activities in 2009 reflects non-cash items such as depreciation and amortization expenses of ￦3,483 million (US$2,993 thousand), a decrease in other receivables by ￦8,647 million (US$7,431 thousand) and an increase in accounts payable and accrued expenses by ￦1,923 million (US$1,653 thousand), partially offset by an increase in deferred income of ￦1,709 million (US$1,468 thousand). We used ￦13,916 million in operating activities in 2008, as our net loss amounted to ￦7,829 million in 2008 and other receivables increased ￦8,570 million primarily due to the receivables recorded from our termination of agreement with RTW, partially offset by non-cash items such as depreciation and amortization.

Net cash provided by investing activities in 2009 was ￦7,411 million (US$6,369 thousand), primarily due the ￦10,000 million (US$8,594 thousand) decrease in short-term financial instruments and the ￦1,088 million (US$935 thousand) net proceeds received by disposing property and equipment, partially offset by the ￦1,751 million (US$1,505 thousand) net increase in leasehold and other deposits. Net cash used in investing activities in 2008 was ￦2,868 million, primarily due the ￦9,987 million increase in investment in available-for-sale securities and the ￦2,897 million increase in short-term financial instrument, partially offset by the ￦11,306 of leasehold deposit we received when we decreased our office space.

Net cash used in financing activities in 2009 was ￦84 million, primarily due to the ￦54 million (US$47 thousand) used in repayment of capital lease liability under the terms of existing loan agreements and the ￦30 million (US$26 thousand) decrease in short-term borrowing, which was partly attributable to the repayment of borrowing that had been incurred by Flux Co., Ltd. Net cash used in financing activities was ￦8,798 million in 2008, primarily due to the ￦6,617 million used in the acquisition of treasury stock and the ￦1,192 million net decrease in short-term borrowing, which was partly attributable to the repayment of borrowing that had been incurred by Webzen China.

Capital resources. As of December 31, 2009, our primary source of liquidity was ￦64,981 million (US$55,842 thousand) of cash and cash equivalents and ￦1,411 million (US$ 1,212 thousand) of unrestricted short-term financial instruments. We believe that our available cash, cash equivalents and short-term financial instruments will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. As of December 31, 2009, Webzen Taiwan has a L/C credit line up to US$650 thousand from a local bank in Taiwan.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for the continuous expansion and upgrading of our existing server equipment, for which we expect to make approximately ￦4.8 billion in capital expenditures in 2010. The amount and timing of any investments have not yet been determined and will depend on our ability to identify suitable acquisition targets.

5.C.  Research and Development, Patents and Licenses

Our research and development activities comprises mostly of development of new games and services. Since 2007, we have implemented a series of cost-cutting measures. We significantly reduced our workforce, including game developers, and as a result the number of employees in game development, web development and system engineering teams decreased from 414 as of December 31, 2008 to 398 as of December 31, 2009. In April 2009, the development and maintenance of Parfait Station was outsourced to NHN Games. In early 2009, we also negotiated with Red 5 Studios to reduce the amount we invest in T-project development in exchange for lower profit share in the U.S. and European market after commercialization. On May 28, 2009, an amendment to the original publishing agreement was made to waive our obligation to make any additional payments relating to T-project in exchange for Red 5 Studios’ publishing rights in the United States and Europe and lower profit share worldwide after commercialization. We incurred ￦2,227 million (US$1,914 thousand), ￦1,816 million and ￦23,262 million as research and development expenses for the years ended December 31, 2009, 2008 and 2007, respectively.

5.D.  Trend Information

See “—5.A. Operating Results—Overview.”

5.E.  Off-balance Sheet Arrangements

We have provided guarantees of ￦226 million (US$194 thousand) as of December 31, 2009 to lending institutions for certain loans extended to our employees for their purchase of our common shares. The guarantees are secured by a cash deposit with the lending institution.

We opened a stand-by letter of credit account at Hana Bank for our business in Taiwan, which will remain current until December 18, 2010. In return, Hana Bank provided a guarantee of up to US$650 thousand for Webzen Taiwan for its borrowings from a local bank in Taiwan.

We do not have any outstanding hedging contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign currency risk.”

5.F.  Contractual Obligations

The tables below set forth the maturities of contractual cash obligations as of December 31, 2009.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions of Won)
Contractual obligations
Operating lease obligations	3,666	1,679	1,987	—	—
Capital lease obligations	22	22	—	—	—
Purchase obligations	—	—	—	—	—

Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of payment at the time of termination. We accrued ￦3,046 million (US$2,618 thousand) as accrued severance benefits as of December 31, 2009.

Item 6.  Directors, Senior Management and Employees

6.A.  Directors and Senior Management

The following table sets forth the names, ages and positions at our company and other positions held by our Directors and officers as of June 4, 2010:

Name	Age	Position
Chang Keun Kim	40	Chief Executive Officer and Director (Representative Director)
Byoung Gwan Kim	38	Chief Executive Officer and Director (Representative Director)
Hyun Sung Kim	39	Director
In Joon Hwang	45	Director
Wook Jeong	38	Director
Chang Won Rhee	48	Outside Director and a member of the Audit Committee
Seung Han Ha	44	Outside Director and a member of the Audit Committee
Hyuk-Yun Kim	40	Outside Director and a member of the Audit Committee
Hwi Joon Shin	34	Chief Financial Officer

Chang Keun Kim is the Co-Representative Director and the Chief Executive Officer serving since October 2008. He served as Business Department Manager of NHN Hangame Division and Group Manager of NHN Publishing Business Group. Mr. Kim had received a bachelor’s degree in business administration from Seoul National University and a master’s degree and doctoral degree in business administration from Korea Advanced Institute of Science and Technology.

Byoung Gwan Kim is the Co-Representative Director and Chief Executive Officer, serving in that capacity since being elected as such at the Board of Directors held on June 4, 2010. He was previously our Chief Strategy Officer. He is also the chief executive officer of NHN Games. Mr. Kim received a bachelor’s degree in business administration from Seoul National University and a master’s degree in industrial business administration from Korea Advanced Institute of Science and Technology.

In Joon Hwang is a Director. He was newly elected Director at the extraordinary general shareholders meeting held on June 4, 2010. Mr. Hwang is also a director and as a chief financial officer of NHN Corp. He received a bachelor’s degree in economics from Seoul National University and a master’s degree in economics from New York University. He was a managing director at the Investment Banking Division of Woori Investment & Securities Co., Ltd.

Wook  Jeong is a Director. He was newly elected Director at the extraordinary general  shareholders meeting held on June 4, 2010. He is also a director of NHN Corp and the chief business officer of Hangame Business Division of NHN Corp. He received a bachelor’s degree in 1998 from Seoul National University. He served as a management consultant at Accenture and as an executive director at Freechal Inc.

Hyun Sung Kim is a Director. He was newly elected Director at the extraordinary general  shareholders meeting held on June 4, 2010. He is also a director and general counsel of NHN Corp. He was a Judge at Seoul Northern District Court and worked at DR& AJU Law firm previously.

Chang Won Rhee is an Outside Director and a member of the Audit Committee since October 2008. He is a partner attorney at Shin & Kim. Mr. Lee had received a bachelor’s degree in law from Seoul National University and a master of law degree from Boston University.

Seung Han Ha is an Outside Director and a member of the Audit Committee since October 2008. He is a certified public accountant and is an accountant at Shin & Kim. Mr. Ha received a bachelor’s degree in business administration from Seoul National University and a master’s degree in business administration from University of Illinois.

Hyuk-Yun Kim is an Outside Director and a member of the Audit Committee since March 2009. He is a certified public accountant at Kim & Chang since 2001. Mr. Kim worked at Sandong Accounting Firm from 1997 to 2000 as a certified public accountant. Mr. Kim received a bachelor’s degree in business administration from Seoul National University and a master’s degree in business taxation from University of Southern California.

Hwi Joon Shin is the Chief Financial Officer, serving in this capacity since August 2009. He is a certified public accountant and worked as an analyst at Citigroup and as an accountant at KPMG. He received a bachelor’s degree in business administration from Seoul National University.

Chang Keun Kim, Byoung Gwan Kim, Chang Won Rhee and Seung Han Ha were elected as Directors at the extraordinary general meeting of shareholders held on October 24, 2008 after NHN Games purchased Common Shares from our prior controlling shareholders. Hyuk-Yun Kim was elected as an Outside Director at the annual general meeting of shareholders held on March 27, 2009. On August 24, 2009, Mr. Hyung-Cheol Kim  resigned as the CFO and Mr. Hwi Joon Shin was appointed as the CFO. Hyun Sung Kim, In Joon Hwang and Wook Jeong were elected as Directors at the extraordinary general meeting of shareholders held on June 4, 2010.

Chang Won Rhee and Seung Han Ha were re-elected as our Outside Directors and members of the Audit Committee at the extraordinary general meeting of shareholders held on June 4, 2010. In accordance with the Korean Commercial Code provisions and our Articles of Incorporation, their term of office expires on June 3, 2013.

6.B.  Compensation

We have not extended any loans or credit to any of our Directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2009, the aggregate amount of compensation paid by us to all Directors and executive officers was ￦1,322 million (US$1,136 thousand). In addition, our shareholders approved the grant of stock options to purchase an aggregate of 200,000 common shares to one registered Director at our general meeting of shareholders held on March 27, 2009. In the shareholders meeting held on March 26, 2010, our shareholders approved an aggregate amount of up to ￦1.26 billion as compensation for our executive officers for the year 2011 and ratified the stock options to purchase 12,000 common shares that was granted by the Board of Directors to one non-registered officer on May 14, 2009.

Under the Korean Labor Standard Act, we are required to pay a severance amount to eligible employees, including Directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for an officer or Director equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our Severance Payment Regulation, which depending on the position of the officer or Director ranges from two to four. We have set aside or accrued ￦137 million (US$118 thousand) to provide for such severance amount.

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

The term of office for our Directors is three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The terms of Chang Keun Kim and Byoung Gwan Kim expire on October 23, 2011.

The term of office for our Outside Directors is three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The terms of Hyuk-Yun Kim expire on March 26, 2011. Chang Won Rhee and Seung Han Ha were reelected as our Outside Directors and members of the Audit Committee at the extraordinary general shareholders meeting held on June 4, 2010.  In accordance the Korean Commercial Code provisions and our Articles of Incorporation, their term of office expires on June 3, 2013. The term of office for our Outside Directors was changed from two years to three years at the extraordinary general meeting of shareholders held on June 4, 2010.

Under the Korean Commercial Code, a Director’s term of office cannot exceed three years. However, Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a general meeting of shareholders. None of our Directors is party to a service contract with our company that provides for benefits upon termination of employment.

The board of Directors elects Representative Directors from its members. Under the Korean Commercial Code and our Articles of Incorporation, any Directors with a special interest in an agenda of a board meeting may not exercise his voting rights at that board meeting.

Independent Directors

Our ADSs are listed for quotation on the Nasdaq Market and we currently are subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, Nasdaq Listing Rule 5605(b), a majority of the board of Directors should be comprised of independent directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. The Korea Financial Investment Service and Capital Market Act and regulations thereunder require companies listed on the KOSDAQ or KRX Stock Market to have at least one fourth of its board of Directors comprised of outside directors. Under Korean law, a director or officer of the company, any person who served as a director or an officer of the company during the past two years, certain family members of a director of the company or certain other affiliates of the company, do not qualify as an outside director. We elected three independent Outside Directors to comply with Korean law, but we do not satisfy the majority independent board requirement under Nasdaq Listing Rule 5605(b)(1).

Audit Committee

The Sarbanes-Oxley Act of 2002 directs the SEC to require U.S. national securities exchanges and national securities associations, such as the Nasdaq Global Market, to adopt rules prohibiting the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in the Sarbanes-Oxley Act. The SEC adopted final rules relating to the audit committee requirements on April 9, 2003, and approved related proposed changes to the Nasdaq corporate governance rules on November 4, 2003. Nasdaq Listing Rule 5605(c), which sets forth the requirements for listing company’s audit committees, requires that at least three independent directors who are able to read and understand fundamental financial statements serve on the committee.

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

Difference between Nasdaq requirements and home country practices

In general, corporate governance principles for Korean companies are set forth in the Korean Commercial Code and the Capital Market and Financial Investment Business Act and, to the extent they are listed on KOSDAQ Market, the listing rules of KOSDAQ Market. Corporate governance principles under provisions of Korean law may differ in significant ways from corporate governance standards for U.S. Nasdaq-listed companies. Under the Nasdaq Listing Rule 5615(a)(3), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Rule 5600 Series. Under the Rule, foreign private issuers must disclose alternative home country practices they follow. The following are the requirements of the Rule 5600 Series we do not follow and the descriptions of home country practices.

Under Rule 5250(d)(1), issuers are required to distribute to shareholders copies of annual reports containing audited financial statements within a reasonable period of time following the filing of the annual report with the SEC. We do not distribute our annual report to our shareholders. Instead, we make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices at least one week before the annual general meeting of shareholders. We also file our annual report on the Data Analysis Retrieval and Transfer System, or DART, an electronic disclosure system operated by FSS, in accordance with the rules under the Capital Market and Financial Investment Business Act.

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

We, as a foreign issuer, have been granted an exemption by Nasdaq from the requirement that the minimum quorum for a shareholder meeting is 33⅓% of the outstanding common shares as required by Nasdaq Listing Rule 5620(c), on the basis that such requirement was inconsistent with our home country practice. Pursuant to our Articles of Incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. Our quorum requirements comply with the requirements of the Korean Commercial Code and are consistent with that of other companies with common shares listed on KOSDAQ Market.

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

6.D.  Employees

As of December 31, 2009, we had 361 full-time employees. The following tables set forth the number of permanent employees at Webzen and its subsidiaries, for the dates indicated:

	2007	2008	2009
Employees
Game development, web development and system engineering team	450	229	219
Game supporting team	84	38	58
International business, strategy and planning, management support and game marketing team	138	147	121
Total	672	414	398

None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

As of December 31, 2009, our wholly-owned subsidiary, Webzen Taiwan had 39 full-time employees.

As of December 31, 2009, 9Webzen and its subsidiary employed 37 employees in China, none of whom is represented by a labor union or covered by a collective bargaining agreement.

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

Hana Bank and Korea Exchange Bank extended loans to members of our employee stock ownership association. As of December 31, 2009, we have pledged short-term financial instruments in the amount of ￦226 million (US$194 thousand) to guarantee these bank loans. We also had outstanding housing and other loans to our employees in the aggregate amount of ￦345 million (US$296 thousand) as of December 31, 2009. We have not experienced any defaults under these loans to our employees. We provide these loans as a benefit to our employees and not as a requirement under Korean law. Our executive officers and Directors are not eligible for these loans.

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

According to our Articles of Incorporation, we may grant stock options that are exercisable to purchase Common Shares and our preferred shares. Such stock options can vest after two years from the stock option grant date and can be exercisable up to seven years (four years for options granted in 2007) from the date of the grant. The stock option may be cancelled by a resolution of our board of Directors:

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

On January 20, 2005, we granted stock options to our employees to purchase an aggregate of 118,800 Common Shares. All of the options granted on this date could be exercised between January 20, 2008 through January 19, 2010, at a purchase price of ￦24,100 per share. On April 14, 2005, we granted stock options to our employees to purchase an aggregate of 24,500 Common Shares. All of the options granted on this date could be exercised between April 14, 2008 through April 13, 2010 at a purchase price of ￦24,100 per share. On April 12, 2006, we granted stock options to our employees to purchase an aggregate of 41,000 Common Shares. All of the options granted on this date could be exercised between April 12, 2008 through April 11, 2010 at a purchase price of ￦24,100 per share. Options for 18,000 shares of the total 41,000 shares were granted to two executive officers. On July 18, 2007, we granted stock options to our employees to purchase an aggregate of 114,000 Common Shares. All of the options granted on this date can be exercised between July 12, 2009 through July 11, 2011 at a purchase price of ￦16,000 per share. On October 12, 2007, we granted stock options to our employees to purchase an aggregate of 77,000 Common Shares. All of the options granted on this date can be exercised between October 12, 2009 through October 11, 2011 at a purchase price of ￦14,000 per share. On February 12, 2009, we granted stock options to our employees to purchase an aggregate of 131,400 Common Shares. All of the options granted on February 12, 2009 can be exercised from February 12, 2011 through February 11, 2013 at a purchase price of ￦6,800 per share. On March 27, 2009, we granted stock options to our directors and executive officers to purchase an aggregate of 213,000 Common Shares. All of the options granted on March 27, 2009 can be exercised from March 27, 2011 through March 26, 2013 at a purchase price of ￦8,300 per share. On March 26, 2010, we granted stock option to one executive officer to purchase 12,000 Common Shares. The option granted on March 26, 2010 can be exercised from May 14, 2011 through May 13, 2013 at a purchase price of ￦13,600 per share.

As of June 25, 2010, options to purchase an aggregate of 468,400 Common Shares were outstanding. Our Directors or executive officers were granted options to purchase 212,000 of such Common Shares. With respect to the current Directors and executive officers, Mr. Chang Keun Kim was granted the option to purchase 200,000 Common Shares on March 27, 2009, exercisable from March 27, 2011 through March 26, 2013 at a purchase price of ￦8,300, and Mr. Hwi Joon Shin was granted the option to purchase 12,000 Common Shares on March 26, 2010, exercisable from May 14, 2011 through March 13, 2013 at a purchase price of ￦13,600.

As of June 25, 2010, options to purchase an aggregate of 155,150 NHN Games’ common shares were outstanding. When the Merger is consummated, the stock options granted by NHN Games will become our obligation. We will satisfy this obligation by issuing new shares or utilizing treasury stock. As 1.57262712 of our Common Shares is to be issued in exchanged for each NHN Games common share under the merger agreement, we will be obligated to honor options to purchase 243,993 Common Shares after the date of merger.

Item 7.  Major Shareholders and Related Party Transactions

7.A.  Major Shareholders

The following table sets forth information as of June 28, 2010 known to us with respect to the beneficial ownership of our common shares by:

•	each person who is the beneficial owner of more than 5% of our common shares;

•	each of our Directors;

•	each of our named executive officers; and

•	all of our executive officers and Directors as a group.

The percentage in column (A) of the following table is based on 12,974,000 of our common shares issued as of June 28, 2010, and the percentage in column (B) is based on 11,856,948 of our common shares issued and outstanding as of the same date. The numbers of shares in the table include shares that can be acquired within 60 days through the exercise of any option, warrant or right or through conversion of any securities, or otherwise. None of our common shares entitles the holder to any preferential voting rights.

	Number of shares beneficially owned	Percentage beneficially owned (A)	Percentage beneficially owned (B)
Directors and officers:
Chang Keun Kim	10,000	0.08%	0.08%
Byoung Gwan Kim	0	0.00%	0.00%
Hyun Sung Kim	0	0.00%	0.00%
In Joon Hwang	0	0.00%	0.00%
Wook Jeong	0	0.00%	0.00%
Chang Won Rhee	0	0.00%	0.00%
Seung Han Ha	0	0.00%	0.00%
Hyuk-Yun Kim	0	0.00%	0.00%
Hwi Joon Shin	0	0.00%	0.00%
All executive officers and Directors as a group	10,000	0.08%	0.08%
Other major shareholders:
NHN Games(1)	3,469,784	26.74%	29.26%
Nam-Ju Kim(1)	398,636	3.07%	3.36%
Kil-Saup Song(1)	305,120	2.35%	2.57%
Ki-Yong Cho(1)	294,095	2.27%	2.48%
All other major shareholders	4,467,635	34.43%	37.67%

(1)
Nam-Ju Kim, Kil-Saup Song and Ki-Yong Cho reported to the FSS that the shares held by each of them are deemed to be co-held by NHN Games under Section 142 of the Capital Market and Financial Investment Business Act of Korea. The total number of shares held by these shareholders as of June 28, 2010 was 4,467,635 shares or 34.43% of the issued shares (or 37.67% of the issued and outstanding shares).

Since May 2008, NHN Games purchased Common Shares from various shareholders including our prior controlling shareholders. See Item 4. Information on the Company – 4.A. History and Development of the Company. As a result, the number of Common Shares held by NHN Games increased to 3,469,784 shares or 29.26% of the outstanding Common Shares as of June 28, 2010. In addition, NHN Games entered into an arrangement with Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim that they would have a good faith discussion with NHN Games before exercising any voting rights of the Common Shares and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of our company. In August 2009, Hyung-Cheol Kim resigned from his post as the CFO and director of Webzen and withdrew from the group and such arrangement. Counting the shares held by such individuals, NHN Games effectively controlled 37.76% of our outstanding Common Shares as of June 28, 2010. Such share holding gives NHN Games the power to significantly affect the actions that require shareholder approval under Korean law and our articles of incorporation, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations and changes to our articles of incorporation.

According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2009, 1,357,290 Common Shares were held in the form of ADSs, representing 11.5% of total outstanding Common Shares.

When the Merger is consummated, each common share of NHN Games will be exchanged for 1.57262712 Common Shares. This exchange of shares will change our shareholding structure.

Following table sets forth the beneficial ownership of NHN Games’ common shares by each owner as of May 6, 2010.

	Number of Shares beneficially owned	Percentage beneficially owned
NHN Corp	6,000,000	46.88%
Byoung Gwan Kim	5,978,450	46.71%
Employee Stock Ownership Association	461,550	3.61%
Other shareholders	360,000	2.80%
Total issued and outstanding shares	12,800,000	100.00%

Following table, which has been prepared as if the Merger had been consummated on June 28, 2010, sets forth the hypothetical breakdown of the beneficial ownership of the Common Shares by:

•	each person who is the beneficial owner of more than 5% of Common Shares;

•	each of our Directors;

•	each of our named executive officers; and

•	all of our executive officers and Directors as a group.

	Number of shares beneficially owned (1)	Percentage beneficially owned (2)	Percentage beneficially owned (3)
Directors and officers:
Chang Keun Kim	10,000	0.03%	0.03%
Byoung Gwan Kim	9,401,872	28.40%	32.97%
Hyun Sung Kim	0	0.00%	0.00%
In Joon Hwang	0	0.00%	0.00%

	Number of shares beneficially owned (1)	Percentage beneficially owned (2)	Percentage beneficially owned (3)

Wook Jeong	0	0.00%	0.00%
Chang Won Rhee	0	0.00%	0.00%
Seung Han Ha	0	0.00%	0.00%
Hyuk-Yun Kim	0	0.00%	0.00%
Hwi Joon Shin	0	0.00%	0.00%
All executive officers and Directors as a group	9,411,872	28.43%	33.00%
Other major shareholders:
NHN Corp	9,435,762	28.50%	33.09%

(1)
The number of shares beneficially owned includes shares that can be acquired within 60 days through the exercise of any option, warrant or right or through conversion of any securities, or otherwise. None of Common Shares entitles the holder to any preferential voting rights.

(2)	The percentage is based on 33,103,627 of Common Shares issued as of June 28, 2010 (under assumption that the Merger was consummated on such date).

(3)	The percentage is based on 28,516,788 of Common Shares issued and outstanding as of June 28, 2010 under (assumption that the Merger was consummated on such date).

7.B.  Related Party Transactions

Contribution to Webzen Taiwan

We opened a stand by letter of credit at Hana Bank until December 18, 2010 for our business in Taiwan and, in turn, Hana Bank provided a payment guarantee of US$650,000 for Webzen Taiwan’s loan from a local bank in Taiwan.

Loan to Webzen America

We extended a US$50,000 aggregate amount loan to Webzen America on March 24, 2009. The term was for three years and the interest rate was 5%. Webzen America will use the proceeds of the loan for general corporate use. We also have agreed to extend the maturity of first round long term loan of US$1,500,000 on April 18, 2009. The term was for two years and interest rate of 5% was maintained. During the fiscal year ended December 31, 2009, the largest amount outstanding of the loan to Webzen America from us was US$4 million.

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

In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station. Under the agreement, NHN Games undertook to develop our discontinued online game Parfait Station, deliver by a certain date a version that is ready to be commercialized and maintain the game after commercialization in exchange for certain installment payments (￦3.0 billion in total) during the development stage and 20-50% of net revenue generated from the game after commercialization.

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

In June 2009, we entered into a outsourcing agreement with NHN Games where we are to provide services relating to strategy, marketing, promotion and businesses abroad. NHN Games is to pay ￦93.8 million per month for such services. The agreement became effective on December 31, 2009, and will be automatically renewed for one year unless a party notifies the other of its intent to terminate the agreement 30 days prior to the end of each contract period.

In August 1, 2009, we entered into a joint venture agreement with NHN Games where we will provide MU and SUN online and NHN Games will provide Archlord and R2 through a global game portal called webzen.com.  We will transfer any revenue generated on NHN Games’ title every month.  The term of the agreement is to end on July 31, 2012, and will be automatically renewed for one year unless a party notifies its intent to terminate the agreement one month prior to the end of each contract period.

In February 2010, we entered into a publishing agreement with NHN Games to service Battle Territory, a first-person shooter game developed by NHN Games. We will pay ￦1,750 million to NHN Games as a license fee and divide equally the profit generated by the offering of Battle Territory.

7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

8.A.  Consolidated Statements and Other Financial Information

All relevant financial statements are included in “Item 18. Financial Statements.”

Legal proceedings

In December 2009, we filed suit against The9 in Seoul District Court in Korea for return of the trademark “MU.”  Under the trademark transfer agreement between us and The9, The9 had the obligation to transfer all trademark related to MU.  We filed this suit to regain control over the trademark that we registered under The9 for ease of service in China.

Dividend policy

Since our inception on April 28, 2000, we have declared or paid dividends on our common shares once. On February 22, 2005, the board of Directors passed a resolution to pay dividends, and the shareholders approved it at our annual general meeting of shareholders on March 18, 2005. The record date was December 31, 2004, and the amount was ￦250 per common share. We plan to have a similar dividend policy in the future, but any decision to pay dividends in the future will be subject to a number of factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice.

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

The following table sets forth, for the periods indicated:

•	the high and low closing sales price for our common shares as reported on the KOSDAQ;

•	the average daily trading volume of our common shares;

•	the high and low of the daily closing values of the KOSDAQ composite index; and

•	the high and low of the daily closing values of the KOSPI.

	Price per common share		Average daily trading volume	KOSDAQ		KOSPI
	High	Low		High	Low	High	Low
2005
First quarter	24,600	18,000	263,224	515.04	390.40	1,022.79	870.84
Second quarter	20,100	16,750	143,108	503.21	423.30	1,010.80	911.30
Third quarter	19,700	14,350	170,236	571.95	492.66	1,231.22	1,018.02
Fourth quarter	32,150	17,050	429,491	747.96	573.19	1,379.37	1,140.72
2006
First quarter	34,400	19,000	417,607	754.97	601.33	1,421.79	1,297.43
Second quarter	25,400	15,000	232,418	704.57	559.37	1,464.70	1,203.86
Third quarter	17,100	11,800	190,944	614.80	539.81	1,374.30	1,233.42
Fourth quarter	13,600	11,200	131,734	622.17	539.10	1,442.28	1,319.40
2007
First quarter	13,200	11,500	151,901	648.99	571.04	1,470.03	1,355.79
Second quarter	14,900	12,050	141,347	819.97	651.78	1,807.85	1,459.53
Third quarter	17,500	12,600	157,562	828.22	673.48	2,004.22	1,638.07
Fourth quarter	13,550	8,920	123,602	818.26	692.02	2,064.85	1,772.88
2008
First quarter	12,800	9,810	70,295	719.25	600.10	1,863.90	1,574.44
Second quarter	15,700	8,980	174,586	655.80	590.19	1,888.88	1,674.92
Third quarter	11,250	6,550	68,248	580.77	481.14	1,666.46	1,387.75
Fourth quarter	6,230	3,965	60,131	440.95	261.19	1,439.67	938.75
2009
First quarter	9,450	5,750	162,073	421.44	339.76	1,243.80	1,018.81
Second quarter	19,950	8,890	565,079	562.57	430.97	1,435.70	1,233.36
Third quarter	18,800	10,500	198,005	536.97	476.05	1,718.88	1,378.12
Fourth quarter	12,950	10,000	125,853	518.78	451.67	1,685.59	1,524.50

	Price per common share		Average daily trading volume	KOSDAQ		KOSPI
	High	Low		High	Low	High	Low
2010
January	14,150	10,900	354,962	553.10	496.57	1,722.01	1,602.43
February	13,600	11,800	195,234	516.23	487.41	1,628.90	1,552.79
March	12,550	11,450	104,310	527.58	507.59	1,700.19	1,615.12
April(1)	13,450	11,700	294,639	523.75	502.70	1,752.20	1,705.30
May	13,250	11,700	195,403	524.98	449.96	1,721.21	1,560.83

(1)	Trading of the Common Shares was halted on April 15, 2010 5:55pm till April 16, 2010 4:36pm.

Nasdaq Market

The ADSs are listed on the Nasdaq Market under the symbol “WZEN.”

As a result of a 3-for-1 stock split in June 2004, the ADR ratio changed so that ten ADSs represent three shares. According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2009, 1,357,290 shares of our common shares were held in the form of ADSs, representing 11.5% of total outstanding common shares.

The following table provides the high and low closing sale prices and the average daily trading volume of our ADSs on the Nasdaq Market based on information provided by www.adr.com.

Calendar period	High	Low	Average daily trading volume
	(US$)	(US$)	(ADSs)
2005
First quarter	6.99	5.30	108,220
Second quarter	6.08	4.85	76,770
Third quarter	5.74	4.28	84,870
Fourth quarter	9.34	4.86	122,820
2006
First quarter	10.34	6.01	144,930
Second quarter	8.20	4.82	129,770
Third quarter	5.35	3.58	77,850
Fourth quarter	4.22	3.59	101,180
2007
First quarter	4.45	3.68	86,388
Second quarter	4.86	3.95	69,879
Third quarter	5.30	4.01	110,738
Fourth quarter	4.54	2.91	97,529
2008
First quarter	4.06	2.74	46,718
Second quarter	4.40	2.50	48,714
Third quarter	3.18	1.37	35,845
Fourth quarter	1.30	0.64	28,588
2009
First quarter	2.18	0.83	14,741
Second quarter	4.68	1.87	31,904
Third quarter	3.96	2.55	10,291
Fourth quarter	3.27	2.53	10,070
2010
January	3.60	2.80	17,219
February	3.42	2.89	9,739
March	3.17	3.00	19,335
April	3.75	3.00	24,332
May	3.40	2.63	7,754

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

General

Our total authorized share capital is 60,000,000 shares, which consists of common shares and preferred shares (together, referred to as “shares”) each with a par value of ￦500 per share. Under our Articles of Incorporation, holders of preferred shares are entitled to dividends of 3% or more of the par value of such shares, the exact rate to be determined by our board of Directors at the time of issuance. Our total authorized share capital changed from 40,000,000 shares to 60,000,000 shares at the extraordinary general meeting of shareholders held on June 4, 2010.

Under our Articles of Incorporation, we are authorized to issue preferred shares numbering up to one-half of our total shares issued.

As of June 28, 2010, 12,974,000 common shares were issued, and 11,856,948 common shares were outstanding. We have not issued any preferred shares. All of our issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our Articles of Incorporation, we may issue additional common shares without further shareholder approval.

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

We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•
to increase our capital through a general public offering pursuant to a resolution of the board of Directors in accordance with the provisions of Article 165-6 of the Korean Financial Investment Service and Capital Market Act;

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

•
upon exercise of a stock option in accordance with Article 165-7 of the Korean Financial Investment Service and Capital Market Act or exercise of employee stock option pursuant to Article 32, Clause 2 of the Employee Welfare Act; and

•	in the form of depositary receipts in accordance with Article 165-16 of the Korean Financial Investment Service and Capital Market Act.

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

Under the Korean Financial Investment Service and Capital Market Act, we must file with the FSC and the KRX, an annual report within 90 days after the end of our fiscal year and interim reports with respect to the three-month period, six-month period and nine-month period from the fiscal year within 45 days following the end of each period. Copies of these reports are or will be available for public inspection at the FSC and the KSDA.

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

Acquisition of Shares by Us

We may not acquire our own common shares except in limited circumstances, such as reduction in capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code and the Korean Financial Investment Service and Capital Market Act, except in the case of a reduction of capital (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Korean Financial Investment Service and Capital Market Act, we may acquire our common shares through purchases on the KOSDAQ market or through a tender offer. We may also acquire interests in our common shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the common shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserve required to be set aside for that fiscal year and treasury shares acquired year-to-date, subject to certain procedural requirements. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for information on share repurchases by us.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

10.C.  Material Contracts

•
In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station. Under the agreement, NHN Games undertook to develop our discontinued online game Parfait Station, deliver by a certain date a version that is ready to be commercialized and maintain the game after commercialization in exchange for certain installment payments (￦3.0 billion in total) during the development stage and 20-50% of net revenue generated from the game after commercialization.

•
In May 2009, we entered into a three-year exclusive license agreement with NHN USA to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com. Under the agreement, we are to receive software development and installation fees in the amount of US$300,000, 30% of net revenue generated in the licensed territory as running royalty (with minimum guarantee amounts) and additional incentives when certain milestone sales figures are achieved.

•
On May 2009, an amendment to the original publishing agreement was made to waive our obligation to make any additional payments relating to T-project partly in exchange for Red 5 Studios’ publishing rights in the United States and Europe. Under the amendment, Red 5 Studios will pay us 10% of the revenue from the United States and Europe for five years after commercialization and an additional 5% of such revenue (with quarterly cap of US$2,083,333 with respect to the 5% additional revenue) for the first three-year period after commercialization. We will remain the exclusive publisher of the game in all other markets throughout the world, but we are to pay Red 5 Studios 50% of such revenue from other markets for five years after commercialization.

•	On July 31, 2009, we entered into a sales agreement with KINX and sold our office space in 467-6, Dogok-dong, Kangnam-gu, Seoul, Korea for ￦2,480 million.

•
On August 1, 2009, we entered into a joint venture agreement with NHN Games where we will provide MU and SUN online and NHN Games will provide Archlord and R2 through a global game portal called webzen.com.  We will transfer any revenue generated on NHN Games’ title every month.  The term of the agreement is to end on July 31, 2012, and will be automatically renewed for one year unless a party notifies the other of its intent to terminate the agreement one month prior to the end of each contract period.

•
On December 31, 2009, Webzen Taiwan, our subsidiary, entered into an internet game distribution and service agreement with NHN Games Corp. to provide R2 in Taiwan. Webzen Taiwan will pay NHN Games Corp. 40% of all revenue excluding fees paid to third parties for distribution.

•
On February 12, 2010, we entered into a publishing agreement with NHN Games to service Battle Territory, a game developed by NHN Games. We will pay ￦1,750 million NHN Games as license fee and divide equally the profit generated by the offering of Battle Territory.

•
On April 16, 2010, we entered into a channeling agreement with NHN Corp. where NHN Corp. will offer Huxley: The Dystopia through Hangame, a major game portal owned and operated by NHN Corp. We will pay NHN Corp. 40% of the profit.

The above agreements are online game publishing rights, game development and license agreements that were entered into in the ordinary course of our business.

10.D.  Exchange Controls

General

The Korean Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Act and Decree (collectively, the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the MOFE. The FSC has also adopted, pursuant to its authority under the Korean Financial Investment Service and Capital Market Act, regulations that restrict investment by foreigners in Korean securities.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal, provided that a foreigner who intends to acquire such shares must obtain an Investment Registration Card from the Financial Supervisory Service as described below. The acquisition of such shares by a foreigner must be reported immediately by the foreigner or his standing proxy in Korea to the Governor of the FSS (the “Governor”).

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

Upon a foreign investor’s purchase of shares through the KRX Stock Market or KOSDAQ Market, no separate report by the investor is required, because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX Stock Market (as discussed above) must be reported by the foreign investor or its standing proxy to the Governor at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside KRX Stock Market or KOSDAQ Market, in the case of trades in connection with a tender offer, odd lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment traders (such as securities companies), investment brokers (such as securities companies), collective investment business companies (such as asset management companies), and foreign custodians meeting certain requirements to act as a standing proxy to exercise shareholders’ rights, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities itself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

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

Taxation of Capital Gains

You are exempt from Korean taxation on capital gains realized upon sale of shares through the KRX Stock Market or KOSDAQ if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, provided that you have no permanent establishment in Korea (whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt, subject to certain limited exceptions, from Korean taxation on the capital gains realized by the disposition of common shares or ADSs. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea.

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

If you sell your common shares or ADSs, the purchaser or, in the case of the sale of shares through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authority, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your tax residence country prior to or at the time of payment. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

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

According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. However, questions have been raised as to whether this ruling is also applied to the surrender of depositary shares. Although the tax authorities recently issued another tax ruling indicating that securities transaction tax would be imposed “when depositary shares which were issued upon deposit with an overseas depositary of stock issued by a Korean company are later converted into the underlying stock,” except for particular type of transaction mentioned in such ruling issued by the Korean tax authorities, it is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying shares by holders of depositary shares other than initial holders. Accordingly, there can be no assurance that the holders of ADSs other than initial holders will not be subject to the securities transaction tax when they withdraw the shares upon surrendering the ADSs.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. holders described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold such securities.  This discussion applies only if you hold common shares or ADSs as capital assets for tax purposes.  In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding common shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

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

Passive Foreign Investment Company Considerations

Based on the price of our common shares and ADSs during our 2009 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe that we may have been a passive foreign investment company (“PFIC”) for our 2009 taxable year. Further, there is a significant risk that we will be a PFIC in future taxable years.

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

Under certain attribution rules, if we are a PFIC, U.S. holders will be deemed to own their proportionate share of any direct or indirect subsidiaries or other entities in which we own an equity interest that are also PFICs (“lower-

tier PFICs”), and will generally be subject to U.S. federal income tax as if such holders directly held the shares of such lower-tier PFICs.

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

If a U.S. holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares or ADSs at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss recognized on the sale or other disposition of common shares or ADSs in a year when we are a PFIC will be treated as ordinary income or loss (but in the case of a loss, only to the extent of the net amount of previously included income as a result of the mark-to-market election). U.S. holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

We will not make available the information necessary for U.S. holders to make a Qualified Electing Fund election.

If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder must file an annual return with respect to us and any lower-tier PFICs. In addition, the preferential dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. holders does not apply if we are a PFIC for a taxable year in which we pay a dividend or the prior taxable year.

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

Information Reporting and Backup Withholding

Information returns may be filed with the U.S. Internal Revenue Service (the “IRS”) in connection with the payment of dividends and sales proceeds. You may be subject to backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Recently enacted legislation requires U.S. individuals (or certain entities formed by or for U.S. individuals) to report to the IRS information with respect to assets held in accounts maintained by non-U.S. financial institutions when certain conditions are met, generally beginning in 2011.  Investors who fail to report required information could be subject to substantial penalties.  You should consult your tax advisers regarding this legislation.

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

On June 18, 2010, we announced our intention to delist our ADSs from NASDAQ Global Market and to deregister and terminate our reporting obligations with the SEC. We have provided a written notice to NASDAQ of the intent to delist and will arrange in due course, after consultation with NASDAQ, the date on which our ADSs will no longer be traded on NASDAQ Global Market. We plan to maintain an American Depositary Receipt program on a Level I basis, which will allow investors to hold their securities in the form of ADSs. We filed a Form 25 with the SEC on June 28, 2010 to delist from NASDAQ Global Market and terminate registration under Section 12(b) of the Exchangee Act and intend to file a Form 15F to suspend, and eventually terminate, registration under Sections 12(g) and 15(d) of the Exchange Act. Once we file a Form 15F, our reporting obligations under the Exchange Act will be suspended and over time terminated.

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

Foreign currency risk. We have exposure to some foreign currency exchange-rate fluctuations on cash flows from our subsidiaries and licensee partners denominated in U.S. dollars, Japanese Yen, NT dollars or Chinese RMB. For example, our revenues may be impacted by exchange rate fluctuations in the U.S. dollars, Japanese Yen, NT dollars or Chinese RMB when revenues at overseas subsidiaries or royalty payments are translated into Korean Won. Foreign exchange fluctuation could also affect the value of our assets. As of December 31, 2009, we had  approximately ￦708 million or US$609 thousand in foreign currencies such as U.S. Dollar, NT Dollar and Chinese RMB out of ￦64,981 million (US$55,842 thousand) of total cash or cash equivalents. We do not expect any material change with respect to our net income as a result of a 10% hypothetical exchange rate change.

As of December 31, 2009, we had Japanese Yen denominated accounts receivables of ￦1,279 million (US$1,099 thousand), which represented 25.2% of our total consolidated accounts receivables balance, U.S. dollar denominated accounts receivables of ￦916 million (US$787 thousand), which represented 18.1% of our total consolidated accounts receivables balance, and NT dollars denominated accounts receivables of ￦144 million (US$124 thousand), which represented 2.8% of our total consolidated accounts receivables balance. We also had Chinese RMB denominated accounts payable of ￦198 million (US$170 thousand), which represented 8.2% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of  the Won against the Japanese Yen, U.S. dollars, NT dollars and  Chinese RMB, in the aggregate, would reduce our cash flows by ￦214 million (US$184 thousand).

In 2009, ￦15,536 million (US$13,351 thousand) of our revenue was derived from currencies other than the Won, primarily from the Japanese Yen in the amount of ￦6,996 million (US$6,012 thousand), the U.S. dollar in the amount of ￦3,785 million (US$3,253 thousand), the NT dollar in the amount of ￦3,022 million (US$2,597 thousand), and the Chinese RMB  in the amount of ￦1,733 million (US$1,489 thousand). A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2009 would have reduced our revenue by ￦1,554 million (US$1,335 thousand).

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

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. to D.  Material Modifications to the Rights of Security Holders

On February 3, 2004, JPMorgan Chase Bank, as depositary for the ADSs, and we entered into the first amendment to the deposit agreement governing the ADSs, under which we reduced the total number of our common shares on deposit at any time with the depositary from 1,500,000 to 1,300,000. In connection with our 3-to-1 stock split on June 10, 2004, we entered into the second amendment to the deposit agreement to change the ratio of our common shares to ADSs from 1:10 to 3:10 and adjust the maximum number of common shares that may be accepted for deposit from 1,300,000 to 3,900,000. The second amendment went into effect on July 10, 2004. On December 9, 2008, we filed on Form F-6 the form of third amendment to the deposit agreement to reflect an aggregate fee of US$0.02 per ADR per calendar year for services by JPMorgan Chase Bank in administrating the ADRs.

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

As of December 31, 2009, we have used a total of approximately ￦19 billion, or approximately US$18 million, of our IPO proceeds. ￦12,120 million (US$10,416 thousand) was used for the development of new games, ￦3,824 million (US$3,286 thousand) was used for advertisement and marketing, ￦1,661 million (US$1,427 thousand) was used for equipment and computer software and ￦2,233 million (US$1,919 thousand) was used for office rent. As of December 31, 2009, we have spent all of the proceeds from our initial public offering of the ADSs. None of the proceeds from our initial public offering of ADSs were paid to our Directors or officers or any other affiliates of us.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

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

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on our evaluation, management concluded that, as of December 31, 2009, our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  Reserved.

16.A.  Audit Committee Financial Expert

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

16.B.  Code of Ethics

We have adopted a code of ethics that applies to each member of our board of Directors and all employees, including our Chief Executive Officer and our Chief Financial Officer. The code of ethics was filed as exhibit 11.1 to the annual report on Form 20-F filed on June 25, 2004.

16.C.  Principal Accountant Fees and Services

Fees Paid to Principal Accountant

The following table sets forth the aggregate fees by category specified below in connection with certain professional services rendered by our principal external auditor for the periods indicated. We did not pay any other fees to our principal external auditor during the periods indicated below.

	For the year ended December 31,
	2008	2009
	Won	Won	US$(1)
	(in thousands)
			(unaudited)
Audit fees(2)	460,464	471,650	405
Audit-related fees	—	—	—
Tax fees(3)	108,464	9,000	8
All other fees(4)	—	64,000	55

(1)
For convenience, the Won amounts are expressed in U.S. dollars at the rate of ￦1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as announced by the Federal Reserve Bank of New York.

(2)
Audit fees in the table above are the aggregate fees in connection with the audits of our annual financial statements, the review of our interim financial statements and assistance with and review of registration statements and periodic SEC filings.

(3)	Tax fees in the table above include the auditor’s advisory service fees with respect to our tax return and for tax audit by the Korean tax authority.

(4)	Includes consulting fee related to introduction of IFRS

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee rules set forth that all auditing services and non-auditing services provided to us by our independent auditors should be pre-approved by the Audit Committee.

16.D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On April 12, 2007, our board of Directors approved a program to indirectly repurchase ￦9.0 billion worth of common stock through trust accounts and, during 2007, approved a program to directly repurchase 219,611 Common Shares and indirectly repurchase 536,005 Common Shares and sell 1,033,654 Common Shares. During 2008, we directly and indirectly repurchased 635,741 Common Shares. At end of December 31, 2008, we held 1,117,052 Common Shares as treasury stock. The purpose of the share repurchase programs were to stabilize the stock price and to accumulate treasury stock for future stock option grants. There were no purchases of our common stock made by us directly or indirectly through trust accounts from January 1, 2009 until June 28, 2010.

16.F. Change in Registrant’s Certifying Accountant

(a)	Previous Independent Registered Public Accounting Firm

On April 30, 2010, we dismissed Samil PricewaterhouseCoopers (“Samil PwC”) as our independent registered public accounting firm. Currently Samil PwC continues to work on the US GAAP numbers for the fiscal year ended December 31, 2009 so the dismissal will take effect after such work is finalized. The dismissal of Samil PwC was approved by our Audit Committee on April 30, 2010.

The reports of Samil PwC on our financial statements as of and for the fiscal years ended December 31, 2009 and 2008 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended December 31, 2009 and 2008 and in any subsequent interim period prior to the dismissal of Samil PwC and through June 30, 2010, we did not have any disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Samil PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Samil PwC, would have caused Samil PwC to make reference to the subject matter of the disagreement in its reports on the financial statements for such years. During the two fiscal years ended December 31, 2009 and 2008 and in any subsequent interim period prior to the dismissal of Samil PwC and through June 30, 2010, there were no ‘reportable events’ as described in Item 16F(a)(1)(v) of Form 20-F.

We furnished a copy of this disclosure to Samil PwC and requested that Samil PwC furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. We have received the requested letter from Samil PwC, dated June 30, 2010, a copy of which is filed as Exhibit 99.1 to this Form 20-F.

(b)	New Independent Registered Public Accounting Firm

On April 30, 2010, our Audit Committee engaged KPMG Samjong Accounting Corp. (“KPMG”) as our new independent registered public accounting firm to review our financial statements for the fiscal quarter ended March 31, 2010 and audit our financial statements for fiscal year ending December 31, 2010. The decision to engage KPMG as our independent registered public accounting firm was the result of a competitive selection process.

During the two most recent fiscal years, and in any subsequent interim period prior to the appointment of KPMG, we have not consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement with the previous independent registered public accounting firm or a reportable event.

16.G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees – 6.C. Board Practices – Difference between Nasdaq requirements and home country practices.”

PART III

Item 17.  Financial Statements

Webzen has elected to provide financial statements and related information pursuant to Item 18.

Item 18.  Financial Statements

The consolidated financial statements of Webzen and the report thereon by its independent auditor listed below are attached hereto as follows:

(a)	Consolidated Balance Sheets as of December 31, 2008 and 2009 (page F-3)

(b)	Consolidated Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009 (page F-4)

(c)	Consolidated Statements of Changes in Equity for the Years Ended December 31, 2007, 2008 and 2009 (pages F-5 to F-6)

(d)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009

(pages F-7 to F-8)

(e)	Notes to Consolidated Financial Statements (pages F-9 to F-34)

Webzen Inc. and subsidiaries
Index
December 31, 2008 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	F-1 – F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2008 and 2009	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2007, 2008 and 2009	F-4

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2007, 2008 and 2009	F-5 - F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009	F-7 - F 8

Notes to Consolidated Financial Statements	F-9 - F-34

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Webzen Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Webzen Inc. and its subsidiaries (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests in 2009.

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

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
June 30, 2010

Webzen Inc. and subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2009

(In millions of Korean Won and in thousands of U.S. dollars, except per share data)

					(Note 3)
	2008		2009		2009
					(Unaudited)
Assets
Current assets:
Cash and cash equivalents	￦	41,823	￦	64,981	$55,842
Short-term financial instruments		11,523		1,411	1,212
Available-for-sale securities (including ￦805 and ￦2,568 of securities at fair value under ASC 825 at December 31, 2008 and 2009, respectively - see Notes 2 and 4)		5,116		7,400	6,360
Accounts receivables, net of allowance of ￦633 and ￦527 at December 31, 2008 and 2009, respectively		4,649		5,064	4,352
Other receivables		9,413		11,104	9,543
Other current assets		2,663		1,456	1,251
Total current assets		75,187		91,416	78,560
Available-for-sale securities		1,709		184	158
Property and equipment, net		9,109		5,929	5,095
Leasehold and other deposits		10,189		1,584	1,361
Other non-current assets		3,923		5,254	4,515
Total assets	￦	100,117	￦	104,367	$89,689
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	￦	2,196	￦	3,843	$3,303
Deferred income		7,426		6,208	5,334
Other current liabilities		846		906	779
Total current liabilities		10,468		10,957	9,416
Long-term deferred income		3,391		2,729	2,345
Accrued severance benefits		3,012		3,046	2,618
Guarantee deposits		38		36	31
Other non-current liabilities		20		-	-
Total liabilities		16,929		16,768	14,410
Commitments and contingencies
Parent Company Stockholders’ equity
Preferred stock, ￦500 par value, 6,485,000 shares authorized at December 31, 2008 and 2009, no shares issued and outstanding at December 31, 2008 and 2009		-		-	-
Convertible stock, ￦500 par value, 6,485,000 shares authorized at December 31, 2008 and 2009, no shares issued and outstanding at December 31, 2008 and 2009		-		-	-
Common stock, ￦500 par value 27,030,000 shares authorized at December 31, 2008 and 2009, 12,974,000 shares issued and 11,856,948 shares outstanding at December 31, 2008 and 2009		6,487		6,487	5,575
Additional paid-in capital		133,954		134,728	115,780
Accumulated deficit		(41,628)		(38,319)	(32,930)
Treasury stock, 1,117,052 shares at December 31, 2008 and 2009		(13,406)		(13,406)	(11,520)
Accumulated other comprehensive loss		(2,219)		(1,915)	(1,646)
Total parent company’s stockholders’ equity		83,188		87,575	75,259
Non-controlling interest		-		24	20
Total equity	￦	83,188	￦	87,599	$75,279
Total liabilities and equity	￦	100,117	￦	104,367	$89,689

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2007, 2008 and 2009

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share data)

							(Note 3)
	2007		2008		2009		2009
							(Unaudited)
Net revenue
Online game subscriptions	￦	22,884	￦	22,478	￦	19,833	$17,043
Royalties and license fees		6,213		10,298		10,845	9,320
Service fees		-		-		717	616
Total net revenues		29,097		32,776		31,395	26,979
Cost of revenues		17,505		15,102		15,634	13,435
Gross profit		11,592		17,674		15,761	13,544
Operating expenses
Selling, general and administrative expenses		22,848		24,590		13,761	11,825
Research and development expenses		23,164		1,816		2,227	1,914
Impairment charges		-		505		-	-
Operating loss		(34,420)		(9,237)		(227)	(195)
Other income (expenses)
Interest income		3,503		3,364		2,232	1,919
Foreign currency gains		239		3,632		1,358	1,167
Foreign currency losses		(147)		(422)		(1,506)	(1,294)
Gain (loss) on disposal of property and equipment		3,931		-		935	804
Gain (loss) on disposal of available-for-sale securities		3,755		34		212	182
Gain (loss) on valuation of available-for-sale securities under ASC 825		-		(671)		986	848
Loss on impairment of available-for-sale securities		-		(3,883)		(483)	(415)
Others, net		(118)		156		938	804
Income (loss) before income tax expenses		(23,257)		(7,027)		4,445	3,820
Income tax expenses		2,579		802		1,055	907
Net income (loss)		(25,836)		(7,829)		3,390	2,913
Net income (loss) attributable to non-controlling interest		(242)		(154)		81	69
Net income (loss) attributable to parent company	￦	(25,594)	￦	(7,675)	￦	3,309	$2,844
Basic earnings (loss) per share:

Net income (loss) attributable to parent company common shareholders	￦	(2,078)	￦	(641)	￦	279	$0.24
Diluted earnings (loss) per share:
Net income (loss) attributable to parent company common shareholders	￦	(2,078)	￦	(641)	￦	278	$0.24
Weighted average number of shares outstanding
Basic		12,319,347		11,982,216		11,856,948	11,856,948
Diluted		12,319,347		11,982,216		11,885,846	11,885,846

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Equity
Years Ended December 31, 2007, 2008 and 2009

(In millions of Korean Won and in thousands of U.S. dollars, except number of shares)

						Loans to
						Employees
						Related to			Accumulated
				Additional	Retained	Employee			Other	Non-Controlling
	Common	Common		Paid-in	Earnings	Stock	Treasury		Comprehensive	Interest in
	Shares	Stock		Capital	(Accumulated	Purchase	Stock		Income	Subsidiary		Total
					Deficit)	Plan			(Loss)

Balance at January 1, 2007	12,212,651	￦	6,486	￦ 136,207	￦ (8,359)	￦ (58)	￦	(14,237)	￦ 5,357	￦	298	￦	125,694
Exercise of stock options	2,000		1	2	-	-		-	-		-		3
Treasury stock purchase	(755,616)		-	-	-	-		(9,443)	-		-		(9,443)
Disposition of treasury stock	1,033,654		-	(2,725)	-	-		16,891	-		-		14,166
Loans to employees related to employee stock purchase plan	-		-	-	-	58		-	-		-		58
Stock-based compensation	-		-	163	-	-		-	-		-		163
Comprehensive loss:
Net loss	-		-	-	(25,594)	-		-	-		(242)		(25,836)
Unrealized gain on available-for-sale securities, net of tax	-		-	-	-	-		-	(5,824)		-		(5,824)
Foreign currency translation Adjustments	-		-	-	-	-		-	(56)		14		(42)
Total comprehensive loss													(31,702)

Balance at December 31, 2007	12,492,689		6,487	133,647	(33,953)	-		(6,789)	(523)		70		98,939
Treasury stock purchase	(635,741)		-	-	-	-		(6,617)	-		-		(6,617)
Stock-based compensation	-		-	307	-	-		-	-		-		307
Comprehensive loss:
Net loss	-		-	-	(7,675)	-		-	-		(154)		(7,829)
Unrealized gain on available-for-sale securities, net of tax	-		-	-	-	-		-	(104)		-		(104)
Foreign currency translation Adjustments	-		-	-	-	-		-	(1,592)		84		(1,508)
Total comprehensive loss													(9,441)

Balance at December 31, 2008	11,856,948		6,487	133,954	(41,628)	-		(13,406)	(2,219)		-		83,188
Stock-based compensation	-		-	774	-	-		-	-		-		774
Comprehensive income:
Net income	-		-	-	3,309	-		-	-		81		3,390
Unrealized gain on available-for-sale securities, net of tax	-		-	-	-	-		-	(299)		-		(299)
Foreign currency translation Adjustments	-		-	-	-	-		-	603		(57)		546
Total comprehensive income													3,637
Balance at December 31, 2009	11,856,948	￦	6,487	￦ 134,728	￦ (38,319)	￦ -	￦	(13,406)	￦ (1,915)	￦	24	￦	87,599

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Changes in Equity
Years Ended December 31, 2007, 2008 and 2009

(In thousands of U.S. dollars, except number of shares)

					Loans to
					Employees
					Related to		Accumulated
			Additional	Retained	Employee		Other	Non-Controlling
	Common	Common	Paid-in	Earnings	Stock	Treasury	Comprehensive	Interest in
	Shares	Stock	Capital	(Accumulated	Purchase	Stock	Income	Subsidiary	Total
				Deficit)	Plan		(Loss)
(Note3) (Unaudited)
Balance at December 31, 2008	11,856,948	$5,575	$115,115	$(35,774)	$-	$(11,520)	$(1,907)	$-	$71,489
Stock-based compensation	-	-	665	-	-	-	-	-	665
Comprehensive income:
Net income	-	-	-	2,844	-	-	-	69	2,913
Unrealized gain on available-for-sale securities, net of tax	-	-	-	-	-	-	(257)	-	(257)
Foreign currency translation Adjustments	-	-	-	-	-	-	518	(49)	469
Total comprehensive income									3,125
Balance at December 31, 2009	11,856,948	$5,575	$115,780	$(32,930)	$-	$(11,520)	$(1,646)	$20	$75,279

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2008 and 2009

(In millions of Korean Won and in thousands of U.S. dollars)

							(Note 3)
	2007		2008		2009		2009
							(Unaudited)
Cash flows from operating activities
Net income (loss)	￦	(25,836)	￦	(7,829)	￦	3,390	$2,913
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization		5,441		4,899		3,483	2,993
Provision for accrued severance benefits		1,287		1,592		896	770
Stock compensation expense		163		307		774	665
Deferred income taxes		2,209		12		174	149
Gain on disposal of available-for-sale securities		(3,755)		(34)		(212)	(182)
Loss on impairment of available-for-sale securities		-		3,883		483	415
Gain on disposal of property and equipment		(3,931)		-		(935)	(804)
Impairment charges		-		505		-	-
Loss (gain) on foreign currency translation		(79)		(2,216)		755	649
Loss (gain) on valuation of available-for-sale securities under ASC 825		-		671		(986)	(848)
Loss (gain) on valuation of derivatives		-		(145)		106	91
Others		(60)		(15)		172	148

Changes in operating assets and liabilities
Accounts receivable		(262)		1,041		(948)	(815)
Other receivables		(208)		(8,570)		8,647	7,431
Other current assets		(196)		(502)		610	525
Accounts payable and accrued expenses		806		(3,037)		1,923	1,653
Deferred income		4,716		(1,182)		(1,709)	(1,468)
Other current liabilities		117		(91)		95	82
Payment of severance benefits		(2,603)		(3,112)		(932)	(801)
Others		165		(93)		90	78

Net cash provided by (used in) operating activities		(22,026)		(13,916)		15,876	13,644

Cash flows from investing activities

Decrease (increase) in short-term financial instruments		(2,715)		(2,897)		10,000	8,594
Decrease (increase) in restricted cash		(2,390)		2,458		130	112
Acquisition of available-for-sale securities		(11,656)		(19,181)		(6,985)	(6,003)
Proceeds from sale of available-for-sale securities		17,651		9,194		6,467	5,558
Increase in loans to employees		(861)		(714)		(5)	(4)
Decrease in loans to employees		1,533		922		742	638
Purchase of property, equipment and intangible assets		(1,502)		(2,198)		(1,452)	(1,248)
Proceeds from sale of property and equipment		7,625		194		2,540	2,182
Increase in leasehold and other deposits		(7,420)		(52)		(1,794)	(1,541)
Decrease in leasehold and other deposits		4,730		11,306		43	37
Increase in capitalized software development cost		-		(2,008)		(1,259)	(1,082)
Acquisition of other non-current assets		-		-		(1,017)	(874)
Others, net		-		108		1	-

Net cash provided by (used in) investing activities		4,995		(2,868)		7,411	6,369

Cash flows from financing activities
Issuance of common stock		3		-		-	-
Increase (decrease) in short-term borrowings		916		(1,192)		(30)	(26)
Acquisition of treasury stock		(9,443)		(6,617)		-	-
Proceeds from sale of treasury stock		14,166		-		-	-
Increase in leasehold deposits received		100		34		-	-
Repayment of leasehold deposits received		-		(972)		-	-

Webzen Inc. and subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2008 and 2009

(In millions of Korean Won and in thousands of U.S. dollars)

							(Note 3)
	2007		2008		2009		2009
							(Unaudited)

Repayment of capital lease liability		(44)		(51)		(54)	(47)
Loan to employees related to employee stock purchase plan		58		-		-	-

Net cash provided by (used in) financing activities		5,756		(8,798)		(84)	(73)

Effect of exchange rate changes on cash and cash equivalents		(6)		548		(45)	(39)

Net increase (decrease) in cash and cash equivalents		(11,281)		(25,034)		23,158	19,901

Cash and cash equivalents
Beginning of year		78,138		66,857		41,823	35,941
End of year	￦	66,857	￦	41,823	￦	64,981	$55,842

The accompanying notes are integral part of these financial statements.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

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

On October 24, 2008, NHN Games became a largest shareholder by acquiring 23.74% of the voting shares from various shareholders including the former controlling shareholders and additionally acquired 3% voting shares on June 18, 2009. As of December 31, 2009, NHN Games has the largest ownership and voting rights over the Company, with 26.74% of the voting shares.

2.    Significant accounting policies

Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

New Accounting Standard Adopted in 2009
Effective September 30, 2009, the Financial Accounting Standards Board (“FASB”) established The FASB Accounting Standards CodificationTM (“ASC”) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. Except for newly issued standards which have not been codified, references to codified literature have been updated to reflect this change.

Effective January 1, 2009, the Company, as required, adopted an amendment of ASC 810, Consolidation (formerly referenced as the FASB’s SFAS No. 160, Noncontrolling Interest in

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

Consolidated Financial Statements), which requires certain changes to be made to the presentation of our financial statements. This amendment requires classification of earnings attributable to noncontrolling interests (previously referred to as “minority interest”) as part of consolidated net earnings (￦(-)154 million and ￦81 million for 2008 and 2009, respectively) and includes the accumulated amount of noncontrolling interests as part of equity (￦24 million at December 31, 2009). The net earnings amounts the Company has previously reported are now presented as “Net income (loss) attributable to parent company” and, as required, earnings per share continues to reflect amounts attributable only to the parent company. Similarly, in the presentation of shareowners’ equity, the Company distinguishes between equity amounts attributable to parent company shareholders and amounts attributable to the noncontrolling interest – previously classified as minority interest outside of shareowners’ equity. In addition to these financial reporting changes, this guidance provides for significant changes in accounting related to noncontrolling interests; specifically, increases and decreases in the controlling financial interest in consolidated subsidiaries will be reported in equity similar to treasury stock transactions. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

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

Revenue recognition
Revenue recognition for games subscriptions
For the online role playing game “MU,” online subscriptions typically involve prepaid fees, which are deferred and recognized based upon their actual usage. These subscriptions are typically short-term in nature, require no additional upgrades and minor customer support.

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

Software licensing
The Company receives prepaid license fees in connection with its software licensing business. These revenues are deferred and recognized over the license period. If license agreements are renewed upon

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

expiration of their terms, renewal license fees are deferred and recognized ratably over the new license period.

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

Service fees
Revenue from the rendering of services is recognized on a monthly basis in accordance with the contract when the services have been rendered.

The Company depends on two key products, “MU Online” and “Soul of Ultimate Nation (SUN) Online,” for most of its revenues.

For the years ended December 31, 2007, 2008 and 2009, the Company generated 74%, 65% and 63% of its total revenues from “MU Online,” respectively. For the years ended December 31, 2007, 2008 and 2009, the Company generated 26%, 35% and 33% of its total revenues from “Soul of Ultimate Nation (SUN) Online,” respectively.

For the years ended December 31, 2007, 2008 and 2009, the Company generated 89%, 84% and 85% of its total revenues from Korea, respectively. For the years ended December 31, 2007, 2008 and 2009, the Company generated 7%, 10% and 10% of its total revenues from Taiwan, respectively. For the years ended December 31, 2007, 2008 and 2009, the Company generated 4%, 6% and 5% of its total revenues from China, respectively.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with an original maturity from the date of purchase of three months or less.

Short-term financial instruments
Short-term financial instruments represent bank time deposits, with original maturities from the date of purchase greater than three months and less than one year. The carrying value of these financial instruments approximates fair market value due to the current nature of their maturities.

Restricted cash
As of December 31, 2008 and 2009, time deposits amounting to ￦346 million and ￦226 million, respectively, have been pledged to guarantee loans made to certain employees for the acquisition of stocks. The Company cannot withdraw these bank time deposits until the employees make full

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

payment to the financial institutions of their loans. As of December 31, 2008 and 2009, in connection with development of game, bank time deposits of ￦30 million and nil, respectively, resulting from government grants is restricted for use only for the development of “Huxley.” These amounts are included within financial instruments in the accompanying consolidated balance sheets.

Available-for-sale securities
On January 1, 2008, the Company adopted ASC 825, Financial Instruments (formerly referenced as the FASB’s SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities). The Company has elected the fair value option for two and three of its investments in short-term available-for-sale securities that were acquired during the year ended December 31, 2008 and 2009, respectively.  Under the fair value option, unrealized gains and losses related to this investment are reflected in the consolidated statements of operations for the year ended December 31, 2008 and 2009. The Company’s remaining investments in long-term available-for-sale securities are accounted for as available-for-sale securities pursuant to ASC 320, Investments-Debt and Equity Securities (formerly referenced as the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities). The long-term available-for-sale securities are reported on the consolidated balance sheets within other non-current assets at their estimated fair market values with any changes in the estimated fair market values being recorded as a component of accumulated other comprehensive income, net of tax. The adoption of ASC 825 did not impact retained earnings as of January 1, 2008.  Investments in available-for-sale securities that had been from the balance sheet date previously classified as available-for-sale as of December 31, 2007 continued to be classified as available-for-sale as of December 31, 2008.

Available-for-sale securities with maturities less than twelve months are classified as current assets on the consolidated balance sheets. Available-for-sale securities with maturities greater than twelve months are classified as non-current assets unless such securities are intended for use in current operations and the Company has the ability to liquidate such securities prior to maturity.

Accounting for derivative instruments
The Company applies the provision of ASC 815, Derivative and Hedging (formerly referenced as the FASB’s SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities). This Statement requires recognizing all derivative instruments as either assets or liabilities measured at fair value.

Under ASC 815, the Company may designate a derivative instruments as hedging the exposure to variability in expected future cash flows that are attributable to a particular risk (a “cash flow hedge”) or hedging the exposure to changes in the fair value of an asset or a liability (a “fair value hedge”). Special accounting for qualifying hedges allows the effective portion of a derivative instrument’s gains and losses to offset related results on the hedged item in the consolidated statements of operations and requires that a company formally document, designate and assess the effectiveness of the transactions that receive hedge accounting treatment. Both at the inception of a hedge and on an ongoing basis, a hedge must be expected to be highly effective in achieving offsetting changes in cash flows of fair value attributable to the underlying risk being hedged. If the Company determines that a derivative instrument is no longer highly effective as a hedge, it discontinues hedge accounting prospectively and future changes in the fair value of the derivative are recognized in current earnings. The Company

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

assesses hedge effectiveness at the end of year. The Company has not elected to designate any derivative instruments as hedges for the years ended December 31, 2007, 2008 and 2009.

In accordance with ASC 815, changes in the fair value of derivative instruments that are cash flow hedges are recognized in accumulated other comprehensive income (loss) and reclassified into earnings in the period in which the hedged item affects earnings. Ineffective portions of a derivative instrument’s change in fair value are immediately recognized in earnings. Derivative instruments that do not qualify, or cease to qualify, as hedges must be adjusted to fair value and the adjustments are recorded through net income.

Property and equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation for building, equipment, furniture and fixtures, vehicles and purchased software is computed using the straight-line method over the following estimated useful lives.

Building	40 years
Computer and equipment	3~4 years
Furniture and fixtures	3~4 years
Vehicles	5 years
Software-externally purchased	3~5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the assets, or the remaining lease term, whichever is shorter.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

As of December 31, 2008, 85%, 13% and 2% of the Company's property and equipment are located in Korea, Taiwan and China, respectively. As of December 31, 2009, 91%, 7% and 2% of the Company's property and equipment are located in Korea, Taiwan and China, respectively.

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

Capitalized software development costs
The Company capitalizes certain software development costs relating to online games that will be distributed to consumers through subscriptions or licenses. The Company accounts for software development in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed (formerly referenced as the FASB’s SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed). Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is available for sale. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format. After an online game is released, the capitalized product development costs are amortized to expense based on current and future revenue with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the game not exceeding three years. This expense is recorded as a component of cost of revenues. The amortization expense related to capitalized software development costs was ￦750 million, ￦750 million and ￦634 million during the years ended December 31, 2007, 2008 and 2009, respectively.

For the year ended December 31, 2008 and 2009, HUXLEY online game development cost amounting to ￦2,239 million and ￦1,438 million, respectively, which was incurred during open beta test period was capitalized. HUXLEY online game is expected to be released in 2010.

The net amount of capitalized software development costs were ￦2,929 million and ￦3,733 million at December 31, 2008 and 2009, respectively. These amounts are included with other non-current assets on the consolidated balance sheets.

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

In February 2005, the Company entered into a worldwide publishing rights contract for the online PC game APB with Real Time Worlds Ltd., (“RTW”) a company based in Scotland. In June 2005, the Company entered into a worldwide publishing rights contract for the console version (XBox 360) of the online game APB. In addition, in January 2006, the Company entered into a worldwide publishing rights contract for the online PC game T-project with Red5 Studios, Inc.(“Red5”), a company based in United States of America. These contracts are for five years after the games are commercialized, and the Company has agreed to pay royalties for the exclusive world-wide distribution rights to the games. According to the contracts, RTW and Red5 are to develop the game and transfer the worldwide

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

publishing rights to the Company in exchange for cash payments in advance of commercialization to be made in quarterly installments and future royalty payments. If a marketable game is developed, the Company will pay RTW and Red5 royalties based on certain percentage of revenues generated from the games.

The payments made in advance of commercialization by the Company will be used to offset against the future royalty payments. For the years ended December 31, 2007 and 2008, the Company paid ￦13,894 million and ￦9,166 million, respectively, in accordance with the terms of the contract. These payments were made prior to the establishment of technological and commercial feasibility, represent the development costs of the aforementioned games, and the recoverability of those costs were contingent upon successful development and commercialization of the games, and upon generating sufficient revenues from the games after commercialization. These payments were expensed and recorded as a research and development expense in the consolidated statements of operations for the years ended December 31, 2007 and 2008.

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

In June and July 2008, according to this agreement the Company was compensated with payment in cash on $2.9 million and $0.5 million, respectively. These amounts were recorded as an offset to research and development expense in the consolidated statement of operations. In addition, the Company recorded the remaining amount owed to the Company under the agreement of $7.0 million as other receivables at December 31, 2008. This amount was recorded as an offset of research and development expense in the consolidated statement of operations. This receipt was collected on January 5, 2009. The Company did not record any royalty income related to the 15% of the revenue following commercial release as no such sales occurred as of December 31, 2008 and 2009.

In May 2009, the Company entered into an amendment of contract with Red5 to amend the aforementioned worldwide publishing rights contract for the online PC game T-project. According to this contract, Red 5 will have rights to publish the Game in the United States and Europe and pay 15% of the revenue for 3 years and thereafter 10% of the revenue for 2 years to the Company. The Company will have publishing rights in all of the countries throughout the world other than those in the United States or Europe, paying 50% of revenue for 5 years to Red 5. The Company is not required to make any additional development payment to Red 5.

Research and development costs regarding the development and maintenance of existing revenue generating games, included in the cost of revenues for the years ended December 31, 2007, 2008 and 2009 amounted to ￦7,369 million, ￦7,397 million and ￦7,740 million, respectively.

Research and development costs regarding the research and development activities for the new games that have not reached technological nor commercial feasibility, included in the operating expenses for

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

the years ended December 31, 2007, 2008 and 2009 amounted to ￦23,164 million, ￦1,816 million and ￦2,227 million, respectively.

Advertising
The Company expenses advertising costs as incurred. Advertising expense was approximately ￦2,271 million, ￦3,824 million and ￦735 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company enters into marketing arrangements with independent distribution agents to distribute its MU and SUN online game product to internet cafes in Korea. Under the terms of these agreements, the Company remits monthly cash payments to the agents based upon cash collections for the previous month. These agreements are typically 12 months in duration. The Company accounts for the revenue from sales through its distribution agents at the gross sales price and records a marketing expense, or sales commission, representing 20% for 2007, 2008 and 2009 of the gross selling price in accordance with the terms of the distribution agreement.

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

Foreign currency translation
The Company, including all of its subsidiaries, uses their local currencies as their functional currencies. The financial statements of the subsidiaries are translated into the Korean Won in accordance with ASC 830, Foreign Currency Matters (formerly referenced as the FASB’s SFAS No.52, Foreign Currency Translation). All the assets and liabilities are translated to the Korean Won at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated comprehensive income (loss) of equity.

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

Stock-based compensation
The Company accounts for stock-based compensation under ASC 718, Compensation-Stock Compensation (formerly referenced as the FASB’s SFAS No. 123(R), Share-based payment).

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2007, 2008 and 2009 are based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income taxes
The Company accounts for income taxes under the provisions of ASC 740, Income Taxes (formerly referenced as the FASB’s SFAS No. 109, Accounting for Income Taxes). Under ASC 740, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

On January 1, 2007, the Company adopted the provisions of ASC 740, Income Taxes (formerly referenced as FASB Interpretation (“FIN”) 48, “Accounting for Income Tax Uncertainties.”), which prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

The tax position is measured at the largest amount of benefit that has a cumulative likelihood of greater than 50 percent of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability or (c) both (a) and (b). Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in ASC 740 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation.

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

Recent accounting pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. The Company previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on the Company’s financial condition or results of operations. The Company does not expect the adoption of ASU 2010-06 in relation to the Level 3 reconciliation to have a material impact on the Company’s financial condition or results of operations

In September 2009, the EITF reached final consensus under ASU No. 2009-13 on the issue related to revenue arrangements with multiple deliverables. This issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. This issue is effective for the Company’s revenue arrangements entered into or materially modified on or after January 1, 2011. The Company will evaluate the impact of this issue on the Company’s financial

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

statements when reviewing its new or materially modified revenue arrangements with multiple deliverables when it becomes applicable.

In June 2009, the FASB issued a statement which improves financial reporting by enterprises involved with variable interest entities. This statement requires companies to perform an analysis to determine whether the company’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement will be effective as of the beginning of the annual reporting period that begins after November 15, 2009. The Company will evaluate the impact of this statement on the Company’s financial statements when it becomes applicable.

In June 2009, the FASB issued a statement which improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets as well as the effects of a transfer on its financial position, financial performance, and cash flows and a transferor’s continuing involvement, if any, in transferred financial assets. The statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The statement will be effective as of the beginning of annual reporting period that begins after November 15, 2009. The Company believes the adoption of this pronouncement will not have a material impact on the Company’s financial statements as the Company does not currently transfer its financial assets.

3.    Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar ("US dollar") amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,163.65 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2009. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

4.    Available-for-sale securities

The cost, gross unrealized gains and fair value of available-for-sale securities as of December 31, 2008 and 2009 are as follows:

(In millions of Korean Won)	Cost or		Gross		Gross
	carrying		unrealized		unrealized
	value		gains		losses		Fair value
As of December 31, 2008
Current portion of available-for-sale:
Beneficiary certificates	￦	3,995	￦	35	￦	386	￦	3,644
Beneficiary certificates (accounted for at fair value under ASC 825)		1,476		-		671		805
Equity securities		667		-		-		667
		6,138		35		1,057		5,116
Non-current portion of available-for-sale:
Equity securities		167		1,542		-		1,709
	￦	6,305	￦	1,577	￦	1,057	￦	6,825
As of December 31, 2009
Current portion of available-for-sale:
Beneficiary certificates	￦	3,977	￦	92	￦	-	￦	4,069
Beneficiary certificates (accounted for at fair value under ASC 825)		2,480		115		27		2,568
Equity securities		138		625		-		763
		6,595		832		27		7,400
Non-current portion of available-for-sale:
Equity securities		184		-		-		184
	￦	6,779	￦	832	￦	27	￦	7,584

The current investment in equity securities are comprised of 822 shares of GameOn Co., Ltd. The Company owns 1.00% and 0.83% of shares of GameOn Co., Ltd. as of December 31, 2008 and 2009, respectively. The non-current investment in equity securities are comprised of 230,000 shares of NeoWave Inc. The Company owns 5.94% and 1.44% of shares of NeoWave Inc. as of December 31, 2008 and 2009, respectively.

The original cost of the investment in NeoWave Inc. securities was ￦4,550 million when the Company acquired the securities in February 2008. During 2008 and 2009, the Company concluded that the fair market value of NeoWave Inc. securities was significantly less than the original cost or the carrying value before valuation. In addition, the Company concluded that it was unlikely to recover the original cost or the carrying value before valuation of the NeoWave Inc. investment at any time in the foreseeable future. Accordingly, as of December 31, 2008 and 2009, the Company recorded an other-than-temporary loss on the investment in NeoWave Inc. securities of ￦3,883 million and ￦483

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

million, which represents the difference between cost or carrying value before valuation and fair market value at December 31, 2008 and 2009, respectively.

The current investment in beneficiary certificates represents equity interests in a fund that is comprised of bonds, marketable equity securities and trust funds as of December 31, 2008 and 2009. The fair value of bonds is derived based on quoted prices in active markets, the fair value of marketable securities is derived based on quoted prices in active exchange markets and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The Company has invested in multiple beneficiary certificates. Two and three of these beneficiary certificates contain embedded derivatives as of December 31, 2008 and 2009, respectively. The Company has determined that it is not practical to bifurcate the embedded derivatives and account for separately. Pursuant to ASC 825, the Company has elected the fair value option to account for these two and three securities as of December 31, 2008 and 2009, respectively. Accordingly, the entire change in estimated fair value of the two and three beneficiary certificates that contain embedded derivatives is included in other expense on the consolidated statement of operations for the years ended December 31, 2008 and 2009.

The Company classified the investment in equity securities and beneficiary certificates other than the investment of NeoWave Inc. as the current investment as those securities are intended for use in current operations and the Company has the ability to liquidate such securities within one year of the balance sheet date.

The ￦763 million of equity securities of GameOn Co., Ltd classified under short-term available-for-sale securities at December 31, 2009 had been classified as long-term available-for-sale securities in 2007 and 2008. However, as the Company sold securities of GameOn Co., Ltd in 2009 and the Company has the ability and intention to liquidate such securities within one year of the balance sheet date, the Company reclassified the those securities under a short-term available-for-sale.

The equity securities of NeoWave Inc. of ￦184 million had been classified as short-term available-for-sale securities at the time of acquisition. However, as the Company determined to hold the security until it recovers the original cost of NeoWave Inc. investment, which is unlikely to happen in the foreseeable future, it was reclassified to long-term available-for-sale securities during 2009.

Unrealized gains on the available-for-sale securities, net of tax, included in accumulated comprehensive income were ￦1,229 million and ￦544 million at December 31, 2008 and 2009, respectively. The deferred income tax liability amounts related to these unrealized gains were ￦348 million and ￦174 million at December 31, 2008 and 2009, respectively.

The Company sold securities of NeoWave Inc. and securities of GameOn Co., Ltd in 2008 and 2009, respectively, and sold out certain portions of beneficiary certificate in 2008 and 2009. Proceeds from the sales of available-for-sale securities were ￦17,651 million, ￦9,194 million and ￦6,467 million in 2007, 2008 and 2009, respectively. The gain on disposal of available-for-sale securities in 2007, 2008 and 2009 were ￦3,755 million, ￦35 million and ￦224 million, respectively, and loss on disposal of available-for-sale securities in 2008 and 2009 were ￦1 million and ￦12 million, respectively. These gains and losses were determined based on the average cost method.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

5.    Allowance for Accounts Receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2007, 2008 and 2009 are as follows:

(In millions of Korean Won)	2007		2008			2009

Balance at beginning of year	￦	2,251	￦	1,185	￦	633
Provision for allowances		-		-		172
Reversal of previous provision		(355)		(176)		-
Write-offs		(711)		(376)		(278)
Balance at end of year	￦	1,185	￦	633	￦	527

6.    Property and equipment, net

Property and equipment as of December 31, 2008 and 2009 are as follows:

(In millions of Korean Won)	2008		2009

Land	￦	1,514	￦	1,097
Building		3,363		2,234
Computer and equipment		16,564		15,907
Furniture and fixtures		3,185		1,684
Vehicles		103		66
Software-externally purchased		8,478		9,109
		33,207		30,097
Less: accumulated depreciation and amortization		(24,098)		(24,168)
	￦	9,109	￦	5,929

Depreciation and amortization expense for the years ended December 31, 2007, 2008 and 2009 were ￦4,670 million, ￦4,085 million and ￦2,849 million, respectively. The expected future amortization expense of externally purchased software for 2010, 2011, 2012, 2013 and 2014 are ￦552 million, ￦334 million, ￦268 million, ￦142 million and ￦29 million, respectively.

7.    Impairment charges

During the year ended December 31, 2008, the Company recorded an impairment charge of ￦505 million for the leasehold improvements, equipment and certain other assets at its subsidiaries located in China and United States. The Company concluded that these assets were impaired as there had been no revenue activities at these subsidiaries. The Company concluded that there are no other alternative uses for these assets. No impairment charge was recorded for the years ended December 31, 2007 and 2009.

8.    Derivatives

During 2008, the Company entered into a trading-purpose option contract related to the investment in NeoWave Inc. securities (see note 4). According to the terms of this contract, the put option allows the Company to sell NeoWave Inc. securities to counterparty at ￦20,000 per share for 180,000 shares, and the call option allows for the same counterparty to buy NeoWave Inc. securities from the Company at ￦21,000 per share for 180,000 shares. The estimated fair value of these derivatives related to this contract is as follows:

(In millions of Korean Won)	Fair value 2008		Fair value 2009
Put-option	￦	145	￦	39
Call-option		-		-
Total	￦	145	￦	39

These amounts are included within other current assets in the accompanying consolidated balance sheets.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

9.    Fair value of financial instruments

The Company adopted ASC 820, Fair Value Measurements and Disclosures (formerly referenced as the FASB’s SFAS No. 157 Fair Value Measurements) effective January 1, 2008, for all financial assets and liabilities as required. The adoption of ASC 820 was not material to the Company’s financial position or results of operations.

As discussed in Note 2, the Company adopted ASC 825, which permits entities to choose to measure financial instruments and certain other items at fair value and consequently report unrealized gains and losses on these items in earnings. ASC 825 was effective for the Company’s fiscal year beginning January 1, 2008. The Company has elected the fair value option to measure one of its investments in available-for-sale securities.

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

(iii) Available-for-sale securities with an embedded derivative feature

The investment in beneficiary certificates represents equity interests in a fund that is comprised of bonds and trust funds as of December 31, 2009. The fair value of bonds is derived based on quoted prices in active markets, and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of this investment contains an embedded derivative. The Company has determined that it is not practical to bifurcate the embedded derivative and account for separately. Pursuant to ASC 825, the Company has elected the fair value option to account for this investment. Accordingly, the entire change in estimated fair value in the beneficiary certificates is included in the consolidated statement of operations.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

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
The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis in accordance with ASC 820 and ASC 825 as of December 31, 2008 and 2009, respectively:

(In millions of Korean Won)

As of December 31, 2008,	Level 1		Level 2		Level 3		Total
Current portion of available-for-sale
Beneficiary certificates	￦	-	￦	3,644	￦	-	￦	3,644
Beneficiary certificates (accounted for at fair value under ASC 825)		-		805		-		805
Equity securities - manufacturing industry		667		-		-		667
Non-current portion of available-for-sale
Equity securities - online game industry		1,709		-		-		1,709
Derivatives - put option		-		145		-		145
Total	￦	2,376	￦	4,594	￦	-	￦	6,970

As of December 31, 2009,	Level 1		Level 2		Level 3		Total
Current portion of available-for-sale
Beneficiary certificates	￦	-	￦	4,069	￦	-	￦	4,069
Beneficiary certificates (accounted for at fair value under ASC 825)		-		2,568		-		2,568
Equity securities - online game industry		763		-		-		763
Non-current portion of available-for-sale
Equity securities - manufacturing industry		184		-		-		184
Derivatives - put option		-		39		-		39
Total	￦	947	￦	6,676	￦	-	￦	7,623

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

10.    Accrued severance benefits

Accrued severance benefits as of December 31, 2008 and 2009 are as follows:

(In millions of Korean Won)	2008		2009

Balance at beginning of year	￦	4,458	￦	3,012
Provisions for severance benefits		1,666		920
Severance payments		(3,112)		(932)
Transfer-in from related party		-		46
Balance at end of year	￦	3,012	￦	3,046

It is estimated that no health and welfare benefits will be paid over the next ten years upon employees normal retirement ages.

11.  Commitments and contingencies

The Company rents vehicles, housing and office space under operating leases, which expire at various dates through 2012.

Future minimum lease payments for all operating leases at December 31, 2009, are as follows:

(In millions of Korean Won)

2010	￦	1,679
2011		1,484
2012		503
	￦	3,666

Rent expense incurred was approximately ￦1,502 million, ￦1,768 million and ￦1,470 million for the years ended December 31, 2007, 2008 and 2009, respectively.

During 2007, the Company entered into capital lease agreements related to equipment. The assets and liabilities under the capital leases were ￦171 million at the inception of the leases which represented the present value of the minimum lease payments over the lease term. The Company’s depreciation expense, with respect to the above lease agreements, was ￦47 million and ￦22 million for the years ended December 31, 2008 and 2009, respectively.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

Future minimum lease payments under capital lease agreements as of December 31, 2009 are as follows:

(In millions of Korean won)	Minimum lease payments		Interest		Lease liabilities (Present value)

Within one year	￦	22	￦	-	￦	22

The Company entered into a stand-by Letter of credit agreement with a financial institution, which is effective until December 18, 2010. The financial institution provided a guarantee on borrowings by the Company’s Taiwan subsidiary of up to $650 thousand. There are no amounts outstanding under the letter of credit agreement as of December 31, 2009.

As of December 31, 2007, the Company was a defendant in two lawsuits claiming damages for breach of contract as a result of two contracts in which the Company had been a party. On May 7, 2009, the court returned a verdict against the plaintiffs. The aggregated claims amount to approximately ￦150 million and the Company expects the plaintiffs to appeal the cases to the higher court. Although there can be no assurance as to the outcome, the Company’s management does not expect that the outcome in the above legal proceedings and claims, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

12.  Stockholders’ equity

As of December 31, 2009, the Company is authorized to issue 40,000,000 shares, par value ￦500 per share, in registered form, which consists of common shares, non-voting preferred shares and common shares convertible into non-voting preferred shares. The Common shares are convertible at a rate of common share for preferred share. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company's board of directors at the time of issuance. In addition, the Company is authorized to issue the non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

All of the outstanding shares are fully paid and are in registered form. No non-voting preferred shares or convertible common shares were issued or outstanding as of December 31, 2009.

On February 2, 2006, September 4, 2006 and September 21, 2007, the Company issued 1,000 common shares, 1,000 common shares and 2,000 common shares at ￦1,394 per share to the Company’s employees who exercised stock options which were granted on July 10, 2002.

Dividends
Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. In 2007, 2008 and 2009, the Company did not declared dividends.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

Accumulated deficit
Accumulated deficit consists of the following as of December 31, 2008 and 2009:

(In millions of Korean Won)	2008		2009
Appropriated retained earnings
Legal reserve	￦	322	￦	322
Reserve for business rationalization		118		118
Reserve for small and medium size enterprise investment		443		443
Accumulated deficit before disposition		(42,511)		(39,202)
	￦	(41,628)	￦	(38,319)

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

13.  Treasury stock

During 2005, the Company established a treasury stock fund of ￦9,000 million according to the resolution of its board of directors on April 14, 2005. During 2009, the Company renewed the contract amounts of this fund up to ￦6,319 million. The Company acquired 755,616 shares at an aggregate cost of ￦9,443 million and 635,741 shares at an aggregate cost of ￦6,617 million during 2007 and 2008, respectively, on the open market or through the trust funds. The Company disposed of 1,033,654 shares of treasury stock at an aggregate proceeds of ￦14,166 million during 2007, resulting in decrease in additional paid-in capital amounting to ￦2,725 million. There was no disposal of treasury stock during 2009.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

14.  Stock purchase option plan

On July 10, 2002, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. Additionally, the total number of options may not exceed 15% of the total number of the Company's issued shares. On July 10, 2002, January 20, 2005, April 14, 2005, April 12, 2006, July 18, 2007, October 12, 2007, February 12, 2009, March 27, 2009 and May 14, 2009 the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of ￦1,394 per share, 118,800 shares at an exercise price of ￦24,100, 24,500 shares at an exercise price of ￦24,100, 41,000 shares at an exercise price of ￦24,100, 114,000 shares at an exercise price of ￦16,000, 77,000 shares at an exercise price of ￦14,000, 131,400 shares at an exercise price of ￦6,800, 213,000 shares at an exercise price of ￦8,300 and 12,000 shares at an exercise price of ￦13,600, respectively. During 2005, 2006, 2007 and 2009, options were granted with exercise prices of not less than the fair market value of the common shares on the grant date.

The fair value of the options at the date of the grant is estimated using the Black-Sholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years (two years for options granted in 2006, 2007 and 2009) of continued employment. Upon vesting, options are exercisable between three to six years (two to four years for options granted in 2006, 2007 and 2009) from the grant date.

The following table summarizes the stock options activity under the Plan:

			Weighted
		Weighted	Average
	Weighted-Average	Average	Fair Value of
	Number of	Exercise Price	Shares
	Stock Options	Per Share	Granted

(in Korean Won, except number of stock options data)
Stock options outstanding as of December 31, 2007	256,800	￦ 17,760	￦ 6,749
Options granted	-	-	-
Options exercised	-	-	-
Options canceled/forfeited	(24,000)	16,338	6,927
Stock options outstanding as of December 31, 2008	232,800	￦ 17,906	￦ 6,731
Options granted	356,400	7,925	3,907
Options exercised	-	-	-
Options canceled/forfeited	(73,400)	17,684	7,268
Stock options outstanding as of December 31, 2009	515,800	￦ 11,041	￦ 4,703

As of December 31, 2009, the weighted-average remaining contractual life of outstanding options was 2.41 years.

The entire award vests at the end of three years (two years for options granted in 2006, 2007 and 2009) from the grant date. Generally, options granted in 2005 become exercisable in periodic installments,

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

with 50% of options exercisable for one year from the third anniversary of the grant date and the rest 50% of options for one year from the fourth anniversary of the grant date. Of the options granted in 2005, 31,900 options are fully exercisable by April 13, 2010. Options granted in 2006 and 2007 become exercisable in periodic installments, with 50% of options exercisable for one year from the second anniversary of the grant date and the rest 50% of options for one year from the third anniversary of the grant date. Of the options granted in 2006 and 2007, 41,500 options are exercisable by July 17, 2010. In addition, options granted in 2009 become exercisable for two years from second anniversary of the grant date.

The total compensation expenses relating to the remaining stock options of ￦2,039 million are recognized over the remaining vesting period on a straight line basis. For the years ended December 31, 2007, 2008 and 2009, the Company recognized a compensation expense of ￦163 million, ￦307 million and ￦774 million, respectively, for the shares granted. There were 65,900 exercisable options at December 31, 2009.

The fair value for each option was estimated at the grant date, using a Black-Scholes option pricing model, with the following assumptions:

	2006	2007	2009

Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.85%	5.43%	3.19%
Expected volatility	55.56%	56.21%	74.94%
Expected life (in years from vesting)	2.5 years	2.5 years	2.0 years
Expected forfeitures	41%	42%	34%
Fair value of stock	￦ 24,700	￦ 14,868	￦ 8,712

Expected volatilities are based on historical volatility of the Company’s stock.

There were no stock options granted in 2008.

15.  Income taxes

Income tax expense consists of the following:

(In millions of Korean Won)	2007		2008		2009
Current
Domestic	￦	-	￦	63	￦	-
Foreign		370		727		881
		370		790		881
Deferred
Domestic		2,209		12		174
Foreign		-		-		-
		2,209		12		174
Total income tax expense	￦	2,579	￦	802	￦	1,055

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2008 and 2009 are as follows:

(In millions of Korean Won)	2008		2009

Current deferred income tax assets (liabilities)
Allowance for accounts receivable	￦	197	￦	193
Deferred income		194		153
Available-for-sale securities		1,024		(174)
Accrued expense		693		959
Unrealized foreign exchange gains		(943)		(341)
Income tax loss carryforward		2,686		997
Tax credit carryforward		-		331
Other		23		(111)
Total gross current deferred income tax assets		3,874		2,007
Less valuation allowance		(3,874)		(2,007)
Net current deferred income tax assets	￦	-	￦	-
Non-current deferred income tax assets (liabilities)
Deferred income	￦	137	￦	186
Available-for-sale securities		(339)		961
Accrued severance benefits		497		579
Property and equipment		19		125
Research and development costs		8,997		8,925
Income tax loss carryforward		14,695		12,934
Other		563		131
Total gross non-current deferred income tax assets		24,569		23,841
Less valuation allowance		(24,569)		(23,841)
Net non-current deferred income tax assets	￦	-	￦	-

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

As of December 31, 2008 and 2009, the Company recognized full valuation allowances for the net deferred tax assets as the management determined that it would not be able to realize these assets based on Webzen and its subsidiaries’ historical and projected net and taxable income.

As of December 31, 2009, Webzen and its subsidiaries had available net operating loss carryforwards of ￦58,867 million to offset future taxable income which expire in varying amounts from 2010 to 2014, except ￦9,209 million from subsidiary in the United States which expire in from 2025 to 2029.

The tax effects of temporary differences which are directly related to shareholders' equity amounted to ￦12 million and ￦174 million as of December 31, 2008 and 2009, respectively.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

The statutory income tax rate applicable to the Company is 27.5% and 24.2% for the years ended December 31, 2008 and 2009, respectively. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

A reconciliation of income tax expenses at the Korean statutory income tax rate to actual income tax expenses are as follows:

(In millions of Korean Won)	2007		2008		2009

Income tax (benefit) at Korean statutory tax rate	￦	(6,396)	￦	(1,932)	￦	1,056
Nondeductible items		(1,744)		606		844
Change in statutory tax rate		-		1,284		840
Change in valuation allowances		10,223		51		(2,595)
Foreign tax credit		369		726		881
Others		127		67		29
Total income tax expense	￦	2,579	￦	802	￦	1,055

The Company assessed uncertain tax positions and measured unrecognized tax benefits for open tax years in accordance with ASC 740, Income Taxes (formerly referenced as FIN 48, “Accounting for Income Tax Uncertainties.”) . The Company did not have any unrecognized tax benefits at December 31, 2007 and there has been no changes during the years ended December 31, 2008 and 2009.

The Company is subject to taxation in the Republic of Korea, its major tax jurisdiction. The Company’s tax year for 2007, 2008 and 2009 is subject to examination by the tax authorities.

The Company has no ongoing tax examinations by tax authorities at this time.

16.  Earnings (losses) per share

The components of basic and diluted earnings (losses) per share were as follows:

	2007		2008		2009

Net income (loss) available for common stockholders (A)	￦	(25,594)	￦	(7,675)	￦	3,309
Weighted average outstanding shares of common stock (B)		12,319,347		11,982,216		11,856,948
Dilutive effect of stock options		-		-		28,898
Common stock and common stock equivalents (C)		12,319,347		11,982,216		11,885,846
Earnings (Losses) per share
Basic (A/B)	￦	(2,078)	￦	(641)	￦	279
Diluted (A/C)	￦	(2,078)	￦	(641)	￦	278

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

The Company did not include stock options in computation of diluted earnings (losses) per share in 2007 and 2008, because stock options are antidilutive.

17.  Related party transactions

As NHN Games became a related party by acquiring majority of shares of the Company’s common stock in October 2008, NHN Corporation, the parent company of NHN Games, and its affiliates including NHN USA Inc, also became related parties of the Company.

During the years ended December 31, 2007, 2008 and 2009, there were related party transactions with the aforementioned and related parties as follows:

	2007		2008		2009
	(In millions of Korean Won)
Sales to related parties	￦	-	￦	-	￦	916
Purchases from related parties		-		-		1,524
Amounts due from related parties		-		-		249
Amounts due to related parties		-		518		1,428

In May 2008, before NHN Games became the Company's related party, the Company entered into a three-year license agreement with NHN USA Inc., related party of NHN Games, for the distribution of Huxley in North America and Europe. For the year ended December 31, 2008, revenue and cost of revenue related to this agreement has not been incurred.

As of December 31, 2008 and 2009, the Company provided loans to employees for housing amounting to ￦1,083 million and ￦345 million and recorded these loans as other current assets and other non-current assets. Short-term financial instruments amounting to ￦346 million and ￦226 million are subject to withdrawal restrictions in relation to bank loans of employees as of December 31, 2008 and 2009, respectively.

18.  Subsequent events

In April 2010, the Company entered into a service agreement with NHN Games under which NHN Games will be responsible for providing channel to users of “Huxley” after the commercial launch of the game.

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

19.  NASDAQ Delisting

On June 18, 2010, the Company notified the NASDAQ Stock Market (“NASDAQ”) of its intent to voluntarily delist its American Depository Shares (“ADSs”) from the NASDAQ Global Market and on June 28, 2010, the Company filed with the Securities and Exchange Commission (the “SEC”) and NASDAQ a Form 25 relating to the delisting of ADSs. The Company expects that trading in ADSs will be suspended by NASDAQ on July 8, 2010. The Board of Directors of the Company unanimously approved the voluntary delisting of ADSs on June 18, 2010. Following delisting from NASDAQ, it is anticipated that the ADSs will be quoted in the over-the-counter market on the “Pink Sheets,” a centralized electronic quotation service for over-the-counter securities. The Company expects its ADSs will continue to trade on the Pink Sheets, so long as market makers demonstrate an interest in trading in ADSs.

20.  Business combination in 2010

On April 15, 2010, the Company entered into a Merger Agreement with NHN Games which is the largest shareholder of the Company, a developer of massively-multiplayer online games (“MMOGs”) and a subsidiary of NHN Corporation, an operator of Naver, an Internet search engine and an online game portal, based in Korea. This acquisition will enhance the Company’s game service portfolio, expand its publishing business and promote efficient development of online games by sharing R&D resources and integrating the operational networks of the parties to the merger. Pursuant to the Merger Agreement NHN Games will merge with and into the Company under Korean law, pursuant to which NHN Games will cease to exist and the Company will be the sole surviving entity (the “Merger”). All the assets and liabilities of NHN Games, along with its rights and obligations, will be assumed by the Company in accordance with applicable laws. At the shareholder meetings of the company and NHN Games, held on June 4, 2010, the shareholders of both companies approved the Merger. The acquisition date of this merger will be July 12, 2010. Upon the consummation of the merger, each share of NHN Games stock will be converted into 1.57262712 common shares of the Company pursuant to an exchange ratio determined by a formula prescribed under Korean securities law.

NHN Games is expected to be the accounting acquirer in this transaction as this transaction is considered a reverse acquisition. It is due to the fact the largest shareholders of NHN Games will manage the control over the Company after the Merger. The estimated purchase price for NHN Games is expected to be ￦223 billion based on the June 30, 2010 closing market value of the Company’s common shares. However, the fair value of the consideration paid will be determined at the date of closing of the acquisition. The estimated purchase price is comprised entirely of common shares of the Company. Transaction costs are not expected to be significant.

In fiscal 2010, the Company will adopt ASC 805, Business Combinations (formerly referred as FASB’s SFAS No. 141 (revised 2007), Business Combinations). Assets and liabilities of the accounting acquire will be recorded at fair value in accordance with ACS 805.

The determination of fair value will require the Company’s management to make significant estimates and assumptions, with respect to intangible assets acquired, support obligations assumed, and pre-

Webzen Inc. and subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

acquisition contingencies. The assumptions and estimates used in determining the fair values of these items will be substantially similar upon the Company’s adoption of ASC 805 (formerly FAS 141R) as they were under ASC 805 (formerly FAS 141).

21.  Supplemental cash flow information and non-cash activities

(In millions of Korean Won)	2007		2008		2009

Supplemental cash flow information
Cash paid during the year for income taxes	￦	398	￦	540	￦	897
Interest paid		35		76		8
Supplemental non-cash activities
Assets acquired under a capital lease	￦	171	￦	-	￦	-
Reclassification of available-for-sale securities to long-term available-for-sale securities		-		-		763
Reclassification of long-term deferred revenue to deferred revenue		281		1,113		878
Reclassification of leasehold deposits to other accounts receivable		-		-		10,344

Item 19.  Exhibits

1.1	Articles of Incorporation Amended on June 04, 2010 (English translation)

2.1***	Form of Common Share Certificate (English translation)

2.2****	Form of ADR

2.3***	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)

2.4†	First Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated as of February 3, 2004

2.5††	Second Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated as of July 16, 2004

2.6†††	Third Amendment to the Deposit Agreement among Webzen Inc., JPMorgan Chase Bank as depositary and holders of American Depositary Receipts dated as of December 9, 2008

4.1**	Channeling Agreement dated March 1, 2009 between Webzen Inc. and NHN Co., Ltd.

4.2**	Service Agreement dated April 2009 between Webzen Inc. and NHN Games Co., Ltd.

4.3**	License and Distribution Agreement dated May 21, 2009 between Webzen Inc. and NHN USA Inc.

4.4**	Business Agency Agreement dated June 8, 2009 between Webzen Inc. and NHN Games Co., Ltd.

4.5**	License and Distribution Agreement dated May 19, 2008 between Webzen Inc. and NHN USA Inc.

4.6**	Power of Attorney dated September 9, 2008 executed by Nam-Ju Kim

4.7**	Power of Attorney dated September 9, 2008 executed by Ki-Yong Cho

4.8**	Power of Attorney dated September 9, 2008 executed by Kil-Saup Song

4.9**	Power of Attorney dated September 9, 2008 executed by Chang Keun Kim

4.10	Lease Contract dated December 18, 2009 between Webzen Inc. as tenant and CJ Internet Inc. as landlord (English translation)

4.11	Real Estate Sales Contract dated July 31, 2009 between Webzen Inc. as seller and KINX as Purchaser (English translation)

4.12	Joint Venture Agreement dated August 1, 2009 between Webzen Inc. and NHN Games Co., Ltd. (English translation)

4.13	Internet Game Distribution and Service Agreement dated December 1, 2009 between Webzen Taiwan Inc. as the licensee and NHN Games Corp. as the licensor.

4.14	Publishing Agreement dated February 12, 2010 between Webzen Inc. and NHN Games Co., Ltd. (English translaction)

4.15	Channeling Agreement dated April 16, 2010 between Webzen Inc. and NHN Corporation (English translation)

6.1	Calculation of Basic and Diluted Earnings Per Common Share and ADS (see “Note 14 to the Consolidated Financial Statements” of this Form 20-F)

8.1*	List of Subsidiaries

Ex-1

11.1††††	Code of Ethics (English Translation)

12.1	Certifications of Chief Executive Officer required by Rule 13a-14(a)

12.2	Certifications of Chief Financial Officer required by Rule 13a-14(a)

13.1	Certifications of Chief Executive Officer and Chief Financial Officers required by Rule 13a-14(b)

99.1	Letter, dated as of June 30, 2010, from Samil PricewaterhouseCoopers to the Securities Exchange Commission

*	Incorporated by reference to the exhibits to the annual report on Form 20-F/A, filed on November 20, 2009.

**	Incorporated by reference to the exhibits to the annual report on Form 20-F, filed on June 29, 2009.

***	Incorporated by reference to the exhibits to the registration statement on Form F-1 (File No. 333-110321).

****	Incorporated by reference to the exhibits to Form F-6, filed on June 20, 2005.

†	Incorporated by reference to the exhibits to Form F-6, filed on February 3, 2004.

††	Incorporated by reference to the exhibits to Form F-6, filed on July 16, 2004.

†††	Incorporated by reference to the exhibits to Form F-6, filed on December 9, 2008.

††††	Incorporated by reference to the exhibits to the annual report on Form 20-F, filed on June 25, 2004.

Ex-2

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WEBZEN INC.

By:	/s/ Hwi Joon Shin
	Name:	Hwi Joon Shin
	Title:	Chief Financial Officer

Date:  June 30, 2010